Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126780

TO THE MEMBERS OF THE NEW YORK STOCK EXCHANGE, INC. AND STOCKHOLDERS OF ARCHIPELAGO HOLDINGS, INC.

MERGER PROPOSALS—YOUR VOTE IS VERY IMPORTANT

The New York Stock Exchange, Inc. (the “NYSE”) and Archipelago Holdings, Inc. (“Archipelago”) have entered into a merger agreement providing for the combination of the NYSE and Archipelago under a new holding company named NYSE Group, Inc. The combination will join within a single company the world’s largest equities market and the first open, all-electronic stock market in the United States.

In the proposed mergers, NYSE members will be entitled to receive $300,000 in cash and 80,177 shares of common stock, par value $0.01 per share, of NYSE Group for each NYSE membership. Instead of receiving this standard mix of consideration, NYSE members may make either a cash election to increase the cash portion (and decrease the stock portion) of their consideration, or a stock election to increase the stock portion (and decrease the cash portion) of their consideration. These elections, however, are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Group common stock issued, in the mergers to the NYSE members, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all NYSE members received the standard mix of consideration. NYSE members who make no election will receive the standard mix of consideration. The precise consideration that NYSE members will receive if they make the cash election or the stock election will not be known at the time that NYSE members vote on the mergers or make an election. For a description of the consideration that NYSE members will receive if they make the cash election or the stock election, and the potential adjustments to this consideration, see “The Merger Agreement—Merger Consideration Received by NYSE Members.”

In the proposed mergers, Archipelago stockholders will be entitled to receive one share of NYSE Group common stock for each of their shares of Archipelago common stock. Holders of Archipelago stock options to acquire Archipelago common stock will receive options to acquire an equivalent number of shares of NYSE Group common stock, and holders of Archipelago restricted stock units will receive an equivalent number of NYSE Group restricted stock units.

In the mergers, the NYSE members (together with NYSE employees), on the one hand, and Archipelago stockholders (together with Archipelago employees), on the other hand, will receive 70% and 30%, respectively, of the shares of NYSE Group common stock issued and outstanding at the time of the completion of the mergers, on a diluted basis as set forth under “The Mergers—General.” Based on currently outstanding shares of Archipelago common stock, we estimate that NYSE Group will issue approximately 158 million shares of NYSE Group common stock in the aggregate in the mergers (excluding shares of NYSE Group to be held by wholly owned subsidiaries of NYSE Group). NYSE Group intends to apply to list the NYSE Group common stock on the NYSE under the symbol “NYX,” subject to official notice of issuance of the stock in the mergers. Shares of Archipelago common stock, which are listed on the Pacific Exchange, Inc. for trading on the Archipelago Exchange, or ArcaEx®, under the symbol “AX,” will be delisted if the mergers are completed.

Completion of the mergers requires the approval of both the NYSE members and Archipelago stockholders. To obtain these required approvals, the NYSE will hold a special meeting of NYSE members on December 6, 2005, and Archipelago will hold a special meeting of Archipelago stockholders on December 6, 2005, at which each company will ask its respective members and stockholders to approve and adopt the merger agreement (and consider any other matters properly brought before the special meetings). Information about the special meetings, the mergers and other business to be considered by NYSE members and Archipelago stockholders is contained in this document and the documents incorporated by reference into this document, which we urge you to read. In particular, see “ Risk Factors” beginning on page 23.

Your vote is very important. Whether or not you plan to attend the special meeting of NYSE members or the special meeting of Archipelago stockholders, as applicable, please vote as soon as possible to make sure your NYSE membership and/or Archipelago common stock, as applicable, is represented at the applicable special meeting. Your failure to vote will have the same effect as voting against the approval and adoption of the merger agreement.

The NYSE board of directors unanimously recommends that the NYSE members vote FOR the approval and adoption of the merger agreement, and the Archipelago board of directors unanimously recommends that the Archipelago stockholders vote FOR the approval and adoption of the merger agreement. We join our boards of directors in their recommendations.

John A. Thain Chief Executive Officer New York Stock Exchange, Inc.	Gerald D. Putnam Chairman of the Board of Directors and Chief Executive Officer Archipelago Holdings, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the mergers or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

This document is dated November 3, 2005, and is first being mailed to the NYSE members and Archipelago stockholders on or about November 4, 2005.

CERTAIN FREQUENTLY USED TERMS

Unless otherwise specified or if the context so requires:

•	The “NYSE” refers to (1) prior to the completion of the mergers, the New York Stock Exchange, Inc., a New York Type A not-for-profit corporation, and (2) after the completion of the mergers, the New York Stock Exchange LLC, a New York limited liability company, and its two subsidiaries, NYSE Market, Inc., a Delaware corporation, and NYSE Regulation, Inc., a New York Type A not-for-profit corporation.

•	“Archipelago” refers to Archipelago Holdings, Inc., a Delaware corporation, and, where the context requires, its predecessor, Archipelago Holdings, LLC, a Delaware limited liability company.

•	“We,” “us” or “our” refers to (1) prior to the completion of the mergers, the NYSE and Archipelago, and (2) after the completion of the mergers, NYSE Group and its wholly owned subsidiaries.

•	“NYSE membership” or “regular NYSE membership” refers to a regular membership of the NYSE (regardless of whether the associated options trading right has been separated from the membership), and “NYSE member” or “member of the NYSE” refers to a holder of a regular NYSE membership.

ADDITIONAL INFORMATION

This document incorporates important business and financial data about Archipelago from other documents that Archipelago has filed with the SEC but that are not included in or delivered with this document. For a list of documents incorporated by reference into this document, see “Where You Can Find More Information.” This information is available to you free of charge through either: (1) the website of the SEC at http://www.sec.gov or Archipelago at http://www.archipelago.com; or (2) upon written or oral request to Archipelago Holdings, Inc., Attention: Investor Relations, 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

You also may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from:

If you are a NYSE member:	If you are an Archipelago stockholder:

MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 Call Toll-Free: (800) 322-2885 Call Collect: (212) 929-5500 Email: proxy@mackenziepartners.com	Georgeson Shareholder Communications, Inc. 17 State Street, 10th Floor New York, New York 10004 Call Toll-Free: (866) 357-4032 Call Collect: (212) 440-9800

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this proxy statement/prospectus. In order to receive timely delivery of requested documents in advance of the NYSE special meeting or the Archipelago special meeting, you should make your request in the manner specified above no later than November 29, 2005.

No person is authorized to give any information or to make any representation with respect to the matters that this document describes other than those contained in this document or in the information incorporated by reference into this document, and, if given or made, the information or representation must not be relied upon as having been authorized by the NYSE or Archipelago. This document does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this document nor any distribution of securities made under this document shall, under any circumstances, create an implication that there has been no change in the affairs of the NYSE or Archipelago since the date of this document or that the information contained in or incorporated by reference into this document is correct as of any time subsequent to the date of this document.

NEW YORK STOCK EXCHANGE, INC.

Notice of Special Meeting of Members

To Be Held on December 6, 2005

To the Members of the New York Stock Exchange:

A special meeting of the members of the New York Stock Exchange, Inc. (the “NYSE”) will be held at 11 Wall Street, New York, New York, on December 6, 2005 at 4:30 p.m., local time, for the following purposes:

1.	To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of April 20, 2005, as amended and restated as of July 20, 2005 and as amended as of October 20, 2005 and as of November 2, 2005 (the “merger agreement”), by and among the NYSE, Archipelago Holdings, Inc., NYSE Group, Inc., NYSE Merger Sub LLC, NYSE Merger Corporation Sub, Inc. and Archipelago Merger Sub, Inc., and the transactions contemplated by the merger agreement, pursuant to which, among other things, the NYSE and Archipelago Holdings each agreed to combine, through a series of mergers, and become wholly owned subsidiaries of NYSE Group, Inc., a for-profit Delaware corporation;

2.	To consider and vote on any proposal that may be made by the chairman of the NYSE board of directors to adjourn or postpone the NYSE special meeting for the purpose of soliciting proxies with respect to the proposal to approve and adopt the merger agreement; and

3.	To transact any other business as may properly come before the NYSE special meeting or any adjournment or postponement of the NYSE special meeting.

The approval and adoption of the merger agreement requires the affirmative vote of two-thirds of the votes cast by the NYSE members at a special meeting where a quorum is present. The affirmative vote also must represent a majority of the NYSE memberships entitled to vote on the proposal. The approval of any other proposal presented at the NYSE special meeting only requires the affirmative vote of a majority of the votes cast by the NYSE members at a special meeting where a quorum is present. If no quorum of NYSE members is present in person or by proxy at the NYSE special meeting, the NYSE special meeting may be adjourned by the members present and entitled to vote at that meeting.

The NYSE board of directors unanimously recommends that you vote FOR the approval and adoption of the merger agreement, and FOR any proposal that may be made by the chairman of the NYSE board of directors to adjourn or postpone the NYSE special meeting for the purpose of soliciting proxies.

Only NYSE members of record and in good standing at the time of the NYSE special meeting or any adjournments of the NYSE special meeting will be entitled to vote. To vote your NYSE membership, please complete and return the enclosed proxy card to us or grant your proxy by telephone or through the Internet. You may also cast your vote in person at the NYSE special meeting. Please vote promptly whether or not you expect to attend the NYSE special meeting.

By order of the board of directors,

Marshall N. Carter, Chairman On behalf of the board

November 3, 2005

PLEASE VOTE YOUR NYSE MEMBERSHIPS PROMPTLY. To ensure that you are represented at the NYSE special meeting, please vote in one of these ways:

1) USE THE TOLL-FREE NUMBER shown on your proxy card;

2) VISIT THE WEBSITE noted on your proxy card to vote through the Internet;

3) MARK, SIGN, DATE AND PROMPTLY RETURN the enclosed proxy card in the postage-paid envelope to IVS Associates, Inc., 111 Continental Drive, Suite 210, Newark, Delaware 19713, or by FAX to (302) 369-8486; or

4) VOTE IN PERSON by appearing at the NYSE special meeting and submitting a ballot.

ARCHIPELAGO HOLDINGS, INC.

Notice of Special Meeting of Stockholders

To Be Held on December 6, 2005

To the Stockholders of Archipelago Holdings, Inc.:

A special meeting of the stockholders of Archipelago Holdings, Inc., a Delaware corporation (“Archipelago”), will be held at The Metropolitan Club, 67th Floor, Sears Tower, 233 South Wacker Drive, Chicago, Illinois, 60606, on December 6 at 9:30 a.m., local time. The items of business are:

1.	To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of April 20, 2005, as amended and restated as of July 20, 2005 and as amended as of October 20, 2005 and as of November 2, 2005 (the “merger agreement”), by and among the New York Stock Exchange, Inc., Archipelago, NYSE Group, Inc., NYSE Merger Sub LLC, NYSE Merger Corporation Sub, Inc. and Archipelago Merger Sub, Inc., and the transactions contemplated by the merger agreement, pursuant to which, among other things, the NYSE and Archipelago each agreed to combine, through a series of mergers, and become wholly owned subsidiaries of NYSE Group, Inc., a for-profit Delaware corporation; and
2.	To transact any other business as may properly come before the Archipelago special meeting or any adjournment or postponement of the Archipelago special meeting.

The approval and adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Archipelago common stock entitled to vote at the Archipelago special meeting. Pursuant to support and lock-up agreements with certain investment entities affiliated with General Atlantic LLC, The Goldman Sachs Group, Inc. and Gerald D. Putnam (the chairman and chief executive officer of Archipelago), these entities have agreed, subject to limited exceptions, to vote their shares of Archipelago common stock in favor of the approval and adoption of the merger agreement. As of November 3, 2005, these entities beneficially owned 18,870,405 shares of Archipelago common stock, which represent the power to vote approximately 40% of the outstanding shares of Archipelago common stock eligible to vote at the Archipelago special meeting, after taking into account the voting limitations contained in the Archipelago certificate of incorporation and bylaws, the rules of the Pacific Exchange and, as applicable, the PCX Holdings certificate of incorporation, which are described in the attached document.

The Archipelago board of directors unanimously recommends that you vote FOR the approval and adoption of the merger agreement.

The record date for the determination of the stockholders entitled to notice of, and to vote at, the Archipelago special meeting, or any adjournment or postponement of the Archipelago special meeting, was the close of business on November 3, 2005. A list of the Archipelago stockholders of record as of November 3, 2005 will be available for inspection during ordinary business hours at Archipelago’s offices located at 100 South Wacker Drive, Suite 1800, Chicago, Illinois, 60606, from April 25, 2005 up to and on the date of the Archipelago special meeting.

Please remember that your shares cannot be voted unless you cast your vote by one of the following methods: (1) sign and return a proxy card; (2) call the toll-free number listed on the proxy card; (3) vote through the Internet as indicated on the proxy card; or (4) vote in person at the Archipelago special meeting. You should NOT send certificates representing Archipelago common stock with the proxy. You should forward your stock certificates following the mergers, after you have received written instructions from the exchange agent.

By order of the board of directors,

Kevin J.P. O’Hara Chief Administrative Officer, General Counsel and Corporate Secretary

November 3, 2005

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY, WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE MERGER PROPOSAL PLEASE CONTACT ARCHIPELAGO HOLDINGS, INC., ATTN: INVESTOR RELATIONS, 100 SOUTH WACKER DRIVE, SUITE 1800, CHICAGO, ILLINOIS 60606, (888) 514-7284. IF YOU HAVE QUESTIONS ABOUT VOTING YOUR SHARES, PLEASE FOLLOW THE CONTACT INSTRUCTIONS ON YOUR PROXY CARD.

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Page

INFORMATION ABOUT NYSE GROUP	246

Overview	246
Competition	246
Competitive Strengths	247
Strategy	249
Dividend Policy	251
Equity Plans	251
Structure of NYSE Group	252
New York Stock Exchange Membership	252
Trading Licenses	252
Principal Stockholders	253

REGULATION	256

Overview	256
SEC Oversight	256
SRO Regulation of Members	257
U.S. Broker-Dealer Regulation of Archipelago	258
Regulation of Foreign Subsidiaries of Archipelago	258
Recent Regulatory Developments	258

NYSE REGULATION	261

Overview	261
Activities of NYSE Regulation	261
NYSE Hearing Board	262
Structure, Organization and Governance of NYSE Regulation	262

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA FOR NYSE GROUP	265

DESCRIPTION OF NYSE GROUP CAPITAL STOCK	274

Common Stock	274
Ownership and Voting Limits on NYSE Group Capital Stock	274
Transfer Restrictions on Certain Shares of NYSE Group Common Stock	276
U.S. Federal Income Tax Considerations for Non-U.S. Holders of NYSE Group Common Stock	277

COMPARISON OF RIGHTS PRIOR TO AND AFTER THE MERGERS	280

LEGAL MATTERS	299

EXPERTS	299

WHERE YOU CAN FIND MORE INFORMATION	300

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF THE NYSE	FIN-1

ANNEX A—Amended and Restated Agreement and Plan of Merger and Amendment No. 1 and Amendment No. 2 to the Amended and Restated Agreement and Plan of Merger

ANNEX B—Amended and Restated Support and Lock-Up Agreement with General Atlantic

ANNEX C—Amended and Restated Support and Lock-Up Agreement with Goldman Sachs Group

ANNEX D—Amended and Restated Support and Lock-Up Agreement with GSP

ANNEX E—Opinion of Lazard Frères & Co. LLC

ANNEX F—Opinion of Greenhill & Co., LLC

ANNEX G—Form of Amended and Restated Certificate of Incorporation of NYSE Group

ANNEX H—Form of Amended and Restated Bylaws of NYSE Group

ANNEX I—Consolidated Amended Complaint of Plaintiffs for In re New York Stock Exchange/ Archipelago Merger Litigation

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETINGS

The questions and answers below highlight only selected procedural information from this document. They do not contain all of the information that may be important to you. You should read carefully this entire document, including its annexes and the additional documents incorporated by reference into this document to fully understand the proposed transaction, the voting procedures for the special meetings and, in the case of NYSE members, the procedures for making cash and share elections. For a list of documents incorporated by reference into this document, see “Where You Can Find More Information.”

Q:	What is the proposed transaction for which I am being asked to vote?

A:	As a NYSE member and/or an Archipelago stockholder, you are being asked to vote to approve and adopt the merger agreement, by which the NYSE and Archipelago would become, through a series of mergers, wholly owned subsidiaries of NYSE Group, Inc., a newly formed, for-profit Delaware corporation that will be a publicly traded corporation. For a description of these mergers, see “The Merger Agreement—The Mergers.”

The NYSE board of directors and the Archipelago board of directors unanimously recommend that the NYSE members and Archipelago stockholders, respectively, vote for the proposal to approve and adopt the merger agreement. For a discussion of their respective reasons for this recommendation, see “The Mergers—The NYSE’s Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors” and “The Mergers—Archipelago’s Reasons for the Mergers; Recommendation of the Mergers by the Archipelago Board of Directors,” respectively.

If you are a NYSE member, you are also being asked to vote to approve any proposal that may be made by the chairman of the NYSE board of directors to adjourn or postpone the NYSE special meeting for the purpose of soliciting proxies with respect to the proposal to approve and adopt the merger agreement. The NYSE board of directors unanimously recommends that the NYSE members vote to approve this proposal (if made by the chairman) as well.

Q:	What will I receive in the mergers if I am a NYSE member?

A:	If you are a NYSE member, you will be entitled to receive in the mergers $300,000 in cash and 80,177 shares of NYSE Group common stock for your NYSE membership. Instead of receiving this standard mix of consideration, you will be provided with the opportunity to make either a cash election to increase the cash portion (and decrease the stock portion) of your consideration, or a stock election to increase the stock portion (and decrease the cash portion) of your consideration. These elections, however, are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Group common stock issued, in the mergers to the NYSE members, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all NYSE members received the standard mix of consideration.

As a result, if the cash election or stock election is oversubscribed, as more NYSE members make the oversubscribed election, NYSE members making the oversubscribed election will receive consideration that will more closely resemble the standard mix of consideration. The precise consideration that NYSE members will receive if they make the cash election or the stock election will depend on the price of Archipelago common stock during the 10 consecutive trading days ending immediately prior to the date of the completion of the mergers, as well as on the number of NYSE members who make the cash election and the stock election. This information (and therefore the precise consideration that NYSE members will receive if they make the cash election or the stock election) will not be available at the time that NYSE members vote on the mergers or make an election. The merger agreement contains no provision that permits either party to terminate the merger agreement, or that alters the exchange ratio, simply because the stock price of Archipelago common stock has fallen below any agreed-upon minimum price or has risen above an agreed-upon maximum price. For a description of the consideration that NYSE members will receive if they make the cash election or the stock election, and the potential adjustments to this consideration, see “The Merger Agreement—Merger Consideration Received by NYSE Members.”

Under the merger agreement, the NYSE has the right to issue or reserve for issuance to NYSE employees up to 3.5% of the total number of shares of NYSE Group common stock issued and outstanding upon completion of the mergers. Under this provision, the NYSE has decided to reserve for issuance to current NYSE employees 1,223,990 shares of NYSE Group common stock, which will represent approximately 0.78% of the issued and outstanding NYSE Group common stock upon completion of the mergers.

The aggregate number of shares of NYSE Group common stock issued in the mergers to the NYSE members (together with the aggregate number of shares reserved for issuance to current NYSE employees) will equal 70% of the NYSE Group common stock issued and outstanding at the time of completion of the mergers, on a diluted basis, as described under “The Mergers—General.”

Q:	What will I receive in the mergers if I am an Archipelago stockholder?

A:	If you are an Archipelago stockholder, you will be entitled to receive in the mergers one share of NYSE Group common stock for each of your shares of Archipelago common stock. If you hold any Archipelago stock options to acquire Archipelago common stock, you will receive options to acquire an equal number of shares of NYSE Group common stock. If you hold any Archipelago restricted stock units, you will receive an equal number of NYSE Group restricted stock units.

Unlike the NYSE members, Archipelago stockholders will not have the right to elect to alter this standard consideration.

The aggregate number of shares of NYSE Group common stock issued in the mergers to the Archipelago stockholders (including the shares underlying Archipelago stock options and restricted stock units held by Archipelago employees and others) will equal 30% of the NYSE Group common stock issued and outstanding at the time of completion of the mergers, on a diluted basis, as described under “The Mergers—General.”

Q:	Will I be able to transfer the NYSE Group common stock that I receive in the mergers?

A:	If you are a NYSE member, the shares of NYSE Group common stock that you will receive in the mergers will be subject to transfer restrictions. These transfer restrictions will expire in three equal installments on the first, second and third anniversaries of the completion of the mergers, unless the NYSE Group board of directors removes the transfer restrictions, in whole or in part, earlier.

In addition, certain investment entities affiliated with General Atlantic LLC (formerly General Atlantic Partners, LLC), The Goldman Sachs Group, Inc., and Gerald D. Putnam (the chairman and chief executive officer of Archipelago) entered into support and lock-up agreements, pursuant to which they agreed that the NYSE Group common stock that they receive in the mergers in respect of their Archipelago common stock will be subject to transfer restrictions. See “Support and Lock-Up Agreements—Lock-Up of NYSE Group Common Stock.” If these transfer restrictions are removed from any shares of NYSE Group common stock held by these entities, the transfer restrictions will also be removed from a proportionate number of shares of NYSE Group common stock held by the former NYSE members, and vice versa. For a description of these transfer restrictions, see “Description of NYSE Group Capital Stock—Transfer Restrictions on Certain Shares of NYSE Group Capital Stock.”

If you are an Archipelago stockholder (other than the entities that signed the support and lock-up agreements described above), the shares of NYSE Group common stock that you will receive in the mergers will be freely transferable, unless you are an affiliate of Archipelago, in which case there may be restrictions on the transfer of your shares imposed by the federal securities laws.

Q:	How do I vote?

A:	After carefully reading and considering the information contained in this document (including the annexes and the information incorporated by reference into this document), please vote by telephone, through the Internet or by returning your signed and dated proxy card by mail as soon as possible so that your NYSE membership or Archipelago common stock, as the case may be, is represented and voted at the applicable special meeting. Alternatively, you may vote in person at the applicable special meeting by ballot.

If you are an Archipelago stockholder and hold your Archipelago common stock in your own name, you may vote by telephone or through the Internet by following the instructions on or accompanying your proxy card. If you are an Archipelago stockholder and your Archipelago common stock is registered in the name of a broker, bank or other nominee (which is also known as being held in “street name”), that broker, bank or other nominee has enclosed or will provide a voting instruction card for use in directing your broker, bank or other nominee how to vote those shares.

If you hold shares in street name and would like to attend the Archipelago special meeting and vote in person, you will need to bring an account statement or other acceptable evidence of ownership of Archipelago common stock as of the close of business on November 3, 2005. Alternatively, in order to vote, you may contact the person in whose name your shares are registered, obtain a proxy form from that person, and bring it to the Archipelago special meeting.

You should be aware that, as of November 3, 2005, Archipelago directors and executive officers and their affiliates owned and were entitled to vote approximately 3% of the outstanding shares of Archipelago common stock entitled to vote at the Archipelago special meeting. In addition, pursuant to three separate support and lock-up agreements, certain investment entities affiliated with General Atlantic, Goldman Sachs Group and Mr. Putnam have agreed to vote their shares of Archipelago common stock in favor of the approval and adoption of the merger agreement. As of November 3, 2005, these entities beneficially owned, in the aggregate, shares of Archipelago common stock representing the power to vote approximately 40% of the outstanding shares of Archipelago common stock entitled to vote at the Archipelago special meeting, taking into account the voting limitations described below.

The Archipelago certificate of incorporation and bylaws, the rules of the Pacific Exchange and the PCX Holdings certificate of incorporation contain certain voting limitations for Archipelago stockholders. A description of these voting limitations is set forth under “The Special Meeting of Archipelago Stockholders—Voting Limitations.”

Q:	If I am an Archipelago stockholder and my shares of Archipelago common stock are held in “street name” by a broker, bank or other nominee, will my broker or bank vote my shares for me?

A:	If you hold your shares of Archipelago common stock in “street name” and do not provide voting instructions to your broker, your Archipelago common stock will not be voted on any proposal on which your broker does not have discretionary authority to vote. Generally, your broker, bank or other nominee does not have discretionary authority to vote on the merger proposal. Accordingly, your broker, bank or other nominee will vote your shares held by it in “street name” only if you provide voting instructions. You should follow the procedures that your broker, bank or other nominee provides. Shares that are not voted because you do not properly instruct your broker, bank or other nominee will have the effect of votes against the adoption of the merger agreement.

Alternatively, you can follow the procedures for attending the Archipelago special meeting and voting in person described above.

Q:	If I am a NYSE member, what happens if I do not vote or if I abstain from voting?

A:	Approval and adoption of the merger agreement by the NYSE members requires the affirmative vote of two-thirds of the votes cast by the NYSE members at the NYSE special meeting. The affirmative vote must also represent a majority of the NYSE memberships entitled to vote on the proposal. As a result, for purposes of satisfying this majority requirement, if you are a NYSE member and do not vote or abstain from voting your NYSE membership, this will have the same effect as voting against the approval and adoption of the merger agreement.

The approval of any other proposal presented at the NYSE special meeting requires the affirmative vote of a majority of the votes cast by the NYSE members at a special meeting where a quorum is present. If no quorum of NYSE members is present in person or by proxy at the NYSE special meeting, the NYSE special meeting may be adjourned by the members present and entitled to vote at that meeting.

If you complete a proxy and do not indicate how you want to vote on a particular proposal, your proxy will be voted in accordance with the recommendation of the NYSE board of directors (and, therefore, will be voted in favor of the approval and adoption of the merger agreement).

Q:	If I am an Archipelago stockholder, what happens if I do not vote or if I abstain from voting?

A:	Approval and adoption of the merger agreement by the Archipelago stockholders requires the affirmative vote of a majority of the shares of Archipelago common stock outstanding and entitled to vote at the Archipelago special meeting. As a result, if you are an Archipelago stockholder and do not vote or abstain from voting your shares of Archipelago common stock, this will have the same effect as voting against the approval and adoption of the merger agreement. Likewise, broker non-votes and abstentions will have the same effect as a vote against the proposal to approve and adopt the merger agreement.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. If you are a NYSE member or an Archipelago stockholder of record, there are three ways to change your vote after you have submitted a proxy:

•	you may send a later-dated, signed proxy card to the address indicated on the proxy card, which must be received prior to the applicable special meeting;

•	you may attend the applicable special meeting in person and vote; or

•	you may send a notice of revocation to the agent for the NYSE or Archipelago, as applicable, which notice must be received prior to the applicable special meeting.

Simply attending the special meeting without voting will not revoke your proxy. NYSE proxy cards can be sent by mail to IVS Associates, Inc., 111 Continental Drive, Suite 210, Newark, Delaware 19713, or by fax to (302) 369-8486. Correspondence to Archipelago should be sent to Archipelago Holdings, Inc., Attn: Kevin J.P. O’Hara, 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606.

If your shares of Archipelago common stock are held in an account at a broker, bank or other nominee and you have instructed your broker, bank or other nominee on how to vote your shares, you should follow the instructions provided by your broker, bank or other nominee to change your vote.

Q:	Should Archipelago stockholders send their stock certificates with their proxy card or their form of election?

A:	No. Please DO NOT send certificates representing your Archipelago common stock with your proxy card. If you are an Archipelago stockholder of record, you will receive written instructions from the exchange agent after completion of the mergers on how to exchange any Archipelago stock certificates you may have for NYSE Group common stock.

Q.	When and where are the special meetings?

A.	The NYSE special meeting will take place on December 6, 2005 in the Boardroom at the NYSE Building at 11 Wall Street, New York, New York, at 4:30 p.m., local time.

The Archipelago special meeting will take place on December 6, 2005 at The Metropolitan Club, 67th Floor, Sears Tower, 233 South Wacker Drive, Chicago, Illinois, 60606 at 9:30 a.m., local time.

Q:	Who can help answer my questions?

A:	If you have any questions about the mergers or how to submit your proxy, or if you need additional copies of this document, the form of election or the enclosed proxy card, you should contact:

If you are a NYSE member:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Call Toll-Free: (800) 322-2885

Call Collect: (212) 929-5500

Email: proxy@mackenziepartners.com

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SUMMARY

This summary highlights selected information in this document and may not contain all of the information that is important to you. You should carefully read this entire document, including its exhibits, and the documents incorporated by reference into this document for a more complete understanding of the matters to be considered at the special meetings. In addition, we incorporate by reference important business and financial data about Archipelago into this document. For a list of documents incorporated by reference into this document, see “Where You Can Find More Information” on page 300.

The Companies

New York Stock Exchange, Inc. (see page 166)

The NYSE is the world’s largest and most liquid equities market, listing over 2,770 entities whose total global market capitalization is approximately $20 trillion. On an average day, over 1.6 billion shares, valued at over $50 billion, are traded on the NYSE. The NYSE’s principal offices are at 11 Wall Street, New York, New York 10005, and its telephone number is (212) 656-3000. The Internet address for the NYSE is: http://www.nyse.com.

Archipelago Holdings, Inc. (see page 239)

Archipelago owns and operates the Archipelago Exchange (“ArcaEx”). ArcaEx is the first open, all-electronic stock market in the United States. Through ArcaEx, Archipelago customers can trade over 8,000 equity securities, including securities listed on the NYSE, the Nasdaq Stock Market, Inc., the American Stock Exchange, LLC and the Pacific Exchange, Inc. ArcaEx is regulated by the Pacific Exchange. Archipelago also operates The ArcaEdge®, a trading platform for equity securities on the OTC Bulletin Board. ArcaEx operates as the exclusive equities trading facility of PCX Equities, Inc. On September 26, 2005, Archipelago completed its acquisition of PCX Holdings, Inc., the parent company of the Pacific Exchange and PCX Equities. The Pacific Exchange operates a facility for the trading of options and provides self-regulatory oversight, including regulatory and market management services, for options and equity trading. Archipelago’s principal executive offices are at 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606, and its telephone number is (312) 960-1696 or toll-free (888) 514-7284. The Internet address for Archipelago is: http://www.archipelago.com.

NYSE Group, Inc. (see page 246)

NYSE Group, Inc. is a newly incorporated Delaware corporation that will become the parent company of the NYSE and Archipelago upon the completion of the mergers. To date, NYSE Group has not conducted any material activities other than those incident to its formation and the matters contemplated by the merger agreement. The address of NYSE Group’s principal executive offices is c/o New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005, and its telephone number is (212) 656-3000. The Internet address for NYSE Group is: http://www.nyse.com.

The NYSE Special Meeting (see page 47)

The special meeting of the NYSE members will be held in the Boardroom at the NYSE Building, 11 Wall Street, New York, New York on December 6, 2005, starting at 4:30 p.m., local time. You may vote at the NYSE special meeting if you are a regular NYSE member of record and in good standing at the time of the NYSE special meeting or any adjournments of that meeting. As of the date of this document, there are 1,364 regular members entitled to vote and in good standing. Each regular NYSE member in good standing may cast one vote on each proposal at the NYSE special meeting.

Proposal to Approve and Adopt the Merger Agreement. The affirmative vote of at least two-thirds of the votes cast by the NYSE members at the NYSE special meeting is required for the approval and adoption of the merger agreement. The affirmative vote must also represent a majority of the NYSE memberships entitled to vote on the proposal.

Other Proposals. With respect to any proposal other than the proposal to approve and adopt the merger agreement, both regular NYSE members in good standing and electronic access members in good standing who became electronic access members prior to March 30, 1986 are entitled to vote. For a description of electronic access members, see “The Mergers—Effect of the Mergers on Regular and Non-Regular NYSE Members.” As of the date of this document, there are two such electronic access members, and each of them is entitled to one-half of a vote. The approval of all proposals presented at the NYSE special meeting (other than the proposal to approve and adopt the merger agreement) requires the affirmative vote of a majority of the votes cast by the NYSE members at the NYSE special meeting at which a quorum is present. If no quorum of NYSE members is present in person or by proxy at the NYSE special meeting, the NYSE special meeting may be adjourned by the members present and entitled to vote at that meeting.

As of the date of this document, none of the NYSE directors, executive officers or their affiliates own, or are entitled to vote, any NYSE membership or electronic access membership.

The Archipelago Special Meeting (see page 50)

The special meeting of Archipelago stockholders will be held at The Metropolitan Club, 67th Floor, Sears Tower, 233 South Wacker Drive, Chicago, Illinois, 60606, on December 6, 2005, starting at 9:30 a.m., local time. You are entitled to notice of, and to vote at, the Archipelago special meeting if you owned Archipelago common stock at the close of business on November 3, 2005, the record date. As of November 3, 2005, there were 47,275,179 shares of Archipelago common stock issued and outstanding, of which 44,061,573 shares were entitled to vote at the Archipelago special meeting, after taking into account the voting limitations described below.

Each share of Archipelago common stock is entitled to one vote on each proposal at the Archipelago special meeting, subject to the voting limitations described below. The affirmative vote of the holders of a majority of the shares of Archipelago common stock outstanding and entitled to vote at the Archipelago special meeting as of the record date is required for the approval and adoption of the merger agreement and each other proposal presented at the Archipelago special meeting. The holders of record of a majority of the total number of outstanding shares of Archipelago common stock entitled to vote, represented either in person or by proxy, will constitute a quorum at the Archipelago special meeting.

As of November 3, 2005, Archipelago directors and executive officers and their affiliates owned and were entitled to vote approximately 3% of the outstanding shares of Archipelago common stock entitled to vote at the Archipelago special meeting, subject to the voting limitations described below.

Certain Voting Commitments (see page 50)

Pursuant to three separate support and lock-up agreements, certain investment entities affiliated with General Atlantic, Goldman Sachs Group and Gerald D. Putnam have agreed to vote their shares of Archipelago common stock in favor of the approval and adoption of the merger agreement, subject, if applicable, to certain limitations on voting, as described under “The Special Meeting of Archipelago Stockholders—Voting Limitations.” As of November 3, 2005, these entities beneficially owned, in the aggregate, shares of Archipelago common stock representing the power to vote approximately 40% of the outstanding shares of Archipelago common stock entitled to vote at the Archipelago special meeting, taking into account the voting limitations described below.

Certain Voting Limitations

The Archipelago certificate of incorporation and bylaws, the rules of the Pacific Exchange and the PCX Holdings certificate of incorporation contain certain limitations on voting by Archipelago stockholders. For a discussion of these voting limitations, see “The Special Meeting of Archipelago Stockholders—Voting Limitations.”

What You Will Receive in the Mergers

NYSE Members (see page 127)

In the mergers, each NYSE membership will entitle its holder to $300,000 in cash and 80,177 shares of NYSE Group common stock. We refer to this mix of consideration as the “standard NYSE consideration.”

In lieu of the standard NYSE consideration, NYSE members will be provided the opportunity to make a cash election to increase the cash portion (and decrease the stock portion) of their consideration or to make a stock election to increase the stock portion (and decrease the cash portion) of their consideration. The cash election and the stock election, however, are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Group common stock issued, in the mergers to the NYSE members, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all NYSE members received the standard NYSE consideration.

As a result, if the cash election or the stock election is oversubscribed, NYSE members making the oversubscribed election will receive both cash and shares of NYSE Group common stock, in proportion to the relative amounts available of each. As the cash election or stock election becomes more oversubscribed, NYSE members making the oversubscribed election will receive consideration that will more closely resemble the standard NYSE consideration. NYSE members who make no election will receive the standard NYSE consideration. The precise consideration that NYSE members will receive if they make the cash election or the stock election will depend on the price of Archipelago common stock during the 10 consecutive trading days ending immediately prior to the date of the completion of the mergers, as well as on the number of NYSE members who make the cash election and the stock election. This information (and therefore the precise consideration that NYSE members will receive if they make the cash election or the stock election) will not be available at the time that NYSE members vote on the mergers or make an election. The merger agreement contains no provision that permits either party to terminate the merger agreement, or that alters the exchange ratio, simply because the stock price of Archipelago common stock has fallen below any agreed-upon minimum price or has risen above an agreed-upon maximum price. For a more detailed description of the potential adjustments to the consideration that NYSE members will receive if they make the cash election or the stock election, see “The Merger Agreement—Merger Consideration Received by NYSE Members.”

Under the merger agreement, the NYSE has the right to issue or reserve for issuance to NYSE employees up to 3.5% of the total number of shares of NYSE Group common stock issued and outstanding upon completion of the mergers. Under this provision, the NYSE has decided to reserve for issuance to current NYSE employees 1,223,990 shares of NYSE Group common stock, which will represent approximately 0.78% of the issued and outstanding NYSE Group common stock upon completion of the mergers.

The aggregate number of shares of NYSE Group common stock issued in the mergers to the NYSE members (together with the aggregate shares reserved for issuance to current NYSE employees) will equal 70% of the NYSE Group common stock issued and outstanding at the time of completion of the mergers, on a diluted basis, as described under “The Mergers—General.”

The shares of NYSE Group common stock that the NYSE members will receive in the mergers will be subject to transfer restrictions. These transfer restrictions will expire in three equal installments on the first, second and third anniversaries of the completion of the mergers, unless the NYSE Group board of directors removes the transfer restrictions, in whole or in part, earlier.

In addition, certain investment entities affiliated with General Atlantic, Goldman Sachs Group and Mr. Putnam entered into support and lock-up agreements, pursuant to which they agreed that the NYSE Group common stock that they receive in the mergers in respect of their Archipelago common stock will be subject to transfer restrictions. See “Support and Lock-Up Agreements—Lock-Up of NYSE Group Common Stock.” If these transfer restrictions are removed from any shares of NYSE Group common stock held by these entities, the transfer restrictions will also be removed from a proportionate number of shares of NYSE Group common stock held by the former NYSE members, and vice versa. For a description of these transfer restrictions, see “Description of NYSE Group Capital Stock—Transfer Restrictions on Certain Shares of NYSE Group Capital Stock.”

Archipelago Stockholders and Holders of Archipelago Stock Options and Restricted Stock Units (see page 133)

In the mergers, each share of Archipelago common stock will entitle its holder to one share of NYSE Group common stock. In addition, holders of outstanding Archipelago stock options to acquire shares of Archipelago common stock will receive options to acquire an equal number of shares of NYSE Group common stock, and holders of outstanding restricted stock units of Archipelago common stock will receive an equal number of restricted stock units of NYSE Group common stock.

The aggregate number of shares of NYSE Group common stock issued in the mergers to the Archipelago stockholders (including shares underlying Archipelago stock options and restricted stock units held by Archipelago employees and others) will equal 30% of the NYSE Group common stock issued and outstanding at the time of completion of the mergers, on a diluted basis, as described under “The Mergers—General.”

Permitted Dividends (see page 143)

In addition to the cash payable to NYSE members in the mergers for each NYSE membership, the merger agreement permits the NYSE or Archipelago to pay cash distributions or dividends to its members or stockholders, as applicable, to the extent the net cash of either party exceeds certain thresholds, so that the relative net cash that the NYSE and Archipelago contribute to NYSE Group in the mergers is in a 70:30 ratio. We refer to this cash distribution or dividend as a “permitted dividend.” If a permitted dividend is paid, it will be paid either by the NYSE to its members or by Archipelago to its stockholders (depending on which party has cash in excess of the 70:30 ratio), but not by both.

Unanimous Board Recommendations (see pages 68 and 73)

NYSE Members. Based on the NYSE’s reasons for the mergers described in this document (see “The Mergers—The NYSE’s Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors”), the NYSE board of directors unanimously recommends that the NYSE members vote FOR the approval and adoption of the merger agreement. In addition, the NYSE board of directors unanimously recommends that the NYSE members vote FOR any proposal that may be made by the chairman of the NYSE board of directors to adjourn or postpone the NYSE special meeting for the purpose of soliciting proxies with respect to the proposal to approve and adopt the merger agreement.

Archipelago Stockholders. Based on Archipelago’s reasons for the mergers described in this document (see “The Mergers—Archipelago’s Reasons for the Mergers; Recommendation of the Mergers by the Archipelago Board of Directors”), the Archipelago board of directors unanimously recommends that the Archipelago stockholders vote FOR the approval and adoption of the merger agreement.

Interests of Our Directors and Executive Officers in the Mergers (see page 101)

You should be aware that some of the directors and executive officers of the NYSE and Archipelago may have interests in the mergers that are different from, in addition to, or in conflict with, the interests of the NYSE members and the Archipelago stockholders. These interests may include, but are not limited to, the continued employment of certain executive officers of the NYSE and Archipelago by NYSE Group, the continued positions of certain directors of the NYSE and Archipelago as directors of NYSE Group, and the indemnification of former NYSE and Archipelago directors and officers by NYSE Group. With respect to Archipelago directors and executive officers, these interests also include the treatment in the mergers of employment agreements, change-of-control severance agreements, restricted stock units, stock options and other rights held by these directors and executive officers.

Opinions of Financial Advisors (see page 79)

In connection with the proposed mergers, the NYSE’s financial advisor, Lazard Frères & Co., LLC, delivered an opinion regarding the fairness of the consideration to be received in the mergers by the NYSE members. Lazard delivered an opinion that, as of April 20, 2005, and subject to the assumptions and qualifications stated in the opinion, the consideration to be received in the mergers by the NYSE members under the merger agreement was fair to the NYSE members from a financial point of view.

Archipelago’s financial advisor, Greenhill & Co., LLC, delivered an opinion regarding the fairness of the consideration to be received in the mergers by the Archipelago stockholders. Greenhill delivered an opinion that, as of April 20, 2005, and subject to the assumptions and qualifications stated in the opinion, the consideration to be received in the mergers by the Archipelago stockholders (other than Goldman Sachs, Lazard or their respective affiliates to the extent that they are Archipelago stockholders) under the merger agreement was fair to such Archipelago stockholders from a financial point of view.

The full text of each of these fairness opinions are attached as Annex E and Annex F, respectively, to this document. You are urged to read each of the opinions carefully and in their entirety for a description of the procedures followed, matters considered and limitations on the review undertaken.

Structure of the Mergers (see page 125)

The NYSE Mergers. The merger agreement provides that the NYSE will become a wholly owned subsidiary of NYSE Group through the following two mergers (which we refer to as the “NYSE mergers”):

•	First, the NYSE will merge with and into NYSE Merger Corporation Sub, a wholly owned subsidiary of the NYSE, with NYSE Merger Corporation Sub surviving the merger (we refer to this merger as the “NYSE corporation merger”); and

•	Then, NYSE Merger Corporation Sub will merge with and into NYSE Merger Sub LLC, a limited liability company and wholly owned subsidiary of NYSE Group, with NYSE Merger Sub LLC (to be renamed New York Stock Exchange LLC) surviving the merger (we refer to this merger as the “NYSE LLC merger”).

In the NYSE corporation merger, each NYSE membership will be converted into the type and amount of consideration described under “—What You Will Receive in the Mergers” above, except that, instead of shares of NYSE Group common stock, NYSE members will receive shares of NYSE Merger Corporation Sub common stock. In the NYSE LLC merger, each share of NYSE Merger Corporation Sub common stock then automatically will be converted into one share of NYSE Group common stock.

The Archipelago Merger. The merger agreement provides that Archipelago will become a wholly owned subsidiary of NYSE Group by merging with Archipelago Merger Sub, a wholly owned subsidiary of NYSE Group, with Archipelago surviving the merger. We refer to this merger as the “Archipelago merger.” In the Archipelago merger, each share of Archipelago common stock will be converted into one share of NYSE Group common stock.

The result of the NYSE mergers and the Archipelago merger is that both the surviving entities of the NYSE mergers and the Archipelago merger will become wholly owned subsidiaries of NYSE Group, which will be a publicly traded corporation.

Merger Diagram. The following diagram illustrates the structure of the mergers:

The Mergers

NYSE members
Archipelago stockholders
100%
100%
New York Stock Exchange, Inc. will merge with and into NYSE Merger Corporation Sub
New York Stock Exchange, Inc.
Archipelago Holdings, Inc.
Archipelago Merger Sub will merge with and into Archipelago Holdings
NYSE Merger Corporation Sub, Inc.
NYSE Group, Inc.
NYSE Merger Corporation Sub will merge with and into New York Stock Exchange, LLC
NYSE Merger Sub LLC (to be renamed New York Stock Exchange LLC)
Archipelago Merger Sub, Inc.

After the Mergers

Former NYSE members and employees
Former Archipelago stockholders and employees
70%
30%
NYSE Group, Inc.
New York Stock Exchange LLC (renamed from NYSE Merger Sub LLC)
Archipelago Holdings, Inc.

For a more detailed chart of the expected structure of NYSE Group and its subsidiaries after the merger, see “The Merger Agreement—Post-Merger Diagram.”

Additional Restructuring of the NYSE (see page 126)

In connection with the mergers, it is intended that the current businesses and assets of the NYSE will be reorganized so that, immediately after the mergers, these businesses and assets will be held in three separate entities:

•	New York Stock Exchange LLC. New York Stock Exchange LLC will be the entity that is registered as a national securities exchange. New York Stock Exchange LLC is not expected to hold any assets other than all of the equity interests of NYSE Market, Inc. and NYSE Regulation, Inc.

•	NYSE Market, Inc. NYSE Market will be a wholly owned subsidiary of New York Stock Exchange LLC. NYSE Market will hold all of the NYSE’s current assets and liabilities other than the NYSE’s registration as a national securities exchange and other than the assets and liabilities relating to the regulatory functions currently conducted by the NYSE. NYSE Market will be the entity holding the assets and liabilities relating to the current securities exchange business of the NYSE.

•	NYSE Regulation, Inc. NYSE Regulation will be a New York not-for-profit corporation. The sole equity member of NYSE Regulation will be the New York Stock Exchange LLC. NYSE Regulation will continue to perform the regulatory responsibilities currently conducted by the NYSE and will incorporate the regulatory responsibilities of the Pacific Exchange. For a more detailed description of the activities of NYSE Regulation, see “NYSE Regulation.”

In addition, New York Stock Exchange LLC may, in its discretion, distribute its two-thirds interest in the Securities Industry Automation Corporation (“SIAC”) to NYSE Group immediately after the mergers, so that this interest is directly held by NYSE Group rather than by New York Stock Exchange LLC.

The organization of NYSE Group after the mergers, assuming that it undertakes each of the above restructuring steps, is set forth under “The Merger Agreement—Structure of the Mergers—Post-Merger Diagram.”

Material U.S. Federal Income Tax Consequences (see page 108)

Permitted Dividends. Subject to the limitations and qualifications described under “The Mergers—Material U.S. Federal Income Tax Consequences,” it is the opinion of Wachtell, Lipton, Rosen & Katz, counsel to the NYSE, that if a permitted dividend is paid by the NYSE, it should qualify as a distribution within the meaning of Section 301 of the Internal Revenue Code of 1986, as amended, and it is the opinion of Sullivan & Cromwell LLP, counsel to Archipelago, that if a permitted dividend is paid by Archipelago, it should qualify as a distribution within the meaning of Section 301 of the Internal Revenue Code. It is not possible for either counsel to reach a definitive conclusion regarding the characterization of a permitted dividend for U.S. federal income tax purposes because there are legal authorities that have characterized a pre-merger distribution as additional merger consideration.

Assuming each counsel’s characterization prevails, a permitted dividend paid by the NYSE or by Archipelago, as the case may be, will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the NYSE or Archipelago. Each of the NYSE and Archipelago expects that the entire amount of any permitted dividend that it may pay will be paid out of its current or accumulated earnings and profits and expects to report the entire amount as a taxable dividend for U.S. federal income tax purposes. It is possible that the Internal Revenue Service could disagree with the characterization of a permitted dividend as a distribution for U.S. federal income tax purposes and could assert that a permitted dividend is additional merger consideration paid by NYSE Group. To the extent that the Internal Revenue Service were to prevail, the permitted dividend will be taxable to you to the extent of any gain that you realize in the NYSE mergers or the Archipelago merger, as the case may be. For more information see “The Mergers—Material U.S. Federal Income Tax Consequences—Permitted Dividends.”

The Mergers. It is a condition to the obligation of the NYSE to consummate the NYSE mergers that it receive a private letter ruling from the Internal Revenue Service or an opinion from its counsel, dated as of the closing date of the NYSE mergers, in either case to the effect that the NYSE corporation merger and the NYSE LLC merger will each qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to the obligation of Archipelago to consummate the Archipelago merger that it receive a private letter ruling from the Internal Revenue Service or an opinion from its counsel, dated as of the closing date of the Archipelago merger, in either case to the effect that the Archipelago merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or that the Archipelago merger and the NYSE mergers, taken together, will qualify as a transaction described in Section 351 of the Internal Revenue Code. The NYSE and Archipelago jointly filed a private letter ruling request in respect of the NYSE mergers and the Archipelago merger with the Internal Revenue Service.

The NYSE Mergers. Subject to the limitations and qualifications described under “The Mergers—Material U.S. Federal Income Tax Consequences,” it is the opinion of Wachtell, Lipton, Rosen & Katz, counsel to the NYSE, that the NYSE mergers will qualify as reorganizations within the meaning of Section 368(a) of the Internal Revenue Code. As a result:

•	No gain or loss will be recognized by the NYSE upon the NYSE mergers.

•	If you receive cash and NYSE Group common stock in exchange for your membership in the NYSE, you generally will be subject to U.S. federal income tax with respect to any cash received. The cash that you receive generally will be treated either as consideration received in respect of a partial sale or exchange of your NYSE membership, as a distribution in respect of your NYSE membership or as merger consideration.

•	If you receive solely cash in exchange for your NYSE membership, then you generally will recognize gain or loss equal to the difference between the amount of cash you receive and the tax basis in your NYSE membership.

•	If you receive solely NYSE Group common stock in exchange for your NYSE membership, then you generally will not recognize any gain or loss, except with respect to cash you receive in lieu of fractional shares of NYSE Group common stock.

The Archipelago Merger. Subject to the limitations and qualifications described under “The Mergers—Material U.S. Federal Income Tax Consequences,” it is the opinion of Sullivan & Cromwell LLP, counsel to Archipelago, that the Archipelago merger will either qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or that the Archipelago merger and the NYSE mergers, taken together, will qualify as a transaction described in Section 351 of the Internal Revenue Code. As a result, (1) no gain or loss will be recognized by Archipelago upon the Archipelago merger, and (2) you generally will not recognize any gain or loss on the exchange of Archipelago common stock for NYSE Group common stock, except with respect to cash you receive in lieu of fractional shares of NYSE Group common stock.

You should read “The Mergers—Material U.S. Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of any permitted dividend, the NYSE mergers, and the Archipelago merger. We urge you to consult with your tax advisor for a full understanding of the tax consequences of any permitted dividend and the mergers to you.

Accounting Treatment (see page 235)

The mergers will be accounted for as an acquisition of Archipelago by the NYSE under the purchase method of accounting of U.S. generally accepted accounting principles.

Regulatory Approvals and Conditions to Completion of the Mergers (see page 115)

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR

Act”), and the rules promulgated under the HSR Act by the Federal Trade Commission (the “FTC”), we may not complete the mergers until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice (the “DOJ”) and specified waiting period requirements have been satisfied. Each of the NYSE and Archipelago submitted the applicable notifications under the HSR Act. On June 27, 2005, the DOJ issued a Request for Additional Information and Documentary Materials, thereby extending the waiting period until 30 days after the parties have substantially complied with that request, unless the waiting period is extended voluntarily by the parties or terminated earlier by the DOJ. While we believe that we will receive the requisite regulatory approvals for the mergers, there can be no assurances regarding the timing of the approvals, our ability to obtain the approvals on satisfactory terms or the absence of litigation challenging these approvals.

The mergers are also subject to the approval of the SEC. The SEC has the right to approve the rules of the national securities exchanges owned by NYSE Group, and may seek to approve certain aspects of the organizational documents of NYSE Group and its subsidiaries (including NYSE Market, NYSE Regulation and Archipelago) to the extent that they affect these national securities exchanges. We will file an application with the SEC seeking approval of certain elements of the proposed organization and operations described in this document. While we believe that we will receive the requisite regulatory approvals from the SEC, there can be no assurances regarding the timing of the approvals or our ability to obtain the approvals on satisfactory terms.

In addition, the mergers are subject to the receipt of NYSE member approval and Archipelago stockholder approval, as well as the satisfaction or waiver of other conditions, as described under “The Merger Agreement—Conditions to Completion of the Mergers.” Subject to the satisfaction or waiver of these conditions, we expect to complete the mergers in the first quarter of 2006.

Absence of Appraisal Rights (see page 118)

Under the New York Not-for-Profit Corporation Law, which governs the NYSE corporation merger, and under the Delaware General Corporation Law, which governs the NYSE LLC merger, as well as under the NYSE certificate of incorporation and constitution, NYSE members are not entitled to any appraisal rights in connection with the mergers. Under the Delaware General Corporation Law, which governs the Archipelago merger, as well as under the Archipelago certificate of incorporation and bylaws, Archipelago stockholders are not entitled to any appraisal rights in connection with the mergers.

Directors and Management of NYSE Group Following the Mergers (see page 152)

Following the mergers, the NYSE Group board of directors will consist of 14 directors, 11 of whom will be the directors of the NYSE immediately prior to the mergers and 3 of whom will be designated by Archipelago and agreed to by the NYSE. The initial term of the directors will end with the first annual stockholders meeting to be held by NYSE Group. Thereafter, the directors will serve one-year terms. John A. Thain, the current chief executive officer and a director of the NYSE, will be the chief executive officer and a director of NYSE Group. All other members of the NYSE Group board of directors will be independent directors.

On or prior to the completion of the mergers, we will cause certain of the individuals indicated under “Directors and Management of NYSE Group Following the Mergers” to be elected or appointed as officers of NYSE Group as specified in that section.

Termination of the Merger Agreement; Fees Payable (see pages 140 and 141)

The NYSE and Archipelago may jointly agree to terminate the merger agreement at any time. Either the NYSE or Archipelago may also terminate the merger agreement in various circumstances, including failure to receive necessary member or stockholder approvals, as applicable, and upon the breach by the other party of certain of its obligations under the merger agreement.

In several circumstances involving a change in the recommendation of the NYSE board of directors or the Archipelago board of directors in favor of the approval and adoption of the merger agreement, or certain actions with respect to a third-party acquisition proposal, either the NYSE or Archipelago may become obligated to pay to the other up to $40 million in termination fees and expense reimbursement. See “The Merger Agreement—Termination.”

No Solicitation (see page 138)

Subject to certain important exceptions, the merger agreement generally restricts the ability of the NYSE and Archipelago to solicit or engage in discussions or negotiations with a third party regarding a proposal to acquire a significant interest in either entity.

Support and Lock-Up Agreements (see page 148)

Concurrently with the signing of the merger agreement, the NYSE entered into three separate support and lock-up agreements with certain investment entities affiliated with General Atlantic, Goldman Sachs Group and Gerald D. Putnam (the chairman and chief executive officer of Archipelago). Pursuant to these support and lock-up agreements, these entities agreed, among other things and subject to limited exceptions:

•	to vote their shares of Archipelago common stock in favor of approving and adopting the merger agreement;

•	to vote a certain portion of their shares of Archipelago common stock against alternative acquisition proposals for up to 15 months in the event that the merger agreement is terminated under circumstances in which either the NYSE or Archipelago has to pay the other party termination fees and expense reimbursement;

•	not to transfer their shares of Archipelago common stock until the completion of the mergers or the termination of the merger agreement; and

•	if the merger is completed, not to transfer, for certain fixed periods and subject to certain exceptions, the shares of NYSE Group common stock that they receive in the mergers.

Stock Exchange Listing and Stock Prices (see page 117)

NYSE Group common stock currently is not traded or quoted on a stock exchange or quotation system. However, NYSE Group intends to apply for the NYSE Group common stock to be listed on the NYSE under the symbol “NYX,” subject to official notice of issuance in the mergers.

NYSE memberships are not traded or quoted on a stock exchange or quotation system. All transfers of NYSE memberships, including transfers through private sales, must be processed through the NYSE. As a result, the NYSE records the sale prices of NYSE memberships.

Shares of Archipelago common stock are listed on the Pacific Exchange for trading on ArcaEx, which is a facility of the Pacific Exchange, under the symbol “AX.” Shares of Archipelago common stock will be delisted from the Pacific Exchange if the mergers are completed.

Certain Differences in the Rights Before and After the Mergers (see page 280)

Until the completion of the mergers, the NYSE certificate of incorporation and constitution and the Archipelago certificate of incorporation and bylaws will continue to govern the rights of the NYSE members and Archipelago stockholders, respectively. After completion of the mergers, the NYSE Group certificate of incorporation and bylaws will govern the rights of NYSE Group stockholders. Please read carefully the form of NYSE Group certificate of incorporation and bylaws that will be in effect upon completion of the mergers, copies of which are attached as Annexes G and H respectively, to this document, as well as a summary of the material differences between the rights of NYSE Group stockholders, NYSE members and Archipelago stockholders under “Comparison of Rights Prior to and After the Mergers.” Material differences in the rights of NYSE members and Archipelago stockholders prior to the mergers, on the one hand, and the rights of NYSE Group stockholders after the mergers, on the other hand, will include the following:

•	Limitations on Ownership Concentration. The NYSE Group certificate of incorporation will provide that no person, either alone or with its related persons (as this term is defined in the NYSE Group certificate of incorporation, which term is described under “Description of NYSE Group Capital Stock—Ownership and Voting Limits on NYSE Group Capital Stock”), may beneficially own shares of stock of NYSE Group representing more than 20% of the total number of votes entitled to be cast on any matter. NYSE members do not currently face any similar concentration limitation on their ownership of NYSE memberships. Archipelago stockholders, on the other hand, face a similar concentration limitation on their ownership of Archipelago common stock but at 40% (rather than 20%) of the total number of votes entitled to be cast on any matter (and at 20% for Archipelago stockholders that are also trading permit holders of the Pacific Exchange).

•	Limitations on Voting Concentration. The NYSE Group certificate of incorporation will provide that no person, either alone or with its related persons, may possess the right to vote or cause the voting of shares of stock of NYSE Group representing more than 10% of the total number of votes entitled to be cast on any matter. NYSE members do not currently face any similar concentration limitation on their right to vote their NYSE memberships. Archipelago stockholders, on the other hand, face a similar concentration limitation on their right to vote or cause the voting of shares of Archipelago common stock but at 20% (rather than 10%) of the total number of votes entitled to be cast.

•	Amendments to Certificate of Incorporation. The NYSE Group certificate of incorporation will require the affirmative vote of not less than 80% of the votes entitled to be cast to amend or repeal the provisions in the NYSE Group certificate of incorporation relating to limitations on the concentration of ownership and voting power, the ability to call special stockholder meetings, the right to fill vacancies on the board of directors and newly created directorships, the matters that the NYSE Group board of directors may consider in light of a potential change in control of NYSE Group, the inability of stockholders to act by written consent and the quorum requirements of a stockholder meeting. In addition, the NYSE Group certificate of incorporation will require the affirmative vote of not less than 80% of the votes entitled to be cast to amend or repeal the provisions relating to the transfer restrictions imposed on the shares of NYSE Group common stock issued in the NYSE LLC merger. In contrast, amendments to the current NYSE or Archipelago certificate of incorporation generally require only the affirmative vote of a majority of the NYSE members or Archipelago stockholders, respectively, entitled to vote on such amendment. In general, amendments to the NYSE Group certificate of incorporation will be subject to SEC approval under Section 19 of the Exchange Act, as are amendments to the NYSE and Archipelago certificates of incorporation.

Share Repurchases (see page 116)

None of the NYSE, Archipelago or NYSE Group has any current plan or intention to repurchase any NYSE memberships, Archipelago common stock or NYSE Group common stock, respectively.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following financial information is to assist you in your analysis of the financial aspects of the mergers. The following tables present (1) selected historical financial data of the NYSE, (2) selected historical financial data of Archipelago, and (3) selected unaudited pro forma condensed consolidated financial data reflecting the mergers.

Selected Historical Financial Data of the NYSE

The following selected consolidated financial data of the NYSE has been derived from the historical consolidated financial statements and related notes for the years ended December 31, 2000 through December 31, 2004 and the unaudited condensed consolidated financial statements and related notes of the NYSE for the six months ended June 30, 2005 and June 30, 2004. The information presented here is only a summary, and it should be read together with the NYSE’s historical financial statements set forth on pages FIN-1 to FIN-40 of this document. The information set forth below is not necessarily indicative of the NYSE’s results of future operations and should be read in conjunction with “NYSE Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The NYSE restated its historical financial statements and related notes to correct certain accounting policies in order to conform with U.S. generally accepted accounting principles and recent SEC Staff Accounting Bulletins, as well as to provide NYSE members with financial data based on consistent accounting policies between the NYSE and Archipelago and to expand the transparency of its financial reporting. Specifically, the NYSE restated its revenue recognition for listing fees, accounting for the costs of software developed for internal use and accounting for leases. While each of these restatements has an impact on the NYSE’s financial statements, these restatements have had no cash impact. For a more detailed description of the nature and effect of the restatements, see “Selected Historical Financial Data of the NYSE—Restatement of Financial Statements.”

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004 Restated	2004 Restated	2003 Restated	2002 Restated	2001 Restated	2000 Restated
	(dollars in millions)
Revenues from:
Operations(1)	$519.3	$522.6	$1,043.7	$1,059.9	$1,031.8	$1,037.2	$977.1
Investment and other income	45.6	20.3	41.2	40.4	47.6	76.9	68.8

	564.9	542.9	1,084.9	1,100.3	1,079.4	1,114.1	1,045.9
Expenses	499.3	514.8	1,037.9	993.3	1,021.8	1,048.5	905.3

Income before taxes	65.6	28.1	47.0	107.0	57.6	65.6	140.6
Provision for income taxes	26.2	9.1	15.8	45.2	18.7	22.7	51.6
Minority interest	0.4	0.8	1.0	1.3	2.3	3.3	4.9

Net income	$39.0	$18.2	$30.2	$60.5	$36.6	$39.6	$84.1

Total assets	$2,261.5	$2,165.1	$1,982.3	$2,009.2	$1,999.8	$1,973.6	$1,633.1

Current assets	1,522.4	1,459.6	1,244.6	1,267.6	1,204.2	1,208.5	1,131.3
Current liabilities	733.1	664.8	486.9	513.2	434.2	481.8	450.8

Working capital	789.3	794.8	757.7	754.4	770.0	726.7	680.5
Long-term obligations(2)	692.1	721.3	694.7	736.2	877.8	823.9	729.0
Equity of members	806.0	755.0	767.0	736.9	676.4	639.8	602.9

(1)	This figure equals revenues, less Section 31 fees. For a description of revenues, less Section 31 fees, see “NYSE Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources of Revenue—Activity Assessment Fees.” The NYSE considers revenues, less Section 31 fees, to be a useful measure of results of operations because the NYSE pays Section 31 fees to the SEC and receives activity assessment fees from its member organizations clearing or settling trades. The activity assessment fees are designed so that they are equal to the Section 31 fees. As a result, neither the size of Section 31 fees nor the size of activity assessment fees has an impact on the NYSE’s net income.

(2)	Liabilities due after one year, including accrued employee benefits.

Selected Historical Financial Data of Archipelago

The following selected historical financial data of Archipelago has been derived from the historical consolidated financial statements and related notes of Archipelago for each of the years ended December 31, 2000 through December 31, 2004, and the unaudited consolidated financial statements and related notes of Archipelago for the six months ended June 30, 2004 and June 30, 2005. The information presented here is only a summary, and is not necessarily indicative of Archipelago’s future financial condition or results of operations. You should read it together with Archipelago’s historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Information and Results of Operations” contained in Archipelago’s annual and quarterly reports and other publicly available information incorporated by reference into this document. See “Where You Can Find More Information.”

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004(2)	2003	2002(1)	2001	2000
	(dollars in millions, except per share data)
Results of Operations:
Revenues(3):
Transaction fees	$230.5	$251.3	$484.3	$428.4	$355.6	$172.2	$80.6
Market data fees(4)	30.7	24.2	56.6	29.5	1.5	—	—
Listing fees	0.3	0.2	0.4	0.5	0.3	—	—

	261.5	275.7	541.3	458.4	357.4	172.2	80.6

Equity entitlements(5)	—	—	—	—	—	(17.0)	(20.5)

Total revenues	261.5	275.7	541.3	458.4	357.4	155.2	60.1

Cost of revenues(3):
Liquidity payments(6)	102.4	101.5	200.7	152.8	45.8	—	—
Routing charges	36.1	48.5	90.4	115.1	151.5	63.9	21.8
Clearance, brokerage and other transaction expenses	13.3	23.4	39.1	65.7	90.3	29.1	20.6

Total cost of revenues	151.8	173.4	330.2	333.6	287.5	93.0	42.4

Gross margin	109.7	102.3	211.1	124.8	69.9	62.2	17.7

Indirect expenses(3):
Employee compensation and benefits	26.0	21.1	42.8	40.0	24.3	21.7	13.2
Depreciation and amortization	10.7	16.2	26.7	30.5	17.7	10.1	2.5
Communications	11.3	9.2	19.6	20.7	23.7	26.8	11.1
Marketing and promotion	13.3	4.5	20.3	8.3	19.1	24.5	18.6
Legal and professional	5.7	5.9	11.5	8.6	7.5	6.5	8.5
NYSE merger costs	8.4	—	—	—	—	—	—
Occupancy	2.8	2.0	4.6	4.2	2.7	2.0	1.1
General and administrative	6.6	4.3	12.6	11.8	9.2	8.0	2.9

Total indirect expenses	84.8	63.2	138.1	124.0	104.2	99.6	57.9

Operating income (loss)	24.9	39.1	73.0	0.8	(34.3)	(37.4)	(40.3)
Interest and other, net	2.2	0.3	2.9	1.0	1.4	3.3	8.5
Unrealized loss on investment owned	—	—	—	—	(2.7)	(3.9)	(7.4)

Income (loss) before income tax provision	27.1	39.4	75.9	1.8	(35.6)	(38.0)	(39.2)
Income tax provision(7)	10.9	—	7.0	—	—	—	—

Net income (loss)	16.2	39.4	68.9	1.8	(35.6)	(38.0)	(39.2)
Deemed dividend on convertible preferred shares(8)	—	—	(9.6)	—	—	—	—

Net income (loss) attributable to common stockholders	$16.2	$39.4	$59.3	$1.8	$(35.6)	$(38.0)	$(39.2)

Basic earnings (loss) per share (9)	$0.34	$1.09	$1.47	$0.05	$(1.14)	$(2.35)	$(2.57)

Diluted earnings (loss) per share(9)	$0.34	$0.96	$1.38	$0.05	$(1.14)	$(2.35)	$(2.57)

Basic weighted average shares outstanding(9)	47.2	36.2	40.3	36.2	31.2	16.2	15.3
Diluted weighted average shares outstanding(9)	48.0	40.9	42.9	37.0	31.2	16.2	15.3

Balance Sheet (As of the end of the period)
Cash and cash equivalents(8)(10)(11)	$207.0	$166.8	$177.9	$111.8	$49.0	$54.8	$99.1
Receivables from brokers, dealers and customers(12)	24.0	41.8	31.4	38.7	25.7	20.8	10.1
Receivables from related parties	36.1	34.4	41.7	38.5	18.6	10.1	4.4
Total assets(10)	548.9	525.4	534.4	465.9	376.4	234.4	238.6
Total stockholders’/members’ equity(11)	480.4	342.7	460.9	303.3	302.8	195.8	216.8

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002(1)	2001
Statistical Data (unaudited)(13)

Archipelago’s total U.S. market volume (millions of shares)	71,450	71,345	140,306	116,800	81,587	29,966
Archipelago’s share of total U.S. market volume(14)	13.70%	14.02%	14.17%	12.61%	8.86%	3.48%
Archipelago’s total volume of Nasdaq-listed securities (millions of shares)	55,128	59,866	115,008	104,312	74,781	27,356
Archipelago’s share of total volume of Nasdaq-listed securities(14)	23.34%	25.58%	25.25%	24.57%	17.24%	5.89%
% of handled shares matched internally	18.59%	19.28%	19.20%	16.78%	10.37%	2.42%
% of handled shares routed out	4.75%	6.30%	6.05%	7.79%	6.87%	3.47%
Archipelago’s volume in NYSE-listed securities (millions of shares)	7,365	3,703	8,375	4,904	4,146	2,040
Archipelago’s share of total volume of NYSE-listed securities(14)	2.91%	1.57%	1.82%	1.12%	0.94%	0.56%
Archipelago’s volume in AMEX-listed securities (millions of shares)	8,957	7,775	16,924	7,585	2,659	570
Archipelago’s share of total volume of AMEX-listed securities(14)	27.70%	19.86%	22.71%	12.18%	5.53%	1.80%
Archipelago’s ETF volume (millions of shares)	11,158	6,829	15,637	6,349	2,543	535
% of customer order matched internally	88.7%	85.9%	86.6%	80.6%	65.9%	48.7%
% of customer order volume routed out	11.3%	14.1%	13.4%	19.4%	34.1%	51.3%

(1)	On March 15, 2002, Archipelago completed a merger with REDIBook ECN L.L.C., a competing electronic communications network (“ECN”), as a result of which Archipelago significantly increased its trading volumes in Nasdaq-listed securities.

(2)	On August 11, 2004, prior to the consummation of its initial public offering, Archipelago Holdings L.L.C. converted from a Delaware limited liability company to a Delaware corporation, Archipelago Holdings, Inc.

(3)	Archipelago engages in a significant amount of business with related parties in the ordinary course of its business. For a discussion of Archipelago’s related-party transactions, see Note 7 to Archipelago’s consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 incorporated by reference into this document.

(4)	Following the launch of ArcaEx in March 2002, Archipelago began earning revenues from market data fees based on the level of trading activity on ArcaEx. As the operator of ArcaEx and pursuant to the terms of its contract with the Pacific Exchange, Archipelago became eligible to participate through the Pacific Exchange in the sale of market data to, and the receipt of market data fees from, centralized aggregators of this information.

(5)	In January 2000, Archipelago implemented an equity entitlement program under which participating customers became eligible to earn “equity entitlements” based on the volume of order flow on Archipelago’s trading platforms. Equity entitlements were converted into Class B shares of Archipelago Holdings L.L.C. without additional consideration. These shares were converted into shares of Archipelago common stock in the conversion of Archipelago Holdings L.L.C. into Archipelago Holdings, Inc.

(6)	In April 2002, to enhance the liquidity of its system, Archipelago began to pay a small fee per share, referred to as “liquidity payments,” to participants that post certain buy orders and sell orders on the Archipelago system when the quote is executed against by other participants purchasing and selling internally on the Archipelago system. Archipelago generally does not pay these fees for orders posted on NYSE-listed securities.

(7)	As a limited liability company, all income taxes were paid by the members of Archipelago. As a corporation, Archipelago is responsible for the payment of all U.S. federal, state and local corporate income taxes.

(8)	In August 2004, in connection with its initial public offering, Archipelago converted 16,793,637 Class A preferred shares of Archipelago (sold to GAP Archa Holdings, L.L.C., an affiliate of General Atlantic, on November 12, 2003 for total consideration of $50.0 million) into 4,449,268 shares of Archipelago common stock. Included in this conversion was the issuance of 717,349 shares of common stock attributable to a $9.6 million beneficial conversion feature included in the previously issued redeemable preferred interest.

(9)	In August 2004, in connection with Archipelago’s reorganization, the members of Archipelago Holdings L.L.C. received 0.222222 shares of Archipelago common stock for each membership held by the member in Archipelago Holdings L.L.C. The weighted average number of shares used in the basic and diluted earnings per share computations gives retroactive effect to this 4.5-for-1 reverse stock- split.

(10)	As approved by the board of managers of Archipelago Holdings L.L.C. on July 16, 2004, Archipelago Holdings L.L.C. made a cash distribution to its members immediately prior to the conversion transaction. The cash distribution provided funds to the members to permit them to pay taxes that the members owe for their share of Archipelago’s profits in 2004 as a limited liability company through the date of the conversion transaction, calculated primarily based on the highest federal and state income tax rate applicable for tax withholding purposes to an individual. The cash distribution was approximately $24.6 million and resulted in a corresponding reduction to cash and cash equivalents. As used in this discussion, the term “members” refers to the owners of Archipelago Holdings L.L.C.

(11)	In August 2004, Archipelago completed its initial public offering and sold 6,325,000 shares of Archipelago common stock at $11.50 per share. Archipelago received net proceeds of $67.6 million and incurred approximately $6.8 million in expenses in connection with its initial public offering.

(12)	Receivables from brokers, dealers and customers and receivables from related parties include certain fees charged to customers and remitted to the Pacific Exchange, which, in turn, remits such fees to the SEC in connection with sales of securities transacted on the Archipelago system.

(13)	Archipelago’s share of trading is calculated based on the number of shares handled on the Archipelago system as a percentage of total volume as reported in the consolidated tape, which is a collection of market data that multiple markets make available on a consolidated basis. For a discussion of the method by which Archipelago calculates its share, its trading volumes and selected operating measures, see “Part II—Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Statistical Information” of Archipelago’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and “Part I—Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Statistical Information” of Archipelago’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, each of which are incorporated by reference into this document.

(14)	For the percentage of handled shares matched internally and routed out, see “Part II—Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Statistical Information” of Archipelago’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and “Part I—Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Statistical Information” of Archipelago’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, each of which are incorporated by reference into this document.

Selected Unaudited Pro Forma Condensed Consolidated Financial Data of NYSE Group

The following table shows information about the pro forma financial condition and results of operations, including per share data, of NYSE Group after giving effect to the mergers and the acquisition of PCX Holdings by Archipelago.

The table sets forth selected unaudited pro forma condensed combined statements of operations data for the six months ended June 30, 2005 and the fiscal year ended December 31, 2004, as if the mergers and Archipelago’s acquisition of PCX Holdings had become effective on January 1, 2004, and selected unaudited pro forma condensed combined balance sheet data as of June 30, 2005, as if the mergers and Archipelago’s acquisition of PCX Holdings had become effective on that date. In accordance with Emerging Issues Task Force No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, the fair value of NYSE Group securities to be issued to Archipelago stockholders to effect the mergers will be based on a stock price of $22.43 per share, which corresponds to the average closing stock price of Archipelago common stock for the five-day period beginning two days before and ending two days after April 20, 2005 (the date the mergers were agreed to and announced), and not the price of Archipelago common stock when the mergers are completed. The closing price of Archipelago common stock on November 2, 2005 was $49.22 per share. The information presented below should be read together with the publicly available historical consolidated financial statements of the NYSE, Archipelago and PCX Holdings, including the related notes, and together with the consolidated historical financial data for the NYSE, Archipelago and PCX Holdings and the other unaudited pro forma financial data, including the related notes, appearing elsewhere in, or incorporated by reference into, this document. See “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Financial Data for NYSE Group.” The unaudited pro forma financial data is not necessarily indicative of results that actually would have occurred had the mergers and Archipelago’s acquisition of PCX Holdings been completed on the dates indicated or that may be obtained in the future. See also “Risk Factors” and “Forward-Looking Statements.”

	Six Months Ended June 30, 2005	Year Ended December 31, 2004
	(in thousands)
Total revenues	$859,714	$1,681,696
Net income attributable to common stockholders	$56,573	$75,138

As of June 30, 2005
(in thousands)
Total assets	$3,286,259
Total liabilities	1,809,652
Total stockholders’ equity	1,443,223

COMPARATIVE HISTORICAL AND PRO FORMA PER MEMBERSHIP AND PER SHARE DATA

(Unaudited)

Set forth below are historical and pro forma amounts, per NYSE membership and per share of Archipelago common stock, of income from continuing operations, cash dividends and book value. The exchange ratio for the pro forma computations is 80,177 shares of NYSE Group common stock for each NYSE membership and one share of NYSE Group common stock for each share of Archipelago common stock.

The following table also sets forth combined per share data on an unaudited pro forma condensed consolidated basis. The pro forma amounts were derived using the purchase method of accounting for business combinations as described under “Unaudited Pro Forma Condensed Combined Financial Data for NYSE Group.” In accordance with Emerging Issues Task Force No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, the fair value of NYSE Group securities to be issued to Archipelago stockholders to effect the mergers will be based on a stock price of $22.43 per share, which corresponds to the average closing stock price of Archipelago common stock for the five-day period beginning two days before and ending two days after April 20, 2005 (the date the mergers were agreed to and announced), and not the price of Archipelago common stock when the mergers are completed. The closing price of Archipelago common stock on November 2, 2005 was $49.22 per share.

You should read the information below together with the financial statements and related notes of the NYSE, Archipelago and PCX Holdings appearing elsewhere in, or incorporated by reference into, this document. See “Where You Can Find More Information” on page 300. The unaudited pro forma combined data below is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or of the future results of NYSE Group. You should read the pro forma information below together with the unaudited pro forma condensed consolidated financial data included under “Unaudited Pro Forma Condensed Combined Financial Data for NYSE Group.”

	Six Months Ended June 30, 2005	Year Ended December 31, 2004
NYSE Historical Comparative Membership Data
Basic earnings per NYSE membership from continuing operations (restated)	$28,554	$22,080
Book value per NYSE membership at end of period	$587,738	$561,836

Archipelago Pro Forma Comparative Per Share Data (1)
Basic earnings per common share from continuing operations	$0.33	$1.30
Diluted earnings per common share from continuing operations	$0.33	$1.21
Cash dividends per common share	$0	$0
Book value per common share at end of period	$9.13

Unaudited Pro Forma Condensed Consolidated Comparative Per Share Data
Basic earnings per common share from continuing operations	$0.37	$0.58
Diluted earnings per common share from continuing operations	$0.37	$0.55
Cash dividends per common share	$0	$0
Book value per common share at end of period	$9.49

Unaudited Pro Forma Equivalent Per Share Data for Archipelago
Basic earnings per common share from continuing operations	$0.37	$0.58
Diluted earnings per common share from continuing operations	$0.37	$0.55
Cash dividends per common share	$0	$0
Book value per common share as of end of period	$9.49

(1)	As if the acquisition of PCX Holdings by Archipelago had been completed on January 1, 2004 (or June 30, 2005 in the case of book value per common share).

COMPARATIVE VALUE OF MEMBERSHIPS AND SECURITIES

The following table sets forth the last price at which a NYSE membership was sold, and the closing market price per share of Archipelago common stock, as of April 19, 2005 (the last business day prior to the date of public announcement of the mergers) and as of November 2, 2005 (the latest practicable trading date prior to the date of this document). The table also presents the implied equivalent value of each NYSE membership based on the standard NYSE consideration of $300,000 in cash and 80,177 shares of NYSE Group common stock for each NYSE membership.

For purposes of calculating the implied value of a NYSE membership, each share of NYSE Group common stock was assumed to have a value equal to the volume weighted average price per share of Archipelago common stock during the 10 consecutive trading days ending on the relevant date of measurement.

You are urged to obtain current bid and offer prices for NYSE memberships and market quotations for shares of Archipelago common stock before making your decision with respect to the approval and adoption of the merger agreement. Archipelago’s common stock is listed on the Pacific Exchange and is traded on ArcaEx under the symbol “AX.”

The price at which a NYSE membership could be sold or the market price of Archipelago common stock could change significantly and may not be indicative of the value of shares of NYSE Group common stock once they start trading. Because the exchange ratios will not be adjusted for changes in the prices at which NYSE memberships are purchased and sold, or for changes in the market price of Archipelago common stock, the value of the shares of NYSE Group common stock that you will receive at the time of completion of the mergers may vary significantly from the market value of the shares of NYSE Group common stock that you would have received if the merger were consummated on the date of the merger agreement or on the date of this document.

	Archipelago Common Stock	NYSE Membership (1)		Implied Equivalent Value of NYSE Membership (2)
April 19, 2005	$16.90	$1,620,000	(3)	$1,662,207
November 2, 2005	$49.22	$3,000,000		$3,948,053

(1)	Represents sale price for a NYSE membership that includes an options trading right. For a discussion of NYSE memberships without an options trading right, see “The Mergers—Effect of the Mergers on Non-Regular NYSE Members and Lessee Members.”

(2)	The implied equivalent value of each NYSE membership equals the sum of (a) $300,000 and (b) the implied cash value of 80,177 shares of NYSE Group common stock. The implied cash value of each share of NYSE Group common stock was calculated using the volume weighted average price of a share of Archipelago common stock on ArcaEx during the 10 consecutive trading days ending on the relevant date of measurement (which was $16.99 for April 19, 2005 and $45.5 for November 2, 2005).

(3)	Represents sale price for a NYSE membership on April 15, 2005, the date of the last sale of a NYSE membership prior to April 20, 2005.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to vote for the approval and adoption of the merger agreement.

Risks Relating to the Mergers

Because the merger consideration exchange ratios are fixed, if you are a NYSE member, the market value of NYSE Group common stock and cash issued to you may be less than the value of your NYSE membership, and, if you are an Archipelago stockholder, the market value of the NYSE Group common stock issued to you may be less than the value of your Archipelago common stock.

NYSE members and Archipelago stockholders that receive shares in the mergers will receive a fixed number of shares of NYSE Group common stock rather than a number of shares with a particular fixed market value. The market values of NYSE memberships and Archipelago common stock at the time of the mergers may vary significantly from their prices on the date the merger agreement was executed, the date of this document or the date on which NYSE members and Archipelago stockholders vote on the mergers. Because the respective merger consideration exchange ratio will not be adjusted to reflect any changes in the market price of NYSE memberships or Archipelago common stock, the market value of the NYSE Group common stock issued in the mergers and the NYSE memberships and Archipelago common stock surrendered in the mergers may be higher or lower than the values of these memberships or shares on earlier dates.

Changes in membership and stock price may result from a variety of factors that are beyond the control of the NYSE and Archipelago, including changes in their businesses, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and developments. Market assessments of the benefits of the mergers and of the likelihood that the mergers will be completed, and general and industry specific market and economic conditions may also have an effect on prices. Neither the NYSE nor Archipelago is permitted to terminate the merger agreement solely because of changes in the market price of either party’s respective memberships or common stock.

In addition, the mergers may not be completed until a significant period of time has passed after the special meetings. As a result, the market values of the NYSE memberships and/or Archipelago common stock may vary significantly from the date of the special meetings to the date of the completion of the mergers. You are urged to obtain up-to-date prices for NYSE memberships and Archipelago common stock. See “The Mergers—Stock Exchange Listing and Stock Prices” for ranges of historic prices of NYSE memberships and shares of Archipelago common stock.

The ability of NYSE members to increase either the amount of cash or the number of shares of NYSE Group common stock that they receive pursuant to the cash election or stock election, respectively, will be subject to proration in the event of an oversubscription of the cash election or the stock election.

The cash election and stock election available to NYSE members in the mergers are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Group common stock issued, in the mergers to the NYSE members, as a whole, will equal the total amount of cash and number of shares that would be paid and issued if all of the NYSE members received the standard NYSE consideration of $300,000 in cash and 80,177 shares of NYSE Group common stock per NYSE membership. As a result, the consideration that any particular NYSE member receives if he or she makes the cash election or the stock election will not be known at the time that he or she makes the election because the consideration will depend on the total number of NYSE members who make the cash election and the total number of NYSE members who make the stock election. If the cash election is oversubscribed, then NYSE members who have made the cash election will receive some shares of NYSE Group common stock in lieu of the full amount of cash sought for their NYSE memberships. Likewise, if the stock election is oversubscribed, then NYSE members who have made the stock election will receive some cash in lieu of the full number of shares of NYSE Group common stock sought for their NYSE memberships. Accordingly, if NYSE members make the cash election or the stock election with respect to their NYSE membership, they may not receive exactly the amount and type of consideration that they elected to receive in the mergers, which could result in, among other things, tax consequences that differ from those that would have resulted if they had received the form of consideration that they had elected (including the potential recognition of gain for federal income tax purposes if they receive cash).

Because there is no way to predict the value of shares of NYSE Group common stock after the mergers, the value of the consideration that NYSE members will receive in the mergers may vary depending on the type of election that they make. NYSE members who make the cash election or stock election will receive, subject to proration, a different amount of cash and number of shares of NYSE Group common stock than the standard NYSE consideration, based on an implied cash value per share of NYSE Group common stock equal to the volume weighted average price of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the date of the mergers, as set forth in the merger agreement. This implied cash value, however, may be different from the actual value of a share of NYSE Group common stock upon completion of the mergers. As a result, the value of the consideration received by NYSE members who make any particular election may vary from the value of the consideration received by NYSE members who make a different election or no election.

For a discussion of the election mechanism and possible adjustments to the consideration paid to those who make the cash election or stock election, see “The Merger Agreement—Merger Consideration Received by NYSE Members.” For a discussion of the material federal income tax consequences of the mergers, see “The Mergers—Material U.S. Federal Income Tax Consequences.”

The U.S. federal income tax consequences of any permitted dividend that may be paid by the NYSE or by Archipelago and the U.S. federal income tax consequences of the NYSE mergers to U.S. holders who receive a combination of NYSE Group common stock and cash are subject to some degree of uncertainty.

The NYSE and Archipelago have jointly requested a private letter ruling from the Internal Revenue Service with respect to the transactions contemplated by the merger agreement. The parties have not yet received the private letter ruling and it is uncertain whether the requested rulings regarding the U.S. federal income tax consequences of any permitted dividend that may be paid by the NYSE or by Archipelago, and regarding the U.S. federal income tax consequences of the NYSE mergers to U.S. holders who receive a combination of NYSE Group common stock and cash, will be granted.

With respect to permitted dividends, uncertainty as to the U.S. federal income tax treatment exists because there is a conflict among legal authorities as to whether and under what circumstances a pre-merger distribution will be treated as a dividend or as additional merger consideration. With respect to U.S. holders who receive a combination of NYSE Group common stock and cash, uncertainty as to the U.S. federal income tax treatment exists because the law regarding cash payments pursuant to a reincorporation, such as the NYSE corporation merger, that is part of a larger overall transaction is unclear. If the requested rulings are granted, the Internal Revenue Service’s position with respect to these issues will be certain. There can be no assurance that a private letter ruling will be received or that, if received, the Internal Revenue Service will agree with all of the conclusions set forth under “The Mergers—Material U.S. Federal Income Tax Consequences,” including the opinions of counsel regarding the U.S. federal income tax consequences of any permitted dividend that may be paid by the NYSE or by Archipelago, and regarding the U.S. federal income tax consequences of the NYSE mergers to U.S. holders who receive a combination of NYSE Group common stock and cash.

You are urged to consult your tax advisors concerning the U.S. federal income and other tax consequences to you of any permitted dividend and the mergers.

We may fail to realize the anticipated cost savings, growth opportunities and synergies and other benefits anticipated from the mergers, which could adversely affect the value of NYSE Group common stock.

The NYSE and Archipelago currently operate as separate companies. The success of the mergers will depend, in part, on our ability to realize the anticipated synergies and growth opportunities from combining the businesses, as well as the projected stand-alone cost savings and revenue growth trends identified by each company. On a stand-alone basis, the NYSE anticipates that the introduction of new financial and control systems, cost efficiency goals, and new pricing within its revenue model will generate material operating leverage. While there are no assurances that the NYSE would reach those stand-alone projections, we believe that the merger with Archipelago, combined with a for-profit structure, provides incremental incentives for the organization to reach its stand-alone objectives. Archipelago, with the integration of PCX Holdings, which it recently acquired, also has independent objectives, as discussed further under “Risk Factors—Risks Relating to the Mergers—There are significant risks and uncertainties associated with Archipelago’s acquisition of PCX Holdings.”

In addition, on a combined basis, NYSE Group expects to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies as well as greater efficiencies from increased scale, market integration and more automation. With the combination of stand-alone cost savings and synergies from the mergers, our managements expect that NYSE Group will achieve cost savings of approximately $100.0 million in 2005 and 2006, combined, and an additional $100.0 million in 2007, as compared to the 2005 budgets for the NYSE and Archipelago on a stand-alone basis. Management also intends to focus on revenue synergies for the combined entity. However, we must successfully combine the businesses of the NYSE and Archipelago in a manner that permits these cost savings and synergies to be realized. In addition, we must achieve the anticipated savings without adversely affecting current revenues and our investments in future growth. If we are not able to successfully achieve these objectives, the anticipated cost savings, revenue growth and synergies may not be realized fully or at all, or may take longer to realize than expected.

The failure to integrate successfully the businesses and operations of the NYSE and Archipelago in the expected time frame may adversely affect NYSE Group’s future results.

Historically, the NYSE and Archipelago have operated as independent companies, and they will continue to do so until the completion of the mergers. The management of NYSE Group may face significant challenges in consolidating the functions (including regulatory functions) of the NYSE and Archipelago, integrating their technologies, organizations, procedures, policies and operations, as well as addressing differences in the business cultures of the two companies and retaining key NYSE and Archipelago personnel. The integration may also be complex and time consuming, and require substantial resources and effort. The integration process and other disruptions resulting from the mergers may also disrupt each company’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect our relationships with market participants, employees, regulators and others with whom we have business or other dealings or to achieve the anticipated benefits of the mergers. In addition, difficulties in integrating the businesses or regulatory functions of the NYSE and Archipelago could harm the reputation of NYSE Group.

The combined company will incur significant transaction and merger-related costs in connection with the mergers.

The NYSE and Archipelago expect to incur a number of non-recurring costs associated with combining the operations of the two companies. The NYSE and Archipelago will also incur legal, accounting and other transaction fees and other costs related to the merger, anticipated to be between $34 million and $36 million (excluding costs related to the legal proceedings described under “The Mergers—Legal Proceedings Related to the Mergers”). Some of these costs are payable regardless of whether the mergers are completed. Moreover, under specified circumstances, the NYSE or Archipelago may be required to pay termination fees and reimburse certain expenses of up to $40 million in connection with the termination of the proposed mergers. See “The Merger Agreement—Termination—Termination Fees and Expense Reimbursement.” Additional unanticipated costs may be incurred in the integration of the businesses of the NYSE and Archipelago.

Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset these transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Certain directors and executive officers of the NYSE and Archipelago may have interests in the mergers that are different from, or in addition to or in conflict with, yours.

Executive officers of the NYSE and Archipelago negotiated the terms of the merger agreement and the boards of directors of the NYSE and Archipelago approved the merger agreement and unanimously recommend that you vote in favor of the approval and adoption of the merger agreement. These directors and executive officers may have interests in the mergers that are different from, or in addition to or in conflict with, yours. These interests include the continued employment of certain executive officers of the NYSE and Archipelago by NYSE Group, the continued positions of certain directors of the NYSE and Archipelago as directors of NYSE Group, and the indemnification of former NYSE and Archipelago directors and officers by NYSE Group. With respect to Archipelago directors and executive officers, these interests also include the treatment in the mergers of employment agreements, change-of-control severance agreements, restricted stock units, options and other rights held by these directors and executive officers. Although the compensation levels of the NYSE Group officers have not yet been determined, during the last completed fiscal year, John A. Thain, the chief executive officer of the NYSE, received salary and bonus totaling $3,920,000; Richard G. Ketchum, the chief regulatory officer of the NYSE, received salary and bonus totaling $1,084,615; Robert G. Britz and Catherine R. Kinney, the presidents and co-chief operating officers of the NYSE, each received salary and bonus totaling $1,950,000; and Richard B. Bernard, the executive vice president and general counsel of the NYSE, received salary and bonus totaling $1,150,000. For the last completed fiscal year, Gerald D. Putnam, the chief executive officer of Archipelago, received salary and bonus totaling $2,282,885, and the other four most highly compensated officers of Archipelago each received salary and bonus totaling $753,692. These Archipelago officers also received significant amounts of equity-based compensation and other compensation, as described further in Archipelago’s 2005 proxy statement. You should be aware of these interests when you consider your board of directors’ recommendation that you vote in favor of the mergers. For a discussion of the interests of directors and executive officers in the mergers, see “The Mergers—Interests of Officers and Directors in the Mergers.”

Goldman Sachs may have interests in the mergers that are different from, or in addition to or in conflict with, the interests of the NYSE and Archipelago, respectively.

Goldman Sachs was hired by both the NYSE and Archipelago to facilitate discussions of a possible transaction between the NYSE and Archipelago. In this capacity, it assisted the NYSE and Archipelago in developing a joint analysis of the pro forma financial profile of the combined NYSE-Archipelago entity, held due diligence meetings to enable each company to learn more about the other company, helped perform discounted cash flow analysis of profit, revenue and cost projections developed by each company and facilitated discussions between the parties. Goldman Sachs was not hired as an independent financial advisor to either the NYSE or Archipelago with respect to the mergers, nor did Goldman Sachs negotiate on behalf of either party with respect to the mergers. Goldman Sachs was not asked to provide, and did not offer, any opinion to either the NYSE or Archipelago as to the fairness of the mergers to either party.

At the time that the NYSE and Archipelago hired Goldman Sachs, each company was aware of the existing relationships that it had and continues to have with Goldman Sachs. These interests include, among other things, the fact that The Goldman Sachs Group, Inc., the parent company of Goldman Sachs, is a NYSE-listed company, indirectly holds 21 NYSE memberships and leases an additional 92 NYSE memberships; that Goldman Sachs Group indirectly owns approximately 7.3 million shares, or approximately 15.5%, of the outstanding Archipelago common stock; that Henry M. Paulson, Jr., chairman of the board of directors and chief executive officer of The Goldman Sachs Group, Inc., currently serves on the NYSE board of executives; and that, before becoming the chief executive officer of the NYSE, John A. Thain, chief executive officer of the NYSE, held various positions at Goldman Sachs, including president and chief operating officer. At the time that he accepted the position of chief executive officer of the NYSE, Mr. Thain also had significant holdings of Goldman Sachs equity securities, which were placed in a blind trust. For a more detailed description of the relationships between the NYSE and Archipelago, on the one hand, and Goldman Sachs, on the other hand, see “The Mergers—Certain Relationships and Related-Party Transactions—Relationships with Goldman Sachs.” Because of these relationships, Goldman Sachs may have interests in the mergers that are different from, or in addition to or in conflict with, those of the NYSE and Archipelago.

The NYSE and Archipelago’s respective financial advisors may have interests in the mergers that are different from, or in addition to or in conflict with, the interests of the NYSE and Archipelago, respectively.

The NYSE hired Lazard, and Archipelago hired Greenhill, to render an opinion regarding the fairness of the consideration to be received by the NYSE members and Archipelago stockholders, respectively, in the proposed mergers. Shares of Lazard Ltd, the parent company of Lazard, and shares of Greenhill & Co., Inc., the parent company of Greenhill, are listed on the NYSE. In this regard, Lazard and Greenhill pay listing fees to the NYSE. In addition, Lazard Capital Markets LLC, an entity owned in large part by managing directors of Lazard, is the beneficial owner of one NYSE membership. The initial public offerings of Lazard Ltd and Greenhill & Co., Inc. were also underwritten by syndicates led by Goldman Sachs. For a more detailed description of these relationships, see “The Mergers—Certain Relationships and Related-Party Transactions—Relationships with Lazard” and “The Mergers—Certain Relationships and Related-Party Transactions—Relationships with Greenhill.” Because of these relationships, Lazard and Greenhill may have interests in the mergers that are different from, or in addition to or in conflict with, those of the NYSE and Archipelago. The NYSE and Archipelago believe that these interests and relationships of Lazard and Greenhill did not present conflicts of interest that affected the judgment of Lazard or Greenhill, respectively, in rendering their fairness opinions.

We expect that, following the mergers, NYSE Group will have significantly less cash on hand than the sum of cash on hand available to the NYSE and Archipelago prior to the mergers. This reduced amount of cash could adversely affect NYSE Group’s ability to grow and perform.

Following an assumed completion of the mergers in January 2006, after payment of the merger consideration, the expenses of consummating the merger, any permitted cash dividends prior to the mergers (see “The Merger Agreement—Dividends; Withholding”), and all other pro forma adjustments relating to the mergers, NYSE Group is expected to have approximately $510 million in cash, cash equivalents, investment and other securities. Although the managements of the NYSE and Archipelago believe that this amount will be sufficient to meet NYSE Group’s business objectives, this amount is significantly less than the approximately $1,120 million of combined cash, cash equivalents, investment and other securities held by the two companies today, and could constrain NYSE Group’s ability to make necessary capital expenditures and other investments necessary to operate and grow its business. NYSE Group’s financial position following the mergers could also make it vulnerable to general economic downturns and industry conditions, and place it at a competitive disadvantage relative to its competitors that have more cash at their disposal. In the event that NYSE Group does not have adequate capital to maintain or develop its business, additional capital may not be available to NYSE Group on a timely basis, on favorable terms, or at all.

There will be material differences between the current rights of NYSE members and Archipelago stockholders and the rights they can expect to have as NYSE Group stockholders.

NYSE members and Archipelago stockholders that receive NYSE Group common stock in the mergers will become NYSE Group stockholders, and their rights as stockholders will be governed by the NYSE Group certificate of incorporation and bylaws. In addition, whereas the NYSE is currently a New York Type A not-for-profit corporation, governed by the New York Not-For-Profit Corporation Law, NYSE Group will be a for-profit corporation, governed by the Delaware General Corporation Law. As a result, there will be material differences between the current rights of NYSE members and Archipelago stockholders and the rights they can expect to have as NYSE Group stockholders. For example, a NYSE membership entitles its holder to trade on the NYSE. After the mergers, NYSE Group common stock will not entitle its holder the right to trade on any facility of NYSE Group or its subsidiaries, and instead, trading licenses will be sold separately from time to time. For a discussion of other material differences, see “Comparison of Rights Prior to and After the Mergers.”

The NYSE is a party to pending lawsuits in connection with the mergers.

The NYSE is a party to several lawsuits filed by third parties alleging, among other things, breach of fiduciary duty by the NYSE’s directors, and seeking monetary damages or injunctive relief to prevent the mergers, or both, in connection with the mergers. Specifically, on September 27, 2005, several NYSE members, on behalf of themselves and a purported class of similarly situated persons as NYSE members, filed a consolidated amended complaint under the caption In re New York Stock Exchange/Archipelago Merger Litigation against the NYSE, its directors and The Goldman Sachs Group, Inc., in connection with the mergers. The consolidated amended complaint contains twenty causes of action against the NYSE and its directors. The causes of action allege that the NYSE and its directors breached their fiduciary duties of candor, care, loyalty and good faith and unlawfully converted assets belonging to the NYSE members. The consolidated amended complaint also contains one cause of action against The Goldman Sachs Group, Inc., alleging that it aided and abetted the breaches of fiduciary duties by the NYSE defendants. In the consolidated amended complaint, the plaintiffs allege that NYSE Group’s registration statement filed with the SEC does not disclose certain information regarding the exchange ratio for the merger consideration, the sales price of Archipelago common stock and NYSE memberships, certain assumptions behind the NYSE’s projections and the relationships among the NYSE and its advisors. In the consolidated amended complaint, the plaintiffs also argue that the exchange ratio undervalues the NYSE and overvalues Archipelago; that the transfer restrictions imposed on the shares of NYSE Group common stock to be issued to the NYSE members in the mergers are unfair; that the shares of NYSE Group common stock reserved for issuance to the NYSE employees belong to the NYSE members; and that the NYSE directors breached their fiduciary duties in not considering alleged proposals made by an investment consortium. A description of this litigation, and the plaintiffs’ allegations, is set forth under “The Mergers—Legal Proceedings Relating to the Mergers.” A copy of the consolidated amended complaint is also attached as Annex I to this document. Although the NYSE believes that the claims asserted in the lawsuits are without merit, we can provide no assurance as to the outcome of these claims. An adverse judgment for monetary damages could have a material adverse effect on the operations of NYSE Group after the mergers. A preliminary injunction could delay or jeopardize the completion of the mergers, and an adverse judgment granting injunctive relief could permanently enjoin the completion of the mergers.

The costs and expenses incurred by the NYSE in connection with these lawsuits could also reduce the amount of any permitted dividend paid to the NYSE members. The merger agreement will permit either the NYSE or Archipelago to pay a cash dividend to its members or stockholders, as applicable, so that the relative net cash that the NYSE and Archipelago contribute to NYSE Group in the mergers is in a 70:30 ratio, so long as each company maintains its respective minimum net cash amount. See “The Merger Agreement—Permitted Dividends.” If either the NYSE or Archipelago is able to pay a permitted dividend under the merger agreement, it currently intends to do so to the greatest extent permitted under the merger agreement. Currently, the NYSE expects that it will have excess net cash to pay a permitted dividend to the NYSE members. The costs and expenses incurred by the NYSE in connection with these lawsuits, however, could reduce the amount of permitted dividend, if any, that the NYSE is able to pay to the NYSE members.

The SEC may require us to change the structure of NYSE Group, or the provisions of the NYSE Group certificate of incorporation and bylaws.

NYSE Group’s proposed organizational structure after the mergers, as well as its certificate of incorporation and bylaws after the mergers, are subject to review by the SEC. The SEC may require changes to the structure, certificate of incorporation or bylaws of NYSE Group and its subsidiaries (including NYSE Market and NYSE Regulation and Archipelago), as a precondition to its approval of the rules of the national securities exchanges owned by NYSE Group. We cannot predict what, if any, changes may be required, which may include changes that limit or otherwise adversely affect your ability to transfer, hold or vote shares of NYSE Group common stock after the mergers. Certain changes may require us to obtain the approval of the NYSE members and the Archipelago stockholders and, therefore, to re-solicit proxies. We may incur significant additional expenses and costs if we are required to re-solicit proxies.

Certain shares of NYSE Group common stock are subject to restrictions on transfer, which may prevent their holders from realizing gains during certain time periods.

Under the NYSE Group certificate of incorporation that will be in effect after the mergers, shares of NYSE Group common stock received by NYSE members in the mergers may not be sold or transferred for a period of time, except in the limited circumstances described under “Description of NYSE Group Capital Stock—Transfer

Restrictions on Certain Shares of NYSE Group Common Stock.” Subject to these limited exceptions, the transfer restrictions will expire in equal installments on the first, second and third anniversaries of the completion of the mergers, unless the NYSE Group board of directors removes these transfer restrictions, in whole or in part, prior to these dates, or unless the transfer restrictions are removed from shares of NYSE Group common stock issued to certain investment entities affiliated with General Atlantic, Goldman Sachs Group, and Gerald D. Putnam. For a description of these transfer restrictions, and the circumstances in which they may be removed, see “Description of NYSE Group Capital Stock—Transfer Restrictions on Certain Shares of NYSE Group Capital Stock.”

During the duration of these transfer restrictions on their shares of NYSE Group common stock, NYSE members will be precluded from realizing any gains from the increase in the market price of these shares of NYSE Group common stock.

Both NYSE members and Archipelago stockholders will have a reduced ownership and voting interest after the mergers and will exercise less influence over management.

After the completion of the mergers, the NYSE members and Archipelago stockholders will own a smaller percentage of NYSE Group than they currently own of the NYSE and Archipelago, respectively. Upon completion of the mergers, former NYSE members and employees will own 70%, and former Archipelago stockholders (including employees and other holders of Archipelago stock options and restricted stock units) will own 30%, of the NYSE Group common stock issued and outstanding at the time of completion of the mergers, on a diluted basis, as described under “The Mergers—General.” Consequently, NYSE members, as a group, and Archipelago stockholders, as a group, will each have reduced ownership and voting power in the combined company compared to their ownership and voting power in the NYSE and Archipelago, respectively. In particular, Archipelago stockholders, as a group, will have less than a majority of the ownership and voting power of NYSE Group and, therefore, will be able to exercise less influence over the management and policies of the NYSE Group than they currently exercise over the management and policies of Archipelago.

Obtaining required approvals may delay or prevent completion of the mergers or reduce the anticipated benefits of the mergers.

Completion of the mergers is conditioned upon, among other things, the receipt of material governmental authorizations, consents, orders and approvals, including the approval of the SEC and the expiration or termination of the applicable waiting periods, and any extension of the waiting periods, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The NYSE and Archipelago intend to pursue all required approvals in accordance with their obligations under the merger agreement. In connection with granting these approvals, the respective governmental or other authorities may impose conditions on, or require divestitures or other changes relating to, the divisions, operations or assets of the NYSE or Archipelago. Such conditions, divestitures or other changes may jeopardize or delay completion of the merger or may reduce the anticipated benefits of the merger. See “The Merger Agreement—Conditions to Completion of the Mergers” for a discussion of the conditions to the completion of the merger and “The Mergers—Regulatory Approvals” for a description of the regulatory approvals necessary in connection with the mergers.

There are significant risks and uncertainties associated with Archipelago’s acquisition of PCX Holdings.

On September 26, 2005, Archipelago completed its acquisition of PCX Holdings and all of its subsidiaries, including the Pacific Exchange and PCX Equities. PCX Holdings, the Pacific Exchange and PCX Equities operate as wholly owned subsidiaries of Archipelago and, following the mergers, will operate as wholly owned subsidiaries of NYSE Group.

There are significant risks and uncertainties associated with this acquisition. Archipelago and the NYSE may fail to realize the growth opportunities and the anticipated benefits to be derived from combining the businesses of the subsidiaries of PCX Holdings with their own. There can be no assurances that the systems, policies, procedures, operations, products, services or technology of Archipelago, the NYSE and the PCX entities will be implemented and integrated successfully or on a timely basis. There also may be delays, complications and expenses relating to such implementation and integration. If Archipelago or the NYSE is not able to successfully combine their businesses with those of the PCX entities, the anticipated benefits from the acquisition may not be realized fully or at all or may take longer to realize than expected. It is possible that the integration process could result in the loss of key employees, or that the disruption of the businesses of Archipelago, the NYSE or the PCX entities due to the acquisition could adversely affect their ability to maintain relationships with customers or compete effectively in the market.

Failure to manage effectively the integration of PCX Holdings and its subsidiaries could adversely affect the growth strategy and future profitability of Archipelago or NYSE Group and subject them to some or all of the risks identified above. Additionally, the Pacific Exchange and PCX Equities serve as Archipelago’s regulator. In the event that material conflicts of interest develop between Archipelago and the Pacific Exchange as its regulator, the operations of Archipelago and NYSE Group could be adversely affected.

There are significant risks and uncertainties associated with Archipelago’s intended divestiture of Wave Securities.

Archipelago is in the process of divesting its wholly owned subsidiary, Wave Securities, L.L.C., in response to a rule recently adopted by the Pacific Exchange in connection with Archipelago’s acquisition of PCX Holdings and its subsidiaries. The rule allows Archipelago to continue to own all of its ownership interest in Wave Securities following the closing of its acquisition of PCX Holdings, but only until December 31, 2005.

There are significant risks and uncertainties associated with Archipelago’s intended divestiture of Wave Securities. For example, there can be no guarantee that Archipelago will find a potential buyer for Wave Securities, or find a potential buyer willing to purchase Wave Securities on favorable terms and conditions. Because the intended divestiture of Wave Securities will be subject to the negotiation of a definitive agreement, regulatory approvals and potential unforeseen uncertainties and delays, Archipelago may be unable to sell Wave Securities, or sell Wave Securities on favorable terms, prior to December 31, 2005. The divestiture of Wave Securities also could involve substantial transaction costs, including legal, accounting and other transaction fees and costs.

If Archipelago is unable to sell Wave Securities prior to December 31, 2005, Archipelago would need to obtain the SEC’s approval to continue to own and operate Wave Securities. There can be no assurances, however, that such approval would be timely granted. If Archipelago is unable to sell Wave Securities and is also unable to obtain SEC’s approval to continue to own and operate Wave Securities prior to December 31, 2005, Archipelago would be in violation of the rule adopted to approve its indirect acquisition and ownership of the Pacific Exchange.

The divestiture of Wave Securities also may be complex and time-consuming, and may temporarily disrupt or distract the management and employees of Archipelago and Wave Securities from their focus on business operations. Realizing the benefits of this divestiture will depend in part on Archipelago’s ability to transfer Wave Securities in an efficient and effective manner while maintaining adequate focus on its retained business.

Risks Relating to NYSE Group’s Business

NYSE Group will face numerous competitors in the securities market industry, including both U.S.-based and non-U.S.-based competitors.

The securities market industry is very competitive, and we expect competition to continue to intensify in the future. NYSE Group’s prospective competitors, both domestically and around the world, are numerous and include both traditional and nontraditional execution venues.

NYSE Group will compete with U.S.-based and non-U.S.-based markets, electronic communication networks and other alternative trading systems, market-makers and other execution venues. NYSE Group will also face competition for liquidity and trading securities from broker-dealers that internalize order flow. Internalization of order flow occurs when a broker-dealer trades against its own customers’ orders, thus decreasing trading volume on public securities markets.

NYSE Group will compete with other market participants in a variety of ways, including the cost, quality and speed of trade execution, the functionality, ease of use and performance of trading systems, the range of products and services, technological innovation and reputation. NYSE Group’s competitors may:

•	respond more quickly to competitive pressures because they are not subject to the same degree of regulatory oversight as NYSE Group;

•	develop products that are preferred by NYSE Group’s customers;

•	price their products and services more competitively;

•	develop and expand their network infrastructure and service offerings more efficiently;

•	utilize faster, more user-friendly technology;

•	consolidate and form alliances, which may create greater liquidity, lower costs and better pricing than NYSE Group is able to offer;

•	more effectively market, promote and sell their products and services; and

•	better leverage existing relationships with customers and alliance partners or better exploit brand names to market and sell their services.

NYSE Group may also face competition from new entrants into the markets in which it competes. The emergence of new competitors may increase price competition and reduce margins for all existing securities markets, including NYSE Group. New entrants include new alternative trading systems and new initiatives by existing market participants, including established securities markets or exchanges. For example:

•	On August 25, 2005, the Boston Stock Exchange announced its intention to launch a new stock trading network called the Boston Equities Exchange, or BeX, in connection with a joint venture entered into with Fidelity Brokerage Co., Lehman Brothers Holdings Inc., Credit Suisse First Boston and Citigroup Inc.

•	In June and August 2005, the Philadelphia Stock Exchange announced that it had entered into strategic alliances with Merrill Lynch, Citadel Derivatives Group LLC, Citigroup, Credit Suisse First Boston, Morgan Stanley and UBS. According to the Philadelphia Stock Exchange, these investments will advance its goal of growing its business and technology.

•	In June 2005, BATS Trading, Inc., a company located in Kansas City, announced its intention to launch a new alternative trading system. BATS has stated that its new platform will be ready for trading in early 2006, subject to pending regulatory approvals.

•	In August 2005, Nasdaq announced its intention to allow customers to route options orders to major options exchanges by the first quarter of 2006.

•	The International Securities Exchange, Inc., a U.S. equity options exchange, recently announced that it will explore becoming a participant in the CTA Plan and the OTC/UTP Plan (which are described further under “Industry”), which would allow the International Securities Exchange to enter into the equities trading market and to trade exchange-listed and Nasdaq-listed securities.

If NYSE Group is unable to compete successfully with these numerous competitors, its business, financial condition and operating results will be adversely affected. For a discussion of the competitive environment in which NYSE Group operates, see “Information About NYSE Group—Competition.”

Globalization, growth, consolidations and other strategic arrangements may impair NYSE Group’s competitive position.

The liberalization and globalization of world markets has resulted in greater mobility of capital, greater international participation in local markets and more competition between markets in different geographical areas. As a result, the competition among U.S.-based and non-U.S.-based markets and other execution venues has become more intense.

In addition, in the last several years, the structure of the securities trading industry has changed significantly through demutualizations and consolidations. In response to growing competition, many marketplaces in both Europe and the United States (such as the London Stock Exchange plc and Nasdaq) have demutualized to provide greater flexibility for future growth. The securities industry is also experiencing consolidation, creating a more intense competitive environment. In particular, Nasdaq has recently announced a proposed transaction that would result in Nasdaq owning Inet ATS, Inc. (“INET”). At present, Nasdaq, ArcaEx and INET account for a substantial proportion of the trading volume in Nasdaq-listed securities. Accordingly, this transaction is expected to increase the competition between ArcaEx and Nasdaq and INET for Nasdaq-listed securities. The Philadelphia Stock Exchange has also recently entered into investment agreements with other participants in the securities industry, with the aim of enabling it to better compete with other exchanges. In addition, there have been a number of recent attempts on the part of more than one European exchange to acquire the London Stock Exchange. This increasing consolidation also eliminates potential acquisition targets and strategic partners for NYSE Group.

Because of these market trends, NYSE Group will face intense competition after the mergers. If NYSE Group is unable to compete successfully in this new environment, its business, financial condition and operating results will be adversely affected.

NYSE Group must keep up with emerging technological changes in order to compete effectively in a rapidly evolving and highly competitive industry.

NYSE Group will operate in a business environment that has undergone, and continues to experience, significant and rapid technological change. In recent years, electronic trading has grown in significance, and customer demand for increased choice of execution methods has increased. To remain competitive, NYSE Group must continue to enhance and improve the responsiveness, functionality, accessibility and features of its proprietary trading platforms, software, systems and technologies. Its success will depend, in part, on its ability to:

•	develop and license leading technologies useful in its businesses;

•	enhance its existing trading platforms and services;

•	respond to customer demands, technological advances and emerging industry standards and practices on a cost-effective and timely basis; and

•	continue to attract and retain highly skilled technology staff to maintain and develop its existing technology and to adapt to and manage emerging technologies.

The development and expansion of proprietary electronic trading technology entails significant technical, financial and business risks. Any failure or delay in exploiting technology, or a failure to exploit technology as effectively as a competitor of NYSE Group, could have a material adverse effect on the business, financial condition and operating results of NYSE Group. In addition, the increased use of electronic trading on the NYSE may make it more difficult for NYSE Group to differentiate its products from those of its competitors, possibly reducing one of the competitive strengths of the NYSE. This may have an adverse impact on NYSE Group’s business, and, in particular, may reduce the incentive for companies to pay to list on the NYSE. In addition, the commoditization of trade execution may result in a reduction in the number of people using NYSE’s trading floor. This may result in a decrease in the revenues raised through use of the trading floor.

The NYSE uses leading technologies and currently devotes substantial resources to its services. The adoption of new technologies or market practices may require NYSE Group to devote further resources to modify and adapt its services. In such cases, NYSE Group cannot assure you that it would succeed in making these improvements to its technology infrastructure in a timely manner or at all. If NYSE Group is unable to anticipate and respond to the demand for new services, products and technologies on a timely and cost-effective basis and to adapt to technological advancements and changing standards, it may be unable to compete effectively, which would have a material adverse effect on its business, financial condition and results of operations. Moreover, NYSE Group may incur substantial development, sales and marketing expenses and expend significant management effort to add new products or services to its trading platform. Even after incurring these costs, NYSE Group ultimately may not realize any, or may realize only small amounts of, revenues for these products or services. Consequently, if revenue does not increase in a timely fashion as a result of these expansion initiatives, the up-front costs associated with expansion may exceed revenue and reduce NYSE Group’s working capital and income.

NYSE Group’s business may be adversely affected by price competition.

The securities trading and listing industries are characterized by intense price competition. The pricing model for trade execution for equity securities has changed in response to competitive market conditions. Some of NYSE Group’s prospective competitors have recently lowered their transaction costs and accordingly reduced the prices that they charge. In addition, NYSE Group may face price competition in the fees that it charges to its customers to list securities on its securities exchanges. It is likely that NYSE Group will continue to experience significant pricing pressures and that some of its competitors will seek to increase their share of trading or listings by further reducing their transaction fees or listing fees, by offering higher liquidity payments or by offering other forms of financial or other incentives. In the event that NYSE Group’s competitors engage in any of these activities, NYSE Group’s operating results and future profitability could be adversely affected. For example, NYSE Group could lose a substantial percentage of its share of trading or listings if it is unable to price its transactions in a competitive manner, or its profit margins could decline if it reduces its pricing in response. In addition, one or more competitors may engage in aggressive pricing strategies and significantly decrease or completely eliminate their profit margin for a period of time to capture a greater share of trading or listing. Some potential competitors, especially those outside of the United States, have high profit margins in other business areas, which may assist them in executing these strategies. This environment could lead to loss of order flow and decreased revenues, and could adversely affect NYSE Group’s operating results.

In addition, the NYSE is currently undertaking a fundamental review of its pricing structures for its listing, trading and regulatory fees. There is risk inherent in the introduction of new pricing structures, and the implementation of a new price structure may have material adverse effects on the business, financial condition and operating results of NYSE Group.

Regulation NMS, and changes in Regulation NMS, may adversely affect NYSE Group’s businesses.

On April 6, 2005, the SEC adopted Regulation NMS, which is a set of regulations that will govern certain aspects of trading on securities market centers. Its provisions are scheduled to become effective at various points throughout 2005 and 2006. One of the principal features of Regulation NMS is the modernization of the “trade through” rule. Among other things, this rule requires market centers to establish and maintain procedures to prevent “trade throughs,” which is the execution of an order at a price inferior to the best bid or offer displayed by another market center at the time of execution. Regulation NMS will protect and apply only to quotes available for immediate execution. The “trade through” rule implemented by Regulation NMS could increase competition between markets.

Regulation NMS, as currently formulated, will also impose a cap of $0.003 per share on the access fees charged by market centers to members (or customers) and non-members based on executions against the best bid or best offer displayed through the consolidated quote system. This system continuously provides the best bid quote and best offer quote in listed equity securities to the public. As a result, the transaction fees that NYSE Group may charge for executions against its best bid and offer will be capped, which could decrease the amount of transaction fees that NYSE Group earns and prevent it from increasing its revenues by charging higher prices. The imposition of a cap on access fees could have an adverse effect on certain of NYSE Group’s businesses.

There is also a risk that Regulation NMS would not be implemented, or that it would be implemented after being amended in a manner that is adverse to NYSE Group. The NYSE and Archipelago have begun to develop their respective business strategies and alter their businesses in consideration of the rules in the current form of Regulation NMS. There is no assurance, however, that Regulation NMS will be implemented in a timely manner or in its current form. Any delay in the implementation of Regulation NMS, as well as any amendment to Regulation NMS, could create uncertainty and adversely affect NYSE Group’s financial condition and results of operations.

NYSE Group intends to compete in established trading markets, such as the U.S. options or futures markets or non-U.S. securities markets. Demand and market acceptance for NYSE Group’s products and services within these markets will be subject to a high degree of uncertainty and risks and may affect its growth potential.

NYSE Group intends to develop additional products that will enable it to enter into or expand in established trading markets such as the U.S. options and futures markets or non-U.S. securities markets, which already possess established competitors. As a result, demand and market acceptance for NYSE Group’s new products and services within these markets will be subject to a high degree of uncertainty and risk. If this demand fails to develop or develops more slowly than expected, these markets may become saturated with competitors, or if NYSE Group’s products and services do not achieve or sustain market acceptance, NYSE Group may not generate sufficient revenues from these new products.

NYSE Group’s future growth and success may depend in part on its ability to compete with and penetrate the non-U.S. securities markets. There can be no assurance, however, that NYSE Group will be successful in competing with and/or penetrating these markets. Attracting customers in certain countries may be subject to a number of risks, including currency exchange rate risk, difficulties in enforcing agreements or collecting receivables, longer payment cycles, and compliance with the laws or regulations of foreign countries.

Damage to the reputation of the NYSE could have a material adverse effect on the businesses of NYSE Group.

One of the NYSE’s competitive strengths is its strong reputation and brand name. This reputation could be harmed in many different ways, including by regulatory failures, governance failures or technology failures. Damage to the reputation of the NYSE could cause some issuers not to list their securities on NYSE Group’s exchange, as well as reduce the trading volume on its exchanges. This, in turn, may have a material adverse effect on the business, financial condition and operating results of NYSE Group.

Increased investor interest in other investment products could have a material adverse effect on the businesses of NYSE Group.

Trading fees will account for a significant proportion of NYSE Group’s revenues. Increased consumer interest in investment products that will not be traded on the facilities of any of the subsidiaries of NYSE Group may result in a reduction in order flow, and may therefore have a material adverse effect on the business, financial condition and operating results of NYSE Group.

NYSE Group will operate in a highly regulated industry, and may be subject to censures, fines and other legal proceedings it fails to comply with its legal and regulatory obligations.

NYSE Group will operate in a highly regulated industry. The securities industry is subject to extensive governmental regulation and could be subjected to increased regulatory scrutiny. As a matter of public policy, these regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets and protecting the interests of investors in those markets. The SEC extensively regulates the U.S. securities industry, including its operations, and it has broad powers to audit, investigate and enforce compliance and punish noncompliance with its rules and regulations and industry standards of practice. NYSE Group and its subsidiaries will be required to comply with the rules and regulations of the SEC. The cost of compliance is great. NYSE Group’s ability to comply with all applicable laws and rules is largely dependent on its establishment and maintenance of compliance, audit and reporting systems and procedures, as well as its ability to attract and retain qualified compliance, audit and risk management personnel.

The SEC is invested with broad enforcement powers to censure, fine, issue cease-and-desist orders, prohibit NYSE Group from engaging in some of its businesses or suspend or revoke the registration of its subsidiaries as national securities exchanges. In the case of actual or alleged noncompliance with regulatory requirements, NYSE Group could be subject to investigations and administrative or judicial proceedings that may result in substantial penalties, including revocation of a subsidiary’s registration as a national securities exchange. Any such investigation or proceeding, whether successful or unsuccessful, would result in substantial costs and diversions of resources and might also harm NYSE Group’s business reputation, any of which may have a material adverse effect on the business, financial condition and operating results of NYSE Group. For a discussion of recent SEC administrative proceedings against the NYSE, see “Information About the NYSE—Legal Proceedings—SEC Administrative Proceedings.”

In addition, there may be a conflict between the self-regulatory responsibilities of certain businesses of NYSE Group and some of the market participants or customers of NYSE Group’s subsidiaries. Any failure by NYSE Group to diligently and fairly regulate its members or to otherwise fulfill its regulatory obligations could significantly harm its reputation, prompt SEC scrutiny and adversely affect its business.

NYSE Group will face restrictions with respect to the way in which it conducts certain of its operations, and may experience certain competitive disadvantages if it does not receive SEC approval for new business initiatives or receives them in an untimely manner.

NYSE Group expects to operate two registered national securities exchanges—the New York Stock Exchange LLC and, upon its acquisition by Archipelago, the Pacific Exchange. Pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a registered national securities exchange is responsible for regulating its members through the adoption and enforcement of rules governing the trading activities, business conduct and financial responsibility of its members and individuals associated with them. Changes to these rules are generally subject to the approval of the SEC, which publishes proposed rule changes for public comment. Changes to the certificate of incorporation, bylaws or rules of NYSE Group and any of its subsidiaries, to the extent that these changes could affect the activities of these self-regulatory organizations (“SROs”) must also be approved. NYSE Group and its subsidiaries may from time to time seek to engage in new business activities, some of which may require changes to their governing rules.

Any delay or denial of a requested approval could cause NYSE Group to lose business opportunities. NYSE Group’s competitive position could be significantly weakened if its competitors are able to obtain SEC approval for new functionalities faster and with less difficulty than NYSE Group, or if approval is not required for NYSE Group’s competitors. Competitors that are not SROs are subject to less stringent regulation. In addition, as NYSE Group seeks to expand its product base, it could become subject to the oversight of additional regulatory bodies.

The Pacific Exchange has had discussions with SEC staff regarding a potential pilot program to trade and quote options in penny increments, but any proposal that the Pacific Exchange may make on this issue may be denied by the SEC.

The Pacific Exchange has had discussions with SEC staff regarding a potential pilot program to display, rank, quote and execute option orders in penny increments. Currently, options are displayed, ranked, quoted and executed in nickel and dime increments, although the underlying equity security may be displayed, ranked, quoted and executed in penny increments (or, after the implementation of Regulation NMS, sub-penny increments if the quote, order or indication of interest for the stock is less than $1.00). Any proposal that the Pacific Exchange may make on this issue will require approval from the SEC.

Currently, only certain option market participants can execute orders for options in penny increments; however, these orders are not executed in a manner that is transparent to all option market participants. Although these market participants are able to execute orders in penny increments, they still must quote and display their orders in nickel or dime increments. The Pacific Exchange’s potential pilot program would provide transparent option order display and execution to all market participants. It would also seek to provide improved and enhanced pricing opportunities for all market participants, as the fair value of options are often in part dependent upon the fair price of the underlying equity security. Some industry participants oppose such a program under the belief that it would overwhelm the capacity limits of existing option quote processing systems.

In the event that the SEC approves displaying, quoting and executing options in any increments under a nickel, we believe that the Pacific Exchange and Archipelago, and consequently NYSE Group after the mergers, will be well positioned to adequately handle the process. Failure of the SEC to approve the ability to display, rank, quote and execute orders for options in increments under a nickel could limit to a material extent the ability of Archipelago and NYSE Group to gain options market share or realize the growth opportunities and the anticipated benefits to be derived from the acquisition of PCX Holdings and its subsidiaries.

Regulatory developments could have a negative impact on NYSE Group’s businesses.

The securities markets have been the subject of increasing political and public scrutiny in recent years in response to a number of developments and inquiries. In November 2004, the SEC proposed corporate governance, transparency, oversight and ownership rules for SROs and issued a concept release examining the efficacy of self-regulation by SROs. The concept release also solicited public comment concerning the level of market data fees, following several years of claims from some competitors and data intermediaries and competitors that market data fees and revenues are excessive.

We cannot predict whether, or in what form, any regulatory changes will take place, or their impact on NYSE Group’s business. However, the proposed changes in the rules and regulations affecting SROs could result in changes to the manner in which NYSE Group conducts its business or governs itself. The new rules could also, among other things, make it more difficult or more costly for NYSE Group to conduct the existing businesses of the NYSE and Archipelago or to enter into new businesses. A determination by the SEC, for example, to link market data fees to marginal costs, to become even more involved in the market data rate-setting process, or to reduce the current levels of market data fees could have a material adverse effect on the NYSE’s market data revenues. Moreover, given the importance of regulation in the securities industry, it is possible that any developments could have a material adverse effect on NYSE Group’s business, as well as the business of other participants in the securities industry. For a discussion of recent regulatory developments, see “Regulation—Recent Regulatory Developments.”

NYSE Group’s prospective customers will operate in a highly regulated industry, and regulatory changes and changes in market structure could have a material adverse effect on NYSE Group’s business.

The prospective customers of NYSE Group will operate in a highly regulated industry. The SEC and other regulatory authorities, both in the United States and abroad, could impose regulatory changes that could have a negative impact on the desirability of listing on or utilizing the securities exchanges of the NYSE Group. For example, NYSE Group will compete with non-U.S. exchanges for listings. The regulatory requirements of the U.S. securities markets, including the requirements of the Sarbanes-Oxley Act of 2002, may discourage non-U.S. issuers from listing their securities on a U.S. securities market and, instead, lead them to list their securities on a non-U.S. securities market. Future regulatory changes and changes in market structure could cause NYSE Group to lose prospective customers. The loss of a significant number of customers or a reduction in trading activity on the securities exchanges of NYSE Group as a result of these changes may have a material adverse effect on the business, financial condition and operating results of NYSE Group.

NYSE Group will be required to allocate funds and resources to the regulatory functions of NYSE Regulation.

NYSE Group will be required to allocate significant resources to the regulatory functions of NYSE Regulation. This dedication of resources may limit the ability of NYSE Group to dedicate funds and human resources in other areas. In connection with the mergers, provisions will be made for NYSE Regulation to provide regulatory services to NYSE Group’s securities exchanges. The obligations to fund NYSE Regulation under the agreements covering those services negatively affect the cash available to NYSE Group and its ability to invest in or pursue other opportunities that may also be beneficial to NYSE Group stockholders. NYSE Group and its subsidiaries will incur significant financial costs and expend considerable human resources in connection with the surveillance, examination and enforcement obligations of NYSE Regulation, including the costs of maintaining an effective regulatory staff. For a discussion of the regulatory structure and responsibilities of NYSE Group, see “NYSE Regulation.”

Any conflicts of interest between NYSE Group and NYSE Regulation may have a material adverse effect on NYSE Group’s business.

NYSE Regulation will regulate and monitor the activities on the securities exchanges of NYSE Group and enforce issuer and member compliance with applicable law and the rules of the exchanges. In a recent rule proposal, the SEC noted that there is an inherent conflict that exists within every SRO between its regulatory functions, on the one hand, and its members, market operations, listed issuers, and shareholders, on the other hand.

The SEC has expressed particular concern about the conflicts of interest that exist when a for-profit entity owns an SRO. The for-profit entity’s goal of maximizing stockholder value might conflict with the SRO’s self-regulatory responsibilities imposed by the securities laws. For example, the for-profit entity might have an incentive to commit insufficient funds to the regulatory operations of the SRO, or use the disciplinary powers of the SRO to generate revenue for the for-profit entity by disciplining members that operate or participate in competing trading systems. In addition, the regulatory responsibilities imposed by the U.S. securities laws (such as encouraging low-cost trading and competitive markets) may conflict with the profit-oriented goals of NYSE Group as a public company. There may be more opportunities for conflicts of interest to arise when SROs regulate more listed companies. Additional conflicts of interest arise where a company (such as NYSE Group) lists its securities on the national securities exchange that it owns. The listing of NYSE Group common stock on the NYSE could potentially create a conflict of interest between the NYSE’s regulatory responsibility to vigorously oversee the listing and trading of securities on the NYSE, on the one hand, and NYSE Group’s commercial and economic interest, on the other hand. Such “self listing” may raise questions as to the NYSE’s oversight of competitors.

NYSE Group expects to implement structural protections to minimize these potential conflicts of interest. For a discussion of some of these structural protections, see “NYSE Regulation—Structure, Organization and Governance of NYSE Regulation—After the Mergers.” These structural protections, however, may not be adequate and, in any event, will not eliminate all potential conflicts of interest. For example, NYSE Group expects that certain of the independent directors of the NYSE Group board of directors will serve as directors on the NYSE Regulation board of directors. In the event that NYSE Group fails to manage these potential conflicts of interest adequately, it may incur reputational damage or otherwise suffer a material adverse effect on its business, financial condition and operating results.

Certain of NYSE Group’s businesses will continue to rely on specialists for effecting some transactions. Any failure by specialists to perform their function or to comply with their regulatory obligations may have a material adverse effect on NYSE Group’s business.

Some of the businesses of NYSE Group will depend on specialists to assist in maintaining some of their key competitive advantages. Specialists contribute to some of the advantages of the auction market, for example by assisting in providing liquidity and minimizing volatility. A deterioration in the performance of specialists, or misconduct by specialists, could damage NYSE Group’s reputation and reduce NYSE Group’s ability to compete with other securities exchanges for listings. The profitability of the seven specialist units currently active on the NYSE has fallen substantially since 2002.

The increased use of technology, and in particular, computers, in securities executions also is changing the business models of specialists. Their failure to adapt their business models to this changing environment in general, and to the NYSE Hybrid MarketSM in particular, would further undermine the differentiation, and therefore the competitive position, of NYSE Market. For a discussion of certain litigation and SEC action relating to specialists, see “Information About the NYSE—Legal Proceedings.”

The successful implementation and operation of the NYSE Hybrid MarketSM faces a number of significant challenges and depends on a number of factors that will be outside the control of NYSE Group.

The NYSE is currently working on implementing the NYSE Hybrid MarketSM, which is intended to integrate into one platform aspects of both the physically-convened auction market and automated execution. If successfully implemented, we expect that the NYSE Hybrid MarketSM will change the way that securities are traded on the NYSE and will differentiate NYSE Group from electronic trading venues. This initiative is scheduled to be launched in the second quarter of 2006.

The successful implementation of the NYSE Hybrid MarketSM faces a number of significant challenges, including the difficulties of developing novel technology. The successful implementation of the NYSE Hybrid MarketSM may also depend on the ability and willingness of specialists to build new technology platforms. It is also dependent on the SEC’s timely approval of the necessary rule changes. There is no assurance that approval of the necessary rules will be forthcoming, or that the NYSE Hybrid MarketSM will be implemented in the form that the NYSE currently foresees.

In addition, as a novel technology and method of trading, there is no assurance that the NYSE Hybrid MarketSM will function as it is currently anticipated to function, or that customers will accept and use the services that it offers. The operation of the NYSE Hybrid MarketSM may also put stress on other sections of NYSE Group, such as NYSE Regulation, and specifically surveillance.

Any delay or difficulties in implementing or operating the NYSE Hybrid MarketSM may have a material adverse effect on the ability of NYSE Group to compete, particularly after all of the provisions of Regulation NMS are in effect. An unwillingness of customers to accept and utilize the NYSE Hybrid MarketSM services might also have an adverse impact on the ability of NYSE Group to compete. For a discussion of the NYSE Hybrid MarketSM, see “Information About the NYSE—The NYSE Hybrid Market Initiative.”

Market fluctuations and other risks beyond NYSE Group’s control could significantly reduce demand for its services and harm its business.

The volume of securities transactions and the demand for listings and NYSE Group’s other products and services are directly affected by economic, political and market conditions in the United States and elsewhere in the world that are beyond its control, including:

•	broad trends in business and finance;

•	concerns about terrorism and war;

•	concerns over inflation and wavering institutional or retail confidence levels;

•	changes in government monetary policy and foreign currency exchange rates;

•	the availability of short-term and long-term funding and capital;

•	the availability of alternative investment opportunities;

•	changes in the level of trading activity;

•	changes and volatility in the prices of securities;

•	changes in tax policy;

•	the level and volatility of interest rates;

•	legislative and regulatory changes; and

•	unforeseen market closures or other disruptions in trading.

General economic conditions affect securities markets in a variety of ways, from determining availability of capital to influencing investor confidence. Poor economic conditions also have an impact on the process of raising capital, reducing the number of new applicants to listing or private sales of securities. The economic climate in recent years has been characterized by challenging business and economic conditions. During 2000 through early 2003, the major U.S. market indices experienced severe declines. The weak and uncertain economic climate, together with corporate governance and accounting concerns, contributed to a reduction in corporate transactions and a generally more difficult business environment. In addition, the United States and other countries in which NYSE Group hopes to offer its services have suffered acts of war or terrorism or other armed hostilities. These or similar acts have in the past increased or prolonged, and may in the future increase or prolong, negative economic conditions. Adverse changes in the economy or the outlook for the securities industry can have a negative impact on NYSE Group’s revenues through declines in trading volume, new listings and demand for market data. Generally adverse economic conditions may also have a disproportionate effect on NYSE Group. Because NYSE Group’s infrastructure and overhead will be based on assumptions of certain levels of market activity, significant declines in trading volumes, new listings or demand for market data may have a material adverse effect on the business, financial condition and operating results of NYSE Group.

A significant portion of NYSE Group’s revenues will depend, either directly or indirectly, on its transaction-based business, which, in turn, is dependent on its ability to attract and maintain order flow, both in absolute terms and relative to other market centers. If the amount of trading volume on the NYSE or ArcaEx decreases,

NYSE Group’s revenue from transaction fees will decrease. There may also be a reduction in revenue from market data fees. If NYSE Group’s share of total trading volumes decreases relative to its competitors, it may be less attractive to market participants as a source of liquidity and may lose trading volume and associated transaction fees and market data fees as a result. In addition, declines in NYSE Group’s share of trading volume could adversely affect the growth, viability and importance of various of its market information products, which will constitute an important portion of its revenues.

NYSE Group also expects to generate a significant portion of its revenues from listing fees. Among the factors affecting companies’ decision to go public and/or list their shares on U.S. markets are general economic conditions, industry-specific circumstances, capital market trends, mergers and acquisitions environment, and regulatory requirements. The extent to which these and other factors cause companies to remain privately owned or decide not to list their shares in the United States may have a material adverse effect on the business, financial condition and operating results of NYSE Group.

The financial services industry and particularly the securities transactions business are dynamic and uncertain environments, and we expect a highly competitive environment, as well as exchange consolidation and member organization consolidation to persist in the future. This environment has led to business failures and has encouraged the introduction of alternative trading venues with varying market structures and new business models. Well-capitalized competitors from outside the United States may seek to expand their operations in the U.S. market. In addition, the financial services industry is subject to extensive regulation, which may change dramatically in ways that affect industry market structure. If NYSE Group is unable to adjust to structural changes within its markets, technological and financial innovation, and other competitive factors, its business will suffer and competitors will take advantage of opportunities to its detriment.

The loss of key personnel may adversely affect NYSE Group.

Following the mergers, NYSE Group will be dependent upon the contributions of its senior management team and other key employees, including key staff of NYSE Regulation, for its future success. Most of these individuals do not have employment agreements. If several of these executives, or other key employees, were to cease to be employed by NYSE Group, including as a result of the integration of the NYSE and Archipelago following the mergers, NYSE Group could be adversely affected. In particular, NYSE Group may have to incur costs to replace key employees that leave, and its ability to execute its business strategy could be impaired if it is unable to replace departing employees in a timely manner. Competition in the financial services industry for individuals with relevant experience is intense.

In addition, NYSE Group will rely on a number of third-party consultants, particularly for trading technology. The interruption or loss of any of these regularly provided services could result in a material adverse effect on the business, financial condition and operating results of NYSE Group.

Insufficient systems capacity or systems failure could harm NYSE Group’s business.

NYSE Group’s business depends on the performance and reliability of the computer and communications systems supporting it. In particular, heavy use of ArcaEx’s platform and order routing systems during peak trading times or at times of unusual market volatility could cause ArcaEx’s systems to operate slowly or even to fail for periods of time. If its systems cannot be expanded to handle increased demand, or otherwise fail to perform, NYSE Group could experience disruptions in service, slower response times, delays in introducing new products and services and loss of revenues. In addition, its trading activities may be negatively affected by system failures of other trading systems, as a result of which it may be required to suspend trading activity in particular stocks or, in the case of ArcaEx, cancel previously executed trades under certain circumstances.

Failure to maintain systems or to ensure sufficient capacity may also result in a temporary disruption of NYSE Group’s regulatory and reporting functions. These consequences, in turn, could result in lower trading volumes, financial losses, decreased customer service and satisfaction, litigation or customer claims, or regulatory sanctions.

The NYSE and Archipelago have experienced systems failures in the past. It is possible that NYSE Group will experience systems failures in the future, or periods of insufficient systems capacity or network bandwidth, power or telecommunications failure, acts of God or war, terrorism, human error, natural disasters, fire, power loss, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism or similar events. Any system failure that causes an interruption in service or decreases the responsiveness of its service could impair NYSE Group’s reputation and negatively impact its revenues. NYSE Group also relies on third parties for systems support. Any interruption in these third-party services or deterioration in the performance of these services could also be disruptive to its business (and the planned NYSE Hybrid MarketSM, in particular) and have a material adverse effect on its business, financial condition and operating results.

NYSE Group’s networks and those of its third-party service providers may be vulnerable to security risks, which could result in wrongful use of its information or cause interruptions in its operations that cause it to lose trading volume and result in significant liabilities. NYSE Group will also incur significant expense to protect its systems.

NYSE Group expects that the secure transmission of confidential information over public networks will be a critical element of its operations. Its networks and those of its third-party service providers may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully access and use NYSE Group’s information or cause interruptions or malfunctions in its operations. Any of these events could cause NYSE Group to lose trading volume. NYSE Group will be required to expend significant further resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by breaches. Its security measures may prove to be inadequate and result in system failures and delays that could cause NYSE Group to lose business.

NYSE Group’s revenues from SIAC could significantly decrease if SIAC loses its major customers.

SIAC, which is two-thirds owned by the NYSE and one-third owned by the American Stock Exchange, is the principal vendor of the NYSE’s data processing and software development services. In 2004, SIAC’s revenues accounted for 15.3% of the NYSE’s aggregate revenues. Historically, SIAC has relied on three principal customers for a majority of its revenues: (1) the NYSE, (2) the American Stock Exchange and (3) the National Securities Clearing Corporation and Fixed Income Clearing Corporation. In 2004, the NYSE was the source of 54.4% of SIAC’s revenues; the American Stock Exchange was the source of 16.2% of SIAC’s revenues; and the National Securities Clearing Corporation and Fixed Income Clearing Corporation were the source of 13.7% of SIAC’s revenues. The National Securities Clearing Corporation and Fixed Income Clearing Corporation have entered into separate agreements with SIAC, pursuant to which the services previously provided by SIAC will be phased out. In addition, the American Stock Exchange has sent a notice to SIAC indicating that it may materially decrease its use of SIAC’s services. If the American Stock Exchange materially decreases its use of SIAC’s services, NYSE Group’s revenues from SIAC will be adversely affected. To the extent that the American Stock Exchange does not bear a portion of the costs associated with this decrease, (including transition costs and an appropriate share of SIAC’s current overhead as SIAC seeks to mitigate the overhead costs), or to the extent that NYSE Group is not able to reduce its costs associated with SIAC to offset the amount of reduction in revenue from SIAC (which it may not be able to do), NYSE Group’s profits and results of operations may be adversely affected.

Any failure by NYSE Group to protect its intellectual property rights could adversely affect its business.

NYSE Group and its subsidiaries will own the rights to a number of trademarks, service marks, trade names, copyrights and patents used in its businesses. To protect its intellectual property rights, NYSE Group will rely on a combination of trademark laws, copyright laws, patent laws, trade secret protection, confidentiality agreements and other contractual arrangements with its affiliates, customers, strategic investors and others. The protective steps taken may be inadequate to deter misappropriation of proprietary information. NYSE Group may be unable to detect the unauthorized use of, or take appropriate steps to enforce, its intellectual property rights. Failure to protect its intellectual property adequately could harm the reputation of NYSE Group and its subsidiaries and affect its ability to compete effectively. Further, defending its intellectual property rights may require significant financial and managerial resources, the expenditure of which may have a material adverse effect on the business, financial condition and operating results of NYSE Group.

In the future NYSE Group or its subsidiaries may be subject to intellectual property rights claims, which may be costly to defend, could require the payment of damages and could limit NYSE Group’s ability to use certain technologies. Some of NYSE Group’s competitors currently own patents and have actively been filing patent applications in recent years, some of which may relate to NYSE Group’s trading platforms and business processes. As a result, NYSE Group could in the future face allegations that it has infringed or otherwise violated the intellectual property rights of third parties. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. Successful challenges against NYSE Group could require it to modify or discontinue its use of technology where such use is found to infringe or violate the rights of others, or require NYSE Group to obtain licenses from third parties. For a discussion of litigation involving the NYSE, see “Information About the NYSE—Legal Proceedings.”

NYSE Group is subject to significant litigation risk and potential securities law liability.

Many aspects of NYSE Group’s business will involve substantial liability risks. These risks will include, among others, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary losses to a customer, that NYSE Group entered into an unauthorized transaction or that NYSE Group provided materially false or misleading statements in connection with a transaction. Dissatisfied customers frequently make claims against their service providers regarding quality of trade execution, improperly settled trades, mismanagement or even fraud. NYSE Group could be exposed to substantial liability under federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC. NYSE Group could incur significant legal expenses defending claims, even those without merit. In addition, an adverse resolution of any future lawsuit or claim against NYSE Group may have a material adverse effect on the business, financial condition and operating results of NYSE Group.

The sale of trading licenses may cause uncertainty that may adversely affect NYSE Group’s business.

The right to trade securities on the NYSE is currently held by the owner or lessee of a regular NYSE membership. Following the mergers, NYSE memberships will cease to exist, and the right to trade securities on the trading facilities of the NYSE will be separate from equity interests in NYSE Group. We currently expect that trading licenses will be sold through some form of Dutch auction, and that a holder of a trading license would be subject to the approval and surveillance of NYSE Regulation. There is risk associated with this process. The use of an auction to determine the number and price of trading licenses can result in revenues that differ from those projected. In addition, there is risk that the uncertainty regarding the number and pricing of the trading licenses could result in a reduction in the use of the trading facilities of the NYSE or cause the NYSE to impose transition rules that could constrain trading license revenue. For a discussion of trading licenses after the mergers, see “Information About NYSE Group—Trading Licenses.”

NYSE Group’s business after the mergers will be difficult to evaluate because the NYSE has never been operated as a for-profit company and Archipelago has a limited operating history.

After the mergers, NYSE Group’s business will consist of the businesses of the NYSE and Archipelago, and will be operated as for-profit entities (other than NYSE Regulation). Historically, the NYSE has operated as a not-for-profit entity. In addition, although Archipelago historically has been operated as a for-profit entity, its operating history is limited. As a result, the historical financial condition of the NYSE and Archipelago may not adequately reflect the likely financial condition of NYSE Group after the mergers.

NYSE Group may be at greater risk from terrorism than other companies.

Given the NYSE’s position as the world’s largest equities market, its prominence in the U.S. securities industry and the concentration of many of its properties and personnel in lower Manhattan, NYSE Group may be more likely than other companies to be a direct target of, or an indirect casualty of, attacks by terrorists or terrorist organizations.

It is impossible to predict the likelihood or impact of any terrorist attack on the securities industry generally or on NYSE Group or any of its subsidiaries. In the event of an attack or a threat of an attack, NYSE Group’s security measures and contingency plans may be inadequate to prevent significant disruptions in NYSE Group’s business, technology or access to the infrastructure necessary to maintain its business. For a discussion of some of the NYSE’s security measures and contingency plans, see “Information About the NYSE—Security Measures and Contingency Plans.” Damage to NYSE Group’s facilities due to terrorist attacks may be significantly in excess of any amount of insurance received, or may not be insurable at a reasonable price or at all. The threat of terrorist attacks may also negatively affect NYSE Group’s ability to attract and retain employees. In addition, terrorist attacks may cause instability or decreased trading in the securities markets, including trading on NYSE Group’s trading platforms. Any of these events could have a material adverse effect on NYSE Group’s business, financial condition and operating results.

Risks Relating to an Investment in NYSE Group Common Stock

There has been no prior public market for NYSE Group common stock.

NYSE Group has applied to list NYSE Group common stock on the NYSE. However, an active public market for NYSE Group common stock may not develop or be sustained after the completion of the mergers. We cannot predict the extent to which a trading market will develop or how liquid that market might become.

The market price of NYSE Group common stock may fluctuate. Broad market and industry factors may adversely affect the market price of NYSE Group common stock, regardless of its actual operating performance. Factors that could cause fluctuations in its stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by NYSE Group or by any securities analysts who might cover NYSE Group’s stock;

•	conditions or trends in its industry, including regulatory changes or changes in the securities marketplace;

•	changes in the market valuations of exchanges and other trading facilities in general, or other companies operating in the securities industry;

•	announcements by NYSE Group or its competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of its operations or lawsuits filed against NYSE Group;

•	additions or departures of key personnel; and

•	sales of NYSE Group common stock, including sales of its common stock by its directors and officers or its strategic investors.

NYSE Group’s share price may decline due to the large number of shares eligible for future sale.

Sales of substantial amounts of NYSE Group common stock, or the possibility of these sales, may adversely affect the market price of its common stock. These sales may also make it more difficult for NYSE Group to raise capital through the issuance of equity securities at a time and at a price it deems appropriate.

Upon completion of the mergers, based on currently outstanding shares of Archipelago common stock, there will be approximately 158 million shares of NYSE Group common stock outstanding (excluding shares of NYSE Group common stock held by wholly owned subsidiaries of NYSE Group). In addition, approximately 8,550,000 shares of NYSE Group common stock will be reserved for issuance pursuant to grants to officers and employees of the NYSE Group and certain shares of NYSE Group common stock may be issued to officers and employees under NYSE Group equity plan (see “Information About NYSE Group—Equity Plan”).

Of the approximately 158 million shares outstanding, approximately 127,208,009 shares of NYSE Group common stock (including 10,380,505 shares held by certain entities affiliated with General Atlantic and 7,305,722 shares held by certain entities affiliated with Goldman Sachs Group) will be subject to restrictions on transfer that are scheduled to expire in three equal installments on the first, second and third anniversaries of the completion of the mergers. In addition, 1,184,178 shares of NYSE Group common stock held by an entity affiliated with Gerald D. Putnam will be subject to restrictions on transfer, which restrictions are scheduled to expire on the first anniversary of the completion of the mergers. The NYSE Group board of directors has the right, in its discretion, to remove the transfer restrictions earlier, in whole or in part, on any of the shares of NYSE Group common stock held by the former NYSE members or the entities affiliated with General Atlantic, Goldman Sachs Group or Mr. Putnam. If the NYSE Group board removes transfer restrictions on shares held by any of the NYSE members, then the board is required to remove the transfer restrictions simultaneously from a proportionate number of shares held by the entities affiliated with General Atlantic, Goldman Sachs Group and Mr. Putnam. Similarly, if the NYSE Group board of directors removes transfer restrictions on shares held by the entities affiliated with General Atlantic, Goldman Sachs Group or Mr. Putnam, then the transfer restrictions automatically will be removed from a proportionate number of shares of NYSE Group common stock held by the former NYSE members. See “Support and Lock-Up Agreements—Lock-Up of NYSE Group Common Stock” and “Description of NYSE Group Capital Stock—Transfer Restrictions on Certain Shares of NYSE Group Common Stock.”

Removal of the transfer restrictions for any of these reasons may lead to significant numbers of shares of NYSE Group common stock becoming available for sale, which may adversely affect the then-prevailing market price of NYSE Group common stock.

NYSE Group may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing capital stock.

NYSE Group may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing equity or convertible debt securities, which would reduce the percentage ownership of existing NYSE Group stockholders. Furthermore, any newly issued securities could have rights, preferences and privileges senior to those of the NYSE Group common stock.

NYSE Group does not expect to pay dividends on NYSE Group common stock in the short term.

NYSE Group has not yet determined its dividend policy. Any determination to pay dividends in the future will be at the discretion of the NYSE Group board of directors and will depend upon NYSE Group’s results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law or the SEC, business and investment strategy, and other factors that the NYSE Group board of directors deems relevant. The NYSE Group board of directors may determine not to implement a policy to pay periodic dividends to holders of NYSE Group common stock.

Provisions of NYSE Group’s organizational documents and Delaware law may delay or deter a change of control of NYSE Group.

Following the mergers, NYSE Group’s organizational documents will contain provisions that may have the effect of discouraging, delaying or preventing a change of control of, or unsolicited acquisition proposals for, NYSE Group that a stockholder might consider favorable. These include provisions:

•	vesting the NYSE Group board of directors with sole power to set the number of directors;

•	limiting the persons that may call special stockholders’ meetings;

•	limiting stockholder action by written consent; and

•	requiring supermajority stockholder approval with respect to certain amendments to the NYSE Group certificate of incorporation and bylaws.

In addition, its organizational documents will include provisions that:

•	restrict any person (either alone or together with its related persons) from voting or causing the voting of shares of stock representing more than 10% of NYSE Group’s outstanding voting capital stock (including as a result of any agreement by any other persons not to vote shares of stock); and

•	restrict any person (either alone or together with its related persons) from beneficially owning shares of stock representing more than 20% of the outstanding shares of any class or series of NYSE Group’s capital stock.

For a more detailed description of these provisions, see “Description of NYSE Group Capital Stock,” as well as the form of NYSE Group certificate of incorporation and bylaws attached as Annexes G and H, respectively, to this document.

Furthermore, the NYSE Group board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of these shares without stockholder approval. Any series of NYSE Group preferred stock is likely to be senior to the NYSE Group common stock with respect to dividends, liquidation rights and, possibly, voting rights. The ability of the NYSE Group board of directors to issue preferred stock also could have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of the common stock.

In addition, Delaware law makes it difficult for stockholders that recently have acquired a large interest in a corporation to cause the merger or acquisition of the corporation against the directors’ wishes. Under Section 203 of the Delaware General Corporation Law, a Delaware corporation may not engage in any merger or other business combination with an interested stockholder for a period of three years following the date that the stockholder became an interested stockholder except in limited circumstances, including by approval of the corporation’s board of directors. See “Comparison of Rights Prior to and After the Mergers.”

Certain aspects of the certificate of incorporation, bylaws and structure of NYSE Group and its subsidiaries will be subject to SEC oversight. See “Regulation—SEC Oversight.”

If NYSE Group is unable to favorably assess the effectiveness of its internal controls over financial reporting, or if its Independent Registered Public Accounting Firm is unable to provide an unqualified attestation report on NYSE Group’s assessment, the stock price of NYSE Group could be adversely affected.

Pursuant to Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 and beginning with NYSE Group’s annual report on Form 10-K for the fiscal year ending December 31, 2006, NYSE Group management will be required to certify to and report on, and its Independent Registered Public Accounting Firm will be required to attest to, the effectiveness of NYSE Group’s internal controls over financial reporting as of December 31, 2006. The rules governing the standards that must be met for management to assess NYSE Group’s internal controls over financial reporting are new and complex, and require significant documentation, testing and possible remediation. The NYSE and Archipelago currently are in the process of reviewing, documenting and testing their internal controls over financial reporting. In connection with this continuing effort, the NYSE restated its financial statements as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002, and for the three and six months ended June 30, 2004. For a more detailed discussion of these restatements, and the impact of these restatements, see “Selected Historical Financial Data of the NYSE—Restatement of Financial Statements.” A restatement may be an indication that a material weakness would have existed had the NYSE been required to comply with Section 404 of the Sarbanes-Oxley Act. The continuing effort to comply with regulatory requirements relating to internal controls will likely cause us to incur increased expenses and diversion of management’s time and other internal resources. We also may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting. In addition, in connection with the attestation process by NYSE Group’s Independent Registered Public Accounting Firm, NYSE Group may encounter problems or delays in completing the implementation of any requested improvements or receiving a favorable attestation. If NYSE Group cannot favorably assess the effectiveness of its internal controls over financial reporting, or if its Independent Registered Public Accounting Firm is unable to provide an unqualified attestation report on its assessment, investor confidence and the stock price of NYSE Group common stock could be adversely affected.

FORWARD-LOOKING STATEMENTS

Forward-looking statements have been made under “Summary,” “Risk Factors,” “Information About the NYSE,” “Information About NYSE Group” and “NYSE Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in other sections of this document, as well as in other documents and sources of information that may be made a part of this document by appearing in other documents filed by Archipelago and NYSE Group with the SEC and incorporated by reference into this document. These statements may include statements regarding the period following completion of the mergers. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described under “Risk Factors.”

These risks and uncertainties are not exhaustive. Other sections of this prospectus describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about:

•	our business’ possible or assumed future results of operations and operating cash flows;

•	our business’ strategies and investment policies;

•	our business’ financing plans and the availability of capital;

•	our business’ competitive position;

•	potential growth opportunities available to our business;

•	the risks associated with potential acquisitions or alliances by us;

•	the recruitment and retention of our officers and employees;

•	our expected levels of compensation;

•	our business’ potential operating performance, achievements, productivity improvements, efficiency and cost reduction efforts;

•	the likelihood of success and impact of litigation;

•	our protection or enforcement of our intellectual property rights;

•	our expectation with respect to securities markets and general economic conditions;

•	our ability to keep up with rapid technological change;

•	the effects of competition on our business; and

•	the impact of future legislation and regulatory changes on our business.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this document in the case of forward-looking statements contained in this document, or the dates of the documents incorporated by reference into this document in the case of forward-looking statements made in those incorporated documents.

We expressly qualify in their entirety all forward-looking statements attributable to the NYSE, Archipelago or NYSE Group or any person acting on our behalf by the cautionary statements contained or referred to in this section.

THE SPECIAL MEETING OF NYSE MEMBERS

Time, Place and Purpose of the NYSE Special Meeting

The special meeting of the NYSE members will be held in the Boardroom at the NYSE Building, 11 Wall Street, New York, New York, on December 6, 2005 at 4:30 p.m., local time, for the following purposes:

•	to consider and vote on a proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, pursuant to which, among other things, the NYSE and Archipelago each agreed to combine, through a series of mergers, and become wholly owned subsidiaries of NYSE Group, a for-profit Delaware corporation;

•	to consider and vote on any proposal that may be made by the chairman of the NYSE board of directors to adjourn or postpone the NYSE special meeting for the purpose of soliciting proxies with respect to the proposal to approve and adopt the merger agreement; and

•	to transact any other business as may properly come before the NYSE special meeting or any adjournment or postponement of the NYSE special meeting.

The NYSE board of directors unanimously recommends that you vote FOR the proposal to approve and adopt the merger agreement and FOR any proposal that may be made by the chairman of the NYSE board of directors to adjourn or postpone the NYSE special meeting for the purpose of soliciting proxies. For the reasons for this recommendation, see “The Mergers—The NYSE’s Reasons for the Mergers; Recommendation of the NYSE Board of Directors.”

Who Can Vote at the NYSE Special Meeting

Proposal to Approve and Adopt the Merger Agreement. Only regular NYSE members of record and in good standing at the time of the NYSE special meeting or any adjournments of the NYSE special meeting will be entitled to vote on the proposal to approve and adopt the merger agreement. As of the date of this document, there are 1,365 NYSE members in good standing and entitled to vote, none of whom are directors or officers of the NYSE. Each NYSE member in good standing is entitled to one vote on each proposal set forth at the NYSE special meeting.

Other Proposals. With respect to any proposal other than the proposal to approve and adopt the merger agreement, both regular NYSE members in good standing and electronic access members in good standing who became electronic access members prior to March 30, 1986 are entitled to vote. As of the date of this document, there are two of these electronic access members (none of whom are directors or officers of the NYSE), and each of them is entitled to one-half of a vote.

Vote Required

The approval and adoption of the merger agreement requires the affirmative vote of at least two-thirds of the votes cast at a NYSE special meeting. The affirmative vote must also represent a quorum, which is a majority of the NYSE memberships entitled to vote on the proposal. As a result, for purposes of satisfying this majority requirement, if a NYSE member does not vote or abstains from voting, this has the same effect as a vote against the approval and adoption of the merger agreement.

The approval of any other proposal presented at the NYSE special meeting only requires the affirmative vote of a majority of the votes cast by the NYSE members at the NYSE special meeting at which a quorum is present. As a result, for purposes of proposals other than the proposal to approve and adopt the merger agreement, a NYSE member who does not vote will not affect the outcome of these proposals, except to the extent that the failure to vote prevents a quorum being present. If a NYSE member completes a proxy and abstains from voting on a proposal, the abstention will have the same effect as a vote against that proposal.

NYSE members entitled to cast a majority of the total number of votes entitled to be cast, present in person or by proxy, constitutes a quorum.

None of the directors or executive officers of the NYSE or their affiliates holds any NYSE membership or is an electronic access member of the NYSE.

Adjournments

If no quorum of NYSE members is present in person or by proxy at the NYSE special meeting, the NYSE special meeting may be adjourned by the members present and entitled to vote at that meeting. If the chairman of the NYSE board of directors proposes to adjourn the NYSE special meeting, and this proposal is approved by the NYSE members, the NYSE special meeting will be adjourned for this purpose. However, no proxy that is voted against a proposal described in this document will be voted in favor of an adjournment or postponement.

Manner of Voting

If you are a NYSE member, you may submit your vote for or against the proposal submitted at the NYSE special meeting in person or by proxy. You may vote by proxy in any of the following ways:

•	by using the enclosed proxy card and mailing a completed and signed proxy card to IVS Associates, Inc., 111 Continental Drive, Suite 210, Newark, Delaware 19713 or faxing it to (302) 369-8486;

•	by telephone using the toll-free number shown on the enclosed proxy card; or

•	by visiting the website noted on the enclosed proxy card and voting through the Internet.

Information and applicable deadlines for using the proxy card, or voting by telephone or through the Internet are set forth in the enclosed proxy card instructions.

All NYSE memberships represented by proxy (including those given by phone or through the Internet) received before the NYSE special meeting or adjourned NYSE special meeting, as the case may be, will, unless revoked, be voted in accordance with the instructions indicated in those proxies. If no instructions are indicated on a properly executed proxy card, the shares will be voted in accordance with the recommendation of the NYSE board of directors and, therefore, FOR the approval and adoption of the merger agreement.

If you are a NYSE member and your proxy indicates instructions for some, but not all, of the proposals, your votes will be cast as indicated on the specified proposals and as described in the preceding sentence for any proposal for which no instructions are indicated.

If you return a properly executed proxy card and have indicated that you have abstained from voting on a proposal, your NYSE memberships represented by the proxy will be considered present at the NYSE special meeting for purposes of determining a quorum, but will have the same effect as a vote against the proposal. We urge you to mark each applicable box on the proxy card or voting instruction card to indicate how to vote your NYSE membership.

You may revoke your proxy at any time before it is voted by:

•	submitting a written revocation dated after the date of the proxy that is being revoked to the Secretary of the NYSE, 11 Wall Street, New York, NY 10005; or

•	submitting a later-dated proxy by mail, fax, telephone or through the Internet; or

•	attending the NYSE special meeting and voting by paper ballot in person.

Attendance at the NYSE special meeting will not, in and of itself, constitute revocation of a previously granted proxy. If the NYSE special meeting is adjourned or postponed, it will not affect the ability of NYSE members to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Confidential Voting

It is the NYSE’s policy that all proxies, ballots and voting tabulations that identify NYSE members be kept confidential. The NYSE has engaged IVS Associates, Inc. to count the votes represented by proxies and ballots. An employee of IVS Associates will serve as Inspector of Election. The NYSE will pay IVS Associates a fee of approximately $8,000, plus reimbursement of reasonable out-of-pocket expenses.

Solicitation of Proxies

The NYSE and Archipelago will share equally the expenses incurred in connection with the printing and mailing of this document. To assist in the solicitation of proxies, the NYSE has retained MacKenzie Partners, Inc. for a fee of approximately $15,000 plus reimbursement of out-of-pocket expenses. Archipelago has retained Georgeson Shareholder Communications, Inc. for a fee of approximately $15,000 plus reimbursement of expenses, to assist in the solicitation of proxies. Archipelago and its proxy solicitor also will request banks, brokers and other intermediaries holding shares of Archipelago common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of the NYSE and Archipelago. No additional compensation will be paid to our directors, officers or employees for solicitation.

The NYSE constitution insulates the NYSE regulatory function from NYSE business management. As a result, none of the NYSE employees with the regulatory responsibility of the NYSE will be involved in the solicitation of proxies for the NYSE special meeting.

THE SPECIAL MEETING OF ARCHIPELAGO STOCKHOLDERS

Time, Place and Purpose of the Archipelago Special Meeting

The special meeting of Archipelago stockholders is scheduled to be held on December 6, 2005 at 9:30 a.m., local time, at The Metropolitan Club, 67th Floor, Sears Tower, 233 South Wacker Drive, Chicago, Illinois, 60606. The purpose of the Archipelago special meeting is:

•	to consider and vote on the proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement; and

•	to transact any other business as may properly come before the Archipelago special meeting or any adjournment or postponement of the Archipelago special meeting.

The Archipelago board of directors unanimously recommends that you vote FOR the proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement. For the reasons for this recommendation, see “The Mergers—Archipelago’s Reasons for the Mergers; Recommendation of the Mergers by the Archipelago Board of Directors.”

Who Can Vote at the Archipelago Special Meeting

Only holders of record of Archipelago common stock at the close of business on November 3, 2005, the record date, are entitled to notice of, and to vote at, the Archipelago special meeting. As of November 3, 2005, there were 47,275,179 shares of Archipelago common stock issued and outstanding, of which 44,061,573 shares were entitled to vote at the Archipelago special meeting, after taking into account the voting limitations described under “The Special Meeting of Archipelago Stockholders—Voting Limitations.” These shares were held by approximately 114 holders of record. Each share of Archipelago common stock is entitled to one vote at the Archipelago special meeting. Shares that are held in Archipelago’s treasury are not entitled to vote at the Archipelago special meeting. See “The Special Meeting of Archipelago Stockholders—Voting Limitations” for a discussion of certain voting limitations for Archipelago stockholders.

Votes Required

The approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Archipelago common stock outstanding and entitled to vote at the Archipelago special meeting as of the record date, voting as a single class, either in person or by proxy.

The holders of record of a majority of the total number of outstanding shares of Archipelago common stock entitled to vote, represented either in person or by proxy, will constitute a quorum at the Archipelago special meeting.

Voting Commitments

Pursuant to three separate support and lock-up agreements, certain investment entities affiliated with General Atlantic, Goldman Sachs Group and an entity affiliated with Gerald D. Putnam have agreed, subject to limited exceptions, to vote their shares of Archipelago common stock in favor of approving and adopting the merger agreement. As of November 3, 2005, the number of outstanding shares of Archipelago common stock beneficially owned by these entities and subject to the support and lock-up agreements was approximately 41% of the total number of outstanding shares of Archipelago common stock, consisting of approximately 18,870,405 shares of Archipelago common stock. This beneficial ownership represents the power to vote approximately 40% of the outstanding shares of Archipelago common stock entitled to vote at the Archipelago special meeting, taking into account the voting limitations described below. Further information concerning the support and lock-up agreements can be found under “Support and Lock-up Agreements.” The support and lock-up agreements are attached as Annexes B, C and D to this document.

In addition, as of November 3, 2005, Archipelago directors and executive officers and their affiliates owned and were entitled to vote approximately 1,221,678 shares of Archipelago common stock, representing approximately 3% of the outstanding shares of Archipelago common stock entitled to vote at the Archipelago special meeting. We expect that the officers and directors of Archipelago will vote their shares of Archipelago common stock in favor of adopting the merger agreement, although none of them, other than Gerald D. Putnam, the chairman and chief executive officer of Archipelago, has entered into any agreement obligating them to do so.

Voting Limitations

Voting Limitations Imposed by the Archipelago Certificate of Incorporation

Under the Archipelago certificate of incorporation, no Archipelago stockholder, either alone or with its “related persons” (as defined below), is entitled to:

•	vote or cause the voting of shares of Archipelago common stock to the extent these shares represent in the aggregate more than 20% of the then-outstanding votes entitled to be cast on that matter (we refer to this restriction as the “voting limitation”); or

•	enter into an agreement, plan or arrangement not to vote shares of Archipelago common stock, the effect of which would enable any Archipelago stockholder, either alone or with its related persons, to vote or cause the voting of shares of Archipelago common stock that would represent in the aggregate more than 20% of the then-outstanding votes entitled to be cast on any matter (we refer to this restriction as the “nonvoting agreement prohibition”).

The voting limitation and the nonvoting agreement prohibition apply unless and until:

•	the stockholder delivers to the Archipelago board of directors a notice in writing at least 45 days (or a shorter period to which the Archipelago board of directors expressly consents) prior to the voting of any shares, of its intention to vote shares or enter into an agreement that would cause a violation of the voting limitation or the nonvoting agreement prohibition, as applicable; and

•	the stockholder receives prior approval from the Archipelago board of directors and the SEC.

This last requirement will be satisfied only if the Archipelago board of directors adopts a resolution expressly authorizing the applicable stockholder and its related persons to exceed the voting limitation or to enter into an agreement, plan or arrangement not otherwise allowed pursuant to the nonvoting agreement prohibition. The resolution will be required to be filed with the SEC by the Pacific Exchange as a proposed rule change under Section 19(b) of the Exchange Act and become effective under the Exchange Act. The Archipelago board of directors may not adopt this resolution unless it has made the following determinations:

•	the exercise of these voting rights, or the entering into of the agreement, plan or arrangement will not impair Archipelago’s ability, or that of the Pacific Exchange or PCX Equities, to discharge their respective responsibilities under the Exchange Act and the rules and regulations under the Exchange Act and is otherwise in Archipelago’s best interests and those of Archipelago stockholders;

•	the exercise of these voting rights, or the entering into of the agreement, plan or arrangement will not impair the SEC’s ability to enforce the Exchange Act;

•	the stockholder and its related persons are not subject to any “statutory disqualification” (as defined in Section 3(a)(39) of the Exchange Act);

•	in the case of a resolution to approve the exercise of voting rights in excess of the voting limitation, as long as ArcaEx remains a facility of PCX Equities and Archipelago’s facility services agreement with the Pacific Exchange and PCX Equities is in effect, neither the stockholder nor any of its related persons holds an equity trading permit of PCX Equities; and

•	in the case of a resolution to approve an agreement, plan or arrangement not otherwise permitted by the nonvoting agreement prohibition, no party to that agreement, plan or arrangement holds an equity trading permit of PCX Equities.

In making these determinations, the Archipelago board of directors may impose conditions and restrictions on the relevant stockholder or its related persons owning any shares of Archipelago stock entitled to vote on any matter that it deems necessary, appropriate or desirable in furtherance of the Exchange Act and Archipelago’s governance.

The voting limitation and the nonvoting agreement prohibition described above will not apply to any solicitation of a revocable proxy from any Archipelago stockholders by Archipelago or on Archipelago’s behalf or by any of Archipelago officers or directors acting on Archipelago’s behalf, or to any solicitation of a revocable proxy from any Archipelago stockholders by any other Archipelago stockholder that is conducted pursuant to, and in accordance with, Regulation 14A under the Exchange Act. Unless otherwise provided in the Archipelago certificate of incorporation, Archipelago will disregard any votes cast in excess of the voting limitation.

As used in this section, “related persons” means, with respect to any Archipelago stockholder:

•	any other person(s) whose beneficial ownership of shares of Archipelago common stock with the power to vote on any matter would be aggregated with that stockholder’s beneficial ownership of Archipelago common stock or deemed to be beneficially owned by that Archipelago stockholder under SEC regulations;

•	in the case of an Archipelago stockholder that is a natural person, for so long as ArcaEx remains an equities trading facility of PCX Equities and Archipelago’s facility services agreement with the Pacific Exchange and PCX Equities remains in effect, any broker or dealer with which that stockholder is associated that is a holder of an equity trading permit of PCX Equities;

•	in the case of an Archipelago stockholder that is a holder of an equity trading permit of PCX Equities, for so long ArcaEx remains an equities trading facility of PCX Equities and Archipelago’s facility services agreement with the Pacific Exchange and PCX Equities remains in effect, any broker or dealer with which that stockholder is associated;

•	any other person(s) with which that Archipelago stockholder has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of Archipelago common stock; and

•	in the case of an Archipelago stockholder who is a natural person, any relative or spouse of that stockholder, or any relative of the stockholder’s spouse, who has the same home as that stockholder or who is a director or officer of Archipelago or any of its parents or subsidiaries.

If you are a related person with another Archipelago stockholder where either: (1) you (either alone or with your related person) may vote shares of Archipelago common stock representing more than 20% of the then-outstanding votes entitled to vote at the Archipelago special meeting, or (2) you have entered into an agreement not to vote shares of Archipelago common stock, the effect of which agreement would be to enable any person (either alone or with its related persons) to vote or cause the voting of shares of Archipelago common stock that represent in the aggregate more than 20% of the outstanding votes entitled to be cast at the Archipelago special meeting, then please so notify Archipelago by either including that information (including each related person’s complete name) on your proxy card, or by contacting our Chief Administrative Officer, General Counsel and Corporate Secretary, Kevin J.P. O’Hara, at Archipelago Holdings, Inc., 100 South Wacker Drive, Suite 1800, Chicago, Illinois, 60606.

Additional Voting Limitations Imposed in Connection with the PCX Holdings Acquisition

In connection with Archipelago’s acquisition of PCX Holdings, the Pacific Exchange has adopted a set of new rules that impose voting limitations on certain OTP holders, OTP firms and their related persons with respect to Archipelago common stock. These new rules were approved by the SEC on September 22, 2005. The term “OTP holder” refers any natural person who holds an options trading permit of the Pacific Exchange or is named a nominee by an OTP firm to conduct business on the trading facilities of the Pacific Exchange and to represent such OTP firm in all matters relating to the Pacific Exchange. The term “OTP firm” refers to any business organization that either holds an options trading permit of the Pacific Exchange or has been conferred trading privileges on the Pacific Exchange by an individual OTP holder.

Under the new rules of the Pacific Exchange, for as long as Archipelago controls, directly or indirectly, the Pacific Exchange, no OTP holder or OTP firm, either alone or with its related persons (as defined below), shall:

•	have the right to vote, vote or cause the voting of shares of Archipelago common stock to the extent such shares represent in the aggregate more than 20% of the then outstanding votes entitled to be cast on any matter; or

•	enter into any agreement, plan or arrangement not to vote shares of Archipelago common stock, the effect of which would enable any person, either alone or with its related persons, to vote or cause the voting of shares that would represent in the aggregate more than 20% of the then outstanding votes entitled to be cast on any matter.

As used in the rules of the Pacific Exchange, the term “related person” means, with respect to any OTP holder or OTP firm:

•	any broker or dealer with which that OTP holder or OTP firm is associated;

•	any natural person who is an associated person of that OTP firm;

•	any other person(s) whose beneficial ownership of shares of Archipelago common stock with the power to vote on any matter would be aggregated with that OTP holder or OTP firm under SEC regulations;

•	any other person(s) with which that OTP holder or OTP firm has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of Archipelago common stock; and

•	with respect to any person described above that is a natural person, any relative or spouse of that person, or any relative of such spouse, who has the same home as that person or who is a director or officer of Archipelago or any of its parents or subsidiaries.

The voting limitations contained in the rules of the Pacific Exchange will not apply to:

•	any solicitation of any revocable proxy from any stockholder of Archipelago by or on behalf of Archipelago or by an officer or director of Archipelago acting on behalf of Archipelago; or

•	any solicitation of any revocable proxy from any stockholder of Archipelago by any other stockholder that is conducted pursuant to the proxy rules in federal securities laws.

In addition, pursuant to an amendment to the Archipelago bylaws adopted in connection with the PCX Holdings acquisition, the Archipelago board of directors may not waive the voting limitations contained in the Archipelago certificate of incorporation for any OTP holder or OTP firm of the Pacific Exchange.

Ownership and Voting Limitations Imposed by the PCX Holdings Certificate of Incorporation

The PCX Holdings certificate of incorporation contains ownership limitations with respect to the capital stock (whether preferred stock or common stock) of PCX Holdings. Specifically, the PCX Holdings certificate of incorporation provides that:

•	no person, either alone or together with its related persons (as this term is defined in the PCX Holdings certificate of incorporation), may own, directly or indirectly, shares of PCX Holdings capital stock constituting more than 40% of the outstanding shares of any class of PCX Holdings capital stock;

•	no person, either alone or together with its related persons, who is either a trading permit holder of the Pacific Exchange or an equities trading permit holder of PCX Equities, may own, directly or indirectly, shares constituting more than 20% of any class of PCX Holdings capital stock; and

•	for so long as PCX Holdings controls, directly or indirectly, the Pacific Exchange, no person, either alone or with its related persons, may directly or indirectly vote or cause the voting of shares of PCX Holdings capital stock, give any proxy or consent, or enter into any agreement, plan or other arrangement with respect to shares representing more than 20% of the voting power of the issued and outstanding PCX Holdings capital stock.

In connection with Archipelago’s acquisition of PCX Holdings, PCX Holdings amended the PCX Holdings certificate of incorporation to make certain changes to these limitations in order to allow Archipelago and certain of its related persons to own and vote all of the outstanding shares of PCX Holdings. The revised certificate of incorporation provides that, for so long as Archipelago directly owns all of the outstanding capital stock of PCX Holdings, the ownership and voting limitations set forth in the PCX Holdings certificate of incorporation will not be applicable to the ownership and voting of shares of PCX Holdings capital stock by:

•	Archipelago;

•	any person which is a related person of Archipelago, either alone or together with its related persons; and

•	any other person to which Archipelago is a related person, either alone or together with its related persons.

Persons who are deemed “prohibited persons” in the PCX Holdings certificate of incorporation, however, would continue to be subject to the ownership and voting limitations. Except for, among other things, any broker or dealer approved by the SEC after June 20, 2005 to be a facility (as defined in Section 3(a)(2) of the Exchange Act) of the Pacific Exchange, these “prohibited persons” would include any person that is, or that has a related person that is:

•	an OTP holder or an OTP firm; or

•	a holder of an equities trading permit of PCX Equities, which holder may be a sole proprietor, partnership, corporation, limited liability company or other organization that is a registered broker or dealer pursuant to Section 15 of the Securities Act (we refer to such holder as an “ETP holder”).

Consequently, subject to certain limited exceptions, the ownership and voting limitations set forth in the PCX Holdings certificate of incorporation apply to Archipelago if it, or any of its related persons or any person to which Archipelago is a related person, becomes an OTP holder, an OTP firm, or an ETP holder.

Adjournments

If no quorum of Archipelago stockholders entitled to vote is present in person or by proxy at the Archipelago special meeting, the Archipelago special meeting may be adjourned from time to time until a quorum is present or represented. In addition, adjournments of the Archipelago special meeting may be made for the purpose of soliciting additional proxies in favor of the proposal. An adjournment of the Archipelago special meeting may be made from time to time for up to 30 days by the chairman of the special meeting, without further notice (unless a new record date is fixed for the adjourned Archipelago special meeting) other than by an announcement made at the Archipelago special meeting. However, no proxy that is voted against a proposal described in this document will be voted in favor of adjournment of the Archipelago special meeting for the purpose of soliciting additional proxies.

Manner of Voting

If you are an Archipelago stockholder, you may submit your vote for or against the proposal submitted at the Archipelago special meeting in person or by proxy. You may vote by proxy in any of the following ways:

•	by using the enclosed proxy card and mailing a completed and signed proxy card to the address listed on the proxy card using the provided self-addressed stamped envelope;

•	by telephone using the toll-free number shown on the enclosed proxy card; or

•	by visiting the website noted on the enclosed proxy card and voting through the Internet.

Information and applicable deadlines for using the proxy card, or voting by telephone or through the Internet, are set forth in the enclosed proxy card instructions.

All shares of Archipelago common stock represented by properly executed proxies or voting instructions (including those given by phone or through the Internet) received in time for the Archipelago special meeting will, unless revoked, be voted in accordance with the instructions indicated on those proxies or voting instructions. If no instructions are indicated on a properly executed proxy card, the shares will be voted in accordance with the recommendation of the Archipelago board of directors and, therefore, FOR the approval and adoption of the merger agreement.

If you are an Archipelago stockholder and your proxy indicates instructions for some, but not all, of the proposals, your votes will be cast as indicated on the specified proposals and as described in the preceding sentence for any proposal for which no instructions are indicated.

If you return a properly executed proxy card or voting instruction card and have indicated that you have abstained from voting on a proposal, your shares of Archipelago common stock represented by the proxy will be considered present at the Archipelago special meeting for purposes of determining a quorum, but will have the same effect as a vote against the proposal. We urge you to mark each applicable box on the proxy card or voting instruction card to indicate how to vote your shares of Archipelago common stock.

You may revoke your proxy at any time before it is voted by:

•	submitting a written revocation dated after the date of the proxy that is being revoked to the Secretary, Archipelago Holdings, Inc., 100 South Wacker Drive, Suite 1800, Chicago, Illinois, 60606;

•	submitting a later-dated proxy by mail, fax, telephone or through the Internet; or

•	attending the Archipelago special meeting and voting by paper ballot in person.

Attendance at the Archipelago special meeting will not, in and of itself, constitute revocation of a previously granted proxy. If the Archipelago special meeting is adjourned or postponed, it will not affect the ability of Archipelago stockholders to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Broker Non-Votes

If you are an Archipelago stockholder and your Archipelago shares are held in an account at a broker, bank or other nominee and you wish to vote, you must instruct the broker, bank or other nominee on how to vote your shares. If an executed proxy card returned by a broker, bank or other nominee holding Archipelago shares on your behalf indicates that the broker, bank or other nominee does not have discretionary authority to vote on a particular matter, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will have the same effect as a vote against the merger agreement. This is called a broker non-vote. Your broker, bank or other nominee will vote your shares over which it does not have discretionary authority only if you provide instructions on how to vote by following the instructions provided to you by your broker, bank or other nominee. If you own shares of Archipelago common stock through a broker, bank or other nominee and attend the Archipelago special meeting, you should bring a letter from your broker, bank or other nominee identifying you as the beneficial owners of the shares of Archipelago common stock and authorizing you to vote.

Solicitation of Proxies

The NYSE and Archipelago will share equally the expenses incurred in connection with the printing and mailing of this document. To assist in the solicitation of proxies, the NYSE has retained MacKenzie Partners for a fee of approximately $15,000 plus reimbursement of out-of-pocket expenses. Archipelago has retained Georgeson Shareholder Communications for a fee of approximately $15,000 plus reimbursement of expenses, to assist in the solicitation of proxies. Archipelago and its proxy solicitor also will request banks, brokers and other intermediaries holding shares of Archipelago common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of the NYSE and Archipelago. No additional compensation will be paid to our directors, officers or employees for solicitation.

THE MERGERS

This section of the document describes material aspects of the proposed mergers. This summary may not contain all of the information that is important to you. You should carefully read this entire document, including the full text of the merger agreement, which is attached as Annex A, and the other documents we refer you to for a more complete understanding of the mergers. In addition, we incorporate important business and financial data about each of us into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions described under “Where You Can Find More Information” which begins on page 300.

General

The NYSE and Archipelago have entered into a merger agreement that provides that they will combine their businesses through a series of mergers under a single holding company. The net effect of the mergers will be that the NYSE and Archipelago will become wholly owned subsidiaries of NYSE Group.

In the mergers, NYSE members will receive $300,000 in cash and 80,177 shares of NYSE Group common stock for each NYSE membership and, as provided in the merger agreement, cash in lieu of the 0.8903 fractional share that the NYSE members would otherwise have received, unless they make the cash election or stock election as described under “The Merger Agreement—Merger Consideration Received by NYSE Members.” The aggregate number of shares of NYSE Group common stock issued to the NYSE members in the mergers (together with the aggregate number of shares of NYSE Group common stock reserved for issuance to current NYSE employees as described under “The Merger Agreement—Benefits Matters”) will represent 70% of the NYSE Group common stock outstanding immediately after the mergers calculated on a diluted basis as described below. Ownership of NYSE Group common stock will convey no license to trade on any of the facilities of its subsidiaries.

Archipelago stockholders will receive in the mergers one share of NYSE Group common stock for each share of Archipelago common stock that they hold immediately prior to the mergers. Holders of outstanding restricted stock units of Archipelago common stock will receive an equal number of restricted stock units of NYSE Group common stock, and holders of outstanding options to acquire shares of Archipelago common stock will receive options to acquire an equal number of shares of NYSE Group common stock. The aggregate number of shares of NYSE Group common stock issued to the Archipelago stockholders in the mergers (including shares underlying stock options and restricted stock units held by Archipelago employees and others) will represent the remaining 30% of the NYSE Group common stock outstanding immediately after the mergers, calculated on a diluted basis as described in the next sentence. For purposes of calculating the 70% and 30% figures, the aggregate number of Archipelago employee stock options deemed outstanding shall be determined by applying the treasury stock method under U.S. generally accepted accounting principles, where the average market price of Archipelago common stock used in the calculation shall equal $25.35, which is the lesser of (1) the average market price of Archipelago common stock during the 10 consecutive trading days immediately following the date of the merger agreement, determined in the manner specified in the merger agreement, and (2) 150% of the closing price of a share of Archipelago common stock on April 19, 2005. The treasury stock method assumes that options are exercised and that the proceeds received by the issuer from the exercise of the options are used to purchase common stock for the treasury. Application of the treasury stock method therefore increases the number of shares deemed outstanding whenever the exercise price of the option is lower than the average market price of the common stock.

The rights of holders of NYSE Group common stock will be different from the rights of NYSE members or Archipelago stockholders because the NYSE Group certificate of incorporation and bylaws in effect immediately after the mergers will be different from the governing documents of the NYSE and Archipelago. See “Comparison of Rights Prior to and After the Merger” for a description of material differences.

Background of the Mergers

The boards of directors of the NYSE and Archipelago continually review their respective companies’ results of operations and competitive positions in the industries in which they operate, as well as their strategic alternatives. In connection with these reviews, each of the NYSE and Archipelago from time to time has evaluated potential transactions that would further its strategic objectives.

As part of this continuous review, in 2003 and 2004, Archipelago held preliminary discussions regarding possible strategic alternatives with a number of companies in its industry. By the end of 2004, Archipelago management asked representatives of the investment banking firm Goldman, Sachs & Co. (“Goldman Sachs”) to contact the NYSE regarding a possible transaction between the two companies.

In response to this request, on January 5, 2005, David Schwimmer of Goldman Sachs contacted John A. Thain, the chief executive officer of the NYSE, and Amy S. Butte, the chief financial officer of the NYSE, to inquire as to whether the NYSE would be willing to meet with Archipelago representatives to consider a possible transaction.

The NYSE had also been considering strategic alternatives throughout 2004. In October 2004, the NYSE, with the assistance of an outside consulting firm, began a strategic review to explore options to diversify the NYSE’s products and services and expand the NYSE’s business. The NYSE explored a variety of hypothetical strategic alternatives, including building its current businesses, acquiring other businesses, becoming a for-profit company and becoming a public company. To that end, beginning in the fall of 2004, NYSE management began to analyze the NYSE’s financial condition and how it would appear under some of these different strategic alternatives.

On December 2, 2004, at a meeting of the NYSE board of directors, NYSE management discussed with the board that it was exploring hypothetical transactions to expand the NYSE’s range of product offerings, including by acquiring other domestic and non-U.S. cash equities and options trading arenas. The NYSE board discussed at length the benefits and drawbacks of pursuing several of these opportunities and agreed that, while the short-term focus of the NYSE should be on domestic opportunities, continued focus on international opportunities would be important. The NYSE board agreed that NYSE management should continue to explore these strategic alternatives.

On January 6, 2005, at a regularly scheduled meeting of the NYSE board of directors, NYSE management again discussed with the board a variety of strategic alternatives for the NYSE to expand the NYSE’s product array and enhance the NYSE’s business model. One of these possible strategic alternatives involved the acquisition of Archipelago. At the meeting, Mr. Thain informed the board that Archipelago had contacted the NYSE about exploring a possible strategic transaction. Mr. Thain noted that NYSE management would keep the board apprised of the progress of these discussions, as well as that of other possible strategic initiatives.

On January 10, 2005, Ms. Butte met with Nelson Chai, the chief financial officer of Archipelago, and Mr. Schwimmer, to discuss the possibility of a business combination between the two companies. At the conclusion, Ms. Butte and Mr. Chai indicated that they would bring back the matters discussed at this meeting to Mr. Thain and Gerald D. Putnam, the chairman of the board of directors and chief executive officer of Archipelago, respectively.

In mid-January 2005, Mr. Putnam called Mr. Thain to tell him that Archipelago would like to continue to discuss the possibility of a business combination between Archipelago and the NYSE and asked that they meet. Mr. Putnam emphasized that this meeting would be preliminary in nature and did not represent a decision to pursue a transaction.

On January 19, 2005, at a regularly scheduled meeting of the audit committee of the Archipelago board of directors, Archipelago management briefed the audit committee on the preliminary discussions with the NYSE. At the meeting, Mr. Chai indicated that Archipelago management would keep the board apprised of the progress of these discussions, as well as of other possible strategic initiatives.

On January 20, 2005, Mr. Thain met with Mr. Putnam. At that meeting, they discussed industry conditions and the general outlines of a possible transaction, but did not discuss specific price or other terms. At the conclusion of their meeting, Messrs. Thain and Putnam decided to explore further the possibility of a business combination transaction between the NYSE and Archipelago and, to that end, authorized Ms. Butte and Mr. Chai to undertake a joint preliminary analysis of the pro forma financial profile of an entity that would result from the potential combination of the NYSE and Archipelago.

Throughout January 2005, Goldman Sachs discussed with the NYSE and Archipelago that, in light of its relationships with both companies, it could not advise either one with respect to a possible transaction between the two companies. For a more detailed description of the relationships between the NYSE, Archipelago and Goldman Sachs, see “The Mergers—Certain Relationships and Related-Party Transactions—Relationships with Goldman Sachs.”

Mr. Thain, given his prior employment with Goldman Sachs, recused himself from any involvement in negotiating the terms of Goldman Sachs’ potential engagement in facilitating a possible transaction with Archipelago. That responsibility fell to other senior executives of the NYSE, subject to supervision by, and the ultimate approval of, John S. Reed, then the chairman of the NYSE board of directors.

On January 28, 2005, at a regularly scheduled meeting of the Archipelago board of directors, Archipelago management briefed the full board of directors on its exploration of a range of possible strategic transactions, including the preliminary discussions with the NYSE. Archipelago management also discussed with the directors the relationships that Goldman Sachs has with both Archipelago and the NYSE and the potential role, if any, that Goldman Sachs may play in facilitating the potential transaction with the NYSE.

Having considered the relationships that Goldman Sachs had with both Archipelago and the NYSE described above, the NYSE and Archipelago believed that Goldman Sachs could play a role in facilitating a possible transaction, as long as the parties agreed on appropriate limits regarding Goldman Sachs’ role. To that end, the NYSE and Archipelago asked Goldman Sachs to consider acting as a facilitator for the transaction, but on the understanding that Goldman Sachs would not act as financial advisor to either party, would not negotiate on behalf of either party and would not provide any opinions to either party as to the fairness of any potential transaction between the parties. NYSE and Archipelago also asked that Goldman Sachs would assist the NYSE and Archipelago in developing a joint preliminary analysis of the pro forma financial profile of the entity that would result from the potential combination of the NYSE and Archipelago. Goldman Sachs also held due diligence meetings to enable each company to learn more about the other, helped perform discounted cash flow analysis of profit, revenue and cost projections developed by each company and facilitated discussions between the parties. The NYSE and Archipelago indicated that they would confirm and acknowledge Goldman Sachs’ role as a facilitator, would waive any conflicts that could be posed by that role, and agreed that all written information shared by one party with Goldman Sachs would be shared by Goldman Sachs with the other. Finally, each of Archipelago and the NYSE agreed that it would retain its own financial advisor to advise as to the fairness of any potential transaction.

At the time of the discussions with Archipelago, the NYSE continued to review possible alternatives to the NYSE’s corporate structure and business model. Specifically, the NYSE had begun to consider whether it would be in the best interests of the NYSE and its constituents to operate as a not-for-profit entity or to adopt a for-profit corporate structure and business model. To that end, on February 3, 2005, the NYSE board of directors agreed that NYSE management should form a task force to continue studying the possibility of converting the NYSE from a not-for-profit corporation into a for-profit business corporation and the advantages and disadvantages of the conversion. NYSE management then organized a committee representing various of its constituencies to examine a potential conversion to for-profit status.

On February 3, 2005, NYSE management also briefed the NYSE board of directors on the status of its evaluation of possible strategic alternatives, including its preliminary discussions with Archipelago.

At a February 3, 2005 “town hall” meeting, Mr. Thain discussed with the NYSE members issues regarding the NYSE’s corporate structure, including the possibilities of converting the NYSE from a not-for-profit corporation into a for-profit corporation and becoming a public company. He indicated that he would appoint an advisory committee of members to help him evaluate these issues.

In early February 2005, Mr. Thain and Mr. Putnam discussed a potential transaction in which both the NYSE members and Archipelago stockholders would receive consideration comprised of equity of the entity that would result from the combination of the two companies. The parties discussed a range of potential exchange ratios for the merger consideration, where NYSE members would receive, in the aggregate, consideration comprised of between 60% and 75% of equity of the entity that would result from the combination of the two companies, and Archipelago stockholders would receive the remaining 40% to 25% of the equity. No agreement was reached with respect to a particular exchange ratio for the merger consideration, but the parties agreed to develop financial analyses and conduct mutual due diligence to explore further whether they could agree on an exchange ratio.

On February 10, 2005, the NYSE and Archipelago entered into a mutual confidentiality agreement. Concurrently, each of the NYSE and Archipelago separately entered into a letter agreement with Goldman Sachs, pursuant to which Goldman Sachs would assist both companies in exploring a potential strategic transaction with each other, including facilitating discussions between the parties, but would neither negotiate the financial terms of a possible transaction on either party’s behalf nor provide an opinion as to the fairness of any potential transaction to the NYSE or Archipelago. The NYSE and Archipelago waived any claim of conflict of interest with respect to the rendering of services by Goldman Sachs for both Archipelago and the NYSE in connection with the transaction. Under the terms of these letter agreements, the NYSE and Goldman Sachs, as well as Archipelago and Goldman Sachs, separately agreed to determine the fee that would be payable to Goldman Sachs in connection with its engagement at a later date, as discussed below. Finally, Goldman Sachs also signed separate confidentiality agreements with the NYSE and Archipelago.

On February 14, 16 and 17, 2005, representatives of the NYSE, Archipelago, Goldman Sachs, the NYSE’s outside counsel, Wachtell, Lipton, Rosen & Katz, and Archipelago’s outside counsel, Sullivan & Cromwell LLP, held preliminary due diligence meetings and telephone conferences with respect to each other’s business, legal, regulatory, technology and other matters.

On February 15, 2005, the NYSE announced to its members the formation of a committee to explore the possibility of converting the NYSE from a not-for-profit corporation into a for-profit business corporation. The NYSE announced that the advisory committee would consist of NYSE members, lessors of NYSE memberships, and customers of the NYSE, including Thomas S. Caldwell (lessor member); William J. Higgins (lessor member); Michael LaBranche (LaBranche & Co.); Bruce M. Lisman (Bear Stearns); Robert H. McCooey (Griswold Co., Inc.); Duncan L. Niederauer (Goldman Sachs); William R. Power (lessor member); Robert S. Shafir (Lehman Brothers); and Daniel W. Tandy (Prime Executions Inc.). The NYSE noted that input would also be sought from others and that an update regarding the work of the advisory committee would be provided to members at the April 7, 2005 meeting of NYSE members.

The advisory committee met on February 17, 2005 and March 22, 2005. At the February 17, 2005 meeting, Mr. Thain asked the committee to focus on the question of whether the NYSE should change from a not-for-profit company into a for-profit company, and explained that the committee was brought together to help understand the perspectives of the members of the NYSE community that would be most affected by such a change. In addition, members of the NYSE staff provided background information on the legal, regulatory and financial and accounting implications of a change to a for-profit status and becoming a public company. The committee participants discussed what they considered to be the major advantages and disadvantages of making such changes, including whether and how quickly NYSE could conduct a public offering its shares were it to become a for-profit entity.

From mid-February 2005 through mid-April 2005, Ms. Butte and Mr. Chai, with the assistance of Goldman Sachs, met in person and by telephone to continue work on the preliminary analysis of the pro forma financial impact of a potential combination between the NYSE and Archipelago. Throughout the same time period, Messrs. Thain and Putnam periodically reviewed and discussed these preliminary analyses.

At a special telephonic meeting on March 3, 2005, the Archipelago board of directors received an update from Archipelago management regarding its exploration of a range of possible strategic transactions, including possible transactions with the NYSE, Instinet Group Incorporated (“Instinet”) and another securities exchange. Goldman Sachs acted as financial advisor to Archipelago in connection with its exploration of a possible transaction with Instinet.

On March 10, 2005, NYSE management presented to Directors Marshall N. Carter, James S. McDonald, Robert B. Shapiro and Dennis Weatherstone the results of its ongoing strategic review that it had been conducting with the assistance of an outside consulting firm. NYSE management and the NYSE directors present at the meeting concluded that the NYSE needed to move away from its current not-for-profit status in order to compete in a consolidating and increasingly global market environment. As part of this presentation, NYSE management and directors again discussed possible transactions, including potential advantages of acquiring Archipelago.

During this period, Archipelago explored other strategic alternatives. In the latter half of March 2005, however, Archipelago management decided that pursuing a potential business combination transaction with the NYSE would be in the best interest of Archipelago. The management of Archipelago then decided that it would recommend this course of action to the Archipelago board of directors.

Throughout March 2005, Messrs. Thain and Putnam, other representatives of the NYSE and Archipelago, and representatives of Goldman Sachs, met periodically to review the preliminary analysis of the pro forma financial impact of a potential combination between the NYSE and Archipelago, discuss business due diligence matters and discuss the principal economic terms of a possible transaction between the two companies.

On March 22, 2005, the advisory committee conducted its second meeting, discussing further the issues that were identified at the first meeting, including the impact of a change to a for-profit status on reputation and image, on internal allocations and fees, on regulation and funding and on equity and trading rights.

In the course of this continuing dialogue, the parties revisited their discussion of a potential exchange ratio in early February 2005. After completing further due diligence and having reviewed a joint financial analysis of the entity that would result from the combination of the two companies, Messrs. Thain and Putnam preliminarily agreed to focus on a transaction and consideration structure in which the current members of the NYSE would receive, in the aggregate, consideration comprised of 70% of the equity in the combined entity and Archipelago stockholders would receive the remaining 30%. In late March 2005, William E. Ford, a director of Archipelago, also met with Mr. Thain to discuss the terms of a possible combination of the NYSE and Archipelago. On April 1, 2005, Archipelago, through Sullivan & Cromwell, delivered a draft of the merger agreement to the NYSE, through its legal counsel, for review and negotiation.

From April 1, 2005 through April 13, 2005, representatives of the NYSE and Wachtell Lipton reviewed and revised the initial draft merger agreement. At the same time, representatives of the NYSE, Archipelago, Wachtell Lipton and Sullivan & Cromwell conducted additional due diligence investigations with respect to each other’s business, legal, regulatory, technology and other matters.

Through early April 2005, Messrs. Thain and Putnam, other representatives of the NYSE and Archipelago, and representatives of Goldman Sachs, continued to discuss the principal economic terms of a possible transaction between the two companies in which the NYSE members would receive 70% of the equity in the combined entity and Archipelago stockholders would receive the remaining 30%. Neither the NYSE nor Archipelago sought to include a mechanism in the merger agreement that would adjust these percentages in the event that the price of NYSE memberships or Archipelago common stock changed between the announcement of the proposed mergers and the completion of the mergers. For example, Archipelago did not seek to have the Archipelago stockholders’ share of the combined company increase in the event that the Archipelago stock price decreased below, or failed to increase above, a specified dollar threshold, nor did the NYSE seek to have the NYSE members’ share of the combined company increase in the event that the Archipelago stock price increased above, or decreased below, a specified dollar threshold. Rather, each party agreed that the NYSE members, on the one hand, and Archipelago stockholders, on the other hand, would receive a fixed percentage of the combined entity and, as a result, would receive the benefits and assume the risks resulting from a change in the Archipelago stock price between the announcement of the proposed mergers and the completion of the mergers. In addition, the parties discussed that members of the NYSE would receive a cash payment at closing in an amount to be determined in subsequent negotiations, as well as that both the NYSE and Archipelago would be required to maintain a certain level of cash at the closing of any potential transaction. As a consequence and part of any such transaction, the NYSE would also have to take steps to reorganize its current corporate structure. Lastly, the parties discussed the governance structure of the combined entity, where current Archipelago directors would occupy a specified number of seats on the board of directors of the combined company and certain officers of Archipelago, including Mr. Putnam, would have a senior management role in the combined company. Throughout the same period, the parties also continued to discuss business diligence.

On April 7, 2005, during the regular annual meeting of the NYSE board of directors, Mr. Thain updated the NYSE board on its ongoing discussions with Archipelago regarding a potential transaction and discussed the potential benefits and risks of such a transaction. Mr. Thain then noted that he would provide detailed reports to the NYSE board in the near future regarding the potential transaction. Mr. Thain also noted that, if the NYSE proceeded to explore this potential transaction, the NYSE would need to engage the services of an investment bank to advise the NYSE board with respect to the valuation of the transaction. The consensus of the NYSE board was to explore the potential of a transaction and that the investment banking firm Lazard Frères & Co. LLC. (“Lazard”) would be an appropriate choice to act as its financial advisor and to advise it with respect to valuation. The NYSE board selected Lazard because of its expertise and reputation in investment banking and mergers and acquisitions and its independence with respect to the proposed transaction. In this last regard, although the NYSE has entered into various commercial arrangements with certain subsidiaries and affiliates of Lazard, Lazard has performed no previous financial advisory work for, nor previously received any fees from, the NYSE or Archipelago. The NYSE board of directors took into account that other investment banks otherwise qualified to act as financial advisor beneficially held multiple NYSE memberships, were listed on the NYSE, had current or past representation in NYSE governance, were more directly involved in greater trading activities on the NYSE either directly or through affiliates, and were more pervasively overseen by NYSE Regulation. Certain arrangements between the NYSE, Archipelago and Lazard, including their respective subsidiaries and affiliates, are further described under “The Mergers—Certain Relationships and Related-Party Transactions.”

On April 7, 2005, at the annual meeting of the NYSE members, among other things, Mr. Thain updated NYSE members on the activities of the advisory committee on for-profit status, noting that it had met twice, that discussions had been open and fruitful and that the committee would continue to examine the issues. In addition, Mr. Thain announced that the general consensus of the advisory committee was that the NYSE would benefit by becoming a for-profit entity.

On April 8, 2005, the NYSE engaged Lazard to act as its financial advisor, to assist in the evaluation of a potential transaction with Archipelago and to deliver an opinion to the NYSE board of directors as to whether the consideration to be received by the NYSE members in the proposed transaction was fair to such members from a financial point of view.

On April 11, 2005, Archipelago engaged investment banking firm Greenhill & Co., LLC (“Greenhill”) to provide advisory services and to render an opinion to the Archipelago board of directors as to the fairness, from a financial point of view, of the consideration to be received by the Archipelago stockholders in connection with the proposed transaction. The consensus of the Archipelago board was that Greenhill would be an appropriate choice to act as its financial advisor and to advise it with respect to valuation. The Archipelago board selected Greenhill because of Greenhill’s expertise and reputation in investment banking and mergers and acquisitions and its independence with respect to the proposed transaction. In this last regard, Greenhill has performed no previous financial advisory work for, nor previously received any fees from, the NYSE or Archipelago. Shares of common stock of Greenhill & Co., Inc., the parent company of Greenhill, are listed on the NYSE. In that regard, Greenhill & Co., Inc. has paid in the past, and currently pays, regular listing fees to the NYSE pursuant to a standard listing agreement. This relationship between NYSE and Greenhill is also described under “The Mergers—Certain Relationships and Related-Party Transactions.”

On April 11, 2005, at a special meeting of the Archipelago board of directors, Archipelago’s management updated the directors on the terms of the possible transaction with the NYSE. At the beginning of the meeting, representatives of Goldman Sachs informed the board about the history and status of discussions with the NYSE, but were not present for the remainder of this meeting. Also present at that meeting were representatives of Greenhill and Sullivan & Cromwell. At that meeting, Greenhill also discussed with the Archipelago directors the proposed schedule leading up to the possible signing of a definitive merger agreement with the NYSE. With respect to the proposed terms of a potential transaction with the NYSE, the Archipelago board discussed the number of seats on the board of directors of the combined company that Archipelago would have the right to designate, and whether Archipelago executives would be provided senior management positions in the combined company. In addition, the Archipelago board discussed the NYSE’s plan to achieve the financial results set forth in the pro forma financial profile that had been prepared jointly by Archipelago and the NYSE. Finally, the Archipelago board requested that a delegation of Archipelago directors meet with Mr. Thain to discuss these issues and others related to the potential combination with the NYSE. On April 12, 2005, three Archipelago directors—Richard C. Breeden, Mr. Ford and Robert G. Scott—met with Mr. Thain to discuss these issues.

On April 13, 2005, Ms. Butte met with representatives of Lazard for a discussion of the financial model and assumptions to be used in Lazard’s analysis of the pro forma financial impact of the potential combination between the NYSE and Archipelago. That same day, the NYSE, through Wachtell Lipton, delivered a revised draft of the merger agreement to Archipelago, through Sullivan & Cromwell, for review and negotiation.

On April 13, 2005, the Archipelago board of directors held a special telephonic meeting to receive an update from Archipelago management, and from representatives of Greenhill and Sullivan & Cromwell, on the progress of the negotiation of the merger agreement and related documentation.

From April 13 through April 20, 2005, representatives of the NYSE and Archipelago continued to negotiate terms of the draft merger agreement and related documents, including the support and lock-up agreements with certain Archipelago stockholders. At the same time, representatives of the NYSE, Archipelago, Lazard, Greenhill, Wachtell Lipton and Sullivan & Cromwell continued their due diligence investigations, and held due diligence meetings and telephone conferences, with respect to each other’s business, legal, regulatory, technology and other matters.

On April 14, 2005, the NYSE engaged PricewaterhouseCoopers LLP to provide transaction advisory services and to perform certain procedures in connection with the proposed merger.

On April 15, 2005, the NYSE board of directors met in a special meeting to receive additional information regarding the ongoing discussions with respect to a potential transaction with Archipelago. Senior members of the NYSE management team and Wachtell Lipton, as well as the proposed independent counsel to the board, O’Melveny & Myers LLP also attended. The NYSE board reviewed with management and Wachtell Lipton various aspects of the proposed transaction, including the potential terms of the proposed transaction from the point of view of the NYSE members, the proposed management team and business strategy of the combined company if the proposed transaction were completed, the proposed support and lock-up agreements that would be sought from Mr. Putnam and Archipelago’s two largest stockholders—General Atlantic and Goldman Sachs Group—and a potential corporate structure that might be appropriate if the proposed combination took effect, including the proper role, status and governance of NYSE Regulation. The NYSE board then approved the engagement of O’Melveny & Myers as independent counsel to the board, to advise the board regarding its fiduciary duties and responsibilities during its consideration of the potential transaction. The chairman also informed the board that the NYSE had engaged Lazard as its financial advisor to review and value the proposed transaction and render an opinion as to the fairness of the consideration to be received by the NYSE members in the transaction. For a description of this fairness opinion, see “The Mergers—Opinion of the NYSE’s Financial Advisor.”

On April 15, 2005, the NYSE and Archipelago amended their respective letter agreements with Goldman Sachs entered into in February 2005 and described above—pursuant to which Goldman Sachs agreed to assist both companies in exploring a potential strategic transaction with each other—to agree on the fees that each company would pay to Goldman Sachs in connection with its engagement. As with the preliminary agreement between Goldman Sachs and the NYSE, the amendment to the letter agreement between Goldman Sachs and the NYSE was negotiated and entered into under the supervision of the chairman of the NYSE board of directors, who was then Marshall N. Carter. Each of the NYSE and Archipelago agreed to pay Goldman Sachs a transaction fee of $3.5 million in cash upon consummation of a transaction or, in the event the transaction is terminated or not consummated, a transaction fee to be mutually agreed upon between the NYSE or Archipelago, respectively, and Goldman Sachs. Each of the NYSE and Archipelago also agreed to reimburse Goldman Sachs periodically (upon request, and upon consummation of the transaction or upon termination of services) for one- half of Goldman Sachs’ reasonable out-of-pocket expenses, including the fees and disbursements of attorneys, plus any sales, use or similar taxes. The remaining terms of the separate letter agreements remained unaffected and as described above.

On April 15, 2005, Ms. Butte and Mr. Chai held a telephonic meeting with representatives of Lazard, Greenhill and Goldman Sachs to discuss the financial model and assumptions to be used in the analysis of the pro forma financial impact of the potential combination.

On April 18, 2005, the Archipelago board of directors held a special meeting at which it considered the progress of the negotiations of a possible transaction with the NYSE. At the beginning of the meeting, representatives of Goldman Sachs informed the board about the progress of discussions with the NYSE but were not present for the remainder of this meeting. The Archipelago board then received presentations from Archipelago’s management, Greenhill and Sullivan & Cromwell on the status of the major outstanding issues in the merger agreement and related documents and the overall progress of the transaction. The Archipelago board was informed that the NYSE had agreed that Archipelago would have the right to designate three members of the board of directors of the combined company (which designees would be agreed upon by the NYSE and would satisfy the director independence requirements of the NYSE), and that NYSE management had agreed that Mr. Putnam would be a president and co-chief operating officer in charge of, among other things, electronic platform, options and new products, and that he would be a direct report to the chief executive officer of the combined company. The Archipelago board was also advised that NYSE management had agreed that Mr. Chai, the chief financial officer of Archipelago, and Kevin J.P. O’Hara, the chief administrative officer, general counsel and corporate secretary of Archipelago, would be, respectively, the chief financial officer and co-general counsel of the combined company, and that other members of Archipelago’s senior management team also would be employed in appropriate positions. The Archipelago board also received a report on a merger planning committee that would be formed to plan for integrating the operations of the NYSE and Archipelago after closing. The Archipelago board also received an update from Sullivan & Cromwell on the negotiations of the draft merger agreement and related documentation, including with respect to the circumstances in which the Archipelago board could consider alternative transactions that it may regard as superior to the NYSE transaction and the support and lock-up agreements that the NYSE had requested from certain major Archipelago stockholders to support the transaction with the NYSE.

On April 18, 2005 and April 19, 2005, the NYSE board of directors held special meetings to deliberate further on the proposed transaction, with representatives of senior management and the NYSE’s financial and legal advisors, as well as the board’s independent counsel, also present. At the April 18, 2005 meeting, the board’s independent counsel discussed in detail the board’s fiduciary duties and responsibilities, best practices with respect to due diligence and the standards that the board should consider in evaluating the proposed transaction. Representatives from Lazard presented a financial analysis of the proposed transaction, summarized the current industry landscape and the outlook for securities exchanges generally, including competitive trends, the impact of globalization and potential for future consolidation, reviewed Archipelago’s business model and financial statements, and responded to comments and questions from members of the board. During its discussion, the NYSE board noted the importance of keeping in step with emerging industry trends and recognized the potential strategic advantages of acquiring Archipelago’s electronic trading platform, including an enhanced capacity to expand existing products and services such as trading fixed income instruments and to expand into new products and services such as trading options. The NYSE board also discussed the uncertainties and risks associated with the proposed transaction, including the challenges that would be encountered in combining the cultures and the operations of the NYSE and Archipelago and in addressing the different resiliency of Archipelago’s trading platform. The NYSE’s independent auditor, PricewaterhouseCoopers LLP, reported on its review of Archipelago’s accounting practices and its financial statements and data. The NYSE board discussed the potential financial benefits that the proposed transaction might deliver to the NYSE members. The board also continued its discussion from its April 15, 2005 meeting regarding the proposed corporate, regulatory and governance structure of the entities that would result from the proposed transaction, including the status of NYSE Regulation and the regulatory approvals that would be required to consummate the proposed transaction and the composition of the board of directors of the combined entity. The NYSE board also reviewed the status of negotiations with Archipelago. At its meeting on April 19, 2005, the board also conducted an extensive executive session.

At the April 19, 2005 meeting, the NYSE board of directors received a number of presentations and responses from management which covered legal, financial and operational matters, including information in response to questions previously raised by NYSE directors. At that meeting, representatives of Wachtell Lipton updated the NYSE board of directors on the status of negotiations with Archipelago and reviewed with it the key provisions of the draft merger agreement being negotiated to effect the proposed transaction with Archipelago, including the consideration that would be received by NYSE members and Archipelago stockholders in the proposed transaction, the conditions that must be fulfilled for the transaction to be consummated, the proposed transfer restrictions that would be imposed on shares of stock of the combined company that NYSE members and certain Archipelago stockholders would receive as consideration in the proposed transaction, and the circumstances in which the NYSE board of directors could consider alternative transactions that it may regard as superior to the proposed transaction. The NYSE board was also informed that the proposed agreement contained a termination fee of $30 million and expense reimbursement of up to $10 million, payable by either party to the other in the event that the party terminated the merger agreement to accept an alternative proposal that its board deemed superior for the NYSE members (in the case of the NYSE) or the Archipelago stockholders (in the case of Archipelago) after consulting with its financial and legal advisors, and under certain other circumstances. The NYSE board then discussed at length the strategic aspects, the advantages and the risks of the proposed transaction to the NYSE, including the manner in which it would further the NYSE’s purposes. The NYSE board considered the financial strength of the combined company and the amount of equity that it would need to achieve its objectives and ensure its viability and competitiveness of the NYSE going forward. The board also discussed the benefits that the proposed transaction would provide to NYSE members, the challenges that would be encountered in combining the cultures and the operations of the NYSE and Archipelago, technological aspects of Archipelago’s trading platform, the legal structure of the combined entity and its relationship to NYSE Regulation, and the possible allocation to NYSE employees of up to 3.5% of the stock of the combined entity as part of an equity incentive program. Representatives from Lazard then presented updated financial analyses of the proposed transaction and indicated that, as of the date of the meeting, Lazard was prepared to deliver an opinion that the consideration to be received by NYSE members in the proposed mergers was fair to the NYSE members from a financial point of view. The NYSE board also reviewed and considered, with the NYSE’s financial and legal advisors, the factors described under “The NYSE’s Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors,” as well as regulatory approval risks, the process of SEC review of the proposed transaction and risks, such as non-consummation or failure of integration, in connection with the proposed transaction. The NYSE board conducted an executive session to discuss further the potential advantages and disadvantages of a transaction with Archipelago and its proposed terms. On April 19, 2005, Mr. Thain met with Mr. Ford. At that meeting, they discussed the general terms of a possible transaction between the NYSE and Archipelago.

On April 20, 2005, the Archipelago board of directors held a special meeting to consider the proposed transaction with the NYSE. Greenhill, as Archipelago’s financial advisor, presented a financial overview of the proposed transaction with the NYSE and rendered its oral opinion to the Archipelago board of directors, subsequently confirmed in writing, that, as of April 20, 2005 and based upon and subject to the limitations and assumptions stated in its opinion, the merger consideration to be received by the Archipelago stockholders (other than Goldman Sachs, Lazard or their respective affiliates to the extent that they are Archipelago stockholders) was fair, from a financial point of view, to the Archipelago stockholders (other than Goldman Sachs, Lazard or their respective affiliates to the extent that they are Archipelago stockholders). Greenhill’s opinion is further described under “The Mergers—Opinion of Archipelago’s Financial Advisor.” The Archipelago board of directors also received presentations from Archipelago management and Sullivan & Cromwell on the terms of the draft merger agreement and related documentation. The board was informed about provisions in the draft merger agreement, including that a termination fee of $30 million and expense reimbursement of up to $10 million are payable by either party to the other in the event that the party terminated the merger agreement to accept an alternative proposal that its board deemed superior for Archipelago’s stockholders (in the case of Archipelago) or the NYSE members (in the case of the NYSE) after consulting with its financial and legal advisors, and under certain other circumstances. Following deliberations, the Archipelago board of directors unanimously approved the proposed merger with the NYSE on the terms set forth in the draft merger agreement, approved, adopted and declared advisable the merger agreement and resolved to recommend that Archipelago’s stockholders vote in favor of the adoption of the merger agreement and the transaction with the NYSE. The board then authorized management to finalize the merger agreement consistent with its instructions.

On April 20, 2005, the NYSE board of directors held another special meeting to discuss the proposed transaction. At this meeting, the NYSE board of directors received presentations from NYSE management and Wachtell Lipton on the terms of the draft merger agreement and the support and lock-up agreements. In addition, representatives from Lazard orally confirmed Lazard’s opinion, which was subsequently confirmed in writing, that as of April 20, 2005, and based upon and subject to the assumptions, conditions, limitations and other matters set forth in its opinion, the consideration to be received by NYSE members in the proposed mergers was fair to the NYSE members from a financial point of view. Following deliberations and reviewing all aspects of the proposed transaction that it deemed relevant (for a description of these aspects, see “The NYSE’s Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors”), the NYSE board of directors determined, by unanimous vote, that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to and in the best interest of the NYSE and its members, approved and adopted the merger agreement, and authorized management to enter into the merger agreement and the support and lock-up agreements.

Effective as of April 20, 2005, each of the NYSE and Archipelago executed the merger agreement, and the NYSE and certain investment entities affiliated with General Atlantic, Goldman Sachs Group and Gerald D. Putnam (each as Archipelago stockholders) executed the three support and lock-up agreements. On the afternoon of April 20, 2005, the NYSE and Archipelago issued a joint press release announcing the transaction.

On April 20, 2005, Archipelago engaged Ernst & Young LLP to provide transaction advisory services and to perform certain procedures in connection with the proposed merger. In connection with the engagement, the NYSE agreed to waive any claim of conflict of interest against Ernst & Young LLP.

The merger agreement, dated as of April 20, 2005, did not provide the NYSE members with the cash election or the stock election described in this document. In addition, under that version of the merger agreement, as well as under the April 20, 2005 support and lock-up agreements with the investment entities affiliated with General Atlantic and Goldman Sachs Group, the transfer restrictions that would be imposed on shares of NYSE Group common stock issued to the NYSE members and the investment entities affiliated with General Atlantic and Goldman Sachs Group would expire in three equal installments on the third, fourth and fifth anniversaries of the completion of the mergers, unless the NYSE Group board, in its discretion, removed these transfer restrictions, in whole or in part, on an earlier date. The April 20, 2005 support and lock-up agreement with the investment entities affiliated with General Atlantic also provided that, if the NYSE Group board did not remove the transfer restrictions from any shares of NYSE Group common stock on or prior to the first anniversary of the mergers, then General Atlantic could require the NYSE Group board, on one occasion between the first and second anniversaries of the mergers, to remove the transfer restrictions from up to one-third of the shares of NYSE Group common stock that General Atlantic received in the Archipelago merger. Furthermore, under the April 20, 2005 support and lock-up agreement, if, on or prior to the second anniversary of the mergers, the NYSE

Group board had not on at least two occasions removed the transfer restrictions from any shares of NYSE Group common stock, then General Atlantic could require the NYSE Group board, on one occasion between the second and the third anniversaries of the mergers, to remove the transfer restrictions from up to two-thirds of the shares of NYSE Group common stock that General Atlantic received in the Archipelago merger. If General Atlantic exercised this demand right, the transfer restrictions would be removed from a proportionate number of shares of NYSE Group common stock held by the former NYSE members and by Goldman Sachs Group.

On July 20, 2005, the merger agreement was amended and restated to, among other things, provide for the cash election and stock election to the NYSE members, shorten the duration of transfer restrictions applicable to the shares of NYSE Group common stock received by the NYSE members in the mergers so that they expire in three equal installments on the first, second and third anniversaries of the completion of the mergers, and provide for the applicable subsidiaries of the NYSE and Archipelago to become parties to the merger agreement. On the same date, the support and lock-up agreements were amended and restated to evidence the continued obligations of the parties under those agreements even though the merger agreement had been amended and restated. In addition, the amended and restated support and lock-up agreements applicable to the investment entities affiliated with General Atlantic and Goldman Sachs Group clarified that the transfer restrictions that would apply to the NYSE Group common stock received by those entities would expire in three equal installments on the first, second and third anniversaries of the completion of the mergers. Furthermore, because the transfer restrictions would expire on the first, second and third anniversaries of the completion of the mergers, the amended and restated support and lock-up agreement with the entities affiliated with General Atlantic eliminated General Atlantic’s right to demand an early removal of the transfer restrictions imposed on its shares of NYSE Group common stock. For a description of the merger agreement and the support and lock-up agreements, see “The Merger Agreement” and “The Support and Lock-Up Agreements,” respectively.

On June 30, 2005, representatives of an investor group including Bain Capital, the Blackstone Group and Texas Pacific Group approached Mr. Thain to inquire whether the NYSE would be interested in engaging in a possible transaction with them, pursuant to which the investor group would provide capital to the NYSE in exchange for some or all of the NYSE memberships. The investor group, however, did not make any offer to engage in a transaction or provide Mr. Thain with information regarding the price at which NYSE memberships would be acquired. Mr. Thain informed the investor group, among other things, that the NYSE is not for sale, did not need any private equity, and that it was unlikely that an acquisition of all of the equity of the NYSE by one or a few private equity firms would be approved by regulators. Mr. Thain subsequently informed the NYSE board of directors of his conversation with Bain Capital, Blackstone Group and Texas Pacific Group. After the June 30, 2005 meeting, none of Bain Capital, Blackstone Group or Texas Pacific Group has proposed any transaction to Mr. Thain or the NYSE.

On October 20, 2005, the merger agreement was further amended so that shares of mandatorily redeemable preferred stock of NYSE Merger Corporation Sub (rather than cash) would be issued in the NYSE corporation merger. Under the merger agreement, these shares of preferred stock would automatically be redeemed three hours after their issuance for $300,000 per share. Although the amendment modified the corporate mechanics by which NYSE members would receive cash in the mergers, the amendment did not affect the amount of cash or number of shares of NYSE Group common stock that any NYSE member would receive in the mergers. The reason for structuring the cash component of the consideration in this manner is to provide certain NYSE members that are not U.S. persons with deferral of certain non-U.S. income tax on their receipt of shares of NYSE Group common stock in the mergers.

On November 2, 2005, the merger agreement was further amended to reduce by 20% each of the NYSE’s and Archipelago’s required amount of net cash for purposes of the closing conditions of the mergers, and for purposes of the payment of any permitted dividend. Specifically, prior to the amendment, Archipelago’s obligation to complete the mergers was subject to the NYSE’s possession of at least $350 million of net cash at closing, and the NYSE’s obligation to complete the mergers was subject to Archipelago’s possession of at least $150 million of net cash at closing. After the amendment, the NYSE and Archipelago are required only to have at least $280 million and $120 million, respectively, of net cash at closing. See “The Merger Agreement—Condition to Completion of the Mergers.” By reducing the minimum net cash required of the NYSE and Archipelago, the merger agreement amendment will permit the NYSE or Archipelago, as applicable, to increase the amount of its permitted dividend. See “The Merger Agreement—Permitted Dividends.” The parties agreed to reduce the minimum amount of net cash required of each party because, on July 22, 2005, Archipelago and PCX Holdings amended the Archipelago-PCX Holdings merger agreement so that all of the consideration paid to the PCX Holdings stockholders in the merger would be paid in the form of cash (rather than part cash and part stock). In addition, under the terms of the merger agreement between Archipelago and PCX Holdings, the consideration payable to PCX Holdings was based in part on the market price of Archipelago common stock during a period immediately prior to the date of the completion of Archipelago’s acquisition of PCX Holdings, and the market price of Archipelago common stock during this period was significantly higher than it was prior to the execution of the original NYSE-Archipelago merger agreement in April 20, 2005. See “Information About Archipelago—Recent Developments—Acquisition of PCX Holdings.”

The NYSE’s Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors

On April 20, 2005, the NYSE board of directors determined, by unanimous vote, that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of the NYSE and its members and approved and adopted the merger agreement. The NYSE board of directors unanimously recommends that NYSE members vote “FOR” the approval and adoption of the merger agreement at the NYSE special meeting of members.

In approving the merger agreement, the NYSE board of directors considered a number of factors, including the ones discussed in the following paragraphs. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the NYSE board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The NYSE board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the NYSE’s reasons for the proposed merger with Archipelago and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

In reaching its decision, the NYSE board of directors consulted with NYSE management with respect to strategic, operational and regulatory matters, as well as with its outside legal counsel and financial advisors and the board’s special counsel.

Financial Terms; Continued Interest in the Combined Company. The NYSE board of directors noted that 70% of the shares of the combined company, NYSE Group, would be allocated to the NYSE members and its employees. As to employees, it noted that the NYSE was entitled to grant, or reserve for future grant, up to 5% of these shares (or 3.5% of the total outstanding NYSE Group common stock) to NYSE employees, with these grants to be on terms and conditions determined by the NYSE. The remainder of the shares would be issued to the NYSE members in the mergers. The NYSE board of directors specifically understood that, because NYSE members would receive a fixed percentage of the combined company, the value of the equity consideration payable to the NYSE members in the mergers could change between the signing of the merger agreement and the completion of the mergers as a result of, among other things: (1) a change in the value of the assets and liabilities of the NYSE and Archipelago, (2) the amount of cost savings achieved by the NYSE and Archipelago, and (3) the amount of revenue synergies and cost savings obtainable as a result of the mergers. The NYSE board of directors believed, and continues to believe, that the potential benefits of the combination of the NYSE and Archipelago are substantial and that the terms of the merger agreement, including the fixed exchange ratio, are advisable, fair to and in the best interests of the NYSE and its members. The NYSE board of directors also believes that the increase in price of NYSE memberships and Archipelago common stock since the announcement of the mergers reflects market approval of the mergers, and the value of the NYSE Group common stock that the NYSE members will receive in the mergers (which the NYSE board believes will be substantially in excess of the sales prices of NYSE memberships prior the announcement of the proposed mergers). In this regard, the NYSE board of directors considered the information presented by, and the opinion of, Lazard Frères & Co. LLC, the NYSE’s financial advisor. See “The Mergers—Opinion of the NYSE’s Financial Advisor.”

Opportunity to Participate in a Stronger Combined Company After the Mergers. Because NYSE members and employees would own 70% of the outstanding capital stock of NYSE Group, on a diluted basis, upon completion of the mergers, NYSE members would have the opportunity to participate in the future performance of the combined company. In this regard, the NYSE board of directors noted that:

•	the transaction would combine the world’s largest equities market, possessing one of the most recognizable brand names, with the first open, all-electronic stock market in the United States, thereby creating a strong, dynamic and innovative enterprise that would be capable of meeting the demands of investors, traders and issuers throughout the world;

•	the transaction would combine an auction market with all-electronic trading functionality, offering traders and investors a choice between physically-convened and electronically-convened trading;

•	the combined company would be a preeminent global marketplace, well suited to compete with other public exchanges worldwide and expand its reach to compete with global players such as the London Stock Exchange plc, Euronext N.V. and the Deutsche Börse Group;

•	the transaction would combine the NYSE’s strong reputation, long history and established brand with Archipelago’s culture of technological innovation, customer and stockholder focus, and growth;

•	the combined company would be led by a strong, experienced management team, including senior management of Archipelago, which would assist in introducing a for-profit culture in the combined company;

•	the transaction would improve each company’s ability to offer its customers deep liquidity, low transaction costs, and best bid and offer prices;

•	the transaction would combine the NYSE’s leadership in trading listed equity securities with Archipelago’s strong position in trading Nasdaq-listed securities and exchange-traded funds, and Archipelago’s electronic platform that would permit the combined company to trade options (particularly in light of Archipelago’s pending acquisition of PCX Holdings) and other derivatives, which would create a diversified business model for the combined company;

•	the combined company would be able to compete in the listing of smaller companies that do not meet the NYSE’s listing standards;

•	the combined company would be able to offer customers extended trading hours and provide expanded opportunities for international listings and for competing more effectively with non-U.S. securities exchanges;

•	the combined company would provide an attractive alternative to investors, traders and issuers by offering the highest levels of market quality and service through a stronger and broader platform for trading equities, options and other derivatives, a promise of innovation, greater choice, new and differentiated opportunities and the highest standards of integrity, transparency and disclosure;

•	the combined company would be better able to develop new market data products;

•	the combined company would have an enhanced ability to compete both domestically and internationally with other securities exchanges, many of which have demutualized and become for-profit, public entities;

•	in addition to creating a leading player in global markets, the merger would provide for significant opportunities for cost saving by eliminating duplicative activities and realizing synergies between the business of Archipelago and the NYSE, while at the same time realizing significant revenue growth opportunities, thereby driving meaningful and long-term stockholder value (NYSE and Archipelago managements expect that the combined entity will achieve stand-alone cost savings and cost synergies from the mergers of approximately $100.0 million in 2005 and 2006, combined, and an additional $100.0 million in 2007, as compared to the 2005 budgets for the NYSE and Archipelago on a stand-alone basis);

•	the combined company would have a strong balance sheet and the ability to generate substantial cash flow to finance future expansion as well as to invest in improving and adding new technology, services and products for customers;

•	the separation of NYSE Regulation from the for-profit entities of NYSE Group and NYSE Regulation’s continued status as a not-for-profit entity would help to enable NYSE Group and its subsidiaries to maintain their regulatory standards and comply with their obligations as SROs (For a discussion of the planned separation of NYSE Regulation from the for-profit entities of NYSE Group, see “NYSE Regulation—Structure, Organization and Governance of NYSE Regulation”);

•	with the exception of NYSE Regulation, the combined company would be a for-profit entity, rather than a not-for-profit entity, which would increase its capability to invest in its growth both internally and through acquisitions, and increase its focus on efficiency and cost reduction;

•	as a public, listed company, NYSE Group would have improved access to capital, and the ability to engage in future transactions using its stock as acquisition currency; and

•	the transaction would advance the NYSE’s vision of becoming a one-stop marketplace for investors, traders and issuers worldwide.

For a discussion of NYSE Group’s strategy for taking advantages of these strengths of the combined company after the mergers, see “Information About NYSE Group—Strategy.”

Alternatives to the Mergers and Advantages of a Combination with Archipelago. The NYSE board of directors considered a number of strategic alternatives available to the NYSE, including:

•	remaining a not-for-profit entity;

•	converting into a for-profit entity (both with and without becoming a public company);

•	pursuing one or more acquisitions of other U.S. or non-U.S. exchanges;

•	exploring alliances and joint ventures with other entities; and

•	developing its own fully electronic exchange similar to the exchange operated by Archipelago.

After discussing these strategic alternatives (see “The Mergers—Background of the Mergers”) and comparing these strategic alternatives to the proposed mergers leading to a combination with Archipelago, the NYSE board of directors concluded, based on its familiarity with the securities trading markets and general industry, economic and market conditions, both historical and prospective, and based on presentations by NYSE management and legal and financial advisors, that the merger agreement represented the most desirable strategic alternative available at this time for the NYSE. In reaching this conclusion, the NYSE board of directors reviewed and took into consideration:

•	the information concerning the NYSE’s and Archipelago’s businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management;

•	the current and prospective economic and competitive environment facing the securities industry and the NYSE in particular, including the anticipated consolidation in the industry and the competitive effects of this consolidation on the NYSE;

•	the historical market prices, volatility and trading information with respect to NYSE memberships and Archipelago common stock;

•	the risks and uncertainties associated with the strategic alternatives available to the NYSE, including the rapid technological and regulatory changes being confronted by the financial services industry and the risks and challenges associated with these changes;

•	the strong strategic fit between the NYSE Hybrid MarketSM initiative and Archipelago’s electronic trading capability and Archipelago’s strength in the over-the-counter and exchange-traded funds markets and its potential to expand into options and other derivatives markets;

•	the NYSE’s likely inability to overcome the lead in time and trading paradigm that it had conceded to its competitors in the electronic trading of exchange-traded funds and options;

•	the appropriate alternative structures for the regulatory functions of the NYSE;

•	the material terms of the merger agreement and the support agreements and lock-up agreements (see “The Merger Agreement” and “Support and Lock-Up Agreements”), including the nature and scope of the closing conditions and the ability of the NYSE board of directors to terminate the merger agreement with Archipelago to pursue an alternative proposal that it deems superior for NYSE members; and

•	the view of the board of directors that the satisfaction of the conditions to completion of the mergers was probable within a reasonable period of time.

Opinion of Financial Advisor. Lazard Frères & Co. LLC, the NYSE’s financial advisor, made presentations to the NYSE board of directors concerning financial aspects of the proposed mergers and the various strategic alternatives available to the NYSE, and delivered its oral opinion, later confirmed in writing, that as of the date of that opinion, based upon and subject to the assumptions, conditions, limitations and other matters set forth in its opinion, the consideration to be received by NYSE members in the mergers was fair to the NYSE members from a financial point of view (see “The Mergers—Opinion of the NYSE’s Financial Advisor”).

Tax-Free Treatment. It is anticipated that the portion of the consideration to be received by the NYSE members in the mergers in the form of shares of NYSE Group common stock will be tax-free to the NYSE members for U.S. federal income tax purposes, although the NYSE board of directors was also mindful of the fact that any merger consideration received by the NYSE members in the form of cash generally would be taxable for U.S. federal income tax purposes (see “The Mergers—Material U.S. Federal Income Tax Consequences” and “Risk Factors—The U.S. federal income tax consequences of any permitted dividend that may be paid by the NYSE or by Archipelago and the U.S. federal income tax consequences of the NYSE mergers to U.S. holders who receive a combination of NYSE Group common stock and cash are subject to some degree of uncertainty.”).

Lock-Up of NYSE Group Common Stock. The NYSE board of directors also explored whether the NYSE Group common stock issued to the NYSE members and certain Archipelago stockholders in the mergers should be subject to transfer restrictions that would expire in three equal installments on the third, fourth and fifth anniversaries of the mergers (which has been subsequently amended to the first, second and third, respectively, anniversaries of the mergers), unless the NYSE Group board of directors determined to remove these transfer restrictions, in whole or in part, on an earlier date. The NYSE board of directors believed that these transfer restrictions were necessary to prevent an immediate and uncontrolled distribution of NYSE Group common stock after completion of the mergers, which could cause a substantial decline in the stock price. The NYSE board of directors believed that such a decline, in addition to adversely affecting the NYSE Group stockholders, could impair the ability of NYSE Group to use its stock for future acquisitions and other purposes. The NYSE board of directors therefore believed that a controlled and orderly removal of these transfer restrictions would benefit

NYSE Group and all of its stockholders, including those who were NYSE members immediately prior to the mergers. In considering these transfer restrictions, the NYSE board of directors also noted that the NYSE Group common stock issued in the mergers to investment entities affiliated with General Atlantic and Goldman Sachs Group, the two largest Archipelago stockholders, would be subject to similar transfer restriction provisions. For a description of these transfer restrictions, see “The Merger Agreement—Post-Closing Transfer Restrictions on NYSE Group Common Stock” and “Support and Lock-up Agreements.” The NYSE board of directors believed that it was not necessary to impose transfer restrictions on the NYSE Group common stock issued in the mergers to the remaining Archipelago stockholders (which, together, hold approximately 60% of the outstanding Archipelago common stock) because their shares of Archipelago common stock were already generally freely transferable and an orderly market in such freely tradeable shares already existed.

Reservation of NYSE Group Common Stock to NYSE Employees. The NYSE board of directors also noted that the merger agreement provided the NYSE with the flexibility to grant, or reserve for future grant, up to 3.5% of the total outstanding shares of NYSE Group to current NYSE employees. The NYSE board of directors believed that equity-based awards of NYSE Group common stock should be issued (or reserved for issuance) to current NYSE employees in order to provide them with incentives to continue to provide effective services to the combined company after the mergers and to align employee interests with shareholder interests.

The NYSE board of directors also considered the following potentially negative factors associated with the mergers:

•	the possibility that regulatory or governmental authorities might seek to impose conditions on or otherwise prevent or delay the merger, including the risk that they might require NYSE Regulation to be completely separated from the combined company;

•	the risks and costs to the NYSE if the mergers are not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

•	the risk that the potential benefits of the mergers may not be fully or partially realized, recognizing the many potential management and regulatory challenges associated with successfully combining the businesses of the NYSE and Archipelago;

•	the risk that Archipelago’s pending acquisition of PCX Holdings would not be completed and, if completed, the risks and challenges with integrating the operations and businesses of PCX Holdings;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters, and potential disruption associated with the mergers and integrating the companies;

•	the risk that certain members of NYSE senior management or Archipelago senior management who have been selected to hold senior management positions in the combined company might not choose to remain with the combined company;

•	the potential challenges and difficulties relating to integrating the operations of the NYSE and Archipelago;

•	the restrictions on the conduct of the NYSE’s business prior to the completion of the mergers, requiring the NYSE to conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent the NYSE from undertaking business opportunities that may arise pending completion of the mergers;

•	the requirement that the NYSE submit the merger agreement to its members for approval in certain circumstances, even if the NYSE board of directors withdraws its recommendation, which could delay or prevent the NYSE’s ability to pursue alternative proposals if one were to become available;

•	the risk that either the NYSE members or the Archipelago stockholders may fail to approve the mergers;

•	the requirement that each of the NYSE and Archipelago pay to the other party a termination fee and expense reimbursement of up to $40 million in the aggregate if the merger agreement were to be terminated and if, during specified periods thereafter, the NYSE or Archipelago were to enter into an agreement for a superior transaction or for an alternative transaction involving the acquisition of either party by a third party, or if either party consummates a merger or other business combination with a third party (see “The Merger Agreement—Termination”);

•	the risk that because the exchange ratio for the stock portion of the consideration to be paid in aggregate to the NYSE members is fixed and any election to receive cash consideration is subject to proration, the value of the merger consideration to NYSE members receiving NYSE Group common stock in the mergers could fluctuate;

•	that some officers and directors of the NYSE have interests in the mergers as individuals in addition to, and that may be different from, the interests of NYSE members (see “The Mergers—Interests of Officers and Directors in the Mergers”);

•	the fees and expenses associated with completing the transaction; and

•	various other risks associated with the mergers and the business of the NYSE, Archipelago and the combined company described under “Risk Factors.”

The NYSE board of directors believed and continues to believe that these potential risks and drawbacks are greatly outweighed by the potential benefits that the NYSE board expects the NYSE and its members to achieve as a result of the proposed mergers.

In considering the proposed mergers, the NYSE board of directors was, and is, aware of the interests of certain officers and directors of, and advisors to, the NYSE and its board in the mergers, as described under “The Mergers—Interests of Officers and Directors in the Merger” and “The Mergers—Certain Relationships and Related-Party Transactions.”

The foregoing discussion addresses the material information and factors that the NYSE board of directors reviewed in its consideration of the mergers. The NYSE board, with its independent counsel present, conducted numerous discussions of the factors discussed above, including asking questions of NYSE management and the NYSE’s financial and legal advisors (as well as the board’s legal advisors). In view of the variety of factors and the amount of information considered, the NYSE board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, the NYSE board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any individual factor, was favorable or unfavorable to its ultimate determination. The NYSE board made its determination after considering all of the factors as a whole, and individual members of the board may have given different weights to different factors.

Archipelago’s Reasons for the Mergers; Recommendation of the Mergers by the Archipelago Board of Directors

On April 20, 2005, the Archipelago board of directors determined, by unanimous vote, that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Archipelago and its stockholders, approved the merger with the NYSE and the other transactions contemplated by the merger agreement, and approved and adopted the merger agreement. The Archipelago board of directors unanimously recommends that Archipelago stockholders vote FOR the approval and adoption of the merger agreement at the Archipelago special meeting of stockholders.

In approving the merger agreement, the Archipelago board of directors considered a number of factors, including the ones discussed in the following paragraphs. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the Archipelago board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Archipelago board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Archipelago’s reasons for the proposed merger with the NYSE and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

In reaching its decision, the Archipelago board consulted with Archipelago’s management with respect to strategic, operational and regulatory matters and was advised by Sullivan & Cromwell, Archipelago’s legal counsel, with respect to the merger agreement and the transactions contemplated by the merger agreement. Archipelago also engaged investment banking firm Greenhill to provide advisory services and to render an opinion to the Archipelago board of directors as to the fairness, from a financial point of view, of the consideration to be received by the Archipelago stockholders in connection with the merger.

The Archipelago board of directors identified a number of factors that it believed would contribute to the success of the combined enterprise, including that:

•	the combination of the NYSE, the world’s largest equities market, and Archipelago, the first open, all-electronic stock market in the United States, would create a strong, dynamic and innovative enterprise which would be capable of meeting the demands of investors, traders and issuers throughout the world;

•	Archipelago would be able to combine its culture of technological innovation, customer and stockholder focus and growth with the NYSE’s leading reputation, long history and established brand;

•	the merger would bring together the strength of the NYSE’s auction market and the speed and entrepreneurialism of Archipelago into a preeminent global marketplace well suited to compete with other public exchanges worldwide and expand its reach to compete with global players, such as the London Stock Exchange plc, Euronext N.V. and the Deutsche Börse Group;

•	joining the NYSE’s leadership in trading listed equity securities with Archipelago’s strong position in trading Nasdaq-listed securities and an electronic platform for trading exchange-traded funds, options (particularly in light of Archipelago’s proposed acquisition of the options business of the Pacific Exchange) and other derivatives, would create a diversified business model for the combined company, ensuring its ability to grow into, and compete using, new products and services, such as a fixed-income business and a second brand to list companies that do not meet NYSE listing requirements;

•	the combined enterprise would provide an attractive alternative to investors, traders and issuers by offering the highest levels of market quality and service through a stronger and broader platform for trading equities, options and other derivatives, a promise of innovation, greater choice, new and differentiated opportunities and the highest standards of integrity, transparency and disclosure;

•	in addition to creating a leading player in global markets, the merger provides for significant opportunities for cost saving by eliminating duplicate activities and realizing synergies between the business of Archipelago and the NYSE, while at the same time realizing significant revenue growth opportunities, thereby driving meaningful and long-term stockholder value (NYSE and Archipelago managements expect that the combined entity will achieve stand-alone cost savings and cost synergies from the mergers of approximately $100.0 million in 2005 and 2006, combined, and an additional $100.0 million in 2007, as compared to the 2005 budgets for the NYSE and Archipelago on a stand-alone basis);

•	the belief of the Archipelago board of directors that NYSE management shares a common vision with Archipelago and its management for creating the premier global financial marketplace and, as a result, that the chances of the combined enterprise meeting or exceeding these operational and financial expectations, including the expense synergy expectations, were good and that meeting or exceeding those expectations could translate into stockholder value growth;

•	the combined company would be led by a strong, experienced management team, which would include Gerald D. Putnam, the chairman of the board of directors and chief executive officer of Archipelago, and other senior Archipelago executives, assuring the continuity of the cultural values and vision that drove Archipelago as a stand-alone company;

•	the current senior management of Archipelago would have a significant role on the merger planning committee that will oversee the integration of the NYSE and Archipelago after closing, including ensuring that the two companies take the necessary steps to position the combined enterprise to maximize the available revenue growth and expense savings opportunities;

•	the results of an examination of Archipelago’s long-term strategic alternatives, during which the Archipelago board of directors considered a variety of transactions available to Archipelago as an independent company—including continuing to execute its existing business plan after integrating the operations and options business of the Pacific Exchange, pursuing organic growth, making additional potential acquisitions, as well as a sale of Archipelago—and the board’s conclusion that the merger with the NYSE represented a more feasible and desirable path to diversification of business, geographically and by product areas, over the alternatives (particularly given the limited universe of strategic partners available in Archipelago’s business);

•	under the terms of the transactions contemplated by the merger agreement, the Archipelago stockholders would be entitled to receive 30% of the equity of the combined enterprise, a figure that was the result of extensive discussions between Archipelago and the NYSE, and that, because Archipelago stockholders would receive a fixed percentage of the combined company, the value of the equity consideration payable to the Archipelago stockholders in the mergers could change between the signing of the merger agreement and the completion of the mergers as a result of, among other things: (1) a change in the value of the assets and liabilities of the NYSE and Archipelago, (2) the amount of cost savings achieved by the NYSE and Archipelago, and (3) the amount of revenue synergies and cost savings obtainable as a result of the mergers;

•	the opinion to the Archipelago board of directors, dated April 20, 2005, of Greenhill, as Archipelago’s financial adviser, to the effect that, as of the date of the opinion, the merger consideration to be received by the Archipelago stockholders (other than Goldman Sachs, Lazard or their respective affiliates to the extent that they are Archipelago stockholders) was fair, from a financial point of view, to such stockholders;

•	the merger with the NYSE would advance Archipelago’s ultimate vision of a one-stop marketplace for investors, traders and issuers worldwide;

•	the merger was structured to permit the tax-free exchange of shares of Archipelago common stock for shares of NYSE Group common stock;

•	the terms and conditions of the merger agreement and the transactions contemplated in the merger agreement, including the nature and scope of the closing conditions and the ability of the Archipelago board of directors to terminate the merger agreement with the NYSE to pursue an alternative proposal that it deems superior for Archipelago’s stockholders, after consulting with its financial and legal advisers, as described under “The Merger Agreement”; and

•	the view of the Archipelago board of directors that the satisfaction of the conditions to completion of the merger was probable within a reasonable time frame.

In addition to the above factors, in the course of its meetings, the Archipelago board of directors reviewed and considered a wide variety of information relevant to the merger, including:

•	the information concerning Archipelago’s and the NYSE’s businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management;

•	the current and prospective economic and competitive environment facing the securities exchange industry and Archipelago in particular, including the anticipated consolidation in the industry and the competitive effects of this consolidation on Archipelago; and

•	the historical market prices, volatility and trading information with respect to Archipelago common stock and memberships in the NYSE.

The Archipelago board of directors also identified and considered a number of uncertainties and risks. Those negative factors included:

•	the risk that the merger with the NYSE might not be completed in a timely manner or at all and the attendant adverse consequences for Archipelago’s business as a result of the pendency of the merger and operational disruption and customer and regulatory concerns;

•	the risk that the potential benefits of the merger with the NYSE may not be fully or partially realized, recognizing the many management and regulatory challenges associated with successfully combining the businesses of Archipelago and the NYSE;

•	the challenges and difficulties, foreseen and unforeseen, relating to integrating the operations of Archipelago and the NYSE;

•	the risks associated with the occurrence of events that may materially and adversely affect the operations or financial condition of the NYSE and its subsidiaries, which may not entitle Archipelago to terminate the merger agreement;

•	the risk that either the Archipelago stockholders or the NYSE members fail to approve the transaction;

•	the risk that regulators, such as the SEC, may impose significant changes to the current business and market structure of Archipelago and the NYSE as a condition to granting their approval for the transaction;

•	the risk of diverting Archipelago management focus and resources from other strategic opportunities and from operational matters while working to implement the transaction with the NYSE;

•	the risk associated with integrating Archipelago’s vision of creating a fully electronic multi-product exchange for equities and options with the NYSE’s auction market;

•	the possibility of management and employee disruption associated with the transaction and the integration of the two companies’ businesses, as well as the operations and options business of the Pacific Exchange, which Archipelago had agreed to acquire in a separate transaction;

•	the risk that certain members of NYSE senior management or Archipelago senior management who have been selected to hold senior management positions in the combined company might not choose to remain with the combined company;

•	the risks relating to the NYSE’s business and how they would affect the results of operations of the combined company, including but not limited to, the regulatory challenges associated with running the combined enterprise and the continued viability of the margins associated with the NYSE’s current business and its prospects for future growth;

•	the fact that some directors and officers of Archipelago have interests in the merger as individuals in addition to, and that may be different from, their interests as stockholders (see “The Mergers—Interests of Officers and Directors in the Mergers”);

•	the potential expenses associated with the transaction; and

•	various other risks associated with the merger and the businesses of Archipelago, NYSE and the combined company set forth under “Risk Factors.”

The Archipelago board of directors weighed the benefits, advantages and opportunities and the risks of not pursuing a transaction with the NYSE against the risks and challenges inherent in the proposed merger. The board realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the board concluded that the potential benefits outweighed the potential risks of consummating the merger with the NYSE.

After taking into account these and other factors, the members of the Archipelago board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Archipelago and its stockholders, approved the merger with the NYSE and the other transactions contemplated by the merger agreement, and approved, adopted and authorized the merger agreement.

Certain Projections

Neither the NYSE nor Archipelago as a matter of course publicly discloses detailed forecasts or internal projections as to future revenues, earnings or financial condition. However, in the course of their discussions regarding the proposed mergers, as discussed under “The Mergers—Background of the Mergers,” the NYSE and Archipelago provided each other with certain business and financial data that the NYSE and Archipelago believe was not publicly available.

NYSE management prepared and delivered to Archipelago management the following projections of the NYSE’s net revenues, earnings before interest, taxes, depreciation and amortization (or “EBITDA”) and net income for the fiscal years of 2005, 2006 and 2007:

NYSE Projections (1)

($ in millions)

	Year Ended December 31,
	2005	2006	2007
Net revenues (2)	$1,062.1	$1,134.5	$1,167.8
EBITDA (3)	$107.0	$267.0	$341.3
Net income	$40.2	$143.5	$195.3

(1)	Projection figures assume the following:
(a)	Revenue increases $105 million during 2005-2007. The introduction of new transaction pricing and trading licenses, incremental non-fine regulatory revenue, and new floor and facility fees represent the majority of this cumulative revenue growth.
(b)	Expenses decrease $130 million during 2005-2007. Reduction in operating professional services, headcount reductions from budgeted 2005 year-end figures, and efficiency savings at SIAC represent the majority of these cumulative expense savings.
(c)	NYSE’s share of trading volume of NYSE-listed securities is 80.0%, 76.9% and 75.0% in 2005, 2006 and 2007, respectively.

(2)	Net revenues equals total revenues less Section 31 fees.

(3)	EBITDA equals operating income plus depreciation and amortization.

Archipelago management prepared and delivered to NYSE management the following projections of Archipelago’s net revenues, EBITDA and net income for the fiscal years of 2005, 2006 and 2007:

Archipelago Projections (1)

($ in millions)

	Year Ended December 31,
	2005	2006	2007
Net revenues (2)	$399.3	$492.0	$571.9
EBITDA (3)	$107.4	$158.9	$213.8
Net income	$48.9	$72.6	$104.3

(1)	Projection figures assume the following:
(a)	Archipelago acquires PCX Holdings as of June 30, 2005, and continues to hold all of the equity interests of Wave Securities.

(b)	Archipelago’s share of trading volume of: (i) NYSE-listed securities is 4.2%, 7.1% and 9.1% in 2005, 2006 and 2007, respectively; (ii) Nasdaq-listed securities is 24.5%, 26.0% and 27.5% in 2005, 2006 and 2007, respectively; (iii) American Stock Exchange-listed exchange traded funds is 24.0%, 25.4% and 26.4% in 2005, 2006 and 2007, respectively; and (iv) American Stock Exchange-listed non-exchange traded funds is 3.5%, 5.1% and 7.1% in 2005, 2006 and 2007, respectively.

(2)	Net revenues equals total revenues less the cost of providing liquidity.

(3)	EBITDA equals operating income plus depreciation and amortization.

NYSE and Archipelago management jointly prepared the following projections of the NYSE/Archipelago combined entity:

Combined Pro Forma Projections (1)

($ in millions)

	Year Ended December 31,
	2006	2007
Net revenues(2)	$1,548.3	$1,660.8
Net income	$194.3	$302.0

(1)	Projection figures assume the following:
(a)	The combined company experiences growth in (i) market volume of NYSE-listed securities of 10.0%, 25.0% and 10.0% in 2005, 2006 and 2007, respectively; (ii) market volume of Nasdaq-listed securities of 10.0% in 2005, 2006 and 2007, respectively; and (iii) market volume of American Stock Exchange-listed securities of -7.8%, -20.0% and 5.0% in 2005, 2006 and 2007, respectively. These forecasted growth rates are based on a combination of quantitative analysis of historical market volumes for the past 25 years and qualitative factors including: (i) the expectation that the market volume of NYSE-listed securities will experience additional growth in 2006 as a result of the anticipated increase in electronic trading for equities listed on the NYSE as evidenced by the growth experienced in the European exchanges as well as U.S. futures and options exchanges as they transitioned to a more electronic trading environment; and (ii) the expectation that the market volume of American Stock Exchange-listed securities will experience attrition in 2005 and 2006 as a result of the anticipated slowdown of exchange traded funds (or “ETF”) volumes and migration of certain ETFs currently listed on the American Stock Exchange to other exchanges, including the NYSE and Archipelago.
(b)	The combined company’s share of trading volume of: (i) NYSE-listed securities is 80.0% in each of 2006 and 2007; (ii) Nasdaq-listed securities is 26.0% and 27.5% in 2006 and 2007, respectively; and (iii) American Stock Exchange-listed securities is 30.5% and 33.5% in 2006 and 2007, respectively.
(c)	Archipelago acquires PCX Holdings as of June 30, 2005, and divests Wave Securities prior to 2006.
(d)	The combined company, based on 2005 budgets, generates cost savings of $100 million in 2005-2006 and an additional $100 million of cost savings in 2007. These amounts are inclusive of projected stand-alone cost savings.
(e)	The combined company does not achieve any revenue synergies as a result of the mergers.
(f)	A pro forma corporate tax rate of 41.5%, but tax rate on the interest income from half of excess cash is 5% due to investments in municipal tax-free securities.
(g)	15% of the excess purchase price is allocated to identifiable intangibles and amortized over 5 years.

(2)	Net revenues equals total revenues less Section 31 fees and less the cost of providing liquidity.

See cautionary statements regarding forward-looking information under “Forward-Looking Statements.”

While these projections were prepared in good faith by NYSE management and Archipelago management, no assurance can be made regarding future events. The estimates and assumptions underlying the projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and many of which are beyond the control of the NYSE, Archipelago and will be beyond the control of NYSE Group. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not differ materially from those presented in the financial data. Such projections cannot, therefore, be considered a reliable predictor of future operating results, and this information should not be relied on as such. The information in this section was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial data, published guidelines of the SEC regarding forward-looking statements, or U.S. generally accepted accounting principles. In the view of NYSE management and Archipelago management, the information was prepared on a reasonable basis. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on this information.

The prospective financial data included in this document has been prepared by, and is the responsibility of, NYSE management and Archipelago management, as applicable. Neither PricewaterhouseCoopers LLP nor Ernst & Young LLP has examined or compiled the accompanying prospective financial data and, accordingly, neither PricewaterhouseCoopers nor Ernst & Young expresses an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers reports and the Ernst & Young reports included in this document relate to NYSE’s historical financial data and Archipelago’s historical financial data, respectively. They do not extend to the prospective financial data and should not be read to do so.

Neither the NYSE, Archipelago nor NYSE Group intends to update or otherwise revise the prospective financial data to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, neither the NYSE, Archipelago nor NYSE Group intends to update or revise the prospective financial data to reflect changes in general economic or industry conditions.

These projections are not included in this document in order to induce any member or stockholder to vote in favor of the approval and adoption of the merger agreement or to acquire securities of NYSE Group or to elect not to seek appraisal for his or her Archipelago common stock.

Opinion of the NYSE’s Financial Advisor

Under an engagement letter dated April 10, 2005, the NYSE engaged Lazard Frères & Co. LLC (or “Lazard”) to render an opinion to the NYSE board of directors as to the fairness as of the date of the opinion, from a financial point of view, of the cash consideration and the number of shares of NYSE Group common stock to be issued in the mergers to the NYSE members (together, the “NYSE Consideration”). At a meeting of the NYSE board of directors held on April 20, 2005, Lazard rendered its oral opinion, subsequently confirmed in a written opinion dated the same date, that, as of April 20, 2005 and based upon and subject to the matters reviewed with the NYSE board of directors, the NYSE Consideration was fair to the NYSE members from a financial point of view.

This description of Lazard’s opinion is qualified in its entirety by reference to the full text of the opinion, which is set forth in Annex E to this document. NYSE members are urged to read the Lazard opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with rendering its opinion.

Lazard’s opinion is directed to the NYSE board of directors and only addresses the fairness of the NYSE Consideration to the NYSE members from a financial point of view as of the date of the opinion. The Lazard opinion does not address the merits of the underlying decision by the NYSE to engage in the mergers and is not intended and does not constitute a recommendation to any NYSE member as to how he or she should vote with respect to the mergers or any matter relating thereto. At the time that Lazard delivered its opinion to the NYSE board of directors, the merger agreement did not provide for any elections for NYSE members. Lazard did not express any opinion on the effects of the elections or on whether any NYSE member should elect to receive cash or shares of NYSE Group common stock.

The Lazard opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. It should be understood that subsequent developments may affect the conclusion expressed in the Lazard opinion and that Lazard assumes no responsibility for advising any person of any change in any matter affecting the Lazard opinion or for updating or revising the Lazard opinion based on circumstances or events occurring after the date of the opinion. Without limiting the generality of the foregoing, Lazard expressed no opinion as to the effect on NYSE members of the issuance of additional NYSE memberships after the date of the opinion. In rendering its opinion, Lazard was not authorized to solicit, and did not solicit, third parties regarding alternatives to the mergers, nor was Lazard involved in the negotiation of or any other aspect of the mergers. Lazard did not participate in the negotiation of the NYSE Consideration.

In the course of performing its review and analyses in rendering its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft, dated April 20, 2005, of the merger agreement;

•	analyzed certain historical publicly available business and financial data relating to the NYSE and Archipelago;

•	reviewed various financial forecasts and other data provided to Lazard by the NYSE relating to its businesses, including (1) the NYSE’s stand-alone business model, which assumed that (a) the NYSE would convert from a not-for-profit entity into a for-profit entity, (b) the NYSE would continue to invest in and improve its existing trading platform, NYSE Direct+, which is a building block for the NYSE Hybrid Market initiative, and (c) the NYSE would continue to pursue the NYSE Hybrid Market initiative, which initiative is described under “Information About the NYSE—The NYSE Hybrid Market Initiative” and (2) the NYSE’s proposed changes in contemplation of or as part of any potential strategic transaction or restructuring (we refer to (1) and (2), collectively, as the “NYSE Stand-Alone Model”), and various financial forecasts and other data provided to Lazard by Archipelago relating to its businesses;

•	held discussions with members of the senior management of the NYSE with respect to the businesses and prospects of the NYSE and discussions with members of the senior management of Archipelago with respect to the businesses and prospects of Archipelago;

•	reviewed certain information provided to Lazard by the managements of the NYSE and Archipelago relating to estimates of synergies and other estimated benefits of the mergers;

•	reviewed public information with respect to certain other companies in lines of businesses that Lazard believed to be generally comparable to the businesses of the NYSE and of Archipelago;

•	reviewed the financial terms of certain business combinations involving companies in lines of businesses that Lazard believed to be generally comparable to that of the NYSE and Archipelago and in other industries generally;

•	reviewed historical information relating to sales of NYSE memberships and leases of member trading privileges;

•	reviewed the historical stock prices and trading volumes of shares of Archipelago common stock; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard relied upon the accuracy and completeness of the foregoing information, and did not assume any responsibility for any independent verification of this information or any independent valuation or appraisal of any of the assets or liabilities of the NYSE or Archipelago, or concerning the solvency or fair value of the NYSE or Archipelago. With respect to financial forecasts (including the NYSE Stand-Alone Model), Lazard assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgment of the managements of the NYSE and Archipelago as to the future financial performance of the NYSE and Archipelago, respectively. Lazard assumed no responsibility for and expressed no view or opinion as to these forecasts (including the NYSE Stand-Alone Model) or the assumptions on which they were based. For example, the NYSE Stand-Alone Model does not assume that the NYSE’s trading revenues and listing revenues would increase because of higher trading and listing fees. Instead, it assumes that the NYSE’s trading revenues and listing revenues would increase because of increases in trading volume and the number of new listings. Without limiting the generality of the foregoing, Lazard valued the NYSE, and the NYSE memberships, on a stand-alone basis by reference to the NYSE Stand-Alone Model, and Lazard expressed no opinion on the effects of the implementation of the NYSE Stand-Alone Model (or any component of the NYSE Stand-Alone Model, including those described in the following sentence) on the holders of NYSE memberships. In that regard, Lazard noted that (1) one effect of the implementation of the NYSE Stand-Alone Model is that holders of NYSE memberships would no longer have trading privileges by virtue of their ownership of NYSE memberships and (2) in analyzing the value of the NYSE memberships and the NYSE Consideration, Lazard reduced the value to reflect the hypothetical NYSE management equity incentive plan in accordance with the NYSE Stand-Alone Model. In rendering its opinion, Lazard, with the NYSE’s consent, assumed no effect on the value of the NYSE Consideration arising from the restrictions on transfer of NYSE Group common stock to be received by the NYSE members in the mergers.

In rendering its opinion, Lazard assumed that the mergers will be consummated on the terms described in the merger agreement, including, among other things, that the mergers will be treated as tax-free reorganizations pursuant to the Internal Revenue Code, without any waiver of any material terms or conditions by the NYSE and that obtaining the necessary regulatory approvals for the mergers will not have an adverse effect on the NYSE, NYSE Group or the benefits expected to be realized from consummation of the mergers. Lazard assumed that the executed merger agreement would conform in all material respects to the draft merger agreement reviewed by Lazard. Lazard also assumed that the acquisition by Archipelago of PCX Holdings would be consummated prior to the mergers without any amendment or waiver of the existing terms of the agreement for that acquisition, except for amendments or waivers which are immaterial, and references in the Lazard opinion to the businesses and prospects of Archipelago include those of PCX Holdings. Lazard also assumed that the implementation or non-implementation of the NYSE Regulation separation, the “NYSE Market Contribution” and the “SIAC Distribution” (each as defined in the merger agreement) and that any restructuring of the mergers pursuant to Section 2.7 of the merger agreement would not have a material effect on the NYSE, NYSE Group or the benefits expected to be realized from the consummation of the mergers. Lazard did not express any opinion as to any tax or other consequences that might result from the mergers, nor did the Lazard opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood the NYSE obtained such advice as the NYSE deemed necessary from qualified professionals.

Lazard did not express any opinion as to the price at which shares of Archipelago common stock may trade after announcement of the mergers or the price at which shares of NYSE Group common stock may trade subsequent to the completion of the mergers.

Lazard’s opinion is dated as of April 20, 2005 and is based on information that existed on or prior to April 20, 2005, including the merger agreement reviewed by Lazard dated as of April 20, 2005. As described under “The Mergers—Background of the Mergers,” after April 20, 2005, the parties to the merger agreement amended the merger agreement to, among other things, provide the NYSE members with a cash election and stock election and to shorten the duration of the transfer restrictions that will be imposed on the shares of NYSE Group common stock issued to the NYSE members in the mergers. The NYSE and Archipelago do not believe that these amendments to the merger agreement affected the fairness of the merger consideration to be received by the NYSE members or the Archipelago stockholders because the amendments do not change the amount of cash or number of shares of NYSE Group common stock that the NYSE members or Archipelago stockholders are entitled to receive in the mergers. Accordingly, the NYSE did not request Lazard to (and Lazard did not) update, revise or reaffirm its opinion as of any date subsequent to April 20, 2005, and Lazard’s opinion does not address these amendments to the merger agreement.

The following is a summary of the material financial and comparative analyses that Lazard deemed to be appropriate for this type of transaction and that were performed by Lazard in connection with rendering its opinion. The summary of Lazard’s analyses described below is not a complete description of the analyses underlying Lazard’s opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, is not readily susceptible to summary description. In arriving at its opinion, Lazard considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

No company, transaction or business used in Lazard’s analyses as a comparison is identical to the NYSE or Archipelago or the proposed mergers, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Lazard’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses are inherently subject to substantial uncertainty.

The financial analyses summarized below include information presented in tabular format. In order to fully understand Lazard’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard’s financial analyses.

Summary of Analyses Performed

In the course of performing its review in rendering its opinion, Lazard performed various financial and valuation analyses with respect to each of Archipelago, the NYSE and the pro forma entity consisting of the combined businesses of Archipelago and the NYSE. Each of the analyses and resulting indicative value ranges calculated by Lazard are detailed in the following pages. Set forth in the table immediately below is a summary of the indicative value ranges calculated by Lazard as a result of the respective analyses performed.

Valuation Summary

($ in millions, except per share amounts)

Archipelago Valuation

Market Review. Lazard reviewed share price data for Archipelago for the period commencing with Archipelago’s initial public offering on August 12, 2004 and ending on April 18, 2005 and observed that, during this period, the price per share of Archipelago common stock ranged from $11.50 (the initial public offering price) to $22.90. In addition, Lazard reviewed eight analyst reports on Archipelago published between September 15, 2004 and April 18, 2005 and observed that these analysts’ price targets for Archipelago common stock ranged from $18.00 per share to $22.50 per share, with a median of $20.00 per share.

Comparable Public Companies. Lazard reviewed and analyzed selected public companies that it viewed as reasonably comparable to Archipelago. In performing these analyses, Lazard reviewed and analyzed certain financial data, valuation multiples and market trading data relating to the selected public companies and compared this information to corresponding information for Archipelago. The selected public companies were:

Equity Alternative Trading System (or “ATS”) or Electronic Communication Network (or “ECN”)

•	Nasdaq Stock Market, Inc.

•	Instinet Group Incorporated

Non-Equity Exchanges

•	Chicago Mercantile Exchange Inc.

•	International Securities Exchange Inc.

Trading Companies

•	LaBranche & Co. Inc.

•	Knight Trading Group, Inc.

•	eSpeed Inc.

•	Investment Technology Group, Inc.

Using publicly available research estimates and public information, Lazard calculated for the above companies:

•	enterprise value (equal to equity value plus net debt) as a multiple of revenues, earnings before interest, taxes, depreciation and amortization (or “EBITDA”), and earnings before interest, taxes and amortization (or “EBITA”) for the last twelve months; and

•	price per share as a multiple of earnings per share for the last twelve months and for each of 2005 and 2006 (with 2005 and 2006 figures projected based on Institutional Brokers’ Estimate System (or “I/B/E/S”) median data).

The results of these calculations are set forth in the following table:

	Enterprise Value for the Last Twelve Months as a Multiple of:						Price per Share as a Multiple of Earnings per Share for the Following Periods:
	Revenue		EBITDA		EBITA		Last Twelve Months		2005E		2006E
Mean Summary Statistics:
Equity ATS/ECN	1.8	x	7.2	x	13.2	x	38.3	x	29.7	x	18.6	x
Non-Equity Exchanges	6.6		12.9		14.4		28.0		23.4		19.8
Trading Companies	1.4		5.1		6.4		20.9		27.9		19.9

All:
High	7.3	x	12.9	x	14.9	x	49.4	x	46.7	x	29.6	x
Low	1.0		3.8		4.4		16.1		15.0		13.1
Mean	2.8		7.5		10.1		27.1		27.2		19.5
Median	1.6		6.5		10.4		27.2		26.3		19.8

Lazard derived reference multiple ranges from the foregoing and applied them to the corresponding Archipelago data to arrive at a reference equity value range for Archipelago of $850 million to $1 billion, or $17.84 to $20.99 per share.

Precedent Transactions. Lazard reviewed and analyzed selected recent precedent merger and acquisition transactions involving exchanges, electronic communications networks and derivative trading companies. In performing these analyses, Lazard analyzed certain financial data and transaction multiples relating to the companies in the selected transactions and compared this information to corresponding information for Archipelago. The precedent transactions were:

Announcement Date	Target	Acquiror
Exchanges
12/13/04	London Stock Exchange plc (failed)	Deutsche Börse Group
12/1/04	Copenhagen Stock Exchange	OMHEX
5/21/04	National Stock Exchange of Lithuania	OMHEX
5/18/04	Budapest Stock Exchange	Wiener Börse
3/18/02	Riga Stock Exchange	HEX
12/20/01	BVLP	Euronext N.V.
2/28/01	Tallin Stock Exchange	HEX
8/29/00	London Stock Exchange plc	OM Group

ECNs
5/25/04	Brut	Nasdaq Stock Market, Inc.
6/10/02	Island	Instinet

Derivative Trading Companies
10/29/01	LIFFE	Euronext N.V.
5/1/01	IPE Holdings	Intercontinental

Using publicly available information, Lazard calculated for the above transactions:

•	the implied enterprise value as a multiple of revenues, EBITDA and EBITA for the last twelve months; and

•	the price per share as a multiple of earnings per share for the last twelve months.

The results of these calculations are set forth in the following table:

	Implied Enterprise Value for the Last Twelve Months as a Multiple of:						Price per Share as a Multiple of Earnings per Share for the Last Twelve Months
	Revenue		EBITDA		EBITA
Mean Summary Statistics:
Exchanges	5.1	x	10.1	x	13.8	x	23.9	x
ECNs	2.5		12.7		10.5		23.1
Derivative Trading Companies	3.0		10.8		14.0		25.1

All:
High	9.0	x	14.4	x	23.1	x	33.6	x
Low	1.7		7.0		7.2		14.9
Mean	4.1		10.7		12.9		24.1
Median	3.3		11.6		13.9		23.2

Lazard derived reference multiple ranges from the foregoing and applied them to the corresponding Archipelago statistics to arrive at a reference equity value range for Archipelago of $1 billion to $1.25 billion, or $20.99 to $26.24 per share.

Discounted Cash Flow Analysis. Using projections for 2005 to 2007 provided by Archipelago’s management and projections for the periods published by I/B/E/S, Lazard performed an analysis of the net present value of projected free cash flows for these periods plus a range of terminal values by applying discount rates ranging from 14% to 17%. Based on this analysis, Lazard arrived at a reference equity value range for Archipelago based on Archipelago management’s projections of $1.10 billion to $1.38 billion, or $23.04 to $28.92 per share, and based on I/B/E/S projections of $828 million to $978 million, or $17.38 to $20.53 per share.

Premium Paid Analysis. Lazard performed a premium paid analysis based upon the premiums paid in U.S. public merger and acquisition transactions between January 2004 and April 2005 for which information was published by Securities Data Company with a transaction value of between $750 million and $1.5 billion, excluding the 10 highest and lowest data points. In conducting its analysis, Lazard analyzed the premiums paid in the following subsets of precedent transactions:

•	transactions between $750 million and $1 billion;

•	transactions between $1 billion and $1.25 billion; and

•	transactions between $1.25 and $1.5 billion.

The analysis was based on the one-day, one-week and one-month implied premiums for the transactions indicated. The implied premiums in this analysis were calculated comparing the per share transaction price prior to the announcement of the transaction to the target company’s stock price one day, one week and one month prior to the announcement of the transaction. The results of these calculations are as follows:

	Premiums Paid
	$750 million - $1 billion			$1 billion - $1.25 billion			$1.25 billion - $1.5 billion
	1-Day	1-Week	1-Month	1-Day	1-Week	1-Month	1-Day	1-Week	1-Month
Low	2.9%	4.0%	2.3%	9.5%	8.5%	5.8%	0.7%	3.1%	0.6%
Medium	25.0	25.1	27.5	22.9	28.4	32.3	18.8	26.9	32.9
High	61.6	85.8	94.3	23.6	27.0	32.1	47.1	60.9	131.8

Based on averages of the foregoing ranges, Lazard arrived at a reference range for Archipelago of $1.04 billion to $1.09 billion, or $21.88 to $22.95 per share.

NYSE Valuation

Lazard valued the NYSE, and the NYSE memberships, on a stand-alone basis by reference to the NYSE Stand-Alone Model, and Lazard expressed no opinion on the effects of the implementation of the NYSE Stand-Alone Model (or any component of the NYSE Stand-Alone Model, including those described in the following sentence) on the holders of NYSE memberships. In that regard, Lazard noted that (1) one effect of the implementation of the NYSE Stand-Alone Model is that holders of NYSE memberships would no longer have trading privileges by virtue of their ownership of NYSE memberships and (2) in analyzing the value of the NYSE memberships and the NYSE Consideration, Lazard adjusted the value to reflect the hypothetical NYSE management equity incentive plan in accordance with the NYSE Stand-Alone Model.

Lazard reviewed the historical pricing of a NYSE membership and noted that the most recent sale of a NYSE membership prior to the delivery by Lazard of its opinion occurred on April 15, 2005, for a purchase price of $1.62 million. Based on this price and the total number of NYSE memberships (1,366), Lazard calculated an implied total value of $2.21 billion for all NYSE memberships. Lazard also calculated that the average price of a NYSE membership during the one-year and five-year periods prior to April 20, 2005 was $1.28 million and $1.56 million, respectively; and estimated (based on the average mid-point value per year) that the average price of a NYSE membership during the ten-year period prior to April 20, 2005 was $1.67 million. Lazard also reviewed the lease rates associated with a NYSE membership and calculated the effective yield (which is the annual lease rate divided by the price of a NYSE membership) for the most recent sale of a NYSE membership to be 3.4%, and calculated the effective yield during the one-year and five-year periods prior to April 20, 2005 to be 10.0% and 16.6%, respectively.

Comparable Public Companies. Lazard reviewed and analyzed selected public companies that it viewed as reasonably comparable to the NYSE. In performing these analyses, Lazard reviewed and analyzed certain financial data, valuation multiples and market trading data relating to the selected comparable companies and compared this information to corresponding information for the NYSE. The selected comparable companies were:

U.S. Exchanges

•	Nasdaq Stock Market, Inc.

•	Instinet Group Incorporated

Non-U.S. Exchanges

•	Euronext N.V.

•	London Stock Exchange plc

•	Deutsche Börse Group

•	Toronto Stock Exchange

•	Australian Stock Exchange Limited

Lazard adjusted the trading prices for each of Euronext N.V. and the London Stock Exchange plc during the period following the public announcement of a potential transaction involving each exchange to remove the effect of transaction speculation by applying a market index rate during the period following announcement to the trading price for shares of such exchange immediately prior to announcement of the potential transaction. Using publicly available research estimates and public information, Lazard calculated for the above companies:

•	the enterprise value as a multiple of revenues, EBITDA and EBITA for the last twelve months; and

•	the price per share as a multiple of earnings per share for the last twelve months and each of 2005 and 2006 (with 2005 and 2006 figures projected based on I/B/E/S median data).

The results of these calculations are set forth in the following table:

	Enterprise Value for the Last Twelve Months as a Multiple of:						Price per Share as a Multiple of Earnings per Share for the Following Periods(1):
	Revenue		EBITDA		EBITA		Last Twelve Months		2005E		2006E
Mean Summary Statistics:
U.S. Exchanges	1.8	x	7.2	x	13.2	x	38.3	x	29.7	x	18.6	x
Non-U.S. Exchanges	5.2		11.0		13.3		21.6		18.7		17.0

All:
High	7.2	x	13.3	x	16.2	x	49.4	x	32.1	x	22.8	x
Low	1.6		6.7		11.4		13.8		14.8		13.2
Mean	4.2		9.9		13.3		26.4		21.8		17.5
Median	3.7		8.9		12.7		24.3		19.2		17.1

(1)	The price per share as a multiple of earnings per share calculations in this table are lower than the corresponding calculations in the table for the Archipelago valuation due to the fact that Lazard selected different groups of public companies as reasonably comparable to each of Archipelago and the NYSE. The use of different groups of comparable public companies produced different calculations of price per share as a multiple of earnings per share.

Lazard derived reference multiple ranges from the foregoing and applied them to the corresponding NYSE statistics, then adjusted the result to take into account the hypothetical NYSE management equity incentive plan and other items to arrive at a reference equity value range for the NYSE of $2.25 billion to $2.6 billion, or $1,647,000 to $1,903,000 per NYSE membership.

Hypothetical Initial Public Offering Valuation. Lazard performed a hypothetical initial public offering valuation of the NYSE. Using the midpoint in the valuation range arrived at under the comparable public companies analysis described above as the NYSE’s aggregate equity value, Lazard calculated a range of a variety of portions of the NYSE’s equity that would hypothetically be sold in an initial public offering, applied a range of initial public offering discounts, and then further discounted the publicly sold portion of the equity by an assumed underwriter’s discount. Lazard then adjusted the valuation range to take into account the hypothetical NYSE management equity incentive plan. The result of this analysis was a reference equity value range for the NYSE of $2.15 billion to $2.33 billion, or $1,574,000 to $1,702,000 per NYSE membership.

Forward Trading Valuation. Lazard performed a forward trading valuation of the NYSE by applying reference price to earnings multiples derived from the comparable companies analysis described above to NYSE management’s projections for 2006 and 2007. Lazard adjusted the 2006 projections to remove the effect of interest on cash and then calculated implied values as of January 1, 2006. Lazard then made certain adjustments to, and calculated a range of net present values as of January 1, 2005 of, these implied future values by applying a range of discount rates, and then adjusted the result to take into account the hypothetical NYSE management equity incentive plan. The result of this analysis was a reference equity value range for the NYSE of $2.75 billion to $3.15 billion, or $2,013,000 to $2,306,000 per NYSE membership.

Discounted Cash Flow Analysis. Using projections for 2005 to 2007 provided by NYSE management, Lazard performed an analysis of the present value of projected free cash flows for these periods plus a range of terminal values by applying discount rates ranging from 11% to 14%. Lazard adjusted the result to take into account the hypothetical NYSE management equity incentive plan and arrived at a reference equity value range for the NYSE of $2.64 billion to $3.24 billion, or $1,935,000 to $2,374,000 per NYSE membership.

Pro Forma Valuation Analysis

Comparable Public Companies. Lazard reviewed and analyzed selected public companies that it viewed as reasonably compared to the pro forma entity consisting of the combined businesses of Archipelago and NYSE. In performing these analyses, Lazard reviewed and analyzed certain financial data, valuation multiples and market trading data relating to the selected public companies. The selected public companies were:

Equity ATS/ECN

•	Nasdaq Stock Market, Inc.

•	Instinet Group Incorporated

Non-Equity Exchanges

•	Chicago Mercantile Exchange Inc.

•	International Securities Exchange Inc.

Exchanges

•	Deutsche Börse Group

•	Euronext N.V.

•	London Stock Exchange plc

•	Toronto Stock Exchange

•	Australian Stock Exchange Limited

Lazard adjusted the trading prices for each of Euronext N.V. and the London Stock Exchange plc during the period following the public announcement of a potential transaction involving each exchange to remove the effect of transaction speculation by applying a market index rate during the period following announcement to the trading price for shares of such exchange immediately prior to announcement of the potential transaction. Using publicly available research estimates and public information, Lazard then calculated for the above companies:

•	the enterprise value as a multiple of revenues, EBITDA and EBITA for the last twelve months; and

•	the price per share as a multiple of earnings per share for the last twelve months and each of 2005 and 2006 (with 2005 and 2006 figures projected based on I/B/E/S median data).

The results of these calculations are set forth in the following table:

	Enterprise Value for the Last Twelve Months as a Multiple of:						Price per Share as a Multiple of Earnings per Share for the Following Periods:
	Revenue		EBITDA		EBITA		Last Twelve Months		2005E		2006E
Mean Summary Statistics:
Equity ATS/ECN	1.8	x	7.2	x	13.2	x	38.3	x	29.7	x	18.6	x
Non-Equity Exchange	6.6		12.9		14.4		28.0		23.4		19.8
Exchanges	5.2		11.0		13.3		21.6		18.7		17.0

All (excluding Equity ATS/ECN):
High	7.3	x	13.3	x	16.2	x	29.0	x	25.2	x	20.9	x
Low	3.1		8.4		11.4		13.8		14.8		13.2
Mean	5.6		11.5		13.6		23.5		20.0		17.8
Median	5.9		12.8		13.8		24.3		19.2		18.0

As the table above indicates, in its valuation analyses with respect to the pro forma combined NYSE/Archipelago company, Lazard believed it useful purely for informational purposes to set forth the relevant Equity ATS/ECN mean summary statistics, but excluded those statistics in its calculation of low-, high- and mid-points used to arrive at an indicative value range for the pro forma combined NYSE/Archipelago company. Lazard made the determination to exclude the Equity ATS/ECN companies based on its professional judgment taking into account, among other things, the companies and statistics Lazard determined to be most relevant to a forward trading valuation for the pro forma combined NYSE/Archipelago company.

Lazard then performed a forward trading valuation of the pro forma entity consisting of the combined businesses of Archipelago and NYSE by applying reference price to earnings multiples derived from the comparable companies analysis described above to the projections of Archipelago management and NYSE managements for the pro forma entity for 2006 and 2007. Lazard adjusted the 2006 pro forma projections to remove the effect of Archipelago and NYSE managements’ estimate of cost savings anticipated from the mergers and then calculated implied values as of January 1, 2006. Lazard then added to the range of implied values derived from the 2006 pro forma projections the net present values as of January 1, 2006 of Archipelago and NYSE managements’ estimate of cost savings anticipated from the mergers and cost savings anticipated from the NYSE Stand-Alone Model. Lazard then calculated a range of net present values as of January 1, 2005 of these implied future values by applying a range of discount rates. The result of this analysis was a reference equity value range for the pro forma entity of $3.5 billion to $4.1 billion.

Value Allocation. Lazard then allocated 30% of each of the low-, high- and mid-points of the forward trading valuation range described above to the Archipelago stockholders and the remaining 70% to the holders of NYSE memberships. Lazard then adjusted the range of values allocated to the holders of NYSE memberships to add the cash consideration and subtract the value of the hypothetical NYSE management equity incentive plan. The result of this analysis is set forth in the following table:

Pro Forma Forward Trading Valuation	Allocation to Archipelago Stockholders	Allocation to NYSE Members
Low-Point: $3.50 billion	$1.05 billion	$2.71 billion
High-Point: $4.10 billion	$1.23 billion	$3.13 billion
Mid-Point: $3.80 billion	$1.14 billion	$2.92 billion

Standalone Contribution Analysis. Lazard reviewed and analyzed historical and estimated future net income and net revenues (which is total revenues less liquidity payments) for each of the NYSE and Archipelago. Lazard then performed a contribution analysis, calculating the percentage of the estimated net income and net revenues that would be contributed by each of the NYSE and Archipelago to a combined NYSE/Archipelago company for the years 2005 through 2007. The following table sets forth the results of this analysis:

	NYSE Contribution	Archipelago Contribution
Net Income for the Following Years: (1)
2005	45%	55%
2006	65%	35%
2007	64%	36%

Net Revenues for the Following Years: (2)
2005	73%	27%
2006	70%	30%
2007	67%	33%

(1)	The increase in the NYSE’s contribution and concurrent decrease in Archipelago’s contribution to net income in 2006 reflect the assumption that, based on 2005 budgets, anticipated cost savings of $100 million in 2005-2006 and additional cost savings of $100 million in 2007 would be realized primarily by the NYSE on a standalone basis on the assumption that the NYSE would operate on a for-profit basis. In addition, the relative contributions to net income in 2007 reflect the anticipated increase in Archipelago’s share of trading of listed securities and OTC securities as well as the generation of net income from growth in new products.

(2)	Net revenues for the NYSE equals total revenues less Section 31 fees. Net revenues for Archipelago equals total revenues less the costs of providing liquidity. The decrease in the NYSE’s contribution and concurrent increase in Archipelago’s contribution to net revenues in 2005-2007 reflect the assumptions that (a) the NYSE’s share of trading volume of NYSE-listed securities will decrease over this period, (b) Archipelago’s share of trading volume of NYSE-listed securities and OTC securities will increase over this period, and (c) Archipelago’s net revenue from new products will increase over this period.

Miscellaneous

Lazard’s opinion and financial analyses were not the only factors considered by the NYSE board of directors in its evaluation of the mergers and should not be viewed as determinative of the views of the NYSE board of directors or management. For a description of the other factors considered by the NYSE board of directors, see “The NYSE’s Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors.” Lazard has consented to the inclusion of and references to its opinion in this document.

Under the terms of Lazard’s engagement, the NYSE has agreed to pay Lazard (1) $500,000 upon execution of the engagement letter dated April 10, 2005 and (2) an additional $1,500,000 upon delivery of Lazard’s opinion. The NYSE has agreed to reimburse Lazard for travel and other out-of-pocket expenses incurred in performing its services, including the fees and expenses of its legal counsel. In addition, the NYSE has agreed to indemnify Lazard against certain liabilities, including liabilities under the federal securities laws relating to or arising out of Lazard’s engagement.

Lazard is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, leveraged buyouts, and valuations for real estate, corporate and other purposes. In the ordinary course of its business, Lazard, Lazard Capital Markets LLC and their respective affiliates may from time to time effect transactions and hold securities, including derivative securities, of Archipelago for their own account and for the accounts of their respective customers, and, accordingly, may at any time hold a long or short position in these securities. Lazard Capital Markets LLC, an entity owned in large part by managing directors of Lazard, is the beneficial owner of one NYSE membership. In addition, at the time of the preparation of its opinion, the listing on the NYSE of Lazard Ltd, the parent company of Lazard, was imminent.

Lazard was selected to act as investment banker to the NYSE board of directors because of Lazard’s expertise and reputation in investment banking and mergers and acquisitions and its level of independence when compared with other qualified investment banking firms with respect to the mergers and the transactions contemplated by the merger agreement. Although Lazard had some past and existing relationships with the NYSE, the NYSE board of directors took into account that other investment banks otherwise as qualified to render a fairness opinion to the NYSE beneficially held multiple NYSE memberships, were listed on the NYSE, had current or past representation in NYSE governance, were more directly involved in greater trading activities on the NYSE either directly or through affiliates, and were more pervasively engaged with NYSE Regulation. In addition, the NYSE believes that these interests of Lazard, and these relationships between Lazard and the NYSE (which interests and relationships are described under “The Mergers—Certain Relationships and Related-Party Transactions—Lazard”), did not present a conflict of interest that affected the judgment of Lazard in rendering its fairness opinion.

Opinion of Archipelago’s Financial Advisor

Pursuant to an engagement letter, dated April 11, 2005 (and amended on April 20, 2005), Greenhill & Co., LLC was retained by Archipelago to provide financial advisory services and to render an opinion to the Archipelago board of directors as to the fairness, from a financial point of view, of the consideration to be received by the Archipelago stockholders in connection with the mergers. On April 20, 2005, Greenhill delivered its oral opinion to the Archipelago board of directors, subsequently confirmed in writing, that, as of that date and based upon and subject to the limitations and assumptions stated in its opinion, the merger consideration to be received by the Archipelago stockholders (other than Goldman Sachs, Lazard or their respective affiliates to the extent that they are Archipelago stockholders) was fair, from a financial point of view, to such stockholders.

Greenhill’s opinion was directed to, and provided for the use and benefit of, the Archipelago board of directors in connection with its consideration of the mergers. As described under “The Mergers—Archipelago’s Reasons for the Mergers; Recommendation of the Mergers by the Archipelago Board of Directors,” Greenhill’s opinion to the Archipelago board of directors was one of the factors taken into consideration by the Archipelago board of directors in making its determination to approve the merger agreement. Greenhill did not recommend to Archipelago any specific amount or form of merger consideration or advise Archipelago that the amount or form of merger consideration provided in the merger agreement constituted the only appropriate amount or form of consideration for the proposed mergers.

The full text of Greenhill’s written opinion, dated April 20, 2005, is attached as Annex F to this document and incorporated in this document by reference. The summary of Greenhill’s opinion that follows is qualified in its entirety by reference to the full text of the opinion. You are urged to read the entire opinion carefully and in its entirety to learn about the assumptions made, general procedures followed, matters considered and limits on the scope of the review undertaken by Greenhill in rendering its opinion. Greenhill’s opinion relates only to the fairness, as of the date of the opinion and from a financial point of view, to the Archipelago stockholders (other than Goldman Sachs, Lazard or their respective affiliates to the extent that they are Archipelago stockholders) of the merger consideration to be provided in the proposed mergers pursuant to the merger agreement, does not address any other aspect of the proposed mergers or any related transaction, and does not constitute a recommendation to the Archipelago board of directors or to any stockholder whether the board of directors or the stockholders should approve the merger or any other transaction. Greenhill’s opinion does not address in any manner the prices at which the NYSE Group common stock will trade following the completion of the mergers. Greenhill was not requested to and did not solicit any expressions of interest from any other parties with respect to the mergers or any other alternative transaction. Greenhill was not requested to opine to, and Greenhill’s opinion did not in any manner address, the underlying business decision by Archipelago to proceed with or effect the mergers or any other transaction. References to the merger agreement in this section, “The Mergers—Opinion of Archipelago’s Financial Advisors,” are to the draft merger agreement reviewed by Greenhill dated April 20, 2005.

In arriving at its opinion, Greenhill, among other things:

•	reviewed a draft dated April 20, 2005 of the merger agreement;

•	reviewed certain publicly available information about Archipelago and the NYSE, including Archipelago’s Annual Report on Form 10-K for the year ended December 31, 2004, Current Reports on Form 8-K since December 31, 2004 and Proxy Statement dated March 31, 2005, and the NYSE’s 2004 Annual Report;

•	reviewed certain information, including financial forecasts and other financial and operating data concerning Archipelago and the NYSE, prepared by the respective managements of the companies;

•	analyzed certain information, including financial forecasts and other financial and operating data concerning the pro forma combined company, prepared by the respective managements of Archipelago and the NYSE;

•	reviewed information regarding the strategic, financial and operational benefits anticipated from the transactions contemplated by the merger agreement, prepared by the respective managements of Archipelago and the NYSE;

•	discussed the past and present operations and financial condition and the prospects of Archipelago with senior executives of Archipelago, and discussed the past and present operations and financial condition and the prospects of the NYSE with senior executives of the NYSE;

•	compared the aggregate value of the merger consideration to be received by the Archipelago stockholders with the relative contribution of Archipelago to the combined company using a number of financial analyses that Greenhill deemed relevant;

•	compared the aggregate value of the merger consideration to be received by the Archipelago stockholders with the historical and present market capitalization of Archipelago;

•	compared the aggregate value of the merger consideration to be received by the Archipelago stockholders with the trading valuations of certain publicly traded companies that Greenhill deemed relevant;

•	compared the aggregate value of the merger consideration to be received by the Archipelago stockholders with the aggregate merger consideration received by stockholders in certain other publicly available transactions that Greenhill deemed relevant;

•	compared the aggregate value of the merger consideration to be received by the Archipelago stockholders to the sum of the discounted future cash flows and terminal value of Archipelago, using discount rates that Greenhill deemed appropriate; and

•	performed such other analyses and considered such other factors as Greenhill deemed appropriate.

Greenhill also held discussions with the Archipelago board of directors and Archipelago’s legal counsel to discuss the merger and the results of Greenhill’s analysis and examination, and considered such other matters that it deemed relevant to its inquiry.

In conducting its review and analysis and rendering its opinion, Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it by the respective representatives and management of Archipelago and the NYSE for the purposes of its opinion and further relied upon the assurances of the representatives and management of Archipelago and the NYSE that they were not aware of any facts or circumstances that would make this information inaccurate or misleading. With respect to the respective financial projections of Archipelago and the NYSE and other data with respect to Archipelago and the NYSE that were furnished or otherwise provided to it, Greenhill assumed that these projections, estimates and data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the respective managements of Archipelago and the NYSE as to those matters. Greenhill expressed no opinion with respect to these projections and data or the assumptions upon which they were based. In addition, Greenhill did not make any independent valuation or appraisal of the assets or liabilities of Archipelago or the NYSE, nor was Greenhill furnished with any such valuations or appraisals.

At Archipelago’s direction, for purposes of these analyses, Greenhill assumed that Archipelago’s acquisition of PCX Holdings, the parent company of the Pacific Exchange, would be completed, that the consideration paid in that transaction would consist entirely of cash, and that all of the shares of Archipelago common stock owned by the Pacific Exchange would be retired or cancelled.

Greenhill assumed that the mergers and the other transactions contemplated by the merger agreement would be consummated without waiver of any material terms or conditions set forth in the merger agreement. Greenhill assumed that none of the transactions contemplated by the merger agreement that may occur following the completion of the mergers will have any impact on the value of the merger consideration. Greenhill assumed that the mergers will be treated as tax-free reorganizations under the Internal Revenue Code. Greenhill also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the mergers and the other transactions contemplated by the merger agreement will be obtained without any effect on Archipelago, the NYSE or NYSE Group or on the contemplated benefits of the transactions in any way materially adverse to Greenhill’s analysis.

Greenhill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Greenhill as of, the date of its opinion. Greenhill’s opinion noted that subsequent developments may affect its opinion and Greenhill does not have any obligation to update, revise, or reaffirm its opinion. With respect to the quantitative information, to the extent that it is based on market data, such information is based on market data as it existed on or before April 20, 2005, and is not necessarily indicative of current market conditions.

Greenhill’s opinion is dated as of April 20, 2005 and is based on information that existed on or prior to April 20, 2005, including the draft merger agreement reviewed by Greenhill dated April 20, 2005. As described under “The Mergers—Background of the Mergers,” after April 20, 2005, the parties to the merger agreement amended the merger agreement to, among other things, provide the NYSE members with a cash election and stock election and to shorten the duration of the transfer restrictions that will be imposed on the shares of NYSE Group common stock issued to the NYSE members in the mergers. The NYSE and Archipelago do not believe that these amendments to the merger agreement affected the fairness of the merger consideration to be received by the NYSE members or the Archipelago stockholders because the amendments do not change the amount of cash or number of shares of NYSE Group common stock that the NYSE members or Archipelago stockholders are entitled to receive in the mergers. Accordingly, Archipelago did not request Greenhill to (and Greenhill did not) update, revise or reaffirm its opinion as of any date subsequent to April 20, 2005, and Greenhill’s opinion does not address these amendments to the merger agreement.

In connection with its review and analysis and rendering its opinion, Greenhill performed a number of analyses, including a stand-alone valuation analysis of Archipelago, a stand-alone valuation analysis of the

NYSE, a relative valuation analysis of the two companies, and a pro forma valuation analysis of the combined Archipelago/NYSE entity. Set forth below is a summary of the material financial analyses performed and material factors considered by Greenhill to arrive at its opinion. Greenhill performed certain procedures, including each of the financial analyses described below, and reviewed with the Archipelago board of directors and the senior management of Archipelago the assumptions upon which these analyses were based, as well as other factors. Although this summary describes the material analyses made by Greenhill in arriving at its opinion, it does not purport to describe all of the analyses performed or factors considered by Greenhill in this regard.

In connection with certain of the analyses discussed below, Greenhill selected a separate group of exchanges and trading companies, including certain electronic communications networks and specialist trading companies, for each of Archipelago and the NYSE, that engage in businesses reasonably comparable to those of Archipelago and the NYSE, respectively. None of the selected companies is identical to Archipelago or the NYSE. Accordingly, Greenhill’s analysis of the selected exchanges and trading companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of the operating statistics, trading multiples and other financial ratios and valuations of the selected exchanges and trading companies. In evaluating the comparable exchanges and trading companies, Greenhill made judgments and assumptions concerning industry performance, general business, economic, market and financial conditions and other matters. Greenhill also made judgments as to the relative comparability of these companies to Archipelago and the NYSE and judgments as to the relative comparability of the various valuation parameters with respect to the companies.

The preparation of an opinion regarding fairness is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Greenhill to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Greenhill was carried out in order to provide a different perspective on the financial terms of the proposed merger and add to the total mix of information available. Greenhill did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the merger consideration to be paid to the Archipelago stockholders. Rather, in reaching its conclusion, Greenhill considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Greenhill did not place particular reliance or weight on any particular analysis (and the order of analyses described below does not represent their relative importance or weight), but instead concluded that its analyses, taken as a whole, provided the basis for its determination. Accordingly, notwithstanding the separate factors summarized below, Greenhill believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the below analyses as a comparison is directly comparable to the NYSE, Archipelago or the mergers. In performing its analyses, Greenhill made numerous assumptions with respect to industry performance, business and economic conditions and other matters. Because the analyses performed by Greenhill are inherently subject to uncertainty, and are based upon numerous factors or events beyond the control of the parties or their respective advisors, these analyses are not necessarily indicative of future actual values or results, which may be significantly more or less favorable than suggested by these analyses. Consequently, none of Archipelago, the NYSE, NYSE Group, Greenhill or any other person assumes responsibility if future results are materially different from those suggested by these analyses. The analyses do not purport to be appraisals or to reflect the prices at which Archipelago could be sold in another transaction.

Some of the summaries of the financial analyses described below include information presented in tabular format. The tables must be read together with the full text of each summary and alone are not a complete description of Greenhill’s analyses.

Summary

The following tables summarize (1) the ranges of implied equity values per share for Archipelago on a stand-alone basis and (2) the ranges of implied equity values per share for Archipelago on a pro forma basis giving effect to the mergers based on the assumption that the equity value of Archipelago will represent 30% of the combined company following the mergers, in each case as derived by Greenhill from its financial analyses using the valuation methodologies described below. In order to have a better understanding of the financial analyses used by Greenhill, you should read these tables together with the description of the analyses set forth below and the qualifications and assumptions described above. These tables do not constitute a complete description of Greenhill’s financial analyses nor of its opinion.

Archipelago Stand-Alone

Valuation Methodology	Archipelago Stand-Alone Implied Equity Value Range Per Share
	High	Low
Comparable Company Analysis (management case)	$25.73	$21.44
Comparable Company Analysis (street case)	$20.37	$17.48
Discounted Cash Flow Analysis (management case)	$31.23	$25.87
Discounted Cash Flow Analysis (street case)	$19.65	$16.32
Research Analysts’ Price Targets	$24.00	$18.00

Archipelago Pro Forma

Valuation Methodology	Archipelago Pro Forma Implied Equity Value Range Per Share (1)
	High	Low
Comparable Company Analysis (2)	$21.25	$18.75
Higher Range Comparable Company Analysis (3)	$25.00	$22.50
Discounted Cash Flow Analysis	$32.00	$27.00

(1)	Based on the assumption that the equity value of Archipelago will represent 30% of the combined company following the merger.

(2)	Based on a trading multiple of 15x to 17x of 2006 estimated earnings for the combined company on a pro forma basis.

(3)	Based on a higher trading multiple of 18x to 20x of 2006 estimated earnings for the combined company on a pro forma basis. Greenhill also reviewed transaction multiples implied by, and premiums paid in, selected precedent transactions and found the implied equity value of Archipelago determined on the foregoing basis to be consistent with the transaction multiples paid in those precedent transactions.

Stand-Alone Valuations of Archipelago

Comparable Company Analysis. Greenhill reviewed the stock prices as a multiple of estimated earnings per share, commonly referred to as price to earnings ratios or trading multiples, of Archipelago and the following selected exchanges:

•	Chicago Mercantile Exchange Inc.;

•	Australian Stock Exchange Limited (ABN);

•	TSX Group Inc.;

•	Singapore Exchange Limited;

•	SFE Corporation Limited;

•	Hong Kong Exchanges & Clearing Limited;

•	London Stock Exchange plc;

•	Deutsche Börse Group;

•	Nasdaq Stock Market, Inc.;

•	Euronext N.V.; and

•	OMX AB

Greenhill also reviewed the trading multiples of the following selected trading companies:

•	Instinet, LLC;

•	LaBranche & Co. Inc.;

•	ICAP plc.;

•	MarketAxess Holdings Inc.;

•	GFI Group Inc.;

•	Knight Trading Group, Inc.; and

•	Investment Technology Group, Inc.

All multiples were based on closing stock prices on April 18, 2005, and estimated earnings for the years 2005 and 2006. Estimated financial data for the selected exchanges and trading companies were based on consensus estimates compiled by the Institutional Brokers’ Estimate System, referred to as I/B/E/S. Estimated financial data for Archipelago were based both on internal estimates of Archipelago’s management provided to Greenhill by Archipelago, referred to as the “management case,” and publicly available research analysts’ estimates, referred to as the “street case.” The street case estimates do not incorporate the then-pending acquisition by Archipelago of PCX Holdings, although the management case estimates do include this acquisition. Both the street case and management case estimates assumed that Archipelago would maintain its agency brokerage operation, Wave Securities.

Greenhill reviewed trading multiples for the years 2005 and 2006 for the selected exchanges and trading companies. Greenhill then applied a range of selected multiples derived from the selected exchanges and trading companies to corresponding financial data of Archipelago for the corresponding periods under each of the Archipelago management case and the street case and calculated equity value as a multiple of estimated earnings per share for the years 2005 and 2006. This analysis indicated the following implied equity value ranges for Archipelago:

	Implied Equity Value of Archipelago		Implied Equity Value of Archipelago Common Stock Per Share
	High	Low	High	Low
Management Case	$1,200 million	$1,000 million	$25.73	$21.44
Street Case	$950 million	$815 million	$20.37	$17.48

Greenhill also analyzed the enterprise value to sales and EBITDA ratios for the selected exchanges and trading companies. However, based on its analyses of the various trading metrics of the selected exchanges and trading companies, Greenhill primarily based its valuation of Archipelago on a multiple of price to earnings.

Discounted Cash Flow Analysis. Using discounted cash flow methodology, Greenhill calculated the present values of the estimated future levered cash flows for Archipelago, using the estimated future levered cash flows from the management case and street case. In this analysis, Greenhill assumed discount rates, or the average cost of equity, ranging from 13% to 15% and terminal trading multiples ranging from 13.0x to 15.0x the terminal year earnings in 2010. Greenhill determined the appropriate discount rate range based upon an analysis of the average cost of equity for selected trading companies and, to a lesser extent, selected exchanges. Greenhill calculated this average cost of equity by adding the risk-free rate of return to the product of Archipelago’s estimated Beta, which was calculated by taking the average Beta for the selected trading companies and adjusted for differences in capital structure between these companies and Archipelago, and the equity market risk premium. Greenhill selected the terminal trading multiples for Archipelago that it deemed appropriate based on its expertise and judgment regarding comparable trading companies and exchanges. Greenhill then aggregated (1) the net present value of the estimated future levered cash flows over the years 2005 through 2009 with (2) the present value of the range of terminal values. This analysis indicated the following implied equity value ranges for Archipelago:

	Implied Equity Value of Archipelago		Implied Equity Value of Archipelago Common Stock Per Share
	High	Low	High	Low
Management Case	$1,457 million	$1,207 million	$31.23	$25.87
Street Case	$916 million	$761 million	$19.65	$16.32

Research Analysts’ Price Targets Analysis. Greenhill reviewed and analyzed, and the table below presents, future public market trading price targets for Archipelago common stock prepared and published by equity research analysts during the period between January 5, 2005 and April 1, 2005. These targets reflect each analyst’s estimate of the future public market trading price of Archipelago common stock at the end of the 12-month period beginning the date of each of the respective research reports.

Research Firm	Date	Target Share Price ($)
Piper Jaffray	April 1, 2005	$20.00
Keefe, Bruyette & Woods	March 2, 2005	$22.50
Jefferies	January 24, 2005	$18.00
Bear Stearns	January 24, 2005	$19.26
Piper Jaffray	January 21, 2005	$24.00
Piper Jaffray	January 5, 2005	$24.00
Jefferies	January 5, 2005	$18.00

The stock price of the Archipelago common stock between Archipelago’s initial public offering on August 12, 2004 and April 18, 2005 ranged from $11.50 to $22.90.

Stand-Alone Valuations of the NYSE

Comparable Company Analysis. Greenhill reviewed certain characteristics of the selected exchanges listed above under “Opinion of Archipelago’s Financial Advisor—Stand-Alone Valuations of Archipelago,” and determined, based on structure, revenue profile and other considerations, that the following exchanges (which we refer to as the “Comparable Exchanges”) were most comparable to the NYSE:

•	Deutsche Börse Group

•	Euronext N.V.

•	London Stock Exchange plc

Greenhill reviewed trading multiples for 2006 for the Comparable Exchanges. Such multiples were based on closing stock prices on April 18, 2005, and estimated earnings for 2006. Estimated financial data for the selected exchanges were based on consensus estimates compiled by the I/B/E/S. Greenhill then applied a range of selected multiples derived from the Comparable Exchanges to corresponding financial data of the NYSE. Estimated financial data for the NYSE were based on internal estimates of the NYSE provided to Greenhill by the NYSE, which assumed the internal expense reductions proposed by the NYSE prior to the announcement of the merger. This comparable company analysis indicated an implied equity value for the NYSE of between $2,152 million and $2,439 million.

Greenhill also analyzed the enterprise value to sales and EBITDA ratios for the selected exchanges and trading companies. However, based on its analyses of the various trading metrics of the selected exchanges and trading companies, Greenhill primarily based its valuation of Archipelago on a multiple of price to earnings.

Discounted Cash Flow Analysis. Using discounted cash flow methodology, Greenhill calculated the present values of the estimated future levered cash flows for the NYSE. In this analysis, Greenhill assumed discount rates ranging from 10% to 12% and terminal trading multiples ranging from 15.0x to 17.0x. Greenhill determined the appropriate discount rate range based upon an analysis of the average cost of equity for the Comparable Exchanges. Greenhill calculated this average cost of equity by adding the risk-free rate of return to the product of the NYSE’s estimated Beta, which was calculated by taking the average Beta for the selected exchanges and adjusted for differences in capital structure between these companies and the NYSE, and the equity market risk premium. Greenhill selected the terminal trading multiples for the NYSE that it deemed appropriate based on its expertise and judgment regarding the Comparable Exchanges. Greenhill then aggregated (1) the net present value of the estimated future levered cash flows over the years 2005 through 2009 (based on the NYSE management’s internal forecast provided to Greenhill by the NYSE) with (2) the present value of the range of terminal values. The equity value of the NYSE resulting from this discounted cash flow analysis ranged from $2,783 million to $3,336 million.

Other. Greenhill noted that the most recent sale of a seat on the NYSE, prior to the delivery by Greenhill of its opinion, was on April 15, 2005, for a purchase price of $1.6 million. Based on this price, Greenhill calculated the implied equity value for the NYSE to be $2,186 million. Greenhill also noted that the price for a seat on the NYSE during the five-year period prior to April 20, 2005 ranged from $2.6 million to $975,000 and during the one-year period prior to April 20, 2005 ranged from $1.6 million to $975,000.

Relative Valuation

Contribution Analysis. Greenhill reviewed specific historical and estimated future operating and financial data, including, among other things, net revenues, operating income and net income, for Archipelago, using the management and the street cases, and for the NYSE, using management estimates. Greenhill then performed a contribution analysis, calculating the percentage of the estimated net revenues, operating income and net income that would be contributed by each of Archipelago (using the management case) and the NYSE (using management estimates) to a combined Archipelago/NYSE company for the years 2005 through 2007. This analysis assumed with respect to the NYSE, the completion of its internal expense reductions proposed by the NYSE prior to the announcement of the merger in the manner and to the full extent so proposed, and also assumed, with respect to Archipelago, the inclusion of Wave Securities, which is proposed to be divested by Archipelago following completion of the merger, and the inclusion of PCX Holdings, which was proposed to be acquired by Archipelago. The following table sets forth the results of this analysis:

	NYSE	Archipelago
Net Revenues for the Following Years: (1)
2005	80%	20%
2006	77%	23%
2007	74%	26%

Operating Income for the Following Years: (2)
2005	34%	66%
2006	63%	37%
2007	62%	38%

Net Income for the Following Years: (3)
2005	45%	55%
2006	66%	34%
2007	65%	35%

(1)	Net revenues for the NYSE equals total revenues less Section 31 fees. Net revenues for Archipelago equals total revenues less (a) the costs of providing liquidity, (b) routing fees and (c) clearance, brokerage and exchange fees. The decrease in the NYSE’s contribution and concurrent increase in Archipelago’s contribution to net revenues in 2005-2007 reflect the assumptions that (a) the NYSE’s share of trading volume of NYSE-listed securities will decrease over this period, (b) Archipelago’s share of trading volume of NYSE-listed securities and OTC securities will increase over this period, and (c) Archipelago’s net revenue from new products will increase over this period.

(2)	The increase in the NYSE’s contribution and concurrent decrease in Archipelago’s contribution to operating income in 2006 reflect the assumption that, based on 2005 budgets, anticipated cost savings of $100 million in 2005-2006 and additional cost savings of $100 million in 2007 would be realized primarily by the NYSE on a standalone basis on the assumption that the NYSE would operate on a for-profit basis. In addition, the relative contributions to operating income in 2007 reflect the anticipated increase in Archipelago’s share of trading of listed securities and OTC securities as well as the generation of operating income from growth in new products.

(3)	The increase in the NYSE’s contribution and concurrent decrease in Archipelago’s contribution to net income in 2006 reflect the assumption that, based on 2005 budgets, anticipated cost savings of $100 million in 2005-2006 and additional cost savings of $100 million in 2007 would be realized primarily by the NYSE on a standalone basis on the assumption that the NYSE would operate on a for-profit basis. In addition, the relative contributions to net income in 2007 reflect the anticipated increase in Archipelago’s share of trading of listed securities and OTC securities as well as the generation of net income from growth in new products.

Market Based Contribution Analysis. Greenhill performed a market based contribution analysis by calculating the respective percentage of the sum of the two market capitalizations that would be contributed by each of the NYSE and Archipelago to a combined Archipelago/NYSE company. Greenhill determined a range of market capitalizations for the NYSE, based on trading multiples for estimated 2006 earnings per share of 15.0x to 17.0x, which range was primarily derived from the trading multiples of the Comparable Exchanges. Greenhill determined a range of market capitalizations for Archipelago, based on the market price of Archipelago common stock for certain dates and time periods. The hypothetical split between implied values of Archipelago and the NYSE using this analysis is as follows:

Market Price of Archipelago common stock	NYSE			Archipelago
	15x	16x	17x
April 18, 2005	73%	75%	76%	27%	25%	24%
30-Day Average prior to April 18, 2005	72%	74%	75%	28%	26%	25%
60-Day Average prior to April 18, 2005	72%	73%	74%	28%	27%	26%
90-Day Average prior to April 18, 2005	71%	73%	74%	29%	27%	26%
Average price between Archipelago’s initial public offering and April 18, 2005	72%	74%	75%	28%	26%	25%

Greenhill also performed the same market based contribution analysis, reducing the NYSE market capitalization to reflect the payment by the NYSE of the cash portion of the merger consideration payable to the NYSE members at the closing of the mergers. The hypothetical split between implied values of Archipelago and the NYSE using this analysis is as follows:

Market Price of Archipelago common stock	NYSE			Archipelago
	15x	16x	17x
April 18, 2005	69%	71%	72%	31%	29%	28%
30-Day Average prior to April 18, 2005	68%	70%	71%	32%	30%	29%
60-Day Average prior to April 18, 2005	67%	69%	70%	33%	31%	30%
90-Day Average prior to April 18, 2005	67%	69%	70%	33%	31%	30%
Average price between Archipelago’s initial public offering and April 18, 2005	68%	70%	71%	32%	30%	29%

Relative Discounted Cash Flow Valuation. Greenhill performed a relative discounted cash flow valuation analysis showing the percentage the implied equity value of the combined company contributed by Archipelago and the NYSE by adding the stand-alone discounted cash flow valuations of each of the NYSE and Archipelago discussed above. Based on this analysis, in each case the relative discounted cash flow valuation implies a split between the NYSE and Archipelago of 70% and 30%, respectively.

Pro Forma Combined Company Valuation

Greenhill analyzed certain financial data on a pro forma basis for Archipelago and the NYSE as a combined company following the merger. This pro forma analysis assumed, among other things, that, prior to the closing of the proposed merger between Archipelago and the NYSE, (1) the acquisition of PCX Holdings, the parent company of the Pacific Exchange, by Archipelago will be completed, (2) Wave Securities will be divested, (3) implementation of internal expense reductions proposed by the NYSE prior to the announcement of the merger, (4) the benefit of certain mutually agreed upon transaction synergies, and (5) for purposes of determining the implied value of the shares of Archipelago common stock, that the equity value of Archipelago will represent 30% of the combined company equity following the merger.

Comparable Company Analysis. Greenhill reviewed certain characteristics of the selected exchanges and trading companies listed above under “Opinion of Archipelago’s Financial Advisor—Stand-Alone Valuations of Archipelago,” and although Greenhill believed that the combination of Archipelago and the NYSE would not be directly comparable to any of those trading companies or exchanges, Greenhill determined, based on structure, revenue profile and other considerations, that the Comparable Exchanges would provide a reasonable basis of comparison to the combined company on a pro forma basis.

Greenhill reviewed trading multiples for 2006 for the Comparable Exchanges. Such multiples were based on the respective closing stock prices of the Comparable Exchanges on April 18, 2005. Estimated financial data for the selected exchanges were based on consensus estimates compiled by I/B/E/S. Estimated financial data for the combined company on a pro forma basis were based on internal estimates prepared by the respective managements of Archipelago and the NYSE and provided to Greenhill. Applying a range of selected multiples for estimated 2006 earnings per share of 15x to 17x derived from the Comparable Exchanges to corresponding financial data of the combined company on a pro forma basis, Greenhill calculated an implied equity value for the combined company on a pro forma basis of between $2,915 million and $3,303 million, or, assuming the equity value of Archipelago will represent 30% of the combined company following the merger with the NYSE, an implied equity value per share of Archipelago common stock of between $18.75 and $21.25.

Based on industry research and Greenhill’s own analysis of the profile and characteristics of the combined Archipelago/NYSE company on a pro forma basis, Greenhill also applied trading multiples for estimated 2006 earnings per share of 18x to 20x, which were higher than those derived from the Comparable Exchanges. One source of this research was representatives from Goldman Sachs Capital Markets. As noted under “The Mergers—Background of the Mergers” and “The Mergers—Certain Relationships and Related-Party Transactions—Relationships with Goldman Sachs,” Goldman Sachs was separately engaged by both Archipelago and the NYSE to facilitate exploring a potential transaction between Archipelago and the NYSE and served as lead underwriter in the initial public offering of Archipelago in August 2004. Based on its knowledge and experience in connection with valuing exchanges and trading companies and assuming that the strategic rationales for the merger were effectively communicated along with a credible plan to achieve 2006 forecast earnings and beyond, Goldman Sachs Capital Markets estimated that the combined company would be valued based on trading multiples of 18x to 20x. Based on this view and other factors, including the combined company’s market position and growth prospects, Greenhill applied this range of multiples to the 2006 estimated earnings for the combined Archipelago/NYSE company on a pro forma basis. This analysis indicated an implied equity value for the combined company on a pro forma basis of between $3,497 million and $3,886 million or, assuming the equity value of Archipelago will represent 30% of the combined company following the merger, an implied equity value per share of Archipelago common stock of between $22.50 and $25.00.

Precedent Transaction Analysis. In light of the ownership structure and other characteristics of the NYSE, the number of precedent transactions that are potentially comparable to the merger between Archipelago and the NYSE are limited. Greenhill nevertheless analyzed the transaction multiples implied by, and the premiums paid in, the following selected transactions because Greenhill believed that they would provide the best available comparison to the proposed merger between Archipelago and the NYSE:

•	Instinet Corp./ The Island ECN, Inc.—a/k/a Inet ATS, Inc.

•	Euronext N.V./ LIFFE

•	Deutsche Börse Group/ Clearstream International Products Ltd.

•	Intercontinental Exchange Inc./ International Petroleum Exchange of London Limited

Using the range of implied equity values per share of Archipelago common stock of between $22.50 and $25.00 determined by Greenhill, as described above under “Opinion of Archipelago’s Financial Advisor—Pro Forma Combined Company Valuation—Comparable Company Analysis,” and Archipelago’s estimated 2005 earnings, Greenhill calculated multiples for Archipelago on a stand-alone basis of between 20.6x and 22.9x. Further, based on this implied equity values per share, the implied premiums to Archipelago stockholders over the market price of Archipelago common stock on April 18, 2005, which was $16.75, were between 34% and 49%. In each case, these figures are consistent with the comparable figures in the selected precedent transactions.

Discounted Cash Flow. Using discounted cash flow methodology, Greenhill calculated the present values of the estimated future levered cash flows for the combined company on a pro forma basis, using the estimated future levered cash flows provided by NYSE management and Archipelago management. In this analysis, Greenhill assumed discount rates ranging from 11% to 13% and terminal trading multiples ranging from 15.0x to 17.0x. Greenhill determined the appropriate discount rate range based upon an analysis of the average cost of equity for the Comparable Exchanges. Greenhill calculated this average cost of equity by adding the risk-free rate of return to the product of estimated combined company Beta, which was calculated by taking the average Beta for the universe of exchange companies and trading companies and adjusted for differences in capital structure between these companies and combined company, and the equity market risk premium. Greenhill selected the terminal trading multiples for the combined company on a pro forma basis that it deemed appropriate based on its expertise and judgment regarding exchanges and trading companies. Greenhill aggregated (1) the net present value of the estimated future levered cash flows of the combined company over the years 2005 through 2009 with (2) the present value of the range of terminal values. The equity value resulting from this discounted cash flow analysis ranged from $4,155 million to $4,970 million.

Engagement of Greenhill

Archipelago hired Greenhill based on its qualifications and expertise in providing financial advice to companies and on its reputation as a nationally recognized investment banking firm. Greenhill had no prior material relationship with Archipelago or the NYSE within the past two years. Pursuant to the engagement letter between Archipelago and Greenhill, Greenhill received from Archipelago a fee of $2 million. This fee is not contingent on the consummation of the merger. In addition, Archipelago has agreed to reimburse Greenhill for certain out-of-pocket expenses incurred by it in connection with its engagement and will indemnify Greenhill against certain liabilities that may arise out of its engagement, including certain liabilities under federal securities laws. Shares of common stock of Greenhill’s parent company, Greenhill & Co. Inc., are listed on the NYSE. In that regard, Greenhill & Co., Inc. has paid in the past, and currently pays, regular listing fees to the NYSE pursuant to a standard listing agreement. This relationship between NYSE and Greenhill is also described under “The Mergers—Certain Relationships and Related-Party Transactions.” Greenhill does not own any shares of Archipelago common stock nor does it own a seat on the NYSE.

Interests of Officers and Directors in the Mergers

Interests of the NYSE Directors and Executive Officers

In considering the recommendation of the NYSE board of directors to vote for the proposal to approve and adopt the merger agreement, the NYSE members should be aware that members of the NYSE board of directors and its executive management have relationships, agreements or arrangements that provide them with interests in the mergers that may be in addition to or different from those of the NYSE members. The NYSE board of directors was aware of these relationships, agreements and arrangements during its deliberations on the merits of the mergers and in making its decision to recommend to the NYSE members that they vote to approve and adopt the merger agreement. See “The Mergers—The NYSE’s Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors.”

NYSE Group Directors. Pursuant to the terms of the merger agreement, all of the directors of the NYSE immediately prior to the mergers (including the chief executive officer of the NYSE) will be among the initial directors of the NYSE Group board of directors after the mergers. The NYSE directors (other than employees) who serve on the NYSE Group board of directors are expected to be compensated for their services in that capacity in accordance with a customary director compensation policy. Mr. Thain is also expected to be a director of NYSE Group. For further information, see “Directors and Management of NYSE Group After the Mergers—Compensation of Directors and Other Managers.”

NYSE Group Management. The merger agreement provides that the NYSE’s chief executive officer immediately prior to the consummation of the mergers (which is expected to be John A. Thain) will be the chief executive officer of NYSE Group after the mergers. Mr. Thain is also a director of the NYSE and is expected to be a director of NYSE Group after the mergers. In addition, other members of NYSE management are expected to serve in senior management positions at NYSE Group, including Catherine R. Kinney, who is expected to be president and co-chief operating officer of NYSE Group after completion of the mergers. For further information, see “Directors and Management of NYSE Group After the Mergers.” In addition, under the merger agreement, the NYSE has the right to issue or reserve for issuance to NYSE employees up to 3.5% of the total number of shares of NYSE Group common stock issued and outstanding upon completion of the mergers. Under this provision, the NYSE has decided to reserve for issuance to current NYSE employees 1,223,990 shares of NYSE Group common stock, which will represent approximately 0.78% of the issued and outstanding NYSE Group common stock upon completion of the mergers. The aggregate number of shares of NYSE Group common stock issued in the mergers to the NYSE members (together with the aggregate shares reserved for issuance to current NYSE employees) will equal 70% of the NYSE Group common stock issued and outstanding at the time of completion of the mergers, on a diluted basis, as described under “The Mergers—General.”

Prior to becoming chief executive officer of the NYSE, Mr. Thain held various positions at Goldman Sachs and held, and may continue to hold, significant holdings of Goldman Sachs equity securities, which are currently held in a blind trust. See “Certain Relationships and Related-Party Transactions—Relationships with Goldman Sachs.”

Indemnification and Insurance. The merger agreement provides that, upon completion of the mergers, NYSE Group will, to the fullest extent permitted by law, indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of the NYSE and its subsidiaries to the same extent those individuals were entitled to indemnification or advancement of expenses under the NYSE certificate of incorporation and constitution. To this end, the NYSE Group certificate of incorporation and bylaws will include provisions relating to indemnification of officers, directors and employees that are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions in the current NYSE certificate of incorporation and constitution.

The merger agreement also provides that NYSE Group will maintain for a period of six years after completion of the mergers the current directors’ and officers’ liability insurance policies maintained by the NYSE, or policies with the same coverage and containing terms and conditions that are no less advantageous to the insured in the aggregate, with respect to claims arising from facts or events that occurred on or before the completion of the mergers, although NYSE Group will not be required to make annual premium payments in excess of 175% of the annual premiums currently paid by the NYSE for directors’ and officers’ liability insurance. Instead, NYSE Group may, at its option, purchase a six-year “tail” prepaid policy on the same terms and conditions and subject to the same annual premium expenditure limitation.

Interests of the Archipelago Directors and Executive Officers

In considering the recommendation of the Archipelago board of directors to vote for the proposal to approve and adopt the merger agreement, Archipelago stockholders should be aware that members of the Archipelago board of directors and members of Archipelago’s management team have relationships, agreements or arrangements that provide them with interests in the mergers that may be in addition to or differ from those of Archipelago’s stockholders. The Archipelago board of directors was aware of these relationships, agreements and arrangements during its deliberations on the merits of the mergers and in making its decision to recommend to the Archipelago stockholders that they vote to approve and adopt the merger agreement. See “The Mergers—Archipelago’s Reasons for the Mergers; Recommendation of the Mergers by the Archipelago Board of Directors.”

NYSE Group Directors. Pursuant to the terms of the merger agreement, Archipelago may designate up to 3 of the initial members of the NYSE Group board of directors after the mergers. Archipelago designees who serve on the NYSE Group board of directors are expected to be compensated for their services in that capacity in accordance with a customary director compensation policy. For further information, see “Directors and Management of NYSE Group After the Mergers” below.

NYSE Group Management. Certain members of Archipelago management are expected to serve in senior management positions at NYSE Group. Specifically, Archipelago’s current chief executive officer, Gerald D. Putnam, is expected to serve as a president and co-chief operating officer of NYSE Group. In addition, Archipelago’s current chief financial officer, Nelson Chai, and its current general counsel, Kevin J.P. O’Hara, are expected to serve as NYSE Group’s chief financial officer and co-general counsel, respectively, after the mergers. For further information, see “Directors and Management of NYSE Group After the Mergers.”

Archipelago Employment and Change-of-Control Agreements. Archipelago has in place an employment agreement with Mr. Putnam, which provides that if Mr. Putnam’s employment is terminated by Archipelago other than for cause or disability, or if Mr. Putnam terminates his employment for good reason, Archipelago will provide Mr. Putnam with:

•	a lump sum cash payment equal to the sum of (1) Mr. Putnam’s accrued base salary through his termination date, to the extent unpaid, plus (2) a prorated bonus for the year in which the termination date occurs, to the extent unpaid;

•	a lump sum cash payment equal to three times (1) Mr. Putnam’s annual base salary plus (2) Mr. Putnam’s average annual bonus for the two years preceding the year in which Mr. Putnam’s employment is terminated;

•	36 months of medical and dental benefits to Mr. Putnam, his spouse and eligible dependents, provided that these benefits will be secondary to any other coverage obtained by Mr. Putnam;

•	immediate vesting of stock options or other equity awards; and

•	any other benefits that Mr. Putnam is eligible to receive under any of Archipelago’s plans or programs.

If Mr. Putnam becomes subject to an excise tax for excess parachute payments, Archipelago will make a gross-up payment to him to compensate him for this tax liability.

Archipelago has entered into change-of-control severance agreements with its executive officers, including Mr. Chai, Michael Cormack, Matthew Gelber, Joseph Lombard, Mr. O’Hara and Steven Rubinow. The agreements provide that if, within one year following a change of control or in certain limited circumstances prior to a change of control, Archipelago terminates the executive officer’s employment other than for cause or the executive officer terminates his employment for good reason, Archipelago will provide the executive officer the following severance benefits:

•	a lump sum cash payment equal to the sum of (1) the executive officer’s accrued base salary through his termination date and any bonuses that have become payable, to the extent unpaid or deferred, (2) a prorated bonus for the year in which the termination date occurs, reduced by any amounts paid from Archipelago’s annual incentive plan for such year and (3) any previously deferred compensation (other than pursuant to a tax-qualified plan) and any accrued vacation pay, to the extent unpaid;

•	a lump sum cash payment, which will not be less than $1,500,000 in the case of Messrs. Chai, Cormack, O’Hara and Rubinow, $1,200,000 in the case of Mr. Lombard, or $1,100,000 in the case of Mr. Gelber, equal to two times the sum of (1) the executive officer’s highest annual base salary during the 12-month period preceding the executive officer’s termination date plus (2) the executive officer’s bonus for the year preceding the change of control;

•	24 months of medical, dental, accident, disability and life insurance benefits for the executive officer and his dependents, provided that these benefits will be secondary to coverage provided by another employer;

•	accelerated vesting of any previously granted stock options or stock awards, and half of all unexercised stock options as of the termination date will remain exercisable until one year after the date of termination and the remaining half will remain exercisable until two years after the termination date;

•	accelerated vesting of all contributions by Archipelago to any tax qualified pension plans if permitted by law; if not permitted by law, an additional lump sum payment equal to the sum of the then unvested portions of all of these contributions; and

•	outplacement services with a cost of up to $20,000 for a period of up to 12 months.

In addition, if the executive officer becomes subject to an excise tax for excess parachute payments, Archipelago will make a gross-up payment to him to compensate him for this tax liability.

Archipelago Stock Options and Restricted Stock Units. Upon the completion of the Archipelago merger, each option to purchase shares of Archipelago common stock (whether vested or unvested) will be converted into the right to purchase an equivalent number of shares of NYSE Group common stock at an exercise price per share equal to the exercise price per share of the Archipelago common stock subject to the option before the mergers and will continue to be governed by its applicable terms.

Upon the completion of the Archipelago merger, each Archipelago restricted stock unit (whether vested or unvested) shall be converted into a restricted stock unit to acquire an equivalent number or value of NYSE Group common stock and will continue to be governed by its applicable terms.

Unvested Archipelago restricted stock units held by Archipelago directors will accelerate in full upon the completion of the mergers and will be delivered upon the director’s resignation from the Archipelago board of directors. Unvested Archipelago stock options and restricted stock units held by executive officers and employees will fully vest if the executive officer or employee is terminated without cause or the executive officer or employee terminates his employment for good reason during the eighteen months after the completion of the mergers. As of the date of this document, the Archipelago non-employee directors, as a group, hold 43,744 unvested restricted stock units and Mr. Putnam holds 459,867 unvested stock options and 135,893 unvested restricted stock units; Mr. Chai holds 136,481 unvested stock options and 52,906 unvested restricted stock units; Mr. Cormack holds 136,481 unvested stock options and 52,906 unvested restricted stock units; Mr. O’Hara holds 136,481 unvested stock options and 52,906 unvested restricted stock units; Mr. Rubinow holds 136,481 unvested stock options and 52,906 unvested restricted stock units; Mr. Haller holds 84,614 unvested stock options and 22,820 unvested restricted stock units; Mr. Lombard holds 67,048 unvested stock options and 30,995 unvested restricted stock units; and Mr. Gelber holds 12,749 unvested restricted stock units. In connection with finalizing the Archipelago fully-diluted share amount under the merger agreement, for the purpose of determining the number of shares of NYSE Group common stock to be issued to NYSE members in the mergers, the remaining restricted stock units that were scheduled to be granted to the Archipelago directors, executive officers and other employees in the fourth quarter of 2005 were granted on November 1, 2005. The restricted stock unit grants to the executive officers were made at the target equity dollar amount established by the Archipelago compensation committee in March 2005.

For additional information about options and restricted stock units held by certain Archipelago directors and executives, see Archipelago’s proxy statement for its 2005 annual meeting of stockholders and for additional information on the effect of the Archipelago merger on stock options and other equity-based awards held by the Archipelago directors and executives, see “The Merger Agreement—Merger Consideration Received by Archipelago Stockholders—Treatment of Archipelago Options and Awards.”

Archipelago Executive Election. Archipelago executive officers with employment agreements or change-of-control severance agreements may elect, prior to the completion of the mergers, to waive the “double trigger” vesting provisions relating to the payment of severance and the acceleration of the executive’s stock options and restricted stock units upon a termination of employment following the completion of the mergers, in exchange for a cash payment equal to the severance amount (including gross-up payments attributable to any excess parachute payment excise taxes) that would be payable to the executive under the employment agreement or change-of-control severance agreement had the executive been terminated without cause immediately after the completion of the mergers (but assuming no accelerated equity vesting). We refer to these payments as “electing holder payments.”

If the Archipelago executive does not make this election to waive the “double trigger” vesting provision, the executive’s employment agreement or change-of-control severance agreement, as applicable, and the accelerated vesting provisions applicable to the executive’s stock options and restricted stock units, will remain in place following the completion of the mergers in accordance with their existing terms. We refer to the full amount of potential cash severance or change-of-control payments (including gross-up payments attributable to any excess parachute payment excise taxes solely in respect of the cash severance) that could become due (but assuming no accelerated equity vesting) under these employment agreements or change-of-control severance agreements as the “potential non-electing holder payments.”

The NYSE and Archipelago agreed in the merger agreement that the NYSE and Archipelago would treat each executive’s electing holder payments or the potential non-electing holder payments, as the case may be, as having been paid prior to the time that Archipelago’s net cash is calculated (and therefore would reduce Archipelago’s net cash) for purposes of calculating the amount of permitted dividend, if any, that the NYSE or Archipelago is permitted to pay to its members or stockholders, respectively, and for purposes of determining whether Archipelago has satisfied the closing condition that it have at least $120 million of cash at closing. See “The Merger Agreement—Calculation of Net Cash” and “The Merger Agreement—Benefits Matters.” Using historical bonus amounts, as of the date of this document, and assuming that the mergers are completed in the first quarter of 2006, Archipelago’s net cash for this purpose is expected to be reduced by about $19 million as a result of the electing holder payments and potential non-electing holder payments.

Prorated Annual Bonus. At the time of completion of the mergers, NYSE Group will pay executive officers in the Archipelago management annual bonus plan who remain employed through the completion of the mergers a prorated annual bonus for the year in which the mergers become effective, based on an annual bonus amount for that year as reasonably determined in good faith by the compensation committee of the Archipelago board of directors and consistent with past practice.

Indemnification and Insurance. The merger agreement provides that, upon completion of the mergers, NYSE Group will, to the fullest extent permitted by law, indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of Archipelago and its subsidiaries to the same extent that those individuals were entitled to indemnification or advancement of expenses under the Archipelago certificate of incorporation, bylaws and indemnification agreements. To this end, the NYSE Group certificate of incorporation and bylaws will include provisions relating to indemnification of officers, directors and employees that are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions in the current Archipelago certificate of incorporation and bylaws.

The merger agreement also provides that NYSE Group will maintain for a period of six years after completion of the mergers the current directors’ and officers’ liability insurance policies maintained by Archipelago or policies with the same coverage and containing terms and conditions that are no less advantageous to the insured in the aggregate, with respect to claims arising from facts or events that occurred on or before the completion of the mergers, although NYSE Group will not be required to make annual premium payments in excess of 175% of the annual premiums currently paid by Archipelago for directors’ and officers’ liability insurance. Alternatively, NYSE Group may at its option purchase instead a six-year “tail” prepaid policy on the same terms and conditions and subject to the same annual premium expenditure limitation.

Certain Relationships and Related-Party Transactions

Relationships with Goldman Sachs

Goldman Sachs was hired by both the NYSE and Archipelago to facilitate discussions of a possible transaction between the NYSE and Archipelago.

The parent company of Goldman Sachs, The Goldman Sachs Group, Inc., is a NYSE-listed company and indirectly holds 21 NYSE memberships and leases an additional 92 NYSE memberships. As of December 31, 2004, the date of the most recent Schedule 13G filed by The Goldman Sachs Group, Inc., and its affiliated entities with respect to Archipelago common stock, The Goldman Sachs Group, Inc. also indirectly owned approximately 7.3 million shares, or approximately 15.5%, of Archipelago’s outstanding common stock through entities controlled by The Goldman Sachs Group, Inc. Concurrently with the signing of the merger agreement, the NYSE entered into a support and lock-up agreement with certain investment entities affiliated with The Goldman Sachs Group, Inc. Pursuant to this support and lock-up agreement, these subsidiaries agreed, among other things and subject to limited exceptions:

•	to vote their shares of Archipelago common stock in favor of approving and adopting the merger agreement;

•	to vote a certain portion of their shares of Archipelago common stock against alternative acquisition proposals for up to 15 months in the event that the merger agreement is terminated under circumstances in which either the NYSE or Archipelago has to pay the other party termination fees and expense reimbursement;

•	not to transfer their shares of Archipelago common stock until the completion of the mergers or the termination of the merger agreement; and

•	if the merger is completed, not to transfer, for certain fixed periods and subject to certain exceptions, the shares of NYSE Group common stock that they receive in the mergers.

For a more detailed discussion of the support and lock-up agreements, see “Support and Lock-Up Agreements.”

Henry M. Paulson, Jr., chairman of the board of directors and chief executive of The Goldman Sachs Group, Inc., currently serves on the NYSE board of executives and served on the NYSE board of directors from June 1999 to December 2003. Duncan Niederauer, now a managing director of The Goldman Sachs Group, Inc. and previously co-chief executive officer of Goldman Sachs Execution & Clearing, L.P. (which was formerly known as Spear, Leeds & Kellogg L.P., and is now a subsidiary of The Goldman Sachs Group, Inc.), served on the board of managers of Archipelago Holdings, L.L.C., the predecessor of Archipelago, from March 2002 until his resignation on February 27, 2004, and, thereafter, Mr. Niederauer served as an observer to Archipelago’s board of managers in a non-voting capacity until Archipelago’s conversion to a Delaware corporation on August 11, 2004.

In addition, both the NYSE and Archipelago have entered into various commercial arrangements with certain subsidiaries and affiliates of The Goldman Sachs Group, Inc., including, without limitation, performing financial advisory and investment banking services for Archipelago for which Goldman Sachs has received fees, commissions or other payments. In August 2004, Goldman Sachs served as lead underwriter in the initial public offering of Archipelago common stock. Goldman Sachs Execution & Clearing, L.P. also serves as a specialist for some NYSE-listed companies and performs certain clearing and technical services for Archipelago.

John A. Thain, chief executive officer of the NYSE, held various positions at Goldman Sachs before becoming the chief executive officer of the NYSE. Mr. Thain was president and chief operating officer of The Goldman Sachs Group, Inc. from July 2003 until January 2004 and was president and co-chief operating officer from May 1999 through June 2003. Mr. Thain had been a director of The Goldman Sachs Group, Inc. since 1998. He was president and co-chief operating officer of The Goldman Sachs Group, L.P., the predecessor of the Goldman Sachs Group, Inc., in 1999. From 1994 to 1999, he served as chief financial officer and head of operations, technology and finance. From 1995 to 1997, he was also co-chief executive officer for European operations.

At the time that he accepted the position of chief executive officer of the NYSE, Mr. Thain also had significant holdings of Goldman Sachs equity securities. Mr. Thain disclosed his then existing equity securities holdings to the NYSE in a letter agreement with the NYSE. Consistent with his responsibilities under the NYSE Officers’ and Employees’ Statement of Business Conduct and Ethics, the letter agreement reiterates his obligation to recuse himself from matters pertaining to Goldman Sachs. The NYSE employee ethics statement also precludes employees from owning equity securities of member organizations and requires new employees to divest any such securities within six months of employment. The NYSE board of directors determined to waive the divestiture requirement and, instead, to require Mr. Thain to place the securities in a blind trust. As a result of the blind trust, neither Mr. Thain nor the NYSE board of directors has knowledge of Mr. Thain’s current holdings, if any, of Goldman Sachs equity securities.

Mr. Thain, given his prior employment with Goldman Sachs, recused himself from involvement in negotiating the terms of Goldman Sachs’ engagement in facilitating a possible transaction with Archipelago. That responsibility fell to other senior executives of the NYSE, subject to the ultimate approval of John S. Reed, then the chairman of the NYSE board of directors. See “The Mergers—Background of the Mergers.” The NYSE and Archipelago were aware of these relationships at the time that they hired Goldman Sachs to facilitate the transaction and, therefore, agreed on appropriate limits regarding Goldman Sachs’ role in the transaction. For a discussion, see “The Mergers—Background of the Mergers.” For more information on this relationship, see “Risk Factors—Risks Relating to the Mergers—Goldman Sachs may have interests in the mergers that are different from, or in addition to or in conflict with, the interests of the NYSE and Archipelago, respectively.”

Relationships with Lazard

The NYSE hired Lazard to render an opinion regarding the fairness of the consideration to be received by the NYSE members in the proposed mergers. See “The Mergers—Opinion of the NYSE’s Financial Advisor.” Shares of Lazard Ltd, the parent company of Lazard, are listed on the NYSE. At the time of the preparation of Lazard’s opinion, shares of Lazard Ltd were not listed on the NYSE, but Lazard Ltd’s initial public offering and listing on the NYSE was imminent. In addition, Lazard’s initial public offering was underwritten by a syndicate led by Goldman, Sachs & Co., and Wachtell, Lipton, Rosen & Katz, counsel to the NYSE, was serving as counsel to Lazard in connection with the initial public offering. Lazard Capital Markets LLC, an entity owned in large part by managing directors of Lazard, is the beneficial owner of one NYSE membership. In the ordinary course of its business, Lazard, Lazard Capital Markets LLC and their affiliates may from time to time effect transactions and hold securities, including derivative securities, of Archipelago for their own account and for the accounts of their respective customers, and, accordingly, may at any time hold a long or short position in these securities. The NYSE believes that these interests and relationships of Lazard did not present a conflict of interest that affected Lazard’s judgment in rendering a fairness opinion. For more information on this relationship, see “Risk Factors—Risks Relating to the Mergers—The NYSE and Archipelago’s respective financial advisors may have interests in the mergers that are different from, or in addition to or in conflict with, the interests of the NYSE and Archipelago, respectively.”

Relationships with Greenhill

Archipelago hired Greenhill to render an opinion regarding the fairness of the consideration to be received by the Archipelago stockholders in the proposed mergers. See “The Mergers—Opinion of Archipelago’s Financial Advisor.” Shares of common stock of Greenhill’s parent company, Greenhill & Co. Inc., are listed on the NYSE. In that regard, Greenhill & Co., Inc., has paid in the past, and currently pays, regular listing fees to the NYSE pursuant to a standard listing agreement. Greenhill does not own any shares of Archipelago common stock nor does it own a NYSE membership. In May 2004, Greenhill & Co., Inc. conducted an initial public offering of its common stock. This offering was underwritten by a syndicate led by Goldman Sachs. Archipelago believes that these interests and relationships of Greenhill did not present a conflict of interest that affected Greenhill’s judgment in rendering a fairness opinion. For more information on this relationship, see “Risk Factors—Risks Relating to the Mergers—The NYSE and Archipelago’s respective financial advisors may have interests in the mergers that are different from, or in addition to or in conflict with, the interests of the NYSE and Archipelago, respectively.”

Material U.S. Federal Income Tax Consequences

Subject to the limitations and qualifications described herein, the following discussion constitutes the opinion of Wachtell, Lipton, Rosen & Katz, counsel to the NYSE, as to the material U.S. federal income tax consequences of any permitted dividend paid by the NYSE and the NYSE mergers to U.S. holders of NYSE memberships and the opinion of Sullivan & Cromwell LLP, counsel to Archipelago, as to the material U.S. federal income tax consequences of any permitted dividend paid by Archipelago and the Archipelago merger to U.S. holder of Archipelago common stock. This discussion is based on current provisions of the Internal Revenue Code, final, temporary or proposed U.S. Treasury regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect).

For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds NYSE memberships or Archipelago common stock, the tax treatment of a partner in this partnership generally will depend on the status of the partners and the activities of the partnership. If you are a partner in a partnership holding NYSE memberships or Archipelago common stock, you should consult your tax advisor. This discussion only addresses holders of NYSE memberships or Archipelago common stock that hold their NYSE memberships or Archipelago common stock, respectively, as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, this summary does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of the holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, persons that are not U.S. persons, financial institutions, dealers in securities, insurance companies, tax-exempt entities, holders who acquired Archipelago common stock pursuant to the exercise of employee stock options or otherwise as compensation, partnerships or other pass-through entities, holders subject to the alternative minimum tax provisions of the Internal Revenue Code, persons whose functional currency is not the U.S. dollar, and holders who hold their NYSE membership or Archipelago common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, no information is provided herein with respect to the tax consequences of any permitted dividend or the mergers under applicable state, local or non-U.S. laws or federal laws other than those pertaining to the federal income tax.

ALL HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF ANY PERMITTED DIVIDEND AND THE MERGERS TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

Conditions to Closing

It is a condition to the obligation of the NYSE to consummate the NYSE mergers that it receive a private letter ruling from the Internal Revenue Service or an opinion from its counsel, dated as of the closing date of the NYSE mergers, in either case to the effect that the NYSE corporation merger and the NYSE LLC merger will each qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to the obligation of Archipelago to consummate the Archipelago merger that it receive a private letter ruling from the Internal Revenue Service or an opinion from its counsel, dated as of the closing date of the Archipelago merger, in either case to the effect that the Archipelago merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or that the Archipelago merger and the NYSE mergers, taken together, will qualify as a transaction described in Section 351 of the Internal Revenue Code.

The NYSE and Archipelago have jointly requested a private letter ruling from the Internal Revenue Service with respect to the transactions contemplated by the merger agreement. The receipt of this ruling and its continuing validity will be subject to representations and assumptions. Neither the NYSE nor Archipelago is aware of any facts or circumstances that would cause these representations or assumptions to be untrue. The parties have not yet received the private letter ruling and there can be no assurance that a private letter ruling will be received or that, if received, the Internal Revenue Service will agree with all of the conclusions described in the following discussion.

If, instead of a private letter ruling, an opinion of counsel is received by the NYSE and/or by Archipelago, each of these opinions will be based on assumptions and representations set forth or referred to in the opinions. An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service or any court. Accordingly, unless the NYSE and Archipelago obtain a private letter ruling that grants the rulings requested by the NYSE and by Archipelago, there can be no assurances that the Internal Revenue Service will not disagree with or challenge any of the conclusions described in the following discussion.

Neither the NYSE nor Archipelago intends to waive the receipt of a private letter ruling (or an opinion of counsel) described in the first paragraph above as a condition to its obligation to complete the NYSE mergers and the Archipelago merger, respectively, and neither the NYSE nor Archipelago will waive the receipt of this ruling or opinion as a condition to its obligation to complete the NYSE mergers or the Archipelago merger, respectively, without recirculating this document in order to resolicit NYSE member or Archipelago stockholder approval, as applicable. It is assumed for purposes of the discussion set forth below under “The Mergers—Material U.S. Federal Income Tax Consequences—The Mergers,” that the private letter ruling (or the opinions of counsel) described in the first paragraph above have been received.

Permitted Dividends

Subject to the limitations and qualifications described herein, it is the opinion of Wachtell, Lipton, Rosen & Katz, counsel to the NYSE, that if a permitted dividend is paid by the NYSE, it should qualify as a distribution within the meaning of Section 301 of the Internal Revenue Code, and it is the opinion of Sullivan & Cromwell LLP, counsel to Archipelago, that if a permitted dividend is paid by Archipelago, it should qualify as a distribution within the meaning of Section 301 of the Internal Revenue Code. It is not possible for either counsel to reach a definitive conclusion regarding the characterization of a permitted dividend for U.S. federal income tax purposes because there is a conflict of legal authorities. Some authorities have characterized a pre-merger distribution as additional merger consideration while other authorities have respected the form of such distribution as a dividend. The authorities that counsel believes are more similar to the instant facts respect characterization of a distribution that is made in the form of a dividend and is paid out of the paying corporation’s own funds as a distribution. Based upon such authorities, Wachtell, Lipton, Rosen & Katz, counsel to the NYSE, has concluded that any permitted dividend paid by the NYSE should constitute a distribution within the meaning of Section 301 of the Internal Revenue Code, and Sullivan & Cromwell LLP, counsel to Archipelago, has concluded that any permitted dividend paid by Archipelago should qualify as a distribution within the meaning of Section 301 of the Internal Revenue Code.

Assuming each counsel’s characterization prevails, a permitted dividend paid by the NYSE or by Archipelago, as the case may be, will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the NYSE or Archipelago. Each of the NYSE and Archipelago expects that the entire amount of any permitted dividend that it may pay will be paid out of its current or accumulated earnings and profits and expects to report the entire amount as a taxable dividend for U.S. federal income tax purposes. To the extent that the amount of a permitted dividend exceeds the NYSE’s or Archipelago’s current and accumulated earnings and profits, as the case may be, the permitted dividend will first be treated as a tax-free return of capital (reducing the adjusted basis in the holder’s NYSE membership or Archipelago common stock, as the case may be). The balance in excess of adjusted basis will be taxed as a capital gain recognized on a sale or exchange of the NYSE’s memberships or the Archipelago common stock, as the case may be.

To the extent a permitted dividend paid by the NYSE or by Archipelago, as the case may be, is characterized as a dividend for U.S. federal income tax purposes, individual holders who meet applicable holding period requirements under the Internal Revenue Code for “qualified dividends” (generally more than 60 days during the 121-day period surrounding the ex-dividend date) would be taxed on the permitted dividend at a maximum federal income tax rate of 15%, and corporate holders may be eligible for the dividends-received deduction. The dividends-received deduction is subject to certain limitations. In addition, any amount received by a corporate holder that is treated as a dividend may be subject to the “extraordinary dividend” provisions of the Internal Revenue Code. Corporate holders that are corporations should consult their own tax advisors as to the tax consequences of dividend treatment in their particular circumstances.

As described under “The Mergers—Material U.S. Federal Income Tax Consequences—Conditions to Closing,” the NYSE and Archipelago have jointly filed a private letter ruling request with respect to the transactions contemplated by the merger agreement with the Internal Revenue Service. As part of the ruling request, the NYSE and Archipelago have requested a ruling confirming that any permitted dividend that may be paid by the NYSE or by Archipelago will be treated as a distribution within the meaning of Section 301 of the Code. To date, the IRS has not provided any clear indication whether it will issue the requested ruling with respect to the permitted dividend. If such ruling is granted, the Internal Revenue Service’s position with respect to this issue will be certain. There can be no assurance that a private letter ruling will be received or that, if received, the Internal Revenue Service will agree with the characterization of a permitted dividend as a distribution within the meaning of Section 301 of the Code.

Accordingly, it is possible the Internal Revenue Service could seek to (1) treat a permitted dividend paid by the NYSE as merger consideration paid by NYSE Group in exchange for a portion of a holder’s shares of NYSE Corporation Merger Sub, or (2) treat a permitted dividend paid by Archipelago as merger consideration paid by NYSE Group in exchange for a portion of a holder’s Archipelago shares. To the extent the Internal Revenue Service were to prevail in either of these cases, a holder would be required to recognize gain with respect to any permitted dividend received. A holder of NYSE Corporation Merger Sub common stock (or Archipelago common stock) whose adjusted tax basis in the NYSE Corporation Merger Sub common stock (or Archipelago common stock) surrendered is less than the sum of the permitted dividend and the fair market value, as of the closing date, of the NYSE Group common stock received would recognize gain in an amount equal to the lesser of (1) the sum of the permitted dividend and the fair market value of the NYSE Group common stock received, minus the adjusted tax basis of the NYSE Corporation Merger Sub common stock (or Archipelago common stock) surrendered and (2) the amount of the permitted dividend. However, if a holders’ adjusted tax basis in the NYSE Corporation Merger Sub common stock (or Archipelago common stock) is greater than the sum of the amount of the permitted dividend and the fair market value of the NYSE Group common stock received, the holder’s loss would not be currently allowed or recognized for U.S. federal income tax purposes.

The Mergers

The NYSE Mergers

The U.S. federal income tax consequences of the NYSE mergers to U.S. holders of NYSE memberships are as follows:

Holders Who Receive Solely NYSE Group Common Stock. A holder of a NYSE membership will not recognize gain or loss upon receipt of NYSE Group common stock solely in exchange for the holder’s NYSE membership, except with respect to cash received in lieu of fractional shares of NYSE Group common stock (as discussed below). The aggregate tax basis of the shares of NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) will be equal to the tax basis in the NYSE membership exchanged. The holding period of the NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the NYSE membership exchanged.

Holders Who Receive Solely Cash. A holder who exchanges a NYSE membership solely for cash generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and the holder’s tax basis in the NYSE membership exchanged. The gain or loss recognized will be long-term capital gain or loss if, as of the effective date of the NYSE mergers, the holder’s holding period for the NYSE membership exchanged exceeds one year. The deductibility of capital losses is subject to limitations. In some cases, if a holder actually or constructively owns NYSE Group common stock after the NYSE mergers, the cash received could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case the holder may have dividend income up to the amount of the cash received. In such cases, holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Internal Revenue Code.

Holders Who Receive a Combination of NYSE Group Common Stock and Cash. The U.S. federal income tax consequences to holders who receive a combination of NYSE Group common stock and cash in the NYSE mergers depend on whether the receipt of cash by such holders is governed by Section 302 of the Internal Revenue Code (which governs actual and deemed redemptions by a corporation of its stock) or by Section 356 of the Internal Revenue Code (which governs the receipt of mixed consideration in certain reorganizations). Subject to the limitations and qualifications described herein, it is the opinion of Wachtell, Lipton, Rosen & Katz, counsel to the NYSE, that the receipt of cash by holders who receive a combination of NYSE Group common stock and cash in the NYSE mergers should be governed by Section 302 of the Internal Revenue Code. Counsel is unable to reach a more definitive conclusion due to a lack of definitive judicial or administrative guidance regarding cash payments pursuant to a reincorporation, such as the NYSE corporation merger, that is part of a larger overall transaction.

As described under “The Mergers—Material U.S. Federal Income Tax Consequences—Conditions to Closing,” the NYSE and Archipelago have jointly filed a private letter ruling request with respect to the transactions contemplated by the merger agreement with the Internal Revenue Service. As part of the ruling request, the NYSE and Archipelago have requested a ruling confirming that the receipt of cash by holders who receive a combination of NYSE Group common stock and cash in the NYSE mergers will be governed by Section 302. To date, the Internal Revenue Service has not provided any clear indication whether it will issue the requested ruling with respect to the U.S. federal income tax treatment of cash received by holders who receive a combination of NYSE Group common stock and cash in the NYSE mergers. If such ruling is granted, the Internal Revenue Service’s position with respect to this issue will be certain. There can be no assurance that the private letter ruling will be received or that, if received, the Internal Revenue Service will agree that the receipt of cash by holders who receive a combination of NYSE Group common stock and cash in the NYSE mergers should be governed by Section 302. The following discussion describes the application of Section 302 and Section 356 in the alternative.

Application of Section 302 to Holders Who Receive a Combination of NYSE Group Common Stock and Cash

If counsel’s characterization prevails and Section 302 applies, the U.S. federal income tax consequences to holders who receive a combination of NYSE Group common stock and cash will be as follows. A holder who receives NYSE Group common stock and cash generally will be subject to U.S. federal income tax with respect to any cash received. The holder will, depending on the holder’s particular circumstances, be treated either as having sold or exchanged a portion of the holder’s NYSE membership for cash or as having received a distribution in respect of its NYSE membership. Under Section 302 of the Internal Revenue Code, a holder will be treated as having sold or exchanged a portion of the holder’s NYSE membership for cash, and thus will recognize capital gain or loss, if the receipt of cash results in a “substantially disproportionate” redemption with respect to the holder or is “not essentially equivalent to a dividend” with respect to the holder.

Section 302 Tests Satisfied. If a holder satisfies any of the Section 302 tests described below, the holder will be treated as if the holder exchanged a portion of its NYSE membership for cash and will recognize capital gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the portion of the NYSE membership deemed exchanged. This gain or loss generally will be long-term capital gain or loss if the holder’s holding period for the NYSE membership exceeds one year as of the date of the NYSE mergers. Specified limitations apply to the deductibility of capital losses. Gain or loss must be determined separately for each NYSE membership (or portion thereof) deemed exchanged. The aggregate tax basis of the shares of NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) will be equal to the adjusted tax basis in the NYSE membership exchanged, less the tax basis allocated to the portion of the NYSE membership deemed exchanged for cash. The holding period of the NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the NYSE membership exchanged.

Section 302 Tests Not Satisfied. If a holder does not satisfy any of the Section 302 tests described below, the receipt of cash in the NYSE mergers will not be treated as a sale or exchange under Section 302 of the Internal Revenue Code. Instead, the amount received will be treated as a distribution under Section 301 of the Internal Revenue Code to the holder with respect to the holder’s NYSE membership (taxable at a maximum rate for individual U.S. holders of 15% if certain holding period and other requirements are met to the extent of the holder’s share of the NYSE’s current and accumulated earnings and profits). To the extent the amount received by a holder exceeds the holder’s share of the NYSE’s current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent, generally, of the holder’s adjusted tax basis in the holder’s NYSE membership with respect to which the distribution is received and any remainder will be treated as capital gain (which may be long-term capital gain). The aggregate tax basis of the shares of NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) will be equal to the adjusted tax basis in the NYSE membership exchanged, less any portion of the Section 301 distribution that is treated as a tax-free return of capital. The holding period of the NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the NYSE membership exchanged.

A corporate holder may, to the extent that any amounts received by it in the NYSE mergers are treated as a dividend, be eligible for the dividends-received deduction. The dividends-received deduction is subject to certain limitations. In addition, any amount received by a corporate holder that is treated as a dividend may be subject to the “extraordinary dividend” provisions of the Internal Revenue Code. Holders that are corporations should consult their own tax advisors as to the tax consequences of dividend treatment in their particular circumstances.

Section 302 Tests. One of the tests set forth below must be satisfied with respect to a holder in order for the partial redemption of a NYSE membership to be treated as a sale or exchange for U.S. federal income tax purposes. Although the following discussion describes the application of these tests by reference to the ownership interests in NYSE Corporation Merger Sub held by former holders of NYSE memberships immediately after the NYSE corporation merger, it is possible that these tests must be applied instead by reference to the ownership interests in NYSE Group held by former holders of NYSE memberships immediately after the NYSE LLC merger. Because of the lack of controlling authority, counsel to the NYSE is unable to opine whether the Section 302 tests should be applied by reference to the ownership interests in NYSE Corporation Merger Sub or NYSE Group. Holders are urged to consult their tax advisors to determine the application of the Section 302 tests.

•	Substantially Disproportionate Test. The NYSE corporation merger generally will result in a “substantially disproportionate” redemption with respect to a holder of a NYSE membership if, among other things, the percentage of the outstanding shares of NYSE Corporation Merger Sub common stock actually and constructively owned by the holder immediately after the NYSE corporation merger is less than 80% of the percentage of the NYSE memberships actually and constructively owned by the holder before the NYSE corporation merger.

•	Not Essentially Equivalent to a Dividend Test. The receipt of cash in the NYSE corporation merger will be treated as “not essentially equivalent to a dividend” if the reduction in a holder’s proportionate interest in NYSE Corporation Merger Sub as a result of the NYSE corporation merger (when compared to the holder’s proportionate interest in the NYSE) constitutes a “meaningful reduction” of the holder’s proportionate interest given the holder’s particular facts and circumstances. The Internal Revenue Service has indicated in a published revenue ruling that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal and who exercises no control over corporate affairs should constitute a “meaningful reduction.”

In applying the Section 302 tests, holders must take into account not only NYSE Corporation Merger Sub shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Internal Revenue Code. Under the constructive ownership rules, a holder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities as well as shares that the holder has the right to acquire by exercise of an option or warrant or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests, holders should consult their tax advisors to determine whether the receipt of cash in the NYSE corporation merger qualifies for sale or exchange treatment in their particular circumstances.

The NYSE cannot predict whether or the extent to which the cash election or the stock election will be oversubscribed. If either of the elections is oversubscribed, proration will occur. Proration may affect whether the partial redemption of a holder’s NYSE membership will meet any of the Section 302 tests. No assurance can be given that a holder will be able to determine in advance whether the partial redemption of the holder’s NYSE membership will be treated as a sale or exchange or as a distribution in respect of such NYSE membership. Contemporaneous acquisitions or dispositions of NYSE Group common stock by a NYSE member may be deemed to be part of a single integrated transaction and, if so, may be taken into account in determining whether any of the Section 302 tests, described above, are satisfied.

Application of Section 356 to Holders Who Receive a Combination of NYSE Group Common Stock and Cash

Alternatively, if Section 356 applies, the U.S. federal income tax consequences to holders who receive a combination of NYSE Group common stock and cash generally will be as follows. If a holder’s adjusted tax basis in the NYSE membership surrendered is less than the sum of the fair market value, as of the closing date of the NYSE mergers, of the NYSE Group common stock and the amount of cash received by the holder, then the holder will recognize gain in an amount equal to the lesser of (1) the sum of the amount of cash and the fair market value of the NYSE Group common stock received, minus the adjusted tax basis of the NYSE membership surrendered in exchange therefor, and (2) the amount of cash received by the holder in the NYSE mergers. However, if a holder’s adjusted tax basis in the NYSE membership surrendered is greater than the sum of the amount of cash and the fair market value of the NYSE Group common stock received, the holder’s loss will not be currently allowed or recognized for U.S. federal income tax purposes. If a holder acquired different NYSE memberships at different times or different prices, the holder should consult the holder’s tax advisor regarding the manner in which gain or loss should be determined. Any recognized gain generally will be long-term capital gain if, as of the effective date of the NYSE mergers, the holder’s holding period with respect to the NYSE membership surrendered exceeds one year. In some cases, if the holder actually or constructively owns NYSE Group common stock, other than NYSE Group common stock received in the NYSE mergers, the recognized gain could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. In such cases, holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Internal Revenue Code. The aggregate tax basis of the NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) by a holder that exchanges its NYSE membership for a combination of NYSE Group common stock and cash will be equal to the aggregate adjusted tax basis of the NYSE membership surrendered, reduced by the amount of cash received by the holder (excluding any cash received instead of fractional shares of NYSE Group common stock) and increased by the amount of gain, if any, recognized by the holder (excluding any gain recognized with respect to cash received in lieu of fractional shares of NYSE Group common stock) on the exchange. The holding period of the NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the NYSE membership surrendered.

The Archipelago Merger

The U.S. federal income tax consequences of the Archipelago merger to U.S. holders of Archipelago common stock are as follows:

•	A holder of Archipelago common stock will not recognize gain or loss upon receipt of NYSE Group common stock solely in exchange for the holder’s Archipelago common stock, except with respect to cash received in lieu of fractional shares of NYSE Group common stock (as discussed below).

•	The aggregate tax basis of the shares of NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) will be equal to the aggregate tax basis in the Archipelago common stock exchanged.

•	The holding period of the NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the Archipelago common stock exchanged.

Cash in Lieu of Fractional Shares

A holder who receives cash in lieu of a fractional share of NYSE Group common stock in the NYSE LLC merger generally will be treated as having received such fractional share in the NYSE LLC merger and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized by such holder based on the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share of NYSE Group common stock. A holder who receives cash in lieu of a fractional share of NYSE Group common stock in the Archipelago merger generally will recognize capital gain to the extent of the cash received. Gain or loss recognized with respect to cash received in lieu of fractional shares of NYSE Group common stock generally will be long-term capital gain or loss if, as of the effective date of the NYSE LLC merger or Archipelago merger, as the case may be, the holding period for such shares is greater than one year.

Backup Withholding and Information Reporting

Payments of cash made in connection with the mergers may, under certain circumstances, be subject to information reporting and “backup withholding” at a rate of 28%, unless a holder of a NYSE membership or Archipelago common stock provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Regulatory Approvals

U.S. Antitrust Clearance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated under the HSR Act by the Federal Trade Commission (the “FTC”), the mergers may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice (the “DOJ”) and specified waiting period requirements have been satisfied. Each of the NYSE and Archipelago submitted the applicable notifications under the HSR Act, and the DOJ has assumed responsibility to conduct the federal antitrust review of the proposed transaction. On June 27, 2005, the DOJ issued a Request for Additional Information and Documentary Materials (which is commonly known as a “second request”) to both the NYSE and Archipelago, thereby extending the waiting period until 30 days after the parties have substantially complied with that request, unless the waiting period is extended voluntarily by the parties or terminated earlier by the DOJ.

Both before and after the expiration of any waiting period, if the Antitrust Division believes that the merger would violate the federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the Antitrust Division has the authority to challenge the merger by seeking a federal court order enjoining the transaction. The Antitrust Division may also challenge the merger after it has been completed. While we believe that we will receive the requisite regulatory approvals for the mergers, we can give no assurance that a challenge to the mergers will not be made or, if made, would be unsuccessful. Expiration or termination of the HSR Act waiting period is a condition to the mergers. See “The Merger Agreement—Conditions to Completion of the Mergers.”

SEC Approvals. The NYSE is registered as a national securities exchange pursuant to Section 6 of the Exchange Act. As a registered national securities exchange, the NYSE must comply with certain obligations under the Exchange Act. The Pacific Exchange, which is the SRO responsible for regulating activity that takes place on ArcaEx, is also a registered national securities exchange. Under Section 19 of the Exchange Act and the related rules of the SEC, all changes in the rules of an SRO, such as the NYSE and the Pacific Exchange, must be submitted to the SEC for approval, including proposed amendments to the certificate of incorporation, bylaws or constitution of the NYSE, the Pacific Exchange or Archipelago, including the waivers of the ownership and voting limitations in the Archipelago certificate of incorporation necessary to consummate the mergers. No proposed rule change can take effect unless approved by the SEC or otherwise permitted by Section 19.

Under Section 19 of the Exchange Act, the text of the proposed rule change, together with a concise general statement of the statutory basis, and the purpose of the change, must be submitted to the SEC, which then gives interested parties the opportunity to comment by publishing the proposal in the Federal Register. Critical comment letters typically are forwarded to the SRO for response. Within a period of 35 days of the publication of the proposed rule change (or a longer period of up to 90 days, if the SEC considers it appropriate), the SEC must either approve the proposal, or institute proceedings to determine whether the proposed rule change should be disapproved. Such proceedings should be concluded within 180 days of the date of the publication of the proposed rule change, although the SEC may extend the deadline by another 60 days if necessary. The SEC will approve a proposed rule change if it finds that the change is consistent with the requirements of the Exchange Act and the rules and regulations of the Exchange Act. SROs may consent to extensions of any of these periods and, as a practical matter, will generally do so while addressing any concerns raised by the SEC staff.

SEC approval of any applications under Rule 19b-4 under the Exchange Act is a condition to the completion of the mergers under the merger agreement, unless the failure to so obtain this approval would not reasonably be expected to result in a material adverse effect on the proposed transactions or otherwise on either Archipelago or the NYSE and their respective subsidiaries (including the Pacific Exchange). See “The Merger Agreement—Conditions to Completion of the Mergers.”

Approvals under State Securities and “Blue Sky” Laws. Approvals or authorizations may be required under applicable state securities, or “blue sky,” laws in connection with the issuance of NYSE Group common stock in the mergers. Any approval of any governmental entity required for the consummation of the mergers is a condition to the completion of the mergers, unless the failure to obtain this approval would not reasonably be expected to result in a material adverse effect on either Archipelago or the NYSE and their respective subsidiaries. See “The Merger Agreement—Conditions to Completion of the Mergers.”

Oversight Authority of the New York Attorney General. The NYSE is organized as a board of trade under the New York Not-For-Profit Corporation Law and NYSE Regulation is expected to be organized under that law as well. The Attorney General of the State of New York is empowered to exercise certain oversight and regulatory powers in regard to New York not-for-profit corporations pursuant to which it can monitor the mergers. The NYSE is currently a defendant in a suit filed by the New York Attorney General against the NYSE, Richard A. Grasso and Kenneth Langone. See “Information About the NYSE—Legal Proceedings.”

Commitment to Obtain Approvals. The NYSE and Archipelago have agreed to use reasonable best efforts to obtain as promptly as reasonably practicable all consents and approvals of any governmental entity or any other person required in connection with the mergers, subject to limitations as set forth in the merger agreement (see “The Merger Agreement—Reasonable Best Efforts to Obtain Approvals”).

General. While we believe that we will receive the requisite regulatory approvals for the mergers, there can be no assurances regarding the timing of the approvals, our ability to obtain the approvals on satisfactory terms or the absence of litigation challenging these approvals. There can likewise be no assurance that U.S. federal, state or foreign regulatory authorities will not attempt to challenge the mergers on antitrust grounds or for other reasons, or, if a challenge is made, as to the results of the challenge. Our obligation to complete the mergers is conditioned upon the receipt of approval of the mergers from the SEC, and of certain antitrust consents, approvals and actions of U.S. and state governmental authorities. See “The Merger Agreement—Conditions to Completion of the Mergers.”

Restrictions on Sales of Shares by Affiliates of the NYSE and Archipelago

The shares of NYSE Group common stock to be issued in connection with the mergers will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be freely transferable under the Securities Act, except for shares of NYSE Group common stock issued to any person who is deemed to be an “affiliate” of the NYSE or Archipelago at the time of the applicable special meeting. (Although shares may be freely transferable under the Securities Act, they may be subject to transfer restrictions under the NYSE Group certificate of incorporation or the support and lock-up agreements. For a description of these restrictions, see “The Mergers—Restrictions on Sales of Shares by Affiliates of the NYSE and Archipelago” and “Support and Lock-Up Agreements.”) Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with, either the NYSE or Archipelago, and may include our executive officers and directors, as well as our significant stockholders. Affiliates may not sell their shares of NYSE Group common stock acquired in connection with the mergers except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

Both the NYSE and Archipelago expect that each of their affiliates will agree with NYSE Group that the affiliate will not transfer any shares of stock received in the mergers, except in compliance with the Securities Act. Resales of NYSE Group common stock by affiliates of the NYSE, Archipelago or NYSE Group are not being registered pursuant to the registration statement of which this document forms a part.

Share Repurchases

None of the NYSE, Archipelago or NYSE Group has any current plan or intention to repurchase any NYSE memberships, Archipelago common stock or NYSE Group common stock, respectively.

Stock Exchange Listing and Stock Prices

NYSE Group common stock currently is not traded or quoted on a stock exchange or quotation system. However, NYSE Group intends to apply to list the following shares of NYSE Group common stock on the NYSE under the symbol “NYX,” subject to official notice of issuance:

•	NYSE Group common stock to be issued in the mergers (including shares issued in respect of Archipelago restricted stock units);

•	NYSE Group common stock reserved for issuance upon exercise of options, restricted stock units and other equity-based awards that the NYSE is permitted by the merger agreement to issue to individuals who are employees of the NYSE or any of its subsidiaries immediately prior to the completion of the mergers (see “The Merger Agreement—Benefits Matters”); and

•	NYSE Group common stock reserved for issuance upon exercise of Archipelago equity-based awards.

NYSE memberships are not traded or quoted on a stock exchange or quotation system. All transfers of NYSE memberships, including transfers through private sales, must be processed through the NYSE. As a result, the NYSE records the sale prices of NYSE memberships.

Shares of Archipelago common stock are listed on the Pacific Exchange for trading on ArcaEx, which is a facility of the Pacific Exchange, under the symbol “AX.” Shares of Archipelago common stock will be delisted from the Pacific Exchange if the mergers are completed.

The following table sets forth, for the periods indicated, the high and low sale prices of NYSE memberships as recorded in the NYSE’s records, as well as the high and low sale prices of a share of Archipelago common stock.

Archipelago common stock has been publicly traded only since its initial public offering in August, 2004. Prior to that date, there was no public market in Archipelago common stock.

	NYSE Membership(1)(2)		Archipelago Common Stock(3)
Calendar Quarter	High	Low	High	Low
2003
First Quarter	$1,750,000	$1,500,000	—	—
Second Quarter	$1,825,000	$1,825,000	—	—
Third Quarter	$2,000,000	$1,850,000	—	—
Fourth Quarter	$1,500,000	$1,300,000	—	—
2004
First Quarter	$1,510,000	$1,500,000	—	—
Second Quarter	$1,515,000	$1,450,000	—	—
Third Quarter	$1,400,000	$1,150,000	$15.75	$11.50
Fourth Quarter	$1,210,000	$1,030,000	$22.90	$13.96
2005
First Quarter	$1,550,000	$975,000	$21.00	$17.10
Second Quarter	$2,600,000	$1,600,000	$41.75	$15.70
Third Quarter	$3,000,000	$2,410,000	$45.00	$35.88
Fourth Quarter (through November 2)	$3,000,000	$2,800,000	$50.25	$36.91

(1)	Prices are for NYSE memberships that include an options trading right. For a discussion of NYSE memberships without an options trading right, see “The Mergers—Effect of the Mergers on Non-Regular NYSE Members and Lessee Members.”

(2)	All transfers of membership must be processed through NYSE, including private sales. Therefore, NYSE Membership Services is aware of the price of all transfers, including nominal transfers.

(3)	For Archipelago stock, third quarter 2004 figures are given between August 12, 2004 (the date of the initial public offering of Archipelago common stock) and September 30, 2004.

Appraisal Rights of Dissenting Members or Stockholders

Under the New York Not-For-Profit Corporation Law, which governs the NYSE corporation merger, and under the Delaware General Corporation Law, which governs the NYSE LLC merger, as well as under the NYSE certificate of incorporation and constitution, NYSE members are not entitled to any appraisal rights in connection with the mergers. Under the Delaware General Corporation Law, which governs the Archipelago merger, as well as under the Archipelago certificate of incorporation and bylaws, Archipelago stockholders are not entitled to any appraisal rights in connection with the mergers.

Delisting and Deregistration of Archipelago Stock after the Mergers

When the mergers are completed, the Archipelago common stock currently listed on the Pacific Exchange will cease to be listed on the Pacific Exchange and will be deregistered under the Exchange Act.

Effect of the Mergers on Regular and Non-Regular NYSE Members

The NYSE constitution provides for several different types of members and those who hold certain trading privileges, including:

•	Regular Members. Regular members, including regular members whose membership contain an options trading right and regular members whose membership does not contain an options trading right, are the equity holders of the NYSE. A regular NYSE membership also entitles its holder to have both physical and electronic access to the NYSE’s trading facilities for the execution of orders in securities traded on the NYSE, unless the NYSE membership is leased to a lessee member (described below). In 1983, the NYSE provided that each regular NYSE membership contained a separable options trading right (which we sometimes refer to as an “OTR”), which represents a right to physically enter and maintain facilities on the trading floor for the execution of orders to buy and sell options admitted to dealings on the NYSE. Certain options trading rights have been separated from their regular NYSE membership. As a result, there are both NYSE memberships that possess an options trading right and those that do not contain an options trading right (the NYSE memberships that do not contain an options trading right are sometimes referred to as a NYSE membership “ex-OTR”). Since 1997, options have not traded on the NYSE.

•	Lessee Members. The NYSE permits regular NYSE members in good standing to lease their NYSE membership to another person. During the term of a lease, the lessee is considered to be a member of the NYSE for trading purposes, although under the NYSE’s constitution, the lessor retains the equity right represented by the NYSE membership. The lessor is also considered to be the member for the purposes of the Gratuity Fund. Under the lease agreement, the lessor may retain the right to vote the leased membership or that right may pass to the lessee. Currently, there are 930 lessee members.

•	Physical Access Members. Physical access members are entitled, in exchange for the payment of an annual membership fee, to enter physically on the NYSE trading floor and to have facilities on the floor for the execution of orders. Currently, there are no physical access members.

•	Electronic Access Members. Electronic access members are entitled, in exchange for the payment of an annual membership fee, to maintain electronic access to (1) the floor facilities of a member or member organization, (2) the Designated Order TurnAround System® of the NYSE, and (3) such other automated trading systems of the NYSE as the NYSE board of directors determined from time to time. Currently, there are 23 electronic access members.

Only the regular members are equity holders of the NYSE, and, therefore, only the regular members are entitled to receive the consideration to be issued in the mergers described under “The Merger Agreement—Merger Consideration Received by NYSE Members.” Each holder of a regular NYSE membership (regardless of whether the options trading right has been separated from the membership) will receive the same consideration, as described under “The Merger Agreement—Merger Consideration Received by NYSE Members.” In addition, the trading rights conferred by the memberships will be cancelled. In the mergers, all outstanding physical access memberships, electronic access memberships and separate options trading rights will be cancelled, by operation of law or by rule, for no consideration. In addition, effective upon completion of the mergers, each lease of a membership will be cancelled, by operation of law or by rule, for no consideration, and the lessee members will cease to have any trading rights under the lease after termination.

Legal Proceedings Relating to the Mergers

Following the announcement of the proposed mergers on April 20, 2005, several lawsuits were filed relating to the mergers.

In re New York Stock Exchange/Archipelago Merger Litigation

On May 9, 2005, William J. Higgins filed a complaint in New York Supreme Court, on behalf of himself and a purported class of similarly situated persons as NYSE members, against the NYSE, its directors and The Goldman Sachs Group, Inc., in connection with the mergers, seeking a declaratory judgment, an injunction against the defendants’ taking any further steps to effect the proposed mergers, unspecified compensatory damages and other relief. The complaint asserted two causes of action for breach of fiduciary duty against the NYSE and the NYSE’s directors and a third cause of action against The Goldman Sachs Group, Inc. for aiding and abetting breaches of fiduciary duty.

On May 13, 2005, William T. Caldwell, Morton B. Joselson and John F. Horn filed a complaint in New York Supreme Court, on behalf of themselves and a purported class of similarly situated persons as NYSE members, against the NYSE, the NYSE’s directors, The Goldman Sachs Group, Inc. and Archipelago seeking substantially the same relief as that sought by Mr. Higgins and asserting substantially the same causes of actions against the defendants.

The lawsuits were consolidated under the caption In re New York Stock Exchange/Archipelago Merger Litigation, Index number 601646/05. On July 15, 2005, motions to dismiss the lawsuits were filed by the NYSE and NYSE directors, Archipelago and The Goldman Sachs Group, Inc. The parties subsequently stipulated to dismiss Archipelago as a party from these lawsuits. On September 1, 2005, the court denied the motions to dismiss filed by the NYSE, NYSE directors and The Goldman Sachs Group, Inc. The defendants believe that the decision to deny the motions to dismiss is erroneous in a number of respects and have preserved their rights to appeal. However, the defendants are not seeking an immediate appeal in view of the time that it would take to procure an appellate reversal, and determined instead to proceed with expedited document production and depositions in advance of a potential mid-November hearing for a preliminary injunction. Although no motion for a preliminary injunction has been filed at this time, the court has issued a scheduling order providing that depositions of fact witnesses will be completed by October 27, 2005; expert witness discovery will take place during the week of October 31, 2005; any motion by plaintiffs for a preliminary injunction to prevent the NYSE from taking further steps to complete the transaction with Archipelago, including a vote by the NYSE members, must be made within two business days of the filing of the final registration statement on Form S-4 of which this document is a part; and in the event that plaintiffs move for a preliminary injunction, pre-hearing briefing would be completed by November 11, 2005. If plaintiffs move for a preliminary injunction, we expect the court to hold a hearing on the motion during the week of November 14, 2005.

On September 27, 2005, William J. Higgins, William T. Caldwell, Morton B. Joselson, John F. Horn, Robert Dill, Paul J. Mulcahy, Barbara Lynn Decicco, Michael J. Quinn, Jr., Mark B. Grumet, Anthony A. Saridakis and Louis E. Ehrhard filed a consolidated amended complaint under the above-referenced caption, on behalf of themselves and a purported class of similarly situated persons as NYSE members, against the NYSE, its directors and The Goldman Sachs Group, Inc., in connection with the mergers. The consolidated amended complaint contains twenty causes of action against the NYSE and its directors. The causes of action allege that the NYSE and its directors breached their fiduciary duties of candor, care, loyalty, and good faith and unlawfully converted assets belonging to the NYSE members. The consolidated amended complaint also contains one cause of action against The Goldman Sachs Group, Inc., alleging that it aided and abetted the breaches of fiduciary duties by the NYSE defendants.

A copy of the consolidated amended complaint in the above-referenced action is attached as Annex I to this document. The following is a summary of the material allegations set forth in the complaint. The following summary is qualified in its entirety by the actual consolidated amended complaint. In the consolidated amended complaint, the plaintiffs allege the following (a cross reference to where you can find additional information relevant to these allegations is in italics under each allegation):

•	NYSE Group’s registration statement filed with the SEC on July 21, 2005 (the “Original S-4”) does not disclose the reasons why the NYSE board of directors did not pursue a higher percentage of equity in the post-merger entity for the NYSE members, and the amendment to the Original S-4 filed with the SEC on September 14, 2005 (the “First Amended S-4”) does not disclose the reasons why Mr. Thain agreed to the exchange ratio for the merger consideration of 70/30 and did not insist upon a more favorable ratio, such as 75/25 or 80/20;

•	(See “The Mergers—Background of the Mergers” and “The Mergers—The NYSE’s Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors.”)

•	the First Amended S-4 does not disclose the reasons why Mr. Thain and the NYSE board of directors did not insist that the exchange ratio be structured so that the value of the consideration payable to the Archipelago stockholders in the mergers be subject to a collar;

•	(See “The Mergers—Background of the Mergers,” “The Mergers—The NYSE’s Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors,” “The Mergers—Archipelago’s Reasons for the Mergers; Recommendation of the Mergers by the Archipelago Board of Directors,” and “Risk Factors—Risks Relating to the Mergers—Because the merger consideration exchange ratios are fixed, if you are a NYSE member, the market value of NYSE Group common stock and cash issued to you may be less than the value of your NYSE membership, and, if you are an Archipelago stockholder, the market value of the NYSE Group common stock issued to you may be less than the value of your Archipelago common stock.”)

•	the Original S-4 does not state that the “implied premium” (i.e., the increase in stock price from the date prior to the announcement of the execution of the merger agreement) to the Archipelago stockholders in the mergers increased from between 34% and 49% on April 18, 2005 to approximately 150% on April 19, 2005;

•	(See “Comparative Value of Memberships and Securities.”)

•	although the First Amended S-4 states that the closing market price per share of Archipelago common stock on April 19, 2005 was $16.90 and that the last sale price of a NYSE membership prior to the merger agreement was $1,620,000, it does not state that the closing market price of Archipelago common stock on September 14, 2005 was $39.90, and that the last sale price of a NYSE membership prior to that date was $2,860,000;

•	(See “Comparative Value of Memberships and Securities.”)

•	the First Amended S-4 does not state that, as of September 14, 2005, the price of Archipelago common stock had increased 136% since the announcement of the execution of the merger agreement, which represents an increase in the value of the outstanding shares of Archipelago common stock by $1.1 billion that, if divided among the outstanding NYSE memberships, would equal $805,000 per membership;

•	(See “Comparative Value of Memberships and Securities.”)

•	the Original S-4 and First Amended S-4 do not include the NYSE Stand-Alone Model as an exhibit or state what projections are contained in the model and the bases for those projections, including whether (1) the projections are based on the NYSE’s becoming a for-profit publicly traded company; (2) the model assumes that the NYSE would continue to invest in and improve its existing electronic trading platform, NYSE Direct+, and pursue its NYSE Hybrid Market initiative; or (3) the model projects increasing revenues by charging higher trading and listing fees;

•	(See “The Mergers—Certain Projections,” “The Mergers—Opinion of the NYSE’s Financial Advisor—Pro Forma Valuation Analysis—Standalone Contribution Analysis,” “Information About the NYSE—The NYSE Hybrid Market Initiative,” and Exhibits 99.5 and 99.10 to the registration statement of which this document forms a part.)

•	the Original S-4 and First Amended S-4 do not describe the actions of the task force that was formed on February 3, 2005 to study the possibility of converting the NYSE to a for-profit business corporation; who its members were; when and where the task force met, if at all; what conclusions, if any, the task force reached; and whether any report of the task force was given to the NYSE management or the NYSE board of directors;

•	(See “The Mergers—Background of the Mergers.”)

•	the Original S-4 and First Amended S-4 do not provide (1) information about the market value of the land, building and building improvements located at the corner of Wall and Broad Streets in New York City; (2) real estate appraisal of the market value of the land, building and building improvements; and (3) information sufficient to determine whether or not Lazard took into account the fair market value of the land, building and building improvements when it opined that the proposed merger is fair from a financial point of view;

•	(See “The Mergers—Opinion of the NYSE’s Financial Advisor.”)

•	the First Amended S-4 does not state that Mr. Thain’s role in negotiating the mergers violated the NYSE constitution;

•	(See “The Mergers—Background of the Mergers,” and “The Mergers—Certain Relationships and Related-Party Transactions—Relationships with Goldman Sachs.”)

•	the Original S-4 and First Amended S-4 do not disclose that Wachtell Lipton, counsel to the NYSE, was representing Lazard in connection with its initial public offering at the time that Lazard was retained to act as an independent financial advisor to the NYSE;

•	(See “The Mergers—Certain Relationships and Related-Party Transactions—Relationships with Lazard.”)

•	the Original S-4 and First Amended S-4 falsely state that Lazard’s and Goldman Sachs’ relationship “did not present [a] conflict[ ] of interest that affected the judgment of Lazard”;

•	(See “The Mergers—Certain Relationships and Related-Party Transactions—Relationships with Lazard” and “The Mergers—Certain Relationships and Related-Party Transactions—Relationships with Goldman Sachs.”)

•	the Original S-4 and First Amended S-4 do not disclose the existence and terms of what plaintiffs characterize as a “proposal” made by an investment consortium allegedly led by HSBC and including Bain Capital, Blackstone Group and Texas Pacific Group;

•	(See “The Mergers—Background of the Mergers.”)

•	the Original S-4 and First Amended S-4 do not disclose the market value that the NYSE anticipated it could have realized from an initial public offering of NYSE shares;

•	(See “The Mergers—Opinion of the NYSE’s Financial Advisor—NYSE Valuation—Hypothetical Initial Public Offering Valuation” and Exhibit 99.5 to the registration statement of which this document forms a part.)

•	the Original S-4 and First Amended S-4 do not disclose for comparative purposes the value of other publicly traded exchanges, such as the Toronto Stock Exchange, and the Chicago Mercantile Exchange, which recently converted to for-profit status independently of any merger; and

•	(See “The Mergers—Opinion of the NYSE’s Financial Advisor—NYSE Valuation—Comparable Public Companies,” “The Mergers—Opinion of the NYSE’s Financial Advisor—Archipelago Valuation—Comparable Public Companies,” and Exhibit 99.5 to the registration statement of which this document forms a part.)

•	the Original S-4 and First Amended S-4 do not disclose that Lazard’s fairness opinion is based on dated financial information and projections, including a price for Archipelago common stock that has since increased from $16.90 to over $40 per share since the announcement of the merger and projected financial results of the NYSE and Archipelago that are materially different from the actual financial results announced for the first six months of 2005.

•	(See “The Mergers—Opinion of the NYSE’s Financial Advisor” and “Comparative Value of Memberships and Securities.”)

In their consolidated amended complaint, the plaintiffs in the above-referenced action also argue that:

•	the proposed 70/30 allocation allegedly “significantly undervalues” the NYSE (and, thus, does not reflect the equity value that the NYSE will contribute to NYSE Group), and the 70/30 allocation also allegedly “significantly overvalues” Archipelago;

•	(See “The Mergers—Background of the Mergers” and “The Mergers—The NYSE’s Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors.”)

•	the alleged “overvaluation” of Archipelago has resulted in a doubling of the value of Goldman Sachs’ holdings in Archipelago to approximately $290 million;

•	(See “The Mergers—Certain Relationships and Related-Party Transactions,” “Risk Factors—Risks Relating to the Mergers—Goldman Sachs may have interests in the mergers that are different from, or in addition to or in conflict with, the interests of the NYSE and Archipelago, respectively” and “Information About NYSE Group—Principal Stockholders.”)

•	the restrictions on transfer imposed on the NYSE Group common stock that will be received by the NYSE members in the mergers unfairly deprive NYSE members of liquidity and therefore materially reduce the value of the 70% of NYSE Group common stock allocated to NYSE members, compared to the value of the 30% of NYSE Group common stock allocated to Archipelago stockholders;

•	(See “The Merger Agreement—Post-Closing Transfer Restrictions,” “The Support and Lock-Up Agreements—Lock-Up of NYSE Group Common Stock,” “Risk Factors—Risks Relating to the Mergers—Certain shares of NYSE Group common stock are subject to restrictions on transfer, which may prevent their holders from realizing gains during certain periods,” “The Mergers—The NYSE’s Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors—Lock-Up of NYSE Group Common Stock,” “The Mergers—Background of the Mergers,” and “Description of NYSE Group Capital Stock—Transfer Restrictions on Certain Shares of NYSE Group Common Stock.”)

•	the NYSE Group common stock reserved for issuance to NYSE employees constitutes a “giveaway” by the NYSE and the NYSE directors of NYSE Group common stock worth $50 million “belonging to the NYSE seat holders”;

•	(See “The Merger Agreement—Benefits Matters” and “The Mergers—The NYSE’s Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors—Reservation of NYSE Group Common Stock to NYSE Employees.”)

•	the amount of cash to be received by NYSE members in the mergers (i.e., $300,000 for each NYSE member) will leave “Excess NYSE Cash” as the term is defined in the merger agreement, which the NYSE should distribute to the NYSE members;

•	(See “The Merger Agreement—Permitted Dividends.”)

•	if the litigation involving Richard Grasso, former chairman and chief executive officer of the NYSE, results in a recovery, all monies recovered for the benefit of the NYSE should be paid to NYSE members by way of a supplemental distribution, and the merger agreement’s failure to protect NYSE members’ allegedly exclusive interests in any such potential recovery is unfair;

•	(See “Information About the NYSE—Legal Proceedings—Grasso Litigation.”)

•	the merger agreement does not compensate NYSE members adequately for the extinguishment of their trading and leasing rights and the loss of the lease income that is or can be generated by leasing such rights to others;

•	(See “The Mergers—Background of the Mergers,” “The Mergers—The NYSE’s Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors,” “Risk Factors—Risks Relating to the Mergers—There will be material differences between the current rights of NYSE members and Archipelago stockholders and the rights they can expect to have as NYSE Group stockholders,” “Information About NYSE Group—Trading Licenses,” and “Comparison of Rights Prior to and After the Mergers.”)

•	the NYSE is improperly bundling together the vote on the proposed merger between the NYSE and Archipelago with the vote on a new equity compensation plan for employees of the NYSE;

•	(See “The Merger Agreement—Benefits Matters.”)

•	defendants should be enjoined from proceeding with any vote on the mergers unless and until provision is made to ensure that the vote is fairly conducted by, among other measures, ensuring that NYSE management do not receive or have access to any votes or proxies, and that NYSE officers and employees with regulatory authority are enjoined from soliciting members’ proxies;

•	(See “The Special Meeting of NYSE Members—Confidential Voting” and “The Special Meeting of NYSE Members—Solicitation of Proxies.”)

•	the NYSE directors breached their fiduciary duties in not considering whether the alleged proposal made by an investment consortium allegedly led by HSBC and including Bain Capital, Blackstone Group and Texas Pacific Group is a “Superior Offer” within the meaning of the merger agreement;

•	(See “The Mergers—Background of the Mergers.”)

•	the NYSE and its directors have announced plans to “unlawfully convert” up to $50 million worth of NYSE Group common stock allocated to NYSE members in the merger agreement by exercising dominion and control over such shares of NYSE Group common stock, which will allegedly interfere with the rights of the NYSE members to such shares, and by allegedly diverting such shares to NYSE employees who are not entitled to them; and

•	(See “The Merger Agreement—Benefits Matters” and “The Mergers—The NYSE’s Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors—Reservation of NYSE Group Common Stock to NYSE Employees.”)

•	Goldman Sachs originated, directed and substantially participated in discussions and negotiations leading up to the execution of the merger agreement; provided knowing assistance to Mr. Thain and the other NYSE directors; and aided them in the alleged breach of their fiduciary duties to NYSE members, all allegedly to Goldman Sachs’ substantial benefit.

•	(See “The Mergers—Background of the Mergers,” “The Mergers—Certain Relationships and Related-Party Transactions—Relationships with Goldman Sachs,” “Risk Factors—Risks Relating to the Mergers—Goldman Sachs may have interests in the mergers that are different from or in addition to or in conflict with, the interests of the NYSE and Archipelago, respectively,” and “Information About NYSE Group—Principal Stockholders.”)

Each of the defendants in this lawsuit believes that these claims are without merit.

Other Legal Proceedings Related to the Mergers

In addition to the above-described suits, on July 12, 2005, plaintiff Allison L. Wey filed a complaint in New York Supreme Court against the NYSE and the chief executive officer of the NYSE, John A. Thain, alleging causes of action for fraud, negligent misrepresentation and breach of fiduciary duty, and seeking compensatory damages. Ms. Wey, a former NYSE member, alleges that, in connection with the sale of her NYSE membership in March 2005, she relied to her detriment on statements that Mr. Thain allegedly made to certain NYSE members on February 15, 2005 regarding the NYSE’s intention to “go public.” The NYSE and Mr. Thain believe that the claims are without merit and will defend themselves vigorously.

On June 23, 2005, three NYSE members filed separate Article 78 proceedings in New York Supreme Court, seeking various documents from the NYSE relating to the mergers pursuant to a purported right under the New York Not-for-Profit Corporation Law and New York common law. On July 13, 2005, the court directed that the requested documents be produced; the court’s order was entered on August 3, 2005. On August 11, 2005, the NYSE made available for inspection by all NYSE members the documents being sought by the Article 78 petitions.

Costs and Expenses Related to Legal Proceedings

The costs and expenses incurred by the NYSE in connection with these lawsuits could reduce the amount of permitted dividend paid to the NYSE members. The merger agreement will permit either the NYSE or Archipelago to pay a cash dividend to its members or stockholders, as applicable, so that the relative net cash that the NYSE and Archipelago contribute to NYSE Group in the mergers is in a 70:30 ratio so long as each company maintains its respective minimum net cash amount. See “The Merger Agreement—Permitted Dividends.” If either the NYSE or Archipelago is able to pay a permitted dividend under the merger agreement, it currently intends to do so to the greatest extent permitted under the merger agreement. Currently, the NYSE expects that it will have excess net cash to pay a permitted dividend to the NYSE members. The costs and expenses incurred by the NYSE in connection with these lawsuits, however, could reduce the amount of permitted dividend, if any, that the NYSE is able to pay to the NYSE members.

THE MERGER AGREEMENT

This section of the document describes the material terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference and attached as Annex A to this document. We urge you to read the full text of the merger agreement.

On April 20, 2005, the NYSE and Archipelago entered into a merger agreement. On July 20, 2005, the merger agreement was amended to provide for the cash election and stock election described under “The Merger Agreement—Merger Consideration Received by NYSE Members,” to shorten the duration of the transfer restrictions that will be imposed on the shares of NYSE Group common stock issued to the NYSE members in the mergers, and to add NYSE Group and various subsidiaries of the NYSE and Archipelago as parties to the merger agreement. On October 20, 2005, the merger agreement was further amended so that shares of mandatorily redeemable preferred stock of NYSE Merger Corporation Sub (rather than cash) would be issued in the NYSE corporation merger. Under the merger agreement, these shares of preferred stock would automatically be redeemed three hours after their issuance for $300,000 in cash per share. Although the amendment modified the corporate mechanics by which NYSE members would receive cash in the mergers, the amendment did not affect the amount of cash or number of shares of NYSE Group common stock that any NYSE member would receive in the mergers. The reason for structuring the cash component of the consideration in this manner is to provide certain NYSE members that are not U.S. persons with deferral of certain non-U.S. income tax on their receipt of shares of NYSE Group common stock in the mergers. On November 2, 2005, the merger agreement was further amended to reduce by 20% each of the NYSE’s and Archipelago’s required amount of net cash for purposes of the closing conditions of the mergers, and for purposes of the payment of any permitted dividend. See “The Merger Agreement—Background of the Mergers.”

Structure of the Mergers

Pursuant to the merger agreement, the NYSE and Archipelago agreed to combine their businesses through a series of mergers under a single holding company. The net effect of the mergers will be that the NYSE and Archipelago will become wholly owned subsidiaries of NYSE Group.

The NYSE Mergers

The merger agreement provides that the NYSE will become a wholly owned subsidiary of NYSE Group through the following steps:

•	Prior to the mergers, the NYSE intends to contribute its tangible assets to one or more of its wholly owned subsidiaries.

•	After this contribution, the NYSE will merge with and into NYSE Merger Corporation Sub, Inc., a newly formed, wholly owned subsidiary of the NYSE, with NYSE Merger Corporation Sub surviving the merger. We refer to this merger as the “NYSE corporation merger.” In the NYSE corporation merger, each outstanding NYSE membership will be converted into 80,177 shares of NYSE Merger Corporation Sub common stock, plus a share of mandatorily redeemable preferred stock of NYSE Merger Corporation Sub that is redeemable for $300,000 in cash per share, unless the NYSE member makes the stock election or cash election described under “The Merger Agreement—Merger Consideration Received by NYSE Members.” The shares of mandatorily redeemable preferred stock will be automatically redeemed for cash three hours following the completion of the NYSE corporation merger. No dividends, interest or any other return will be payable with respect to the shares of preferred stock. If a stock election or cash election is made, the NYSE membership will be converted into the number of shares of NYSE Merger Corporation Sub common stock and shares of preferred stock of NYSE Merger Corporation Sub so that the holder of such shares would receive the consideration for the election, as described under “The Merger Agreement—Merger Consideration Received by NYSE Members.” Every reference to cash to be received by NYSE members as consideration in the mergers (other than cash in lieu of fractional shares of NYSE Group common stock), including in respect of a stock election and a cash election, shall be considered to mean the cash received upon the redemption of the shares of mandatorily redeemable preferred stock of NYSE Merger Corporation Sub that will be issued in the NYSE corporation merger and redeemed in the manner described above.

•	After the mandatory redemption of the shares of preferred stock of NYSE Merger Corporation Sub, NYSE Merger Corporation Sub will merge with and into NYSE Merger Sub LLC, a newly formed, wholly owned subsidiary of NYSE Group, with NYSE Merger Sub LLC (to be renamed New York Stock Exchange LLC) surviving the merger. We refer to this merger as the “NYSE LLC merger” and together with the NYSE corporation merger, the “NYSE mergers.” In the NYSE LLC merger, each share of common stock of NYSE Merger Corporation Sub will be converted into one share of NYSE Group common stock. The shares of NYSE Group common stock issued in the NYSE LLC merger will be subject to transfer restrictions as described under “The Merger Agreement—Post-Closing Transfer Restrictions.”

Upon completion of the NYSE mergers, the successor entities to the NYSE will be wholly owned subsidiaries of NYSE Group.

The Archipelago Merger

The merger agreement provides that, concurrently with the NYSE LLC merger, Archipelago Merger Sub Inc., a newly formed, wholly owned subsidiary of NYSE Group, will merge with and into Archipelago, with Archipelago surviving the merger. We refer to this merger as the “Archipelago merger” and, together with the NYSE mergers, the “mergers.” In the Archipelago merger, each outstanding share of Archipelago common stock will be converted into one share of NYSE Group common stock. Upon completion of the Archipelago merger, Archipelago will be a wholly owned subsidiary of NYSE Group.

Structure of the NYSE After the Mergers

In connection with the mergers, it is intended that the current businesses and assets of the NYSE will be reorganized so that, immediately after the mergers, these businesses and assets will be held in three separate entities:

•	New York Stock Exchange LLC. New York Stock Exchange LLC will be the entity registered as a national securities exchange. New York Stock Exchange LLC is not expected to hold any assets other than all of the equity interests of NYSE Market and NYSE Regulation.

•	NYSE Market. NYSE Market, Inc. will be a wholly owned subsidiary of New York Stock Exchange LLC. It will hold all of the NYSE’s current assets and liabilities other than the New York Stock Exchange LLC’s registration as a national securities exchange and other than the assets and liabilities relating to the regulatory functions currently conducted by the NYSE. NYSE Market will be the entity holding the assets and liabilities relating to the current securities exchange business of the NYSE.

•	NYSE Regulation. NYSE Regulation, Inc. will be a New York not-for-profit corporation, and the sole equity member of NYSE Regulation will be New York Stock Exchange LLC. NYSE Regulation will continue to perform the regulatory responsibilities currently conducted by the NYSE Regulation division of the NYSE for the NYSE and will incorporate the regulatory responsibilities of the Pacific Exchange for Archipelago. For a more detailed description of the activities of NYSE Regulation, see “NYSE Regulation.”

SIAC Distribution

In addition, under the merger agreement, the NYSE may, in its discretion, distribute its two-thirds interest in the Securities Industry Automation Corporation (“SIAC”) to NYSE Group, so that it is directly held by NYSE Group rather than through New York Stock Exchange LLC.

Post-Merger Diagram

The merger agreement provides that the NYSE and Archipelago may restructure the mergers so long as the restructuring does not have an adverse impact on the other party or its stockholders or members, as the case may be. In addition, the NYSE is not obligated under the merger agreement to reorganize itself into three separate entities, or distribute SIAC, as described above. The following diagram shows the structure of NYSE Group after the mergers, assuming that the NYSE determines to reorganize itself into three separate entities and distribute SIAC, as described above:

Merger Consideration Received by NYSE Members

Standard NYSE Consideration

In the mergers, each outstanding NYSE membership will be converted into $300,000 in cash and 80,177 shares of NYSE Group common stock. We refer to this mix of consideration as the “standard NYSE consideration.”

NYSE members will not receive, as part of the merger consideration, any license to trade on the trading facilities of the NYSE after the mergers. Trading licenses will be sold separately by NYSE Group or its subsidiaries. See “Information About NYSE Group—Trading Licenses.”

Cash Election and Stock Election

Cash Election. Instead of receiving the standard NYSE consideration, NYSE members will be provided the opportunity to elect to receive the maximum cash available for their NYSE memberships. We refer to this election as the “cash election.” NYSE members who make the cash election will, subject to proration, receive for their NYSE membership an amount of cash equal to the sum of (1) $300,000 and (2) the implied cash value of 80,177 shares of NYSE Group common stock, where the implied cash value of each share of NYSE Group common stock (which we refer to as the “implied closing cash value per share of NYSE Group common stock”)

is equal to the volume weighted average price of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the date of the completion of the mergers. We refer to the consideration received in the cash election as the “cash election consideration.”

Stock Election. NYSE members may instead elect to receive the maximum shares of NYSE Group common stock available for their NYSE memberships. We refer to this election as the “stock election.” NYSE members who make the stock election will, subject to proration, receive for their NYSE membership a number of shares of NYSE Group common stock equal to the sum of (1) 80,177 shares of NYSE Group common stock and (2) an amount equal to $300,000 divided by the implied closing cash value per share of NYSE Group common stock. This amount equals the standard stock amount per NYSE membership of 80,177 shares of NYSE Group common stock, plus the number of shares of NYSE Group common stock that has an implied value of $300,000 (where this value is based on the average of the closing prices of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the date of this document). We refer to the consideration received in the stock election as the “stock election consideration.”

Non-Election. Any NYSE member who fails to make any election, or fails to submit a valid Form of Election prior to the election deadline described under “The Merger Agreement—Merger Consideration Received by NYSE Members—Election Mechanics,” will receive the standard NYSE consideration for his or her NYSE membership.

In no event, however, will the aggregate consideration payable to NYSE members exceed the aggregate value of the cash that would have been paid and the shares that would have been issued had every NYSE member accepted the standard NYSE consideration.

No Floor for Consideration. NYSE members should note that the precise consideration that they receive if they make the cash election or the stock election will depend, in part, on the average price of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the date of the completion of the mergers, which price will not be available at the time that the NYSE members vote for the transaction or make an election. The merger agreement contains no provision that permits either party to terminate the merger agreement, or that alters the exchange ratio, simply because the stock price of Archipelago common stock has fallen below any agreed-upon minimum price or has risen above an agreed-upon maximum price.

Tax Consequences of the Elections. The U.S. federal income tax consequences of the mergers to NYSE members will vary depending on the combination of cash and shares of NYSE Group common stock that they receive for their memberships. NYSE members who make a cash election or a stock election, however, will not know at the time that they are required to make this election if, and to what extent, the proration procedures will change the mix of consideration that they will receive in the mergers. As a result, NYSE members who make a cash election or stock election will not know the exact tax consequences of their election at the time that they are required to make these elections. For more information regarding the tax consequences of the merger to NYSE members, see “The Mergers—Material U.S. Federal Income Tax Consequences.” NYSE members are urged to consult with their tax advisors to determine the tax consequences of the mergers to them.

No Recommendation Regarding Elections. Neither NYSE Group, the NYSE nor Archipelago is making any recommendation as to whether NYSE members should make the cash election or the stock election. If you are a NYSE member, you must make your own decision with respect to these elections and may wish to seek the advice of your own attorneys or accountants.

Transfer Restrictions on NYSE Group Common Stock. The shares of NYSE Group common stock that the NYSE members will receive in the mergers will be subject to transfer restrictions. These transfer restrictions will expire in three equal installments on the first, second and third anniversaries of the completion of the mergers, unless the NYSE Group board of directors removes the transfer restrictions, in whole or in part, earlier. The shares of NYSE Group common stock issued in the mergers to certain investment entities affiliated with General Atlantic, Goldman Sachs Group and Gerald D. Putnam, each as Archipelago stockholders, are also subject to transfer restrictions. See “Support and Lock-Up Agreements.” If the transfer restrictions are removed from the NYSE Group common stock held by these entities, the transfer restrictions will be removed from a proportionate number of shares held by the former NYSE members and vice versa. For a description of these transfer restrictions, see “Description of NYSE Group Capital Stock—Transfer Restrictions on Certain Shares of NYSE Group Capital Stock.”

Conversion of NYSE Memberships into NYSE Group Shares

The conversion of NYSE memberships into the applicable merger consideration will occur automatically at the effective time of the mergers. However, to receive this merger consideration, the NYSE member must properly complete a NYSE form of election and letter of transmittal (which, if you are a NYSE member, will be mailed to you separately) and send it to Wells Fargo Bank, N.A., which will serve as the exchange agent. In addition, if the NYSE form of election and letter of transmittal relates to a NYSE membership that is subject to either an A-B-C Agreement or a Subordination Agreement, then in order for the NYSE form of election and letter of transmittal to be complete, each party to such A-B-C Agreement or Subordination Agreement, as applicable, also must duly execute the NYSE form of election and letter of transmittal. The NYSE form of election and letter of transmittal contains representations and warranties on the part of the NYSE member, including representations and warranties to the effect that the NYSE member is, and will be as of the completion of the mergers, the record holder of the NYSE membership, with good title to that NYSE membership and full power and authority (a) to sell, assign and transfer that NYSE membership free and clear of all liens, restrictions, charges and encumbrances (other than those contained in the constitution and rules of the NYSE) and not subject to any adverse claims and (b) to make the stock election or cash election (if any) indicated in the NYSE form of election and letter of transmittal, except, with respect to (a) and (b), to the extent such power and authority is restricted by an A-B-C Agreement or Subordination Agreement approved by the NYSE. In addition, the NYSE member will be required to represent that the NYSE membership is not subject to any lease agreement, unless that lease agreement terminates before or concurrently with the mergers. After the exchange agent receives a properly completed NYSE form of election and letter of transmittal from a NYSE member, and the mergers are completed, the exchange agent will send the NYSE member his or her merger consideration.

The NYSE form of election and letter of transmittal must be completed by the record holder of a NYSE membership. However, if the NYSE form of election and letter of transmittal is properly completed, the record holder has the right to designate in that document that another party receive the merger consideration in respect of the NYSE membership other than the record holder, as more fully explained in the NYSE form of election and letter of transmittal.

Election Mechanics

NYSE Form of Election and Letter of Transmittal. The NYSE form of election and letter of transmittal is also to be used by the NYSE member to make the cash election or stock election for his or her NYSE membership. To make the stock election or the cash election, NYSE members must properly complete and sign a NYSE form of election and letter of transmittal as specified in the instructions to the NYSE form of election and letter of transmittal, and this NYSE form of election and letter of transmittal must be received by the exchange agent at or prior to the election deadline. If the NYSE membership is subject to an A-B-C Agreement or Subordination Agreement, each party to that agreement also must duly execute the NYSE form of election and letter of transmittal in order for the election to be valid.

Election Deadline. The election deadline for making the stock election or the cash election will be the second business day preceding the date of the completion of the mergers, which date will be publicly announced by the NYSE no less than 5 business days preceding such date. If the NYSE extends the election deadline, it will announce this extension at least five business days prior to the new election deadline.

Election Revocation and Changes. Generally, an election may be revoked or changed with respect to a membership covered by the election by the member who submitted the applicable form of election, but only by written notice received by the exchange agent prior to the election deadline. However, if the NYSE membership to which such revocation or change relates is subject to either an A-B-C Agreement or a Subordination Agreement, then, in order for the election to be revoked or changed, the written notice must be signed by each party to such A-B-C Agreement or Subordination Agreement. NYSE members may not revoke or change their elections following the election deadline.

NYSE memberships as to which a member has not made a valid election prior to the election deadline, including as a result of revocation, will be converted into the standard NYSE consideration. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the member making the purported election will receive the standard NYSE consideration for his or her NYSE membership, unless a proper election is subsequently made on a timely basis. NYSE members who make no election to receive cash or stock consideration in the NYSE mergers, whose elections are not received by the exchange agent by the election deadline, or whose NYSE forms of election and letters of transmittal are improperly completed or are not signed, will receive the standard NYSE consideration for their NYSE membership.

If a person will not be a NYSE member as of the date of the completion of the merger (because, for example, such person initiates a transfer of his or her NYSE membership to another person prior to the completion of the mergers), then such first person should not complete the NYSE form of election and letter of transmittal and should instead forward the NYSE form of election and letter of transmittal to the transferee of such NYSE membership. If a person makes a stock election or cash election in respect of his or her NYSE membership, but then subsequently transfers his or her NYSE membership so that such person is not the holder of such NYSE membership as of the completion of the mergers, then the NYSE has the right to declare such stock election or cash election, as the case may be, invalid. Any NYSE member as of the completion of the mergers (including any transferee of a NYSE membership after the election deadline) who does not make a valid cash election or stock prior to the election deadline or whose election is invalid shall receive the standard NYSE consideration in respect of his or her NYSE membership.

Proration and Allocation Procedure

The cash election and the stock election are subject to proration and allocation adjustments that will ensure that, in the aggregate, the amount of cash and shares of NYSE Group common stock issued in the mergers will equal the amount that would be issued if each NYSE member received the standard NYSE consideration. Accordingly, regardless of the number of cash elections or stock elections made by the NYSE members, the aggregate amount of cash that will be issued to the NYSE members pursuant to the mergers will be approximately $409,800,000 (which is equal to 1,366 NYSE memberships multiplied by $300,000 per NYSE membership), and the aggregate number of shares of NYSE Group common stock issued to the NYSE members in the mergers will be approximately 109,521,782 (which is equal to 1,366 NYSE memberships multiplied by 80,177 shares of NYSE Group common stock per NYSE membership).

Oversubscription of the Cash Election. The cash election will therefore be oversubscribed if the aggregate elections made by the NYSE members would require payment of more than $409,800,000 of cash or the issuance of less than 109,521,782 shares of NYSE Group common stock to the NYSE members. In this case, the cash election consideration will be adjusted so that the amount of cash issued to the NYSE member making the cash election is decreased, and the number of shares of NYSE Group common stock issued to this NYSE member is increased. Specifically, each NYSE membership for which the cash election is made will be converted into:

•	an amount of cash (rounded to the nearest cent), without interest, equal to the sum of:

•	$300,000; and

•	the product of $300,000 and a fraction, the numerator of which is the aggregate number of NYSE memberships for which the stock election was made and the denominator of which is the aggregate number of NYSE memberships for which the cash election was made (we refer to this product as the “cash oversubscription amount”); and

•	a number of shares of NYSE Group common stock equal to the difference between (1) 80,177 and (2) the quotient obtained by dividing the cash oversubscription amount by the implied closing cash value per share of NYSE Group common stock (which is equal to the average of the closing prices of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the completion of the merger).

If the cash election is oversubscribed, NYSE members making the stock election will continue to receive the stock election consideration, and NYSE members who neither make the stock election or cash election will receive the standard NYSE consideration.

Oversubscription of the Stock Election. The stock election will be oversubscribed if the aggregate elections made by the NYSE members would require payment of less than $409,800,000 in cash. In this case, the stock election consideration will be adjusted so that the amount of cash issued to the NYSE member making the stock election is increased, and the number of shares of NYSE Group common stock issued to this NYSE member is decreased. Specifically, each NYSE membership for which the stock election is made will be converted into:

•	a number of shares of NYSE Group common stock equal to the sum of:

•	80,177; and

•	the product of 80,177 and a fraction, the numerator of which is the aggregate number of NYSE memberships for which the cash election is made and the denominator of which is the aggregate number of NYSE memberships for which the stock election is made (we refer to this product as the “stock oversubscription amount”); and

•	an amount of cash (rounded to the nearest cent), without interest, equal to the difference between (1) $300,000 and (2) the product of the stock oversubscription amount and the implied closing cash value per share of NYSE Group common stock (which is equal to the average of the closing prices of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the completion of the merger).

If the stock election is oversubscribed, NYSE members making the cash election will continue to receive the cash election consideration, and NYSE members who neither make the stock election or cash election will receive the standard NYSE consideration.

The NYSE will make all computations related to the allocation formulas described in this section, and all of those computations will be binding and conclusive on all NYSE members. Because of the proration and allocation procedures, you cannot know for certain the amount of cash election consideration or stock election consideration at the time that the elections are required to be made. In addition, the value of the standard consideration, the cash election consideration and stock election consideration may differ from each other.

Illustrative Examples of the Cash Election and Stock Election

Example A—No Oversubscription. If neither the cash election nor the stock election is oversubscribed, the following table illustrates the consideration that NYSE members would receive if they made the cash election or the stock election depending on the average of the closing prices of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the closing of the mergers:

Average of Closing Prices of Archipelago Common Stock During 10 Consecutive Trading Days Prior to the Mergers	Standard NYSE Consideration	Cash Election	Stock Election
$40.00	• $300,000 in cash • 80,177 shares of NYSE Group common stock	$3,507,080 in cash	87,677 shares of NYSE Group common stock

$49.22(which is also the price of Archipelago common stock as of November 2, 2005, the latest practicable date prior to the date of this document)	• $300,000 in cash • 80,177 shares of NYSE Group common stock	$4,246,312 in cash	86,272 shares of NYSE Group common stock

$55.00	• $300,000 in cash • 80,177 shares of NYSE Group common stock	$4,709,735 in cash	85,631 shares of NYSE Group common stock

Example B—Oversubscription of Cash Election. The following example illustrates how the proration and allocation procedures would work in the event that there is an oversubscription of the cash election. For purposes of this example, assume the following:

•	there are 1,366 NYSE members;

•	600 NYSE members make the standard election;

•	500 NYSE members make the cash election;

•	the remaining 266 NYSE members make the stock election; and

•	the average of the closing prices of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the completion of the mergers (or the implied closing cash value per share of NYSE Group common stock) is $49.22.

In this example, the cash election consideration, prior to proration and allocation, would be $4,246,311.94 (which is equal to the sum of $300,000 and $3,946,311.94 (which is the implied closing cash value of 80,177 shares of NYSE Group common stock based on the implied closing cash value per share of NYSE Group common stock). As a result, the cash election is oversubscribed because the total cash that would be payable under these elections, without proration or allocation, is $2,303,155,970 (which is equal to the sum of (1) 600 multiplied by $300,000 and (2) 500 multiplied by $4,246,311.94). Accordingly, the cash election consideration will be adjusted so that it is equal to:

•	$459,600.00 in cash (which is equal to the sum of (1) $300,000 and (2) the cash oversubscription amount of 159,600, which equals $300,000 multiplied by 266/500); and

•	76,934 shares of NYSE Group common stock (which is equal to the difference between (1) 80,177 and (2) the quotient obtained by dividing the cash oversubscription amount of $159,600.00 by 49.22, which is the implied closing cash value per share of NYSE Group common stock).

Example C—Oversubscription of Stock Election. The following example illustrates how the proration and allocation procedures would work in the event that there is an oversubscription of the stock election. For purposes of this example, assume the following:

•	there are 1,366 NYSE members;

•	100 NYSE members make the standard election;

•	1,246 NYSE members make the stock election;

•	the remaining 20 NYSE members make the cash election; and

•	the implied closing cash value per share of NYSE Group common stock is $49.22.

In this example, the stock election is oversubscribed because the total cash that would be payable under these elections is 114,926,239 (which is equal to the sum of (1) 100 multiplied by $300,000 and (2) 20 multiplied by $3,946,311.94). Accordingly, the stock election consideration will be adjusted so that it is equal to:

•	81,464 shares of NYSE Group common stock (which is equal to the sum of (1) 80,177 and (2) the stock oversubscription amount of 1,287, which is the product of 80,177 and 20/1246).

•	$236,655.61 in cash (which is equal to the difference between (1) $300,000 and (2) the product of the stock oversubscription amount and the implied closing cash value per share of NYSE Group common stock).

Information About the Cash Election Consideration and Stock Election Consideration

The precise consideration that will be issued to NYSE members that make the cash election or the stock election will not be known until after the completion of the mergers, once the exchange agent has information on the closing prices of Archipelago common stock during the 10 consecutive trading days ending prior to the date of the completion of the mergers and on the number of NYSE members who made the cash election and the stock election. NYSE members can obtain information on the precise consideration that will be issued to those who make the cash election or stock election by calling MacKenzie Partners, Inc. after the completion of the mergers at (800) 322-2885 (toll-free) or (212) 929-5500 (call collect).

Merger Consideration Received by Archipelago Stockholders

Merger Consideration

Archipelago stockholders will only receive shares of NYSE Group common stock in the mergers, except for cash issued in lieu of fractional shares. Specifically, in the mergers:

•	each outstanding share of Archipelago common stock (other than shares held by Archipelago) will be converted into one share of NYSE Group common stock;

•	each outstanding Archipelago employee stock option to acquire shares of Archipelago common stock, whether vested or unvested, will be converted into an option to acquire an equal number of shares of NYSE Group common stock; and

•	each outstanding restricted stock unit of Archipelago common stock will be converted into one restricted stock unit of NYSE Group common stock.

The result of these conversions is that the aggregate number of shares of NYSE Group common stock (including shares underlying stock options and restricted stock grants) to be received by the Archipelago stockholders as a result of the mergers will equal 30% of the issued and outstanding shares of NYSE Group common stock at the time of completion of the mergers, calculated on a diluted basis. The remaining of the issued and outstanding shares of NYSE Group common stock will be issued to the NYSE members in the mergers or reserved for issuance to NYSE employees.

For purposes of calculating this 30% figure, the aggregate number of Archipelago employee stock options deemed outstanding shall be determined by applying the treasury stock method under U.S. generally accepted accounting principles, where the average market price of Archipelago common stock used in the calculation shall equal $25.35, which is the lesser of (1) the average market price of Archipelago common stock during the 10 consecutive trading days immediately following the date of the merger agreement, determined in the manner specified in the merger agreement, and (2) 150% of the closing price of a share of Archipelago common stock on April 19, 2005. The treasury stock method assumes that options are exercised and that the proceeds received by the issuer from the exercise of the options are used to purchase common stock for the treasury. The treasury stock method therefore increases the number of shares outstanding whenever the exercise price of the option is lower than the average market price of the common stock.

The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the date of the mergers. Each share of Archipelago common stock owned by Archipelago and by the NYSE (other than any shares held on behalf of third parties) will be cancelled without consideration.

Treatment of Archipelago Options and Awards

At the time of completion of the Archipelago merger, each outstanding option to purchase shares of Archipelago common stock, whether or not vested, will be converted into an option to acquire an equivalent number of shares of NYSE Group common stock at an equivalent exercise price (to be determined in a manner consistent with the requirements of the Internal Revenue Code). In all other respects, each Archipelago option will continue to be governed by the same terms and conditions as were applicable to it immediately prior to the completion of the Archipelago merger.

In addition, at the time of completion of the Archipelago merger, each right of any kind, whether contingent or accrued, to acquire or receive Archipelago common stock or benefits measured in whole or in part by the value of a number of shares of Archipelago common stock that is awarded, outstanding, payable or reserved for issuance under any Archipelago benefit plans (other than Archipelago options), which we refer to in this document as an “Archipelago award,” will be deemed to be converted into the right to acquire or receive benefits measured by the value of an equivalent number of shares of NYSE Group common stock. In all other respects, each Archipelago award will continue to be governed by the same terms and conditions as were applicable to it immediately prior to the completion of the mergers.

Conversion of Archipelago Shares into NYSE Group Shares

Conversion and Exchange of Shares. The conversion of shares of Archipelago common stock into the right to receive shares of NYSE Group common stock will occur automatically at the effective time of the mergers. As soon as practicable after the completion of the mergers, Wells Fargo Bank, N.A., which will serve as the exchange agent, will exchange certificates representing former shares of Archipelago common stock for shares of NYSE Group common stock pursuant to the terms of the merger agreement.

Archipelago Letter of Transmittal. As soon as practicable after the completion of the mergers, Wells Fargo Bank, N.A., the exchange agent, will send an Archipelago letter of transmittal to former holders of record of Archipelago common stock. The Archipelago letter of transmittal will be accompanied by instructions on how to surrender certificates representing Archipelago common stock and on how to authorize the transfer and cancellation of Archipelago common stock held in book-entry form. When a holder of Archipelago common stock delivers a properly executed Archipelago letter of transmittal and, if applicable, Archipelago stock certificates and any other required documents to the exchange agent, the stock certificates representing Archipelago common stock will be cancelled, and the holder will be entitled to receive in exchange a certificate representing the number of shares of NYSE Group that the holder is entitled to receive as the merger consideration in the Archipelago merger and cash in lieu of fractional shares.

If an Archipelago stockholder holds Archipelago common stock in book-entry form, when the stockholder delivers a properly executed Archipelago letter of transmittal and any other required documents to the exchange agent, the shares of Archipelago common stock held by the stockholder automatically will be cancelled and converted into shares of NYSE Group common stock, except that the stockholder will be entitled to cash in lieu of fractional shares as described below under “No Fractional Shares.”

DO NOT SUBMIT ARCHIPELAGO STOCK CERTIFICATES FOR EXCHANGE UNTIL YOU RECEIVE THE ARCHIPELAGO LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

If a certificate for shares of Archipelago common stock has been lost, stolen or destroyed, the exchange agent will issue the applicable merger consideration properly payable under the merger agreement upon compliance by the applicable stockholder with the replacement requirements established by the exchange agent.

No Fractional Shares

No person will receive fractional shares of NYSE Group common stock in the mergers. Instead, the exchange agent will sell, on behalf of NYSE members and Archipelago stockholders, the aggregate fractional shares that those holders would otherwise have received, and each NYSE member or Archipelago stockholder that otherwise would have received a fraction of a share of NYSE Group common stock will receive cash in an amount equal to the member’s or shareholder’s proportional interest in the net proceeds of the sale.

Dividends; Withholding

Dividends and Distributions with Respect to Unexchanged Memberships or Shares. Any dividend or other distribution declared after the completion of the mergers with respect to shares of NYSE Group common stock into which NYSE memberships or shares of Archipelago common stock are convertible will not be paid (but will nonetheless accrue) until those memberships or shares of common stock are properly surrendered for exchange. NYSE Group will pay to former NYSE members and former Archipelago stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their stock certificates or book-entry interests, as applicable. After the completion of the mergers, there will be no transfers on the NYSE’s records of any NYSE memberships, or on Archipelago’s stock transfer books of any shares of Archipelago common stock, that were outstanding immediately prior to the completion of the mergers.

Withholding. The exchange agent will be entitled to deduct and withhold from the merger consideration payable to any former NYSE member or former Archipelago stockholder the amounts it is required to deduct and withhold under the Internal Revenue Code or any provision of any state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the mergers as having been paid to the members or stockholders from whom they were withheld.

Post-Closing Transfer Restrictions

The shares of NYSE Group common stock issued to the former NYSE members in the mergers will be subject to a lock-up period during which the shares may not be directly or indirectly assigned, sold, transferred, pledged, hypothecated or otherwise disposed. The lock-up period will begin on the date of completion of the mergers, and the shares subject to the lock-up will expire in equal installments on the first, second and third anniversaries of that date. The lock-up period is the same as that imposed on the shares of NYSE Group common stock received by General Atlantic and Goldman Sachs Group, Archipelago’s two largest stockholders. The shares of NYSE Group common stock received by entities affiliated with Gerald D. Putnam, are subject to a lock-up period ending on the first anniversary of the date of completion of the mergers. See “Support and Lock-Up Agreements—Lock-Up of NYSE Group Common Stock.”

Prior to the completion of the mergers, the NYSE has the right to amend the scope of the transfer restrictions imposed on the shares of NYSE Group common stock to be issued to the NYSE members in the mergers. If it chooses to do so, the NYSE must offer the parties to the support and lock-up agreements to similarly amend the scope of the transfer restrictions imposed on the shares of NYSE Group common stock to be issued to those parties in the mergers.

After the completion of the mergers, the NYSE Group board of directors may shorten the lock-up period with respect to all or a portion of the shares subject to the lock-up. See “Support and Lock-Up Agreements—Lock-Up of NYSE Group Common Stock.”

Conditions to Completion of the Mergers

Conditions to Each Party’s Obligations. Neither the NYSE nor Archipelago is obligated to complete the mergers unless each of the following conditions is satisfied or waived:

•	the merger agreement has been adopted by the affirmative vote of the holders of two-thirds of the votes cast by the NYSE members at a meeting where a quorum is present and by the holders of a majority of the outstanding shares of Archipelago common stock entitled to vote on the matter;

•	the shares of NYSE Group common stock to be issued in the mergers and reserved for issuance in connection with the mergers have been authorized for listing on the NYSE (or if this listing is not approved or permitted, another national securities exchange), upon official notice of issuance;

•	the waiting period applicable to the mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated;

•	all consents or approvals from governmental authorities required to be obtained in connection with the mergers have been obtained, unless the failure to obtain these consents would not reasonably be expected to result in (1) a material adverse effect on the business, continuing results of operations or financial condition of Archipelago and its subsidiaries, taken as a whole, (2) the authority and ability of the Pacific Exchange to continue as a national securities exchange and SRO following the acquisition of PCX Holdings by Archipelago, (3) an effect on the business, continuing results of operations or financial condition of the NYSE and its subsidiaries that would have been a material adverse effect on the business, continuing results of operations or financial condition of Archipelago and its subsidiaries, taken as a whole, if it had occurred with respect to Archipelago and its subsidiaries and (4) the authority and ability of the NYSE to continue as a national securities exchange (any circumstance described in clauses (1) through (4) is referred to as a “substantial detriment”);

•	all of the required consents and approvals from governmental authorities that have been obtained are on terms that, individually or in the aggregate, would not be reasonably likely to result in a substantial detriment;

•	no court or other governmental entity has enacted or issued any injunction, order, rule or law that (1) restrains, enjoins or otherwise prohibits the completion of the mergers or other transactions contemplated by the merger agreement and (2) would result in or would be reasonably likely to result in a substantial detriment, and no governmental entity has instituted any proceeding or threatened to institute any proceeding seeking such an injunction, order, rule or law;

•	the registration statement of which this document forms a part has been declared effective by the SEC, and no stop order suspending the effectiveness of the registration statement shall have been issued, initiated or threatened by the SEC; and

•	all state securities and “blue sky” permits necessary to consummate the transactions contemplated by the merger agreement have been received.

Additional Closing Conditions. The obligations of each of the NYSE and Archipelago to complete the mergers is also subject to the satisfaction or waiver of the following additional conditions:

•	truth and accuracy of the representations and warranties of the other party, generally subject to any exceptions that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a material adverse effect on the other party;

•	the other party’s performance in all material respects of all of its obligations that are required by the merger agreement to be performed on or prior to the closing date;

•

receipt by the NYSE of a private letter ruling from the Internal Revenue Service or an opinion of its counsel, in either case, to the effect that the NYSE corporation merger and the NYSE LLC merger will each qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and receipt by Archipelago of a private letter ruling from the Internal Revenue Service or an opinion of its counsel, in either case, to the effect that the Archipelago merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or that the Archipelago merger and the NYSE mergers, taken together, will qualify as a transaction described in Section 351 of the Internal Revenue Code; and

•	possession by the other party, at the time of completion of the mergers, of a minimum amount of net cash—specifically, Archipelago’s obligation to complete the mergers is subject to the NYSE’s possession of at least $280 million of net cash, and the NYSE’s obligation to complete the mergers is subject to Archipelago’s possession of at least $120 million of net cash. For a discussion of the calculation of net cash, see “The Merger Agreement—Calculation of Net Cash.”

For purposes of the merger agreement, the term “material adverse effect” means, with respect to either party, a material adverse effect on:

•	the business, continuing results of operations or financial condition of the applicable party and its subsidiaries taken as a whole;

•	the authority or ability of the NYSE (in the case of the NYSE) or the Pacific Exchange (in the case of Archipelago) to continue as a national securities exchange and SRO; or

•	the ability of either party to consummate the mergers prior to the termination date of the agreement.

The following, however, shall not be considered in determining whether a material adverse effect has occurred:

•	any change or development in economic, business or securities markets conditions generally (including any such change or development resulting from acts of war or terrorism) to the extent that the change or development does not affect the applicable party in a materially disproportionate manner relative to other U.S. securities exchanges or trading markets;

•	any change or development to the extent resulting from the execution or announcement of the merger agreement or the transactions contemplated by the merger agreement; and

•	any change or development to the extent resulting from any act or omission by the relevant party that is required by the merger agreement.

We may be required to re-solicit your vote in the event that a material condition to the mergers is waived by one of us.

Reasonable Best Efforts to Obtain Required Approvals

The NYSE and Archipelago have agreed to use reasonable best efforts to take all actions necessary to consummate the mergers and the other transactions contemplated by the merger agreement, including taking such actions necessary to obtain any required consents from third parties or governmental authorities. However, the merger agreement does not require the NYSE or Archipelago to:

•	agree to sell or hold separate any assets or businesses of NYSE Group, the NYSE, Archipelago or any of their respective subsidiaries or affiliates if this action would reasonably be expected to result in:

•	a material adverse effect on the business, continuing results of operations or financial condition of the NYSE and its subsidiaries, taken as a whole;

•	a material adverse effect on the authority or ability of the NYSE to continue as a registered national securities exchange and a SRO;

•	an effect on the business, continuing results of operations or financial condition of Archipelago that, if it had occurred with respect to the NYSE, would have been a material adverse effect on the business, continuing results of operations or financial condition of the NYSE and its subsidiaries, taken as a whole; or

•	a material adverse effect on the authority or ability of the Pacific Exchange to continue as a registered national securities exchange and a SRO; or

•	agree to any changes or restrictions in the market or regulatory structure of NYSE Group, the NYSE, Archipelago or any of their respective subsidiaries or affiliates, or in the operations of their respective assets and business, that would reasonably be expected to result in a substantial detriment.

No Solicitations of Alternative Transactions

The merger agreement contains detailed provisions prohibiting the NYSE and Archipelago from seeking an alternative transaction to the mergers. Under these “no solicitation” provisions, each of the NYSE and Archipelago has agreed not to:

•	initiate, solicit, knowingly encourage, facilitate (including by way of furnishing information) or induce any inquires or the making, submission or announcement of an “acquisition proposal” (as described below);

•	hold any discussions with or provide any confidential information or data to any person or entity relating to an acquisition proposal, or engage in any negotiations concerning an acquisition proposal, or knowingly facilitate any effort or attempt to make or implement an acquisition proposal;

•	approve or recommend, or propose publicly to approve or recommend, any acquisition proposal; or

•	approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any acquisition proposal or propose publicly or agree to do any of the foregoing.

For purposes of the merger agreement, the term “acquisition proposal” means, with respect to either the NYSE or Archipelago, any proposal or offer with respect to, or any indication of interest in (other than acquisitions permitted by the terms of the merger agreement):

•	any direct or indirect acquisition or purchase of the party or 10% or more of the equity or voting power of the party or the consolidated gross assets of the party and its subsidiaries, taken as a whole;

•	any direct or indirect acquisition or purchase of a subsidiary of the party that constitutes 10% or more of the consolidated gross revenue or consolidated gross assets of the party and its subsidiaries, taken as a whole, or 50% or more of the equity or voting power of the subsidiary;

•	any tender offer that, if completed, would result in any person beneficially owning 10% or more of any class of equity or voting power of the party; or

•	any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving such party or a subsidiary of such party that constitutes 10% or more of the consolidated gross revenue or consolidated gross assets of the party and its subsidiaries, taken as a whole.

The merger agreement permits the NYSE and Archipelago and their respective boards of directors to comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act with regard to an acquisition proposal that either party may receive and to make other disclosures required by law or the fiduciary duties of our respective boards of directors.

If either the NYSE or Archipelago receives an unsolicited bona fide written acquisition proposal prior to the receipt of NYSE member approval or Archipelago stockholder approval, as applicable, of the merger agreement, the party receiving that proposal may engage in discussions or negotiations with, or provide information to the person making that acquisition proposal, if and only to the extent that:

•	the board of directors of the party receiving the acquisition proposal, after consultation with its outside legal counsel and financial advisors, concludes in good faith that there is a reasonable likelihood that the acquisition proposal could constitute a “superior proposal” (as described below);

•	the board of directors of the party receiving the acquisition proposal, after consultation with its outside legal counsel, determines in good faith that failure to take the action would be inconsistent with the board’s fiduciary duties under applicable law;

•	prior to providing information or data to any person in connection with the acquisition proposal, the board of directors of the party receiving the acquisition proposal receives from the person making the acquisition proposal an executed confidentiality agreement, with terms that are no less restrictive, in the aggregate, than those contained in the confidentiality agreement between the NYSE and Archipelago; and

•	that party has complied in all material respects with the “no solicitation” provisions in the merger agreement.

In addition, if either the NYSE or Archipelago receives an unsolicited bona fide written acquisition proposal prior to the receipt of NYSE member approval or Archipelago stockholder approval, as applicable, of the merger agreement, the party receiving that proposal may withdraw or change its recommendation in favor of adopting the merger agreement if and only to the extent that:

•	the board of directors of the party receiving the acquisition proposal, after consultation with outside legal counsel and financial advisors, concludes in good faith that the acquisition proposal which has been received constitutes a superior proposal (as described below); and

•	the board of directors of the party receiving the acquisition proposal, after consultation with outside legal counsel, determines in good faith that failure to take the action would be inconsistent with the board’s fiduciary duties under applicable law.

For purposes of the merger agreement, “superior proposal” means a bona fide written acquisition proposal obtained by either the NYSE or Archipelago (other than any such proposal obtained in breach of the “no solicitation” provisions in the merger agreement) for or in respect of:

•	in the case of the NYSE, 50% or more of the outstanding memberships in or assets of the NYSE and its subsidiaries on a consolidated basis, and

•	in the case of Archipelago, all of the outstanding voting power of and economic interest in the capital stock of Archipelago or all of the assets of Archipelago and its subsidiaries on a consolidated basis, on terms that the board of directors of the applicable party concludes in good faith, after receipt of the advice of its financial advisors and outside legal counsel, is more favorable, from a financial point of view, to the members or stockholders, as applicable, of the party receiving the acquisition proposal than the mergers contemplated by the merger agreement, after taking into account all legal, financial, regulatory and other aspects of the acquisition proposal and the merger agreement and any improved terms that the other party has offered pursuant to the merger agreement that are deemed relevant by the board of directors of the applicable party (including conditions to and the expected timing and risks of completion and the ability of the party making the acquisition proposal to obtain financing).

The NYSE and Archipelago have agreed in the merger agreement that they will:

•	notify the other party to the merger agreement within two business days of receipt of any acquisition proposal or any request for nonpublic information or inquiry that the party receiving the acquisition proposal, request or inquiry reasonably believes could lead to an acquisition proposal, of the material terms and conditions of the acquisition proposal, request or inquiry and the identity of the person making the acquisition proposal, request or inquiry; and

•	thereafter provide the other party, as promptly as practicable, with oral and written notice containing sufficient information to keep the other party informed in all material respects of the status and details of the acquisition proposal, request or inquiry.

Members/Stockholders Meeting

Each of the NYSE and Archipelago agreed in the merger agreement to convene a meeting of its members or stockholders, as applicable, on a mutually agreed date that shall be as promptly as practicable (1) after the registration statement of which this document forms a part is declared effective and (2) to the extent permissible, after the SEC shall have granted any necessary approvals for the consummation of the transactions contemplated by the merger agreement. Additionally, subject to fiduciary obligations under applicable law, the board of directors of each of the NYSE and Archipelago agreed to recommend and solicit the approval and adoption of the merger agreement. In the event that the NYSE board of directors or Archipelago board of directors determines that the merger agreement is no longer advisable and either (1) makes no recommendation or (2) recommends that its members or stockholders, as applicable, reject the merger agreement, the party shall nevertheless submit the merger agreement to its members or stockholders for approval and adoption at their respective meetings unless the merger agreement has been terminated in accordance with the terms of the merger agreement.

Termination

Termination Rights

The NYSE and Archipelago may terminate the merger agreement at any time prior to the completion of the merger by mutual consent. In addition, either the NYSE or Archipelago may terminate the merger agreement by written notice to the other party at any time prior to the completion of the mergers if:

•	the mergers are not completed on or before February 1, 2006 (the “termination date”), except that this right to terminate will not be available to a party whose failure to comply with any provision of the merger agreement (or similar failure by any of the party’s subsidiaries) was the cause of, resulted in, or proximately contributed to the failure of the mergers to be completed by the termination date;

•	the NYSE members or the Archipelago stockholders do not approve and adopt the merger agreement at their respective meetings or any adjournment or postponement of these meetings, except that this right to terminate will not be available to a party that has breached its obligations to properly convene and hold a members meeting or stockholders meeting in a manner that proximately contributes to the party’s members meeting or stockholders meeting not being held, or the vote of NYSE members or Archipelago stockholders, as the case may be, not being taken prior to the termination date; or

•	any governmental entity and, in the case of Archipelago, any SRO denies any regulatory approval that is required to be obtained in connection with the mergers and constitutes a condition to the completion of the mergers, and this denial becomes final, binding and non-appealable, or issues a final and non-appealable order permanently restraining, enjoining or otherwise prohibiting the mergers.

The termination date of the merger agreement set forth above may be extended by either party to May 1, 2006 (which date may be further extended for an additional period of time, but not later than August 1, 2006) if, on February 1, 2006, the only conditions to the completion of the mergers that have not yet been satisfied are those listed under “The Merger Agreement—Conditions to Completion of the Mergers—Conditions to Each Party’s Obligations.”

Either party may also terminate the merger agreement at any time prior to the approval and adoption of the merger agreement by its members or stockholders, as applicable, if:

•	the board of directors of the terminating party authorizes that party to enter into a binding agreement for an alternative transaction that constitutes a superior proposal (after notifying the other party to the merger agreement of its intention to enter into this agreement and after providing the other party with an opportunity to match the terms of the alternative transaction so that it would not be a superior proposal); and the terminating party is not in material breach of the “no solicitation” provisions described under “The Merger Agreement—No Solicitation of Alternative Transactions,” or any other terms of the merger agreement; or

•	the other party’s board of directors changes its recommendation for the mergers or fails to reconfirm its recommendation within seven business days after a written request by the terminating party to do so.

Either party may terminate the merger agreement at any time prior to the completion of the mergers, regardless of whether the approval and adoption of the merger agreement by the members or stockholders, as the case may be, has been obtained, if:

•	the other party breaches in any material respect the “no solicitation” provisions described under “The Merger Agreement—No Solicitation of Alternative Transactions”; or

•	the other party breaches in any material respect any of its representations, warranties, covenants or agreements contained in the merger agreement (which breach would prevent satisfaction of the other party’s relevant closing conditions), and the breach is not curable or if curable, is prior to the earlier of (1) the date that is 30 days after written notice of the breach is given, or (2) the business day prior to the termination date of the merger agreement).

Termination Fees and Expense Reimbursement

The merger agreement requires each of the NYSE and Archipelago to pay the other party a termination fee of $30 million and also reimburse the other party for its out-of-pocket expenses in an aggregate amount up to $10 million as follows:

•	if any party terminates the merger agreement because the termination date has occurred, and at that time the other party would have been permitted to terminate the merger agreement on the ground that the terminating party’s board of directors changed its recommendation or failed to reconfirm its recommendation for the mergers as described above, then the terminating party will promptly pay the termination fee and expense reimbursement; or

•	if any party terminates the merger agreement because the other party’s board of directors changed its recommendation or failed to reconfirm its recommendation for the mergers, then the other party must pay the terminating party the termination fee and expense reimbursement.

In addition, if an acquisition proposal is made to either party or its subsidiaries, or any person announces a bona fide intention to make an acquisition proposal with respect to either party or its subsidiaries, and thereafter the agreement is terminated:

•	by either party because the members or stockholders, as applicable, of the party receiving the acquisition proposal did not approve and adopt the merger agreement at their meeting convened for that purpose (including any adjournment or postponement of that meeting);

•	by either party because the termination date of the merger agreement has occurred and, at that time, the only closing condition that is not satisfied is the failure to have received the approval for the mergers of the stockholders or members, as applicable, of the party receiving the acquisition proposal; or

•	by the other party because the party receiving the acquisition proposal materially breached the “no solicitation” provisions described under “The Merger Agreement—No Solicitation of Alternative Transactions”;

then, in each case, the party receiving the acquisition proposal must:

•	pay the expense reimbursement within two days after termination; and

•	pay the termination fee if, within 15 months of the termination, any third party has acquired or has entered into an agreement with the party receiving the acquisition proposal to acquire (either through a purchase, merger, consolidation or otherwise) a majority of the voting power or economic interests in that party or a majority of the consolidated assets of that party and its subsidiaries, taken as a whole.

If either party fails to pay all amounts of the termination fee and expense reimbursement due on the specified dates, then the party must also pay the other party’s expenses from actions taken to collect the unpaid amounts, including interest on the unpaid amounts and the additional expenses, calculated at the prevailing market rate of Citibank, N.A.

Conduct of Business Pending the Mergers

The NYSE and Archipelago agreed in the merger agreement that, until the earlier of the completion of the mergers or the termination of the merger agreement, they would conduct their respective businesses in the ordinary and usual course consistent with past practice and use reasonable best efforts to preserve their respective business organizations and maintain relationships and goodwill with governmental entities, providers of order flow, customers, other business associates, members and stockholders. They also agreed to certain restrictions relating to the conduct of their businesses during this period. Specifically, the NYSE and Archipelago agreed not to do the following without the prior written consent of the other party (subject to exceptions specified in the merger agreement):

•	issue, sell, pledge, dispose of, encumber, split, combine or reclassify their (or their subsidiaries’) memberships interests or capital stock, as applicable (except that (1) the NYSE has the right to agree to issue equity interests in NYSE Group in connection with acquisitions as long as the number of shares of NYSE Group common stock does not exceed 25% of the outstanding NYSE memberships, on an as-converted basis using the exchange ratio for NYSE members in the mergers; and (2) Archipelago has the right to issue shares of Archipelago common stock in connection with its acquisition of PCX Holdings (which was completed by Archipelago on September 26, 2005), outstanding awards under its benefits plans, and the grant of certain restricted stock units pursuant to the terms of the merger agreement);

•	declare or pay any dividends, other than the cash dividend expressly permitted by the merger agreement (which is described under “The Merger Agreement—Permitted Dividends”) and dividends payable by their wholly owned subsidiaries to them;

•	repurchase or redeem its memberships or capital stock (except, in the case of Archipelago, in connection with its benefits plans and its acquisition of PCX Holdings);

•	incur or guarantee any indebtedness within specified limits (except that the NYSE may incur indebtedness if it has consulted with Archipelago prior to taking this action);

•	make or authorize capital expenditures other than within specified limits of each party’s existing business plan (except that the NYSE may make capital expenditures outside of these limits if it has consulted with Archipelago prior to taking this action);

•	settle or compromise any material litigation other than in the ordinary and usual course of business consistent with past practice (except that the NYSE may take this action if it has consulted with Archipelago prior to doing so);

•	modify, amend or terminate any of its material contracts (except that the NYSE may take this action if it has consulted with Archipelago prior to doing so);

•	change its credit practices or accounting principles, policies or practice, except to the extent these changes are required by changes in U.S. generally accepted accounting principles (except that the NYSE may take this action if it has consulted with Archipelago prior to doing so);

•	enter into any non-compete or similar agreement that would materially restrict the businesses of NYSE Group or any of its subsidiaries after the completion of the mergers; or

•	take actions that would be reasonably likely to prevent or impede the mergers from qualifying as reorganizations under the Internal Revenue Code.

In addition to the above restrictions, Archipelago agreed not to do any of the following without the prior consent of the NYSE (subject to exceptions specified in the merger agreement):

•	amend its certificate of incorporation or bylaws, except as set forth in the merger agreement;

•	transfer, lease, license, sell, or dispose of any of its material property or assets other than in the ordinary course of business;

•	enter into or consummate any acquisitions or other types of non-ordinary-course transactions other than the acquisition of PCX Holdings;

•	terminate, establish, amend or make new grants under any employee benefit plans or similar arrangements (except for offer letters to newly-hired employees with base salary not to exceed $300,000), increase the compensation of any employees or fringe benefits of any director, officer or employees (except for increases and new grants within certain agreed limits in the merger agreement), enter into or renew any contract that provides payment of compensation contingent upon the occurrence of any transactions contemplated by the merger agreement, or accelerate or otherwise affect the vesting of any equity-based awards upon the occurrence of any of the transactions contemplated by the merger agreement (except for the triggering provision for certain new awards as provided in the merger agreement);

•	make or change any material tax election (subject to certain exceptions), change any material method of tax accounting, file any material amended tax return, or settle or compromise any material audit or proceedings relating taxes;

•	permit any insurance policy naming it as a beneficiary to be cancelled or terminated other than in the ordinary course of business;

•	make any amendment, waiver or modification to its merger agreement with PCX Holdings;

•	enter into contracts between Archipelago or any of it subsidiaries, on the one hand, and Archipelago’s affiliates, employees, officers or directors, on the other hand, other than as permitted by the merger agreement; or

•	file with the SEC any application to change its rules or regulations unless it simultaneously provides a written copy of the application to the NYSE.

Permitted Dividends

The merger agreement will permit either the NYSE or Archipelago to pay a cash distribution or dividend to its members or stockholders, as applicable, so that the relative net cash that the NYSE and Archipelago contribute to NYSE Group in the mergers is in a 70:30 ratio. Specifically, if the NYSE has at least $280 million of net cash at the closing of the mergers, and its net cash is greater than 7/3rds of Archipelago’s net cash at closing, then the NYSE has the right to declare and pay to NYSE members a cash distribution in an aggregate amount equal to this excess. Likewise, if Archipelago has at least $120 million of net cash at the closing of the mergers, and its net cash is greater than 3/7ths of the NYSE’s net cash at closing, then Archipelago has the right to declare and pay to Archipelago stockholders a cash dividend in an aggregate amount equal to this excess. If a permitted dividend is paid, it will be paid either by the NYSE or by Archipelago (depending on which party has cash in excess of the 70:30 ratio), but not by both. If either the NYSE or Archipelago is able to pay a permitted dividend under the merger agreement, it currently intends to do so to the greatest extent permitted under the merger agreement. For a discussion of the calculation of net cash, see “The Merger Agreement—Calculation of Net Cash.”

Calculation of Net Cash

Each of the NYSE and Archipelago will calculate its net cash at an agreed-upon time prior to the mergers to determine compliance with the minimum net cash closing condition (see “The Merger Agreement—Conditions to Completion of the Mergers—Additional Closing Conditions”) and to determine the amount, if any, of permitted dividend that the NYSE or Archipelago has the right to distribute prior to completion of the mergers (see “The Merger Agreement—Permitted Dividends”). The amount of net cash will be calculated in accordance with U.S. generally accepted accounting principles and on the same basis and applying the same accounting principles, policies and practices that the NYSE or Archipelago, as applicable, used in producing its respective financial statements for the last fiscal year. The amount of net cash for each party will be calculated as that party’s aggregate cash assets (broadly, the sum of its cash, cash equivalents and market securities, short-term investments at cost, repurchase agreements, net receivables and prepaid expenses in the current year) less that party’s aggregate cash liabilities (broadly, the sum of its accounts payable, capital lease obligations, any indebtedness for borrowed money, any other obligation to pay cash other than obligations incurred in the ordinary course of business, consistent with past practice).

In the case of the NYSE, any expenses in respect of the indemnification agreement related to the Special Trust Fund or the Gratuity Fund will not be included in its aggregate cash liabilities, and will not, therefore, reduce the NYSE’s net cash for these purposes. The Special Trust Fund was established under provisions of the NYSE constitution to provide assistance (primarily from funds contributed by the NYSE to the Special Trust Fund) to customers threatened with losses due to the financial condition of certain member organizations. The Gratuity Fund was established under provisions of the NYSE constitution to pay the spouse and/or children of deceased NYSE members a sum of money.

In the case of Archipelago, any expected restructuring charges expected to be incurred in connection with the acquisition of the Pacific Exchange will be included in its aggregate cash liabilities, thus reducing Archipelago’s net cash for these purposes.

In addition, certain cash severance amounts (including excess parachute payment gross-ups arising solely from these cash severance amounts) that are or may be payable to Archipelago employees under change-of- control severance or employment agreements as a result of the mergers will be deemed to have been paid prior to the calculation of Archipelago’s net cash, and accordingly, reduce Archipelago’s net cash for these purposes. See “The Mergers—Interests of Officers and Directors in the Mergers—Interests of Archipelago Directors and Executive Officers—Archipelago Executive Election.”

Indemnification and Insurance of Directors and Officers

After the completion of the mergers, the parties agreed that NYSE Group will indemnify, hold harmless and provide advancement of expenses to the past and present directors, officers and employees of the NYSE, Archipelago and their respective subsidiaries, for acts or omissions occurring at or prior to the completion of the mergers, to the same extent as these individuals had rights of indemnification prior to the completion of the mergers and to the fullest extent permitted by law. The parties also agreed that the NYSE Group certificate of incorporation and bylaws will include provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions in the current certificate of incorporation and bylaws of each of the NYSE and Archipelago.

In addition, for a period of six years following the completion of the mergers, NYSE Group will maintain in effect the current directors’ and officers’ and fiduciary liability policies maintained by each of the NYSE and Archipelago with respect to claims arising from facts or events occurring at or prior to the completion of the mergers (or a substitute policy or policies with the same coverage and with terms no less advantageous in the aggregate), subject to the limitation that NYSE Group will not be required to spend in any one year more than

175% of the annual premiums currently paid by each of the NYSE and Archipelago for this insurance. Instead, NYSE Group may, at its option, purchase a six-year “tail” prepaid policy on the same terms and conditions and subject to the same expenditure limitation.

Benefits Matters

The parties to the merger agreement agreed that, until the later of December 31, 2006 and the first anniversary of the mergers, NYSE Group will provide to Archipelago employees compensation and pension and welfare benefits that are no less favorable in value in the aggregate than those provided to those employees immediately prior to the completion of the mergers. NYSE Group will also give employees of Archipelago who become participants in NYSE Group’s employee benefit plans credit (for purposes of eligibility, vesting and benefit accruals) for all service recognized by Archipelago and its subsidiaries, except (1) as such credit would result in a duplication of benefits, (2) to the extent that any new plan is established by NYSE Group that does not recognize service of similarly situated employees of the NYSE and its subsidiaries and (3) benefit accruals will not be provided under NYSE Group’s defined benefit pension plans. In addition, NYSE Group will honor Archipelago benefit plans and arrangements in accordance with their terms as in effect immediately prior to the completion of the mergers. NYSE Group, Archipelago and their respective subsidiaries retain the right to amend or terminate any plan in accordance with its terms. The NYSE and Archipelago agreed that the mergers will constitute a change of control under Archipelago’s employment agreements and change-of-control severance agreements in accordance with the terms of those agreements. For a discussion of the treatment of certain amounts that are paid or are payable under these agreements for purposes of the calculation of net cash, see “The Mergers—Interests of Officers and Directors in the Mergers—Interests of Archipelago Directors and Executive Officers—Executive Election.”

NYSE Group will also pay participants in the Archipelago annual bonus plan who remain employed through the completion of the mergers a prorated annual bonus for the year in which the mergers become effective, based on an annual bonus amount for that year as reasonably determined in good faith by the compensation committee of the Archipelago board of directors and consistent with past practice.

Under the merger agreement, the NYSE has the right to issue or reserve for issuance to NYSE employees up to 3.5% of the total number of shares of NYSE Group common stock issued and outstanding upon completion of the mergers. Under this provision, the NYSE has decided to reserve for issuance to current NYSE employees 1,223,990 shares of NYSE Group common stock, which will represent approximately 0.78% of the issued and outstanding NYSE Group common stock upon completion of the mergers. The aggregate number of shares of NYSE Group common stock issued in the mergers to the NYSE members (together with the aggregate shares reserved for issuance to current NYSE employees) will equal 70% of the NYSE Group common stock issued and outstanding at the time of completion of the mergers, on a diluted basis, as described under “The Mergers—General.”

We have agreed to take all necessary steps to ensure that (1) any dispositions of NYSE memberships, Archipelago common stock, and options and other equity awards relating to Archipelago common stock and (2) any acquisitions of NYSE Group common stock or derivative securities with respect to NYSE Group common stock, in each case, to the extent resulting from the transactions contemplated by the merger agreement and subject to Section 16(b) of the Exchange Act will be exempt from liability under Rule 16b-3 promulgated under the Exchange Act.

Governance and Management

The merger agreement provides that, upon completion of the mergers, the NYSE Group board of directors will consist of 14 members, 11 of whom will be the directors of the NYSE immediately prior to the time of effectiveness of the mergers, and 3 of whom will be designees of Archipelago (provided that these designees are agreed upon by the NYSE). The directors that we expect to be on the NYSE Group board of directors immediately after completion of the mergers, along with their relevant biographical information, are set forth under “Directors and Management of NYSE Group After the Mergers.” All members of the NYSE Group board of directors, other than the chief executive officer of NYSE Group, must satisfy the NYSE independence requirements for directors.

The merger agreement also provides that the chief executive officer of the NYSE immediately prior to the mergers will be the chief executive officer of NYSE Group.

Amendment and Waiver

The NYSE and Archipelago may amend the merger agreement at any time before or after approval and adoption of the merger agreement by the members or stockholders, as applicable, of the NYSE or Archipelago. However, after approval and adoption of the merger agreement, no amendment may be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by those members or stockholders, as applicable, unless this further approval is obtained. An example of an amendment that would not require further approval by the NYSE members or Archipelago stockholders is a technical amendment to the merger agreement that does not change the amount or the form of the consideration to be delivered to the NYSE members or the Archipelago stockholders in the mergers, such as an amendment to the interim operating covenants in the merger agreement. In the event that the NYSE and Archipelago authorize an amendment to the merger agreement that does not require further approval by the NYSE members or Archipelago stockholders, the NYSE and Archipelago will inform the NYSE members and Archipelago stockholders of such amendment by press release and other public communication. In the event that the NYSE and Archipelago authorize an amendment to the merger agreement that requires further approval by the NYSE members or Archipelago stockholders, another proxy statement/prospectus would be delivered to the NYSE members and Archipelago stockholders, and proxies would be re-solicited for approval of such amendment.

At any time before the completion of the mergers, the parties may, to the extent legally allowed, waive any compliance with any of the conditions contained in the merger agreement.

Fees and Expenses

All costs and expenses incurred in connection with the merger agreement and the mergers will be paid by the party incurring the expense, except as otherwise provided in the merger agreement (see “The Merger Agreement—Fees and Expenses”) and except that:

•	if the mergers are completed, the surviving corporation of each merger will pay any property or transfer taxes imposed on either party in connection with that merger; and

•	all expenses and fees incurred in connection with the filing, printing and mailing of this document, and the registration statement of which this document forms a part, will be shared equally by the NYSE and Archipelago.

Representations and Warranties

The merger agreement contains customary and substantially reciprocal representations and warranties by the NYSE and Archipelago relating to the following:

•	organization, good standing and qualification;

•	membership and trading rights (in the case of the NYSE) and capital structure (in the case of Archipelago);

•	authorization of the merger agreement and absence of conflicts;

•	governmental consents and approvals required for the completion of the mergers;

•	registration of the NYSE as a registered national securities exchange;

•	financial statements and reports sent to members or stockholders, as applicable, and filed with governmental entities;

•	absence of any material adverse effect or any material damage to any material property or asset since December 31, 2004;

•	compliance with applicable laws and material agreements;

•	legal proceedings;

•	employee benefits;

•	tax matters;

•	labor matters;

•	insurance;

•	intellectual property; and

•	brokers and finders.

Many of the representations and warranties contained in the merger agreement are qualified by knowledge, materiality or a material adverse effect standard.

The description of the merger agreement in this document has been included to provide you with information regarding its terms. The merger agreement contains representations and warranties made by and to the parties to the merger agreement as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract between the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to members or stockholders, as applicable, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.

SUPPORT AND LOCK-UP AGREEMENTS

This section of the document describes the material terms of the three support and lock-up agreements entered into by certain Archipelago stockholders as described below. The following summary is qualified in its entirety by reference to the complete text of the support and lock-up agreements, which are incorporated by reference into, and attached as Annexes B, C and D to, this document. We urge you to read the full text of each support and lock-up agreement.

Concurrently with the signing of the merger agreement, the NYSE entered into separate support and lock-up agreements with the following parties or groups:

•	General Atlantic Partners 77, L.P., GAP-W Holdings, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P. and GAPCO GmbH & Co. KG (which we refer to collectively as “General Atlantic”);

•	GS Archipelago Investment, L.L.C., SLK-Hull Derivatives LLC and Goldman Sachs Execution and Clearing, L.P. (which we refer to collectively as “Goldman Sachs Group”); and

•	GSP, LLC, which is an entity affiliated with Gerald D. Putnam, the chairman and chief executive officer of Archipelago.

The support and lock-up agreements were amended and restated as of July 20, 2005. Together, the support and lock-up agreements cover an aggregate of 18,870,405 shares of Archipelago common stock beneficially owned by the entities listed above, which as of June 30, 2005, represented approximately 40% of all of the issued and outstanding shares of Archipelago common stock on a fully diluted basis.

Agreement to Vote with Respect to Archipelago Common Stock

In the support and lock-up agreements, each of General Atlantic, Goldman Sachs Group and GSP agreed to vote all of its shares of Archipelago common stock (subject, to the extent applicable, to certain limitations on voting set forth in the Archipelago certificate of incorporation) in favor of the mergers and the merger agreement and against:

•	any other acquisition proposal (as defined in the merger agreement) with respect to Archipelago;

•	any proposal for any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Archipelago that is in competition or inconsistent with the transactions contemplated by the merger agreement;

•	any liquidation or winding up of Archipelago;

•	any extraordinary dividend (other than any dividend expressly permitted by the merger agreement) by, or change in the capital structure of, Archipelago (other than any change in capital structure resulting from the mergers or expressly permitted by the merger agreement); and

•	any other action that would reasonably be expected to impede, delay, postpone or interfere with the transactions contemplated by the merger agreement or result in a breach of the representations, warranties, covenants or agreements of Archipelago under the merger agreement that would reasonably be expected to materially adversely affect Archipelago.

Each of General Atlantic, Goldman Sachs Group and GSP also agreed that, if the merger agreement is terminated under any circumstance in which the termination fee and expense reimbursement would be payable by Archipelago under the merger agreement, then, for 15 months following this termination, the stockholder would not transfer any of such shares of Archipelago common stock held by such stockholder, and it would (subject, to the extent applicable, to certain limitations on voting described under “The Special Meeting of Archipelago Stockholders—Voting Limitations”):

•

vote all of its shares (subject, to the extent applicable, to certain limitations on voting set forth in the Archipelago certificate of incorporation) against any acquisition proposal for Archipelago at any annual or special meeting of Archipelago stockholders or in any other circumstance in which a vote, consent or other approval is sought (however, this obligation does not apply to GSP if it had voted in favor of the mergers); and

•	refrain from encouraging, facilitating or supporting in any way any such acquisition proposal or any proposal that would reasonably be expected to lead to any acquisition proposal for Archipelago.

The aggregate number of shares of Archipelago common stock subject to this requirement to vote against any acquisition proposal during this 15-month period cannot exceed 30% of the Archipelago common stock issued and outstanding as of the date of the vote.

Under the Archipelago certificate of incorporation, no person, either alone or together with its “related persons” (as defined in the Archipelago certificate of incorporation), is entitled to vote or cause the voting of shares of Archipelago common stock to the extent that these shares represent in the aggregate more than 20% of the then-outstanding votes entitled to be cast on that matter. See “The Special Meeting of Archipelago Stockholders—Voting Limitations—Voting Limitations Imposed by the Archipelago Certificate of Incorporation.” The NYSE does not believe that the execution of the support and lock-up agreements causes the NYSE to be a “related person” of the beneficial owners of Archipelago common stock that executed such agreements, or causes such beneficial owners to be “related persons” of the NYSE, because the parties are not acting together for the purpose of voting shares of Archipelago common stock. Nonetheless, to ensure that all of the shares of Archipelago common stock covered by the support and lock-up agreements may be voted at the Archipelago special meeting, the NYSE reserves the right to waive, at any time on or prior to the Archipelago special meeting, the application of the support and lock-up agreements to all or a portion of the shares of Archipelago common stock covered by the support and lock-up agreements.

Restriction on Transfers of Archipelago Common Stock

In general, General Atlantic, Goldman Sachs Group and GSP agreed not to sell, pledge or transfer any of their shares of Archipelago common stock at any time during which the above voting obligations apply. There are two exceptions to this obligation under the support and lock-up agreement for GSP:

•	first, prior to the completion of the merger or termination of the merger agreement, GSP is permitted to pledge, hypothecate or gift to charity up to 301,212 shares of Archipelago common stock, as long as the value of these gifts, determined based on the closing price of Archipelago common stock on the date on which the gift is made, do not exceed $750,000 in the aggregate; and

•	second, if the merger agreement is terminated under any circumstance in which the termination fee and expense reimbursement would be payable by Archipelago under the merger agreement, GSP may pledge, hypothecate or gift to a charity its shares of Archipelago common stock during the 15-month period, if applicable, during which GSP is obligated to vote against any acquisition proposal for Archipelago.

Lock-Up of NYSE Group Common Stock

Each of General Atlantic, Goldman Sachs Group and GSP agreed in the support and lock-up agreement not to sell or transfer any shares of NYSE Group common stock that they receive in the mergers for a certain period of time after the completion of the mergers. We refer to this period of time as the “lock-up period.” For GSP, the lock-up period expires on the first anniversary of the completion of the mergers, but GSP is permitted to pledge, hypothecate or gift to charity its shares of NYSE Group common stock during this lock-up period. For General Atlantic and Goldman Sachs Group, the lock-up period is the same as that of the NYSE members and expires as follows:

•	with respect to one-third of their shares of NYSE Group common stock, on the first anniversary of the completion of the mergers;

•	with respect to another one-third of their shares of NYSE Group common stock, on the second anniversary of the completion of the mergers; and

•	with respect to the remaining one-third of their shares of NYSE Group common stock, on the third anniversary of the completion of the mergers.

The NYSE Group board of directors has the right to remove the transfer restrictions imposed on General Atlantic, Goldman Sachs Group or GSP. If it exercises this right, or if it removes the transfer restrictions on any shares of NYSE Group common stock received by the NYSE members in the mergers, then the NYSE Group board of directors is required to simultaneously remove the transfer restrictions from a proportionate number of shares of NYSE Group common stock held by General Atlantic, Goldman Sachs Group and GSP. This matching right to release also applies to shares held by General Atlantic if the NYSE Group board of directors releases certain shares held by Goldman Sachs Group, and to Goldman Sachs Group if the NYSE Group board of directors releases certain shares held by General Atlantic. Similarly, if the NYSE Group board of directors removes the transfer restrictions on any shares of NYSE Group common stock received by General Atlantic or Goldman Sachs Group in the mergers, then the transfer restrictions automatically will be removed from a proportionate number of shares of NYSE Group common stock held by the former NYSE members.

Registration Rights

The shares of NYSE Group common stock that General Atlantic will receive in the mergers will not only be subject to the transfer restrictions set forth in the support and lock-up agreement between the NYSE and General Atlantic, but they may also be “restricted securities” or “control securities” under the Securities Act because William E. Ford, who is President and a Managing Director of General Atlantic, is also expected to be a director of NYSE Group. In general, “restricted securities” and “control securities” under the Securities Act may not be offered or sold to U.S. persons unless the offer or sale is registered under the Securities Act, or unless an exemption from such registration is available. Accordingly, the NYSE and NYSE Group granted General Atlantic certain registration rights in connection with the execution of the support and lock-up agreement between the NYSE and General Atlantic. The terms of these registration rights are set forth in the support and lock-up agreement with General Atlantic included as Annex B to this document, as well in the registration rights agreements included as Exhibit 10.15 of the registration statement of which this document forms a part.

Under these agreements, if, on or prior to the first anniversary of the completion of the mergers, there shall not have been at least one registered offering of NYSE Group common stock in which General Atlantic could have participated, then General Atlantic would have the right, exercisable once between the first and second anniversaries of the completion of the mergers, to require NYSE Group to effect the registration under the Securities Act of some or all of the shares of NYSE Group common stock held by General Atlantic that are not subject to the transfer restrictions set forth in the support and lock-up agreement (to the extent that such shares are “restricted securities” or “control securities” under the Securities Act or are otherwise not freely transferable in a single transaction under Rule 144(k) of the Securities Act). If, on or prior to the second anniversary of the completion of the mergers, there shall not have been at least two registered offerings of NYSE Group common stock in which General Atlantic could have participated, then General Atlantic would have the right, exercisable once between the second and third anniversaries of the completion of the mergers, to require NYSE Group to effect the registration under the Securities Act of some or all of the shares of NYSE Group common stock held by General Atlantic that are not subject to the transfer restrictions set forth in the support and lock-up agreement (to the extent that such shares are “restricted securities” or “control securities” under the Securities Act or are otherwise not freely transferable in a single transaction under Rule 144(k) of the Securities Act). After the third anniversary of the completion of the mergers, General Atlantic will have the right, exercisable once between the third and fourth anniversaries of the completion of the mergers, to require NYSE Group to effect the registration under the Securities Act of some or all of the shares of NYSE Group common stock held by General Atlantic that are not subject to the transfer restrictions set forth in the support and lock-up agreement (to the extent that such shares are “restricted securities” or “control securities” under the Securities Act or are otherwise not freely transferable in a single transaction under Rule 144(k) of the Securities Act). All stockholders who hold NYSE Group common stock subject to transfer restrictions imposed in connection with the mergers (including Goldman Sachs Group) will have the right to participate in this registration on equal terms and pro rata with General Atlantic.

Under the registration rights agreement, NYSE Group has the right to postpone effecting a registration requested by General Atlantic for a period of time not to exceed 45 days if NYSE Group determines in good faith that effecting the registration would materially and adversely affect an offering of securities of NYSE Group (the preparation of which has already commenced) or would require NYSE Group to disclose material non-public information (the disclosure of which during such period would not be in the best interests of NYSE Group). NYSE Group may not postpone a registration more than twice during any period of 12 consecutive months.

Under the registration rights agreement, General Atlantic will be liable for its portion of the registration and filing fees payable to the SEC in connection with any registered offering of NYSE Group common stock (with such portion based on the number of shares of NYSE Group common stock being sold by or on behalf of General Atlantic in the offering). NYSE Group will be liable for all other registration-related expenses of the offering, other than the underwriters’ discounts and commissions related to the shares of NYSE Group common stock sold by or on behalf of General Atlantic in the offering, which discounts and commissions will be the responsibility of General Atlantic. NYSE Group may, at its option, pay for some or all of the underwriters’ discounts and commissions for every person participating in an underwritten offering, including General Atlantic. NYSE Group may require all stockholders participating in a registered offering, including General Atlantic, to pay for their portion of some or all of the expenses of such offering (with such portion based on the number of shares of NYSE Group common stock being sold by or on behalf of such stockholders in the offering).

General Atlantic and Goldman Sachs Group also have the right to participate in certain registered offering of NYSE Group common stock to the extent that they continue to hold NYSE Group common stock subject to the transfer restrictions imposed by the support and lock-up agreements. Specifically, if NYSE Group proposes an offering of NYSE Group common stock for its own account and decides to permit certain of its stockholders to participate in that registered offering, then General Atlantic and Goldman Sachs Group will also be entitled to participate in that registered offering pro rata with the other NYSE Group stockholders that are participating in the offering. Moreover, if the NYSE agrees to register an offering of NYSE Group common stock for any of the former NYSE members, General Atlantic or Goldman Sachs Group (in respect of the shares issued in the mergers), then Goldman Sachs Group and General Atlantic (to the extent not already participating in that offering) will be entitled to participate in that offering on equal terms and pro rata with all of the other stockholders participating in the offering.

DIRECTORS AND MANAGEMENT OF NYSE GROUP AFTER THE MERGERS

Directors of NYSE Group After the Mergers

The following table sets forth information as to the individuals who are expected to serve as directors of NYSE Group immediately after completion of the mergers. The initial term of these directors will end with NYSE Group’s first annual stockholders meeting after completion of the mergers. Thereafter, the directors will serve for one-year terms.

Name
Marshall N. Carter (Chairman)
John A. Thain (Chief Executive Officer)
Ellyn L. Brown
William E. Ford
Shirley Ann Jackson
James S. McDonald
James J. McNulty
Alice M. Rivlin
Robert B. Shapiro
Karl M. von der Heyden
Edgar S. Woolard, Jr.

Biographical information about each of these directors as of the date of this document is set forth in the following table. In connection with the mergers, complaints have been filed against all of the current directors and designees of the NYSE. For a discussion of these legal proceedings, see “The Mergers—Legal Proceedings Relating to the Mergers.”

Name	Age	Present Principal Occupation or Employment, Five-Year Employment History and Other Directorships
Marshall N. Carter	65	Mr. Carter will be the chairman of the NYSE Group board of directors. Mr. Carter is currently the chairman of the NYSE board of directors and has been chairman since April 2005, having served as a NYSE director since November 2003. Mr. Carter is the former chairman and chief executive officer of the State Street Bank and Trust Company, and of its holding company, State Street Corporation, where he served from 1992 until his retirement in 2001. He joined State Street in July 1991, as president and chief operating officer, became chief executive officer in 1992 and chairman in 1993.

John A. Thain	50	Mr. Thain will be a director and the chief executive officer of NYSE Group. Mr. Thain joined the NYSE in January 2004 as chief executive officer and director on the NYSE board. Previously, Mr. Thain was with Goldman Sachs Group, Inc., serving as president and chief operating officer since July 2003 and president and co-chief operating officer from May 1999 through June 2003. He was also a member of the Goldman Sachs board between 1998 and 2003. Mr. Thain is the only member of NYSE management who will serve on the board of the NYSE Group.

Name	Age	Present Principal Occupation or Employment, Five-Year Employment History and Other Directorships

Ellyn L. Brown	55	Ms. Brown has served as a director of the NYSE since April 2005. Since 1996, she has been president of Brown & Associates, a corporate law and consulting firm based in the Baltimore area that specializes in operations, compliance and governance services for financial services industry clients. Ms. Brown was Maryland Securities Commissioner from 1987-1992. She teaches investment adviser and broker-dealer law at Villanova University Law School. Ms. Brown was a member of the board of the National Association of Securities Dealers Regulation, Inc. from 1996-1999, and served on the board of the Certified Financial Planner Board of Standards, the standard-setting body for the CFP credential, from 2000-2004.

William E. Ford	44	Mr. Ford has served as a director of Archipelago since August 2004. Mr. Ford is President and a Managing Director of General Atlantic LLC (formerly known as General Atlantic Partners, LLC), a private equity firm that invests in information technology and IT-enabled businesses on a global basis. Mr. Ford has been with General Atlantic since 1991. Investment entities affiliated with General Atlantic own over 20% of Archipelago’s currently outstanding common stock. Mr. Ford also serves as a director of Computershare Limited.

Shirley Ann Jackson	59	Dr. Jackson has served as a director of the NYSE since November 2003. Dr. Jackson has been president of Rensselaer Polytechnic Institute since 1999. From 1995 to 1999, she was chairman of the U.S. Nuclear Regulatory Commission. Dr. Jackson also serves as a director of Federal Express Corporation, Public Service Enterprise Group Incorporated, Marathon Oil Corporation, United States Steel Corporation and Medtronic, Inc.

James S. McDonald	52	Mr. McDonald has served as a director of the NYSE since November 2003. Since 2000, Mr. McDonald has been the president and chief executive officer of Rockefeller & Co., a firm that provides investment management and financial counseling services. Prior to joining Rockefeller & Co., he served in various senior positions, among them president and chief executive officer, and as a member of the board of the Pell, Rudman organization (now known as “Atlantic Trust/Pell Rudman”). Mr. McDonald also serves as a director on the boards of Rockefeller & Co. and Rockefeller Financial Services.

James J. McNulty	54	Mr. McNulty has served as a director of Archipelago since August 2004. Mr. McNulty is currently retired. Mr. McNulty served as President and Chief Executive Officer of the Chicago Mercantile Exchange from February 2000 to December 2003, and of Chicago Mercantile Exchange Holdings Inc. from August 2001 to December 2003. He served as a director on the boards of Chicago Mercantile Exchange Holdings Inc. and the Chicago Mercantile Exchange from April 2002 to December 2003 and previously served as a non-voting member of these boards. Prior to joining the Chicago Mercantile Exchange, he served as Managing Director and co-head of the Corporate Analysis and Structuring Team in the Corporate Finance Division at Warburg Dillon Read, an investment banking firm now known as UBS Warburg. Mr. McNulty also serves as a non-executive director of ICAP plc, and serves on its nomination committee, risk committee and remunerations committee. Mr. McNulty also served as a partner at O’Connor & Associates between 1989 and 1993.

Name	Age	Present Principal Occupation or Employment, Five-Year Employment History and Other Directorships
Alice M. Rivlin	74	Dr. Rivlin has served as a director of the NYSE since April 2005. Since 1999, Dr. Rivlin has been a Senior Fellow in the Economic Studies program at the Brookings Institution and is Visiting Professor at the Public Policy Institute of Georgetown University. She is the founding director of the Congressional Budget Office and a former vice chair of the Federal Reserve Board. Dr. Rivlin also served as director of the White House Office of Management and Budget. She also serves as a director on the boards of BearingPoint, Inc. and the Washington Post Company.

Robert B. Shapiro	67	Mr. Shapiro has served as a director of the NYSE since November 2003. Mr. Shapiro is former chairman and chief executive officer of Monsanto Company, a position to which he was appointed in 1995 after sixteen years with the company and its predecessor, G.D. Searle. Upon the merger of Monsanto with Pharmacia & Upjohn, he served as chairman of the newly-formed Pharmacia Corporation until his retirement in February 2001.

Karl M. von der Heyden	69	Mr. von der Heyden has served as a director of the NYSE since April 2005. Mr. von der Heyden was vice chairman of PepsiCo from September 1996 to February 2001 and also chief financial officer of Pepsico until February 1998. He concentrated on refocusing the company and making strategic acquisitions and divestitures. He serves on the boards of Aramark, PanAmSat and Federated Department Stores.

Edgar S. Woolard, Jr.	71	Mr. Woolard has served as a director of the NYSE since August 2004. Having joined DuPont in 1957, Mr. Woolard held a variety of positions throughout the company, becoming chairman and chief executive officer in 1987 until he retired as chairman of the board of DuPont in October 1997. He continued to serve as director on the DuPont board until January, 2000. Mr. Woolard serves as a member of the Board of Telex Communications, Inc.

Committees of the NYSE Group Board of Directors

Upon completion of the mergers, the NYSE Group board of directors will initially have the following three committees:

•	the audit committee;

•	the human resources & compensation committee; and

•	the nominating & corporate governance committee.

Each of these committees will comply with the independence requirements of NYSE Group, which will be the same as the current independence requirements of the NYSE. The committees will also be independent as defined in the listing standards of the NYSE. For a description of the NYSE’s current independence requirements for directors, see “Information about the NYSE—Officers and Directors.” As a result, the chief executive officer of NYSE Group will not be not permitted to serve on any of these committees and will be recused from voting on any matter within the competence of the three committees that comes before the NYSE Group board. The NYSE Group board of directors will review and amend as necessary the charter for each of these committees annually.

Nominating & Governance Committee. The nominating & governance committee’s responsibilities will include:

•	recommending to the NYSE Group board of directors candidates for the NYSE Group board of directors, and for positions on the boards of NYSE Group operating companies designated for NYSE Group directors;

•	conducting the NYSE Group board of director’s annual governance review;

•	reviewing and recommending the governance guidelines for NYSE Group;

•	establishing an appropriate process for, and overseeing implementation of, the NYSE Group board of directors’ self-assessments (including board self-assessment, committee self-assessments and director assessments);

•	recommending the compensation of NYSE Group directors; and

•	conducting succession planning for the chief executive officer of NYSE Group.

The nominating & governance committee will consider shareholder and public investor recommendations for candidates for the NYSE Group board of directors.

Audit Committee. All members of the audit committee will be financially literate. The audit committee will also contain at least one member who will be considered an audit committee financial expert as defined by the SEC.

The audit committee responsibilities will include:

•	assisting the NYSE Group board in its oversight of the integrity of the group’s financial statements;

•	assisting the NYSE Group board in monitoring internal and external reviews of the group’s information technology systems;

•	assisting the NYSE Group board in monitoring the group’s compliance with legal and regulatory requirements;

•	assessing the independent auditor’s qualifications and independence;

•	hiring, firing and compensating the independent auditor;

•	overseeing the independent auditor’s engagement;

•	meeting regularly in separate executive session with the independent and internal auditors;

•	reviewing the independent auditor’s reports and the internal auditor’s reports with respect to the NYSE Group’s internal controls;

•	approving all audit and non-audit services performed by the independent auditor; and

•	determining the budget and staffing for the corporate audit department of NYSE Group.

Human Resources & Compensation Committee. The committee will have four primary responsibilities:

•	reviewing and recommending corporate goals and objectives relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance in light of those goals and objectives, and recommending his or her compensation;

•	approving the appointment of officers of NYSE Group (but not any officer of NYSE Regulation, which responsibility shall be that of the NYSE Regulation board of directors);

•	reviewing and recommending compensation and personnel actions involving senior personnel;

•	reviewing the NYSE Group broad-based compensation program and employee benefits plans, including retirement plans, and recommending changes to them; and

•	reporting annually to the stockholders and the public on the compensation of the five most highly compensated officers of NYSE Group (as well as director compensation) and on the compensation philosophy and methodology used to award that compensation (including information relating to appropriate comparisons, benchmarks, performance measures and evaluation processes consistent with the mission of NYSE Group).

Management of NYSE Group

The only member of the senior management team of NYSE Group who will also serve as a director of NYSE Group is John A. Thain (See “Directors and Management of NYSE Group After the Mergers—Directors of NYSE Group After the Mergers”). Richard G. Ketchum, who will be the chief executive officer of NYSE Regulation, will attend as appropriate meetings of the NYSE Group board of directors and NYSE Group management. However, he will not be an officer or employee of any unit of NYSE Group other than NYSE Regulation and will report solely to the NYSE Regulation board of directors. Through his participation and independence, Mr. Ketchum’s role will be to ensure that regulatory considerations and viewpoints are appropriately interjected into the discussions and deliberations of the NYSE Group board of directors and senior staff councils. The following table sets forth information as to those who are expected to serve as senior officers of NYSE Group upon completion of the mergers.

Name	Position
John A. Thain	Chief Executive Officer
Catherine R. Kinney	President and Co-Chief Operating Officer
Gerald D. Putnam	President and Co-Chief Operating Officer
Richard P. Bernard	Executive Vice President and Co-General Counsel
Dale B. Bernstein	Senior Vice President of Human Resources and Corporate Services
Amy S. Butte	Executive Vice President of Strategy and Product Development
Nelson Chai	Executive Vice President and Chief Financial Officer
Kevin J. P. O’Hara	Executive Vice President and Co-General Counsel
Margaret D. Tutwiler	Executive Vice President of Communications and Governmental Relations

The ages of each of the non-director officers of NYSE Group as of the date of this document, as well as certain other biographical information about them, are set forth in the following table.

Name	Age	Present Principal Occupation or Employment, Five-Year Employment History and Other Directorships
Catherine R. Kinney	53	Ms. Kinney will be president and co-chief operating officer of NYSE Group. Ms. Kinney currently is, and has been since January 2002, president and co-chief operating officer of the NYSE. Prior to her current position at the NYSE, Ms. Kinney was group executive vice president since June 1995, overseeing the NYSE’s competitive position and relationships with its listed companies, member organizations and institutions as well as the Exchange-traded funds, and Fixed Income divisions. Prior to that, since 1986, she was responsible for managing trading-floor operations and technology. Joining the NYSE in 1974, Ms. Kinney has worked in several departments, including regulation, sales and marketing, and technology planning.

Name	Age	Present Principal Occupation or Employment, Five-Year Employment History and Other Directorships
Gerald D. Putnam	47	Mr. Putnam will be president and co-chief operating officer of NYSE Group. Mr. Putnam is co-founder, chairman of the board of directors and chief executive officer of Archipelago. In 1994, Mr. Putnam founded Terra Nova Trading, L.L.C. and served as its president until 1999. Previously, he held positions with financial institutions such as Walsh, Greenwood & Co., Jefferies & Company, Inc., PaineWebber Incorporated (currently UBS AG), Prudential Financial, Inc. and Geldermann Securities, Inc. (currently Man Investment Products, Inc.). Mr. Putnam currently serves on the management committee of TAL Financial Services, LLC, of which Terra Nova Trading, L.L.C. is a wholly owned subsidiary. Mr. Putnam also serves as the chief executive officer and chairman of the board of directors of the Pacific Exchange.

Richard P. Bernard	55	Mr. Bernard will be executive vice president and co-general counsel of NYSE Group. Mr. Bernard currently is, and has been since January 1, 1996, executive vice president and general counsel of the NYSE. Mr. Bernard is also responsible for the administrative supervision of the NYSE’s corporate audit and regulatory quality review functions. Prior to his current position, Mr. Bernard served as senior advisor to the Russian Commission on Securities and the Capital Market and, before that, as partner-in-charge of the Moscow
		Office of the international law firm, Milbank, Tweed, Hadley & McCloy. Prior to his assignments in Moscow, Mr. Bernard served for 16 years as outside counsel to the NYSE while an associate and later as partner at Milbank, Tweed.

Dale B. Bernstein	50	Ms. Bernstein will be senior vice president of human resources and corporate services of NYSE Group. Ms. Bernstein currently is, and has been since February 2004, the senior vice president of human resources & corporate services of the NYSE, where she is responsible for compensation, benefits, employee and labor relations, staffing, employee development and training, human resource information systems, employee communications and all other areas of human resources. In addition, Ms. Bernstein is responsible for the administrative oversight of the NYSE ethics function. She also oversees the NYSE’s administration functions, including records management, printing and food services. Ms. Bernstein has been employed with the NYSE since 1986.

Amy S. Butte	37	Ms. Butte will be executive vice president of strategy and product development of NYSE Group. Ms. Butte currently is, and has been since April 12, 2004, chief financial officer and executive vice president of the NYSE. Ms. Butte joined the NYSE as an executive vice president on February 19, 2004. Ms. Butte is responsible for the financial operations of the NYSE, including the Controller’s and Treasurer’s Departments, and Financial Planning and Analysis and Business Development. She oversees the annual operating and capital budgets, the NYSE’s performance against those budgets, and coordinates the NYSE’s revenue structure. Prior to joining the NYSE, Ms. Butte was chief strategist and chief financial officer with Credit Suisse First Boston’s financial-services division, from 2002 to 2003. From 1999 to 2002, she had been a senior managing director in Equity Research at Bear Stearns & Co., Inc.

Name	Age	Present Principal Occupation or Employment, Five-Year Employment History and Other Directorships
Nelson Chai	40	Mr. Chai will be executive vice president and chief financial officer of NYSE Group. Mr. Chai currently is, and has been since June 2000, the chief financial officer of Archipelago. As such, Mr. Chai leads the finance and administrative functions for Archipelago in addition to spearheading the company’s corporate development opportunities. Prior to joining Archipelago in June 2000, Mr. Chai was senior vice president of business development and a member of the executive committee of Dade Behring, Inc., a leading manufacturer of medical diagnostics products. He joined Dade Behring in 1997 as corporate vice president of worldwide field finance, where he was responsible for the finance organization for all company business operations.

Kevin J.P. O’Hara	44	Mr. O’Hara will be executive vice president and co-general counsel of NYSE Group. Mr. O’Hara currently is, and has been Archipelago’s chief administrative officer since February 2003, its general counsel since May 2000, and its corporate secretary since May 1999. He is responsible for legal, regulatory, compliance and government relations for Archipelago, as well as the corporate client business. Mr. O’Hara joined Archipelago in May 1999. From 1995 to 1999, he worked in Eastern Europe as Project Director for Pragma Corporation and Senior Attorney for Financial Markets International, Inc., which involved infrastructure development of post-communist capital markets.

Margaret D. Tutwiler	54	Ms. Tutwiler will be executive vice president of communications and government relations of NYSE Group. Ms. Tutwiler currently is, and has been since July 2004, the executive vice president of communications and government relations, and is responsible for the NYSE’s communications, advertising, marketing, and government relations. Most recently, Ms. Tutwiler was the U.S. Undersecretary of State for Public Diplomacy and Public Affairs. Prior to that, she served as U.S. Ambassador to the Kingdom of Morocco from July 2001 until August 2003 and served in the White House as Assistant to the President and Special Adviser for Communications from January to June of 2001. From 1995 to 2000, Ms. Tutwiler worked in the private sector, first as president of a public-relations firm, then as senior vice president for public affairs at the Cellular Telecommunications Industry Association in Washington, D.C.

No member of senior management of NYSE Group will serve as a director of NYSE Regulation. However, Mr. Ketchum, as chief executive officer of NYSE Regulation, will serve as a director of NYSE Regulation. Set forth below are the age and biographical information of Mr. Ketchum:

Name	Age	Present Principal Occupation or Employment, Five-Year Employment History and Other Directorships
Richard G. Ketchum	54	Mr. Ketchum will be the chief executive officer of NYSE Regulation. Mr. Ketchum currently is, and has been since March 8, 2004, the chief regulatory officer of the NYSE. From June 2003 to March 2004, he was General Counsel of the Corporate and Investment Bank of Citigroup, Inc., and a member of the unit’s planning group, Business Practices Committee and Risk Management Committee. Mr. Ketchum spent 12 years at the National Association of Securities Dealers, Inc. (NASD) and Nasdaq. He served as president of Nasdaq for three years and president of NASD for seven years.

Compensation of Directors and Executive Officers

NYSE Group has not yet paid any compensation to its directors, executive officers or other managers. The form and amount of the compensation to be paid to each of NYSE Group’s directors, executive officers and other managers will be determined by the NYSE Group board of directors as soon as practicable prior to or following the completion of the mergers.

The directors of NYSE Group after the mergers are expected to receive the same benefits as provided to the directors of the NYSE prior to the mergers. Following the mergers, the NYSE Group board of directors is expected to review the level of benefits in light of compensation to directors of comparable public companies and workload.

INDUSTRY

General

The U.S. capital markets consist of several market centers that systematically bring together buyers and sellers for the purpose of buying and selling securities. Generally, market centers are typified by the type of security products listed for trading on the market. Historically, stock markets operated primarily on a trading floor, like the NYSE, with all trades in a particular stock taking place in a specific place on the floor through or under the supervision of a designated dealer known as a specialist. The specialist oversaw trading and was required to maintain a fair and orderly market, acting as both a market maker and auctioneer.

In 1971, the National Association of Securities Dealers Automated Quotation system, or Nasdaq, an electronic network without a physical trading floor, was introduced as an outgrowth of the traditional telephone-based over-the-counter market. In the mid-1990s, a number of electronic trading systems (including the Archipelago ECN, the precursor of ArcaEx), emerged as regulatory changes and technology advances paved the way for electronic communications networks (or “ECNs”) and other alternative trading systems to compete with traditional market centers. The impact of electronic trading has varied in the NYSE and Nasdaq markets. The development of electronic trading has thus far had a more significant impact on the market structure of the Nasdaq market and today much of the volume in Nasdaq-listed securities is handled by electronic trading systems like ArcaEx. In NYSE-listed securities, there is has been a lesser degree of electronic trading on NYSE Direct+® as well as competing crossing systems and ECNs.

In recent years, there have been a number of strategic alliances and consolidations among stock market participants, including Archipelago’s merger with REDIBook ECN LLC, Instinet’s acquisition of the Island ECN, Nasdaq’s acquisition of Brut, LLC, the pending merger of the NYSE and ArcaEx, and Nasdaq’s pending acquisition of the INET ECN. In addition, each of Merrill Lynch, Citadel Derivatives Group LLC, Citigroup, Credit Suisse First Boston, Morgan Stanley and UBS has recently acquired stakes in the Philadelphia Stock Exchange, Inc. The Boston Stock Exchange has also recently announced the formation of a joint venture with Fidelity Brokerage Co., Lehman Brothers Holdings Inc., Credit Suisse First Boston and Citigroup to launch an electronic stock exchange to be named the Boston Equities Exchange, or BeX. Furthermore, BATS Trading, Inc. is expected to launch a new alternative trading system by 2006.

U.S. Equities Market

Trading Environment

The U.S. equity trading environment recently has been influenced by difficult business and economic conditions and heightened competition. In addition, an increased emphasis on electronic trading due to technological advancements and regulatory changes, has significantly transformed the U.S. equities trading landscape, particularly in Nasdaq-listed securities.

Over the long term, however, the U.S. equities markets have experienced a steady growth in trading volumes, although growth has been interrupted, from time to time, by volume declines resulting from weak economic performance and related factors.

For example, from 1995 to 2000, the major U.S. equities market indices experienced substantial growth, followed by a period of severe decline and significant volatility. The growth in equity volumes resulted from a number of factors, including strong economic conditions, technological innovations and greater market access. Technological innovations, including the increasing importance of electronic trading platforms and the resulting drop in transaction costs, further stimulated trading activity. New technology also allowed development of high-volume electronic trading strategies, which helped boost daily trading volumes.

This period of growth was followed by a period of severe decline and significant volatility in the prices of equity securities between 2000 and early 2003. The weak and uncertain economic climate, combined with corporate governance and accounting concerns, contributed to generally lower equity prices, decreased corporate activity, increased market volatility, and a generally more difficult business environment. Since early 2003, however, the daily volumes on the NYSE and Nasdaq have been increasing. The average NYSE daily volume increased 4.2% from 1.40 billion shares in 2003 to a record 1.46 billion shares in 2004. Prices also strengthened, so that, in 2003 and 2004, the U.S. equity markets posted back-to-back yearly gains for the first time since 1999. In 2004, the Dow Jones Industrial Average increased 3.1% and the Nasdaq Composite Index gained 8.6%, while the S&P 500 Stock Index added 9.0% and the NYSE Composite Index rose 12.6%.

Trading in NYSE-Listed Securities

The market centers that execute and report trades in NYSE-listed securities through the Consolidated Tape Association Plan (“CTA Plan”) include the NYSE, ArcaEx (through the Pacific Exchange), the American Stock Exchange, the Boston Stock Exchange, the Chicago Stock Exchange, the Chicago Board Options Exchange, the National Stock Exchange, Nasdaq Stock Market (which at present reports executions in listed securities effected off of exchanges as well as activity on the Nasdaq Market Center and Brut, LLC) and the Philadelphia Stock Exchange. These market centers, as well as ECNs and other market participants, have access to the Intermarket Trading System (“ITS”), enabling them to access publicly displayed orders in all ITS participant markets trading U.S. exchange-listed stocks and make orders available for execution through ITS.

The NYSE, like other floor-based exchanges, has an auction-driven marketplace and trading is conducted in a single physical location with a single specialist in a given stock and floor brokers executing customer orders in a continuous market. The specialist is required to maintain a fair and orderly market, acting as a full-time liquidity provider and dampening price volatility by using capital and stabilization rules to buy or sell against the prevailing trend. In contrast, ArcaEx and other electronic market centers do not maintain a physical trading floor. Rather, they link traders to multiple U.S. market centers electronically without market intermediaries. However, certain of these electronic market centers, such as ArcaEx, also employ an auction-driven order execution structure.

Traditional, floor-based exchanges are, to varying degrees, integrating electronic trading into their floor-based models. Approximately 11% of the NYSE’s total share volume in July 2005 was executed electronically through the NYSE’s current electronic trading platform, NYSE Direct+®. Electronic trading on the NYSE is expected to rise with the implementation of the NYSE Hybrid MarketSM, which is intended to combine the best features of the auction market and electronic market. The NYSE Hybrid MarketSM is intended to provide investors greater access, faster executions and more trading choices through greater use of technology, while enhancing the benefits provided by specialists and brokers. For a more detailed discussion of the NYSE Hybrid MarketSM, see “Information About the NYSE—The NYSE Hybrid Market Initiative.”

Trading in Nasdaq-Listed Securities

The market centers that execute and report trades in Nasdaq-listed securities through the Nasdaq OTC/UTP Plan include the Nasdaq Stock Market, ArcaEx (through the Pacific Exchange), the American Stock Exchange, the Chicago Stock Exchange, the Boston Stock Exchange, the National Stock Exchange, the Philadelphia Stock Exchange and the NASD’s Alternative Display Facility. The unlisted trading privilege, or “UTP,” is a right, provided by the Exchange Act, that permits securities listed on any national securities exchange and Nasdaq to be traded by other such exchanges. The NYSE is not a participant in the OTC/UTP Plan and, as such, does not provide access for trading Nasdaq-listed securities.

Trading in Nasdaq-listed securities is conducted among a group of electronic trading systems. Nasdaq also uses a decentralized multiple market maker model where market makers can internalize order flow (or fill an order with the firm’s own inventory). A number of electronic trading systems emerged during the mid-1990s as regulatory changes and technology advances paved the way for ECNs, including the Archipelago ECN, the predecessor to ArcaEx, to compete with Nasdaq. The technology capabilities of ECNs provided benefits including fast automated executions, certainty, anonymity and low-cost trading. Greater connectivity and smart order routing allowed for order flow to migrate more freely across competing market venues. In addition, growing volumes in the most liquid Nasdaq stocks enabled more trades to match on electronic agency systems without dealer intervention. These developments led to dramatic growth in electronic trading and resulted in a shift in liquidity away from Nasdaq toward ECNs, particularly in the most active Nasdaq-listed stocks. Intense competition for order flow among participants led to significant pricing pressure, including lower transaction fees and the introduction of “liquidity payments” to customers who added system liquidity by posting buy orders or sell orders.

Currently, Archipelago pays fees for some orders on its systems but generally does not pay fees for orders posted on NYSE-listed securities. The NYSE and Archipelago have not yet decided whether or to what extent Archipelago will pay fees for orders posted on NYSE-listed securities after the mergers.

The key factor in the growth of competition in Nasdaq-listed securities was the SEC’s adoption of the Order Handling Rules in 1996. These rules provided a specified role for qualified ECNs. The order handling rules dealt specifically with the processing of limit orders, which are orders with an associated limit price above which a buyer, or below which a seller, will not trade. Under the order handling rules, a market maker that receives a limit order better than its own published quote, or at the same price as its published quote for more than a de minimis size, must generally execute the order, incorporate the limit order price into its published quote or pass the order on to an ECN for public display and execution access. The rules created opportunities for the development of qualified ECNs, including Archipelago, to which Nasdaq market makers could route certain customer limit orders in order to comply with the new rules. For this reason, and due to the other benefits of an electronic platform, such as faster execution and anonymity, qualified ECNs began to evolve as alternative trading venues for trade execution.

Listing Services

Registered national securities exchanges and markets affiliated with national securities associations also provide issuer listing services that provide a venue where issuers may list their securities for trading. Although the regional exchanges provide a listing venue, the primary U.S. markets for issuers to list are the NYSE and Nasdaq Stock Market, and, to a lesser extent, the American Stock Exchange and the Pacific Exchange for trading on ArcaEx. Only registered national securities exchanges and markets affiliated with a national securities association, not ECNs, are permitted to provide a listing venue for issuers. As of June 30, 2005, the NYSE had over 2,770 entities listed and the Pacific Exchange had 237 listings for trading on ArcaEx, while the Nasdaq Stock Market had 3,241 listings and the American Stock Exchange had 587 listings.

The NYSE has more stringent listing standards than other listing markets and, of those companies that met the requirements in the first quarter of 2005, the NYSE received 95.8% of qualified new listings among the U.S. exchanges.

Market Data Services

Registered national securities exchanges and markets affiliated with national securities associations also participate in the collection, consolidation and dissemination of market data such as price and volume information and earn revenue generated from the sale of such data. These fees are referred to as “tape fees.” Market data fees are distributed among exchange participants pursuant to the terms of the various national market system plans—the CTA Plan in exchange-listed securities, and the Nasdaq OTC/UTP Plan in Nasdaq-listed stocks. Under the CTA Plan in exchange-listed securities, after costs are deducted, market data fees are distributed among exchange participants based on their respective number of trades. Under the OTC/UTP Plan in Nasdaq-listed stocks, after costs are deducted, market data fees are distributed among exchange participants based on their respective number of shares and trades. The NYSE only participates in the CTA Plan and is currently not a UTP Plan participant. ArcaEx is a member of both the CTA Plan and the Nasdaq OTC/UTP Plan and shares in the revenue generated from these plans.

In addition to sharing revenue generated by the sale of consolidated market data under the national market plans, these market centers sell other proprietary data to vendors and market participants. Certain exchanges also have established programs to share the market data revenue they receive with market participants that report trades to them in American Stock Exchange-listed and Nasdaq-listed securities to compete more effectively for order flow.

Regulation NMS, which is discussed further below, will update the formulas for allocating revenue derived from market data fees by including a component that reflects quoting activity and eliminating allocations for manual quotes. Regulation NMS will also require the creation of advisory committees composed of non-SRO representatives to the national market system plans, and authorize market centers to distribute their own data independently of other markets.

Regulation NMS

In April 2005, a new series of market reform proposals, known as Regulation NMS, were adopted. Regulation NMS will govern certain aspects of trading on securities market centers, and its provisions are scheduled to become effective at various points throughout 2005 and 2006. Regulation NMS is designed to modernize the regulatory structure and create greater uniformity in the U.S. equity markets. Regulation NMS could have a significant impact on the industry. For a detailed discussion of the provisions of Regulation NMS, see “Regulation—Recent Regulatory Developments.”

U.S. Options Markets

The market for trading U.S. equity options has increased dramatically over the past 10 years at a compound annual growth rate of 21.9% from 1994 to 2004, with average daily contract volume growing 30.5% in 2004, according to the Options Clearing Corporation. Various factors have contributed to the growth in options trading volume including increasing investor awareness and broader participation, rising electronic trading and technology deployment, tighter spreads and lower transaction fees, and deeper liquidity. In recent years, trading options has become faster, cheaper, more transparent and more efficient.

There are currently six U.S. options exchanges competing for order flow (or orders committed to a particular market) in many of the same options products. The original four traditional floor-based options exchanges include the American Stock Exchange, the Chicago Board Options Exchange, the Pacific Exchange and the Philadelphia Stock Exchange. In January 2005, Archipelago entered into an agreement to acquire the parent company of the Pacific Exchange. The other two U.S. options exchanges are the International Securities Exchange and the Boston Options Exchange, which are fully electronic exchanges. Nasdaq has announced its intention to allow customers to route options orders to major option exchanges by the first quarter of 2006. Nasdaq’s proposed service is not expected to provide for option order matching. Rather, it is expected only to distribute orders to other U.S. option markets, such as the Pacific Exchange, for execution.

All of the traditional floor-based exchanges have adopted hybrid models, including greater electronic trading capabilities to complement floor trading and improve access for customers, broker/dealers and market makers. For example, in October 2003, the Pacific Exchange introduced its PCX PLUS electronic platform to accommodate independent quotes from market makers.

The SEC regulates the options industry. It is a requirement under the Options Intermarket Linkage Plan and SRO rules that exchanges avoid executing trades at prices inferior to the best available price, called a “trade-through.” In early 2003, options exchanges began sending orders through an intermarket linkage that is governed by the Options Intermarket Linkage Plan and is designed to facilitate the routing of orders between exchanges and improve execution quality.

Greater competition among options markets since 1999 has resulted in a proliferation of incentive arrangements, including payment for order flow (or orders committed to a particular market). Recently, the Pacific Exchange announced plans to begin quoting and trading all listed options in penny increments, instead of five or ten cent increments, subject to SEC approval. The move to penny pricing could have a significant impact on the competitive environment as orders are directed to the markets with the most aggressive quotes. The change may also add significant quote traffic and require substantial bandwidth capacity. The impact of penny pricing in options has been the subject of significant debate, and this proposal may not be approved by the SEC in the near future. For further discussion of the potential effect of the SEC rejecting this proposal, see “Risk Factors—Risks Relating to NYSE Group’s Business—The Pacific Exchange has had discussions with SEC staff regarding a potential pilot program to trade and quote options in penny increments, but any proposal that the Pacific Exchange may make on this issue may be denied by the SEC.”

U.S. Fixed Income Markets

In contrast to the equity and derivatives markets, the fixed income markets are more fragmented and generally do not have organized exchanges. Historically, the fixed income markets have traded over-the-counter (OTC) with institutional investors and broker-dealers executing transactions in a telephoned-based environment and bonds changing hands through intermediaries known as inter-dealer brokers. Electronic bond trading systems have emerged and are creating more centralization, improving transparency and the speed of execution. These platforms operate as quasi-exchanges defined by centralization of orders, more open market information and more standardized rules. Much of the electronic trading occurs in liquid U.S. Treasuries. Voice brokering remains more prominent in other fixed income markets like corporate and municipal bonds.

The NYSE was an earlier pioneer in providing electronic fixed income trading through the Automated Bond System (ABS), which was launched in 1977. Most of ABS’s volume is in corporate bonds, but the system also offers trading in convertible, government and municipal bond trading. ABS allows broker-dealers to trade directly with each other on an electronic basis. These broker-dealer clients represent the principal source of secondary market liquidity in sovereign and corporate bonds.

Key competitors to ABS include inter-dealer brokers that conduct business over the telephone and electronically, other multi-dealer trading companies and securities exchanges. ABS bond inventory levels have also declined due to the lack of listings. These factors have limited ABS growth in recent years, with the total value traded on ABS at $1.3 billion in 2004, compared to $2.5 billion in 2003 and $3.6 billion in 2002.

On July 8, 2005, the SEC published for comment a proposed rule change that, if approved, would allow the NYSE to trade a substantially greater inventory of corporate bonds on ABS without the issuers having to list them. The comment period ended on August 15, 2005.

Additional Market Trends and Developments

The following are additional market trends and developments that are common to all of these markets:

•	Globalization. One of the most significant industry developments is the rapid globalization of world markets. The growth of global capital markets, combined with the emergence of electronic communications networks and other trading networks, has posed a significant challenge to all exchanges and has resulted in greater competition for listing and trade execution between markets in different geographical areas. Financial institutions, investment firms and other financial intermediaries increasingly trade across national boundaries, in numerous different markets, outside traditional exchanges and even directly among themselves. This has led to increased competition between domestic exchanges in the United States, and between domestic and international exchanges, and to a demand for increased technical and regulatory cooperation between market centers in different jurisdictions.

•

Demutualization and Consolidation. Another common trend in the industry is demutualization and consolidation of market centers. In recent years, many marketplaces in both Europe and the United States (such as the London Stock Exchange plc and Nasdaq) have demutualized to provide greater flexibility for future growth. In addition, the number of new market entrants, the need to respond to the globalization of capital markets, and the desire to provide cross-border services to clients has led to a series of consolidations, both in the United States and abroad. For example, three exchanges in Paris, Brussels and Amsterdam combined in 2000 to create Euronext N.V., the first cross-border European exchange. In 2002, Euronext acquired LIFFE (the London International Financial Futures and Options Exchange) and BVLP (Bolsa de Valores de Lisboa), a Portuguese exchange. U.S. consolidation has largely been among participants in the cash equity markets, while some foreign exchanges have been combining across equity and derivatives markets and moved to a multi-product business model to broaden their revenue sources. In the U.S., the major stock and derivatives markets remain separate, though customers, including the NYSE’s customers, are increasingly demanding multi-class execution products.

•	Regulatory and Governance Changes. As mentioned above, Regulation NMS will introduce a number of changes that could have a significant impact on the industry. See “Regulation—Recent Regulatory Developments.” There have also been changes in corporate governance standards that have affected the industry. Both regulators and the investing public have demanded greater transparency and stronger corporate governance from securities exchanges and participants in the securities industry.

INFORMATION ABOUT THE NYSE

Overview

The NYSE is the world’s largest cash equities market, both in terms of average daily trading volume and in the market capitalization of its listed companies. For over 200 years, the NYSE has facilitated capital formation by serving a wide spectrum of market participants, including individual and institutional investors, the trading community and listed companies. The NYSE lists over 2,770 entities, including many of the world’s premier companies. The NYSE’s average daily trading volume during the first five months of 2005 was 1.62 billion shares, worth over $50 billion. The NYSE is more than three times the size of the next largest cash equities market in the world in terms of market capitalization of domestic listed companies.

The NYSE provides a reliable, orderly, liquid and efficient marketplace where investors meet directly to buy and sell listed companies’ common stock and other securities. The NYSE operates an auction market in which orders are electronically transmitted for execution. Specialists on the trading floor are charged with maintaining fair, orderly and continuous trading markets in specific stocks by bringing buyers and sellers together and, when circumstances warrant, adding liquidity by buying and selling stock for their own account. Floor brokers act as agents on the trading floor to facilitate primarily large or complicated orders. In this document, we refer to this trading model as the “agency auction trading model.”

Approximately 11% of the NYSE’s total share volume was executed automatically through the NYSE’s current automatic execution trading platform, NYSE Direct+® in July 2005. The NYSE is seeking to combine the advantages of the agency auction trading model and those of automatic execution by creating the NYSE Hybrid MarketSM. The NYSE believes that the NYSE Hybrid MarketSM will enhance the NYSE’s ability to meet the diverse and changing needs of customers by providing them greater choice while enhancing its existing execution platforms. For a more detailed discussion of the NYSE Hybrid MarketSM, see “Information About the NYSE—The NYSE Hybrid Market Initiative.”

The NYSE also owns two-thirds of the Securities Industry Automation Corporation (“SIAC”) and reports SIAC’s financial results on a consolidated basis. SIAC is an important industry resource providing critical automation and communications services to the NYSE, the American Stock Exchange and other organizations to support order processing, trading and the reporting of market information, among other functions. SIAC also provides system support for certain national market system functions and for important regulatory and administrative activities.

The NYSE also plays a critical role in the U.S. securities industry as a self-regulatory organization (or SRO). The NYSE surveils and examines members and member organizations for, and enforces compliance with, federal securities laws and the NYSE’s rules. In addition, the NYSE oversees compliance by listed companies with its financial and corporate governance listing standards.

The NYSE currently operates as a member-owned, not-for-profit organization. As of June 30, 2005, it employed 1584 full-time equivalent employees (excluding SIAC). In 2004, the NYSE generated revenues (less Section 31 fees) of approximately $1.085 billion. Its revenues are generated primarily from:

•	listings fees;

•	data processing fees;

•	market data fees;

•	trading fees;

•	regulatory fees;

•	facility and equipment fees; and

•	membership fees.

The following chart sets forth the NYSE’s consolidated aggregate revenues for the fiscal year ended December 31, 2004 from these revenue sources.

Revenues for the Fiscal Year Ended December 31, 2004

(in millions)

Competitive Strengths

The NYSE has several key competitive strengths:

•	Global Brand Name. The NYSE has one of the most well-recognized brand names in the world. For 213 years, the NYSE has facilitated national and global capital formation and symbolized the strength and vitality of the U.S. securities markets. Issuers list with the NYSE to associate with this brand name.

•	Best Quoted Prices. The NYSE generally produces the best quoted prices in NYSE-listed stocks and warrants, and offered the national best bid and offer more than 88% of the time in July 2005.

•	Lower Trading Costs. Execution costs on the NYSE generally are lower than on most competing trading venues as measured by the leading independent consulting firms providing trade execution analysis.

•	Deep Liquidity. The NYSE provides a highly liquid trading market for its listed stocks. The NYSE uses two alternative measures of liquidity: (1) volume of shares traded and (2) depth improvement or effective liquidity beyond what is quoted.

•	Although NYSE-listed company shares may be traded on or off the NYSE, in practice, the NYSE receives the overwhelming share of orders and executes the most trades for most NYSE-listed securities. For the 12 months ended June 2005, the NYSE market attracted 81% of the trading in NYSE-listed stocks during regular trading hours based on share volume, providing the primary venue for price discovery for its stocks.

•	The NYSE also provides depth improvement and effective liquidity beyond the depth quoted by the NYSE best bid and offer. Two-thirds of the time, orders exceeding the quoted size receive depth improvement, which means that a buy order received more shares than were offered at the prevailing price. On average, the total number of shares receiving the quoted price or better is more than double the quoted size on the NYSE.

•	Lower Volatility. NYSE-listed stocks show consistently lower volatility than comparable stocks listed on other venues. This is partly attributable to the extraordinary natural liquidity represented by the many buyers and sellers that choose to channel their orders to the NYSE. The NYSE believes that another major reason for this is the role of the NYSE specialists. The specialists have an affirmative obligation to cushion price movement and reduce volatility, minimizing the impact of larger orders. As a result, companies that transfer to the NYSE see reduced trading volatility in their shares, which, in turn, reduces market impact costs.

•	Speed / Certainty. Approximately 11% of the NYSE’s total share volume was executed using NYSE Direct+® in July 2005, automatically executing orders in 0.4 seconds at the best nationally quoted price. Overall, the NYSE executes 98% of market orders that it receives. While other market centers promise speedy executions, lack of liquidity leads to substandard fill rates, less execution certainty within their markets, and higher cancellation rates.

•	High Availability. Market participants rely on the technology and infrastructure of the NYSE to respond to market fluctuations and to execute orders. The NYSE and SIAC have worked to ensure that, as far as possible, the NYSE’s trading systems are operational and available for order execution at all times during trading hours.

•	Diverse Execution Methods. The NYSE offers a broad choice of methods for order execution, enabling investors and market professionals to execute and manage orders quickly and efficiently and in accordance with their execution goals. These methods range from automated execution, where orders are executed immediately at the best bid or offer, to the agency auction process, which exploits the experience and skills of specialists and floor brokers to achieve superior execution quality.

The NYSE believes that its stringent regulatory oversight and rigorous listing standards enhance its reputation and that of its listed companies. As a self-regulatory organization, the NYSE surveils and examines members and member organizations for, and enforces, compliance with federal securities laws and the NYSE’s rules. In addition, the NYSE oversees compliance by its listed companies of the NYSE’s listing standards and corporate governance requirements, which are some of the most stringent in the world. The result is that NYSE-listed companies are among the world’s most prominent companies. They range from “bluechip” companies that are established leaders in their industry to young, high-growth enterprises. The NYSE believes that the stringent original and continued listing requirements have helped the NYSE maintain a strong brand name, which in turn has benefited its listed companies.

History

Following the Revolutionary War, a small group of New York brokers traded a handful of securities on Wall Street, and in May 1792, twenty-four brokers and merchants signed the historic “Buttonwood Agreement” under which they agreed to trade securities on a commission basis. This meeting of brokers has over time evolved into the NYSE as it is known today.

In March 1817, a constitution was adopted to establish the New York Stock & Exchange Board, which rented rooms at 40 Wall Street. That organization changed its name to the New York Stock Exchange in 1863, and three years later, NYSE memberships became transferable, enabling members to sell their memberships.

In 1865, the NYSE moved into a permanent home at 10-12 Broad Street, just south of Wall Street. This move, together with subsequent purchases of adjacent land, established Wall Street and Broad Street as the center of securities trading in America. In 1903, the NYSE opened its building at 18 Broad Street, which contains part of the NYSE’s current trading floor.

In February 1971, the NYSE, until then an unincorporated association, incorporated as a New York not-for-profit corporation in order to carry on the functions of a “board of trade” within the meaning of Section 1410 of the New York Not-for-Profit Corporation Law and to carry on the functions of an “exchange” under the Exchange Act.

Historically, the right to trade on the NYSE was restricted to the equity holders of the NYSE—namely, the regular NYSE members. However, over the last few decades, access to the NYSE has also been afforded to those who do not hold equity interests, including lessee members, physical access members, electronic access members and option trading right holders. For a description of these trading right holders, and what will happen to these rights in the mergers, see “The Mergers—Effect of the Mergers on Non-Regular NYSE Members and Lessee Members.”

The NYSE has operated as an auction market for over 200 years, and continues to do so to this day. As demand for securities trading has increased, the NYSE has expanded its physical trading floor space. As technology has become increasingly important in the U.S. securities industry, the NYSE has sought to develop technologies to increase choice and improve service to its customers, and to compete more effectively. In 1976, the NYSE introduced the Designated Order Turnaround (DOT) system to electronically route smaller trades. Two years later, the NYSE and other exchanges jointly introduced the Intermarket Trading System to provide an electronic link between the NYSE and other exchanges. In July 2005, approximately 11% of the NYSE’s total share volume was executed automatically through the NYSE’s current automatic execution trading platform NYSE Direct+®. The NYSE is also in the process of creating the NYSE Hybrid MarketSM, which is intended to combine the advantages of the agency auction trading model and those of automatic execution, offering the speed, certainty and anonymity of electronic trading as well as the opportunity for negotiation and price improvement provided by an auction.

Listings Business

Over 2,770 entities—including leading companies from all industries—with a combined global market valuation of approximately $20 trillion are listed on the NYSE. The $13 trillion market valuation of the NYSE’s domestic listed companies is over 3.5 times larger than that of the next largest exchange globally. As of the date of this document, 28 of the 30 publicly traded companies that constitute the Dow Jones Industrial Average and 85% of the stocks included in the S&P 500 Index are listed on the NYSE. The NYSE’s roster of over 2,770 listed entities includes over 450 non-U.S. companies from approximately 50 countries with a U.S.-publicly-held float of approximately $1 trillion and a total global market valuation of approximately $7 trillion.

Listing fees are paid by companies when they initially list on the NYSE and annually thereafter. Original listing fees, which are subject to a minimum and maximum amount, are based on the number of shares that a company lists with the NYSE. Annual fees are charged on the outstanding shares of the company at the end of each year and are subject to a minimum and maximum fee. Listed companies also pay fees in connection with corporate transactions involving the issuance of new shares, such as stock splits, rights issues, sales of additional securities and mergers and acquisitions. Non-U.S. companies pay listing fees based on the number of listed securities issued or held in the United States. Listing fees are an important component of the NYSE’s revenue and accounted for 22.8% of the NYSE’s total revenues in 2004.

Client Service

The NYSE has a team of professionals dedicated to serving the needs of its listed company community. These “client service managers” meet with their assigned listed companies individually and in regional executive forums that are scheduled by the NYSE. They provide value by keeping issuers aware of market trends and updating them on market structure initiatives and developments in governance and regulation. The NYSE believes that executives of listed companies place a high value on their relationship with their client service manager and on superior market quality, association with leading brands, global visibility, and unique marketing services that the NYSE provides. Client retention is consistently very high (i.e., greater than 99.9%).

New Listings

New listings are important to the maintenance of the NYSE’s competitive position in the U.S. and global markets. From January 1, 2000 to October 27, 2005, 606 domestic companies have listed on the NYSE. This includes 170 closed-end funds, 157 transfers from other markets, 53 spin-offs, etc., and 226 initial public offerings. Among the initial public offerings of securities qualified to be listed on the NYSE from January 1, 2000 to October 27, 2005, the capital raised by those in fact listing on the NYSE represented 90% of the aggregate proceeds raised in all those qualified offerings. From January 1, 2000 to October 27, 2005, 115 companies have transferred their listing from Nasdaq to the NYSE. During that same period, only one company voluntarily transferred from the NYSE to Nasdaq.

A key to the NYSE’s past success and future growth is its ability to list and retain non-U.S. companies. Generally, international companies are attracted to the U.S. and the NYSE to take advantage of the deep and diverse investor base, to signal that they meet the world’s most stringent listing standards and to take their place alongside other global leaders. From January 1, 2000 to October 27, 2005, 192 international companies have listed on the NYSE.

The NYSE actively pursues new closed-end fund listings. From January 1, 2000 to October 27, 2005, 170 closed-end funds have listed on the NYSE, raising over $78.4 billion in proceeds in their initial public offerings. This represents 74.6% of the funds qualified to list and 83.6% of the total closed-end fund qualified proceeds. The NYSE currently lists 488 closed-end funds, up from 431 in 2000.

Since 1988, the NYSE has supported the capital raising needs of companies qualified to list on the NYSE by providing a market for both debt and equity structured products—such as capital securities, mandatory convertibles, repackaged securities and equity-linked index-linked securities—and for debt securities traded on the trading floor. The number of new issuances and redemptions of these securities in any given year depends on many external factors, including interest rate levels and charges, economic conditions and financial regulation. From January 1, 2000 to October 27, 2005, the NYSE’s Structured Products Group has listed 592 securities.

Listing Standards

The NYSE requires that companies seeking to list securities on the NYSE meet minimum financial, distribution and corporate governance criteria. While in recent years the corporate governance criteria imposed by the various U.S. markets have become substantially similar, the NYSE’s financial criteria have traditionally been, and continue to be, the most stringent of any securities marketplace in the world. Once listed, companies must meet continued listing standards. All standards are periodically reviewed to ensure the NYSE attracts and retains the strongest companies with sustainable business models.

Each year, a number of companies cease to be listed on the NYSE, mostly as a result of normal corporate actions, such as mergers and acquisitions. From January 1, 2000 to October 27, 2005, approximately 29% of the 908 delistings from the NYSE resulted from the failure by the delisted company to maintain the minimum financial criteria required for continued listing on the NYSE. Over this period, new listings on the NYSE have kept the NYSE’s overall number of listed companies at a relatively constant level.

Marketing Efforts

The NYSE offers to listed companies a variety of services, as well as the ability to leverage the NYSE brand in reaching out to existing and prospective investors. The NYSE sponsors virtual forums, as well as domestic and international conferences, to provide issuers access to global institutional investors. NYSEnet, a password-protected website for senior executives, provides data relating to proprietary trading, institutional ownership and market activity. The NYSE believes that its executive education programs and the opportunities they offer to network with policy makers and fellow corporate executives are highly valued by the leaders of NYSE-listed companies.

Competition

Given the prestige and value of a NYSE listing, since January 1, 2000, the NYSE has been able to attract approximately 84% of the eligible domestic new business corporations coming to the market and, more recently, has enjoyed a similar level of success in listing eligible closed-end funds. However, while the NYSE has continued to enjoy its traditional level of success in the business of listing companies new to the market, competition in this area has increased substantially in recent years, with the result that the NYSE has had to devote increased resources to the business. In addition, other listings, such as structured products and exchange-traded funds, have traditionally been less of a focus, and other markets, particularly the American Stock Exchange, have emphasized these listing niches. Nonetheless, since 2003, the NYSE’s annual share of total qualified proceeds of structured products offerings has exceeded 90%.

The NYSE also competes for transfer listings (which are listings of companies that are already listed on Nasdaq or the American Stock Exchange but have grown sufficiently so as to become eligible for listing on the NYSE). The NYSE markets the benefits of a NYSE listing to these companies. In the period since the beginning of 2000, the NYSE has listed 149 publicly traded companies from other markets as transfers to the NYSE. In the period from January 2000, the NYSE has listed 156 companies that have moved to the NYSE from other markets as transfers. This does not include 61 exchange traded funds that Barclays Global Investors announced in July 2005 it would transfer to the NYSE beginning in October 2005.

In addition, the NYSE competes with other exchanges around the world, such as the London Stock Exchange plc and other European exchanges, for secondary listings of securities of non-U.S. companies. Competition for secondary listings has become increasingly intense due to legal and regulatory requirements associated with listing securities in U.S. securities markets.

Order Execution Business

The NYSE is a marketplace where investors meet directly to buy and sell listed companies’ common stock and other securities. One of the NYSE’s primary functions is to ensure that orders to purchase and sell these securities are conducted in a reliable, orderly, liquid and efficient manner. Order execution on the NYSE occurs through a variety of means, and the NYSE seeks to continue to develop additional and more efficient mechanisms of trade.

Order Execution

Auction Market. One of the primary means for order execution is through the NYSE’s auction market, in which orders are electronically transmitted for execution. Specialists at various locations on the trading floor are charged with maintaining fair, orderly and continuous trading markets by bringing buyers and sellers together and, in the relative absence of orders to buy or sell their assigned stock, adding liquidity by buying and selling the assigned stock for their own account. The NYSE has no current intention to change the assignment of a particular stock to a specialist, even after the completion of the mergers. Floor brokers act as agents on the trading floor to handle large or complicated orders.

Electronic Trading. Order execution also occurs through the NYSE’s current electronic platform, NYSE Direct+®, which represented approximately 11% of the NYSE’s total share volume in July 2005. NYSE Direct+® is an automatic-execution service for limit orders of up to 1,099 shares and enables users to elect immediate execution at the best bid or offer, without a fee and with anonymity and speed.

NYSE Hybrid MarketSM. The NYSE is seeking to combine the advantages of the agency auction trading model and those of electronic trading by creating the NYSE Hybrid MarketSM. The NYSE believes that the NYSE Hybrid MarketSM will enhance the NYSE’s ability to meet the diverse and changing needs of customers by providing them greater choice while enhancing its existing execution platforms. The NYSE Hybrid MarketSM will offer the speed, certainty and anonymity of electronic trading as well as the opportunity for negotiation and price improvement provided by an auction market. All customers, regardless of size, will have ready access to multiple choices to route their orders to the NYSE’s central market. For a more detailed discussion of the NYSE Hybrid MarketSM, see “Information About the NYSE—The NYSE Hybrid Market Initiative.”

Products Traded

Equity Securities. The NYSE is the world’s largest cash equities markets, both in terms of average daily trading volume and in the market capitalization of its listed companies. The NYSE’s average daily trading volume during the first five months of 2005 was 1.62 billion shares, worth over $50 billion, and the NYSE is more than three times the size of the next largest cash equities market in the world in terms of market capitalization of domestic listed companies. From January 1, 2005 to June 30, 2005, the NYSE executed 78.0% of the share volume of NYSE-listed securities.

Bonds. The NYSE also operates the largest centralized bond market of any U.S. exchange or other self-regulatory organization. A broad selection of bonds are traded on the NYSE, such as corporate (including convertibles), agency and government bonds. The majority of trading volume of bonds on the NYSE is in corporate bonds, with approximately 94% of this trading volume in non-convertible bonds. Bonds trade on the NYSE through the NYSE’s Automated Bond System®, a screen-based system used by NYSE member organization subscribers. Automated Bond System® maintains and displays priced bond orders and matches those orders on a strict price and time-priority basis. It also reports real-time quotes and trades to market data vendors.

Others. In addition to cash equities and bonds, the NYSE also traded 485 closed end funds as of June 30, 2005 and a variety of structured products designed to offer investors unique risk/return characteristics.

Trading Fees

Trading fees are paid by members and member organizations based on trades executed at the NYSE. Fees are assessed on a per share basis for trading in equity securities. The fees are applicable to all transactions executed on the NYSE. The fee amounts vary, based on the size and type of trade that is consummated. There is no fee for small electronic trades. All member organizations except specialists and “$2 brokers” (who, by definition, effect transactions only for other member organizations) pay trading fees. There are two caps that apply to the net trading fees that member organizations must pay. The first cap is a fixed dollar amount maximum of $600,000 per month. The second is a variable cap that is equal to 2% of the total commissions that a member organization earns on the trades that it executes on the trading floor. In April 2005, the NYSE members voted to remove the 2% cap. These pricing structures are currently undergoing a fundamental examination as part of a broad strategic review of the NYSE’s opportunities for revenue growth and efficiency improvement and to better align transaction revenue with executed volume, product expansion and new product development, and the NYSE intends to introduce new fee structures in 2006. The NYSE cannot, at this time, predict the impact of the new fee structure, in part, because the details of the fee structure have not yet been finalized and may be subject to SEC approval. The NYSE expects to file its new fee structure with the SEC within the next several weeks.

Trading fees accounted for approximately 10.6% of the NYSE’s total revenues in 2004.

Market Data Business

The NYSE collects and distributes market data, including real-time information relating to securities quotations, limit orders and the prices at which securities transactions take place. The broad distribution of accurate and reliable real-time market data is essential to the proper functioning of any securities market because it enables market professionals and investors to make trading decisions. The NYSE believes that the quality of the NYSE’s market data, and the ability of traders to act on that data, attract order flow to the NYSE for execution and reinforces the NYSE brand. The collection and distribution of market data accounted for 11.6% of the NYSE’s total revenues in 2004. The pricing for market data products must be approved by the SEC on the basis of whether prices are fair, reasonable and not unreasonably discriminatory. For a discussion of recent regulatory changes, see “Regulation—Recent Regulatory Developments.”

The NYSE’s market data activity is divided into two parts: consolidated data services and NYSE-branded data products.

Consolidated Data Services

Stocks listed on the NYSE may be traded on a variety of exchanges and over the counter. The SEC requires securities markets to consolidate their bids, offers and last sale prices for each security, and provide the public with an integrated source of this information. The NYSE works with other markets to make this market data available on a consolidated basis on what is often referred to as the “consolidated tape.” This intermarket cooperative effort provides the investing public with the reported transaction prices and the best bid and offer for each security, regardless of the market to which a quote or trade is reported or on which a trade takes place.

The SEC regulates the conduct of this intermarket activity under Section 11A of the Exchange Act. The relationships among the markets that participate with the NYSE in the data joint ventures are defined in two securities industry plans—the CTA Plan and the CQ Plan. Last sale prices for NYSE-listed securities are disseminated pursuant to the CTA Plan and quotes for NYSE-listed securities are disseminated pursuant to the CQ Plan. The network through which last sale prices and quotes in NYSE-listed securities are disseminated under the two plans is commonly referred to as “Network A.”

The terms of the CTA Plan and the CQ Plan provide that the participating markets will distribute market data by means of two networks, Network A (through which data relating to NYSE-listed securities are disseminated) and Network B (through which data related to American Stock Exchange-listed securities and certain securities that are listed on other national securities exchanges are disseminated). The two Plans currently require that the participating markets allocate the revenues that each network’s market data distribution generates (net of joint processing and administration costs) on the basis of their respective number of trades. Under the Market Data Rule of Regulation NMS, revenue will be allocated to market centers based on the value of the quotes and trades for all securities. Compliance with the Market Data Rule of Regulation NMS will begin on September 1, 2006. For a description of Regulation NMS and the Market Data Rule, see “Regulation—Recent Regulatory Developments—Regulation NMS.”

The other markets that participate in Network A have delegated to the NYSE the responsibility for acting as the Network A administrator. In this capacity, the NYSE recommends Network A operational decisions, bills Network A data recipients for applicable charges, collects those amounts, and administers Network A contracts. The NYSE also oversees the preparation of Network A financial statements, maintains all Network A records and maintains relationships with Network A data recipients. The NYSE recoups the costs of administering Network A. In 2004, the NYSE’s share of Network A revenues was approximately 90%.

Network A data is widely available. More than 400,000 broker-dealers, institutional investors and other industry professionals received real-time Network A data as of the end of 2004, as did more than 12 million nonprofessional investors. Investors are able to receive real-time Network A data through a variety of sources, including personal computers, telephones, televisions and pagers.

Approximately 75% of Network A revenues derive from a monthly securities professional device fee paid by broker-dealers and other market professionals for each device through which they receive Network A data. Other sources of Network A revenues include:

•	access fees paid by vendors and others who receive direct access to high speed streams of Network A data;

•	computer program classification fees paid by data recipients who use real-time Network A data for purposes other than interrogation and display (such as to create stock tables for newspapers and to perform computer tracking of price movements);

•	nonprofessional subscriber and usage-based fees paid by vendors and broker-dealers that provide real-time Network A data to nonprofessional retail investors; and

•	fees paid by cable television stations that display real-time last sale prices.

SIAC serves as the data collector, processor and distribution point for Network A and other data joint ventures. Each market provides its quotes and trade reports and related information to SIAC. SIAC sequences, stores and validates the markets’ data and makes the resultant streams of consolidated last sale prices and bid/ask quotations available to vendors and others. Vendors, in turn, provide that market data to broker-dealers, mutual and hedge funds, investment advisors, other market professionals and individual investors.

NYSE-Branded Data Products

The NYSE also makes its market data available independently of other markets. The NYSE packages this market data as:

•	trading products (such as NYSE OpenBook®, through which the NYSE makes available all limit orders); and

•	analytic products (such as TAQ Data, which consists of large databases of historical quotes and trade prices, NYSE Broker Volume®, which includes daily information regarding broker volume, and monthly short interest reports).

These products are proprietary to the NYSE, and the NYSE does not share the revenues that it generates from these products with other markets.

Over the past two decades, the NYSE has expanded its market data business by tapping new markets, in particular nonprofessional subscribers, the cable television audience and customers interested in the NYSE’s branded data products. Revenues for NYSE-branded data products have grown from less than $1 million in 2001 to over $17 million in 2004, fueled in large part by the success of NYSE OpenBook®, which the NYSE introduced in 2002. The advent of trading in penny increments and the accelerated use of “black box” trading tools accelerated the success of NYSE OpenBook®.

Other Products and Services

Facilities and Equipment

The NYSE operates approximately 46,000 square feet of contiguous trading floor space where specialists, floor brokers, and clerks engage in the purchase and sale of securities. As of July 15, 2005, there were 413 specialists, 837 floor brokers and 2,475 clerks conducting business on the NYSE’s trading floor. The NYSE derives revenues from these specialists, brokers and clerks by providing them with various products and services, including space, necessary for them to engage in the purchase and sale of securities on the trading floor. The NYSE charges each specialist firm for both the number of post spaces occupied on the trading floor, and for each registered specialist. The NYSE charges floor brokers for each booth occupied on the trading floor, and rates vary depending on the size and location of the particular booth. Specialists and floor brokers also pay an annual fee for each of their clerks working on the trading floor. Fees are also charged to trading floor participants for a variety of services provided by the NYSE including phone service, radio paging and connections to third-party market data providers.

Facility and equipment fees accounted for 3.5% of the NYSE’s total revenues in 2004, and are currently undergoing a fundamental examination as part of a broad strategic review of the NYSE’s opportunities for revenue growth and efficiency improvement and to better align transaction revenue with executed volume, product expansion and new product development.

Membership Services

The NYSE generates annual membership revenues from its regular members and electronic access members. For a description of electronic access members, see “The Mergers—Effect of the Mergers on Non-Regular NYSE Members and Lessee Members.” Each of the NYSE’s 1,366 regular members and electronic access members pays annual dues. In addition, each electronic access member pays an annual fee to the NYSE for electronic access to the trading floor for a 12-month period. The annual electronic access member fee is equal to 90% of the 6-month average of the annual rentals payable under the bona fide leases of memberships entered into during each of the six calendar months prior to the most recently completed quarter. In addition to the annual membership fees, the NYSE generates revenues by charging a fee in conjunction with the purchase or lease of a NYSE membership.

Membership fees accounted for 0.6% of the NYSE’s total revenues in 2004. However, after the mergers, the right to trade on the NYSE Market will not be tied to membership and these fees will therefore no longer exist.

Instead, fees will be collected through the sale of trading licenses. For a discussion of how trading licenses will be sold after the mergers, see “Information About NYSE Group—Trading Licenses.”

Regulatory Services

The NYSE provides regulatory services through NYSE Regulation. See “NYSE Regulation.” In connection with providing these services, the NYSE collects member regulation fees and market surveillance fees. Member regulation fees are based primarily on the revenues generated by members and members organizations, as well as on the number of branch offices of the broker-dealer and the number of registered representatives. Market surveillance fees are charged to specialists and floor brokers to recover some of the costs of overseeing trading. Other regulatory fees include revenue from applications, registration of branch offices and specialists, as well as fees for examinations necessary to operate in the securities industry.

Regulatory fees accounted for 7.8% of the total revenues of the NYSE in 2004. After the mergers, the regulatory activities will be conducted by NYSE Regulation, which will be a not-for-profit, wholly owned subsidiary of NYSE Group. The regulatory fees collected by NYSE Regulation will be used solely for the regulatory activities of NYSE Regulation. For a more detailed discussion of NYSE Regulation, see “NYSE Regulation.”

Securities Industry Automation Corporation

Overview

SIAC is the principal vendor of the NYSE’s data processing and software development services and a registered securities information processor under the Exchange Act. The NYSE owns two-thirds of the equity of SIAC, and the American Stock Exchange owns the remaining one-third. Formed in 1972 as a New York business corporation, SIAC:

•	plans, develops, implements and operates a variety of automated information-handling and communication systems that support order processing, trading, and market data reporting, as well as trade comparison, for a broad range of securities;

•	provides systems support for essential regulatory and administrative activities; and

•	operates and manages the Secure Financial Transaction Infrastructure network, which provides resilient and reliable communications within the financial services industry.

Historically, SIAC has been operated as a cost-recovery utility. As a result, it provides its services to its customers on an at-cost, non-profit basis. SIAC’s revenues accounted for 15.3% of the NYSE’s total revenue in 2004.

SIAC’s wholly owned subsidiary, Sector, Inc., offers an array of communications and data processing services, primarily to the broker-dealer community. These services include email archiving, other books and record storage solutions, facilities management, data center hosting, disaster recovery, enterprise services and network and data distribution services. The telecommunication services include traditional point-to-point voice circuits and network management. Sector is headquartered in New York City. Unlike SIAC, Sector provides its services on a for-profit basis.

SIAC Governance

The SIAC bylaws provide that the SIAC board of directors will consist of 14 directors. Under a shareholders’ agreement among SIAC, the NYSE and the American Stock Exchange, of these 14 directors:

•	seven directors are selected by the NYSE (provided that at least five of these seven directors are not officers or employees of the NYSE unless they are also members of the NYSE board of directors);

•	three directors are selected by the American Stock Exchange (provided that at least one of these three directors is not an officer or employee of the American Stock Exchange);

•	one director is jointly selected by the NYSE and the American Stock Exchange (it is contemplated that this director will also serve as the chief executive officer of SIAC); and

•	three directors are selected by the Securities Industry Association.

The directors are divided into two classes, designated as Class A directors and Class B directors. Each class of directors is elected for a two-year term so that the term of office of one class of directors expires each year. The president and co-chief operating officer of the NYSE, Robert G. Britz, is chairman of the SIAC board of directors.

The SIAC board of directors has two standing committees: the executive committee and the audit committee. The executive committee is comprised of five members of the SIAC board of directors. The executive committee’s responsibilities include:

•	reviewing the management personnel needs, structure and policies of SIAC;

•	reviewing the current and anticipated financial requirements of SIAC; and

•	functioning as SIAC’s compensation committee for the purpose of reviewing and approving the compensation plans and guidelines for all employees and the officers of SIAC.

The audit committee is comprised of three members of the SIAC board of directors. Its responsibilities are to assist the SIAC board of directors in fulfilling its financial accounting oversight responsibilities. In this capacity, the audit committee reviews the financial reporting process, the system of internal controls and the process by which SIAC maintains compliance with applicable laws, rules and regulations.

The NYSE, the American Stock Exchange and SIAC are parties to a shareholders agreement that governs the respective rights of the NYSE and the American Stock Exchange relating to SIAC. Under the shareholders agreement, neither the NYSE nor the American Stock Exchange may transfer any of their shares in SIAC to a third party without the consent of the other party, unless this transfer occurs:

•	by operation of law, by reason of insolvency or other cause; or

•	upon completion of a right-of-first-refusal process, in which the other party has the right to acquire any SIAC shares proposed to be transferred by either the NYSE or the American Stock Exchange to a third party at the lower of:

•	the price offered by the third party seeking to acquire such SIAC shares; or

•	the “option price” agreed upon by the NYSE and the American Stock Exchange from time to time or established by a five-person committee consisting of two representatives appointed by each of the NYSE and the American Stock Exchange and one person appointed by the four members. (There is currently no determined option price.)

Major Customers

SIAC currently provides data processing services to the following major customers and customer groups:

•	the NYSE, which was the source of 54.4% of SIAC’s revenues in 2004;

•	the American Stock Exchange, which was the source of 16.2% of SIAC’s revenues in 2004;

•	the National Securities Clearing Corporation and Fixed Income Clearing Corporation, which have been absorbed into The Depository Trust & Clearing Corporation, which together was the source of 13.7% of SIAC’s revenues in 2004; and

•	participants in the national market systems CTA Plan, CQ Plan and the members of the Options Price Reporting Authority, which together was the source of 1.8% of SIAC’s revenues in 2004.

In addition, SIAC operates the Intermarket Trading Systems and provides services to the Intermarket Surveillance Group Participants. SIAC also provides services to Sector.

The NYSE and the American Stock Exchange are SIAC’s largest customers. The removal of the business of either could have a material adverse effect on SIAC. The National Securities Clearing Corporation and Fixed Income Clearing Corporation have entered into separate agreements with SIAC, pursuant to which the services previously provided by SIAC will be phased out. In addition, the American Stock Exchange has sent a notice to SIAC indicating that it may materially decrease its use of SIAC’s services. If the American Stock Exchange materially decreases its use of SIAC’s services, SIAC’s revenues will be adversely affected. To the extent that the American Stock Exchange does not bear a portion of the costs associated with this decrease (including transition costs and an appropriate share of SIAC’s current overhead as SIAC seeks to mitigate the overhead costs), or to the extent that the NYSE is not able to reduce its costs associated with SIAC to offset the amount of reduction in revenue from SIAC (which it may not be able to do), the NYSE’s profits and results of operations may be adversely affected. See also “Risk Factors—Risks Relating to NYSE Group’s Business—NYSE Group’s revenues from SIAC could significantly decrease if SIAC loses its major customers.”

Facilities Management Agreement

SIAC provides services to the NYSE and the American Stock Exchange pursuant to an agreement dated February 23, 1977, among the NYSE, the American Stock Exchange and SIAC, as amended, and a Paying Agency Agreement dated August 23, 2004 (which we refer to collectively as the “facilities management agreement”). The facilities management agreement provides for services to be provided and products to be obtained by SIAC on behalf of or for use by the NYSE or the American Stock Exchange, as either may request, at SIAC’s cost. The facilities management agreement also provides that the NYSE or the American Stock Exchange may request that the services to be provided to it be added to, modified or terminated, and that SIAC will “use its best efforts, consistent with sound business practices, to adapt to the changed requirements of each exchange for services rendered by SIAC.”

Generally, the at-cost basis for services charges under the facilities management agreement includes dedicated manpower (such as salaries, overtime, part-time help and benefits); dedicated data processing or communications supplies and equipment; dedicated general expenses (such as office supplies, photocopy equipment, local transportation and travel); and shared common expenses (such as occupancy costs, facilities engineering support, security services and other non-dedicated manpower and related expenses, etc.), as well as any costs for products or services from third-party vendors. Costs are billed to the NYSE (and the American Stock Exchange) on a monthly basis.

The facilities management agreement requires SIAC to recognize individual ownership rights on the part of the NYSE or the American Stock Exchange of properties acquired by SIAC at the respective direction and expense of the NYSE and the American Stock Exchange and joint ownership rights on the part of the NYSE and the American Stock Exchange of properties acquired by SIAC for services provided to both the NYSE and the American Stock Exchange. The agreement requires SIAC to maintain confidentiality regarding services it undertakes for each of the NYSE and the American Stock Exchange and with regard to certain information obtained by SIAC in connection with the provision of services.

During the NYSE’s last five fiscal years, the NYSE paid SIAC fees under the facilities management agreement of approximately $234.0 million in 2000; $256.9 million in 2001; $273.3 million in 2002; $253.0 million in 2003; and $266.1 million in 2004. The American Stock Exchange paid SIAC fees under the facilities management agreement of approximately $89.1 million in 2000; $104.9 million in 2001; $97.1 million in 2002; $93.9 million in 2003; and $79.5 million in 2004.

Separate services agreements cover services provided by SIAC to National Securities Clearing Corporation and Fixed Income Clearing Corporation, to Options Price Reporting Authority and to the participants in the CTA Plan and the CQ Plan.

Data Processing Fees

Data processing fees are charged by SIAC to customers other than the NYSE (fees charged to the NYSE are eliminated in consolidation). SIAC operates on a cost recovery model. Under this model, any increase or decrease in SIAC’s expenses results in a corresponding change in its revenues.

The NYSE Hybrid Market Initiative

The NYSE is creating the NYSE Hybrid MarketSM, which will combine auction-based and electronic trading for equities listed on the NYSE. This effort is the NYSE’s response to the articulated desire of both market professionals and individual investors for greater choice and flexibility in buying and selling stocks. The NYSE Hybrid MarketSM is also the NYSE’s strategy for adapting to the revised “trade through” rule adopted by the SEC on April 6, 2005 as a part of Regulation NMS, which prohibits trading-through of quotations that are displayed by another market and immediately accessible through automatic execution.

Key Attributes

The NYSE Hybrid MarketSM is intended to emulate, in a primarily automatic-execution environment, the features of the traditional auction market that have provided stable, liquid and less volatile markets, as well the opportunity for price improvement. The NYSE Hybrid MarketSM will expand the availability of the NYSE’s current automatic execution service (NYSE Direct+®), which provides order execution at sub-second speed and in July 2005 handled approximately 11% of the NYSE’s average daily share volume. The NYSE Hybrid MarketSM is intended to feature the following:

•	All quotes would be automatically and continuously refreshed and reflect the combined liquidity of the NYSE Display Book® and the electronic interest of trading floor broker agents and the specialist. Limit orders would be published in real time. This structure would facilitate the ability of brokers and specialists to interact with supply and demand and to scale interest and provide price improvement to incoming electronic orders seeking liquidity.

•	Customers would have the choice of auction representation and the opportunity for price improvement over the published best bid and offer through market orders or a new automated “auction limit” order. Auction limit orders, a new electronic order type, would allow investors to electronically place limit orders that are exposed to the market for a short period of time in order to potentially receive a price better than the best bid or ask. The NYSE’s auction model currently provides price improvement for more than 25% of incoming orders, most obtaining improvement better than the midpoint of the quote spread.

•	Specialists and floor brokers would supplement liquidity to stabilize price movements in both the automated and auction components of the NYSE Hybrid MarketSM through the use of floor broker agency interest files, and specialist layered interest files and specialist algorithmic interaction with orders. As such, both electronically and manually executed orders may benefit from the value added by specialists in committing capital and providing depth to the market, and from the competition among electronic orders as well as those represented by floor brokers. Floor brokers would participate both electronically and in person, using human judgment to process large or complex orders more effectively than is possible on a solely electronic platform.

•	Time restrictions between orders on NYSE Direct+® would be eliminated and all size limit and market orders would be accepted up to the maximum supported order size, which is currently 3,000,000 shares. Market orders designated by customers for automatic execution and marketable limit orders would be automatically executed at the best bid or offer to the extent that their size can be satisfied.

•	Those customers that desire sub-second, automatic trade execution would have access to floor liquidity. Customers with buy and sell orders beyond the size of the best bid or offer would have the ability to “sweep the book” or designate individual orders to trade at multiple price points subject to certain limitations, including the Liquidity Replenishment PointsSM or “LRPs” described below.

•	In order to preserve the lower volatility that has characterized trading on the NYSE, pre-determined and published LRPs would limit sweeps. When activated, LRPs automatically would integrate the electronic market with the auction market for one transaction, thus enabling the specialist to elicit additional trading interest.

•	All better-priced bids and offers in all other markets would be immediately accessed unless customers are provided the same price on the NYSE. All incoming orders from all competing market centers would be automatically executed at the displayed best price. This would create an environment in which best prices will be protected from inferior-priced trade executions regardless of where an order is entered, and without awaiting human reaction.

•	As part of the NYSE Hybrid MarketSM initiative, the NYSE would further automate routine specialist tasks and create a new interface to facilitate algorithmic liquidity injection by specialists. In addition, the NYSE would add new functionality to trading floor broker wireless hand-held computers to further automate smart order types and create a new broker interest file with layering capabilities.

•	NYSE Regulation would incorporate the NYSE Hybrid MarketSM in its regulatory program.

Benefits for Constituents

For Investors. The NYSE Hybrid MarketSM would build on the NYSE’s core attributes of liquidity, pricing efficiency, low trading costs and tight spreads by broadening customers’ ability to trade quickly and anonymously. The NYSE Hybrid MarketSM would also further the NYSE’s goal of providing all investors, regardless of their size, with the best price when buying or selling shares. Interaction of the NYSE’s automatic and auction markets also would maintain the opportunity for price improvement.

For Listed Companies. By continuing to maintain market quality, including lower intra-day volatility, the NYSE Hybrid MarketSM would allow issuers to reduce their cost of capital.

For the Market as a Whole. Combining the NYSE’s technology with the advantages of the auction market would enable the NYSE market to function more effectively and efficiently. In the NYSE Hybrid MarketSM, specialists and brokers, who would use judgment to improve prices and enhance order competition on the floor of the NYSE, would interact with the market electronically as well as vocally and manually. The NYSE believes that their judgment would be particularly valuable in less liquid stocks and during the opening and closing of trading as well as during times of uncertainty, when a corporate announcement or an outside event could lead to market instability and price volatility.

Current Status/Recent Developments

Implementation of the NYSE Hybrid MarketSM is subject to SEC review and approval. No assurance can be given that this approval will be obtained. On June 14, 2005, the NYSE filed with the SEC amendments to clarify and modify its proposal to establish the NYSE Hybrid MarketSM. On June 29, 2005, the SEC published the amended proposal for public comment and has since received several comments. The NYSE expects that the SEC will consider these comments, as well as the NYSE’s response to those comments, and then make a final decision on the proposal.

The NYSE is developing the software that will power the NYSE Hybrid MarketSM. Assuming regulatory approvals, the NYSE plans to introduce the NYSE Hybrid MarketSM in phases beginning in the third quarter of 2005, continuing into full rollout expected to be completed in the second quarter of 2006.

Information Technology

The NYSE and its subsidiaries employ a wide range of technologies across their various market, regulatory and business functions. Technology is crucial to the NYSE’s business because it enables the NYSE to maintain its competitive position and regulatory effectiveness and the confidence of its investors in the reliability and integrity of the NYSE’s market. The NYSE’s technology is subject to oversight by the SEC, through the SEC’s Automation Review Program.

In 2004, across all information technology categories inclusive of software development and network and data center infrastructure, the NYSE incurred, on an operating basis, information technology expense of approximately $350 million and capital investments totaled approximately $50 million.

Business drivers for the NYSE’s technology investments include:

•	continual functional and performance improvements to the NYSE’s execution services and information products to address customer needs and the evolving competitive trading environment;

•	state of the art regulatory technology in support of market surveillance, member organization regulation and enforcement;

•	the expectations for excellent systems reliability and resiliency to maintain investor trust and confidence;

•	substantial investments in systems capacity to ensure that the market can maintain investor access to the market during very unusual peaks in trading activity; and

•	competitive cost structures for the NYSE’s systems and operating infrastructure.

In addition, the NYSE’s position in the capital markets requires substantial investments in business continuity, including back up data centers, back-up trading floors and physical and information security. These investments have increased substantially following the terrorist attacks of September 11, 2001.

The NYSE’s trading systems include the following major components:

•	Display Book®, which is a high-performance trading system used for automatic quotation of incoming limit orders and the NYSE Direct+® automatic execution service. It also provides a set of tools that are used by specialists and their trading assistants to keep track of all incoming market and limit orders and provide information display, order management capabilities, research tools, trade execution, access to regional exchanges and quote dissemination;

•	NYSE Direct+®, which is an automatic-execution service for limit orders of up to 1,099 shares that enables users to opt for an immediate execution at the best bid or offer, without a fee and with anonymity and speed;

•	SuperDot®, which is a system that processes approximately 99% of electronic market and limit orders received from member organizations and routes them to broker systems or Display Book®;

•	Broker Booth Support System®, which is a full-service order management system supporting straight-through electronic order processing and reporting for member organizations on the floor of the NYSE;

•	Common Message Switch, which provides member organization access to the NYSE’s order processing systems for routing and processing of orders that are destined for the Display Book® system or the Broker Booth Support System®;

•	NYSE e-Broker® and Handheld Data Devices, which are mobile wireless handheld devices running the NYSE e-Broker application that permits members on the floor to receive orders, access the Display Book®, report transactions on the floor, and generate messages to customers regarding current market conditions; and

•	Secure Financial Transaction Infrastructure, a product of SIAC, which offers financial institutions a resilient connection to the NYSE through a diversified set of major telecommunications providers. Secure Financial Transaction Infrastructure offers designated access points throughout the U.S. and through a highly resilient and redundant infrastructure that routes around failed circuits automatically. Network security is provided by a multi-tier security architecture known as NYSE Common Access Point®, which allows secure external access to all NYSE products and services.

Intellectual Property

The NYSE and its subsidiaries own the rights to a large number of trademarks, service marks, and trade names used in its business. It has registered many of the most important NYSE trademarks in approximately 50 countries, including the countries of the European Union. These include New York Stock Exchange, NYSE,

The Big Board, NYSE Composite Index, The World Puts Its Stock In Us, The NYSE FAÇADE design mark and NYSE MILLENNIUM INDEX. Registration applications for some of these marks are still pending in several countries.

In addition, the NYSE and its subsidiaries own a number of registered U.S. trademarks or service marks which are used in its operations. There are also a number of pending applications.

The NYSE and its subsidiaries hold the rights to a number of patents, and have made a number of patent applications. However, the NYSE and its subsidiaries do not engage in any material licensing of their patents nor are their patents, individually or in the aggregate, material to the business operations of the NYSE, taken as a whole.

The NYSE and its subsidiaries own the copyright to a variety of material. Those copyrights, some of which are registered, include printed and online publications, web sites, advertisements, educational material, graphic presentations and other literature, both textual and electronic.

Description of Property

The NYSE and its subsidiaries conduct their operations in premises inside and outside of the United States. The headquarters of the NYSE is on Wall Street, New York, and the surrounding area. In particular, the NYSE’s trading floor runs throughout 11 Wall Street, 20 Broad Street and 30 Broad Street. There are direct connections between 20 Broad Street and the 11 Wall Street complex, and there is a bridge above Exchange Place (a street separating 20 Broad Street from 30 Broad Street) that connects areas occupied by the NYSE in the 20 Broad Street building with areas occupied by the NYSE in the 30 Broad Street building. These buildings are described in more detail below:

11 Wall Street, New York City. The principal offices of the NYSE and major portions of its trading floor are located at 11 Wall Street in New York City, a complex which includes contiguous buildings known as 8 through 18 Broad Street. This complex, exclusive of the 20 Broad Street building (described below), is owned by the NYSE and consists of approximately 370,000 square feet in the aggregate.

20 Broad Street, New York City. The land underlying the office building situated at 20 Broad Street in New York City is owned by NEWEX Corporation, a wholly owned subsidiary of the NYSE. The land has been leased to the owner of the office building at 20 Broad Street for a term that is anticipated to expire in 2081. The NYSE occupies approximately 348,000 square feet of space in the office building at 20 Broad Street pursuant to a sublease for a term expiring in 2016. In addition, the sublease affords the NYSE multiple rights to extend the term of the sublease until 2041. The space occupied by the NYSE in the 20 Broad Street building is used for portions of the trading floor and for office purposes.

30 Broad Street, New York City. The NYSE occupies approximately 56,000 square feet in the office building located at 30 Broad Street, New York City, pursuant to a lease expiring in 2008. The lease affords the NYSE multiple rights to extend the term of the lease until 2040. The NYSE uses this leased space for a trading floor and office purposes.

14 Wall Street, New York City. The NYSE occupies approximately 65,000 square feet in the office building located at 14 Wall Street, New York City, pursuant to a lease expiring in 2011. In addition, the NYSE occupies approximately 11,000 square feet in this building pursuant to a sublease expiring in 2010. The NYSE uses the leased space and the sublease space for office purposes.

In addition to these premises, NYSE and its subsidiaries lease space in the following locations:

Location	Approximate Square Feet
Washington, D.C.	6,300 square feet
Palo Alto, California	9,800 square feet
London, England	1,400 square feet
Tokyo, Japan	1,800 square feet
Hong Kong, China	410 square feet

The overseas offices are used primarily for the purposes of promoting international recognition of the NYSE brand and providing client services to non-U.S. NYSE-listed companies.

SIAC and its subsidiaries operate out of multiple facilities both within and outside of New York City.

Security Measures and Contingency Plans

The NYSE has implemented numerous security measures to reduce its vulnerability to terrorist attacks, including, among other things:

•	establishing a wide perimeter security zone in the vicinity of the NYSE’s premises, manned constantly by armed security personnel employed or contracted for by the NYSE or provided by the New York Police Department;

•	requiring physical and X-ray/magnetometer inspection of all incoming persons, mail, packages and parcels into the NYSE’s premises;

•	requiring that all messengers delivering mail, packages or parcels be escorted throughout the NYSE’s premises;

•	requiring photo ID badges for all visitors and employees; and

•	maintaining automatic television monitoring and recording of exterior and interior areas.

The NYSE continually reviews these security measures to ensure that they remain effective and to avoid predictability.

The NYSE maintains a number of contingency plans relating to possible emergencies that may affect its operations. After consulting with member organizations regarding their needs, the NYSE established and maintains an alternative trading location apart from its current trading floor. It also regularly circulates among its personnel emergency contact telephone numbers and makes available a password-protected contingency website that would give information and directions to personnel in the event of a disruption or incident of any kind. Consistent with the NYSE’s business plan, each division of the NYSE also maintains emergency contingency plans tailored to its needs and personnel.

Legal Proceedings

The NYSE is party to a number of legal proceedings, as described below.

In re NYSE Specialists Securities Litigation

In December 2003, the California Public Employees’ Retirement System (“CalPERS”) filed a purported class action complaint in the U.S. District Court for the Southern District of New York against the NYSE, NYSE specialist firms, and others, alleging various violations of the Exchange Act and breach of fiduciary duty, on behalf of a purported class of persons who bought or sold unspecified NYSE-listed stocks between 1998 and 2003. The court consolidated CalPERS’ suit with three other purported class actions and a non-class action into the action now entitled In re NYSE Specialists Securities Litigation and appointed CalPERS and Empire Programs, Inc. co-lead plaintiffs.

Plaintiffs filed a consolidated complaint on September 16, 2004. The consolidated complaint asserts claims for alleged violations of Sections 6(b), 10(b) and 20(a) of the Exchange Act, and alleges that, with the NYSE’s knowledge and active participation, the specialist firms engaged in manipulative, self-dealing, and deceptive conduct, including interpositioning, front-running and “freezing” the specialist’s book and falsifying trading records to conceal their misconduct. Plaintiffs also claim that the NYSE constrained its regulatory activities in order to receive substantial fees from the specialist firms based on their profits and that defendants’ conduct “caused investors to purchase or sell shares on the NYSE at distorted and manipulated prices, enriching Defendants and damaging Plaintiffs and the Class.” The consolidated complaint also alleges that certain generalized NYSE statements concerning the operation of its market were rendered false and misleading by the NYSE’s non-disclosure of its alleged failure to properly regulate specialists, and that the NYSE was motivated to participate in or permit the specialist firms’ alleged improper trading in order to maintain or enhance its fee revenues and the compensation of its executives, including its former chairman and chief executive officer Richard A. Grasso. The consolidated complaint seeks unspecified compensatory damages against defendants, jointly and severally.

On November 16, 2004, the specialist firms and the NYSE filed motions to dismiss the complaint. The NYSE’s motion is grounded principally on the doctrine that a self-regulatory organization is absolutely immune from suit for the performance of its regulatory and general oversight functions. The NYSE’s motion asserts additional independent bases for dismissal, including the absence of a private right of action under the Exchange Act and plaintiffs’ failure to plead the requisite elements of federal securities fraud. In opposition to the NYSE’s motion, plaintiffs argue that the NYSE is not immune from suit because its alleged conduct was pursued for business, not regulatory reasons. Oral argument occurred in April 2005. To date, the court has not rendered a decision on the motion.

Papyrus Patent Infringement Litigation

On January 27, 2004, Papyrus Technology Corporation filed a complaint in the U.S. District Court for Southern District against the NYSE, alleging that the NYSE’s Wireless Data System and Broker Booth Support System infringe patents allegedly issued to Papyrus, and that the NYSE breached a license agreement with Papyrus. The NYSE answered the complaint, asserting affirmative defenses and a counterclaim against Papyrus. Discovery has been completed. It is anticipated that the parties will file motions for summary judgment on at least some of the claims.

Grasso Litigation

In December 2003, the NYSE received a report from the law firm Winston & Strawn, which the NYSE had engaged to investigate and review certain matters relating to the compensation of its former chairman and chief executive officer, Richard A. Grasso, and the process by which that compensation was determined (we refer to this report as the “Webb Report”). The NYSE provided the Webb Report to the SEC and the New York Attorney General’s Office, which commenced investigations relating to those matters in or about January 2004.

The Webb Report provided a detailed summary of, among other things, Mr. Grasso’s compensation and benefits during the period in which he served as Chairman and Chief Executive Officer of the NYSE (1995-2003), including the various components thereof. On or about September 2, 2003, the NYSE transferred Mr. Grasso $139,486,000 in respect of deferred compensation and benefits for that period. Previously, the NYSE had transferred to Mr. Grasso approximately $35 million in non-deferred compensation for that period.

On or about February 12, 2004, NYSE’s then Interim Chairman, John S. Reed, sent Mr. Grasso a letter stating that the NYSE had determined that the compensation and benefits that Mr. Grasso received “were excessive and at unreasonable levels” and that, even granting Mr. Grasso the benefit of assumptions favorable to him, “were excessive by at least $120 million.” In that letter, the NYSE demanded that Mr. Grasso repay to the NYSE $120 million and reserved its rights to seek additional amounts beyond the $120 million demanded.

On May 24, 2004, the New York Attorney General’s Office filed a lawsuit in New York Supreme Court against Mr. Grasso, former NYSE Director Kenneth Langone and the NYSE. The complaint alleges six causes of action against Mr. Grasso, including breach of fiduciary duty under the New York Not-for-Profit Corporation Law and unjust enrichment. Among other things, the suit seeks:

•	imposition of a constructive trust for the NYSE’s benefit on all compensation received by Mr. Grasso that was not reasonable and commensurate with services rendered, pursuant to provisions of the New York Not-for-Profit Corporation Law “in an amount to be determined at trial”;

•	a judgment directing Mr. Grasso to return payments made by the NYSE that were unlawful under the New York Not-for-Profit Corporation Law “in an amount to be determined at trial”; and

•	restitution of all amounts that Mr. Grasso received that lacked adequate NYSE board approval because the approval was based on inaccurate, incomplete, or misleading information.

The New York Attorney General’s Office further seeks a declaration by the court that any obligation to make future payments lacking the required board approval is void. In addition to the claims against Mr. Grasso, the complaint asserts a single cause of action against Mr. Langone for breach of his fiduciary duty under the New York Not-for-Profit Corporation Law and a single cause of action against the NYSE seeking a declaratory judgment that the NYSE made unlawful, ultra vires payments to Mr. Grasso, and an injunction requiring the NYSE to adopt and implement safeguards to ensure that compensation paid in the future complies with the New York Not-for-Profit Corporation Law. On July 23, 2004, the NYSE filed its answer to the complaint of the New York Attorney General’s Office, in which it asserted several complete defenses.

The case is presently pending before the New York Supreme Court, following Mr. Grasso’s unsuccessful attempt to have the case proceed in federal court. In his answer, Mr. Grasso denied the New York Attorney General’s Office’s allegations of wrongdoing and asserted various defenses. In addition, Mr. Grasso asserted claims against the NYSE and NYSE Chairman John Reed, including claims that the NYSE terminated Mr. Grasso without cause in September 2003 and breached his 1999 and 2003 employment agreements, and that the NYSE and Mr. Reed defamed him. Mr. Grasso has not claimed with specificity the amount of damages that he seeks in the litigation. In his pleadings, he seeks at least $50 million in compensatory damages for the NYSE’s alleged breaches of the agreements; damages for alleged injury to his reputation and mental anguish and suffering; and punitive damages against Mr. Reed and the NYSE. The NYSE and Mr. Reed moved to dismiss the defamation claim, and on March 15, 2005, the court granted that motion. Mr. Grasso appealed the court’s dismissal. Oral argument in the Appellate Division occurred in June 2005, and on September 29, 2005, the Appellate Division entered an order reversing the dismissal of, and reinstating, the defamation claim. In or about March 2005, Mr. Grasso asserted third-party claims against former director Carl McCall for negligence, negligent misrepresentation, and contribution. In August 2005, Mr. Grasso moved the court for an order dismissing four of the claims pleaded against him. Briefing on the motion is scheduled to be completed in October 2005. The parties currently are engaged in discovery, which is expected to continue into early 2006.

The Webb Report stated that the total amount of excessive compensation and benefits actually received by Mr. Grasso was in a range of approximately $113 million to $125 million (including both deferred and non-deferred compensation and benefits paid to Mr. Grasso). The specific amounts of compensation and benefits that should be repaid by Mr. Grasso will be the subject of expert testimony during the expert discovery phase of the litigation. If the New York Attorney General’s Office prevails on all of its claims, the court will order Mr. Grasso to return to the NYSE portions of his compensation and benefits determined at trial to be unreasonable and declare that the alleged obligation of the NYSE to make further payments is void. The outcome of the New York Attorney General’s Office’s suit cannot reasonably be determined at this time.

SEC Administrative Proceedings

On April 12, 2005, the SEC instituted and simultaneously settled an administrative proceeding against the NYSE. The SEC action related to detection and prevention of activities of specialists who engaged in unlawful proprietary trading on the floor of the NYSE. The SEC found that the NYSE had violated Section 19(g) of the Exchange Act by failing to enforce compliance with the federal securities laws and NYSE rules that prohibit specialists from “interpositioning” and “trading ahead” of customer orders. In settling the action, the NYSE consented, without admitting or denying the findings, to entry of an administrative order imposing a censure and requiring the NYSE to cease and desist from future violations of Section 19(g) and to adopt various remedial measures, including retention of a third-party regulatory auditor, creation of a $20 million reserve fund in connection therewith, development of policies and procedures to enhance its regulation of floor members, implementation of a pilot program for an on-floor video and audio surveillance system, development of systems and procedures to track the identity of specialists and clerks trading on the NYSE trading floor, and enhancements to its trading systems reasonably designed to prevent specialists from trading ahead of customer orders and interpositioning. In its press release announcing its settlement with the NYSE, the SEC noted that “its investigation of individual misconduct as it relates to NYSE’s failure to police specialists is continuing.” (Press Release 2005-53 dated April 12, 2005). The ultimate outcome of this investigation cannot reasonably be determined at this time. As part of its settlement, the NYSE agreed to cooperate with the SEC in all continuing investigations, litigations or other proceedings concerning the matters described in the administrative order.

Legal Proceedings Relating to the Mergers

The NYSE is also a party to litigation relating to the proposed mergers. For a description of this litigation, see “The Mergers—Legal Proceedings Relating to the Mergers.”

Other

The NYSE is defending and involved in a number of other legal proceedings, the ultimate outcome of which cannot reasonably be determined at this time. The NYSE believes that the aggregate of all possible losses from all these other legal proceedings will not have a material adverse effect on the consolidated financial condition or results of operations of the NYSE.

Officers and Directors

Directors. The NYSE board of directors currently consists of the following 9 directors:

Marshall N. Carter (Chairman)

John A. Thain (Chief Executive Officer)

Ellyn L. Brown

Shirley Ann Jackson

James S. McDonald

Alice M. Rivlin

Robert B. Shapiro

Karl M. von der Heyden

Edgar S. Woolard, Jr.

The age and certain selected biographical information about these directors is set forth under “Management of NYSE Group After the Mergers.”

NYSE directors serve one-year terms, and each NYSE director, except for the chief executive officer, must meet the NYSE’s independence policy for its directors. Under this independence policy, directors must be independent from NYSE-listed companies, NYSE members, member organizations and certain other broker/dealers. Among other things, no director currently may be, or within the past three years may have been, a member of the NYSE or employed by a member organization. In addition, no director may currently be an executive officer of a listed company. In making this determination, the board considers the special responsibilities of a director in light of the status of the NYSE as a not-for-profit corporation, and as a SRO and national securities exchange subject to the supervision of the SEC.

NYSE directors (with the exception of the chief executive officer) also must be independent from NYSE management in a manner comparable to the requirements of the NYSE governance standards for listed companies. Among other things, no NYSE director (with the exception of the chief executive officer) currently may be, or within the past three years may have been, an employee of the NYSE, and directors must have no other material relationship with the NYSE.

After the mergers, NYSE Group plans to adopt the independence requirements of the NYSE for the NYSE Group board of directors.

Officers. The following are the senior officers of the NYSE:

Name	Position
John A. Thain	Chief Executive Officer
Richard A. Ketchum	Chief Regulatory Officer
Robert G. Britz	President and Co-Chief Operating Officer
Catherine R. Kinney	President and Co-Chief Operating Officer
Richard P. Bernard	Executive Vice President and General Counsel
Dale B. Bernstein	Senior Vice President of Human Resources and Corporate Services
Amy S. Butte	Chief Financial Officer and Executive Vice President
Margaret Tutwiler	Executive Vice President of Communications and Governmental Relations

The age and certain selected biographical information about these officers is set forth under “Management of NYSE Group After the Mergers.”

Director Compensation and Indemnification

Upon written request, NYSE directors (other than the chairman of the board and the chief executive officer) are entitled to an annual fee of $75,000. NYSE directors are also reimbursed for their out-of-pocket travel expenses.

The NYSE constitution provides indemnification to NYSE directors and others against liability arising from their service to the full extent permitted by law. To insure this exposure, the NYSE has obtained a directors and officers’ liability insurance policy.

Executive Compensation

The following table sets forth information regarding the compensation earned during the last three fiscal years by the chief executive officer of the NYSE and the four most highly compensated executive officers (other than the chief executive officer) serving at the end of the last completed fiscal year:

Summary Compensation Table

	Year	Annual Compensation				All Other Compensation
Name and Title		Salary		Bonus(1)		Capital Accumulation Plan(2)		Other(3)
John A. Thain Chief Executive Officer	2004		$3,920,000		—		—		$120,000

Richard G. Ketchum(4) Chief Regulatory Officer	2004		$484,615		$600,000		—		$34,326

Robert G. Britz President and Co-Chief Operating Officer	2004 2003 2002	$ $ $	750,000 750,000 749,423	$ $ $	1,200,000 525,000 1,966,667	$ $	— 262,500 983,334	$ $ $	81,557 78,395 72,591

Catherine R. Kinney President and Co-Chief Operating Officer	2004 2003 2002	$ $ $	750,000 750,000 749,423	$ $ $	1,200,000 525,000 1,966,667	$ $	— 262,500 983,334	$ $ $	81,371 69,726 63,922

Richard P. Bernard Executive Vice President and General Counsel	2004 2003 2002	$ $ $	525,000 525,000 528,846	$ $ $	625,000 525,000 625,000	$ $	— 131,250 156,250	$ $ $	47,202 47,013 47,274

(1)	Amounts awarded as bonus are included in this column.

(2)	Effective January 1, 2004, the Capital Accumulation Plan was frozen. No further credits to the Capital Accumulation Plan have been made for services performed after December 31, 2003. Prior awards continue to vest according to the vesting schedules. The award is treated as a book entry earning 4.27%/year (the interest rate of the 10-year U.S. treasury note in effect on the last business day of the prior calendar year) until it is vested. Vesting is based solely on the age of the participant and continued employment. Once vested, the awards are transferred to a Rabbi Trust, where the rate of return is based on the individual participant’s selection of investment vehicles. Participants may currently choose from nine mutual funds as investment vehicles. Participants may elect to receive their vested account balances in a lump sum distribution or annual installments following termination of employment. The current vesting schedule is as follows:

Age	% Vested
<55	0
55	10
56	20
57	30
58	50
59	70
60	100

The vesting schedule for amounts credited through the year 2000 provided similar percentage vesting but over an age range from 50 to 55 years of age.

(3)	Includes (a) NYSE company match to the executive’s Employee Savings Plan account and Supplemental Executive Savings Plan account, and (b) taxable term life insurance premiums. The NYSE permitted all employees with five weeks of vacation (those with 18 or more years of service) to “cash in” up to five vacation days per year. The NYSE also permitted all employees to similarly “cash in” up to six sick days per year. These amounts, if any, for the named executives are also included in this column. Effective January 1, 2005, the ability to “cash in” vacation and sick days was terminated. The NYSE eliminated reimbursement for initiation fees and annual dues for country clubs and other entertainment venues (other than for luncheon clubs) and for financial planning benefits, effective July 2004.

As of December 31, 2004, the years of service for each named executive are as follows: Mr. Thain, 1 year; Mr. Ketchum, 0.75 year; Mr. Britz, 32 years; Ms. Kinney, 30 years; and Mr. Bernard, 9 years.

(4)	Mr. Ketchum’s base salary was increased to $750,000, effective January 2005.

In 2004, senior vice presidents and above other than the named executives (22 individuals) received in the aggregate a base salary of approximately $7,576,700 and a bonus of approximately $5,079,000. All other officers (31 individuals) received in the aggregate a base salary of approximately $6,364,000 and a bonus of approximately $3,088,000 in 2004.

Retirement Benefit Plans

The Retirement Plan

The NYSE sponsors the Retirement Plan for Eligible Employees of the NYSE (the “Retirement Plan”). The Retirement Plan is a funded, tax-qualified, noncontributory defined-benefit pension plan that covers NYSE employees generally, including the named executives other than Mr. Thain. The NYSE pays the entire cost of plan benefits. For employees hired before June 30, 2002, benefits under the Retirement Plan are based on a set percentage of the participant’s annual base salary during each year of employment, subject to certain alternative calculations to mirror a final average compensation plan. Since 1989, that percentage has been 2.35%. Employees that were employed by the NYSE on or before February 17, 1998 receive an additional benefit equal to $100 for each year of service before January 1, 1981. For employees hired after June 30, 2002, benefits are calculated as follows: (1) 1.25% of final average compensation (i.e., average annual compensation during an employee’s best five years) (“FAC”) up to the average Social Security Wage Base ($46,200 in 2005), plus (2) 1.45% of final average compensation (i.e., average annual compensation during an employee’s best five years) in excess of the average Social Security Wage Base, times (3) an employee’s years of plan participation. The amount of annual compensation that may be considered in calculating benefits under the Retirement Plan is limited by law. In 2005, the limit was $210,000.

Normal retirement age under the plan is age 65. However, employees can retire and receive a reduced benefit at any time after they reach age 55. Employees become vested in their benefits upon completion of five years of service with the NYSE.

The estimated annual benefits payable from the Retirement Plan in the form of a life annuity commencing at normal retirement age (age 65) for the named executive officers hired prior to July 1, 2002 are as follows: $141,000 for Mr. Britz, $164,000 for Ms. Kinney and $91,000 for Mr. Bernard. These amounts assume future salary is equal to the amounts earned in 2004.

The following table illustrates estimated annual benefits that would be payable to Mr. Ketchum at normal retirement age (65):

Average Final Compensation(1)	Years of Service(2)(3)
	10	15
$ 200,000	$28,100	$42,100
400,000	29,500	44,300
600,000	29,500	44,300
800,000	29,500	44,300
1,000,000	29,500	44,300
1,200,000	29,500	44,300
1,400,000	29,500	44,300
1,600,000	29,500	44,300
1,800,000	29,500	44,300
2,000,000	29,500	44,300

(1)	Compensation for purposes of determining Average Final Compensation are the amounts shown as Salary on the Summary Compensation Table, as limited by the annual compensation limit applicable to qualified retirement programs.

(2)	As of December 31, 2004, the years of service for Mr. Ketchum are 0.75 year.

(3)	The amounts shown in the above table are computed on a straight-life annuity basis and assume that the average Social Security Wage Base remains at the 2005 level of $46,200. Furthermore, the annual compensation limit applicable to qualified retirement programs was assumed to remain at the 2005 level of $210,000.

In lieu of the retirement plan benefits described above, Mr. Thain has a special employee agreement. The benefits provided under this employee agreement to Mr. Thain are described later in this document. See “Information About the NYSE—Agreements for Named Executives.”

Effective March 31, 2006, the Retirement Plan will be frozen. Accrued benefits will continue to vest and will be paid according to the existing plan terms. No additional compensation or service credit will be awarded after March 31, 2006. Effective April 1, 2006, a new defined contribution plan will be introduced. Employee accounts will be credited with an average annual contribution of 4.5% of base salary. The contributions will vest after five years of service. Recognized service prior to April 1, 2006 will count toward the vesting requirement.

The Supplemental Executive Retirement Plan

The NYSE maintains a Supplemental Executive Retirement Plan (“SERP”) for its employees who earn salary above a threshold ($178,205 in 2005) to supplement benefits under the Retirement Plan. The SERP provides a base benefit to participants who have completed 10 years of NYSE service or are employed by the NYSE until age 55 with at least 36 months of SERP participation. In general, the benefit is based upon years of service and the participant’s annual average of the highest 60 consecutive months of salary (plus, for senior officers, two-thirds of the bonus, not to exceed annual salary). Vested benefits do not become payable until the later of age 55 or the date of retirement. Generally, the benefit under the SERP is offset by benefits paid under the Retirement Plan and Social Security benefits, and is further reduced if benefit payments commence prior to age 60. Participants may elect to receive their account balances in a lump sum distribution for those employees who were 55 or older as of December 31, 2004, specified annuities or annual installments following termination of employment. If the participant elects an installment payout, the account is credited with earnings based on a measurement alternative selected by the participant from among a choice of funds. Forms of distribution are currently under review for compliance with section 409A.

In reducing the SERP benefits provided to Mr. Britz and Ms. Kinney, the NYSE board of directors established, as a minimum benefit payable from the SERP, a life annuity at age 55 equal to $1,000,000 per year grading up to $1,250,00 per year at age 60. In addition, if Mr. Britz or Ms. Kinney terminates employment prior to age 55, he or she is vested in $950,000 (in the case of Mr. Britz) and $900,000 (in the case of Ms. Kinney) per year payable as a life annuity commencing at age 55. These amounts are offset by Social Security benefits beginning at age 62.

The following table illustrates estimated annual benefits that would be payable to a participant who retired at age 65:

Average Final Compensation(1)	Years of Service(2)(3)
	10	15	20	25	30
$ 200,000	$ 50,000	$ 70,000	$ 90,000	$ 105,000	$ 120,000
400,000	100,000	140,000	180,000	210,000	240,000
600,000	150,000	210,000	270,000	315,000	360,000
800,000	200,000	280,000	360,000	420,000	480,000
1,000,000	250,000	350,000	450,000	525,000	600,000
1,200,000	300,000	420,000	540,000	630,000	720,000
1,400,000	350,000	490,000	630,000	735,000	840,000
1,600,000	400,000	560,000	720,000	840,000	960,000
1,800,000	450,000	630,000	810,000	945,000	1,080,000
2,000,000	500,000	700,000	900,000	1,050,000	1,200,000

(1)	Compensation for purposes of determining Average Final Compensation are the amounts shown as Salary (plus, for senior officers, two-thirds of the Bonus not to exceed annual Salary) on the Summary Compensation Table.

(2)	As of December 31, 2004, the years of service for each named executive are as follows: Mr. Thain, 1 year; Mr. Ketchum, 0.75 year; Mr. Britz, 32 years; Ms. Kinney, 30 years; and Mr. Bernard, 9 years.

(3)	The amounts shown in the above table are computed on a straight-life annuity basis and are subject to a deduction for the amounts payable from the Retirement Plan and Social Security benefits.

The following is an estimate of the benefits payable from the Retirement Plan and SERP for the named executives. The estimates are based on the following assumptions:

•	Retirement occurs at either age 55 or age 65.

•	Final average compensation assumes future salary and bonus awards are equal to the amounts earned in 2004, except for Mr. Ketchum. His “age 65” estimate is based on an average salary of $750,000. (Mr. Ketchum’s base salary was increased to $750,000, effective January 2005.) His “age 65” estimate uses the salary amount ($750,000) as a bonus placeholder.

•	Discount rate is 5.75% (rate for pension accounting at year-end 2004).

	Age 55		Age 65
Name	Estimated Annual Retirement Plan Life Annuity ($)	Estimated SERP 10 Year Annual Payment ($)	Estimated Annual Retirement Plan Life Annuity ($)	Estimated SERP 10 Year Annual Payment ($)
J. Thain(1)	-0-	-0-	-0-	-0-
R. Ketchum	3,000	-0-	32,000	421,000
R. Britz	83,000	1,695,000	141,000	1,727,000
C. Kinney	99,000	1,695,000	164,000	1,727,000
R. Bernard	38,000	295,000	91,000	419,000

(1)	In lieu of the pension benefits described above, Mr. Thain has a separate letter agreement. The benefits provided under this letter agreement to Mr. Thain are described later in this document. See “Information About the NYSE—Agreements for Named Executives.”

Effective March 31, 2006, the SERP will be frozen. Accrued benefits will continue to vest and will be paid according to the existing plan terms. No additional compensation or service credit will be awarded after March 31, 2006.

Savings Plans

The Employee Savings Plans

The NYSE sponsors two tax-qualified defined contribution plans, which are substantially similar (the “Savings Plans”). The New York Stock Exchange and Subsidiary Companies Employee Savings Plan covers salaried employees, and the New York Stock Exchange and Subsidiary Companies Operations Level Employee Savings Plan covers employees who are subject to a collective bargaining agreement.

Under the Savings Plans, which are tax-qualified retirement savings plans (401(k) plans), participating employees may contribute up to 25% of their base salaries into their Savings Plan accounts, on a pre-tax or after-tax basis, or both, subject to limitations under the Internal Revenue Code on the annual amount of contributions that participants may make and the amount of annual compensation that may be taken into account in computing benefits under the Savings Plan. The NYSE matches the first 6% of base salaries that employees contribute to the plan. Participants are immediately vested in all contributions and all earnings or loss on those contributions.

Effective January 1, 2006, matching contributions for new employees will vest at the rate of 20% per year for the first five years of recognized service.

The Supplemental Executive Savings Plan

The NYSE maintains a Supplemental Executive Savings Plan (“SESP”) to provide deferred compensation opportunities to employees who earn compensation over the limit set by the Internal Revenue Code, including the named executives, to supplement benefits under the Savings Plan that are subject to limitations under the Internal Revenue Code, as well as to permit additional deferrals.

Generally, employees are eligible to participate in the SESP if their base salary exceeds the Internal Revenue Service limit on annual contributions to a qualified savings plan ($42,000 in 2005) divided by 0.31. A participant’s account is also credited with earnings based on a measurement alternative selected by the participant from among specified alternatives. Participants may elect to receive their account balances in a lump sum distribution or annual installments following termination of employment. If the participant elects an installment payout, the account is credited with earnings based on a measurement alternative selected by the participant from among a choice of funds. Forms of distribution are currently under review for compliance with section 409A.

The SESP is divided into three different plans: SESP A, SESP B, and SESP C. Participation in one, two, or all three of these plans depends on how much the employees earn and how much they contribute to the SESP.

SESP A. This plan is intended to be an excess plan, which allows employees to defer a percentage of base salary up to $210,000 (in 2005) which cannot be contributed to the qualified savings plan because of the $42,000 Internal Revenue Service contribution limit.

SESP B. Employees are eligible to contribute to SESP B if their annual salary exceeds $210,000 (in 2005). This plan is also intended to be an excess plan, and it generally allows employees to defer up to 25% of base salary over $210,000 on a before-tax basis. The NYSE matches the first 6% of base salary that employees contribute to the plan.

SESP C. Employees are eligible to contribute to SESP C if their annual salary exceeds $210,000 (in 2005). This plan allows employees to contribute more than 25% of their base salary on a before-tax basis.

Participants are always 100% vested in their pre-tax contributions, matching contributions by the NYSE and any earnings or losses thereon.

Effective January 1, 2006, matching contributions for new employees will vest at the rate of 20% per year for the first five years of recognized service.

The NYSE also maintains plans permitting senior vice presidents and above to defer amounts otherwise paid to them as bonus. There is no NYSE match under these other plans.

The Capital Accumulation Plan

The NYSE sponsored a Capital Accumulation Plan (“CAP”) for designated senior executives through the end of 2003. Effective January 1, 2004, the Capital Accumulation Plan was frozen, and no further credits have been made for services performed after December 31, 2003. Existing awards will continue to vest in accordance with the plan, and will be distributed upon termination of employment. The plan provided supplemental retirement benefits to a select group of management and highly compensated employees of the NYSE who were designated as eligible to participate in the plan by the human resources & compensation committee of the NYSE board of directors. The plan is “unfunded” and is not intended to qualify under Section 401(a) of the Internal Revenue Code.

Historically under the CAP, each year, participating executives were credited with an amount based upon a percentage of their Annual Bonus Plan award. These awards vest, for each executive, between the ages of 55 and 60, and are transferred into a Rabbi Trust as they vest. Unvested CAP amounts earn interest based upon the 10-year Treasury Bond rate as of December 31st of the prior year. Participants may elect to receive their vested account balances in a lump sum distribution or annual installments following termination of employment. If the participant elects an installment payout, the account is credited with earnings based on a measurement alternative selected by the participant from among a choice of funds. Forms of distribution are currently under review for compliance with section 409A. The total amount of the awards in 2003 was $1.1 million. Included in accrued employee benefits at December 31, 2004 and 2003 is $14.6 million and $14.0 million, respectively, related to this plan. Awards are included as compensation expense in the year awarded and any related interest is included in compensation expense in the year earned.

Long-Term Incentive Deferral Plan

The NYSE sponsored a Long-Term Incentive Deferral Plan for designated senior executives through the end of fiscal year 2000. The plan permitted eligible executives to defer receipt of their long-term performance awards. Effective May 1, 2001, the Long-Term Incentive Deferral Plan has been frozen. A few executives have deferred balances under this plan that will be paid upon their termination or retirement. Participants may elect to receive their vested account balances in a lump sum distribution or annual installments following termination of employment. If the participant elects an installment payout, the account is credited with earnings based on a measurement alternative selected by the participant from among a choice of funds. Forms of distribution are currently under review for compliance with section 409A.

ICP Award Deferral Plan

The ICP Award Deferral Plan permits senior officers of the NYSE to defer receipt of their bonuses under the Annual Bonus Plan. Participants may elect to receive their vested account balances in a lump sum distribution or annual installments following termination of employment. If the participant elects an installment payout, the account is credited with earnings based on a measurement alternative selected by the participant from among a choice of funds. Forms of distribution are currently under review for compliance with section 409A.

All employees of the NYSE (other than those covered by a collective bargaining agreement or those who are non-expatriate foreign employees) are eligible to participate in the Severance Pay Plan after completing at least 12 months of service at the NYSE, except that managerial/professional employees are eligible for severance without regard to the 12-month service requirement. The Severance Pay Plan provides for basic and enhanced severance benefits upon certain terminations of employment. Basic severance benefits are equal to two weeks of an employee’s base salary, less any other severance payments the employee receives from the NYSE. Managerial/professional employees are eligible for enhanced severance benefits. Enhanced severance is generally calculated at two weeks of base pay per year of service up to a maximum of 39 weeks, less any other severance the employee receives from the NYSE.

All severance benefits are paid in equal installments in accordance with the NYSE’s regular payroll practices. Payment of enhanced severance benefits is conditioned upon the employee’s execution of a release of claims in favor of the NYSE and its related entities.

The Annual Bonus Plan

All employees of the NYSE other than Mr. Thain are eligible to participate in the NYSE’s Annual Bonus Plan. Employees hired between January and November in any fiscal year are eligible to participate in the Annual Bonus Plan in their year of hire. Employees hired in December are eligible to participate in the Annual Bonus Plan in the following year. Awards are completely discretionary, and are paid in cash. The bonus, if any, is paid in January of the following year.

Executive Medical Spending Plan

Senior Executives (at the Senior Vice President level or above) may be reimbursed, in total, up to $3,000 each calendar year for medical, vision, or dental expenses not covered by the NYSE’s standard plans.

Effective January 1, 2006, this plan has been terminated.

Agreements for Named Executives

Pursuant to letter agreements with the NYSE, Mr. Thain serves as the chief executive officer of the NYSE and a member of the NYSE board of directors at an annual base salary of $4,120,000. Under these letter agreements, Mr. Thain irrevocably waived his right to participate in any employee benefit plans, programs or arrangements of the NYSE, other than participation in the medical, dental, vision and short-term disability benefit plan portions of the NYSE’s welfare benefit plan and the executive medical spending program. Mr. Thain is not eligible for an incentive award and does not participate in Capital Accumulation Plan, SERP, SESP, the Savings Plan or the Retirement Plan. In addition, Mr. Thain has agreed to defer $120,000 of his annual base pay each year, and the NYSE has agreed to credit Mr. Thain with a deemed matching contribution equal to $120,000 per year, all to be invested in the vehicles delineated under SESP. This money may be withdrawn only after Mr. Thain reaches age 60.

Mr. Thain disclosed his then existing equity securities holdings to the NYSE in the letter agreements. Consistent with his responsibilities under the NYSE Officers’ and Employees’ Statement of Business Conduct and Ethics, the letter agreements reiterate his obligation to recuse himself from matters pertaining to his former employer, The Goldman Sachs Group, Inc. The NYSE employee ethics statement precludes employees from owning equity securities of member organizations and requires new employees to divest any of these securities within six months of employment. At the time that he accepted the position of chief executive officer, Mr. Thain had significant holdings of Goldman Sachs equity securities. The NYSE board of directors determined to waive the divestiture requirement and, instead, to require Mr. Thain to place the securities in a blind trust.

No other employee has an agreement with the NYSE. The minimum SERP benefits established for Mr. Britz and Ms. Kinney described above are documented in letters.

Compensation Committee Interlocks and Insider Participation

The following individuals served as a member of the human resources & compensation committee of the NYSE board of directors during the fiscal year ended December 31, 2004:

Edgar S. Woolard, Jr. (Chairman)

Shirley Ann Jackson

Robert B. Shapiro

Dennis Weatherstone (a former NYSE director)

None of these individuals was, during the fiscal year, an officer or employee of the NYSE or any of its subsidiaries.

SELECTED HISTORICAL FINANCIAL DATA OF THE NYSE

The following selected consolidated financial data of the NYSE has been derived from the historical consolidated financial statements and related notes for the years ended December 31, 2000 through December 31, 2004 and the unaudited condensed consolidated financial statements and related notes of the NYSE for the six months ended June 30, 2005 and June 30, 2004. The information presented here is only a summary, and it should be read together with the NYSE’s historical financial statements set forth on pages FIN-1 to FIN-40 of this document. The information set forth below is not necessarily indicative of the NYSE’s results of future operations and should be read in conjunction with “NYSE Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004 Restated	2004 Restated	2003 Restated	2002 Restated	2001 Restated	2000 Restated
	(dollars in millions, except per membership figures)
Revenues from:
Operations(1)	$519.3	$522.6	$1,043.7	$1,059.9	$1,031.8	$1,037.2	$977.1
Investment and other income	45.6	20.3	41.2	40.4	47.6	76.9	68.8

	564.9	542.9	1,084.9	1,100.3	1,079.4	1,114.1	1,045.9
Expenses	499.3	514.8	1,037.9	993.3	1,021.8	1,048.5	905.3

Income before taxes and minority interest	65.6	28.1	47.0	107.0	57.6	65.6	140.6
Provision for income taxes	26.2	9.1	15.8	45.2	18.7	22.7	51.6
Minority interest	0.4	0.8	1.0	1.3	2.3	3.3	4.9

Net income	$39.0	$18.2	$30.2	$60.5	$36.6	$39.6	$84.1

Total assets	$2,261.5	$2,165.1	$1,982.3	$2,009.2	$1,999.8	$1,973.6	$1,633.1

Current assets	1,522.4	1,459.6	1,244.6	1,267.6	1,204.2	1,208.5	1,131.3
Current liabilities	733.1	664.8	486.9	513.2	434.2	481.8	450.8

Working capital	789.3	794.8	757.7	754.4	770.0	726.7	680.5
Long-term obligations(2)	692.1	721.3	694.7	736.2	877.8	823.9	729.0
Equity of members	806.0	755.0	767.0	736.9	676.4	639.8	602.9

(1)	Revenues, less Section 31 fees. The NYSE considers revenues, less Section 31 fees, to be a useful measure of results of operations because the NYSE pays Section 31 fees to the SEC and receives activity assessment fees from its member organizations clearing or settling trades. The activity assessment fees are designed so that they are equal to the Section 31 fees. As a result, neither the size of activity assessment fees nor the size of the Section 31 fees has an impact on the NYSE’s net income.

(2)	Liabilities due after one year, including accrued employee benefits.

Restatement of Financial Statements

The NYSE restated its historical financial statements and related notes to correct certain accounting policies in order to conform to U.S. generally accepted accounting principles and recent SEC Staff Accounting Bulletins, as well as to provide NYSE members with financial data based on consistent accounting policies between the NYSE and Archipelago and to expand the transparency of its financial reporting. Specifically, the NYSE has restated its financial statements as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002 and for the six months ended June 30, 2004 to correct its revenue recognition for listing fees, accounting for the costs of software developed for internal use and accounting for leases. While each of these restatements has had an impact on the NYSE’s financial statements, these restatements have had no cash impact.

Subsequent to issuance of the NYSE’s financial statements for the year ended December 31, 2004, and the six months ended June 30, 2004, the NYSE corrected its method of revenue recognition to conform with U.S. generally accepted accounting principles and with SEC Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements” (“SAB 101”). Revenues from original fees, which consist of revenue from original listings and revenue from subsequent listings of shares related to mergers and acquisitions, stock splits and other corporate actions, were previously recognized in full in the month in which the transaction occurred. In accordance with SAB 101, the NYSE restated its financial statements in order to recognize revenue related to original fees on a straight-line basis over an estimated service period of 10 years.

The effects of the restatement relating to revenue recognition are:

•	an increase in total liabilities of $421.5 million and $430.4 million for deferred revenue, as of December 31, 2004 and 2003, respectively, and an increase in total liabilities of $428.6 million for deferred revenue, as of June 30, 2004;

•	a decrease in members’ equity of $231.8 million and $236.7 million as of December 31, 2004 and 2003, respectively, and a decrease in members’ equity of $235.7 million as of June 30, 2004; and

•	an increase of net income by $4.9 million, $14.4 million and $7.5 million for the years ended December 31, 2004, 2003 and 2002, respectively and an increase of net income of $1.0 million for the six months ended June 30, 2004;

in each case, as compared to the amounts for these line items set forth in the financial statements in the NYSE’s annual report for the fiscal year ended December 31, 2004 and 2003, and the financial statements for the six months ended June 30, 2004.

Historically, the NYSE expensed all costs related to the development of software in the period incurred. The NYSE corrected its financial statements to conform with AICPA Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1) to account for internally developed software, including certain costs incurred with developing software for internal use. This required the NYSE to capitalize the costs associated with the design, coding, installation and testing activities for developed software. These costs are amortized on a straight-line basis over the estimated useful life of three years.

The effects of the restatement relating to capitalizing software are:

•	an increase in total assets of $31.6 million and $29.2 million, at December 31, 2004 and 2003, respectively, and an increase in total assets of $30.4 million at June 30, 2004;

•	an increase in members’ equity of $17.4 million and $16.0 million, at December 31, 2004 and 2003, respectively, and an increase in members’ equity of $16.7 million at June 30, 2004; and

•	an increase in net income of $1.4 million for the year ended December 31, 2004, a decrease in net income of $2.6 million for the year ended December 31, 2003, and an increase in net income of $2.4 million for the year ended December 31, 2002 and an increase in net income of $0.7 million for the six months ended June 30, 2004;

in each case, as compared to the amounts for these line items set forth in the financial statements in the NYSE’s annual report for the fiscal year ended December 31, 2004 and 2003, and the financial statements for the six months ended June 30, 2004.

After considering the open letter to the American Institute of Certified Public Accountants from the Chief Accountant of the SEC dated February 7, 2005, the NYSE undertook a review of its lease accounting policies and has corrected its method of accounting for certain property leases. The NYSE is required to record expenses related to these leases on a straight-line basis over the lease term, rather than as paid. This correction resulted in:

•	a decrease in members’ equity of $4.3 million and $3.5 million as of December 31, 2004 and 2003, respectively, and a decrease in members’ equity of $3.9 million as of June 30, 2004; and

•	a decrease in net income of $0.7 million, $0.9 million and $1.4 million for the years ended December 31, 2004, 2003 and 2002, respectively, and a decrease in net income of $0.4 million for the six months ended June 30, 2004;

in each case as compared to the amounts for these line items set forth in the financial statements in the NYSE’s annual report for the fiscal year ended December 31, 2004 and 2003, and the NYSE’s financial statements for the six months ended June 30, 2004.

The NYSE’s financial statements have also been restated for 2003 and 2002 to reflect its ownership of shares of stock of a public company and the related unrealized gains on those securities that it had previously not recorded. The financial statements for 2003 were also restated to reduce other comprehensive income to reflect unrealized gains on investment that were not correctly recorded in other comprehensive income. The effect of this correction was an increase in total assets and members’ equity of $2.2 million as of December 31, 2003.

The overall impact on net income is an increase of $5.5 million, $10.8 million and $8.5 million for the years ended December 31, 2004, 2003 and 2002, respectively, and an increase of $1.3 million for the six months ended June 30, 2004, respectively, in each case, as compared to net income for these periods set forth in the financial statements in the NYSE’s annual report for the fiscal year ended December 31, 2004 and for financial statements for the six months ended June 30, 2004.

NYSE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion of the NYSE’s financial condition and results of operations should be read in conjunction with the consolidated financial statements of the NYSE and the notes thereto included in this document. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Forward-Looking Statements.”

Overview

The NYSE is the world’s largest cash equities market. It provides a reliable, orderly, liquid and efficient marketplace where investors meet to buy and sell listed companies’ common stock and other securities. For over 200 years, the NYSE has facilitated national and global capital formation by serving a wide spectrum of market participants, including individual and institutional investors, the trading community and listed companies. More than 2,770 entities are listed on the NYSE. As of June 30, 2005, these listed companies had a total global market capitalization of approximately $20 trillion. The NYSE’s listed-entity roster includes over 450 non-U.S. companies from approximately 50 countries, with a U.S.-publicly-held float of approximately $1 trillion and a total global market valuation of approximately $7 trillion. The NYSE’s average daily trading volume during the first six months of 2005 was 1.59 billion shares, worth over $50 billion.

The NYSE also owns two-thirds of the Securities Industry Automation Corporation (“SIAC”) and consolidates the results of SIAC. SIAC is an important industry resource that provides critical automation and communications services to the NYSE, the American Stock Exchange and other organizations to support order processing, trading and the reporting of market information, among other functions. SIAC also provides system support for certain national market system functions and for important regulatory and administrative activities. SIAC also operates and manages the Secure Financial Transaction Infrastructure (“SFTI”) network, which provides resilient communications within the financial services industry.

The NYSE also plays a critical role in the U.S. securities industry as a self-regulatory organization (or “SRO”). The NYSE surveils and examines members and member organizations for, and enforces compliance with, federal securities laws and the NYSE’s rules. In addition, the NYSE oversees compliance by listed companies with the NYSE’s financial and corporate governance listing standards.

Business Environment

In recent years, the business environment in which the NYSE operates has been characterized by challenging business and economic conditions. Ongoing regulatory developments, increasing scrutiny of execution costs, unbundling of financial services and enhancements in trading and trade processing technology have created an unprecedented level of competition in the provision of trade execution and related services. In addition, changes in market-related legislation, a difficult overall economic environment and depressed investor confidence have affected the capital raising process in the U.S. and abroad.

These conditions have affected the NYSE’s business and the components of its results of operations, and are likely to affect the NYSE’s results to varying degrees in the future. In particular, these business, economic, regulatory and competitive conditions affect:

•	overall volume traded in securities listed on the NYSE;

•	the prices that the NYSE can charge its members for trade execution and other trade-related services that the NYSE provides on its trading floor;

•	the NYSE’s share of total volume and total transactions executed in the securities that it lists;

•	domestic and international companies’ decisions to raise capital through an issuance of shares on the NYSE; and

•	whether companies that are listed on another market will transfer their listing to the NYSE or whether listed companies will leave.

The securities industry also has experienced a number of global, technological and regulatory developments. There has been substantial consolidation of industry participants, resulting in stronger competitors able to offer multiple products and services. In addition, following the development of new products and the convergence of different classes of securities, investors have increased their demands for these products, particularly for multi-class execution products.

Increased Global Competition

One of the challenges that the NYSE has faced is the increased global competition. There is now greater mobility of capital, greater international participation in local markets and greater competition among markets in different geographical areas. The emergence of global capital markets, combined with the emergence of electronic communications networks and other trading networks, has posed a significant challenge to the NYSE and other national exchanges. Financial institutions, investment firms and other financial intermediaries have increased their trading across national boundaries, in numerous different markets, outside traditional exchanges and even directly among themselves. As a result of these developments, the nationalistic characteristics of stock exchanges have been gradually fading, and stock exchanges like the NYSE have been required to compete globally to remain competitive and deliver value to their customers.

The NYSE’s competitors have also become more competitive through demutualizations and consolidation. In response to growing competition, many marketplaces in both Europe and the United States (such as the London Stock Exchange plc and Nasdaq) have demutualized to free themselves from the constraints of their membership structures and to provide greater flexibility for future growth. In recent years, the number of new market entrants, the need to respond to the globalization of capital markets, and the desire to provide global, cross-border services to clients has also led to a wave of consolidation, both in the United States and abroad.

The increased global competition has affected, and will continue to affect, the volume of securities traded on the NYSE, the decision of companies to list on the NYSE and the prices that the NYSE can charge for trade execution, listing and other services.

Greater Emphasis on Faster and More Cost-Efficient Trade Executions

The NYSE has also experienced greater demand from its customers for faster and more cost-efficient trade execution. The NYSE believes that customers and other constituents have benefited historically from the liquidity and low volatility provided by the NYSE’s agency auction trading model. Some customers, however, have stated that they would like the NYSE to offer greater speed and choice in order execution. Certain buy-side institutional investors in particular want the capability to trade electronically—instantaneously and anonymously.

The NYSE’s current electronic trading platform, NYSE Direct+®, provides order execution at sub-second speed. Average daily volume executed through NYSE Direct+® has grown and, in July 2005, represented approximately 11% of the NYSE’s total share volume. The demand of the NYSE’s customers and their clients for faster trade executions at lower all-in costs has driven the development of the NYSE Hybrid MarketSM, which, if approved by the SEC, will further integrate electronic trading with the NYSE’s floor-based agency auction system. The NYSE believes that, once implemented, the NYSE Hybrid MarketSM will enhance the NYSE’s ability to meet the diverse and changing needs of its customers and will better position the NYSE to compete with its competitors both in the U.S. and abroad.

The demand for more cost-efficient trade executions has also prompted a strategic review of the NYSE’s various revenue streams and corresponding pricing structures, in order to better capture the value for the services rendered.

Demand for Greater Transparency and Stronger Corporate Governance

Both regulators and the investing public have demanded greater transparency and stronger corporate governance from securities exchanges and participants in the securities industry. To maintain a high level of integrity in the eyes of investors, listed companies, regulators, the industry and the public, the NYSE set out at the end of 2003 to restructure the governance and regulatory responsibilities of the NYSE.

The NYSE amended its constitution to require that all directors on the NYSE board of directors (other than the chief executive officer) be independent of the NYSE. Although it was important to establish an independent board of directors, the NYSE did not want to lose the expertise that investors, lessor members, listed companies, specialists, trading floor brokers, and member organizations bring to the NYSE. The NYSE therefore established an advisory board of executives that is separate from the board of directors and provides an important bridge to the NYSE’s constituencies while preserving the independence of the board of directors itself.

The NYSE also functionally separated its regulatory functions from its market operations. NYSE Regulation is independent and reports to the chief regulatory officer, who in turn reports directly to the board of directors through the board’s regulatory oversight committee. The NYSE continues to improve its financial control systems to enable more effective analysis of the NYSE’s revenues and expenses, with many systems implementations completed in 2004. The NYSE has created an internal structure that is more responsive to customers. It enhanced its transparency and the speed with which it operates, and will, in the future, report financial results with the same timeliness and completeness as NYSE-listed companies.

The NYSE believes that these changes have helped to maintain and enhance public confidence in the NYSE, and that they will continue to have a positive impact on the NYSE’s prospects going forward.

Growth in Trading Volume

Over the long term, the U.S. equities markets have experienced a steady growth in trading volumes, although growth has been interrupted, from time to time, by volume declines resulting from weak economic performance and related factors. For example, from 1995 to 2000, the major U.S. equity market indices experienced substantial growth, followed by a period of severe decline and significant volatility. The growth in equity volumes resulted from a number of factors, including strong economic conditions, technological innovations and greater market access. Technological innovations, including the increasing importance of electronic trading platforms and the resulting drop in transaction costs, further stimulated trading activity. New technology also allowed development of high-volume electronic trading strategies, which helped boost daily trading volumes. There has also been growth in derivatives markets.

This period of growth was followed by a period of severe decline and significant volatility in the prices of equity securities between 2000 and early 2003. The weak and uncertain economic climate, combined with corporate governance and accounting concerns, contributed to lower equity prices, decreased corporate activity, increased market volatility, and a generally more difficult business environment. Since early 2003, however, the daily shares volumes on the NYSE and Nasdaq have been increasing. The average NYSE daily volume increased 4.2% from 1.40 billion shares in 2003 to a record 1.46 billion shares in 2004. Prices also strengthened, so that, in 2003 and 2004, the U.S. equities market posted back-to-back yearly gains for the first time since 1999.

Regulatory Developments: Regulation NMS

The NYSE operates in a highly regulated industry. One of the most significant regulatory developments that has affected the NYSE and the way that it plans to operate in the future is Regulation NMS. Regulation NMS is a set of regulations adopted by the SEC in April 2005 that will govern certain aspects of trading on securities market centers, including the NYSE. Its provisions are scheduled to become effective at various points throughout 2005 and 2006. One of the principal features of Regulation NMS is the modernization of the “trade through” rule. Among other things, this rule requires market centers to establish and maintain procedures to prevent “trade throughs,” which is the execution of an order at a price inferior to the best bid or offer displayed by another market center at the time of execution. To qualify for protection, a bid or offer must be a quotation in an NMS stock (which is a security, other than an option, for which transaction reports are collected, processed and made available pursuant to an effective transaction reporting plan) that:

•	is displayed by an automated trading center;

•	is disseminated pursuant to an effective national market system plan; and

•	is an automated quotation that is the best bid or best offer of a national securities exchange, the best bid or best offer of Nasdaq, or the best bid or best offer of a national securities association other than the best bid or best offer of Nasdaq.

The “trade through” rule implemented by Regulation NMS could increase competition between markets.

Regulation NMS will also impose a cap of $0.003 per share on the access fees charged by market centers to members (or customers) and non-members based on executions against the best bid or best offer displayed through the consolidated quote system. As a result, the transaction fees that the NYSE may charge for execution against its best bid and offer will be capped, which would prevent future transaction fee increases above the cap and corresponding revenue increases.

Regulation NMS will also update the requirements for consolidating, distributing and displaying market information, as well as amending the joint industry plans for disseminating market information to modify the formulas for allocating plan revenues and broaden participation in plan governance. Under Regulation NMS, revenues will be allocated to market centers based on the value of the quotes and trades for all securities rather than the current system that is based simply on the number of trades (as it relates to NYSE-listed and American Stock Exchange-listed securities) or a combination of trades and shares (as it relates to Nasdaq-listed securities). Regulation NMS will give market centers and their members the ability to distribute their own data independently with or without charging fees.

Regulation NMS may therefore significantly alter the NYSE’s revenues and operations in the future. For a more detailed discussion of Regulation NMS, see “Regulation—Recent Regulatory Developments—Regulation NMS.”

Merger with Archipelago

On April 20, 2005, the NYSE entered into a merger agreement with Archipelago. Under the merger agreement, which was amended and restated as of July 20, 2005 and amended as of October 20, 2005 and as of November 2, 2005, the NYSE and Archipelago agreed to combine under a new holding company named NYSE Group, Inc. For a description of the merger agreement, see “The Merger Agreement.”

In the proposed mergers, each NYSE membership will be converted into the right to receive $300,000 and a number of shares of NYSE Group common stock so that the aggregate number of such shares of NYSE Group common stock (together with the shares of NYSE Group common stock issued or reserved for issuance to NYSE employees) equals 70% of the issued and outstanding shares of NYSE Group common stock upon completion of the merger, on a diluted basis as set forth in “The Mergers—General.” Instead of receiving this standard mix of consideration, NYSE members will have the opportunity to make a cash election to increase the cash portion (and decrease the stock portion) of their consideration, or make a stock election to increase the stock portion (and decrease the cash portion) of their consideration. These elections, however, are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Group common stock issued, in the mergers to the NYSE members, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all NYSE members received the standard mix of consideration.

Under the merger agreement, the NYSE has the right to issue or reserve for issuance to NYSE employees up to 3.5% of the total number of shares of NYSE Group common stock issued and outstanding upon completion of the mergers. Under this provision, the NYSE has decided to reserve for issuance to current NYSE employees 1,223,990 shares of NYSE Group common stock, which will represent approximately 0.78% of the issued and outstanding NYSE Group common stock upon completion of the mergers.

The NYSE expects that the merger will combine the strength of the NYSE’s auction market with Archipelago’s speed and innovation, and will create a strong and dynamic enterprise with diverse products that will be well positioned to compete in the industry and possess enhanced growth potential on a global scale. The consummation of the transaction is subject to the receipt of approval by the members of the NYSE and Archipelago stockholders as well as certain government approvals, including the SEC and the Antitrust Division of the Department of Justice. The NYSE anticipates that the merger with Archipelago will close in the first quarter of 2006.

Segment Reporting

Management operates under two reportable segments, NYSE Market and SIAC Services. The segments are managed and operated as two business units and organized based on services provided to customers. After completion of the merger with Archipelago, the NYSE will be a subsidiary of NYSE Group, which may operate and manage its businesses in a different manner and under different reportable segments.

NYSE Market includes fees derived from obtaining new listings and from existing listings on the NYSE, trade execution on the NYSE and distribution of market information to data subscribers. NYSE Market also includes membership fees, regulatory fees and investment and other income.

SIAC Services includes fees from the provision of communication and data processing operations and systems development functions to the NYSE and third-party customers.

Expenses for NYSE Market and SIAC Services are the direct expenses related to running those segments.

Operating Data

The NYSE’s revenues are affected by many factors, including the number of companies listed on the NYSE (both new and continuing), corporate actions by these companies (for example, stock splits and mergers), trading activity, demand for data processing, member organization activity, and demand for market information. The following table presents selected operating data for the periods presented. A description of how the NYSE calculates its trading volumes and other operating measures is set forth below.

NYSE Operating Data

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2005	2004	2004	2003	2002
Company Listings:
NYSE-Listed Companies(1)	2,780	2,742	2,780	2,742	2,768	2,750	2,783
No. of New Listings(2)	36	30	73	63	152	107	152
NYSE Share (%) of Domestic Qualified New Listings Proceeds (IPOs)(3)	94.3	100.0	95.2	98.9	90.0	83.0	94.0
NYSE Share (%) of International Qualified New Listings Proceeds (IPOs)(4)	100.0	100.0	100.0	91.8	96.6	100.0	100.0

Trading Activity: NYSE-Listed Common Stocks and Warrants(5)
Consolidated Average Daily Volume (millions of shares)(6)	1,918.7	1,759.0	1,951.5	1,847.6	1,774.6	1,691.9	1,691.9
% change from the same period in the prior year	9.1%	(2.1)%	5.6%	6.1%	4.9	—	18.2

NYSE-Listed Average Daily Volume (millions of shares)(6)	1,494.7	1,407.2	1,529.5	1,448.0	1,402.7	1,341.0	1,388.4
% change from the same period in the prior year	6.2%	(0.4)%	5.6%	4.3%	4.6	(3.4)	15.2

NYSE Share of Trading—Full Day (%)(7)	77.9%	80.0%	78.4%	78.4%	79.0	79.3	82.1
NYSE Share of Trading—Trading Hours (%)(8)	79.9%	82.3%	80.4%	80.5%	81.1	81.5	83.6

Trading Activity: Other(9)
NYSE ETF Average Daily Volume (millions of shares)(10)	5.1	8.3	5.1	8.4	8.5	10.5	12.2
Average Daily Volume in Crossing Sessions, Preferred Stocks and other issues(11)	64.7	46.0	59.1	41.2	41.7	38.5	37.3

Market Information:
Tape A Share of Trades (%)(12)	89.0	91.6	89.3	90.4	90.6	89.8	87.9
Professional Subscribers	423,447	406,256	423,447	406,256	411,343	402,152	439,199

Regulatory Fees:
Gross FOCUS Revenues ($ billions)(13)	47.0	36.2	84.8	69.9	145.4	145.7	163.5

Data Processing:
% SIAC Revenue from Non-NYSE Customers	40.8	44.4	41.3	44.5	45.1	46.5	44.9

(1)	Number of listed companies as of period end.

(2)	Includes initial public offerings and transfers from other markets.

(3)	Proceeds raised by NYSE-listed domestic IPOs/Total proceeds raised by qualified domestic IPOs.

(4)	Proceeds raised by NYSE-listed international IPOs/Total proceeds raised by qualified international IPOS. The initial capital-raising event in the United States involving a listing of a non-U.S. issuer is deemed an IPO for international purposes.

(5)	This trading activity includes only trades executed in NYSE-listed common stocks and warrants, as defined by the NYSE, and it excludes any trading activity in NYSE’s preferred stocks, rights, structured products (including NYSE-listed exchange-traded funds) and the NYSE’s four crossing sessions (which are periods during which trading takes place after the close of regular trading sessions).

(6)	Consolidated average daily volume includes the trading volume executed across all exchanges as reported to the consolidated tape between 4:00 am to 8:00 pm EST. NYSE-listed average daily volume includes the trading volume executed at the NYSE during the NYSE’s normal business hours of operation, or 9:30 am to 4:00 pm EST. Each of these figures is then divided by the appropriate number of trading days in the period.

(7)	In computing the NYSE’s full day share of trading, the numerator is the NYSE average daily volume executed during normal NYSE business hours (currently 9:30 am to 4:00 pm EST) and the denominator is the consolidated average daily volume executed full day or between 4:00 am to 8:00 pm EST.

(8)	The NYSE’s trading hours share of trading is calculated by taking the same NYSE numerator in (7) and dividing it by the amount of consolidated average daily volume executed during NYSE business hours.

(9)	This trading activity includes any volume executed at the NYSE that was not included in the NYSE’s previously calculated share of trading. It includes NYSE unlisted trading privilege trading in specific exchange-traded funds and in the NYSE’s crossing sessions, preferred stocks and other issues not previously included. (The unlisted trading privilege (“UTP”) is a right, provided by the Exchange Act, that permits securities listed on any national securities exchange and Nasdaq to be traded by other such exchanges.)

(10)	The NYSE first began trading exchange-traded funds on a UTP basis on 7/31/2001. The NYSE now trades 59 exchange-traded funds on a UTP basis, including the Standard & Poor’s Depositary Receipts® (SPY) and The Dow Industrials DIAMONDS® (DIA).

(11)	This is the amount of trading volume executed at the NYSE in NYSE-listed issues not currently included in our share of trading calculations. It includes preferred stocks, rights, structured products (including NYSE-listed exchange-traded funds) and the NYSE’s four crossing sessions.

(12)	Number of NYSE-listed shares traded on the NYSE trading floor / Total number of NYSE-listed shares traded.

(13)	Revenue reported by member broker-dealers on the “FOCUS” report, the regulatory requirement for member broker-dealers to report their financial condition. NYSE records revenue on a six-month lag; the data is provided on that basis.

Sources of Revenues

Activity Assessment Fees

The NYSE pays SEC fees pursuant to Section 31 of the Exchange Act. These fees are designed to recover the costs to the government for the supervision and regulation of securities markets and securities professionals. The NYSE, in turn, collects activity assessment fees from member organizations clearing or settling trades on the NYSE and recognizes these amounts when received. Fees received are included in cash of the NYSE at the time of receipt, and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability.

In 2004, the SEC adopted a new rule under Section 31 and provided updated guidance as to how the SEC charges SROs, including the NYSE, for these fees, which caused the NYSE to revise how it collects the assessment from its members. Historically, member organizations self-reported the amount owed. In turn, the NYSE served as a pass-through vehicle, recording a liability to the SEC for amounts collected from members and paying these amounts to the SEC, with no impact on the consolidated statements of income of the NYSE.

Under the amended rule, the NYSE collects activity assessment fees from members and pays Section 31 fees to the SEC based on fee schedules determined by the SEC. In light of the SEC action, the NYSE has adopted a change in its method of accounting for these fees. The NYSE now records activity assessment revenue and Section 31 fee expense on its consolidated statements of income while maintaining similar treatment within the consolidated statements of financial condition. The effect of this change has no impact on consolidated net income.

In the transition from complying with the old rules to complying with the new rules, and the resulting move from self-reporting to billing, the NYSE accumulated an excess of activity assessment fees. As of June 30, 2005, this excess totaled approximately $15.7 million and is included in Section 31 fees payable on the NYSE’s condensed consolidated statements of financial condition. Due to the uncertainty of the claim on the excess activity assessment fees, the NYSE has discussed these issues with the Market Regulation Division of the SEC, member organizations, and others in the securities industry who have the same or similar issues and it plans to work with industry participants and the SEC to review and determine a satisfactory resolution of this matter with the consideration of all stakeholders involved.

Listing Fees

Listing fees are paid by companies when they initially list on the NYSE and annually thereafter. Original fees consist of two components, original listing fees and other corporate action related fees. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that the company initially lists with the NYSE. Other corporate action related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed on the NYSE, such as stock splits, rights issues, sales of additional securities, and mergers and acquisitions, again, subject to a minimum and maximum fee. Annual fees are charged based on the number of outstanding shares of the company at the end of the previous year. These fees are recognized on a pro-rata basis over the calendar year. Original fees are recognized on a straight-line basis over estimated service periods of 10 years. Unamortized balances are recorded as deferred revenue on the consolidated statements of financial condition.

Data Processing Fees

Data processing fees are charged by SIAC to customers other than the NYSE (fees charged to the NYSE are eliminated in consolidation). SIAC operates on a cost recovery model driven by its customers’ demands. Under this model, any increase or decrease in SIAC’s expenses results in a corresponding change in its revenues. In addition, SIAC earns revenues through its subsidiary, Sector, Inc.

Market Information Fees

The NYSE collects and disperses market information fees principally for consortium-based data products, and to a lesser extent, for NYSE-branded data products. Consortium-based data fees are determined by securities industry plans. Participating markets allocate the revenues that their coordinated market data distribution generates (net of joint processing and administration costs) on the basis of their respective number of trades. Last sale prices and quotes in NYSE-listed securities are disseminated through “Network A,” or “Tape A,” and this constitutes the majority of the NYSE’s revenues from consortium-based market data revenues. The NYSE also receives a share of the revenues from “Network B,” or “Tape B” which represents data related to trading of American Stock Exchange-listed securities and certain securities that are listed on other national security exchanges. These revenues are influenced by demand for the product by professional and non-professional subscribers, as well as the NYSE’s share of trades. In addition, the NYSE receives fees for television broadcasts, vendor access and other usage fees related to per quote or per trade data. NYSE-branded products make available market data in relation to activity that takes place solely on the NYSE’s market, independent of activity on other markets. NYSE’s own products include NYSE OpenBook®, NYSE Broker Volume®, and NYSE Indexes.

Trading Fees

Trading fees are paid by members and member organizations based on their trading activity on the NYSE. Fees are assessed on a per share basis for trading in equity securities. The fees are applicable to all transactions that take place at the NYSE, and the fee amounts vary, based on the size and type of trade that is consummated. There is no fee for small electronic trades. All member organizations except specialists and “$2 brokers” (who, by definition, effect transactions only for other member organizations) pay trading fees (specialists pay fees for trading exchange traded funds). There are two caps that apply to the net trading fees that member organizations must pay. The first cap is a fixed dollar amount maximum of $600,000 per month. The second is a variable cap that is equal to 2% of the total commissions that a member organization earns on the trades it executes on the trading floor. In April 2005, the NYSE members voted to remove the 2% cap. These pricing structures are currently undergoing a fundamental examination as part of a broad strategic review of the NYSE’s opportunities for revenue growth and efficiency improvement and to better capture value for the services rendered by aligning more closely transaction revenue with executed volume, product expansion and new product development. The NYSE intends to introduce a new fee structure in 2006.

Regulatory Fees

Regulatory fees are principally comprised of member regulation fees and market surveillance fees collected by the NYSE. (Regulatory fines are recorded in Other Income.) Member regulation fees are based on member organizations’ Gross FOCUS Revenues—that is, revenues generated by member broker-dealers and reported on a six-month lag basis—as well as on the number of branch offices of member broker-dealers, and the number of registered representatives. Market surveillance fees are charged to specialists and floor brokers to recover some of the costs of overseeing trading on the NYSE floor. Other regulatory fees include revenue from applications, registration of branch offices and specialists, as well as fees for certain licensing examinations necessary to operate in the securities industry.

Facility and Equipment Fees

Facility and equipment fees comprise fees received for services provided to specialists, brokers and clerks physically located on the NYSE floor that enable them to engage in the purchase and sale of securities on the trading floor. These services include booth and post space, communication, trading analysis and technology.

The NYSE charges each specialist firm for both the number of post spaces occupied on the trading floor, and for each registered specialist. The NYSE charges floor brokers for each booth occupied on the trading floor, and rates vary depending on the size and location of the particular booth. Specialists and floor brokers also pay an annual fee for each of their clerks working on the trading floor. Fees are also charged to trading floor participants for a variety of services provided by the NYSE including phone service, radio paging and connections to third-party market data providers.

Facility and equipment fees are currently undergoing a fundamental examination as part of a broad strategic review of the NYSE’s opportunities for revenue growth and efficiency improvement and to better capture value for the services rendered by aligning more closely transaction revenue with executed volume, product expansion and new product development. The NYSE intends to introduce a new fee structure in 2006.

Membership Fees

The NYSE generates annual membership revenues from its regular members and electronic access members. Each of the NYSE’s 1,366 regular members and electronic access members pay annual dues. In addition, each electronic access member pays an annual fee to the NYSE that provides such member with electronic access to the trading floor for a 12-month period. The annual electronic access member fee is equal to 90% of the 6-month average of the annual rentals payable under the bona fide leases of memberships entered into during each of the six calendar months prior to the most recently completed quarter. In addition to the annual membership fees, the NYSE generates revenues by charging a fee in conjunction with the purchase or lease of a NYSE membership.

After the mergers, the right to trade on the NYSE Market will not be tied to a membership and these fees will therefore no longer exist. Instead, fees will be collected through the sale of trading licenses.

Investment and Other Income

Investment and other income consists of investment income from the NYSE’s portfolio, regulatory fines, various insurance reimbursements and any other income not classified in one of the above categories. Insurance reimbursements are typically from legal expenses incurred, as well as reimbursements related to September 11, 2001 events. Regulatory fines are used for regulatory purposes.

Section 31 Fees

See “—Activity Assessment Fees” above.

Components of Expense

Compensation

The NYSE’s compensation expense includes employee salaries, incentive compensation and related benefits expense, including pension, medical, postretirement medical, and supplemental executive retirement plan (“SERP”) charges. Part-time help, primarily related to security personnel at the NYSE, is also recorded in this category.

Systems

The NYSE’s systems expense includes costs for development and maintenance of trading, regulatory and administrative systems as well as investments in system capacity, reliability and security, all of which the NYSE considers critical to its business.

Professional Services

The NYSE’s professional services expense includes consulting charges related to various technological and operational initiatives, as well as legal and audit fees.

Depreciation and Amortization

This item includes costs from depreciating fixed assets over their estimated useful lives. It also includes depreciation of computer hardware and capitalized software. A review of depreciation policies in an effort to better reflect estimates of certain asset lives occurred in 2004.

Occupancy

This item includes costs related to the NYSE’s leased premises, as well as real estate taxes and maintenance of owned premises.

General and Administrative

General and administrative expenses include travel and entertainment expenses, insurance premiums, advertising, printing and promotion expenses, as well as other administrative types of expenses.

Results of Operations

The following table sets forth the NYSE’s consolidated statements of operations for the periods presented:

NYSE (Consolidated)

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2005	2004 Restated	2005	2004 Restated	2004 Restated	2003 Restated	2002 Restated
	(amounts in millions)
Revenues
Activity assessment fees	$141.8	$93.0	$234.7	$224.6	$359.8	$419.7	$290.4
Listing fees	85.5	81.9	171.5	165.0	329.8	320.7	299.6
Data processing fees	47.7	53.5	92.6	109.4	220.7	224.8	224.6
Market information fees	46.3	42.1	90.4	82.8	167.6	172.4	168.9
Trading fees	37.8	38.7	75.7	79.7	153.6	157.2	152.8
Regulatory fees	32.2	28.8	61.2	56.1	113.3	113.2	120.4
Facility and equipment fees	12.3	12.4	24.9	25.2	50.4	60.6	52.7
Membership fees	0.7	1.8	2.9	4.3	8.3	11.0	12.8
Investment and other income	13.8	12.8	45.6	20.4	41.2	40.4	47.6

Total revenues	418.1	365.0	799.5	767.5	1,444.7	1,520.0	1,369.8
Section 31 fees	141.8	93.0	234.7	224.6	359.8	419.7	290.4

Revenues, less Section 31 fees	276.3	272.0	564.8	542.9	1,084.9	1,100.3	1,079.4
Expenses
Compensation	125.5	131.3	252.1	260.7	518.0	517.3	511.2
Systems and related support	31.9	34.3	63.6	71.3	138.6	146.0	143.6
Professional services	35.7	41.1	63.7	69.0	132.7	97.5	116.9
Depreciation and amortization	26.4	22.2	52.6	44.2	95.7	89.0	81.4
Occupancy	17.3	16.7	34.3	33.0	68.6	67.0	66.3
General and administrative	17.9	22.3	32.9	36.6	84.3	76.5	102.4

Total expenses	254.7	267.9	499.2	514.8	1,037.9	993.3	1,021.8

Income before provision for income taxes and minority interest	21.6	4.1	65.6	28.1	47.0	107.0	57.6
Provision (benefit) for income taxes	7.4	(1.2)	26.2	9.1	15.8	45.2	18.7
Minority interest in income of consolidated subsidiary	1.2	0.3	0.4	0.8	1.0	1.3	2.3

Net income	$13.0	$5.0	$39.0	$18.2	$30.2	$60.5	$36.6

Total assets	$2,261.5	$2,165.1	$2,261.1	$2,165.1	$1,982.3	$2,009.2	$1,999.8
Current assets	1,522.4	1,459.6	1,522.4	1,459.6	1,244.6	1,267.6	1,204.2
Current liabilities	733.1	664.8	733.1	664.8	486.9	513.2	434.2

Working capital	789.3	794.8	789.3	794.8	757.7	754.4	770.0
Long-term obligations	692.1	721.3	692.1	721.3	694.7	736.2	877.8
Equity of members	806.0	755.0	806.0	755.0	767.0	736.9	676.4

The following table sets forth the NYSE’s consolidated statements of operations for the periods presented in percentage of total revenue or expenses (as applicable) for those periods (see “Restatement of Financial Statements” in Selected Historical Financial Data of the NYSE):

NYSE (Consolidated)

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2005	2004 Restated	2005	2004 Restated	2004 Restated	2003 Restated	2002 Restated
Revenues
Activity assessment fees	33.9%	25.5%	29.4%	29.3%	24.9%	27.6%	21.2%
Listing fees	20.4%	22.4%	21.4%	21.5%	22.8%	21.1%	21.9%
Data processing fees	11.4%	14.6%	11.6%	14.3%	15.3%	14.8%	16.4%
Market information fees	11.1%	11.5%	11.3%	10.8%	11.6%	11.3%	12.3%
Trading fees	9.0%	10.6%	9.5%	10.4%	10.6%	10.3%	11.2%
Regulatory fees	7.7%	7.9%	7.7%	7.3%	7.8%	7.4%	8.8%
Facility and equipment fees	2.9%	3.4%	3.1%	3.3%	3.5%	4.0%	3.8%
Membership fees	0.2%	0.5%	0.4%	0.6%	0.6%	0.7%	0.9%
Investment and other income	3.3%	3.5%	5.7%	2.6%	2.9%	2.7%	3.5%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Section 31 fees	33.9%	25.5%	29.4%	29.3%	24.9%	27.6%	21.2%

Revenues, less Section 31 fees	66.1%	74.5%	70.6%	70.7%	75.1%	72.4%	78.8%

Expenses
Compensation	49.3%	49.0%	50.5%	50.6%	49.9%	52.1%	50.0%
Systems and related support	12.5%	12.8%	12.7%	13.9%	13.4%	14.7%	14.1%
Professional services	14.0%	15.3%	12.8%	13.4%	12.8%	9.8%	11.4%
Depreciation and amortization	10.4%	8.3%	10.5%	8.6%	9.2%	9.0%	8.0%
Occupancy	6.8%	6.3%	6.9%	6.4%	6.6%	6.7%	6.5%
General and administrative	7.0%	8.3%	6.6%	7.1%	8.1%	7.7%	10.0%

Total expenses	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Three Months Ended June 30, 2005 Versus Three Months Ended June 30, 2004

Overview

The following table sets forth the NYSE’s consolidated statements of income for the three months ended June 30, 2005 and June 30, 2004, as well as the percentage increase or decrease for each consolidated statement of income item for the three months ended June 30, 2005, as compared to such item for the three months ended June 30, 2004.

NYSE (Consolidated)

	Three Months Ended June 30,		Percent Increase (Decrease)
	2005	2004 Restated
	(amounts in millions)
Revenues:
Activity assessment fees	$141.8	$93.0	52.5%
Listing fees	85.5	81.9	4.4%
Data processing fees	47.7	53.5	(10.8)%
Market information fees	46.3	42.1	10.0%
Trading fees	37.8	38.7	(2.3)%
Regulatory fees	32.2	28.8	11.8%
Facility and equipment fees	12.3	12.4	(0.8)%
Membership fees	0.7	1.8	(61.1)%
Investment and other income	13.8	12.8	7.8%

Total revenues	418.1	365.0	14.5%
Section 31 fees	141.8	93.0	52.5%

Revenues, less Section 31 fees	276.3	272.0	1.6%

Expenses:
Compensation	125.5	131.3	(4.4)%
Systems and related support	31.9	34.3	(7.0)%
Professional services	35.7	41.1	(13.1)%
Depreciation and amortization	26.4	22.2	18.9%
Occupancy	17.3	16.7	3.6%
General and administrative	17.9	22.3	(19.7)%

Total expenses	254.7	267.9	(4.9)%

Income before taxes and minority interest	21.6	4.1	426.8%
Provision (benefit) for income taxes	7.4	(1.2)	(716.7)%
Minority interest in income of consolidated subsidiary	1.2	0.3	300.0%

Net Income	$13.0	$5.0	160.0%

The NYSE’s operations for the three months ended June 30, 2005 resulted in net income of $13.0 million compared to net income of $5.0 million for the three months ended June 30, 2004. The NYSE’s improved operating results were driven by a $4.3 million, or 1.6%, increase in revenues, less Section 31 fees, and a $13.2 million, or 4.9%, decrease in expenses for the three months ended June 30, 2005 compared to the three months ended June 30, 2004.

For the three months ended June 30, 2005, total revenues were $418.1 million. Revenues, less Section 31 fees, were $276.3 million compared with $272.0 million for the three months ended June 30, 2004. The increase of $4.3 million, or 1.6%, was driven by market information fees, partially due to non-recurring revenues from previously uncollected charges, and regulatory fees, as NYSE member organizations reported higher gross FOCUS revenues for the period. Other increases include listing fees, which were offset by decreases in data processing fees.

For the three months ended June 30, 2005, total expenses were $254.7 million, compared with $267.9 million for the three months ended June 30, 2004.  Expenses declined $13.2 million, or 4.9%, primarily due to a decrease in professional services and general and administrative expenses. These decreases were offset by increased depreciation and amortization due to shortened estimates of useful lives of assets.

Revenues—NYSE Market

Overview. The following table sets forth the revenues attributable to NYSE Market for the three months ended June 30, 2005 and June 30, 2004, as well as the percentage increase or decrease for each statement of income item for the three months ended June 30, 2005, as compared to such item for the three months ended June 30, 2004.

NYSE Market

	Three Months Ended June 30,		Percent Increase (Decrease)
	2005	2004 Restated
	(amounts in millions)
Revenues:
Activity assessment fees	$141.8	$93.0	52.5%
Listing fees	85.5	81.9	4.4%
Market information fees	46.3	42.1	10.0%
Trading fees	37.8	38.7	(2.3)%
Regulatory fees	32.2	28.8	11.8%
Facility and equipment fees	12.3	12.4	(0.8)%
Membership fees	0.7	1.8	(61.1)%
Investment and other income	10.4	12.0	(13.3)%

Total revenues	367.0	310.7	18.1%
Section 31 fees	141.8	93.0	52.5%

Revenues, less Section 31 fees	$225.2	$217.7	3.4%

Listing Fees. The following table sets forth the revenues from listing fees as reported under SAB 101 and calculated in accordance with U.S. generally accepted accounting principles (“as reported”) and as would be reported on a basis without giving effect to U.S. generally accepted accounting principles and without giving effect to SAB 101 (“billed basis”). The NYSE believes that the presentation of billed basis revenues, as they relate to original fees, is a good indicator of current listing fee activity as billed basis information excludes the effects of recognizing revenues related to original fees over 10 years.

	Three Months Ended June 30, 2005		Three Months Ended June 30, 2004		Percent Increase (Decrease)

	(amounts in millions)
	As reported	As billed	As reported (restated)	As billed	As reported	As billed
Annual fees	$62.9	$62.9	$59.8	$59.8	5.2%	5.2%
Original fees	22.6	20.9	22.1	23.1	2.3%	(9.5)%

Total listing fees	$85.5	$83.8	$81.9	$82.9	4.4%	1.1%

For the three months ended June 30, 2005 compared to the three months ended June 30, 2004, listing fees increased $3.6 million, or 4.4%, on an as reported basis.

Listing fees are primarily derived from annual listing fees and original listing fees. Original listing fees are deferred and amortized over the estimated service period of 10 years. The difference between the as reported revenues and the billed basis revenues is due to the amortization of listing fees in accordance with U.S. generally accepted accounting principles and SAB 101. See Note 3, “Restatement of Financial Statements,” of the Condensed Consolidated Financial Statements for further discussion.

Annual listing fees totaled $62.9 million on both an as reported and billed basis for the three months ended June 30, 2005 compared with $59.8 million on both an as reported and billed basis for the three months ended June 30, 2004, an increase of 5.2%. This is due to the increase in aggregate shares billed at the beginning of the year, from 355 billion to 387 billion, as well as new listings of shares during the year, which generate annual listing fees for the period of the year listed. Listing fees are recognized on a pro-rata basis over the calendar year.

Original fees totaled $22.6 million on an as reported basis for the three months ended June 30, 2005 compared with $22.1 million for the three months ended June 30, 2004. On a billed basis, original fees totaled $20.9 million compared with $23.1 million in the prior year period, a 9.5% decrease. The decrease was due to lower merger and acquisition activity and a $1.0 million non-recurring transaction in the same period last year. Original listings increased to 36 from 30 period over period, but more closed-end fund original listings led to lower average billings. Offsetting these decreases was an increase in stock split revenue.

Market Information Fees. For the three months ended June 30, 2005, compared to the three months ended June 30, 2004, market information fees increased $4.2 million, or 10.0%. The number of professional subscribers increased, while the non-professional/usage category was relatively flat. Non-recurring revenue from previously uncollected charges of $2.3 million added to the increase. This offset the impact related to the decline in NYSE’s share of trades period over period, from 91.6% to 89.0%. Demand for NYSE Open Book, NYSE’s proprietary data product, continued to increase as the number of subscribers was 24.9% higher than in the same period last year.

Trading Fees. For the three months ended June 30, 2005, compared to the three months ended June 30, 2004, trading fees fell $0.9 million, or 2.3%. Although average daily volume was up 7.0%, current pricing structures relating to dollar caps inhibited the NYSE’s ability to generate revenue growth despite higher trading activity. Members who do not reach the dollar cap generally pay under the 2% commission cap pricing structure. These members reported decreased commissions, which contributed to the decline in revenues. In addition, there is no fee for small electronic trades.

Regulatory Fees. For the three months ended June 30, 2005, compared to the three months ended June 30, 2004, regulatory fees increased $3.4 million, or 11.8%. Member regulation fees drove the increase for the three months, as gross FOCUS revenue was higher period over period ($47.0 billion compared to $36.2 billion).

Facility and Equipment Fees. For the three months ended June 30, 2005, compared to the three months ended June 30, 2004, facility and equipment fees were relatively flat, decreasing $0.1 million, or 0.8%. Services and levels of services provided to the floor were generally unchanged.

Membership Fees. For the three months ended June 30, 2005, compared to the three months ended June 30, 2004, annual membership fees from NYSE Market fell $1.1 million, or 61.1%. The drop was due to fewer electronic access member renewals period over period and lower electronic access membership prices, reflecting lower lease prices on the floor.

Investment and Other Income. For the three months ended June 30, 2005, compared to the three months ended June 30, 2004, investment and other income decreased $1.6 million, or 13.3%. Increases in investment income of $4.3 million due to the effect of the portfolio reallocation initiated in December of 2004 to higher yielding and more tax-efficient securities and a more favorable interest rate environment, were offset by lower insurance reimbursements of $5.9 million for the same period in 2004.

Revenues—SIAC Services

Overview. The following table sets forth the revenues attributable to SIAC Services for the three months ended June 30, 2005 and June 30, 2004, as well as the percentage increase or decrease for each statement of income item for the three months ended June 30, 2005, as compared to such item for the three months ended June 30, 2004.

SIAC Services

	Three Months Ended June 30,		Percent Increase (Decrease)
	2005	2004
	(amounts in millions)
Revenues:
Data processing fees—NYSE	$65.8	$66.1	(0.5)%
Data processing fees—Non-NYSE	47.7	53.5	(10.8)%
Investment and other income	3.4	0.8	325.0%

Total Revenues	$116.9	$120.4	(2.9)%

Data Processing Fees—NYSE. For the three months ended June 30, 2005, compared to the three months ended June 30, 2004, data processing fees were relatively flat, decreasing $0.3 million, or 0.5%, to $65.8 million. Decreases due to structural cost effectiveness efforts and continued transfer of certain lease obligations for data processing equipment from SIAC to the NYSE were offset by increases in billable depreciation due to the useful life change for SIAC assets effective in December, 2004.

Data Processing Fees—Non-NYSE. For the three months ended June 30, 2005, compared to the three months ended June 30, 2004, data processing fees decreased $5.8 million, or 10.8%, to $47.7 million, due to decreases in services provided to SIAC’s major customers and lower revenues from the communication services of Sector, Inc., SIAC’s subsidiary.

Investment and Other Income. For the three months ended June 30, 2005, compared to the three months ended June 30, 2004, investment and other income increased $2.6 million or 325.0% to $3.4 million, due to a $2.5 million partial insurance settlement for Sector’s business claims from the events of September 11, 2001.

Expenses—NYSE Market

Overview. The following table sets forth the expenses attributable to NYSE Market for the three months ended June 30, 2004 and June 30, 2005, as well as the percentage increase or decrease for each statement of income item for the three months ended June 30, 2005, as compared to such item for the three months ended June 30, 2004.

NYSE Market

	Three Months Ended June 30,		Percent Increase (Decrease)
	2005	2004 Restated
	(amounts in millions)
Expenses:
Compensation	$71.9	$73.9	(2.7)%
Systems	9.3	7.4	25.7%
SIAC Support(1)	63.0	63.5	(0.8)%
Professional services	24.1	26.4	(8.7)%
Depreciation and amortization	16.6	15.0	10.7%
Occupancy	9.2	9.1	1.1%
General and administrative	15.1	19.7	(23.4)%

Total expenses	$209.2	$215.0	(2.7)%

(1)	NYSE Market’s SIAC Support expense will not equal SIAC Services’ revenues from Data Processing Fees - NYSE as certain fees billed to the NYSE by SIAC relate to software developed for the NYSE’s internal use, and as such have been capitalized.

	Three Months Ended June 30,		Percent Increase (Decrease)
	2005	2004 Restated
	(amounts in millions)
NYSE
Salaries and Bonus	$47.9	$44.9	6.7%
Benefits and Other	24.0	29.0	(17.2)%

	$71.9	$73.9	(2.7)%

Compensation. For the three months ended June 30, 2005, compared to the three months ended June 30, 2004, compensation was down $2.0 million, or 2.7%. The decrease in benefits and other was led by a decrease in severance related expenses, decreased temporary staffing and lower costs for the supplemental retirement executive plan, which was changed at the end of 2004. Offsetting the decrease was an increase in average salaries of 1.9%; average headcount grew to 1,582 from 1,545, as NYSE increased staffing in NYSE Regulation.

Systems and SIAC Support. For the three months ended June 30, 2005, compared to the three months ended June 30, 2004, system costs increased $1.9 million, or 25.7%. The increase was driven by the transfer of certain leases from SIAC to NYSE, with no comparable amount from the prior period. SIAC Support decreased slightly by $0.5 million, or 0.8%. Decreases due to structural cost effectiveness efforts were offset by increases in depreciation due to the useful life change for SIAC assets, effective in December 2004.

Professional Services. For the three months ended June 30, 2005, compared to the three months ended June 30, 2004, professional services decreased $2.3 million, or 8.7%. This decrease was due primarily to declining legal fees period over period. Legal fees represented $8.8 million or 36.5% of total professional services, down from $12.7 million or 48.1% of professional service fees in the period ended June 30, 2004. Other consulting fees increased slightly period over period due to various initiatives undertaken across the organization in 2004 and continuing in 2005, including improving corporate and regulatory systems and corporate governance related processes.

Depreciation and Amortization. For the three months ended June 30, 2005, compared to the three months ended June 30, 2004, depreciation and amortization increased $1.6 million, or 10.7% as a result of shortened estimates of useful lives of assets adopted following the review of depreciation policies in 2004. Capital expenditures for investments in technology and infrastructure and development of software for internal use continued during 2004 and in the six-months ended June 30, 2005, which results in additional depreciation.

Occupancy. For the three months ended June 30, 2005, compared to the three months ended June 30, 2004, occupancy was flat.

General and administrative. For the three months ended June 30, 2005, compared to the three months ended June 30, 2004, general and administrative expense decreased $4.6 million, or 23.4%. Reduced spending in advertising and travel and entertainment led the decrease in these expenses.

Expenses—SIAC Services

Overview. The following table sets forth the expenses attributable to SIAC Services for the three months ended June 30, 2005 and June 30, 2004, as well as the percentage increase or decrease for each statement of income item for the three months ended June 30, 2005, as compared to such item for the three months ended June 30, 2004.

SIAC Services

	Three Months Ended June 30,		Percent Increase (Decrease)
	2005	2004
	(amounts in millions)
Expenses:
Compensation	$55.5	$58.7	(5.5)%
Systems	22.6	27.0	(16.3)%
Professional services	12.5	15.9	(21.4)%
Depreciation and amortization	9.9	7.2	37.5%
Occupancy	8.1	7.5	8.0%
General and administrative	2.8	2.7	3.7%

Total Expenses	$111.4	$119.0	(6.4)%

	Three Months Ended June 30,		Percent Increase (Decrease)
	2005	2004
	(amounts in millions)
Salaries and Bonus	$40.3	$43.8	(8.0)%
Benefits and Other	15.2	14.9	2.0%

Total	$55.5	$58.7	(5.5)%

Compensation. For the three months ended June 30, 2005, compared to the same period of 2004, compensation decreased $3.2 million, or 5.5%, to $55.5 million. A decrease in average headcount (average of the month-end headcount during the period) from 1,621 to 1,409 was offset by salary continuation for certain terminated employees and slight increases in benefit expenses period over period.

Systems. For the three months ended June 30, 2005, compared to the same period of 2004, systems costs decreased $4.4 million, or 16.3%, to $22.6 million, primarily due to cost containment initiatives and the transfer of certain computer equipment leases to the NYSE, which were previously recorded at SIAC.

Professional Services. For the three months ended June 30, 2005, compared to the same period of 2004, professional services decreased, $3.4 million, or 21.4%, to $12.5 million. Lower average contract staff, from 253 to 216, and decreased temporary support for trading operations, contributed to the reduction.

Depreciation and Amortization. For the three months ended June 30, 2005, compared to the same period of 2004, depreciation and amortization expense rose $2.7 million, or 37.5%, to $9.9 million period over period. Shortened estimates of certain asset lives adopted in December 2004 following the review of depreciation policies, and additional capital expenditures during 2004 and the first half of 2005 for investments in technology and infrastructure added to the increase.

Occupancy. For the three months ended June 30, 2005, compared to the same period of 2004, occupancy costs increased slightly period over the period, reflecting an increase of $0.6 million, or 8.0%, to $8.1 million.

Income Taxes

The consolidated effective tax rate for the three-month period ended June 30, 2005 and the three-month period ended June 30, 2004 was 34.3% and (30.2%), respectively. The receipt of $6.4 million in the three-month period ended 2004 of non-taxable insurance proceeds as a result of the events of September 11, 2001, with no similar receipt in the three-month period ended 2005, drove the period over period increase in effective tax rate.

The following table sets forth the provision for income taxes, and the overall effective tax rate for the NYSE, on a consolidated basis, as well as for its two operating segments—NYSE Market and SIAC Services—for the three months ended June 30, 2005 and the three months ended June 30, 2004.

	Three Months Ended June 30,
	2005		2004
	Provision for Income Taxes	Overall Effective Tax Rate	Provision for Income Taxes (restated)	Overall Effective Tax Rate
	(amounts in millions)		(amounts in millions)
NYSE on a consolidated basis	$7.4	34.3%	$(1.2)	(30.2)%
NYSE Market	5.5	34.2%	(1.6)	(57.1)%
SIAC Services	1.9	34.5%	0.4	30.8%

Six Months Ended June 30, 2005 Versus Six Months Ended June 30, 2004

Overview

The following table sets forth the NYSE’s consolidated statements of income for the six months ended June 30, 2005 and June 30, 2004, as well as the percentage increase or decrease for each consolidated statement of income item for the six months ended June 30, 2005, as compared to such item for the six months ended June 30, 2004.

	Six Months Ended June 30,
	2005	2004 Restated	% of Change
	(amounts in millions)
Revenues:
Activity assessment fees	$234.7	$224.6	4.5%
Listing fees	171.5	165.0	3.9%
Data processing fees	92.6	109.4	(15.4)%
Market information fees	90.4	82.8	9.2%
Trading fees	75.7	79.7	(5.0)%
Regulatory fees	61.2	56.1	9.1%
Facility and equipment fees	24.9	25.2	(1.2)%
Membership fees	2.9	4.3	(32.6)%
Investment and other income	45.6	20.4	123.5%

Total revenues	799.5	767.5	4.2%
Section 31 fees	234.7	224.6	4.5%

Revenues, less Section 31 fees	564.8	542.9	4.0%

Expenses:
Compensation	252.1	260.7	(3.3)%
Systems and related support	63.6	71.3	(10.8)%
Professional services	63.7	69.0	(7.7)%
Depreciation and amortization	52.6	44.2	19.0%
Occupancy	34.3	33.0	3.9%
General and administrative	32.9	36.6	(10.1)%

Total expenses	499.2	514.8	(3.0)%

Income before taxes and minority interest	65.6	28.1	133.5%
Provision for income taxes	26.2	9.1	187.9%
Minority interest in income of consolidate	0.4	0.8	(50.0)%

Net Income	$39.0	$18.2	114.3%

The NYSE’s operations for the six months ended June 30, 2005 resulted in net income of $39.0 million compared to net income of $18.2 million for the six months ended June 30, 2004. The NYSE’s improved operating results were driven by a $21.9 million, or 4.0%, increase in revenues, less Section 31 fees, and a $15.6 million, or 3.0%, decrease in expenses for the six months ended June 30, 2005 compared to the six months ended June 30, 2004.

For the six months ended June 30, 2005, total revenues were $799.5 million. Revenues, less Section 31 fees, were $564.8 million compared with $542.9 million for the six months ended June 30, 2004. The increase of $21.9 million, or 4.0%, was driven primarily by growth in investment and other income due to higher fine income and non-recurring insurance reimbursements. Increases in listing, market information and regulatory fees were offset by decreases in data processing and trading fees.

For the six months ended June 30, 2005, total expenses were $499.2 million, compared with $514.8 million for the six months ended June 30, 2004. Expenses declined $15.6 million, or 3.0%, primarily due to a decrease in compensation, systems and related support and professional services. These decreases were offset by increased depreciation and amortization due to shortened estimates of useful lives of assets.

Revenues—NYSE Market

Overview. The following table sets forth the revenues attributable to NYSE Market for the six months ended June 30, 2005 and June 30, 2004, as well as the percentage increase or decrease for each statement of income item for the six months ended June 30, 2005, as compared to such item for the six months ended June 30, 2004.

NYSE Market

	Six Months Ended June 30,		Percent Increase (Decrease)
	2005	2004 Restated
	(amounts in millions)
Revenues:
Activity assessment fees	$234.7	$224.6	4.5%
Listing fees	171.5	165.0	3.9%
Market information fees	90.4	82.8	9.2%
Trading fees	75.7	79.7	(5.0)%
Regulatory fees	61.2	56.1	9.1%
Facility and equipment fees	24.9	25.2	(1.2)%
Membership fees	2.9	4.3	(32.6)%
Investment and other income	41.7	19.0	119.5%

Revenues	703.0	656.7	7.1%
Section 31 fees	234.7	224.6	4.5%

Revenues, less Section 31 fees	$468.3	$432.1	8.4%

Listing Fees. The following table sets forth the revenues from listing fees as reported under SAB 101 and calculated in accordance with U.S. generally accepted accounting principles (“as reported”) and as would be reported on a basis without giving effect to U.S. generally accepted accounting principles and without giving effect to SAB 101 (“billed basis”). The NYSE believes that the presentation of billed basis revenues, as they relate to original fees, is a good indicator of current listing fee activity as billed basis information excludes the effects of recognizing revenues related to original fees over 10 years.

	Six Months Ended June 30, 2005		Six Months Ended June 30, 2004		Percent Increase (Decrease)
			(amounts in millions)
	As reported	As billed	As reported (restated)	As billed	As reported	As billed
Annual fees	$126.4	$126.4	$121.0	$121.0	4.5%	4.5%
Original fees	45.1	42.5	44.0	42.2	2.5%	0.7%

Total listing fees	$171.5	$168.9	$165.0	$163.2	3.9%	3.5%

For the six months ended June 30, 2005 compared to the six months ended June 30, 2004, listing fees increased $6.5 million, or 3.9%, on an as reported basis.

Listing fees are primarily derived from annual listing fees and original fees. Original listing fees are deferred and amortized over the estimated service period of 10 years. The difference between the as reported revenues and the billed basis revenues is due to the amortization of listing fees in accordance with U.S. generally accepted accounting principles and SAB 101. See Note 3, “Restatement of Financial Statements,” of the Condensed Consolidated Financial Statements for further discussion.

Annual listing fees totaled $126.4 million on both an as reported and billed basis for the six months ended June 30, 2005 compared with $121.0 million on both an as reported and billed basis for the six months ended June 30, 2004, an increase of 4.5%. This is due to the increase in aggregate shares billed at the beginning of the year, from 355 billion to 387 billion, as well as new listings of shares during the year, which generate annual listing fees for the period of the year listed. Listing fees are recognized on a pro-rata basis over the calendar year.

Original fees total $45.1 million on an as reported basis. On a billed basis, original fees totaled $42.5 million compared with $42.2 million in the prior year period, a 0.7% increase. Original listings rose to 73 from 63 in the previous six-month period ended June 30, 2004, which contributed to the increase, as did higher stock split activity and additional shares issued. Offsetting these increases were decreases in mergers and acquisitions and a non-recurring billing of $1.0 million in the six-month period ended June 30, 2004 with no comparable billing in the six-month period ended June 30, 2005.

Market Information Fees. For the six months ended June 30, 2005, compared to the six months ended June 30, 2004, market information fees increased $7.6 million, or 9.2%. The number of professional subscribers increased, while the non-professional/usage category was relatively flat. Non-recurring revenues from previously uncollected charges of $2.3 million in the six-month period ended June 30, 2005 also added to the increase. NYSE’s share of trades decreased period over period, from 90.4% to 89.3%, which offset the increase. Demand for NYSE Open Book, NYSE’s proprietary data product, continued to increase, as the number of subscribers was 24.5% higher than the same period last year.

Trading Fees. For the six months ended June 30, 2005, compared to the six months ended June 30, 2004, trading fees fell $4.0 million, or 5.0%. Although average daily volume was up 6.4%, current pricing structures relating to dollar caps inhibited the NYSE’s ability to generate revenue growth despite higher trading activity. Members who do not reach the dollar cap generally pay under the 2% commission cap pricing structure. These members reported decreased commissions, which contributed to the decline in revenues. In addition, there is no fee for small electronic trades.

Regulatory Fees. For the six months ended June 30, 2005, compared to the six months ended June 30, 2004, regulatory fees increased $5.1 million, or 9.1%. Member regulation fees drove the increase for the six months due to higher gross FOCUS revenue period over period ($84.8 billion compared to $69.9 billion).

Facility and Equipment Fees. For the six months ended June 30, 2005, compared to the six months ended June 30, 2004, facility and equipment fees were relatively flat, decreasing $0.3 million, or 1.2%. Services and levels of services provided to the floor were generally unchanged.

Membership Fees. For the six months ended June 30, 2005, compared to the six months ended June 30, 2004, annual membership fees from NYSE Market fell $1.4 million, or 32.6%. The drop was due to fewer electronic access member renewals period over period and lower electronic access membership prices, reflecting lower lease prices on the floor.

Investment and Other Income. For the six months ended June 30, 2005, compared to the six months ended June 30, 2004, investment and other income increased $22.7 million to $41.7 million. Increases were driven primarily by regulatory fines of $21.9 million, including a $19.0 million fine to a member organization, compared to $3.7 million in fines for the prior period. Other components of the increase included investment income of $13.9 million due to the effect of the portfolio reallocation initiated in December of 2004 to higher yielding and more tax-efficient securities, a more favorable interest rate environment over the same period a year ago, and included realized gains of certain investments of $1.9 million. Insurance settlement payments for legal reimbursements also added $4.3 million relating to claims in prior years.

Revenues—SIAC Services

Overview. The following table sets forth the revenues attributable to SIAC Services for the six months ended June 30, 2005 and June 30, 2004, as well as the percentage increase or decrease for each statement of income item for the six months ended June 30, 2005, as compared to such item for the six months ended June 30, 2004.

SIAC Services

	Six Months Ended June 30,		Percent Increase (Decrease)
	2005	2004
	(amounts in millions)
Revenues:
Data processing fees—NYSE	$127.9	$135.1	(5.3)%
Data processing fees—Non-NYSE	92.6	109.4	(15.4)%
Investment and other income	3.9	1.4	178.6%

Total Revenues	$224.4	$245.9	(8.7)%

Data Processing Fees—NYSE. For the six months ended June 30, 2005, compared to the six months ended June 30, 2004, data processing fees decreased $7.2 million, or 5.3%, to $127.9 million. Decreases were due to structural cost effectiveness efforts, which reduced SIAC data processing operations and systems development costs, and a continued transfer of certain lease obligations for data processing equipment from SIAC to the NYSE.

Data Processing Fees—Non-NYSE. For the six months ended June 30, 2005, compared to the six months ended June 30, 2004, data processing fees decreased $16.8 million, or 15.4%, to $92.6 million, due to decreases in services provided to SIAC’s major customers and lower revenues from the communication services of Sector, Inc., SIAC’s subsidiary.

Investment and Other Income. For the six months ended June 30, 2005, compared to the six months ended June 30, 2004, investment and other income increased $2.5 million or 178.6%, to $3.9 million, due to a $2.5 million partial insurance settlement for Sector’s business claims from the events of September 11, 2001.

Expenses—NYSE Market

Overview. The following table sets forth the expenses attributable to NYSE Market for the six months ended June 30, 2004 and June 30, 2005, as well as the percentage increase or decrease for each statement of income item for the six months ended June 30, 2005, as compared to such item for the six months ended June 30, 2004.

NYSE Market

	Six Months Ended June 30,		Percent Increase (Decrease)
	2005	2004 Restated
	(amounts in millions)
Expenses:
Compensation	$142.9	$141.7	0.8%
Systems	18.8	15.4	22.1%
SIAC Support (1)	122.7	130.0	(5.6)%
Professional services	42.0	42.0	0.0%
Depreciation and amortization	32.7	29.8	9.7%
Occupancy	18.7	18.1	3.3%
General and administrative	26.6	30.9	(13.9)%

Total expenses	$404.4	$407.9	(0.9)%

(1)	NYSE Market’s SIAC Support expense will not equal SIAC Services’ revenues from Data Processing Fees - NYSE as certain fees billed to the NYSE by SIAC relate to software developed for the NYSE’s internal use, and as such have been capitalized.

	Six Months Ended June 30,		Percent Increase (Decrease)
	2005	2004 Restated
	(amounts in millions)
Salaries and Bonus	$94.7	$89.4	5.9%
Benefits and Other	48.2	52.3	(7.8)%

	$142.9	$141.7	0.8%

Compensation. For the six months ended June 30, 2005, compared to the six months ended June 30, 2004, compensation was up $1.2 million, or 0.8%. An increase in average headcount grew to 1578 from 1535, as NYSE sought to increase staffing in NYSE Regulation. In addition average salaries increased 4.0%. Offsetting this increase was a decrease in severance related and supplemental executive retirement plan expenses period over period.

Systems and SIAC Support. For the six months ended June 30, 2005, compared to the six months ended June 30, 2004, system costs increased $3.4 million, or 22.1%. The increase was due to technology support costs related to hosting, data feed and the transfer of certain lease obligations from SIAC, which did not occur in the prior period. SIAC Support decreased $7.3 million, or 5.6%. Decreases were due to structural cost effectiveness efforts, which reduced SIAC data processing operations and systems development costs.

Professional Services. For the six months ended June 30, 2005, compared to the six months ended June 30, 2004, professional services were flat. Legal fees represented $15.1 million or 35.9% of total professional services, down from $20.1 million or 47.9% in the period ended June 30, 2004. Offsetting those declines were increases in consulting fees period over period due to various initiatives undertaken across the organization in 2004 and continuing in 2005, including improving corporate and regulatory systems and corporate governance related processes.

Depreciation and Amortization. For the six months ended June 30, 2005, compared to the six months ended June 30, 2004, depreciation and amortization increased $2.9 million, or 9.7% as a result of shortened estimates of useful lives of assets adopted following the review of depreciation policies in 2004. Capital expenditures for investments in technology and infrastructure and development of software for internal use continued during 2004 and in the six months ended June 30, 2005, which resulted in additional depreciation.

Occupancy. For the six months ended June 30, 2005, compared to the six months ended June 30, 2004, occupancy costs increased slightly period over period, reflecting an increase of $0.6 million, or 3.3%, to $18.7 million.

General and administrative. For the six months ended June 30, 2005, compared to the six months ended June 30, 2004, general and administrative expense decreased $4.3 million, or 13.9%. Decreased costs in the period for advertising and travel and entertainment were partially offset by higher insurance costs.

Expenses—SIAC Services

Overview. The following table sets forth the expenses attributable to SIAC Services for the six months ended June 30, 2005 and June 30, 2004, as well as the percentage increase or decrease for each statement of income item for the six months ended June 30, 2005, as compared to such item for the six months ended June 30, 2004.

SIAC Services

	Six Months Ended June 30,		Percent Increase (Decrease)
	2005	2004
	(amounts in millions)
Expenses:
Compensation	$112.4	$121.7	(7.6)%
Systems	44.9	56.0	(19.8)%
Professional services	23.7	29.5	(19.7)%
Depreciation and amortization	19.9	14.3	39.2%
Occupancy	15.6	14.9	4.7%
General and administrative	6.3	5.7	10.5%

Total Expenses	$222.8	$242.1	(8.0)%

	Six Months Ended June 30,		Percent Increase (Decrease)
	2005	2004
	(amounts in millions)
Salaries and Bonus	$81.1	$89.6	(9.5)%
Benefits and Other	31.3	32.1	(2.5)%

Total	$112.4	$121.7	(7.6)%

Compensation. For the six months ended June 30, 2005, compared to the same period of 2004, compensation decreased $9.3 million, or 7.6%, to $112.4 million. A decrease in average headcount (average of the month-end headcount during the period) from 1,646 to 1,438 was offset by salary continuation for terminated employees and slight increases in benefit expenses period over period.

Systems. For the six months ended June 30, 2005, compared to the same period of 2004, systems costs decreased $11.1 million, or 19.8%, to $44.9 million, primarily due to cost containment initiatives and the transfer of certain computer equipment leases to the NYSE.

Professional Services. For the six months ended June 30, 2005, compared to the same period of 2004, professional services decreased $5.8 million, or 19.7%, to $23.7 million. Lower average contract staff, from 251 to 226, and decreased temporary support for trading operations, contributed to the reduction.

Depreciation and Amortization. For the six months ended June 30, 2005, compared to the same period of 2004, depreciation and amortization expense rose $5.6 million, or 39.2%, to $19.9 million period over period. Shortened estimates of certain asset lives adopted in December 2004 following the review of depreciation policies, and capital expenditures during 2004 and the six months ended June 30, 2005 for investments in technology and infrastructure added to the increase.

Occupancy. For the six months ended June 30, 2005, compared to the same period of 2004, occupancy costs increased slightly period over period, reflecting an increase of $0.7 million, or 4.7%, to $15.6 million.

Income Taxes

The consolidated effective tax rate for the six-month period ended June 30, 2005 and the six-month period ended June 30, 2004 was 40.0% and 32.4%, respectively. A $37.5 million increase in net income before taxes from 2004 to 2005 and the receipt of $6.4 million in 2004 of non-taxable insurance proceeds as a result of the events of September 11, 2001 drove the period over period increase in effective tax rate.

The following table sets forth the provision for income taxes, and the overall effective tax rate for the NYSE, on a consolidated basis, as well as for its two operating segments—NYSE Market and SIAC Services—for the six months ended June 30, 2005 and the six months ended June 30, 2004.

	Six Months Ended June 30,
	2005		2004
	Provision for Income Taxes	Overall Effective Tax Rate	Provision for Income Taxes (restated)	Overall Effective Tax Rate
	(amounts in millions)		(amounts in millions)
NYSE on a consolidated basis	$26.2	40.0%	$9.1	32.4%
NYSE Market	25.7	40.1%	7.7	31.8%
SIAC Services	0.5	33.3%	1.4	35.9%

Year Ended December 31, 2004 Versus Year Ended December 31, 2003

Overview

The following table sets forth the NYSE’s consolidated statements of income for the years ended December 31, 2004 and December 31, 2003, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2004, as compared to such item for the year ended December 31, 2003.

	Year Ended December 31,		Percent Increase (Decrease)
	2004 Restated	2003 Restated
	(amounts in millions)
Revenues
Activity assessment fees	$359.8	$419.7	(14.3)%
Listing fees	329.8	320.7	2.8%
Data processing fees	220.7	224.8	(1.8)%
Market information fees	167.6	172.4	(2.8)%
Trading fees	153.6	157.2	(2.3)%
Regulatory fees	113.3	113.2	0.1%
Facility and equipment fees	50.4	60.6	(16.8)%
Membership fees	8.3	11.0	(24.5)%
Investment and other income	41.2	40.4	2.0%

Total revenues	1,444.7	1,520.0	(5.0)%
Section 31 fees	359.8	419.7	(14.3)%

Revenues, less Section 31 fees	1,084.9	1,100.3	(1.4)%

Expenses
Compensation	518.0	517.3	0.1%
Systems and related support	138.6	146.0	(5.0)%
Professional services	132.7	97.5	36.1%
Depreciation and amortization	95.7	89.0	7.5%
Occupancy	68.6	67.0	2.4%
General and administrative	84.3	76.5	10.2%

Total expenses	1,037.9	993.3	4.5%

Income before provision for income taxes and minority interest	47.0	107.0	(56.1)%
Provision for income taxes	15.8	45.2	(65.0)%
Minority interest in income of consolidated subsidiary	1.0	1.3	(23.1)%

Net income	$30.2	$60.5	(50.1)%

The NYSE’s operations for the year ended December 31, 2004 resulted in net income of $30.2 million compared to net income of $60.5 million for the year ended December 31, 2003. The decrease in the NYSE’s net income was driven primarily by a $15.4 million, or 1.4%, decrease in revenues, less Section 31 fees, and $44.6 million, or 4.5%, increase in expenses for the year ended December 31, 2004 compared to the year ended December 31, 2003.

For the year ended December 31, 2004, total revenues were $1,444.7 million. Revenues, less Section 31 fees, for 2004, were $1,084.9 million compared to $1,100.3 million for the year ended December 31, 2003. An increase in listing fees of $9.1 million, or 2.8%, partially offset large percentage declines in facility and equipment and membership fees and more modest percentage declines in data processing, market information and trading fees.

For the year ended December 31, 2004, total expenses were $1,037.9 million, compared to $993.3 million for the year ended December 31, 2003. Expenses increased by $44.6 million, or 4.5%, primarily as a result of a $35.2 million, or 36.1%, increase in professional services expense due primarily to higher legal and consulting expense, as well as higher general and administrative expense due to additional advertising in 2004 and greater depreciation expense due to shortened estimates of certain asset lives.

Revenues—NYSE Market

Overview. The following table sets forth the revenues attributable to NYSE Market for the years ended December 31, 2004 and December 31, 2003, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2004, as compared to such item for the year ended December 31, 2003.

NYSE Market

	Year Ended December 31,		Percent Increase (Decrease)
	2004 Restated	2003 Restated
	(amounts in millions)
Revenues
Activity assessment fees	$359.8	$419.7	(14.3)%
Listing fees	329.8	320.7	2.8%
Market information fees	167.6	172.4	(2.8)%
Trading fees	153.6	157.2	(2.3)%
Regulatory fees	113.3	113.2	0.1%
Facility and equipment fees	50.4	60.6	(16.8)%
Membership fees	8.3	11.0	(24.5)%
Investment and other income	38.4	34.4	11.6%

Total revenues	1,221.2	1,289.2	(5.3)%
Section 31 fees	359.8	419.7	(14.3)%

Revenues, less Section 31 fees	$861.4	$869.5	(0.9)%

Listing Fees. The following table sets forth the revenues from listing fees as reported and on a billed basis:

	Year Ended December 31,				Percent Increase (Decrease)
	2004		2003
	As Reported (Restated)	Billed Basis	As Reported (Restated)	Billed Basis	As Reported	Billed Basis
	(amounts in millions)
Annual fees	$241.3	$241.3	$232.2	$232.2	3.9%	3.9%
Original fees	88.5	79.6	88.5	62.4	—	27.6%

Total listing fees	$329.8	$320.9	$320.7	$294.6	2.8%	8.9%

For the year ended December 31, 2004, compared to the year ended December 31, 2003, listing fees increased $9.1 million, or 2.8%, on an as reported basis.

Listing fees are primarily derived from annual listing fees and original fees. Original fees are deferred and amortized over the estimated service period of 10 years. The difference between the as reported revenues and the billed basis revenues is due to the amortization of listing fees in accordance with U.S. generally accepted accounting principles and SAB 101. See Note 3, “Restatement of Financial Statements”, to the consolidated financial statements for further discussion.

Annual listing fees totaled $241.3 million for the year ended December 31, 2004 on both an as reported and billed basis, an increase of 3.9% over the year ended December 31, 2003. This increase was primarily due to additional listings during the year, for which annual fees were billed for the remaining portion of the year. Listing fees are recognized on a pro-rata basis over the calendar year.

Original fees totaled $88.5 million on an as reported basis. On a billed basis, original fees totaled $79.6 million for the year ended December 31, 2004 compared with $62.4 million for the year ended December 31, 2003, a 27.6% increase. Increases in original listings to 152 from 107 period over period, higher merger and acquisition activity and increased stock splits drove higher revenues.

Market Information Fees. In 2004, compared to 2003, market information fees declined $4.8 million, or 2.8%. Market information fees for Tape A products declined due to a lower average number of monthly professional subscribers, resulting in a decrease of $6.2 million in professional device revenue. The remaining decline was attributed to Tape B, due to a decrease in the NYSE’s share of the trades. The non-professional/usage segment was flat and there was a decrease in the access fees. These decreases were offset by a 35% increase in NYSE Proprietary Products revenue and an increase in NYSE’s share of trades. NYSE OpenBook® subscriptions increased 20% year-on-year.

Trading Fees. In 2004, compared to 2003, trading fees fell $3.6 million, or 2.3%. Although average daily volume was up 4.5% in 2004, current pricing structures, including dollar caps and the 2% commission cap, inhibited the NYSE’s ability to generate revenue growth despite higher trading activity.

Regulatory Fees. In 2004, regulatory fees were $113.3 million, with no significant change over 2003. Member regulation fees are driven by gross FOCUS revenue, which was flat year over year at $145 billion.

Facility and Equipment Fees. In 2004, compared to 2003, facility and equipment fees decreased $10.2 million, or 16.8%, to $50.4 million. The decrease resulted from the NYSE’s decision to suspend the floor technology fee in July 2003, due to the prevailing poor economic environment for floor participants. This fee, instituted in 2003, was intended to recover the cost of providing services from those receiving value for the services.

Membership Fees. In 2004, compared to 2003, annual membership fees fell $2.7 million, or 24.5%, to $8.3 million. The drop was due to fewer electronic access membership renewals (29 in 2004 compared to 33 in 2003) and lower electronic access membership prices, reflecting lower lease prices on the floor. Transfer and other charges remained flat through the year.

Investment and Other Income. In 2004, compared to 2003, investment and other income increased $4.0 million, or 11.6%. Declines in investment income and regulatory fines were offset by reimbursements and recoveries from various sources through the year. Investment income fell 27% due to lower yields and greater volatility in the fixed income markets. Management undertook a complete review of the investment portfolio in 2004, including an analysis of risk, product diversification, all-in cost of management, and tax efficiency. Based on this review, the portfolio was reallocated in December of 2004 to higher yielding and more tax-efficient securities. Regulatory fines collected decreased from $11.2 million to $7.6 million during the year. Offsetting these declines were various settlement payments totaling $14.9 million that the NYSE received through the year. These included tax reimbursement, legal reimbursements, and recoveries from the events of September 11, 2001.

Revenues—SIAC Services

Overview. The following table sets forth the revenues attributable to SIAC Services for the years ended December 31, 2004 and December 31, 2003, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2004, as compared to such item for the year ended December 31, 2003.

SIAC Services

	Year Ended December 31,		Percent Increase (Decrease)
	2004	2003
	(amounts in millions)
Revenues
Data processing fees—non-NYSE	$220.7	$224.8	(1.8)%
Data processing fees—NYSE	266.1	253.0	5.2%
Investment and other income	2.8	6.0	(53.3)%

Total revenues	$489.6	$483.8	1.2%

Data Processing Fees—Non-NYSE. In 2004, data processing fees were $220.7 million, $4.1 million, or 1.8%, lower than 2003. Lower revenues were driven by decrease in data processing fees of major customers and lower revenues from Sector’s communications services. These decreases were offset partially by increased decommissioning charges for a major customer, which is supplying itself services previously provided by SIAC, and communications revenues from the SFTI communications network.

Data Processing Fees—NYSE. In 2004, compared to 2003, data processing fees increased $13.1 million, or 5.2%, to $266.1 million, primarily due to increased requests for service from the NYSE related to additional initiatives for trading systems, billings to NYSE for its share of costs related to SIAC’s workforce reduction, physical security enhancements and depreciation relating to a change in the estimated useful life of assets, resulting in generally shorter depreciation schedules and higher depreciation expenses.

Investment and Other Income. In 2004, compared to 2003, investment and other income decreased $3.2 million, or 53.3%, to $2.8 million, primarily as a result of net realized gains associated with SIAC’s investment portfolio. This portfolio is segregated to fund non-qualified plan benefit obligations. During 2003, management undertook a complete review of the investment portfolio, asset allocations and fund manager performance. Based upon this review, the portfolio was rebalanced and reallocated. Sales of securities and improved stock market performance resulted in an increase in net realized gains during 2003.

Expenses—NYSE Market

Overview. The following table sets forth the expenses attributable to NYSE Market for the year ended December 31, 2004 and December 31, 2003, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2004, as compared to such item for the year ended December 31, 2003.

NYSE Market

	Year Ended December 31,		Percent Increase (Decrease)
	2004 Restated	2003 Restated
	(amounts in millions)
Expenses
Compensation	$277.2	$281.2	(1.4)%
Systems	37.8	34.4	9.9%
SIAC Support	255.8	245.0	4.4%
Professional services	80.4	45.9	75.2%
Depreciation and amortization	60.1	58.3	3.1%
Occupancy	38.3	38.0	0.8%
General and administrative	69.6	66.0	5.5%

Total expenses	$819.2	$768.8	6.6%

(1)	NYSE Market’s SIAC support expense will not equal SIAC Services’ revenues from data processing fees from—NYSE due to certain fees billed to the NYSE by SIAC relate to software developed for the NYSE’s internal use and as such have been capitalized.

NYSE Market Compensation

	Year Ended December 31,		Percent Increase (Decrease)
	2004	2003
	(amounts in millions)
Salaries and bonus	$179.0	$163.7	9.3%
Benefits and other	98.2	117.5	(16.4)%

Total compensation	$277.2	$281.2	(1.4)%

Compensation. In 2004, compared to 2003, compensation was down $4.0 million, or 1.4%. Average headcount (average of the month-end headcount during the period) grew to 1,551 from 1,526 as the NYSE sought to increase staffing in Regulation and other customer oriented areas. Reflecting competitive market forces, especially for regulatory personnel, the average salary across the NYSE increased 2.1%. These increases, as well as higher medical benefit and bonus expense, were offset by a change in the NYSE’s Supplemental Executive Retirement Program, which reduced the cost of these benefits, and the nonrecurring nature of the one-time deferred compensation accrual for the former chairman and chief executive officer in 2003.

Systems and SIAC Support. In 2004, compared to 2003, systems costs increased $3.4 million or 9.9%. Maintenance contracts, vendor services and additional operating lease expenses contributed to the increase. SIAC support increased $10.8 million or 4.4% due to an increase for funding of key initiatives related to trading floor technology, the NYSE’s share of costs for SIAC’s workforce reduction and physical security enhancements.

Professional Services. In 2004, compared to 2003, professional services expense rose $34.5 million, or 75.2%. This change was driven by higher legal and consulting expense, higher investment management fees and other related expenditures, including corporate governance and business development. Legal fees, net of insurance reimbursements in the current year, totaled $28.2 million in 2004 compared with $12.5 million in 2003. Legal fees in 2004, representing 35.1% of professional services for NYSE Market, were incurred principally in connection with the specialist investigation, litigation related to the former chairman and chief executive officer, and a patent infringement case. Consulting fees increased because of the numerous initiatives undertaken across the organization.

Depreciation and Amortization. In 2004, compared to 2003, depreciation and amortization expense rose $1.8 million, or 3.1%, as NYSE capital expenditures nearly doubled to $82.3 million from $43.3 million. The NYSE saw an increase in expenditures across all areas, including investments in infrastructure and trading floor technology. In addition, through 2004, the NYSE completed a review of its depreciation policies to better reflect useful life of the assets. This review resulted in additional expense of $1.7 million and will lead to higher anticipated depreciation expense in future years, reflecting generally shorter depreciation lives.

Occupancy. In 2004, compared to 2003, occupancy costs rose due to higher operating and electricity costs, a $0.3 million, or 0.8%, increase.

General and Administrative. In 2004, compared to 2003, G&A expense rose $3.6 million to $69.6 million, or 5.5%. Non-advertising G&A expense was essentially flat, while advertising increased.

Expenses—SIAC Services

Overview. The following table sets forth the expenses attributable to SIAC Services for the years ended December 31, 2004 and December 31, 2003, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2004, as compared to such item for the year ended December 31, 2003.

SIAC Services

	Year Ended December 31,		Percent Increase (Decrease)
	2004	2003
	(amounts in millions)
Expenses
Compensation	$246.1	$240.8	2.2%
Systems	100.8	111.6	(9.7)%
Professional services	57.3	54.9	4.4%
Depreciation and amortization	35.6	30.7	16.0%
Occupancy	30.3	29.0	4.5%
General and administrative	14.7	10.5	40.0%

Total expenses	$484.8	$477.5	1.5%

SIAC Services Compensation

	Year Ended December 31,		Percent Increase (Decrease)
	2004	2003
	(amounts in millions)
Salaries and bonus	$180.7	$186.9	(3.3)%
Other	65.4	53.9	21.3%

Total compensation	$246.1	$240.8	2.2%

Compensation. In 2004, compared to 2003, compensation increased $5.3 million, or 2.2%, to $246.1 million. Increased expenses were primarily due to decommissioning charges for a major customer, which is supplying itself services previously provided by SIAC, as well as benefit expenses associated with workforce reduction. Average headcount (average of the month-end headcount during the period) dropped from 1,724 in 2003 to 1,599 in 2004, but did not impact the full year 2004 due to timing of the reductions.

Systems. In 2004, compared to 2003, systems costs decreased $10.8 million, or 9.7%, to $100.8 million, primarily due to Sector’s cost containment initiatives and reductions of communications expenses.

Professional Services. In 2004, compared to 2003, professional services increased $2.4 million, or 4.4%, to $57.3 million. Average contract staff headcount increased slightly to 262 in 2004 from 251 in 2003 as new projects contributed to the need for additional services. Transition costs related to the decommissioning of services from a major customer also contributed to the increase.

Depreciation and Amortization. In 2004, compared to 2003, depreciation and amortization increased $4.9 million, or 16.0%, to $35.6 million. A review of depreciation policies in an effort to better reflect estimates of certain assets lives occurred in 2004, which resulted in additional expense of $5.9 million in 2004 and will lead to higher anticipated depreciation expense in future years, reflecting generally shorter depreciation schedules. Capital expenditures in 2004 of $7.5 million also contributed to the increase.

Occupancy. In 2004, compared to 2003, occupancy costs increased $1.3 million, or 4.5%, to $30.3 million due primarily to rent for additional offsite space.

General and Administrative. In 2004, compared to 2003, G&A expense rose $4.2 million, or 40.0%, to $14.7 million, owing primarily to expenses related to the transition of services to a major customer which has started to perform itself services previously provided to it by SIAC.

Income Taxes

The overall effective tax rate for the years ended December 31, 2004 and December 31, 2003 was 33.7% and 42.3%, respectively. A decrease in net income before provision for income taxes of $60 million and the receipt of $6.4 million in 2004 of non-taxable insurance proceeds as a result of the September 11, 2001 events drove the year-over-year decrease in effective tax rate.

The following table sets forth the provision for income taxes, and the overall effective tax rate for the NYSE, on a consolidated basis, as well as for its two operating segments—NYSE Market and SIAC Services—for the year ended December 31, 2004 and the year ended December 31, 2003.

	Year Ended December 31,
	2004		2003
	Provision for Income Taxes	Overall Effective Tax Rate	Provision for Income Taxes	Overall Effective Tax Rate
	(amounts in millions)		(amounts in millions)
NYSE on a consolidated basis	$15.8	33.7%	$45.2	42.3%
NYSE Market	14.0	33.2%	42.8	42.5%
SIAC Services	1.8	37.5%	2.4	38.1%

Year Ended December 31, 2003 Versus Year Ended December 31, 2002

Overview

The following table sets forth the NYSE’s consolidated statements of income for the years ended December 31, 2003 and December 31, 2002, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2003, as compared to such item for the year ended December 31, 2002.

	Year Ended December 31,		Percent Increase (Decrease)
	2003 Restated	2002 Restated
	(amounts in millions)
Revenues
Activity assessment fees	$419.7	$290.4	44.5%
Listing fees	320.7	299.6	7.0%
Data processing fees	224.8	224.6	0.1%
Market information fees	172.4	168.9	2.1%
Trading fees	157.2	152.8	2.9%
Regulatory fees	113.2	120.4	(6.0)%
Facility and equipment fees	60.6	52.7	15.0%
Membership fees	11.0	12.8	(14.1)%
Investment and other income	40.4	47.6	(15.1)%

Total revenues	1,520.0	1,369.8	11.0%
Section 31 fees	419.7	290.4	44.5%

Revenues, less Section 31 fees	1,100.3	1,079.4	1.9%

Expenses
Compensation	517.3	511.2	1.2%
Systems and related support	146.0	143.6	1.7%
Professional services	97.5	116.9	(16.6)%
Depreciation and amortization	89.0	81.4	9.3%
Occupancy	67.0	66.3	1.1%
General and administrative	76.5	102.4	(25.3)%

Total expenses	993.3	1,021.8	(2.8)%

Income before provision for income taxes and minority interest	107.0	57.6	85.8%
Provision for income taxes	45.2	18.7	141.7%
Minority interest in income of consolidated subsidiary	1.3	2.3	(43.5)%

Net income	$60.5	$36.6	65.3%

The NYSE’s operations for the year ended December 31, 2003 resulted in net income of $60.5 million compared to net income of $36.6 million for the year ended December 31, 2002. The increase in the NYSE’s net income was driven primarily by a $20.9 million, or 1.9%, increase in revenues, less Section 31 fees, and $28.5 million, or 2.8%, decrease in expenses for the year ended December 31, 2003 compared to the year ended December 31, 2002.

Total revenues were $1,520.0 million in 2003. Revenues, less Section 31 fees, were $1,100.3 million compared with $1,079.4 million in 2002. Increases were led by listings and floor facility fees and offset by decreases in regulatory fees and investment and other income.

In 2003, expenses decreased to $993.3 million from $1,021.8 million in 2002, a decline of $28.5 million, or 2.8%. The decrease in expenses was the result of a focus on cost cutting in 2003 due to the governance and compensation issues at the NYSE. These savings are reflected primarily in professional services and general and administrative expenses.

Revenues—NYSE Market

Overview. The following table sets forth the revenues attributable to NYSE Market for the years ended December 31, 2003 and December 31, 2002, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2003, as compared to such item for the year ended December 31, 2002.

NYSE Market

	Year Ended December 31,		Percent Increase (Decrease)
	2003 Restated	2002 Restated
	(amounts in millions)
Revenues
Activity assessment fees	$419.7	$290.4	44.5%
Listing fees	320.7	299.6	7.0%
Market information fees	172.4	168.9	2.1%
Trading fees	157.2	152.8	2.9%
Regulatory fees	113.2	120.4	(6.0)%
Facility and equipment fees	60.6	52.7	15.0%
Membership fees	11.0	12.8	(14.1)%
Investment and other income	34.4	45.3	(24.1)%

Total revenues	1,289.2	1,142.9	12.8%
Section 31 fees	419.7	290.4	44.5%

Revenues, less Section 31 fees	$869.5	$852.5	2.0%

Listing Fees. The following table sets forth the revenues from listing fees as reported and on a billed basis:

	Year Ended December 31				Percent Increase (Decrease)
	2003		2002
	As Reported Restated	Billed Basis	As Reported Restated	Billed Basis	As Reported	Billed Basis
	(amounts in millions)
Annual fees	$232.2	$232.2	$210.1	$210.1	10.5%	10.5%
Original fees	88.5	62.4	89.5	75.9	(1.1)%	(17.8)%

Total listing fees	$320.7	$294.6	$299.6	$286.0	7.0%	3.0%

In 2003, compared to 2002, listing fees increased $21.1 million, or 7.0%, on an as reported basis.

Listing fees are primarily derived from annual listing fees and original fees. Original fees are deferred and amortized over the estimated service period of 10 years. The difference between the as reported revenues and the billed basis revenues is due to the amortization of listing fees in accordance with U.S. generally accepted accounting principles and SAB 101. See Note 3, “Restatement of Financial Statements”, to the consolidated financial statements for further discussion.

Annual listing fees totaled $232.2 million for the year ended December 31, 2003 on both an as reported and billed basis, an increase of 10.5% over the year ended December 31, 2002. This increase is primarily due to the increase in aggregate shares billed from 330 billion to 355 billion year over year. The fees are recognized on a pro-rata basis over the calendar year.

Original fees totaled $88.5 million for the year ended December 31, 2003, compared to $89.5 million for the year ended December 31, 2002 on an as reported basis. On a billed basis, original fees totaled $62.4 million for

December 31, 2003 compared with $75.9 million for the year ended December 31, 2002, a 17.8% decline. Year over year original listings were down from 152 to 107 in 2003 due to a decline in the general market environment for new listings. Stock splits and merger and acquisition billing activity also decreased year over year, which contributed to the decrease.

Market Information Fees. In 2003, compared to 2002, market information fees increased $3.5 million, or 2.1%. NYSE OpenBook®, NYSE’s own product, which was introduced in 2002, doubled its contribution to revenue, year over year. The non-professional/usage category was flat year over year. Lower demand from professional subscribers reduced the amount of revenues available for distribution for Network A. As a result, the NYSE recorded less Network A revenue despite its share of trades in the NYSE-listed market increasing to 89.8% in 2003, compared with 87.9% in 2002.

Trading Fees. In 2003, compared to 2002, trading fees increased 2.9% or $4.4 million in 2003. The increase was a result of pricing actions taken at the beginning of 2003, which increased the maximum dollar cap by $100,000, offset by a 3.3% decrease in average daily volume.

Regulatory Fees. In 2003, compared to 2002, regulatory fees declined $7.2 million, or 6.0%, to $113.2 million in 2003, primarily due to gross FOCUS revenue, which decreased to $145.7 billion from $163.5 billion. Partially offsetting this decrease were registration fee rate increases for branch offices.

Facility and Equipment Fees. In 2003, compared to 2002, facility and equipment fees increased $7.9 million, or 15.0%, to $60.6 million. New fees for the broker and specialist technology were introduced at the beginning of 2003 but were suspended after six months. These new fees were offset by declines in a variety of miscellaneous facility fees.

Membership Fees. In 2003, compared to 2002, annual membership fees declined $1.8 million, or 14.1%, to $11.0 million in 2003. This decline is due to a decrease in electronic access membership renewals during the year. The average charged for an electronic access membership was lower year over year, reflecting lower lease prices on the floor.

Investment and Other Income. In 2003, compared to 2002, investment and other income declined $10.9 million, or 24.1%, to $34.4 million. The decline in investment income was primarily a result of a decrease in the realized interest rate from 3.26% in 2002 to 1.95% in 2003. Remaining changes included an increase in regulatory fines of $5.2 million offset by a $4.1 million decrease in insurance recoveries relating to events of September 11, 2001, received in 2002.

Revenues—SIAC Services

Overview. The following table sets forth the revenues attributable to SIAC Services for the years ended December 31, 2003 and December 31, 2002, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2003, as compared to such item for the year ended December 31, 2002.

SIAC Services

	Year Ended December 31,		Percent Increase (Decrease)
	2003	2002
	(amounts in millions)
Revenues
Data processing fees—non-NYSE	$224.8	$224.6	0.1%
Data processing fees—NYSE	253.0	273.3	(7.4)%
Investment and other income	6.0	2.3	160.9%

Total revenues	$483.8	$500.2	(3.3)%

Data Processing Fees—Non-NYSE. Data processing fees from SIAC Services of $224.8 million in 2003 were relatively unchanged from 2002.

Data Processing Fees—NYSE. In 2003, compared to 2002, data processing fees decreased $20.3 million, or 7.4%, to $253.0 million mainly due to cost control efforts initiated after completion of significant projects following the events of September 11, 2001. Also, NYSE’s costs related to the infrastructure and trading floor support for business continuity decreased in 2003.

Investment and Other Income. In 2003, compared to 2002, investment and other income increased $3.7 million to $6.0 million, primarily as a result of net realized gains associated with SIAC’s investment portfolio. Sales of securities relating to a management portfolio review and subsequent rebalancing and improved stock market performance resulted in an increase in net realized gains during 2003.

Expenses—NYSE Market

Overview. The following table sets forth the expenses attributable to NYSE Market for the year ended December 31, 2003 and December 31, 2002, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2003, as compared to such item for the year ended December 31, 2002.

NYSE Market

	Year Ended December 31,		Percent Increase (Decrease)
	2003 Restated	2002 Restated
	(amounts in millions)
Expenses
Compensation	$281.2	$284.1	(1.0)%
Systems	34.4	36.9	(6.8)%
SIAC support	245.0	255.1	(4.0)%
Professional services	45.9	51.0	(10.0)%
Depreciation and amortization	58.3	53.6	8.8%
Occupancy	38.0	36.7	3.5%
General and administrative	66.0	85.5	(22.8)%

Total expenses	$768.8	$802.9	(4.2)%

(1)	NYSE Market’s SIAC support expense will not equal SIAC Services’ revenues from data processing fees—NYSE due to certain fees billed to the NYSE by SIAC relate to software developed for the NYSE’s internal use and as such have been capitalized.

NYSE Market Compensation

	Year Ended December 31,		Percent Increase (Decrease)
	2003	2002
	(amounts in millions)
Salaries and bonus	$163.7	$184.6	(11.3)%
Benefits and other	117.5	99.5	18.1%

Total compensation	$281.2	$284.1	(1.0)%

Compensation. In 2003, compared to 2002, compensation decreased $2.9 million or 1.0% from 2002 to 2003. A significant decline in year-end incentive compensation as a result of events at the NYSE in 2003 relating to its former chairman and chief executive officer was offset by increases in salaries and related benefit accruals and deferred compensation accrual for the former chairman and chief executive officer as well as the use of temporary staff, primarily for security.

Systems and SIAC Support. In 2003, compared to 2002, systems costs decreased $2.5 million, or 6.8%. Maintenance agreements for hardware and software for trading floor support declined year over year. SIAC Support costs decreased $10.1 million, or 4.0%, as a result of decreased SIAC services for production and development and higher costs in 2002 related to certain maintenance agreements for trading floor support.

Professional Services. In 2003, compared to 2002, professional services declined $5.1 million, or 10.0%, in 2003 primarily due to the overall effort to reduce external consultants, offset by an increase in legal expenses during the year related to governance and compensation issues that affected the NYSE during the latter half of 2003. Legal fees represented 27.2%, up from 13.7% in 2002, of professional services in 2003.

Depreciation and Amortization. In 2003, compared to 2002, depreciation and amortization increased $4.7 million or 8.8%. Capital expenditures of $43.3 million in 2003 and $79.3 million in 2002, and completion of various projects, which increased the depreciable base of fixed assets in 2003, drove the increase.

Occupancy. In 2003, compared to 2002, occupancy costs were $38.0 million in 2003, up 3.5% as utilities and real estate taxes increased.

General and Administrative. In 2003, compared to 2002, G&A expense fell $19.5 million, or 22.8%, to $66.0 million. Advertising spending was reduced significantly reflecting global events and the governance and compensation controversy at the NYSE during the second half of the year. An overall decrease in all other general expenses was partially offset by higher insurance premium costs.

Expenses—SIAC Services

Overview. The following table sets forth the expenses attributable to SIAC Services for the years ended December 31, 2003 and December 31, 2002, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2003, as compared to such item for the year ended December 31, 2002.

SIAC Services

	Year Ended December 31,		Percent Increase (Decrease)
	2003	2002
	(amounts in millions)
Expenses
Compensation	$240.8	$236.8	1.7%
Systems	111.6	106.7	4.6%
Professional services	54.9	74.4	(26.2)%
Depreciation and amortization	30.7	27.8	10.4%
Occupancy	29.0	29.6	(2.0)%
General and administrative	10.5	16.9	(37.9)%

Total expenses	$477.5	$492.2	(3.0)%

SIAC Services Compensation

	Year Ended December 31,		Percent Increase (Decrease)
	2003	2002
	(amounts in millions)
Salaries and bonus	$186.9	$185.5	0.8%
Other	53.9	51.3	5.1%

Total compensation	$240.8	$236.8	1.7%

Compensation. In 2003, compared to 2002, compensation increased $4.0 million, or 1.7%, to $240.8 million. Average headcount (average of the month-end headcount during the period) rose slightly to 1,724 in 2003, from 1,708 in 2002. Benefits expenses also increased as a result of changes in certain actuarial assumptions for the qualified and non-qualified retirement plans. These increases were partially offset by costs incurred in 2002 and not 2003 related to non-qualified plan retirement benefits.

Systems. In 2003, compared to 2002, systems costs increased $4.9 million, or 4.6%, to $111.6 million, primarily due to increased communications and network costs incurred for the SFTI network, which was launched in 2003.

Professional Services. In 2003, compared to 2002, professional services declined $19.5 million, or 26.2%, to $54.9 million due to cost containment initiatives. Average contract staff headcount in 2003 fell to 251, from 334 in 2002.

Depreciation and Amortization. In 2003, compared to 2002, depreciation and amortization increased $2.9 million, or 10.4%, to $30.7 million in 2003. Capital expenditures in 2003 of $33.8 million, which were for investments in technology and infrastructure, contributed to the increase.

Occupancy. In 2003, compared to 2002, occupancy costs were relatively flat year over year, a decrease of $0.6 million, or 2.0%, to $29.0 million in 2003.

General and Administrative. In 2003, compared to 2002, G&A expense fell $6.4 million, or 37.9%, to $10.5 million. The decrease was due primarily to cost containment programs implemented in 2003 and non-recurring asset impairments incurred in 2002 as a result of the events of September 11, 2001.

Income Taxes

The overall effective tax rate for the years ended December 31, 2003 and December 31, 2002 was 42.3% and 32.5%, respectively. An increase in net income before provision for income taxes of $49.3 million in 2003 and the receipt of $4.1 million in 2002 of non-taxable insurance proceeds as a result of the September 11, 2001 events, drove the increased in the year-over-year effective rate change.

The following table sets forth the provision for income taxes, and the overall effective tax rate for the NYSE, on a consolidated basis, as well as for its two operating segments—NYSE Market and SIAC Services—for the year ended December 31, 2003 and the year ended December 31, 2002.

	Year Ended December 31,
	2003		2002
	Provision for Income Taxes	Overall Effective Tax Rate	Provision for Income Taxes	Overall Effective Tax Rate
	(amounts in millions)		(amounts in millions)
NYSE on a consolidated basis	$45.2	42.3%	$18.7	32.5%
NYSE Market	42.8	42.5%	17.7	35.7%
SIAC Services	2.4	38.1%	1.0	12.5%

Critical Accounting Estimates

The following provides information about the NYSE’s critical accounting estimates. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions.

Revenue Recognition

Listing fees include original fees, which are paid at the time a company initially lists on the NYSE and effects a corporate transaction that results in the listing of additional shares. Companies also pay annual fees to remain listed on the NYSE. Annual fees are recognized ratably over the course of the related period. Original fees are recognized on a straight-line basis over their estimated service period. (See Note 3 to the consolidated financial statements, “Restatement of Financial Statements” for further discussion.)

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the NYSE’s accounts receivable portfolio and is modified by management from time to time. Increases in the allowance for doubtful accounts are charged against operating results and the allowance is decreased by the amount of charge-offs, net of recoveries. The allowance is based on several factors, including a continuous assessment of the collectibility of each account. In circumstances where a specific customer’s inability to meet its financial obligations is known, the NYSE records a specific allowance for doubtful accounts against amounts due to reduce the receivable to the amount it reasonably believes will be collected. Accounts with outstanding balances in excess of 60 to 90 days are reviewed monthly to make changes to the allowance as appropriate.

Income Taxes

The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. The NYSE reviews its deferred tax assets for recovery; when the NYSE believes that it is more likely than not that a portion of its deferred tax assets will not be realized, a valuation allowance would be established. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the NYSE’s financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have a material impact on the NYSE’s financial position or results of operations.

Pension and Other Post-Retirement Employee Benefits (OPEB)

Pension and OPEB costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect NYSE’s pension and other post-retirement obligations and future expense.

Software Development

The NYSE accounts for software development costs under AICPA Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and other related guidance. The NYSE expenses software development costs as incurred during the preliminary project stage, while it capitalizes costs incurred during the application development stage, which included design, coding, installation and testing activities. Amortization of capitalized software development costs is computed on a straight-line basis over the software’s estimated useful life, generally three years.

Liquidity and Capital Resources

Historically, the NYSE’s primary source of liquidity has been cash generated by the NYSE’s operations. The NYSE’s primary liquidity requirements are for working capital, capital expenditures, and general corporate purposes. The NYSE’s working capital was $789.3 million and $757.7 million at June 30, 2005 and December 31, 2004, respectively. NYSE Market’s capital expenditures (not including SIAC Services) equaled $79.3 million, $43.3 million and $82.3 million in 2002, 2003 and 2004, respectively, relating primarily to trading technology and corporate infrastructure, which included investments in software development and hardware. NYSE Market’s capital expenditures of $82.3 million in 2004 were nearly double its capital expenditures of $43.3 million in 2003. This increase was the result of an overall slowdown in spending in 2003 at the NYSE and a focus in 2004 on updating the NYSE’s corporate and regulatory systems, as well as its trading technology. The NYSE estimates that total 2005 capital expenditures will be approximately $100 million, of which approximately $37 million has been spent as of June 30, 2005. Capital expenditures continue to relate primarily to the development and maintenance of the NYSE’s corporate and regulatory systems and to its trading technology, including expenditures relating to the development and implementation of NYSE Hybrid Market and compliance with Regulation NMS.

Cash and cash equivalents are generated primarily from the NYSE’s listing services, sales of market information, collection of activity assessment fees (which are fully remitted to the SEC), data processing services provided by SIAC, collections of regulatory fees (which are primarily based on FOCUS filing amounts), fees generated from trading (which are generally based on volume and commissions subject to certain caps), and investment income.

At June 30, 2005, the NYSE had $43.6 million of cash and cash equivalents, an increase of $28.2 million from its cash and cash equivalents at December 31, 2004. Current assets readily convertible into cash include accounts receivable, securities purchased under agreements to resell and marketable securities. These assets totaled $1.370 billion at June 30, 2005 and, when combined with cash and cash equivalents, represented 92.8% of the NYSE’s current assets.

With respect to investment activities, the boards of directors of the NYSE and SIAC have separately approved investment policies for externally managed portfolios. The goals of the policies are to preserve principal, maintain adequate liquidity at all times to fund current budgeted operating and capital requirements, and to maximize returns relative to investing guidelines and market conditions. The NYSE’s policies prohibit it from investing in equity securities. The NYSE’s policies require that all securities must be rated AA or better by two nationally recognized rating organizations and must be invested in U.S. dollar denominated securities. SIAC’s policies require that all securities must be rated AAA or better by two nationally recognized rating organizations and must be invested in U.S. dollar denominated securities. A portion of SIAC’s portfolio is used to fund its non-qualified benefit obligations. The average duration of the portfolios for both the NYSE and SIAC must not exceed two years. Both the NYSE and SIAC periodically review their respective policies and investment managers.

The NYSE’s cash flows could fluctuate as a result of a number of factors, including: (a) changes in the demand for the NYSE’s services resulting from changes in the number of initial public offerings (which generate original and annual listing fees) or the number of NYSE-listed companies that delist from the NYSE (which has an impact on annual listing fees collected by the NYSE); (b) changes in the NYSE’s share of Tape A trades (which has an impact on the amount of market information revenues that the NYSE collects); (c) changes in the demand for data processing services from SIAC customers; (d) changes in volume or commissions on which trading fees are generated; (e) changes in FOCUS revenues reported by NYSE members (on which regulatory fees are calculated); and (f) changes in the fixed income environment in which the NYSE’s investment portfolio is primarily invested. The NYSE has stated that it will propose amendments to increase current trading fees and floor facility fees. Because these proposed amendments have not yet been filed with the SEC, however, the NYSE cannot predict the impact that such amendments will have on liquidity. In addition, the NYSE has incurred significant litigation expenses over the past two years. The NYSE is unable to estimate the amount of such expenses that will be incurred in the future.

If the NYSE’s merger with Archipelago occurs, the NYSE members will be entitled to cash consideration of $409.8 million. In addition, the merger agreement requires as a condition to the consummation of the mergers that, upon completion of the mergers, the NYSE will have at least $280.0 million in net cash, as defined in the merger agreement and described under “The Merger Agreement—Calculation of Net Cash.” The NYSE anticipates that it will incur costs associated with the mergers, primarily for legal, accounting and other advisory services.

The NYSE believes that cash flows from its operating activities will be sufficient to fund its current operations, including costs associated with the mergers, for at least the next 12 months. At June 30, 2005, the NYSE had $43.6 million in cash, no outstanding short-term or long-term debt, and no lines of credit. In order to meet the $280.0 million net cash requirement and to fund the $409.8 million cash payment to NYSE members in the mergers, the NYSE intends either to sell a portion of its investment securities, which totaled approximately $1.1 billion at June 30, 2005, less amounts segregated at SIAC for non-qualified benefit obligations, or borrow the cash that it needs. If existing cash balances are insufficient, the NYSE intends to seek additional financing. It should be noted, however, that the NYSE may not be able to obtain additional financing on acceptable terms or at all.

Operating Activities. Operating cash flows equaled $331.8 million for the six months ended June 30, 2005, primarily due to the collections of billings for annual fees, which are billed at the beginning of the year and are primarily collected in the first half of the year. During the third quarter of 2005, the NYSE will be required to remit a payment to the SEC for Section 31 fees (see Note 2 of the Consolidated Financial Statements for a description of these fees). The NYSE remits payments to the SEC biannually and, as of June 30, 2005, recorded a $271.8 million amount due to the SEC. The NYSE collects amounts from NYSE members under its Rule 440h in order to cover the Section 31 fees. The NYSE does not anticipate issues in its collection of these amounts.

Investing Activities. Net cash used in investing activities equaled $299.6 million for the six months ended June 30, 2005. This cash was used to make additional investments in marketable securities and additional investments in upgrading the NYSE’s trading floor technology and corporate and regulatory systems.

Quantitative and Qualitative Disclosure About Market Risk

Market risk represents the risks of changes in the value of a financial instrument, derivative or non-derivative, caused by fluctuations in interest rates and equity prices. Our primary market risk is associated with fluctuations in interest rates and the effects that such fluctuations may have on our investment portfolio. As of December 31, 2004, investments consist of fixed income instruments with an average duration of 1.15 years and 0.55 years for the NYSE and SIAC, respectively. Both portfolios investment objective is to invest in debt securities to preserve principal while maximizing yields, without significantly increasing risk. These investment securities are subject to interest rate risk and their fair values may fluctuate with changes in interest rates. Management does not believe that a 100 basis point fluctuation in market interest rates will have a material effect on income or cash flows from, or the carrying value of, the investment portfolios as of December 31, 2004.

The NYSE does not believe that it has material exposure to interest rate or foreign currency risks as of December 31, 2004. Furthermore, the NYSE has not entered into any derivative contracts to mitigate such risks.

Summary Disclosures About Contractual Obligations

The table below summarizes the NYSE’s future minimum lease payments on its operating and capital leases as of June 30, 2005:

	Payments due by year
	Total	2005	2006	2007	2008	2009	Thereafter
	(amounts in thousands)
Operating lease obligations	$345,817	$30,459	$55,367	$49,482	$38,702	$35,173	$136,634
Capital lease obligations (1)	36,343	7,083	11,157	9,538	7,537	1,028	—

Total	$382,160	$37,542	$66,524	$59,020	$46,239	$36,201	$136,634

(1)	The lease payments also include interest payable of $7.5 million.

The NYSE also has obligations related to the deferred compensation and other post-retirement benefits. The date of payment under these obligations cannot be determined.

Responsibility for Financial Statements

NYSE management has prepared the accompanying consolidated financial statements of the New York Stock Exchange, Inc. and its subsidiaries in accordance with accounting principles generally accepted in the United States. Management is responsible for the fair presentation in these financial statements of the NYSE’s financial position, results of operations and cash flows. The accounts of all majority owned subsidiary companies have been included in the NYSE’s consolidated financial statements.

Financial controls over NYSE operations include a system of internal controls designed to provide assurance that the assets of the NYSE are safeguarded against loss from unauthorized use or disposition and that the books and records, from which the consolidated financial statements were prepared, properly reflect the transactions of the NYSE and its subsidiaries. Important elements of the internal control system include budgets and financial plans which are subjected to continuous review throughout the year, policy and procedure manuals, an organizational structure providing division and delegation of responsibilities, careful selection and training of qualified financial personnel, an annual attestation by all employees of adherence to the NYSE’s Statement of Business Conduct and Ethics, and a program of ongoing internal audits.

In 2004, management moved aggressively to upgrade the NYSE’s financial systems and controls. The NYSE board of directors authorized a significant investment in the NYSE’s financial systems including implementation of automated expense and procurement systems, a general ledger with additional functionality, a treasury and cash management system, a budgeting system, and document imaging capability. The NYSE also introduced a new internal budgeting and planning process, fully allocated profit-and-loss statements reflecting its new organizational structure, a business-unit control function, and monthly variance analyses.

During 2004 and continuing in 2005, the NYSE performed a review of accounting policies and processes to ensure it is following best practice and to strengthen its processes surrounding significant estimates. This included reviewing the estimated useful lives of all of the NYSE’s fixed assets and revising these estimates in certain categories. The NYSE also reviewed key policies related to certain employee benefits to ensure appropriate measurement. The NYSE has implemented a representation process throughout NYSE management for sign-off on financial statements and a similar process at SIAC for the preparation of its results. During 2005, the NYSE has begun to address compliance with Sections 404 and 302 of the Sarbanes-Oxley Act. All of these steps have strengthened the financial reporting process and the related control structure to which the NYSE will become subject as a result of its proposed merger with Archipelago.

INFORMATION ABOUT ARCHIPELAGO

The following is a summary of certain aspects of Archipelago’s business. For a more complete understanding of Archipelago, you should read the business, financial and other information about Archipelago incorporated by reference into this document. For a list of the documents incorporated by reference into this document, see “Where You Can Find More Information.”

Overview

Archipelago operates the Archipelago Exchange, or ArcaEx, the first open, all-electronic stock market in the United States for trading equity securities listed on the NYSE, Nasdaq, the American Stock Exchange and the Pacific Exchange, as well as exchange-traded funds and other exchange-listed securities. Following its acquisition of PCX Holdings on September 26, 2005, Archipelago also owns and operates the Pacific Exchange, which is one of nine national securities exchanges in the United States. The Pacific Exchange operates and provides the facilities, technology, systems and regulatory surveillance and compliance services required for the operation of a marketplace for trading options on exchange-listed securities and securities listed on Nasdaq. The Pacific Exchange also provides self-regulatory services, including regulatory and market management services for options and equity trading and is the regulator of ArcaEx. See “Regulation” for more information regarding the regulatory function of the Pacific Exchange.

Archipelago’s trading platforms link traders to multiple U.S. market centers without market intermediaries and provide customers with fast electronic execution and open, direct and anonymous market access. The technological capabilities of Archipelago’s trading systems combined with its trading rules have allowed Archipelago to create a large pool of liquidity that is available to customers internally on ArcaEx and externally through other market centers.

History

In December 1996, Gerald D. Putnam, Archipelago’s chairman and chief executive officer, co-founded The Archipelago Electronic Communications Network, or the Archipelago ECN, the precursor to ArcaEx, to take advantage of a market opportunity resulting from the SEC’s new order handling rules that govern trading in Nasdaq-listed securities. These rules were designed to address growing concerns regarding unfair and discriminatory pricing of customer orders for securities, and to promote transparency and enhance execution opportunities for customer orders in U.S. equity markets.

Electronic communications networks (“ECNs”) are electronic trading systems that automatically match buy and sell orders at specified prices. ECNs register with the SEC as broker-dealers. The Archipelago ECN was the first ECN to link traders to pools of liquidity throughout the U.S. securities markets without market intermediaries. In July 2000, Archipelago partnered with the Pacific Exchange to develop ArcaEx. The SEC approved the establishment of ArcaEx and the related rules in October 2001.

In March 2002, ArcaEx’s listed platform became operational and Archipelago began trading Pacific Exchange-listed securities on ArcaEx. By November 2002, Archipelago completed the rollout of exchange-listed securities on ArcaEx, and in April 2003 Archipelago fully integrated its trading platforms and completed the migration of Nasdaq-listed securities from Archipelago ECN to ArcaEx. On August 19, 2004, Archipelago completed an initial public offering of its common stock.

On September 26, 2005, Archipelago acquired PCX Holdings and all of its wholly owned subsidiaries, including the Pacific Exchange and PCX Equities.

Archipelago’s Business

Archipelago was the first trading system to link traders to multiple U.S. market centers without market intermediaries. Archipelago accomplished this by developing an “outbound” routing capability that directs customers’ orders to other market centers that display a better price than Archipelago’s trading system. By bringing together buy orders and sell orders in this manner, Archipelago has been able to increase its trading platform’s liquidity, which is the number and range of buy orders and sell orders available to its customers.

Archipelago has also introduced trading platforms and services designed to enhance the speed and quality of trade execution for its customers. Archipelago’s trading platforms provide its customers with fast electronic execution, and transparent, direct and anonymous market access. In addition to its core execution services, Archipelago provides customers with market data on a real-time and summary basis and, as the equities trading facility of the Pacific Exchange, offers companies and index providers that list on the Pacific Exchange a trading venue for their equity securities, exchange-traded funds and other structured products. Archipelago is committed to expanding and enhancing its suite of products and service offerings for both trading clientele and listed companies.

Archipelago generated approximately $541.3 million in total revenues in 2004, and approximately $261.5 million in total revenues in the first half of 2005. Approximately 99% of Archipelago’s total revenues in these periods consisted of transaction fees and market data fees generated by securities transactions executed on or through its trading platforms.

Competitive Strengths

Archipelago has several key competitive strengths:

Exchange Facility and Market Structure. As the operator of ArcaEx, a facility of a national securities exchange, Archipelago believes it has business flexibility and the opportunity to increase its revenues. Archipelago believes that these advantages, together with its efficient regulatory structure, will enable it to continue to improve its competitive position.

Trading Technology Platform. Archipelago’s technologically-advanced trading platform offers functionality, performance and reliability. Archipelago believes that its technology has been and will continue to be a major factor in the development and growth of its business.

Management Team with Track Record of Success and Innovation. Led by Mr. Putnam, Archipelago’s chairman and chief executive officer, Archipelago has a strong and dedicated management team with significant experience in the securities trading industry and technology sector. These individuals have worked together closely since Archipelago partnered with the Pacific Exchange to create ArcaEx in 2000. Archipelago believes that, through their leadership, it has successfully recognized and responded to market opportunities and adapted to numerous changes in its operating and regulatory environment, while continuing to grow its business.

Customer Focus. Archipelago is committed to building strong relationships with its customers, and believes it has been successful in doing so by: bringing to market new products and services that serve its customers’ trading objectives; developing a highly trained and experienced sales team that is responsive to customers’ trading needs; and investing resources to establish connectivity between its trading platforms and the desktops and trading systems of its customers, enabling them to do business with Archipelago more easily.

Archipelago’s Operations

Products and Services

Archipelago provides trading platforms and services that are designed to improve the speed and quality of trade execution for its customers. Its revenues are derived primarily from transaction fees and market data fees.

Trading Platforms and Services

Archipelago operates two trading platforms, ArcaEx and the ArcaEdge, and offers a variety of execution-related services, including its outbound routing capability.

The Archipelago Exchange or ArcaEx. Through ArcaEx, customers can trade over 8,000 equity securities, including securities listed on the NYSE, Nasdaq, the American Stock Exchange and the Pacific Exchange, exchange-traded funds and other exchange-listed securities. ArcaEx operates on three simple but fundamental principles: fast electronic execution, transparency and open market access. On ArcaEx, buyers and sellers meet directly in an open electronic environment governed by trading rules designed to reflect these three fundamental principles.

On ArcaEx, buyers and sellers can view Archipelago’s open limit order book, known as the ArcaBookSM, which displays orders simultaneously to both the buyer and the seller. Buyers and sellers also can submit these orders on an anonymous basis if they so choose. Permitted users of ArcaEx, referred to as equity trading permit holders, and other users of ArcaEx who are introduced to the system by equity trading permit holders, are able to submit orders to the ArcaBook. Any registered broker-dealer who wishes to trade on ArcaEx must become a permit holder by obtaining an equity trading permit from PCX Equities. Broker-dealers that do not hold exchange trading permits may access ArcaEx through an exchange trading permit holder. Once orders are submitted, all trades are executed in the manner designated by the party entering the order, which is at prices equal to or better than the national best bid or offer. Archipelago’s trading system is designed to search across different market centers, including the NYSE and other exchanges, ECNs and Nasdaq, for the best price for each order. Archipelago’s trading rules are predicated on the principle of “price-time priority” within ArcaEx, which requires execution of orders at the best available price and, if orders are posted at the same price, based on the time the order is entered on ArcaEx. Buy orders and sell orders are posted on ArcaEx in price order (best to worst) and then if prices are the same, they are ordered based on the time the buy order or sell order was posted (earliest to latest). ArcaEx users may choose to have their unexecuted orders left on the ArcaBook, returned to them, or routed to other markets using Archipelago’s outbound routing capability. One of Archipelago’s broker-dealer subsidiaries provides Archipelago with a routing service on a non-exclusive basis and routes orders for participating customers to external market centers. The technological capabilities of Archipelago’s trading systems, together with its trading rules, have allowed Archipelago to create a large liquidity pool available to customers internally on ArcaEx and externally through other market centers.

During 2004, Archipelago’s customers executed approximately 416.6 million transactions in U.S. equity securities through ArcaEx, with 86.6% of the volume represented by transactions executed within Archipelago’s internal liquidity pool—i.e., the matching buy and sell orders were posted on ArcaEx—without routing to other market centers. Archipelago’s transaction volumes in 2004 represented approximately 115.0 billion shares of Nasdaq-listed securities, 8.4 billion shares of NYSE-listed securities and 16.9 billion shares of the American Stock Exchange-listed securities. From January 1, 2005 to June 30, 2005, Archipelago’s share of trading volume of NYSE-listed securities was 2.9%, its share of trading volume of Nasdaq-listed securities was 23.3%, and its share of trading volume of American Stock Exchange-listed securities was 27.7%.

The ArcaEdge. Archipelago also operates The ArcaEdge, a trading platform designed to bring the benefits of ArcaEx—fast electronic execution, transparency and open market access—to the trading of equity securities that are quoted on the OTC Bulletin Board. During 2004, trading on ArcaEdge accounted for less than 1% of Archipelago’s transaction fees. From January 1, 2005 to June 30, 2005, Archipelago’s share of trading volume of OTC Bulletin Board securities was 1.2%.

Market Data Products

Archipelago offers customers market data products on a real-time and on a summary basis. Archipelago’s market data products are designed to improve trade execution and enhance understanding of market dynamics. Customers can view in real time the bids and offers posted on ArcaEx and can access other extensive market and trading data through Archipelago’s website. In 2004, Archipelago launched ArcaVision, a product that provides customers with critical market data on particular stocks.

Real-Time Data Feeds and Market Data Fees. Through the Pacific Exchange, Archipelago participates in the national market system for the consolidation, dissemination and sale of market data in U.S. exchange-listed securities and Nasdaq-listed securities. Through the Pacific Exchange, Archipelago earns market data fees, based on the level of trading activity on ArcaEx, by providing its data to the centralized aggregators of this information that in turn sell the data to third-party consumers such as Thomson Financial Inc. and Bloomberg, L.P. During 2004, Archipelago generated approximately $56.6 million in revenues from market data fees in 2004 and approximately $30.7 million in the first half of 2005.

ArcaVision. In 2004, Archipelago launched ArcaVision, a product that offers analytic tools that go beyond the traditional trading data that is available to customers. ArcaVision, developed in response to customer demand for increasingly detailed analyses of trading patterns, is designed to provide customers with critical market data on particular stocks. The ArcaVision website is now available to issuers listed on the Pacific Exchange, customers executing trades on ArcaEx, and the general public. ArcaVision’s sophisticated system enables Archipelago to customize the views available to each user to meet their specific needs.

Listing Fees

Under Archipelago’s contractual agreements with the Pacific Exchange, Archipelago is entitled to all listing fees from issuers that list their equity securities on the Pacific Exchange. Because Archipelago is not a national securities exchange, an issuer seeking to obtain an “ArcaEx listing” must list on the Pacific Exchange for trading on ArcaEx. Through its current alliance with the Pacific Exchange, Archipelago offers companies and index providers that list on the Pacific Exchange a trading venue for their equity securities, exchange-traded funds and other structured products. ArcaEx offers various benefits to the Pacific Exchange-listed issuers, including competitive listing fees and access to real-time and summary market data. Summary data products include ArcaVision. Archipelago believes that its introduction of value-added products, such as ArcaVision, for existing clients will make the Pacific Exchange a more attractive listing venue for trading on ArcaEx. Archipelago generated approximately $445,000 in revenues from listing fees in 2004, and approximately $241,000 in the first half of 2005.

Information Technology

Technology is fundamental to Archipelago’s overall business strategy. Archipelago is committed to the ongoing development, maintenance and use of technology and to providing its customers with technological solutions. Archipelago spent approximately $30.0 million on its information technology in 2004. Archipelago’s electronic trading platform runs on mid-range Sun Microsystems servers, and its system is designed to accept up to 10,000 orders per second and to provide up to 2,000 simultaneous customer connections. During 2004, Archipelago’s system handled an average of 19.2 million orders daily and 1.7 million trades daily, with a capacity to handle up to six million trades daily. Archipelago believes that it can quickly increase this capacity up to a maximum of 10 million trades daily.

Option Trading Services

Through its wholly owned subsidiary, the Pacific Exchange, Archipelago operates a marketplace for trading options on exchange-listed securities and securities listed on Nasdaq. The underlying securities are listed and trade on ArcaEx, the NYSE, American Stock Exchange and Nasdaq. Archipelago provides options trading facilities, technology and systems as well as regulatory, surveillance and compliance services and lists options on stocks that meet certain minimum criteria. Archipelago’s options business trades approximately 500,000 contracts each day on more than 1,700 stocks.

Archipelago’s options business uses a technology platform and market structure that is designed to enhance the speed and quality of trade execution for its customers and to attract additional sources of liquidity by allowing market makers to have access to its markets remotely and by integrating floor-based participants and remote market makers.

The revenue from Archipelago’s options business is derived primarily from transaction execution services, market data services on a real-time or summary basis and providing a trading venue for issuers of options contracts.

Options Listing. Under the rules of the Pacific Exchange, in order to list an option on a stock, there must be at least seven million shares of the underlying stock available for public trading, with at least 2,000 holders of the security. In addition, there must be active public trading in the underlying stock, and that stock must meet certain minimum price tests. These rules also include specialized criteria for listing options on certain types of securities, such as shares of index funds or exchange-traded funds, trust-issued receipts and American Depositary Receipts. Compliance with these rules and criteria are monitored and determined by the Pacific Exchange.

Options Products. Options contracts are contracts with standardized terms that give the buyer the right, but not the obligation, to buy or sell a particular stock or stock index at a fixed price (the strike price) for a specified period of time (until the expiration date). A call is the right to buy, and a put is the right to sell. The person who purchases an option, whether a put or a call, is the option “buyer”; the person who sells the put or call is the option “seller” or “writer.”

Options are used in various ways by a range of investors with different goals and strategies, including:

•	protecting equities portfolios by using options as a hedge and buying puts as a protection against unexpected declines in price;

•	generating income by selling calls on owned stocks which provides the opportunity to recognize gains with limited upside potential;

•	speculating the directing of a stock price by purchasing puts or calls in anticipation of a stock’s directional movement and hope of return on risk; and

•	taking advantage of arbitrage opportunities by purchasing puts or calls in order to exploit perceived value differences between or among related instruments.

Options Clearing and Settlement. All options contracts traded on Archipelago’s options exchange as well as other U.S. securities exchanges are issued and cleared by the OCC, a clearing corporation registered with the SEC and owned by member options exchanges, including the Pacific Exchange, a wholly owned subsidiary of Archipelago. The OCC, which issues and clears all U.S.-listed options, as well as certain futures and options on futures on a number of underlying financial assets including common stocks, currencies, stock indices and interest rate composites, is the world’s largest clearing organization for options and equity derivatives, generally.

ArcaEx Tech 100 Index

The ArcaEx Tech 100 Index is a price-weighted, broad-based index. Comprised of 100 listed and over-the-counter stocks from 14 different industries including computer hardware, software, semiconductors, telecommunications, data storage and processing, electronics and biotechnology, the ArcaEx Tech 100 Index is a tech sector equivalent of the Dow Jones Industrial Average and is a market indicator used by mutual fund rating services, analysts, asset managers and private investors to gauge the overall performance of the technology sector of the U.S. equity market. Archipelago owns and maintains the ArcaEx Tech 100 Index through its wholly owned subsidiary, the Pacific Exchange.

Recent Developments

Divestiture of Wave Securities

In connection with Archipelago’s acquisition of PCX Holdings and its subsidiaries, the Pacific Exchange has adopted a rule that provides, among other things, that Archipelago can continue to own and operate Wave

Securities, L.L.C., a broker-dealer and a wholly owned subsidiary of Archipelago, following the close of Archipelago’s acquisition of PCX Holdings, but only until December 31, 2005. In order to comply with this provision, Archipelago intends to pursue the sale of Wave Securities to a third party prior to December 31, 2005. See “Risk Factors—Risks Relating to NYSE Group’s Business—There are significant risks and uncertainties associated with Archipelago’s intended divestiture of Wave Securities” for a discussion of the risks associated with Archipelago’s divestiture of Wave Securities.

Wave Securities currently offers agency brokerage services to institutional customers seeking to gain access to ArcaEx and other market centers electronically. Because Wave Securities’ institutional customers are not registered as broker-dealers, they do not have access to ArcaEx or other market centers directly as members. For the fiscal year ended December 31, 2004, Wave Securities’ institutional customer business totaled $51.5 million, or 9.5% of Archipelago’s consolidated revenues for that fiscal year.

Acquisition of PCX Holdings

On September 26, 2005, Archipelago completed the acquisition of PCX Holdings and all of its wholly owned subsidiaries, including the Pacific Exchange and PCX Equities, under the terms of a merger agreement that was originally executed on January 3, 2005 and then amended and restated on July 22, 2005. Archipelago paid an aggregate merger consideration of approximately $90.9 million to PCX Holdings shareholders and option holders in the transaction. The aggregate merger consideration consisted of: (i) $66.3 million, representing the total dollar value of 1,645,415 shares of Archipelago common stock held by PCX Holdings at the time of the closing; plus (ii) $17.0 million; plus (iii) $8.0 million as a working capital adjustment; and minus (iv) an adjustment of $0.4 million relating to the excess of the actual amount of change-of-control and related payments to PCX Holdings executives over an agreed threshold. When the parties entered into the original PCX Holdings merger agreement, the value of Archipelago common stock held by PCX Holdings was to be determined using the average closing price per share of Archipelago’s common stock for the ten trading days immediately prior to signing the original PCX merger agreement, which was $20.4750. When Archipelago agreed to merge with the NYSE, however, by operation of the terms of the original PCX Holdings merger agreement (which were unaffected by its amendment and restatement in July 2005), the price used to value Archipelago common stock held by PCX Holdings was changed to the average closing price per share of Archipelago’s common stock for the ten consecutive trading days immediately preceding (and ending on the last day prior to) the date of the closing of the PCX Holdings acquisition. That price, which was used to value the 1,645,415 shares of Archipelago common stock held by PCX Holdings at the time of the closing, was $40.28. The consideration was paid in all cash. Under the terms of the original PCX Holdings merger agreement, the consideration was to be paid approximately 80% in cash and the remaining 20% in shares of Archipelago common stock; this was changed to all cash in connection with the amendment and restatement of the PCX Holdings merger agreement in July 2005.

Restrictions in Connection with Archipelago’s Acquisition of PCX Holdings

After the completion of Archipelago’s acquisition of PCX Holdings, Archipelago’s continued ownership of certain of its subsidiaries that are registered broker-dealers and ETP Holders of the Pacific Exchange would have caused them to exceed the ownership and voting limitations contained in the PCX Holdings certificate of incorporation, absent specific approvals from the SEC. Consequently, in addition to the Wave divesture discussed in this document, in connection with approving Archipelago’s ownership of PCX Holdings, the SEC approved a rule proposal of the Pacific Exchange that limits the conduct of Archipelago’s business following the completion of its acquisition of PCX Holdings. These limitations are described below:

•

Outbound Router Function. Archipelago Securities, a wholly owned subsidiary of Archipelago, is a registered broker-dealer, a member of the NASD, and an ETP Holder of the Pacific Exchange. Archipelago Securities currently provides an optional routing service for ArcaEx to route orders to other market centers from ArcaEx (we refer to this service as the “Outbound Router function”). The SEC approved Archipelago Securities to be a facility of the Pacific Exchange, subject to certain conditions, including that Archipelago Securities will not engage in any business other than its Outbound Router function (including, in that function, the self-clearing functions that it currently performs for trades with respect to orders routed to other market centers).

•	Inbound Router Function. Archipelago Trading Services, Inc., a wholly owned subsidiary of Archipelago, is also a registered broker-dealer, a member of the NASD, and an ETP Holder of PCX Equities. Archipelago Trading acts as an introducing broker for non-ETP Holder broker-dealer customers for securities traded on ArcaEx (we refer to this service as the “Inbound Router function”). In addition, Archipelago Securities provides clearing functions for trades executed by the Inbound Router function. The SEC has granted temporary approval until the earlier of March 31, 2006 and the closing date of the proposed merger of the NYSE and Archipelago for Archipelago to continue to own and operate the Inbound Router function of Archipelago Trading and the related clearing function of Archipelago Securities, provided that the revenues derived by Archipelago from the Inbound Router function of Archipelago Trading do not exceed 7% of the consolidated revenues of Archipelago (determined on a quarterly basis), the Inbound Router function of Archipelago Trading does not accept any new clients following the closing of the PCX Holdings acquisition, and Archipelago continues to maintain and comply with its current information barriers between the Inbound Router function of Archipelago Trading, on the one hand, and the Pacific Exchange, Pacific Equities and other subsidiaries of Archipelago that are facilities of the Pacific Exchange or Pacific Equities, on the other hand.

•	Terra Nova. The SEC has also granted a temporary exception until December 31, 2005 for Gerald D. Putnam, chairman of the board of directors and chief executive officer of Archipelago, to continue to indirectly beneficially own, through TAL Financial Services, LLC (“TFS”), in excess of 5% of Terra Nova Trading, L.L.C. (“TNT”), a registered broker-dealer, a member of the NASD, and an ETP Holder of PCX Equities, and to serve on the management committee of TFS, the owner of TNT.

•	Alternative Trading System. In addition to its Inbound Router function, Archipelago Trading operates an alternative trading system for trading in over-the-counter bulletin board securities that are not traded on any securities exchange (the “ATS OTC function”). The SEC approved a Pacific Exchange rule proposal that permits Archipelago to continue to own and operate the ATS OTC function of Archipelago Trading for a period of 60 days following the closing of the PCX Holdings acquisition. Archipelago intends to apply for permanent approval of the ATS OTC function prior to the expiration of this temporary pilot approval.

•	DOT. Archipelago Securities also engages in the business of providing broker-dealer clients with direct connectivity to the NYSE, through the NYSE’s Designated Order Turnaround system (the “DOT function”). The SEC has approved a Pacific Exchange rule proposal that permits Archipelago to continue to own and operate the DOT function of Archipelago Securities until the earlier of a period of 60 days following the closing of the PCX Holdings acquisition and the closing of the proposed mergers of the NYSE and Archipelago, on the condition that in no event will the Pacific Exchange or Archipelago request that this exception be extended beyond the completion of the proposed mergers of the NYSE and Archipelago. Because the expiration of the 60-day period following the completion of the PCX Holdings acquisition is expected to occur before the completion of the proposed mergers of the NYSE and Archipelago, Archipelago intends to apply for an extension of the temporary approval to the completion of the proposed mergers of the NYSE and Archipelago.

INFORMATION ABOUT NYSE GROUP

Overview

NYSE Group is a newly incorporated Delaware corporation that is currently a joint wholly owned subsidiary of the NYSE and Archipelago. Upon the completion of the mergers, NYSE Group will become the parent company of the successors to the NYSE and Archipelago, which will continue to operate separately under their respective brand names. NYSE Group’s headquarters will be the current headquarters of the NYSE at 11 Wall Street, New York, New York 10005, and its telephone number will be (212) 656-3000, which is the current telephone number of the NYSE.

To date, NYSE Group has not conducted any material activities other than those incident to its formation and the matters contemplated by the merger agreement, such as the formation of wholly owned subsidiaries involved in the mergers (including NYSE Merger Sub LLC, Archipelago Merger Sub and NYSE Market), the making of certain required securities law filings and the preparation of this document and the registration statement of which this document forms a part. After the mergers, NYSE Group will serve as the holding company for the successors to the NYSE and Archipelago, and, therefore, the information contained under “Information About the NYSE” and “Information About Archipelago,” as well as Archipelago’s documents filed with the SEC and incorporated by reference into this document, should be considered in understanding the business and operations of NYSE Group.

Competition

The securities markets are intensely competitive, and competition may be expected to further intensify. NYSE Group will have numerous aggressive competitors, both domestically and around the world. It will compete with other markets, electronic communication networks, market-makers and other execution venues based on best price, depth of liquidity, all-in cost, anonymity, speed, functionality and certainty of execution. In addition to competition for trading revenues, NYSE Group will compete with other exchanges and markets for listings. It will also compete in the market information and technology arenas. Because some of NYSE Group’s prospective customers are not registered securities exchanges, they will operate with less regulatory oversight than NYSE Group, enabling them to move with greater agility in response to changes in the markets or economic environment.

NYSE Group’s principal domestic competitors for trading listed equity securities will include Nasdaq and INET ECN (either together if their proposed merger is completed, or separately if not), the American Stock Exchange and regional exchanges such as the Chicago Stock Exchange, the Boston Stock Exchange and the Philadelphia Stock Exchange. Well-capitalized, highly profitable foreign exchanges such as the Deutsche Börse Group and Euronext N.V. have already entered the U.S. market and may seek to expand their presence. NYSE Group will also compete with electronic communication networks and alternative trading systems such as POSIT and Liquidnet. In addition, NYSE Group will also face competition for trading securities from broker-dealers that internalize order flow. Internalization of order flow occurs when a broker-dealer trades against its own customers’ orders, thus decreasing trading volume on public securities markets. See Risk Factors—Risks Relating to NYSE Group’s Business—NYSE Group will face numerous competitors in the securities market industry, including both U.S.-based and non-U.S. based competitors.

NYSE Group’s principal domestic competitors for corporate listings will include Nasdaq and the American Stock Exchange. In addition, NYSE Group will also face competition for listings of non-U.S. issuers from a number of non-U.S. stock exchanges including London Stock Exchange plc, Euronext N.V., Deutsche Börse Group, and exchanges in Tokyo, Hong Kong, Toronto, Singapore and Australia.

NYSE Group’s principal competitors for fixed income will be over-the-counter markets in fixed income and broker-dealers, such as MarketAxess, ICAP and eSpeed Inc. Its principal competitors for the trading of options will be the International Stock Exchange, Inc., the Chicago Board Options Exchange, Inc., and the American Stock Exchange, as well as a number of other exchanges. Options exchanges are also increasingly facing competition from internalization by broker-dealers.

Additional potential competitors might be created if the consolidation trend in the securities trading industry continues and other companies form joint ventures or consortia to provide services similar to those that will be provided by NYSE Group, or become competitive with NYSE Group through acquisitions. In particular, Nasdaq has recently announced a proposed transaction that would result in Nasdaq owning INET ECN, an electronic communications network. If this transaction is completed, the constituent entities will bring to the merger a substantial combined trading share of the over-the-counter trading volume. NYSE Group may also face competition from new entrants into the markets in which it competes, or from new initiatives from existing market participants, including established securities markets or exchanges. For example:

•	On August 25, 2005, the Boston Stock Exchange announced its intention to launch a new stock trading network called the Boston Equities Exchange, or BeX, in connection with a joint venture entered into with Fidelity Brokerage Co., Lehman Brothers Holdings Inc., Credit Suisse First Boston and Citigroup Inc.

•	In June and August 2005, the Philadelphia Stock Exchange announced that it had entered into strategic alliances with Merrill Lynch, Citadel Derivatives Group LLC, Citigroup, Credit Suisse First Boston, Morgan Stanley and UBS. According to the Philadelphia Stock Exchange, these investments will advance its goal of growing its business and technology.

•	In June 2005, BATS Trading, Inc., a company located in Kansas City, announced its intention to launch a new alternative trading system. BATS has stated that its new platform will be ready for trading in early 2006, subject to pending regulatory approvals.

•	In August 2005, Nasdaq announced its intention to allow customers to route options orders to major options exchanges by the first quarter of 2006.

•	The International Securities Exchange, a U.S. equity options exchange, recently announced that it will explore becoming a participant in the CTA Plan and the OTC/UTP Plan, which would allow the International Securities Exchange to enter into the equities trading market and to trade exchange-listed and Nasdaq-listed securities.

Competitive Strengths

NYSE Group will combine the strengths of the NYSE and Archipelago. For a description of these strengths, see “Information About the NYSE—Competitive Strengths” and “Information About Archipelago—Competitive Strengths.” However, we anticipate that the combined strength of NYSE Group will be more than the strength of its parts.

By combining under a single holding company the world’s largest equities market—with perhaps the most recognizable brand name in the global industry—and the first open, all-electronic stock market in the United States, we believe that NYSE Group will be uniquely positioned to respond to, and take advantage of, the changes in the global securities industry resulting from regulatory changes, technological advances and globalization.

We believe that the combination of the NYSE and Archipelago will create the following additional strengths:

Broad Range of Products and Services. The customers of NYSE Group will be able to take advantage of the best features of an auction market as well as advanced electronic trading functionality, providing NYSE Group with a strong platform to offer new products to its customers, including market data products. In addition to its strong equity listing business, NYSE Group will also have, through Archipelago, a platform to exploit trading opportunities in options, exchange-traded funds, derivative and fixed-income securities, as well as a facility to list and trade securities that do not meet the NYSE’s original and continued listing criteria. NYSE Group will also have the following competitive strengths:

•	NYSE Group will go beyond the NYSE’s strong position in equity securities and offer trading in the over-the-counter and options markets and an efficient platform for exchange-traded funds.

•	Archipelago’s current leading position in the over-the-counter market will enable NYSE Group to compete directly with Nasdaq and INET ECN for trading in over-the-counter stocks.

•	Through ArcaEx, NYSE Group will be able to compete in the trading of equity securities listed on marketplaces other than the NYSE, such as Nasdaq, the American Stock Exchange and the Pacific Exchange.

•	NYSE Group will be able to create and market a listings alternative for companies that do not qualify to list on the NYSE today, which will enable it to expand the scope of its listing business, competing directly with venues such as Nasdaq and the American Stock Exchange.

•	Through Archipelago’s platform, NYSE Group will have an options trading business. The mergers will also provide NYSE Group with the opportunity to expand and enhance its fixed-income business.

•	NYSE Group’s ability to offer the best features of both an auction market and open electronic trading will enable it to attract large numbers of initial public offerings both in the U.S. and abroad.

•	NYSE Group’s breadth of product offerings will create new opportunities to offer customers a broader array of market data services.

As a multi-asset market that offers an expanded and enhanced range of products and services, we believe that NYSE Group will be a more formidable competitor in the global securities market. NYSE Group will also be able to offer its customers liquidity, low transaction costs and best bid and offer prices.

Increased Choice. NYSE Group will be able to offer its customers both floor-based auction trading and open electronic trading for NYSE-listed stocks. Floor-based auction trading has the advantage of providing listed companies and traders with price improvement, high quality markets, and deep and prompt liquidity. Electronic trading has the advantage of providing low transaction costs, high transparency of trading information, and immediate and anonymous trading. After the mergers, NYSE Group will be in the unique position of offering its customers the option of using either of these trading methods for NYSE-listed stocks. In addition, NYSE Group will also have the ability to extend the trading hours of the NYSE, improving its ability to compete for international listings and with non-U.S. securities exchanges.

Public, For-Profit Company. NYSE Group will be a public, for-profit company. This will put it on an equal footing with the major exchanges around the world that have recently demutualized and are now for-profit entities. As a public company, NYSE Group will have better access to capital and more options for future expansion, technological improvements and capital formation. We expect that this will provide the NYSE Group with much greater flexibility and ability to respond to competitive pressures than the NYSE’s current membership structure permits. In addition, as a for-profit entity, NYSE Group will have increased transparency and a sharper focus on its costs, efficiency and growth.

Management Team. NYSE Group will benefit from the integration of the experienced and dedicated management team of the NYSE with the innovative and entrepreneurial team of Archipelago.

Governance and Regulation. NYSE Group will have the benefit of high standards of governance and regulation.

•	It is anticipated that after the mergers, the regulatory activities currently performed by NYSE Regulation and the Pacific Exchange will be conducted in a separate not-for-profit entity, managed by a separate board of directors that includes overlapping members of the NYSE Group board of directors. For a description of NYSE Regulation after the mergers, see “NYSE Regulation—Structure, Organization and Governance of NYSE Regulation—After the Mergers.” This regulatory structure will reduce the potential for conflicts of interests between business and regulatory functions.

•	NYSE Group will inherit and carry forward the NYSE’s commitment to exemplary listed-company governance, including its leadership in setting standards for director independence and equity compensation.

Strategy

The strategic objective of NYSE Group is to build a multi-asset class, global enterprise capable of becoming the preeminent global exchange. The mergers will enhance the group’s competitive position to deliver revenue growth and profitability for stockholders, and enable the group to better fulfill its mission of providing the best platform for investors and issuers to come together by offering greater efficiency and a wider scope of products and services. NYSE Group will build on the strong base of both the NYSE and Archipelago and leverage its experienced and innovative management talent to unlock value in the NYSE brand.

Revenue Growth and Diversification. The mergers will allow NYSE Group to strengthen and extend the attributes that have given the NYSE its leading position in the U.S. equities markets and better position it to compete and explore expansion in the global markets. In addition to bettering prospects for growth, the combination is expected to provide greater revenue diversification across products and within the transaction, market data and listings businesses. New revenue sources and key growth opportunities include the following:

•	Strengthen Core Market in Cash Equity Trading. NYSE Group will be uniquely positioned within the U.S. equity markets by combining the strengths of the NYSE and ArcaEx. The NYSE believes that it is the leading exchange in listed stocks and plans to preserve the unique attributes of price improvement and value-added floor services that dampen volatility and lower costs. ArcaEx has benefited from its expertise and smart-order routing and garnered a significant market position in over-the-counter stocks and exchange-traded funds, but with room for growth. NYSE Group plans to continue to improve the trading technology of both the NYSE and ArcaEx, including the planned rollout of the NYSE Hybrid MarketSM, which will offer the unique elements of an auction market with advanced electronic trading functionality. Although the NYSE and Archipelago have not decided in detail the extent to which the NYSE and ArcaEx trading platforms will be integrated after the mergers, NYSE Group will seek to preserve the best features of the two existing market models while creating a new market platform of choice and enhanced liquidity aggregation that results in improved market quality and better capital formation. Both platforms will be available to customers, each platform offering distinct attributes, although NYSE Group plans to develop links to better integrate liquidity pools and enhance order interaction. Together, the NYSE and ArcaEx will provide a full-service, integrated market that supports freedom of choice and offers broad appeal to all types of investors. This combination will help to maintain a leadership position, enhance the ability to compete with Nasdaq, Instinet, the American Stock Exchange and regional exchanges, as well as with global players, and deliver innovation and efficiency. NYSE Group also intends to sell licenses to trade on the NYSE Market, which will provide another source of revenue.

•	Enhanced Listings Platform. Building on the NYSE’s premier brand and listing business, the combination provides an opportunity to derive new revenue from the development of a second listings venue for smaller-cap firms that do not initially qualify for the NYSE’s high listing standards. The combination will also create a more attractive market for international listings, as discussed below.

•	Expansion of Market Data Products and Services. NYSE Group will generate significant volumes of market data in a variety of products, presenting an opportunity to leverage this data more profitably by aggregating, analyzing, packaging and distributing it to a broader base of customers in new and different ways. NYSE Group plans to enhance its market data services and develop new branded data products with richer content to sell to end-users.

•

Expansion in Other Product Areas. NYSE Group intends to offer its customers the ability to trade a variety of asset classes and plans to build on its strong relationships with listed companies to trade other financial products they issue. NYSE Group will comprise two stock exchanges, an options exchange and a fixed-income exchange. In addition to trading in cash equities, NYSE Group plans to provide a high-speed, low-cost platform for trading in exchange-traded funds, derivatives and fixed income products. In exchange-traded funds, NYSE Group plans to leverage Archipelago’s deep liquidity and electronic trading capabilities, as well as the NYSE’s listing platform and its presence in less-active exchange-

traded funds. In options, the group will benefit from ArcaEx’s acquisition of the Pacific Exchange and pursue new opportunities in this fast-growing segment, including the possible development of side-by-side trading in cash and derivatives. Development of side-by-side trading in cash and derivatives would require SEC approval, and the SEC has previously expressed policy concerns regarding such trading. In fixed income, NYSE Group plans to leverage the NYSE’s business in corporate and convertible bonds and other fixed income product areas.

•	International Expansion. The combination places NYSE Group in a strong position to compete domestically and internationally across multiple asset classes. The combination is expected to enhance global competitiveness and attract international investors and issuers by further solidifying the NYSE as the deepest liquidity pool and largest equity market by market capitalization and dollar volume traded. NYSE Group does not seek to be the primary listing venue for overseas companies, but will aggressively compete as an international listing venue for publicly traded companies from all over the world. In addition to increasing the attractiveness for international listings, NYSE Group intends to offer extended electronic trading hours to increase overlap with European and Asian markets and provide additional investor access.

•	Strategic Alliances and Acquisitions. Not only will the combination position NYSE Group for future organic growth, it should also better enable the group to pursue domestic and international acquisitions and enter into strategic alliances to further strengthen and diversify its businesses and revenue streams, to enter new markets and to advance its technology. The combination moves the NYSE to a public, for-profit company in a single transaction and provides a public currency to enable the group to actively participate in the growth of the securities industry. NYSE Group may also pursue partnerships and commercial agreements to build its brand and take advantage of industry changes.

Cost Reductions and Integration Benefits. NYSE Group expects to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies as well as greater efficiencies from increased scale, market integration, more automation and a for-profit structure. The combination is expected to create significant cost reductions of more than $200 million, including around $100 million for years 2005 and 2006, combined, and an additional $100 million for 2007, as compared to the 2005 budgets for these periods on a stand-alone basis. Cost saving opportunities may come from hiring freezes and headcount reductions as well as the elimination of overlaps in technology, marketing, occupancy and general and administrative costs. For more details on these projections and the underlying assumptions, see “The Mergers—Certain Projections.”

Benefits for All Constituents. The combination is expected to create significant value for customers and stockholders, including the following.

•	Investors and the trading community are expected to benefit from a stronger and broader platform. Broad choice is the cornerstone of the approach, and the NYSE Group will provide more products and more trading options for investors. In addition, investors may benefit from improvements in market quality as well as quicker and more robust information flow.

•	Issuers are expected to benefit from enhanced market quality and the two markets for listings that NYSE Group will be able to offer its customers.

•	Stockholders are expected to benefit from value creation and improved financial strength as the combined firms are better positioned to deliver growth and profitability through new revenue opportunities and substantial cost reductions. The new management team will focus on its shareholder objectives of value creation, return on investment, earnings growth and strong cash flow.

•	Maintaining the highest standards of regulation is a critical and integral part of the strategy. NYSE Group plans to keep within its structure an independent SRO to enable its regulatory professionals to remain close to the broker-dealers that they regulate, to ensure market integrity, to foster high standards of corporate governance and to improve investor confidence.

Dividend Policy

NYSE Group has not yet determined its dividend policy. Although NYSE Group does not expect to pay any dividends in the immediate future, it is working on determining its dividend policy. Any determination to pay dividends in the future will be at the discretion of the NYSE Group board of directors and will depend upon NYSE Group’s results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law or the SEC, business and investment strategy and other factors that the NYSE Group board of directors deems relevant. There is no assurance that the NYSE Group board of directors will determine to implement a policy to pay periodic dividends.

Equity Plans

In order to properly reward and incentivize the officers and employees of NYSE Group and its subsidiaries, and as is customary for for-profit, public companies, it is intended that NYSE Group will adopt one or more forms of equity-based incentive plan. Such plans would more closely align the interests of the officers and employees of NYSE Group and its subsidiaries to those of its stockholders. Officers and employees of NYSE Regulation would not participate any such plans, but instead would participate in a cash incentive plan.

Under the merger agreement, the NYSE has the right to issue or reserve for issuance to NYSE employees up to 3.5% of the total number of shares of NYSE Group common stock issued and outstanding upon completion of the mergers. Under this provision, the NYSE has decided to reserve for issuance to current NYSE employees 1,223,990 shares of NYSE Group common stock, which will represent approximately 0.78% of the issued and outstanding NYSE Group common stock upon completion of the mergers. Of these shares of NYSE Group common stock, NYSE Group expects that 50% of the shares will vest at the time of the grant, another 25% of the shares will vest one year after the grant date, and the remaining 25% of the shares will vest two years after the grant date, but none of these vested shares will be delivered until the third anniversary of the grant date. No individual NYSE employee would receive a grant under this provision of shares of NYSE Group common stock with a value in excess of $500,000 upon completion of the mergers. John A. Thain, who will be the chief executive officer of NYSE Group, announced his intention not to participate in this initial grant of shares of NYSE Group common stock. NYSE Group expects to adopt the equity plans described in this document prior to completion of the mergers, and accordingly it is not required to seek and is not seeking approval from the NYSE members or Archipelago stockholders of these plans.

NYSE Group has not yet determined other details of its incentive plans, but it envisions that there will be two principal plans:

Omnibus Plan

Under the NYSE Group omnibus plan, awards may be made in the form of (1) options, (2) stock appreciation rights, (3) dividend equivalent rights, (4) restricted stock, (5) restricted stock units and (6) other equity-based or equity-related awards that the NYSE Group human resources & compensation committee determines to be consistent with the purpose of the NYSE Group omnibus plan. Awards may be made under the NYSE Group omnibus plan in such amounts and subject to such terms and conditions as the human resources & compensation committee determines, each award granted will be evidenced by an award agreement containing such provisions and conditions as the human resources & compensation committee deems appropriate. NYSE Group will reserve 8,500,000 shares of NYSE Group common stock for issuance under the NYSE Group omnibus plan.

Discretionary Pool

In addition to the NYSE Group omnibus plan, the chief executive officer of NYSE Group will have the authority to grant awards of shares of NYSE Group common stock to officers and employees of NYSE Group and its subsidiaries in his discretion and based on individual employee discretionary award guidelines or limits approved by the NYSE Group human resources and compensation committee. This discretionary pool of 50,000 shares of NYSE Group common stock will primarily be used for performance awards for individuals who may not normally be eligible to participate in the equity plan based on managerial level and will give the chief executive officer the flexibility to reward officers and employees as he considers appropriate.

Structure of NYSE Group

It is intended that the current businesses and assets of the NYSE will be reorganized so that, immediately after the mergers, these businesses and assets will be held in three separate entities:

•	New York Stock Exchange LLC. New York Stock Exchange LLC will be the entity registered as a national securities exchange. New York Stock Exchange LLC is not expected to hold any assets other than all of the equity interests of NYSE Market and NYSE Regulation.

•	NYSE Market. NYSE Market, Inc. will be a wholly owned subsidiary of New York Stock Exchange LLC. It will hold all of the NYSE’s current assets and liabilities other than the NYSE’s registration as a national securities exchange and other than the assets and liabilities relating to the regulatory functions currently conducted by the NYSE. NYSE Market will be the entity holding the assets and liabilities relating to the current securities exchange business of the NYSE.

•	NYSE Regulation. NYSE Regulation, Inc. will be a New York not-for-profit corporation whose sole equity member will be New York Stock Exchange LLC. NYSE Regulation will continue to perform the regulatory responsibilities currently conducted by NYSE Regulation for the NYSE and will incorporate the regulatory responsibilities of the Pacific Exchange for Archipelago. For a more detailed description of the activities of NYSE Regulation, see “NYSE Regulation.”

The businesses and assets of Archipelago will be held in a separate entity, Archipelago Holdings, Inc., which will wholly own Archipelago’s subsidiaries, including the Pacific Exchange.

New York Stock Exchange Membership

Although, in the mergers, all NYSE memberships will be converted into merger consideration and will cease to exist, NYSE Group expects that a concept of “members” and “member organizations” of the New York Stock Exchange will continue to exist after the mergers. Such members or member organizations, however, will not, by virtue of this membership, be an equity owner of NYSE Group or any of its subsidiaries. Instead, they will be members and member organizations of New York Stock Exchange LLC and, therefore, be subject to the rules and policies of New York Stock Exchange LLC. After the mergers, members and member organizations of New York Stock Exchange LLC are expected to be comprised of (1) persons who obtain trading licenses in accordance with the rules and regulations of New York Stock Exchange LLC (including the rules of eligibility that will apply to those who wish to be a member or member organization); and (2) broker-dealers who agree to submit to the jurisdiction and regulations of New York Stock Exchange LLC without obtaining a trading license. After the mergers, the concept of member and member organizations may also be expanded if NYSE Group or NYSE Market decide to issue separate licenses for electronic access or access for particular products.

Trading Licenses

NYSE Group common stock will not provide its holders with the right to have physical and electronic access to the trading systems of NYSE Market. Following the mergers, physical and electronic access to the trading facilities of NYSE Market, subject to such limitations and requirements as may be specified in the rules of the NYSE, will be available to member organizations that have purchased a trading license from NYSE Group or NYSE Market. NYSE Group expects that these trading licenses will have the following attributes:

•	Duration. Prior to the completion of the mergers, trading licenses would be sold through a modified Dutch auction for the remainder of the year in which the mergers occur. Except for these initial trading licenses, which will be valid from the closing date of the mergers through the end of the calendar year in which the mergers occurs, each trading license will be valid for one calendar year.

•

Availability. NYSE Group expects that the number of trading licenses that will be outstanding (as well as the price for these licenses) will be determined through a modified Dutch auction on an annual basis.

NYSE Group also expects that it would have the right to sell additional trading licenses during the year at a price greater than the auction price, in order to, among other things, ensure that the supply of trading licenses is adequate to meet demand for the trading licenses should conditions change after the auction and to accommodate new businesses that commence operations after the beginning of the year. Holders of trading licenses would have the right to cancel their trading license prior to the end of the year, subject to paying NYSE Market an early termination penalty. NYSE Group expects that a maximum of 1,366 trading licenses will be made available at any one time.

•	Pricing. NYSE Group expects that the price of trading licenses will be determined through a modified Dutch auction process once per year. The clearing price at which all licenses would be sold in the auction will be determined under procedures calculated to provide suitable revenue to NYSE Market while providing fair access to its facilities to member organizations that wish to do business there.

•	Payment. The annual price for the trading license would be payable in equal monthly installments by the holder of the trading license. The required monthly payment would be payable in advance of each month.

•	Ability to Transfer or Assign. A member organization holding a trading license may, subject to the approval of NYSE Regulation, change the individual designated as having physical access to the NYSE Market floor to trade on the floor, but a trading license may not be transferred, leased or assigned to any other member organization or person.

•	Approval of NYSE Regulation. Any bidder for a trading license would be subject to the approval of NYSE Regulation.

No determination has been made as to whether NYSE Group or NYSE Market will issue separate licenses for electronic access or access for particular products.

This description of trading licenses reflects the current thinking based on a proposal developed by the NYSE’s market performance committee. The proposed licensing scheme may change in the course of additional discussions with the market performance committee, as well as with the staff of the SEC. The proposal must be submitted to the SEC for its approval under Section 19 of the Exchange Act. During the approval process, interested parties will be able to comment on the proposals. As a result of this process, the licensing scheme eventually adopted may differ from the scheme described above.

The mergers will have no effect on the right of any party to trade securities on the trading facilities of Archipelago. Any registered broker-dealer who wishes to trade on ArcaEx must become a permit holder by obtaining an equity trading permit from PCX Equities. Broker-dealers that do not hold exchange trading permits may access ArcaEx through a broker-dealer that is a permit holder.

Principal Stockholders

The following table sets forth information, as of the date of this document, regarding the beneficial ownership of NYSE Group common stock, after giving effect to the mergers, of:

•	each person that will be a beneficial owner of more than 5% of NYSE Group common stock;

•	each of the named executive officers of NYSE Group;

•	each director of NYSE Group; and

•	all directors and named executive officers of NYSE Group, taken together.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of NYSE Group commons stock shown as beneficially owned by that stockholder. Percentage of beneficial ownership is based on the approximately 158 million shares of NYSE Group common stock that will be outstanding immediately following the mergers and, in the case of directors and executive officers, on the ownership of Archipelago common stock as of October 31, 2005.

Name and Address of Beneficial Owner	Number of Shares of Common Stock		Percentage of Class
Stockholders Owning Approximately 5% or more:
General Atlantic LLC	10,380,505	(1)	6.6%
c/o General Atlantic Service Corporation 3 Pickwick Plaza Greenwich, Connecticut 06830
The Goldman Sachs Group, Inc.	8,989,439	(2)	5.7%
85 Broad Street New York, New York 10004
Directors:
William E. Ford	3,802	(3)	*
James J. McNulty	8,237	(4)	*
Non-Director Officers:
Gerald D. Putnam	1,318,901	(5)	*
Nelson Chai	153,611	(6)	*
Kevin J.P. O’Hara	153,611	(7)	*
All directors, and executive officers as a group (19 individuals in total)	1,638,162	(8)	1.0%

*	Less than 1%.

(1)	Based solely on information on Schedule 13D, dated October 20, 2005, filed with the SEC by General Atlantic and its affiliated entities. Includes (a) 7,193,963 shares of NYSE Group common stock expected to be held by General Atlantic Partners 77, L.P. (“GAP 77”) upon completion of the mergers; (b) 2,437,604 shares of NYSE Group common stock expected to be held by GAP-W Holdings, L.P. (“GAP-W”) upon completion of the mergers; (c) 605,064 shares of NYSE Group common stock expected to be held by GAP Coinvestment Partners II, L.P. (“GAPCO II”) upon completion of the mergers; (d) 129,835 shares of NYSE Group common stock expected to be held by GapStar, LLC (“GapStar”) upon completion of the mergers; and (e) 14,039 shares of NYSE Group common stock expected to be held by GAPCO GmbH & Co. KG (“GAPCO KG”) upon completion of the mergers. General Atlantic is the general partner of GAP 77, the general partner of GAP-W and the sole member of GapStar. The general partners of GAPCO II are Managing Directors of General Atlantic. GAPCO Management GmbH (“GAPCO Management”) is the general partner of GAPCO KG. The Managing Directors of General Atlantic make voting and investment decisions with respect to GAPCO Management and GAPCO KG. General Atlantic, GAP 77, GAP-W, GapStar, GAPCO II, GAPCO KG and GAPCO Management (collectively, the “GA Group”) are a “group” within the meaning of Rule 13d-5 of the Exchange Act. William E. Ford, a director of NYSE Group, is President and a Managing Director of General Atlantic and a general partner of GAPCO II. In addition, the other managing directors of General Atlantic are Steven A. Denning (Chairman), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Philip P. Trahanas, Tom C. Tinsley and Florian P. Wendelstadt. Other than the ownership of NYSE Group common stock through members of the GA Group, these individuals are not affiliated with NYSE Group or its management.

(2)	Includes shares of NYSE Group common stock expected to be held as a result of the exchange of NYSE memberships and Archipelago common stock in the mergers. Information relating to shares of NYSE Group common stock received in exchange for Archipelago common stock is based solely on information on Schedule 13G, dated December 31, 2004, filed with the SEC by The Goldman Sachs Group, Inc. and its affiliated entities. Includes (a) 5,877,797 shares of NYSE Group common stock expected to be held by Goldman Sachs Execution and Clearing, L.P. (formerly Spear, Leeds & Kellogg, L.P.); (b) 1,264,877 shares of NYSE Group common stock expected to be held by GS Archipelago Investment, L.L.C.; and (c) 163,048 shares of NYSE Group common stock expected to be held by SLK-Hull Derivatives L.L.C., in each case as a result of the exchange of Archipelago common stock for shares of NYSE Group common stock in the mergers.

(3)	Includes 3,802 shares of NYSE Group common stock underlying an equivalent number of vested restricted stock units expected to be held by Mr. Ford. Does not include the 10,380,505 shares expected to be held by General Atlantic and its affiliated entities, which Mr. Ford, as President and Managing Director of General Atlantic and a general partner of GAPCO II, could be deemed to beneficially own. Mr. Ford disclaims beneficial ownership of the shares expected to be held by General Atlantic and its affiliated entities.

(4)	Includes 5,000 shares of NYSE Group common stock that Mr. McNulty is expected to hold directly, as well as 3,237 shares of NYSE Group common stock underlying an equivalent number of vested restricted stock units expected to be held by Mr. McNulty.

(5)	Includes (i) 1,184,178 shares of NYSE Group common stock expected to be held by GSP, L.L.C., in which Mr. Putnam owns a controlling interest, and (ii) vested options to purchase 134,723 shares of NYSE Group common stock expected to be owned by Mr. Putnam, and to be exercisable within 60 days. Mr. Putnam and his wife indirectly own a 40% interest in TAL Financial Services LLC (“TFS”). TFS wholly owns Terra Nova Trading, LLC (“TNT”). Prior to August 2005, TNT held 240,586 shares of Archipelago common stock (the “Shares”). Mr. Putnam disclaimed beneficial ownership of the Shares. Mr. Putnam serves on a five-person committee that functions as the board of directors of TFS (the “Committee”). Investment decisions with respect to the Shares were made by majority vote of the Committee. On March 22, 2005, the Committee approved the sale of the Shares and delegated to an officer of TNT the authority to sell the Shares. Mr. Putnam did not vote on, or take any part in the discussion to approve, the sale of the Shares. The Shares were subsequently sold in August 2005. Mr. Putnam intends to use the net proceeds he receives from the sale of the Shares based on his interest in TFS to purchase shares of Archipelago common stock or NYSE Group common stock.

(6)	Represents vested options to purchase 153,611 shares of NYSE Group common stock expected to be owned by Mr. Chai, and to be directly exercisable within 60 days.

(7)	Represents vested options to purchase 153,611 shares of NYSE Group common stock expected to be owned by Mr. O’Hara and to be directly exercisable within 60 days.

(8)	Does not include shares of NYSE Group common stock that may be issued in the mergers to executive officers of NYSE Group who are current NYSE employees. The amount of any such issuance to these individuals has not yet been determined but in the aggregate will be less than 0.78% of the issued and outstanding shares of NYSE Group common stock immediately after completion of the mergers.

REGULATION

Overview

Exchange and Broker-Dealer Regulation

Federal securities laws have established a two-tiered system for the regulation of securities markets and market participants. The first tier consists of the SEC, which has primary responsibility for enforcing federal securities laws and regulations and is subject to Congressional oversight. The second tier consists of the regulatory responsibilities of self-regulatory organizations, or SROs, over their members. SROs are non-governmental entities that are registered with, and regulated by, the SEC.

Securities industry SROs are an essential component of the regulatory scheme of the Exchange Act for providing fair and orderly markets and protecting investors. To be a registered national securities exchange, an exchange must be able to carry out, and comply with, the purposes of the Exchange Act and the rules and regulations under the Exchange Act. In addition, as an SRO, an exchange must be able to enforce compliance by its members and individuals associated with its members, with the provisions of the Exchange Act, the rules and regulations under the Exchange Act and its own rules.

Broker-dealers must also register with the SEC, and member organizations must register with an SRO, submit to federal and SRO regulation, and perform various compliance and reporting functions.

The NYSE, as a national securities exchange and SRO, is registered with, and subject to oversight by, the SEC. Accordingly, the NYSE is regulated by the SEC and, in turn, is the regulator of its members and member organizations. Currently, the regulatory responsibilities of the NYSE are conducted by NYSE Regulation. For a discussion of the responsibilities and structure of NYSE Regulation and the effect of the mergers on NYSE Regulation, see “NYSE Regulation.”

Archipelago Exchange, L.L.C., the operator of the equities trading facility of PCX Equities, is subject to SEC rules and regulations governing national securities exchanges and the rules of the Pacific Exchange and PCX Equities. The Pacific Exchange is also a registered national securities exchange and an SRO, and is subject to SEC oversight in the same manner as the NYSE. On September 26, 2005, Archipelago completed its acquisition of PCX Holdings, the parent company of the Pacific Exchange and PCX Equities. Upon completion of the acquisition, PCX Holdings became a direct, wholly owned subsidiary of Archipelago. The Pacific Exchange remains a wholly owned subsidiary of PCX Holdings and will retain its SRO function.

Other Regulation

Archipelago operates certain other businesses which are also subject to extensive non-SRO regulation in the U.S. and in other jurisdictions in which they operate. These include:

•	Archipelago’s U.S. broker-dealer subsidiaries; and

•	Archipelago’s foreign subsidiaries registered or licensed in the United Kingdom or Canada.

SEC Oversight

The trading of securities in the United States is subject to vigorous regulation by the SEC, which oversees the regulatory functions of all registered securities exchanges and associations. It conducts on-site inspections through the Office of Compliance Inspections and Examinations and other divisions on a regular basis and evaluates the effectiveness of regulatory programs, making recommendations for improvements and enhancements. In particular, the SEC has broad-ranging oversight authority over the regulatory programs of the NYSE, the Pacific Exchange and ArcaEx with respect to examination of member organizations, market surveillance, enforcement and compliance with listing standards. Each of the NYSE and the Pacific Exchange, as SROs, and ArcaEx, as a facility of the Pacific Exchange, is potentially subject to regulatory or legal action by the SEC at any time. The SEC has broad enforcement powers, including the power to censure, fine, issue cease-and- desist orders, prohibit these exchanges from engaging in some of their businesses or suspend or revoke their designation as registered national securities exchanges. For a description of recent SEC proceedings against the NYSE, see “Information about the NYSE—Legal Proceedings—SEC Administrative Proceedings.” Action by the SEC can therefore result in the imposition of additional obligations on the NYSE, the Pacific Exchange and ArcaEx to expend additional money on regulatory resources and technology.

The NYSE, the Pacific Exchange (as well as Archipelago through its certificate of incorporation and because ArcaEx is a facility of the Pacific Exchange) are subject to the record keeping requirements of Section 17 of the Exchange Act, including the requirement pursuant to Section 17(b) of the Exchange Act to make available their records to the SEC for examination.

Section 19 of the Exchange Act provides that the NYSE and the Pacific Exchange must generally submit proposed changes to their respective rules, practices and procedures, including revisions of the certificate of incorporation and constitution, as applicable, of the NYSE, the Pacific Exchange or ArcaEx, to the SEC. The SEC will typically publish the proposal for public comment, following which the SEC may approve or disapprove the proposal, as it deems appropriate. The SEC’s action is designed to ensure that the SRO’s rules and procedures are consistent with the Exchange Act and the rules and regulations under the Exchange Act.

Although NYSE Group will not be a registered SRO after the mergers, it will be the parent company of two SROs. As such, certain aspects of the certificate of incorporation, bylaws and structure of NYSE Group and its subsidiaries will be subject to SEC oversight, including certain ownership and voting restrictions on its stockholders. See “Description of NYSE Group Capital Stock” for a description of certain of these restrictions.

SRO Regulation of Members

In general, SROs are responsible for regulating their members through the adoption and enforcement of rules governing the business conduct and financial responsibility of their members. Each SRO must:

•	carry out and comply with, the purposes of the Exchange Act and the rules and regulations of the Exchange Act; and

•	enforce compliance by its members and individuals associated with its members, with the provisions of the Exchange Act, the rules and regulations of the Exchange Act and the rules of the exchange.

In this capacity, each SRO, such as the NYSE or the Pacific Exchange, acts as a regulator of its members and must carry out certain regulatory activities including:

•	establishing rules for the operation of the exchange;

•	inspecting its member organizations;

•	regulating market activity; and

•	adopting and enforcing rules governing the business conduct and financial responsibilities of its members.

The rules of the exchange must also assure fair representation of its members in the selection of its directors and administration of its affairs, and, among other things, provide that one or more directors be representative of issuers and investors and not be associated with a member of the exchange or with a broker or dealer. Additionally, the rules of the exchange must be adequate to ensure fair dealing and to protect investors, and may not impose any burden on competition not necessary or appropriate in furtherance of the purposes of the Exchange Act. While these requirements are generally intended to safeguard the integrity of securities markets and the interests of public market participants, they do not specifically take into account or otherwise specifically protect the interests of the exchange’s stockholders, as such.

U.S. Broker-Dealer Regulation of Archipelago

Wave Securities, Archipelago Securities, LLC and Archipelago Trading Services, Inc., are broker-dealers, regulated by both the SEC and the NASD. In addition, all three entities are members of the Pacific Exchange, and Archipelago Securities is also a member of the NYSE and the American Stock Exchange. Registered broker-dealers are subject to a complex combination of federal law and SEC and SRO rules that cover all aspects of their business, including sales methods, trade practices, use and safekeeping of customer funds and securities, capital structure, record-keeping, the financing of customers’ purchases and the conduct of directors, officers and employees. Broker-dealers are also required to notify regulators when net capital falls below certain predefined criteria, and are limited in their ability to distribute or withdraw capital.

Regulation of Foreign Subsidiaries of Archipelago

Archipelago’s subsidiary in the United Kingdom, Archipelago Europe Limited, is registered with, and regulated by, the Financial Services Authority of the United Kingdom. Archipelago’s Canadian subsidiary, Wave Securities Canada, Inc., is registered with, and regulated by, the Ontario Securities Commission and the Quebec Securities Commission, and is a member of the Investment Dealers Association of Canada, a Canadian self-regulatory organization.

Recent Regulatory Developments

In November 2004, the SEC published for comment proposals that would require SROs, such as the NYSE and the Pacific Exchange, to implement certain corporate governance, transparency, oversight and ownership rules. If adopted, the rules would require, among other things, each SRO to submit to the SEC for approval its new or amended rules no later than four months following the date of publication of the final SEC rules in the Federal Register, and the SRO’s rules would be effective no later than one year after this publication and approval. The SEC also published a concept release regarding the efficacy of self-regulation by SROs. The comment period on the proposals and concept release ended in March 2005.

In addition, on April 6, 2005, the SEC adopted Regulation NMS, which will alter in significant respects the regulatory environment governing the securities industry.

More information on the recent regulatory developments described below, including the full text of any documents published by the SEC, may be obtained from the SEC’s website at the following address: http://www.sec.gov.

SEC Proposals Relating to Governance, Transparency, Oversight and Ownership

The SEC’s proposals included requirements relating to the structure and procedures of SROs, including proposals concerning:

•	the independence of directors;

•	the representation of members, issuers and investors on the board of directors and standing committees of the board of directors;

•	the effective separation of regulatory and business functions;

•	the establishment of procedures to prevent use of regulatory information for non-regulatory purposes; and

•	periodic public disclosure and reporting.

We do not know whether, or in what form, any of these proposals will be adopted. However, the proposed rules may result in changes to the manner in which NYSE Regulation conducts its business and governs itself. The new reporting rules also could, among other things, make it more difficult or more costly for NYSE Group and its subsidiaries to conduct their existing businesses or enter into new businesses. All SROs will be required to comply with any rules adopted as a result of the SEC’s proposals.

SEC Concept Release

Simultaneously with the proposals described above, the SEC published a concept release exploring the efficacy of self-regulation by SROs. The SEC noted that, while competition in the U.S. securities industry has resulted in innovation in trading, lower trading costs and increased responsiveness to customers, it has also placed greater strain on the self-regulatory system and increased the perceived or actual conflicts inherent in the SRO model between the regulation of members and the realization of profits. The concept release discusses the inherent conflicts of interest between SRO regulatory operations, and members, market operations, issuers and stockholders, the costs and inefficiencies of multiple SROs arising from multiple and sometimes overlapping rules, inspection regimes and staff, the challenges of surveillance of cross market trading by multiple SROs, the funding SROs have available for regulatory operations and the manner in which SROs allocate revenue to regulatory operations. It also analyzes a number of alternative regulatory approaches.

NYSE and Archipelago Responses to SEC Proposals

The NYSE filed two comment letters with respect to the rule proposals and concept release and Archipelago filed one comment letter jointly with other securities exchanges. It is likely that the final requirements, when adopted, will require dedicated staff and resources the extent of which cannot be quantified at the present time, but which will be imposed on all SROs. Some of the proposals discussed in the concept release for reallocating regulatory responsibility could reduce the NYSE’s self-regulatory authority and have a significant impact on NYSE Group, its business and operating results.

Regulation NMS

On April 6, 2005, the SEC adopted Regulation NMS, which is expected to significantly alter the regulatory environment governing the securities industry. The provisions of Regulation NMS are described below and include the Order Protection Rule, Access Rule, Market Data Rule and Sub-Penny Rule.

In its final release, the SEC provide for extended compliance dates for each provision of Regulation NMS, specifically: (1) compliance with the Access Rule and Order Protection Rule will begin with a small group of representative NMS stocks (which are stocks included in the national market system that can be traded on a variety of venues, including national securities exchanges, alternative trading systems and market-making securities dealers), with the first phase beginning June 29, 2006, with all securities being subject to the rule beginning August 31, 2006; (2) compliance with the Sub-Penny Pricing Rule has been extended to January 31, 2006; and (3) compliance with the Market Data Rule will begin on September 1, 2006.

Order Protection Rule. The Order Protection Rule modernizes “trade-through” protections which previously applied only to NYSE-listed and American Stock Exchange-listed securities. It requires trading centers to establish, maintain, and enforce written policies and procedures that are reasonably designed to prevent trade-throughs on that trading center of protected quotations and, if relying on exceptions to the Order Protection Rule, that are reasonably designated to assure compliance with the terms of the exception. To qualify for protection, a bid or offer must be a quotation in an NMS stock (which is a security, other than an option, for which transaction reports are collected, processed and made available pursuant to an effective transaction reporting plan) that:

•	is displayed by an automated trading center;

•	is disseminated pursuant to an effective national market system plan; and

•	is an automated quotation that is the best bid or best offer of a national securities exchange, the best bid or best offer of Nasdaq, or the best bid or best offer of a national securities association other than the best bid or best offer of Nasdaq.

An “automated trading center” is essentially one that executes an incoming order on an immediate basis without human intervention. A trade-through is defined as the purchase or sale of an NMS stock during regular trading hours, either as principal or agent, at a price lower than a protected bid or higher than a protected offer. Displayed bids and offers not immediately accessible through automatic execution will not be protected from being traded through by any market under the Order Protection Rule. The Order Protection Rule also extends the trade-through provisions to all NMS stocks including Nasdaq-listed stocks.

The rule that currently applies makes no distinction between quotations available immediately for automated execution and those only available for manual execution. It also does not apply to Nasdaq-listed stocks. The Order Protection Rule also includes exceptions to the trade-through provisions for various specified kinds of orders and transactions.

Access Rule. The Access Rule sets forth new standards governing access to quotations in NMS stocks. It requires fair and non-discriminatory access to quotations and establishes a limit on access fees to harmonize the pricing of quotations across different trading centers. Specifically, the Access Rule establishes a limit on the access fees charged by trading centers when incoming orders execute against their displayed quotes and undisplayed interests at the best bid or offer to $0.003 per share (30 cents per 100 share order) or, if the price of the best bid or offer is less than $1.00, to no more than 0.3% of the quotation price per share. The Access Rule also requires SROs to establish, maintain and enforce rules that require their members to reasonably avoid displaying quotes that lock or cross any protected quotation in an NMS stock, or manual quotations that lock or cross quotations in NMS stocks and prohibit their members from engaging in a pattern or practice of displaying quotations that lock or cross quotations. A locked market occurs when, for example, the price to buy a stock is the same as the price to sell the stock. A crossed market occurs when the price to buy a stock is higher than the price to sell the stock.

Market Data Rules and Plans. Regulation NMS updates the requirements for consolidating, distributing, and displaying market information, as well as amending the joint industry plans for disseminating market information to modify the formulas for allocating plan revenues and broaden participation in plan governance. The new formula allocates revenues to market centers based on the value of the quotes and trades for all securities rather than the current system that is based simply on the number of trades (as it relates to NYSE-listed and American Stock Exchange-listed securities) or a combination of trades and shares (as it relates to Nasdaq-listed securities). The new rule gives market centers and their members the ability to distribute their own data independently with or without charging fees. However, market centers will still be required to provide their best bids and offers and last sale information for consolidated dissemination through the joint-industry plans. The Market Data Rule also requires the SROs participating in the market data consolidation systems to create advisory committees composed of non-SRO representatives to the joint industry plans.

Sub-Penny Rule. The Sub-Penny Rule prohibits market participants from displaying, ranking, or accepting quotations in NMS stocks that are priced in an increment of less than $0.01, unless the price of the quotation is less than $1.00.

NYSE REGULATION

Overview

The NYSE is a self-regulatory organization, or SRO. As such, the NYSE is responsible for examining compliance with and enforcing the financial, operational and sales-practice rules and codes of conduct for members, member organizations and their employees, and has responsibility for regulatory review of their trading activities. In addition, the NYSE has the responsibility for enforcing compliance with listing standards and corporate governance requirements by listed companies.

Currently, the regulatory responsibilities of the NYSE are conducted within the NYSE by the following five divisions, employing approximately 700 people, which collectively are referred to as NYSE Regulation:

•	Listed Company Compliance;

•	Member Firm Regulation;

•	Market Surveillance;

•	Enforcement; and

•	Dispute Resolution/Arbitration.

After the mergers, NYSE Regulation will continue to have the same responsibilities as its current responsibilities, as well as the regulatory responsibilities of the Pacific Exchange, except that NYSE Regulation will operate as a separate not-for-profit entity, rather than as a division of NYSE Group.

Activities of NYSE Regulation

Listed Company Compliance. To maintain the quality of its listings and protect investors, the NYSE requires its listed companies to meet original listing criteria and maintain continued compliance with listing standards, which the NYSE believes are among the most stringent of any securities market in the world. The Listed Company Compliance division monitors and enforces compliance with these standards. The division is split into two parts:

•	the financial compliance group, which reviews a company’s reported financial results both at the time of joining the NYSE and throughout its listing to ensure that it meets original listing and continued-listing requirements; and

•	the corporate compliance group, which ensures that listed companies adhere to the highest standards of accountability and transparency, including enhanced governance requirements for configuration of corporate boards, director independence and financial competence of audit committees members.

The NYSE’s listed company standards and rules regulating the original and continued listing of reporting companies are subject to review and approval by the SEC.

Member Firm Regulation. The Member Firm Regulation division conducts examinations of the more than 380 member organizations (representing 90% of the total public customer accounts handled by broker-dealers in the United States) for financial, operations and sales-practice compliance. In addition, the Member Firm Regulation division interprets and develops NYSE rules, develops and administers various industry qualifications and examinations, and administers the NYSE’s continuing education program for both the members on the trading floor as well as registered persons in the securities industry.

Staff of the Member Firm Regulation division reviews and visits member organizations and their branch offices to monitor their financial condition, operations and sales practices and examine their compliance with SEC and NYSE regulations, such as capital and customer-protection rules, customer suitability, floor-trading requirements, maintenance of required books and records, credit regulation and anti-money laundering provisions. In 2004, staff of the Member Firm Regulation division conducted 469 such field examinations.

Market Surveillance. The Market Surveillance division is responsible for monitoring trading activities on the NYSE floor and trading by member organizations of NYSE-listed securities, both on a real-time and post-trade basis. The Market Surveillance division reviews transactions to determine whether auction-market principles are being fairly maintained, and checks for abusive or manipulative trading practices and insider trading. It also develops rules and evaluates specialist performance. The Market Surveillance division uses sophisticated computer technology to detect unusual trading patterns, and the staff of the Market Surveillance division also maintains a presence on the trading floor. In 2004, the Market Surveillance division made 46 referrals to the enforcement division, and 29 formal disciplinary actions were instituted against individuals or member organizations. Following NYSE surveillance referrals, the SEC initiated six actions involving 21 individuals resulting in $4 million in profit disgorgements, fines and penalties.

Enforcement. The Enforcement division investigates and prosecutes violations of NYSE rules and U.S. federal securities laws and regulations. Enforcement cases include customer-related sales practice violations, breaches of financial and operational requirements, books and records deficiencies, reporting and supervisory violations, misconduct on the trading floor, insider trading, market manipulation and other abusive trading practices. Sources of cases for the Enforcement division include examination findings referred by the Member Firm Regulation division, surveillance reviews referred by the Market Surveillance division, arbitration referrals from the Dispute Resolution/Arbitration division, reviews of customer complaints by the Enforcement division, settlements and reporting by member organizations, referrals from the SEC and complaints by members of the investing public and securities professionals. In 2004, the Enforcement division prosecuted 195 cases, comprised of 145 actions against individuals and 50 actions against member organizations.

Dispute Resolution/Arbitration. The Dispute Resolution/Arbitration division provides a neutral forum for the resolution of securities industries disputes in more than 46 cities throughout the United States. For more than 125 years, the NYSE has used arbitration to resolve disputes between investors and member organizations/brokers and between member organizations and their employees. Arbitration enables a dispute to be resolved quickly and fairly by impartial arbitrators, who are knowledgeable and trained in the art of resolving controversy. Mediation is another dispute resolution option that the NYSE offers. This is a voluntary process in which a neutral mediator meets with the parties and attempts to help them reach a settlement. Mediation is not binding, is not adversarial and no record of the mediation is kept.

NYSE Hearing Board

Hearings on cases brought against NYSE members, member organizations and their employees are conducted before a hearing panel under the purview of the NYSE Hearing Board, which hearing panel operates much like an administrative tribunal. The NYSE Hearing Board is not responsible for investigating conduct or bringing disciplinary actions, and it takes no part in deciding whether these investigations should be undertaken or whether disciplinary actions should be brought. The NYSE Hearing Board does not report through or to the chief regulatory officer, and the decisions of its hearing panels may be reviewed within the NYSE only by the NYSE board of directors.

Structure, Organization and Governance of NYSE Regulation

Prior to the Mergers

Currently, NYSE Regulation operates within the corporate structure of the NYSE. However, NYSE Regulation is functionally separate from the market operations of the NYSE. NYSE Regulation reports to the NYSE’s chief regulatory officer, who, in turn, reports directly to the NYSE board of directors through the board’s regulatory oversight committee. This functional separation is intended to enhance independence and separation of duties.

After the Mergers

Upon completion of the mergers, NYSE Regulation will continue to be responsible for the regulation of NYSE members, member organizations and their employees. It will also incorporate many of the regulatory responsibilities of the Pacific Exchange. NYSE Regulation will assume the regulatory responsibilities of New York Stock Exchange LLC, the Pacific Exchange and PCX Equities pursuant to a delegation or services agreement. In exchange for providing regulatory services on behalf of New York Stock Exchange LLC, Pacific Exchange and PCX Equities, NYSE Regulation will receive, pursuant to the terms of a services agreement, compensation and adequate funding to ensure that it can carry out the regulatory responsibilities delegated to it. The precise terms of the delegation agreement and the services agreement have not yet been finalized, but it is expected that the delegation agreement or services agreement will provide that no regulatory fees, fines or penalties collected by NYSE Regulation will be distributed or otherwise used by the rest of NYSE Group.

NYSE Regulation will undergo several further and additional structural and governance changes to ensure its independence, given the status of NYSE Group as a for-profit and listed company. For example, the NYSE Group certificate of incorporation will contain ownership and voting limitations to prevent any stockholder from having undue control over NYSE Group (and therefore the SROs owned by NYSE Group). See “Comparison of Rights Prior to and After the Mergers—Voting Limitations” and “Comparison of Rights Prior to and After the Mergers—Ownership Limitations.” The NYSE Group certificate of incorporation will also contain provisions that will require:

•	NYSE Group to give due regard to the preservation of the independence of the self-regulatory function of its SROs and to obligations to investors and the general public;

•	NYSE Group not to take any action that would interfere with the effectuation of any decisions by the board of directors of its SROs relating to their regulatory functions (including disciplinary matters) or that would interfere with the ability of its SROs to carry out their respective responsibilities under the Exchange Act;

•	NYSE Group to generally keep confidential information pertaining to the self-regulatory function of its SROs that comes into NYSE Group’s possession;

•	NYSE Group, its directors and officers, and those of its employees whose principal place of business and residence is outside of the United States, to submit irrevocably to the jurisdiction of the U.S. federal courts and the SEC for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws, and the rules and regulations thereunder, commenced or initiated by the SEC arising out of, or relating to, the activities of its SROs; and

•	the directors, officers and employees of NYSE Group, in discharging their responsibilities in such capacity, to cooperate with the SEC and NYSE Group’s SROs pursuant to their regulatory authority.

In addition, NYSE Regulation will be reorganized in connection with the mergers so that it continues to be operated as a not-for-profit entity, rather than as a for-profit entity. In addition, the chief executive officer of NYSE Regulation will not be an officer or employee of any unit of NYSE Group other than NYSE Regulation and will report solely to the NYSE Regulation board of directors. To reduce the conflicts that arise from “self listing,” the NYSE expects that NYSE Regulation will be responsible for all listing compliance decisions with respect to NYSE Group as an issuer, and NYSE Regulation will provide the SEC with periodic reports summarizing its monitoring of NYSE Group common stock. These reports will be approved by the NYSE Regulation board of directors, including a separate approval by the directors of NYSE Regulation who are not directors of NYSE Group.

NYSE Regulation will adopt structural and governance standards in compliance with applicable U.S. federal securities laws, and in particular, Section 6 of the Exchange Act with respect to fair representation of members. In addition, the structure and governance standards of NYSE Regulation will comply with any rules finally adopted by the SEC following its proposals relating to governance, transparency, oversight and ownership of SROs.

These arrangements will be subject to SEC approval. However, we anticipate that these structural and governance arrangements will include:

•	NYSE Regulation as a separate, not-for-profit entity;

•	a NYSE Regulation board of directors that will include some directors from NYSE Group and some directors unaffiliated with NYSE Group; and

•	services agreements regarding the regulatory services to be provided to New York Stock Exchange LLC and Archipelago, which services will include both market surveillance and listing compliance services.

NYSE Regulation will continue to fund its examination programs for assuring financial responsibility and compliance with sales practice rules, as well as testing and continuing education services (the primary functions of Member Firm Regulation) through fees assessed directly on member organizations, that are primarily calculated as a percentage of gross revenues of these member organizations. NYSE Regulation will also be compensated for the regulatory services provided to New York Stock Exchange LLC, the Pacific Exchange and PCX Equities. No assets of, and no regulatory fees, fines or penalties collected by NYSE Regulation will be distributed or otherwise used by the rest of NYSE Group.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA FOR NYSE GROUP

The following unaudited pro forma condensed combined financial data and explanatory notes present how the consolidated financial statements of NYSE Group may have appeared had Archipelago, PCX Holdings and the NYSE actually been combined at earlier dates. The unaudited pro forma condensed combined financial data shows the impact of the combinations on the companies’ respective historical financial positions and results of operations under the purchase method of accounting with Archipelago treated as the acquiror of PCX Holdings and the NYSE treated as the acquiror of Archipelago, and as if the acquisition of PCX Holdings by Archipelago and the acquisition of Archipelago by the NYSE had been completed on January 1, 2004 for statement of income purposes and on June 30, 2005 for statement of financial condition purposes.

On September 26, 2005, Archipelago completed the acquisition of PCX Holdings for a total cost of approximately $93.9 million, consisting of a $90.9 million cash payment to PCX Holdings shareholders and certain PCX Holdings employees, and approximately $3.0 million of direct costs incurred by Archipelago as part of this acquisition. The $90.9 million cash payment represented the total dollar value of 1,645,415 shares of Archipelago common stock held by the Pacific Exchange at the time of the closing, or $66.3 million, plus $24.6 million.

In the NYSE-Archipelago mergers, a wholly owned subsidiary of NYSE Group will merge with and into Archipelago, and Archipelago common stockholders will have the right to receive one share of NYSE Group common stock for each share of Archipelago common stock that they own. In addition, a successor of the NYSE will merge with and into a wholly owned subsidiary of NYSE Group, and the members of the NYSE will be able to elect to receive either the standard consideration of $300,000 in cash and 80,177 shares NYSE Group or the cash election consideration or the stock election consideration. The elections are subject to proration so that the total cash consideration paid to NYSE members in the NYSE mergers will not exceed, in the aggregate, $409.8 million. Restricted stock units and stock options of Archipelago common stock at the effective time of the Archipelago merger will be converted into restricted stock units and stock options of NYSE Group stock on a one for one basis.

For accounting purposes, the acquisition of PCX Holdings by Archipelago is treated under the purchase method of accounting and PCX Holding’s assets acquired and liabilities assumed were recorded at their estimated fair value. The NYSE-Archipelago mergers and related transactions will also be treated under the purchase method of accounting for accounting purposes, and Archipelago’s assets acquired and liabilities assumed will be recorded at their fair value.

The fair value of NYSE Group securities to be issued to Archipelago stockholders is the purchase consideration in the mergers. In accordance with Emerging Issues Task Force No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, the fair value of NYSE Group securities to be issued to Archipelago stockholders to effect the mergers will be based on a stock price of $22.43 per share, which corresponds to the average closing stock price of Archipelago common stock for the five-day period beginning two days before and ending two days after April 20, 2005 (the date the mergers were agreed to and announced), and not the price of Archipelago common stock when the mergers are completed. The closing price of Archipelago common stock on November 2, 2005 was $49.22 per share. We have assumed that 46,820,000 shares of Archipelago common stock are outstanding at the date of the completion of the mergers (including 48,465,000 shares issued less approximately 1,645,000 shares held in treasury following the September 26, 2005 acquisition of PCX Holdings by Archipelago).

The allocations of the respective purchase price to PCX Holdings and Archipelago’s assets, including intangible assets, and liabilities are only preliminary allocations based on estimates of fair values and will change when estimates are finalized. Among the provisions of Statement of Financial Accounting Standards No. 141, “Business Combinations,” criteria have been established for determining whether intangible assets should be recognized separately from goodwill. Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) provides, among other guidelines, that goodwill and intangible assets with indefinite lives will not be amortized, but rather are tested for impairment on at least an annual basis.

The unaudited pro forma condensed combined statements of income do not include any potential revenue and cost synergies. The unaudited pro forma condensed combined financial data do not give effect to Archipelago’s anticipated disposition of Wave Securities L.L.C. The operations of Wave Securities L.L.C. are not material to Archipelago.

The unaudited pro forma condensed combined statement of financial condition as of June 30, 2005 assumes that the business combinations took place on that date and combines the June 30, 2005 historical statement of financial condition for the NYSE, the June 30, 2005 historical statement of financial condition for Archipelago and the June 30, 2005 historical statement of financial condition of PCX Holdings. The unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2004 and for the six months ended June 30, 2005 assume that the business combination took place on January 1, 2004. The fiscal years of the NYSE, Archipelago and PCX Holdings end on December 31. Therefore, the accompanying unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004 combines the historical statements of operations of the NYSE, Archipelago and PCX Holdings for the fiscal year ended December 31, 2004. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2005 combines the historical statements of operations of the NYSE, Archipelago and PCX Holdings for the six months ended June 30, 2005. Reclassifications have been made to the historical financial statements of NYSE, Archipelago and PCX Holdings to conform to the presentation expected to be used by NYSE Group.

The pro forma condensed combined financial data shown under this heading is unaudited, is presented for informational purposes only, and is not necessarily indicative of the financial position or results of operations that would actually have occurred had the acquisition of PCX Holdings by Archipelago and the merger of the NYSE and Archipelago been consummated as of the dates or at the beginning of the periods presented, nor is it necessarily indicative of future operating results or financial position. The unaudited pro forma condensed combined financial data shown under this heading and the accompanying notes should be read together with:

•	the accompanying notes to the unaudited pro forma condensed combined financial data;

•	the separate unaudited historical financial statements of the NYSE as of and for the three and six months ended June 30, 2005, included elsewhere in this document;

•	the separate audited historical financial statements of the NYSE as of and for the fiscal year ended December 31, 2004 included elsewhere in this document;

•	the separate unaudited historical financial statements of Archipelago as of and for the three and six months ended June 30, 2005 contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, which are incorporated by reference into this document (see “Where You Can Find More Information”);

•	the separate audited historical financial statements of Archipelago as of and for the fiscal year ended December 31, 2004 contained in its Annual Report on Form 10-K for the year ended December 31, 2004, which are incorporated by reference into this document (see “Where You Can Find More Information”);

•	the separate unaudited historical financial statements of PCX Holdings as of and for the three and six months ended June 30, 2005, which will be incorporated by reference into this document upon their filing by Archipelago in a current report on Form 8-K/A (see “Where You Can Find More Information”);

•	the separate audited historical financial statements of PCX Holdings as of and for the fiscal year ended December 31, 2004, which will be incorporated by reference into this document upon their filing by Archipelago in a current report on Form 8-K/A (see “Where You Can Find More Information”); and

•	the separate unaudited pro forma condensed combined financial information relating to the acquisition by Archipelago of PCX Holdings, which will be incorporated by reference into this document upon their filing by Archipelago in a current report on Form 8-K/A (see “Where You Can Find More Information”).

NYSE GROUP, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT

OF FINANCIAL CONDITION

AS OF JUNE 30, 2005

(In thousands)

	Historical		Pro Forma			Historical	Pro Forma
	Archipelago	PCX Holdings	Adjustments	Note	Archipelago & PCX Holdings Combined	NYSE	Adjustments	Note	NYSE Group Combined
Assets
Current assets:
Cash and cash equivalents	$207,034	$59,444	$(90,863)	[4.1]	$175,615	$43,625	$(409,800)	[4.18]	$(190,560)
Investment and other securities	—	64,039	(64,039)	[4.2]	—	1,211,657	—		1,211,657
Accounts receivable, net	60,080	20,918	(13,288)	[4.3]	67,710	157,898	—		225,608
Deferred income taxes	—	5,959	(1,026)	[4.4]	4,933	66,936	—		71,869
Other current assets	—	—	—		—	42,282	—		42,282

Total current assets	267,114	150,360	(169,216)		248,258	1,522,398	(409,800)		1,360,856
Property and equipment, net	48,113	26,008	(7,375)	[4.8]	66,746	342,890	23,883	[4.17]	433,519
Goodwill	131,865	—	—		131,865	—	395,244	[3]	527,109
Intangible assets, net	91,356	—	19,000	[4.9]	110,356	—	434,644	[4.17]	545,000
Deferred income taxes	474	23,322	(7,763)	[4.4]	16,033	296,765	—		312,798
Other assets	9,983	1,688	(4,110)	[4.7]	7,561	99,416	—		106,977

Total assets	$548,905	$201,378	$(169,464)		$580,819	$2,261,469	$443,971		$3,286,259

Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$67,987	$79,110	$(13,288)	[4.3]	$144,825	$232,404	$—		$377,229
			11,016	[4.5]
Deferred revenue	—	13,620	(13,620)	[4.6]	—	220,545	—		220,545
Deferred income taxes	—	—	—		—	8,310	—		8,310
Other current liabilities	524	2,925	—		3,449	271,839	—		275,288

Total current liabilities	68,511	95,655	(15,892)		148,274	733,098	—		881,372
Accrued employee benefits	—	—	—		—	315,942	—		315,942
Deferred revenue	—	10,216	(10,216)	[4.6]	—	332,634	—		332,634
Deferred income taxes	—	37,837	(24,111)	[4.4]	13,726	7,537	219,953	[4.14]	241,216
Other liabilities	—	3,544	(1,080)	[4.7]	2,464	36,024	—		38,488

Total liabilities	68,511	147,252	(51,299)		164,464	1,425,235	219,953		1,809,652

Minority interest	—	—	—		—	33,384	—		33,384
Equity	480,394	54,126	(118,165)	[4.16]	416,355	802,850	224,018	[4.18]	1,443,223

Total liabilities and equity	$548,905	$201,378	$(169,464)		$580,819	$2,261,469	$443,971		$3,286,259

The accompanying notes are an integral part of the

unaudited pro forma condensed combined financial statements.

NYSE GROUP, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

SIX MONTHS ENDED JUNE 30, 2005

(In thousands, except per share data)

	Historical		Pro Forma			Historical	Pro Forma
	Archipelago	PCX Holdings	Adjustments	Note	Archipelago & PCX Holdings Combined	NYSE	Adjustments	Note		NYSE Group Combined
Revenues
Transaction fees	$230,531	$20,601	$—		$251,132	$75,759	$—			$326,891
Listing fees	241	—	—		241	171,460	—			171,701
Market data fees	30,713	1,859	—		32,572	90,440	—			123,012
Data processing fees	—	—	—		—	92,645	—			92,645
Archipelago revenue:
Original consideration amortization	—	6,810	(6,810)	[4.10]	—	—	—			—
Regulatory oversight	—	3,624	(3,624)	[4.11]	—	—	—			—
Registered representative fees	—	(2,202)	2,202	[4.12]	—	—	—			—
Other	2,153	8,754	—		10,907	134,558	—			145,465

Total revenues	263,638	39,446	(8,232)		294,852	564,862	—			859,714

Expenses
Compensation	26,031	15,613	—		41,644	252,104	—			293,748
Liquidity payments	102,420	—	—		102,420	—	—			102,420
Routing and clearing fees	49,413	1,358	(1,422)	[4.11], [4.12]	49,349	—	—			49,349
Systems and communications	11,277	4,035	—		15,312	63,637	—			78,949
Professional services	5,657	15	—		5,672	63,713	—			69,385
Depreciation and amortization	10,704	6,901	—		17,605	52,619	4,291	[4.17	]	74,515
Occupancy	2,787	2,375	—		5,162	34,321	—			39,483
NYSE merger costs	8,432	—	—		8,432	—	(8,432)	[4.19	]	—
Selling, general and administrative	19,887	4,007	—		23,894	32,879	—			56,773

Total expenses	236,608	34,304	(1,422)		269,490	499,273	(4,141)			764,622

Income (loss) before income tax provision (benefit) and minority interest	27,030	5,142	(6,810)		25,362	65,589	4,141			95,092
Income tax provision (benefit)	10,886	2,233	(2,724)	[4.14]	10,395	26,224	1,656	[4.14	]	38,275
Minority interest and other	(57)	(59)	—		(116)	360	—			244

Net income (loss)	$16,201	$2,968	$(4,086)		$15,083	$39,005	$2,485			$56,573

Basic earnings per share	$0.34				$0.33					$0.37

Diluted earnings per share	$0.34				$0.33					$0.37

Basic weighted average shares outstanding	47,185		(1,645)	[4.15]	45,540		106,260	[4.20	]	151,800

Diluted weighted average shares outstanding	47,966		(1,645)	[4.15]	46,321		108,082	[4.20	]	154,403

The accompanying notes are an integral part of the

unaudited pro forma condensed combined financial statements.

NYSE GROUP, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

(In thousands, except per share data)

	Historical		Pro Forma			Historical	Pro Forma
	Archipelago	PCX Holdings	Adjustments	Note	Archipelago & PCX Holdings Combined	NYSE	Adjustments	Note	NYSE Group Combined
Revenues
Transaction fees	$484,677	$33,542	$—		$518,219	$153,562	$—		$671,781
Listing fees	445	—	—		445	329,798	—		330,243
Market data fees	56,598	3,770	—		60,368	167,590	—		227,958
Data processing fees	—	—	—		—	220,677	—		220,677
Archipelago revenue:
Original consideration amortization	—	13,620	(13,620)	[4.10]	—	—	—		—
Regulatory oversight	—	7,247	(7,247)	[4.11]	—	—	—		—
Registered representative fees	—	(4,411)	4,411	[4.12]	—	—	—		—
Other	1,831	15,947	—		17,778	213,259	—		231,037

Total revenues	543,551	69,715	(16,456)		596,810	1,084,886	—		1,681,696

Expenses
Compensation	42,794	30,585	—		73,379	518,059	—		591,438
Liquidity payments	200,655	—	—		200,655	—	—		200,655
Routing and clearing fees	129,505	3,271	(2,836)	[4.11], [4.12]	129,940	—	—		129,940
Systems and communications	19,598	6,023	—		25,621	138,568	—		164,189
Professional services	11,520	4,383	—		15,903	132,702	—		148,605
Depreciation and amortization	26,680	13,002	—		39,682	95,720	8,582	[4.17]	143,984
Occupancy	4,609	5,238	—		9,847	68,558	—		78,405
Selling, general and administrative	32,891	8,131	—		41,022	84,281	—		125,303

Total expenses	468,252	70,633	(2,836)		536,049	1,037,888	8,582		1,582,519

Income (loss) before income tax provision (benefit), equity in income of Archipelago and minority interest	75,299	(918)	(13,620)		60,761	46,998	(8,582)		99,177
Equity in income of Archipelago	—	(2,299)	2,299	[4.13]	—	—	—		—
Income tax provision (benefit)	6,956	1,027	(6,368)	[4.14]	1,615	15,843	(3,433)	[4.14]	14,025
Minority interest and other	(597)	—	—		(597)	992	—		395

Net income (loss)	68,940	354	(9,551)		59,743	30,163	(5,149)		84,757
Deemed dividend on convertible preferred shares	(9,619)	—	—		(9,619)	—	—		(9,619)

Net income (loss) attributable to common stockholders	$59,321	$354	$(9,551)		$50,124	$30,163	$(5,149)		$75,138

Basic earnings per share	$1.47				$1.30				$0.58

Diluted earnings per share	$1.38				$1.21				$0.55

Basic weighted average shares outstanding	40,301		(1,645)	[4.15]	38,656		90,197	[4.20]	128,853

Diluted weighted average shares outstanding	42,915		(1,645)	[4.15]	41,270		96,297	[4.20]	137,567

The accompanying notes are an integral part of the

unaudited pro forma condensed combined financial statements.

NYSE GROUP, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

The unaudited pro forma condensed combined financial statements give effect to the acquisition of PCX Holdings by Archipelago and the merger of the NYSE and Archipelago in two separate transactions to be accounted for as purchase business combinations, with Archipelago treated as the legal and accounting acquiror of PCX Holdings, with the NYSE treated as the legal and accounting acquiror of Archipelago, and as if the acquisitions of PCX Holdings by Archipelago and Archipelago by the NYSE had been completed on January 1, 2004 for statement of income purposes and on June 30, 2005 for statement of financial condition purposes. For a summary of the mergers effecting the acquisition of Archipelago by the NYSE, see “The Mergers.”

The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the business combinations had been consummated during the period or as of the dates for which the pro forma data is presented, nor is it necessarily indicative of the future operating results or financial position of the NYSE Group.

Archipelago’s purchase price for PCX Holdings and the NYSE’s purchase price for Archipelago have been allocated to the assets acquired and the liabilities assumed based upon management’s preliminary estimate of their respective fair values as of the date of acquisition. Definitive allocations will be performed when estimates are finalized. Accordingly, the purchase price allocation pro forma adjustments are preliminary, have been made solely for the purpose of providing unaudited pro forma condensed combined financial data and are subject to revision based on a final determination of fair value after the closing of the business combinations.

The accompanying unaudited pro forma condensed combined statements of income do not include (1) any revenue or cost saving synergies that may be achievable subsequent to the completion of the mergers, or (2) the impact of non-recurring items directly related to the mergers.

The unaudited pro forma condensed combined financial data does not give effect to Archipelago’s anticipated disposition of Wave Securities L.L.C. The operations of Wave Securities L.L.C. are not material to Archipelago.

Certain reclassifications have been made to the historical financial statements of NYSE, Archipelago and PCX Holdings to conform to the presentation expected to be used by NYSE Group.

Note 2—Purchase Price of PCX Holdings

The following is a summary of the preliminary allocation of the total cost in the PCX Holdings acquisition as reflected in the unaudited pro forma condensed combined statement of financial condition as of June 30, 2005 (in thousands):

Historical net assets acquired	$54,126
Reversal of deferred revenues	23,836
Write-down of fixed assets	(7,375)
National securities exchange registration intangible asset [a]	19,000
Liabilities for exit and termination costs [b]	(11,016)
Deferred tax impact of purchase accounting adjustments	15,322

Total cost	$93,893

[a] See Note 4.9

[b] See Note 4.5

NYSE GROUP, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS—(Continued)

Note 3—Purchase Price of Archipelago

For the purpose of preparing the accompanying unaudited pro forma condensed combined statement of financial condition as of June 30, 2005, management made the following assumptions:

•	NYSE members exchanged each of their NYSE memberships for (1) $300,000 in cash (corresponding to an aggregate payment of $409.8 million to 1,366 members—see Note 4.18), and (2) shares of NYSE Group common stock representing 70% of the NYSE Group common stock issued and outstanding on a diluted basis; and

•	Archipelago stockholders exchanged their shares of Archipelago common stock for the equivalent of 30% of the NYSE Group common stock issued and outstanding on a diluted basis.

The estimated fair value of NYSE Group securities to be issued to Archipelago stockholders to effect the mergers represents the purchase consideration in the mergers, which was computed as follows:

	46,820,000 shares	(a)
times	$22.43 per share	(b)

$1,050 million

(a)	Corresponding to the sum of (i) the aggregate number of Archipelago shares of common stock issued and outstanding as of June 30, 2005, plus (ii) the aggregate number of Archipelago stock options that would have been deemed outstanding for purposes of calculating earnings per share under the treasury stock method as of June 30, 2005, plus (iii) the aggregate number of Archipelago shares underlying restricted stock units, whether vested or unvested, as of June 30, 2005, minus (iv) 1,645,415 Archipelago shares held by a wholly owned subsidiary of Archipelago following the PCX Holdings acquisition.
(b)	In accordance with Emerging Issues Task Force No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, corresponds to the average closing stock price of Archipelago common stock for the five-day period beginning two days before and ending two days after April 20, 2005 (the date the mergers were agreed to and announced), and not the price of Archipelago common stock when the mergers are completed. The closing price of Archipelago common stock on November 2, 2005 was $49.22 per share.

The following is a summary of the preliminary allocation of the total purchase price in the Archipelago acquisition as reflected in the unaudited pro forma condensed combined statement of financial condition as of June 30, 2005 (in thousands):

Historical net assets acquired	$416,355
Write down of Archipelago’s historical goodwill and intangibles	(242,221)
Adjustment to fair value property and equipment [a]	23,883
Fair value of identifiable intangible assets [a]	545,000
Deferred tax impact of purchase accounting adjustments	(219,953)
Residual goodwill created from mergers	527,109

Total purchase price	$1,050,173

[a]	See Note 4.17

Note 4—Pro Forma Adjustments

[4.1]  To reduce historical cash balance by the $90.9 million purchase price in the PCX Holdings acquisition.

[4.2]  To purchase 1,645,415 shares of Archipelago common stock held by the Pacific Exchange at the time of acquisition, which are treated as treasury shares of the combined entity.

[4.3]  To eliminate intercompany receivable and payable balances.

[4.4]  To adjust the book value of acquired deferred tax assets and liabilities to their fair value. The pro forma adjustments consist in (i) eliminating deferred tax assets and liabilities recorded by PCX Holdings in connection with its May 2001 exchange facility agreement with Archipelago, and (ii) setting up deferred tax liabilities in relation to the fair value of the national securities exchange registration intangible asset discussed in note [4.9] below.

NYSE GROUP, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS—(Continued)

[4.5]  To recognize approximately $11.0 million of liabilities primarily associated with employee terminations, including accrued severance benefits and costs related to change in control provisions of certain PCX Holdings employment contracts.

[4.6]  To eliminate the unrecognized portion of deferred revenue balances recorded by PCX Holdings in relation to its May 2001 exchange facility agreement with Archipelago.

[4.7]  Other miscellaneous elimination or reclassification.

[4.8]  To adjust the book value of PCX Holdings fixed assets, including certain software development costs capitalized under the provisions of Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” to their estimated fair market value.

[4.9]  To recognize the fair value of the Pacific Exchange’s status as a registered national securities exchange, an indefinite-lived intangible asset allowing PCX Holdings to generate market data fee revenues from options trading.

[4.10]  To reverse the revenue recognized by PCX Holdings in relation to its exchange facility agreement with Archipelago. In May 2001, Archipelago acquired the right to operate as the exclusive equity trading facility of PCX Equities, including the rights to certain revenue streams comprised primarily of transaction fees, market data fees, and listing fees, for an aggregate consideration of $90.0 million. Archipelago determined that this intangible asset had an indefinite life and, as such, it is not subject to amortization. PCX Holdings deferred the recognition of a portion of the consideration over a period of five years.

[4.11]  To reverse the regulatory oversight revenue recognized by PCX Holdings and corresponding regulatory fees incurred by Archipelago. Under the terms of the facility services agreement between the Pacific Exchange, PCX Equities and Archipelago, the Pacific Exchange and PCX Equities provide certain regulatory services to Archipelago in return for regular payments as negotiated between the parties.

[4.12]  To reverse the registered representative fee revenue recognized by Archipelago (as contra routing and clearing fees) and corresponding expense recorded at PCX Holdings (as contra revenue). Under the terms of the facility services agreement between the Pacific Exchange, PCX Equities and Archipelago, the Pacific Exchange and PCX Equities forward a portion of the registered representative fees received from the National Association of Security Dealers to Archipelago.

[4.13]  To eliminate PCX Holdings’ equity in income of Archipelago for the year ended December 31, 2004. Prior to Archipelago’s conversion from an LLC to a C Corporation on August 11, 2004 and subsequent initial public offering, PCX Holdings accounted for its investment in Archipelago using the equity method of accounting.

[4.14]  To adjust the income tax provision for the effect of the pro forma adjustments based upon a combined federal, state and local corporate income tax rate of 40.0%. Deferred income tax impacts as a result of the purchase accounting adjustments were also estimated at a 40.0% blended income tax rate.

[4.15]  To adjust the weighted average shares outstanding to reflect the purchase of 1,645,415 shares of Archipelago common stock held by the Pacific Exchange at the time of acquisition.

[4.16]  As of June 30, 2005, the equity of the Archipelago and PCX Holdings combined entity consisted of the following (in thousands):

Historical equity of Archipelago	$480,394
Less: 1,645,415 shares of Archipelago common stock treated as treasury stock	(64,039)

Total equity of combined entity	$416,355

NYSE GROUP, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS—(Continued)

[4.17]  To adjust the book value of Archipelago fixed assets and intangible assets to their estimated fair value. As of June 30, 2005, NYSE estimated the fair value of Archipelago’s fixed assets and intangible assets (other than goodwill) to be $71.7 million (representing a $23.9 million increase in value over Archipelago’s historical basis) and $545.0 million, respectively. The preliminary allocations included in the unaudited pro forma combined condensed financial data are as follows (in thousands):

	Increase in value		Estimated average remaining useful life	Estimated annual depreciation expense	Estimated quarterly depreciation expense
Fixed asset class:
Software	$15,215		5 years	$3,043	$761
Other equipment	8,668		3 years	2,889	722

Fixed assets	23,883

	Estimated fair value
Intangible asset class:
National securities exchange registration	492,000	(a)	Indefinite	n/a	n/a
Customer relationships	20,000		20 years	1,000	250
Trade names	33,000	(b)	20 years	1,650	413

Intangible assets	545,000

Total	$568,883			$8,582	$2,146

(a)	Prior to the completion of the PCX Holdings acquisition, the contractual right to operate ArcaEx as the exclusive equities trading facility of the Pacific Exchange and PCX Equities (and following the completion of the PCX Holdings acquisition, Archipelago’s ownership of the Pacific Exchange and PCX Equities) allowed Archipelago to (i) generate revenues from market data fees and listing fees (from equities and, following the completion of the PCX Holdings acquisition, options trading), and (ii) reduce its costs since clearing charges are not incurred for trades matched internally on ArcaEx. As the owner of a national securities exchange, Archipelago is eligible to earn market data and listing fees and benefit from clearing cost savings.

(b)	Includes the Archipelago and ArcaEx trade names.

[4.18]  As of June 30, 2005, the equity of NYSE Group consisted of the following (in thousands):

Historical equity of the NYSE	$802,850
Less: NYSE payment to members	(409,800)	See Note 3

Estimated fair value of Archipelago	1,050,173

Total equity of NYSE Group	$1,443,223

[4.19]  To eliminate merger costs incurred by Archipelago to arrive at pro forma results because they represent material, nonrecurring charges resulting directly from the transaction. As of June 30, 2005, Archipelago had incurred $8.4 million of direct costs in relation to the proposed merger with the NYSE, consisting primarily of banking, legal and other advisory fees.

[4.20]  To adjust the weighted average number of shares outstanding used to determine basic and diluted pro forma earnings per share for the respective periods based upon the exchange of shares of Archipelago common stock for the equivalent of 30% of the NYSE Group common stock.

DESCRIPTION OF NYSE GROUP CAPITAL STOCK

The following summary is a description of the material terms of NYSE Group’s capital stock as of the effective time of the mergers and is not complete. You should also refer to (1) the form of NYSE Group certificate of incorporation that will be in effect as of the completion of the mergers, which is included as Annex G to this document, (2) the form of NYSE Group bylaws that will be in effect as of the completion of the mergers, which is included as Annex H to this document, and (3) the applicable provisions of the Delaware General Corporation Law.

Common Stock

As of the effective time of the mergers, NYSE Group will be authorized to issue up to 400,000,000 shares of common stock. Immediately following the mergers, NYSE Group expects there to be approximately 158,000,000 shares of NYSE Group common stock outstanding.

Holders of NYSE Group common stock are entitled to receive dividends when, as and if declared by the NYSE Group board of directors out of funds legally available for payment, subject to the rights of holders, if any, of NYSE Group preferred stock. For more information about NYSE Group’s dividends, see “Information About NYSE Group—Dividend Policy” and “Risk Factors—NYSE Group does not expect to pay dividends on common stock in the short term.”

Each holder of NYSE Group common stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of preferred stock if and when issued and subject to applicable law, all voting rights are vested in the holders of shares of NYSE Group common stock. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors if they choose to do so, subject to any voting rights of holders of preferred stock to elect directors.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of NYSE Group, the holders of NYSE Group common stock will be entitled to share equally in any of the assets available for distribution after NYSE Group has paid in full all of its debts and after the holders of all outstanding series of NYSE Group preferred stock, if any, have received their liquidation preferences in full.

The issued and outstanding shares of NYSE Group common stock are fully paid and nonassessable. Holders of shares of NYSE Group common stock are not entitled to preemptive rights. Shares of NYSE Group common stock are not convertible into shares of any other class of capital stock.

Ownership and Voting Limits on NYSE Group Capital Stock

The NYSE Group certificate of incorporation will place certain ownership and voting limits on the holders of its capital stock:

•	No person (either alone or together with its related persons) may beneficially own shares of stock of NYSE Group representing in the aggregate more than 20% of the total number of votes entitled to be cast on any matter;

•	No person (either alone or together with its related persons) may possess the right to vote or cause the voting of shares of stock of NYSE Group representing in the aggregate more than 10% of the total number of votes entitled to be cast on any matter, and no person (either alone or together with its related persons) may acquire the ability to vote more than 10% of the total number of votes entitled to be cast on any matter by virtue of agreements entered into by other persons not to vote shares of NYSE Group’s outstanding capital stock;

The term “related persons” means, with respect to any person:

•	any “affiliate” of such person (as such term is defined in Rule 12b-2 under the Exchange Act);

•	any other person with which such first person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of stock of NYSE Group;

•	in the case of a person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such person and, in the case of a person that is a partnership or a limited liability company, any general partner, managing member or manager of such person, as applicable;

•	in the case of a person that is a “member organization” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time), any “member” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time) with which such person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

•	in the case of a person that is an OTP firm, any OTP holder with which such person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

•	in the case of a person that is a natural person, any relative or spouse of such natural person, or any relative of such spouse who has the same home as such natural person or who is a director or officer of NYSE Group or any of its parents or subsidiaries;

•	in the case of a person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable;

•	in the case of a person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability, as applicable;

•	in the case of a person that is a “member” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time), the “member organization” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time) with which such person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act); and

•	in the case of a person that is an OTP holder, the OTP firm with which such person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act).

In the event that a person, either alone or together with its related persons, beneficially owns shares of stock of NYSE Group representing more than 20% of the total number of votes entitled to be cast on any matter, such person and its related persons shall be obligated to sell promptly, and NYSE Group shall be obligated to purchase promptly, at a price equal to the par value of such shares of stock and to the extent that funds are legally available for such purchase, that number of shares of stock of the NYSE Group necessary so that such person, together with its related persons, shall beneficially own shares of stock of NYSE Group representing in the aggregate no more than 20% of the total number of votes entitled to be cast on any matter, after taking into account that such repurchased shares shall become treasury shares and shall no longer be deemed to be outstanding.

In the event that a person, either alone or together with its related persons, possesses more than 10% of the total number of votes entitled to be cast on any matter (including if it possesses this voting power by virtue of agreements entered into by other persons not to vote shares of NYSE Group’s capital stock), then such person, either alone or together with its related persons, will not be entitled to vote or cause the voting of these shares of NYSE Group capital stock to the extent that such shares represent in the aggregate more than 10% of the total number of votes entitled to be cast on any matter, and NYSE Group shall disregard any such votes purported to be cast in excess of this percentage.

The NYSE Group board of directors may waive the provisions regarding ownership and voting limits by a resolution expressly permitting this ownership or voting (which resolution must be filed with and approved by the SEC prior to being effective), subject to a determination of the board that:

•	the acquisition will not impair the ability of NYSE Group’s regulated subsidiaries to discharge their respective responsibilities under the Exchange Act and the rules and regulations under the Exchange Act and is otherwise in the best interests of NYSE Group and its stockholders and its regulated subsidiaries;

•	the acquisition will not impair the SEC’s ability to enforce the Exchange Act;

•	neither the person obtaining the waiver nor any of its related persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) if such person is seeking to obtain a waiver above the 20% level;

•	for so long as NYSE Group directly or indirectly controls the Pacific Exchange, PCX Equities or any facility of the Pacific Exchange, neither the person obtaining the waiver nor any of its related persons is an ETP holder, an OTP holder or an OTP firm if such person is seeking to obtain a waiver above the 20% level; and

•	for so long as NYSE Group directly or indirectly controls New York Stock Exchange LLC or NYSE Market, neither the person obtaining the waiver nor any of its related persons is a member or member organization of the New York Stock Exchange LLC if such person is seeking to obtain a waiver above the 20% level.

In making these determinations, the NYSE Group board of directors may impose conditions and restrictions on the relevant stockholder or its related persons that it deems necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the governance of NYSE Group.

These provisions of the NYSE Group certificate of incorporation could delay or deter a change of control of NYSE Group, which could adversely affect the price of NYSE Group common stock.

The NYSE Group certificate of incorporation also provides that the NYSE Group board of directors has the right to require any person and its related persons that the NYSE Group board of directors reasonably believes to be subject to the voting or ownership restrictions summarized above, and any stockholder (including related persons) that at any time beneficially owns 5% or more of NYSE Group’s outstanding capital stock, to provide to NYSE Group, upon the board’s request, complete information as to all shares of capital stock of NYSE Group that such stockholder beneficially owns, as well as any other information relating to the applicability to such stockholder of the voting and ownership requirements outlined above.

Transfer Restrictions on Certain Shares of NYSE Group Common Stock

The NYSE Group certificate of incorporation subjects any share of NYSE Group common stock issued to NYSE members in the NYSE mergers to certain transfer restrictions. During the applicable lock-up period, shares of NYSE Group common stock issued to the NYSE members may not be directly or indirectly assigned, sold, transferred, pledged, hypothecated or otherwise disposed. The lock-up period will begin on the date of completion of the mergers, and the shares subject to the lock-up will expire in equal installments on the first, second and third anniversaries of that date. However, if the beneficial owner of NYSE Group common stock dies, the transfer restrictions will automatically be removed from such holder’s shares of NYSE Group common stock.

Prior to the completion of the mergers, the NYSE has the right to amend the scope of the transfer restrictions imposed on the shares of NYSE Group common stock to be issued to the NYSE members in the mergers. If it chooses to do so, the NYSE must offer the parties to the support and lock-up agreements to similarly amend the scope of the transfer restrictions imposed on the shares of NYSE Group common stock to be issued to those parties in the mergers. The NYSE currently expects to amend the scope of the transfer restrictions to permit transfers to related parties and estate planning vehicles, as long as these recipients will be subject to the same restrictions on transfer.

After the completion of the mergers, the NYSE Group board of directors may, at its discretion, remove the transfer restrictions applicable to any number of shares of NYSE Group common stock on terms and conditions and in ratios and numbers that it may fix in its sole discretion. The NYSE Group board of directors intends that, as market conditions permit, it will provide former NYSE members with opportunities, from time to time, to sell their shares of NYSE Group common stock pursuant to a registered secondary offering. The NYSE Group board of directors will remove the transfer restrictions from the shares of NYSE Group common stock that are sold in these offerings. Subject to market conditions and other factors, a significant secondary offering of NYSE Group common stock could occur as early as shortly after the closing of the mergers. However, market conditions may change, and the NYSE Group board of directors expects to determine whether to conduct a secondary offering, the number of such secondary offerings (if any), the maximum number of shares of NYSE Group common stock eligible to be sold in any offering, and the timing of these offerings on its view of the market’s ability to absorb the newly unrestricted shares sold in the offering without an adverse impact on the price of shares of NYSE Group common stock.

Shares of NYSE Group common stock issued to certain investment entities affiliated with General Atlantic LLC, The Goldman Sachs Group, Inc. and Gerald D. Putnam in the Archipelago merger will also be subject to transfer restrictions pursuant to the support and lock-up agreements. For a description of these transfer restrictions, see “Support and Lock-Up Agreements—Lock-Up of NYSE Group Common Stock.” If the NYSE Group board of directors removes the transfer restrictions from the shares of NYSE Group common stock held by the entities affiliated with General Atlantic or Goldman Sachs Group, the transfer restrictions on a proportionate number of shares held by the former NYSE members will automatically be removed.

U.S. Federal Income Tax Considerations for Non-U.S. Holders of NYSE Group Common Stock

The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of shares of NYSE Group common stock applicable to non-U.S. holders. This discussion is based on current provisions of the Internal Revenue Code, final temporary or proposed U.S. Treasury regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). In general, a “non-U.S. holder” is any holder other than:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion is based on current provisions of the Internal Revenue Code, final, temporary or proposed U.S. Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of NYSE Group common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances. In addition, except to the extent provided below, this discussion does not address federal tax laws other than those pertaining to the federal income tax, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships or other pass-through entities, owners of 5% or more of our common stock and certain U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of NYSE Group common stock.

Dividends

In general, dividends, if any, paid by NYSE Group to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non- U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. Under applicable U.S. Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of these entities) is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

Gain on Sale or Other Disposition of NYSE Group Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of NYSE Group common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) and, if required by an applicable income tax treaty as a condition to subjecting a non U.S. holder to U.S. federal income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met; or

•	NYSE Group is or has been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes (which we do not believe that we have been, currently are, or will become) at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. If we were or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of NYSE Group common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that NYSE Group common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). We believe that NYSE Group common stock will be treated as regularly traded on an established securities market during any period in which it is listed on the NYSE.

U.S. Federal Estate Tax

Shares of NYSE Group common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

Generally, NYSE Group must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty.

Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax (currently at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of shares of NYSE Group common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of NYSE Group common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of NYSE Group common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge (or reason to know) to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of NYSE Group common stock should consult his, her or its own tax adviser with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of NYSE Group common stock.

COMPARISON OF RIGHTS PRIOR TO AND AFTER THE MERGERS

This section describes the material differences between the rights of holders of NYSE memberships and holders of Archipelago common stock prior to the mergers, on the one hand, and the rights of holders of NYSE Group common stock after the mergers, on the other hand.

The differences between the rights of holders of NYSE memberships prior to the mergers and the rights of holders of NYSE Group common stock after the mergers primarily result from:

•	the fact that the NYSE is a New York not-for-profit corporation, whereas NYSE Group is a Delaware for-profit corporation; and

•	the differences between the governing documents of the NYSE and NYSE Group.

Because both Archipelago and NYSE Group are Delaware corporations, the differences between the rights of holders of Archipelago common stock prior to the mergers and the rights of holders of NYSE Group common stock after the mergers primarily result from differences between the two company’s respective governing documents.

This section does not include a complete description of all differences among the rights of the NYSE members, the Archipelago stockholders, and the NYSE Group stockholders, nor does it include a complete description of their specific rights. Furthermore, the identification of some of the differences in these rights as material is not intended to indicate that other differences that may be equally important do not exist. All NYSE members and Archipelago stockholders are urged to read carefully the relevant provisions of the New York Not-For-Profit Corporation Law and the Delaware General Corporation Law, as well as the NYSE certificate of incorporation and constitution, the Archipelago certificate of incorporation and bylaws, and the form of NYSE Group certificate of incorporation and bylaws that will be in effect upon completion of the mergers (which forms are included as Exhibits 3.1 and 3.2, respectively, of the registration statement of which this document forms a part).

In considering the terms of the NYSE Group certificate of incorporation and bylaws, NYSE Group considered its important role as a promulgator of corporate governance standards for its listed companies, the unique role played by NYSE Group in the U.S. national market system and the independence and public interest criteria embodied in its director selection criteria, as well as pronouncements from the SEC, including the SEC’s proposed Regulation SRO.

Copies of the NYSE certificate of incorporation and constitution and the Archipelago certificate of incorporation and bylaws are available to NYSE members and Archipelago stockholders, respectively, upon request. See “Where You Can Find More Information.”

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

Authorized Equity Interests

The NYSE certificate of incorporation authorizes a total of 1,366 NYSE memberships.

A regular NYSE member in good standing may lease his or her membership to a person approved by the NYSE. During the term of the lease, the lessee is considered to be, and the lessor is not considered to be, a NYSE member, except that the lessor, and not the lessee, is entitled to receive, any distribution of the assets of the NYSE in the event of any liquidation, dissolution, or winding up of the affairs of the NYSE. Under the lease agreement, the lessor may retain the right to vote the leased membership or that right may pass to the lessee.

Common Stock. Archipelago is currently authorized to issue up to 165,000,000 shares of common stock, par value $0.01 per share.

Preferred Stock. Archipelago is currently authorized to issue up to 35,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock. As of the effective time of the mergers, NYSE Group will be authorized to issue up to 400,000,000 shares of NYSE Group common stock. Immediately following the mergers, NYSE Group expects there to be approximately 158,000,000 shares of NYSE Group common stock outstanding.

Preferred Stock. As of the effective time of the mergers, NYSE Group will be authorized to issue up to 200,000,000 shares of preferred stock, par value $0.01 per share. NYSE Group expects that no shares of preferred stock will be issued or outstanding immediately following completion of the mergers.

Dividends/Distributions

As a “board of trade” under the New York Not-For-Profit Corporation Law, the NYSE may make distributions of cash or property, or confer other benefits on, its members, if the board of directors finds that the cash, property or other benefit is not required for the conduct of its corporate purposes. However, this action may not be taken when the corporation is currently insolvent or would thereby be made insolvent or rendered unable to carry on its corporate purposes, or when the fair value of the NYSE’s assets remaining after the taking of the action would be insufficient to meet its liabilities.	Holders of Archipelago common stock are entitled to receive dividends when, as and if declared by the Archipelago board of directors out of funds legally available for payment, subject to the rights of holders, if any, of Archipelago preferred stock. Holders of Archipelago common stock are entitled to share pro rata in the assets of Archipelago upon dissolution after provision has been made for all claims against and obligations of Archipelago.	Same as for Archipelago.

Regular members of the NYSE have the right to share in the distribution of assets in the event of any voluntary or involuntary final liquidation, dissolution or winding up of the affairs of the NYSE. In these events, after paying or making provision for the payment of all

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

Dividends/Distributions

liabilities of the NYSE, the assets of the NYSE will be distributed equally among the then existing regular members, with any payment to a member reduced by amounts that such member is indebted to the NYSE for unpaid fees, fines, dues, assessments or other fees or charges.

Under the NYSE certificate of incorporation, a merger is not considered to be a final liquidation, dissolution or winding up of the NYSE.

Annual Meeting of Members / Stockholders

A meeting of the NYSE members entitled to vote thereat is held annually at any time and date as the board of directors may select, but in no event later than the first Thursday in June or, if the NYSE is not open for business on that day, on the next succeeding business day.	An annual meeting of stockholders is held for the election of directors at any date, time and place as may be designated by the Archipelago board of directors from time to time.	Same as for Archipelago.

Special Meeting of Members / Stockholders

Special meetings of the members may be called by the chairman of the board of directors. The chairman must call a special meeting upon the direction of the board or upon the written request of one hundred members.

Special meetings of the members must also be called by the secretary of the NYSE upon the demand of members entitled to cast 10% of the votes entitled to be cast at a special meeting.

	Special meetings of stockholders may be called at any time by, and only by, the board of directors, the chief executive officer or the chairman of the Archipelago board of directors, to be held at any date, time and place as may be stated in the notice of the meeting.	Special meetings of stockholders may be called at any time by, and only by, the chairman of the board of directors, the chief executive officer, or by resolution of a majority of the entire NYSE Group board of directors.

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

Voting Rights—General

Each regular NYSE member in good standing is entitled to one vote on each matter at any meeting of the NYSE members.

Each physical access member in good standing is entitled to one vote, and each electronic access member in good standing who became an electronic access member prior to March 30, 1986 is entitled to one-half of a vote, on each office or position to be filled at any election or upon any other matter at any meeting of the NYSE members, except for a number of specified matters, including any merger or consolidation, or any proposal to amend any of the rights of such members.

	Each holder of Archipelago common stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of preferred stock issued and subject to applicable law, all voting rights are vested in the holders of shares of Archipelago common stock. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors if they choose to do so, subject to any voting rights of holders of preferred stock to elect directors.	Same as for Archipelago.

Voting Rights in Extraordinary Transactions

Under the New York Not-For-Profit Corporation Law, approval of a plan of merger or consolidation requires the affirmative vote of at least two-thirds of the votes cast at a meeting of members. The affirmative vote must also represent a quorum, which is a majority of the votes entitled to be cast by NYSE members entitled to vote on the proposal.	The Delaware General Corporation Law generally requires that any merger, consolidation or sale of substantially all the assets of a corporation be approved by a vote of a majority of all outstanding shares entitled to vote thereon. Although a Delaware corporation’s certificate of incorporation may provide for a greater vote, the Archipelago certificate of incorporation does not.	Same as for Archipelago.

Trading Rights / Licenses

A NYSE membership carries with it a trading right which entitles its holder to trade on the NYSE or to lease the right to trade to a third party, subject to approval of the NYSE.	Archipelago common stock does not entitle its holder to any trading rights or license to use the trading facilities of Archipelago or ArcaEx.	NYSE Group common stock will not entitle its holder to any trading rights or licenses on any of the securities exchanges of NYSE Group.

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

Limitations on Ownership Concentration

None.

The Archipelago certificate of incorporation provides that:

(i) No person, either alone or with its related persons (as this term is defined in the Archipelago certificate of incorporation) may beneficially own shares of capital stock representing more than 40% of the aggregate voting power of the outstanding capital stock of Archipelago;

(ii) For as long as ArcaEx is a facility of the Pacific Exchange and PCX Equities and the facility services agreement governing this arrangement is in full force, no person who holds an equities trading permit of PCX Equities, either alone or together with its related persons (as this term is defined in the Archipelago certificate of incorporation), may own, directly or indirectly, shares of Archipelago stock representing more than 20% of the aggregate

No person, either alone or with its related persons (as this term is defined in the NYSE Group certificate of incorporation) may beneficially own shares of stock of NYSE Group representing in the aggregate more than 20% of the total number of votes entitled to be cast on any matter.

voting power of the outstanding capital stock of Archipelago; and

(iii) No person, either alone or with its related persons, that is subject to any statutory disqualification as defined in Section 3(a)(39) of the Exchange Act may beneficially own shares representing more than 20% of the aggregate voting power of the outstanding Archipelago capital stock.

The Archipelago bylaws provide that the Archipelago board of directors may not waive the ownership limitations contained in the Archipelago certificate of incorporation for any OTP holder or OTP firm of the Pacific Exchange.

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

The rules of the Pacific Exchange provide that no OTP holder or OTP firm of the Pacific Exchange, either alone or with its related persons, may own shares of Archipelago stock representing more than 20% of the then outstanding votes entitled to be cast on any matter. Each OTP holder and OTP firm that is not also an ETP Holder of the Pacific Exchange, as well as each “associated person” (as defined in Section 3(a)(18) of the Exchange Act) of such OTP Holder or OTP firm, must also enter into an ownership agreement with the Pacific Exchange and Archipelago under certain circumstances. The Pacific Exchange rules provide for these ownership restrictions for as long as Archipelago controls, directly or indirectly, the Pacific Exchange.

The PCX Holdings certificate of incorporation provides that for so long as Archipelago directly owns all of the outstanding capital stock of PCX Holdings, the ownership limitations set forth in the PCX Holdings certificate of incorporation will not be applicable to the direct or indirect ownership of shares of PCX Holdings by Archipelago, any related person of Archipelago (either alone or together with its related persons), and any person to which Archipelago is a related person (either alone or together with its related persons), other than with respect to any such person that is, or that has a related person that is, an OTP holder, an OTP firm, or an ETP holder. Consequently, subject to certain limited exceptions, the ownership limitations set forth in the PCX Holdings certificate of incorporation apply to Archipelago if it, or any of its related persons or

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders
any person to which Archipelago is a related person, becomes an OTP holder, an OTP firm, or an ETP holder.

The definition of “related person” in the Archipelago certificate of incorporation is described under “The Special Meeting of Archipelago Stockholders—Voting Limitations—Voting Limitations Imposed by the Archipelago Certificate of Incorporation.”

The definition of “related person” in the NYSE Group certificate of incorporation is described under “Description of NYSE Group Capital Stock—Ownership and Voting Limits on NYSE Group Capital Stock.” It is similar to the definition of “related person” in the Archipelago certificate of incorporation but also includes:

•      affiliates of a person rather than other persons whose beneficial ownership of shares would be aggregated with such person under SEC regulations;

•      in the case of a company, corporation or similar entity, any executive officer or director of such company, corporation or similar entity and, in the case of a partnership or limited liability company, any general partner, managing member or manager of such partnership or limited liability company, as applicable;

•      in the case of a person that is a “member” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time), the “member organization” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time) with which such person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act); and

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

•      in the case of a person that is an OTP Holder, the OTP Firm with which such person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act).

Limitations on Voting Concentration

All NYSE members who are in good standing have the right to vote their NYSE membership, unless this voting right has been transferred to the lessee of the NYSE membership.

The Archipelago certificate of incorporation provides that no person, either alone or with its related persons, may possess the right to vote or cause the voting of shares representing more than 20%, in the aggregate, of the total number of votes entitled to be cast on any matter, and no person, either alone or with its related persons, may acquire the ability to vote more than 20% of the aggregate number of votes being cast on any matter by virtue of agreements entered into by other persons not to vote shares of Archipelago capital stock.

The Archipelago board of directors may waive certain of the provisions regarding ownership and voting limits on certain conditions.

The Archipelago bylaws provide that the Archipelago board of directors may not, however, waive the voting limitations contained in the Archipelago certificate of incorporation for any OTP holder or OTP firm of the Pacific Exchange.

The rules of the Pacific Exchange provide that no OTP holder or OTP firm of the Pacific Exchange, either alone or with its related persons, may (1) vote shares of Archipelago stock to the extent that such shares represent in the

No person, either alone or with its related persons, may possess the right to vote or cause the voting of shares representing more than 10%, in the aggregate, of the total number of votes entitled to be cast on any matter, and no person, either alone or with its related persons, may acquire the ability to vote more than 10% of the aggregate number of votes being cast on any matter by virtue of agreements entered into by other persons not to vote shares of NYSE Group capital stock.

The NYSE Group board of directors may waive certain of the provisions regarding ownership and voting limits on certain conditions.

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

aggregate more than 20% of the then outstanding votes entitled to be cast on any matter or (2) enter into any agreement, plan or arrangement not to vote shares of Archipelago stock, the effect of which would enable any person, either alone or with its related persons, to vote shares of Archipelago stock that would represent in the aggregate more than 20% of the then outstanding votes entitled to be cast on any matter. Each OTP holder and OTP firm that is not also an ETP Holder of the Pacific Exchange, as well as each “associated person” (as defined in Section 3(a)(18) of the Exchange Act) of such OTP Holder or OTP firm, must also enter into a voting agreement with the Pacific

Exchange and Archipelago under certain circumstances. The Pacific Exchange rules provide for these voting restrictions for as long as Archipelago controls, directly or indirectly, the Pacific Exchange.

The PCX Holdings certificate of incorporation provides that, for so long as Archipelago directly owns all of the outstanding capital stock of PCX Holdings, the voting limitation set forth in the PCX Holdings certificate of incorporation will not be applicable to the direct or indirect voting of shares of PCX Holdings by Archipelago, any related person of Archipelago (either alone or together with its related persons), and any person to which Archipelago is a related person (either alone or together with its related persons), other than with respect to any such person that is, or that has a related person that is, an OTP holder, an OTP firm, or an ETP holder. Consequently, subject to certain limited exceptions, the voting limitation set forth in the

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

PCX Holdings certificate of incorporation apply to Archipelago if it, or any of its related persons or any person to which Archipelago is a related person, becomes an OTP holder, an OTP firm, or an ETP holder.

Transfer Restrictions

All transfers of NYSE memberships are subject to the approval of the NYSE.

Upon any transfer of a NYSE membership, the proceeds are applied by the NYSE, first to the payment of sums due to the NYSE, and second, to the payment of any losses arising directly from the closing out of contracts entered into in the ordinary course of business on the NYSE for the purchase, sale, borrowing or loaning of securities. After deduction of the NYSE’s expenses, any surplus is paid to the transferor.

None.

NYSE members who receive shares of NYSE Group common stock in the NYSE mergers will not have the right to sell or transfer their shares of NYSE Group common stock until the expiration of the lock-up period that applies to their shares.

The lock-up period will expire on the first, second and third anniversaries of the completion of the mergers, each with respect to one-third of the shares of NYSE Group common stock issued in the NYSE mergers. The NYSE Group board of directors, however, will have the right to remove these transfer restrictions, in whole or in part, at an earlier date. If the NYSE Group board of directors releases from the lock-up any of the NYSE Group common stock received by General Atlantic or Goldman Sachs Group in the Archipelago merger, the transfer restrictions will automatically be removed from a proportionate number of shares of NYSE Group common stock held by the former NYSE members. See “Support and Lock-Up Agreements—Lock-Up of NYSE Group Common Stock” and “Description of NYSE Group Capital Stock—Transfer Restrictions on Certain Shares of NYSE Group Common Stock.”

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

Member or Stockholder Proposals

Other than proposals for the nomination of directors and for amendments to the constitution (see below), there are no provisions in the NYSE certificate of incorporation or constitution to provide for the proposal of any other business by members.	The proposal of business to be considered by the stockholders may be made by any stockholder of Archipelago by giving notice to the Secretary of Archipelago within a certain period. Such business must also be a proper matter for stockholder action.	Same as for Archipelago.

Board of Directors

The NYSE board of directors consists of the chairman of the board, the chief executive officer (if this individual is not also the chairman), and the number of directors elected by the NYSE members as is fixed from time to time by resolution of the board, provided that this number may not be less than six nor more than twelve. The NYSE directors elected by the members must be independent. Directors serve for a term of one year (or until the end of the term of his or her predecessor if he or she has been elected to succeed a person who has not completed his or her one-year term).

The number of Archipelago directors is fixed only by resolution of the Archipelago board of directors from time to time. There are currently nine directors.

Each director holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, the exact number of NYSE Group directors will initially be fourteen and may thereafter be fixed from time to time exclusively by the NYSE Group board of directors pursuant to a resolution adopted by a majority of the whole board.

Each director holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Nomination and Appointment of Directors

NYSE directors are elected by the NYSE members at the annual meeting. Nominees receiving the highest number of votes are declared elected. In the case of a tie vote, the names of the nominees involved are referred to the board of directors, which, by the affirmative vote of a majority of the entire board, makes a selection.

Directors are elected by the stockholders at each annual meeting of stockholders.

Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Same as for Archipelago.

The Industry Members of the board of executives recommend to the board candidates constituting 20% of the number of directors to be elected by the NYSE members, but in no event fewer than two	The nomination of a director for election may be made by any stockholder of Archipelago by giving notice to the Secretary of Archipelago within a certain period.

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

directors. The remainder of the directors are recommended by the nominating & governance committee of the NYSE board of directors.

NYSE members may propose by petition nominees for director. Any such nominee must be endorsed by not less than forty members and no member may endorse more than one nominee, provided, however, that not less than one hundred members may, by petition, propose an entire ticket.

Any vacancy on the board of directors may be filled only by a majority vote of the remaining directors then in office.

Any board vacancy may be filled, after nomination by the nominating & governance committee or the Industry Members of the board of executives, as the case may be, by the affirmative vote of a majority of the entire board, unless the board determines that the vacancy need not be filled until the next annual election. A director so elected serves until the next annual election of the NYSE and until his or her successor is elected and takes office.

Removal of Directors

In the event of the refusal or failure of a director of the NYSE to discharge his or her duties, or for any cause deemed sufficient by the board of directors, the board of directors may, by the affirmative vote of a majority of the entire board, remove this director and declare that office or position to be vacant.

Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the voting power of the shares then entitled to vote at an election of directors.

Under Section 19(h)(4) of the Exchange Act, the SEC has the power to remove the director of an SRO from office under certain circumstances.

Same as for Archipelago.

Under the New York Not-For-Profit Corporation Law, any or all of the directors may be removed for cause by vote of the members.

Under Section 19(h)(4) of the Exchange Act, the SEC has the power to remove the director of an SRO from office under certain circumstances.

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

Amendments to Certificate of Incorporation

Pursuant to the New York Not-For-Profit Corporation Law, the NYSE may amend its certificate of incorporation. Amendments must be authorized by the affirmative vote of a majority of the members entitled to vote on such amendment.

Under the Delaware General Corporation Law, a corporation may amend its certificate of incorporation upon the submission of a proposed amendment to stockholders by the board of directors and the subsequent receipt of the affirmative vote of a majority of its outstanding voting shares and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class.

Subject to the Delaware General Corporation Law, any amendment to the certificate of incorporation must be submitted to the Pacific Exchange board of directors. If the Pacific Exchange board of directors determines that the amendment must be filed with and/or approved by the SEC under Section 19 of the Exchange Act, then the amendment may not be effectuated until this has taken place.

The NYSE Group certificate of incorporation will provide that NYSE Group reserves the right from time to time to amend or repeal any provision of the NYSE Group certificate of incorporation and that all rights conferred thereby are granted subject to this right.

The affirmative vote of not less than 80% of the votes entitled to be cast by holders of the outstanding shares of capital stock of NYSE Group entitled to vote generally in the election of directors, voting together as a single class, will be required to amend in any respect or repeal provisions relating to the limitations on the concentration of ownership and voting power, the power to call special stockholder meetings, the right to fill vacancies on the board and newly created directorships, the matters that the NYSE Group board of directors may consider in light of a potential change in control of NYSE Group, the inability of stockholders to act by written consent and the quorum requirements of a stockholder meeting. In addition, the NYSE Group certificate of incorporation will require the affirmative vote of not less than 80% of the votes entitled to be cast to amend or repeal the provisions relating to the transfer restrictions imposed on the shares of NYSE Group common stock issued in the NYSE LLC merger.

In contrast, amendments to the NYSE or Archipelago certificate of incorporation generally require only the affirmative vote of a majority of the NYSE members or Archipelago stockholders, respectively, entitled to vote on such amendment, in addition to SEC approval.

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders
Before any amendment or repeal of any provision of the certificate of incorporation is effective, it must be submitted to the boards of directors of New York Stock Exchange LLC, NYSE Market, NYSE Regulation, the Pacific Exchange and PCX Equities. If these boards of directors determine that the amendment or repeal must be filed with and/or approved by the SEC under Section 19 of the Exchange Act, then the amendment or repeal may not be effectuated until this has taken place.

Amendments to Bylaws / Constitution

The provisions of the constitution relating to the board of executives (with limited exceptions), the board of directors, the officers and indemnification may be amended or repealed, and new provisions may be adopted, by the affirmative vote of a majority of the entire board of directors, or by the NYSE members entitled to vote thereon.

The remainder of the NYSE constitution may be amended or repealed, and new provisions may be adopted, only by the NYSE members entitled to vote thereon.

Amendments may be proposed by the signed petition of not less than 175 NYSE members (who would be entitled to vote on the proposed amendment). Whether or not the proposed amendment is approved by the board of directors, the board must submit it to the members for a vote.

Amendments to the NYSE’s constitution are subject to any required approvals of the SEC under Section 19 of the Exchange Act.

The Archipelago board of directors is expressly empowered to adopt, amend or repeal the Archipelago bylaws.

The stockholders may adopt additional bylaws and amend, modify or repeal any bylaw whether or not adopted by them, by a majority of votes cast at a meeting by stockholders entitled to vote.

Notwithstanding the foregoing, before any amendment to the bylaws is effective, the amendment must be submitted to the Pacific Exchange board of directors. If the Pacific Exchange board of directors determines that the amendment or repeal must be filed with and/or approved by the SEC under Section 19 of the Exchange Act, then the amendment may not be effectuated until this has taken place.

Same as for Archipelago, except that, before any amendment or repeal of any provision of the bylaws is effective, the amendment or repeal must be submitted to the board of directors of New York Stock Exchange LLC, NYSE Market, NYSE Regulation, the Pacific Exchange and PCX Equities. If these boards of directors determine that the amendment or repeal must be filed with and/or approved by the SEC under Section 19 of the Exchange Act, then the amendment may not be effectuated until this has taken place.

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

Gratuity Fund

Under the NYSE constitution, each NYSE member must pay a sum to the NYSE’s Gratuity Fund when becoming a member. Upon the death of any NYSE member, funds contained in the Gratuity Fund are used to pay a sum of money to the spouse and/or children of the deceased member.

The NYSE currently expects that the Gratuity Fund balance remaining as of the completion of the mergers will be allocated first to pay out payment on death obligations that are accrued but unpaid as of the completion of the mergers, and that any remaining balance will be divided equally among the NYSE members. However, to the extent that the accrued liability for the payment on death exceeds the fund balance remaining as of the completion of the mergers, NYSE Group expects that it will provide a fixed dollar-amount guarantee to offset some or all of the shortfall. If the remaining balance after payment of the accrued liability for the payment on death is less than $200 per NYSE member, the remaining balance will instead be transferred to the New York Stock Exchange Fallen Heroes Fund, a tax-exempt organization under section 501(c)(3) of the Internal Revenue Code. This arrangement may be subject to the approval of the SEC under Section 19 of the Exchange Act, in which case the arrangement that is eventually adopted may differ from the one described above.

	Archipelago does not have an equivalent to the NYSE’s Gratuity Fund.	NYSE Group will not have an equivalent to the NYSE’s Gratuity Fund.

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

Appraisal or Dissenters’ Rights

There are no dissenters’ or appraisal rights under the New York Not-For-Profit Corporation Law.	Under the Delaware General Corporation Law, a stockholder of a Delaware corporation generally has the right to dissent from a merger or consolidation in which the corporation is participating or a sale of all or substantially all of the assets of the corporation, subject to specified procedural requirements. The Delaware General Corporation Law does not confer appraisal rights, however, if the corporation’s stock is either (1) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (2) held of record by more than 2,000 holders.	Same as for Archipelago.

Even if a corporation’s stock meets the foregoing requirements, however, the Delaware General Corporation Law provides that appraisal rights generally will be permitted if stockholders of the corporation are required to accept for their stock in any merger, consolidation or similar transaction anything other than (1) shares of the corporation surviving or resulting from the transaction, or depository receipts representing shares of the surviving or resulting corporation, or those shares or depository receipts plus cash in lieu of fractional interests, (2) shares of any other corporation, or depository receipts representing shares of the other corporation, or those shares or depository receipts plus cash in lieu of fractional interests, unless those shares or depository receipts are listed on a national securities exchange or designated as a national market system security on an interdealer

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders, or (3) any combination of the foregoing.

Anti-Takeover Legislation

Under the NYSE certificate of incorporation and constitution, membership in the NYSE may not be transferred without the consent of the NYSE. There are no other relevant anti-takeover provisions in the New York Not-For-Profit Corporation Law, or in the NYSE constitution or certificate of incorporation.

Section 203 of the Delaware General Corporation Law generally provides that a Delaware corporation that has not “opted out” of coverage by this section in the prescribed manner may not engage in any “business combination” with an “interested stockholder” for a period of three years following the date that the stockholder became an “interested stockholder” unless:

•      prior to that time the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an “interested stockholder”;

See the summary of the relevant provisions of the Delaware General Corporation Law contained in the column describing the rights of Archipelago stockholders.

The NYSE Group certificate of incorporation and bylaws will not contain any provisions opting out of the restrictions prescribed by Section 203 of the Delaware General Corporation Law.

•      upon completion of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by individuals who are directors and also officers and shares owned by employee stock ownership plans in which employee participants do not have the right to determine confidentially whether the shares held subject to the stock

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

       ownership plan will be tendered in a tender offer or exchange offer; or

•      at or subsequent to that time, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the “interested stockholder.”

The three-year prohibition on business combinations with an “interested stockholder” does not apply under certain circumstances, including business combinations with a corporation that does not have a class of voting stock that is:

•      listed on a national security exchange;

•      authorized for quotation on the Nasdaq Stock Market; or

•      held of record by more than 2,000 stockholders,

unless, in each case, this result was directly or indirectly caused by the “interested stockholder” or from a transaction in which a person became an “interested stockholder.”

An “interested stockholder” generally means any person that:

•      is the owner of 15% or more of the outstanding voting stock of the corporation; or

•      is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

       on which it is sought to be determined whether this person is an “interested stockholder,”

and the affiliates and associates of this person.

The term “business combination” is defined to include a wide variety of transactions, including mergers, consolidations, sales or other dispositions of 10% or more of a corporation’s assets and various other transactions which may benefit an “interested stockholder.”

The Archipelago certificate of incorporation and bylaws do not contain any provisions opting out of the restrictions prescribed by Section 203 of the Delaware General Corporation Law.

LEGAL MATTERS

Wachtell, Lipton, Rosen & Katz, counsel for the NYSE and NYSE Group, has provided an opinion for NYSE Group regarding the validity of the shares of NYSE Group offered by this document.

EXPERTS

The financial statements of the NYSE as of December 31, 2004 and December 31, 2003 and for each of the three years in the period ended December 31, 2004 included in this document have been so included in reliance on the report (which contains an explanatory paragraph relating to the NYSE’s restatement of its financial statements as described in Note 3 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated balance sheets of Archipelago as of December 31, 2004 and 2003, and the consolidated state of income for Archipelago for each of the years in the three-year period ended December 31, 2004, incorporated in this document by reference to Archipelago’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, have been so incorporated in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Archipelago files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that they and NYSE Group files at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Copies of documents filed by Archipelago and NYSE Group with the SEC are also available at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005 and Archipelago at Archipelago Holdings, Inc., Attn: Investor Relations, 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606, (888) 514-7284.

NYSE Group has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to the NYSE Group common stock to be issued in the mergers. This document constitutes the prospectus of NYSE Group filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

The SEC allows us to “incorporate by reference” into this document documents filed with the SEC by Archipelago. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that we file with the SEC will update and supersede that information. We incorporate by reference the documents listed below and any documents filed by Archipelago under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and prior to the date of the NYSE special meeting and the Archipelago special meeting:

Archipelago Filings (SEC File Number 001-32274; CIK No. 0001107389):	Periods
Annual Report on Form 10-K	Year ended December 31, 2004

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2005 and June 30, 2005

Current Reports on Form 8-K	Filed with the SEC on January 4, 2005, January 21, 2005, February 3, 2005, February 10, 2005, March 4, 2005, March 9, 2005, March 10, 2005, April 8, 2005, April 12, 2005, April 20, 2005 (two reports), April 21, 2005 (five reports), April 22, 2005, April 25, 2005 (two reports), April 26, 2005, June 3, 2005, June 8, 2005, July 21, 2005, July 22, 2005, July 25, 2005, July 28, 2005, September 12, 2005, September 27, 2005, October 3, 2005, October 24, 2005 and October 25, 2005 (other than the portions of those documents not deemed to be filed)

Proxy Statements on Schedule 14A	Filed April 26, 2005 and September 27, 2005

FIN-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of

the New York Stock Exchange, Inc.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, members’ equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of the New York Stock Exchange, Inc. and its subsidiaries (the “Company”), as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company has restated its financial statements as of December 31, 2004 and 2003 and for each of the three years ended December 31, 2004.

March 8, 2005, except for Notes 3 and 14, as to which the date is July 18, 2005

/s/    PricewaterhouseCoopers LLP

New York, New York

FIN-2

NEW YORK STOCK EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in Thousands)

	December 31,
	2004	2003
	(Restated)	(Restated)
Assets:
Current assets:
Cash and cash equivalents	$15,456	$11,004
Securities purchased under agreements to resell	55,209	121,920
Investment securities, at fair value	914,845	871,994
Accounts receivable, net	102,941	105,469
Taxes receivable	26,906	52,543
Deferred tax asset	83,039	84,609
Other current assets	46,230	20,074

Total non-current assets	1,244,626	1,267,613

Property and equipment, at cost, less accumulated depreciation and amortization	343,424	345,598
Investments in affiliates, at cost	2,652	2,584
Non-current deferred tax asset	291,639	281,009
Other non-current assets	99,910	112,395

Total assets	$1,982,251	$2,009,199

Liabilities and equity of members:
Current liabilities:
Accounts payable	$99,165	$77,950
Accrued expenses	208,031	209,651
Deferred tax liability	11,264	11,473
Deferred revenue	85,955	84,204
Section 31 fees	82,482	129,878

Total current liabilities	486,897	513,156
Liabilities due after one year:
Accrued employee benefits	311,831	338,525
Non-current deferred tax liability	17,413	5,800
Deferred revenue	335,509	346,163
Other long-term liabilities	29,927	45,750

Total liabilities	1,181,577	1,249,394
Minority interest	33,206	31,452
Commitments and contingencies
Members’ equity:
Equity of members	767,032	736,869
Accumulated other comprehensive income (loss)	436	(8,516)

Total equity of 1,366 members	767,468	728,353

Total liabilities and members’ equity	$1,982,251	$2,009,199

Equity per member having distributive rights	$562	$533

The accompanying notes are an integral part of these consolidated financial statements.

FIN-3

NEW YORK STOCK EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in Thousands)

	Year Ended December 31,
	2004	2003	2002
	(Restated)	(Restated)	(Restated)
Revenues:
Activity assessment fees	$359,755	$419,744	$290,382
Listing fees	329,798	320,722	299,627
Data processing fees	220,677	224,774	224,575
Market information fees	167,590	172,369	168,844
Trading fees	153,562	157,171	152,806
Regulatory fees	113,309	113,192	120,392
Facility and equipment fees	50,432	60,627	52,718
Membership fees	8,361	10,990	12,816
Investment and other income	41,157	40,400	47,632

Total revenues	1,444,641	1,519,989	1,369,792
Section 31 fees	359,755	419,744	290,382

Revenues, less Section 31 fees	1,084,886	1,100,245	1,079,410

Expenses:
Compensation	518,059	517,257	511,186
Systems and related support	138,568	145,985	143,553
Professional services	132,702	97,487	116,906
Depreciation and amortization	95,720	89,018	81,376
Occupancy	68,558	67,019	66,338
General and administrative	84,281	76,513	102,399

Total expenses	1,037,888	993,279	1,021,758

Income before provision for income taxes and minority interest	46,998	106,966	57,652
Provision for income taxes	15,843	45,235	18,713
Minority interest in income of consolidated subsidiary	992	1,274	2,330

Net income	$30,163	$60,457	$36,609

The accompanying notes are an integral part of these consolidated financial statements.

FIN-4

NEW YORK STOCK EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN

MEMBERS’ EQUITY AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Dollars in Thousands)

	Equity of Members	Accumulated Other Comprehensive Income (Loss)	Total Members’ Equity	Other Comprehensive Income (Loss)	Total Comprehensive Income
Balance as of January 1, 2002, as restated	$639,803	$—	$639,803	$—	$—
Net income	36,609		36,609		36,609
Unrealized loss on investment securities, net of tax		(6,005)	(6,005)	(6,005)	(6,005)
Change in minimum pension liability, net of tax		(8,226)	(8,226)	(8,226)	(8,226)

Other comprehensive income, net of tax				(14,231)
Balance as of December 31, 2002, as restated	676,412	(14,231)	662,181		22,378
Net income	60,457		60,457		60,457
Change in unrealized gain on investment securities, net of tax		8,146	8,146	8,146	8,146
Change in minimum pension liability, net of tax		(2,431)	(2,431)	(2,431)	(2,431)

Other comprehensive income, net of tax				5,715
Balance as of December 31, 2003, as restated	736,869	(8,516)	728,353		66,172
Net income	30,163		30,163		30,163
Change in unrealized gain on investment securities, net of tax		4,133	4,133	4,133	4,133
Change in minimum pension liability, net of tax		4,819	4,819	4,819	4,819

Other comprehensive income, net of tax				$8,952
Balance as of December 31, 2004, as restated	$767,032	$436	$767,468		$39,115

The accompanying notes are an integral part of these consolidated financial statements.

FIN-5

NEW YORK STOCK EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

	Year Ended December 31,
	2004	2003	2002
	(Restated)	(Restated)	(Restated)
Cash flows from operating activities:
Net income	$30,163	$60,457	$36,609

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	95,720	89,018	81,376
Minority interest	1,754	5,816	(2,487)
Loss on disposition of assets	4,543	5,461	25,264
Deferred income taxes	2,344	75,405	(14,396)
Provision for losses on accounts receivable	(171)	(776)	(888)

Change in operating assets and liabilities:
Decrease in accounts receivable, net	2,699	22,346	8,844
Decrease (increase) in taxes receivable	25,637	(51,591)	190
(Increase) decrease in other assets	(14,651)	(25,837)	7,041
Increase (decrease) in accounts payable	17,504	(8,657)	(1,550)
(Decrease) increase in accrued expenses	(1,620)	37,099	(42,265)
(Decrease) increase in Section 31 fees payable	(47,396)	49,969	(4,519)
(Decrease) in deferred revenue	(8,903)	(26,110)	(13,556)
(Decrease) increase in accrued employee benefits	(26,694)	(114,112)	22,100
(Decrease) increase in other long term liabilities	(15,823)	(2,724)	45,119

Net cash provided by operating activities	65,106	115,764	146,882

Cash flows from investing activities:
Net (purchases) sales of investment securities	(34,327)	(206,998)	63,715
Net sales (purchases) of securities purchased under agreements to resell	66,711	176,201	(94,421)
Purchases of property and equipment	(84,546)	(77,115)	(137,349)
Increase in investment in affiliates	(68)	(229)	(235)

Net cash used in investing activities	(52,230)	(108,141)	(168,290)

Cash flows from financing activities:
Net payment of capitalized lease obligations	(8,424)	(9,158)	(1,827)

Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents	4,452	(1,535)	(23,235)
Beginning of year	11,004	12,539	35,774

End of year	$15,456	$11,004	$12,539

Supplemental disclosures:
Cash paid for income taxes	$12,000	$30,199	$33,633
Cash paid for interest	2,896	2,187	3,267

The accompanying notes are an integral part of these consolidated financial statements.

FIN-6

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business

The New York Stock Exchange, Inc. (the “NYSE”) is a New York Type A not-for-profit corporation incorporated in 1971. It is registered as a national securities exchange and is a self-regulatory organization (“SRO”). The NYSE is the world’s largest cash equities market, both in terms of average daily trading volume and in the market capitalization of its listed companies.

The NYSE owns two-thirds of the Securities Industry Automation Corporation (“SIAC”) and reports SIAC’s financial results on a consolidated basis. SIAC is an important industry resource providing critical automation and communications services to the NYSE, the American Stock Exchange and other organizations to support order processing, trading and the reporting of market information, among other functions. SIAC also provides system support for certain national market system functions and for important regulatory and administrative activities. In addition, SIAC provides telecommunication and managed services through its wholly owned subsidiary, Sector, Inc. (Sector), to subscribers primarily in the securities industry.

Note 2—Summary of Significant Accounting Policies

The preparation of these financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could be materially different from these estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the NYSE and all wholly owned subsidiaries, as well as SIAC. All intercompany transactions are eliminated in consolidation. Minority interest in the consolidated statements of income represents the American Stock Exchange’s share of the income or loss of SIAC. The minority interest in the consolidated statements of financial condition reflects the original investment by the American Stock Exchange in SIAC, along with its proportional share of the earnings or losses of SIAC.

The NYSE’s investment in The Depository Trust & Clearing Corporation (“DTCC”), which is operated by separate management and has a separate board of directors, is carried at cost as the NYSE has less than majority ownership and does not exercise significant influence over the operating and financial policies of DTCC. The carrying balance is reflected in the consolidated statements of financial condition in investments in affiliates.

Cash and Cash Equivalents

Cash and cash equivalents are composed of cash and highly liquid investments with an original maturity of three months or less.

Revenue Recognition

Listing fees include original fees, which are paid at the time that a company initially lists on the NYSE and whenever it effects a corporate action that results in the listing of additional shares. Companies also pay annual fees to remain listed on the NYSE. Annual fees are recognized ratably over the course of the related period. Original fees are recognized on a straight-line basis over their estimated service period of 10 years; see Note 3, “Restatement of Financial Statements,” for further discussion. Unamortized balances are recorded as deferred revenue on the consolidated statements of financial condition.

FIN-7

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Data processing fees represent revenue generated by SIAC, other than from the NYSE. SIAC’s revenue from the NYSE is eliminated in consolidation. It is SIAC’s policy to charge affiliates and other customers, other than Sector’s customers, at approximate cost. Sector’s customers are billed at competitive rates for the services provided. Fees are accrued and recognized as services are provided.

Market information fees are paid by members, member organizations, institutional investors and other subscribers to access last sale and bid/ask information. The fees are primarily based upon the number of interrogation devices receiving the market information. Fees are accrued and recognized as services are rendered.

Trading fees are paid monthly by members and are calculated based upon trading activity brought to the floor of the NYSE. These fees are accrued and recognized as earned.

Regulatory fees are paid by members and member organizations and are primarily based upon their gross revenues. They are recognized ratably over the period to which they apply.

Facility and equipment fees are paid to the NYSE for services provided on the trading floor. They are accrued and recognized when services are rendered.

Regulatory fines, included in other income, are levied by the NYSE. These fines are recognized when collection is reasonably assured.

Securities Purchased under Agreements to Resell

The NYSE invests funds in overnight reverse repurchase agreements, which provide for the delivery of cash in exchange for securities having a market value of approximately 102% of the amount of the agreements. Independent custodians take possession of the securities in the name of the NYSE. Overnight reverse repurchase agreements are recorded at trade date at the contractual amount and totaled $55.2 million and $121.9 million at December 31, 2004 and 2003, respectively.

Investment Securities

The NYSE accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The NYSE’s investment securities are classified as available-for-sale securities. Available-for-sale securities are carried at fair value as of trade date with the unrealized gains and losses, net of tax, reported as a component of other comprehensive income. Interest income on investment securities, including amortization of premiums and accretion of discounts, is accrued and recognized over the life of the investment. The specific identification method is used to determine realized gains and losses on sales of investment securities, which are reported in investment and other income. If events and circumstances indicate that a decline in the value of the assets has occurred and is deemed to be other-than-temporary, the carrying value of the security is reduced to its fair value and the impairment is charged to earnings. As of December 31, 2004, no unrealized losses were considered other-than-temporary.

Accounts Receivable, Net

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the NYSE’s accounts receivable portfolio and is modified by management from time to time. Increases in the allowance for doubtful accounts are charged against operating results and it is decreased by the amount of charge-offs, net of recoveries. The allowance is based on several factors, including a continuous assessment of the collectibility of each account. In circumstances where a specific customer’s inability to meet its financial obligations is known, the NYSE records a specific allowance for doubtful accounts against amounts due to reduce the receivable to the amount it reasonably believes will be collected. Accounts with outstanding balances in excess of 60 to 90 days are reviewed monthly to make changes to the allowance as appropriate.

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NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The NYSE’s receivables are primarily from members, member organizations, listed companies and market information subscribers. The concentration of risk on accounts receivable is mitigated by the large number of entities comprising the NYSE’s customer base. The total allowance, netted against receivables, was $14.8 million at December 31, 2004 and $15.0 million at December 31, 2003. Provisions were $1.6 million; $0.7 million and $3.6 million for the years ended December 31, 2004, 2003 and 2002, respectively, while write-offs were $1.8 million, $1.4 million and $4.5 million, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of assets is provided for using the straight-line method of depreciation over the estimated useful lives of the assets, which range from 2 to 15 years. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful lives of the assets. Categories and estimated lives of depreciable assets are as follows:

Buildings and improvement	14 years
Leasehold improvements	5-14 years
Computers and equipment	2-15 years
Furniture and fixtures	5 years

Revisions in estimated useful lives of depreciable assets were made in 2004. The effect of changes in estimates of useful lives for depreciable assets was a decrease to net income in 2004 by $7.6 million.

Expenditures for repairs and maintenance are charged to operations in the period incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are removed from the accounts upon disposal and any gain or loss is reflected in operations.

Activity Assessment Fees and Section 31 Fees

The NYSE pays SEC fees pursuant to Section 31 of the Exchange Act. These fees are designed to recover the costs to the government for the supervision and regulation of securities markets and securities professionals. The NYSE, in turn, collects activity assessment fees from member organizations clearing or settling trades on the NYSE and recognizes these amounts when received. Fees received are included in cash of the NYSE at the time of receipt, and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability.

In 2004, the SEC adopted a new rule under Section 31 and provided updated guidance as to how the SEC charges SROs, including the NYSE, for these fees, which caused the NYSE to revise how it collects the assessment from its members. Historically, member organizations self-reported the amount owed. In turn, the NYSE served as a pass-through vehicle, recording a liability to the SEC for amounts collected from members and paying these amounts to the SEC, with no impact on the consolidated statement of income of the NYSE.

Under the amended rule, the NYSE collects activity assessment fees from members and pays Section 31 fees to the SEC based on fee schedules determined by the SEC. In light of the SEC action, the NYSE has adopted a change in its method of accounting for these fees. Pursuant to Emerging Issues Task Force Issue 99-19 “Reporting Revenue Gross as Principal versus Net as an Agent” (“EITF 99-19”), the NYSE records activity assessment fee revenue and Section 31 fees expense gross on its consolidated statements of income as the NYSE bears the credit risk associated with the collections of these fees, while maintaining similar treatment within the consolidated statement of financial condition. The effect of this change has no impact on consolidated net income.

In the transition from complying with the old rules to complying with the new rules, and the resulting move from self-reporting to billing, the NYSE accumulated an excess of anticipated remittances to the SEC. As of December 31, 2004, this totaled $15.6 million at the NYSE and is included in Section 31 fees payable on the consolidated statement of financial condition. Due to the uncertainty of the claims on the excess remittances, the

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NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NYSE has discussed these issues with the SEC Market Regulation Division, member organizations, and others in the securities industry who have the same or similar issues and it plans to work with industry participants and the SEC to review and determine a satisfactory resolution of this matter with the consideration of all stakeholders involved.

Compensation and Accrued Employee Benefits

The NYSE and SIAC have separate qualified defined benefit pension plans covering substantially all employees meeting age and service requirements. Each also has a Supplemental Executive Retirement Plan. All of these plans are accounted for under SFAS No. 87 “Employers Accounting for Pensions.” In addition, the NYSE and SIAC maintain defined benefit plans to provide certain health care and life insurance benefits for eligible retired employees. These plans are accounted for under SFAS 106 “Employers Accounting for Postretirement Benefits Other than Pensions.” The NYSE accrues for compensation as earned.

Pension and OPEB costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect NYSE’s pension and other postretirement obligations and future expense.

Software Costs

The NYSE accounts for software development costs under AICPA Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1), and other related guidance. The NYSE expenses software development costs incurred during the preliminary project stage, while it capitalizes costs incurred during the application development stage, which includes design, coding, installation and testing activities. Amortization of capitalized software development costs is computed on a straight-line basis over the software’s estimated useful life, generally three years, and the unamortized portion is included within the property and equipment on the consolidated statements of financial condition.

Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” establishes guidelines for reporting and display of comprehensive income and its components in the financial statements. Other comprehensive income includes changes in unrealized gains and losses on investment securities classified as available-for-sale and changes in minimum pension liabilities, net of tax. Accumulated other comprehensive income (loss) is included as a component of Members’ Equity.

Income Taxes

The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. The NYSE reviews its deferred tax asset for recovery; when the NYSE believes that it is more likely than not that a portion of its deferred tax assets will not be realized, a valuation allowance is established. As of December 31, 2004, the asset is expected to be fully realized and accordingly, no valuation allowance has been established. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the NYSE’s financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the NYSE’s financial position or results of operations.

Taxes receivable represent current amounts expected to be received from tax authorities or used to offset current year tax limits.

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NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The NYSE files a consolidated tax return with its subsidiaries except SIAC, which is required to file its tax return on a stand-alone basis. The amounts recorded for consolidated financial reporting purposes equals the aggregation in the stand-alone provisions.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

Note 3—Restatement of Financial Statements

The NYSE has restated its financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, to correct its revenue recognition for listing fees, accounting for the costs of software developed for internal use and accounting for leases.

Subsequent to issuance of its financial statements for the year ended December 31, 2004, the NYSE corrected its method of revenue recognition to conform with U.S. generally accepted accounting principles and with SEC Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements” (“SAB 101”). Revenues from original fees, which consist of revenue from original listings and revenue from subsequent listings of shares related to mergers and acquisitions, stock splits and other corporate actions, were previously recognized in full in the month that the transaction occurred. In accordance with SAB 101, the NYSE restated its financial statements in order to recognize revenue related to original fees on a straight-line basis over an estimated service period of 10 years.

The effect of the restatement relating to revenue recognition is an increase in total liabilities of $421.5 million and $430.4 million for deferred revenue, as of December 31, 2004 and 2003, respectively. The adjustment to members’ equity is a decrease of $231.8 million and $236.7 million as of December 31, 2004 and 2003, respectively. Net income increased by $4.9 million, $14.4 million and $7.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The NYSE historically expensed all costs related to the development of software in the period incurred. The NYSE corrected its financial statements to conform with AICPA Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1) to account for internally developed software, including certain costs incurred with developing software for internal use. This required the NYSE to capitalize the costs associated with the design, coding, installation and testing activities for developed software. These costs are amortized on a straight-line basis over the estimated useful life of three years.

The effect of the restatement relating to capitalizing software is an increase in total assets of $31.6 million and $29.2 million, and members’ equity of $17.4 million and $16.0 million, at December 31, 2004 and 2003, respectively. Net income increased by $1.4 million, decreased by $2.6 million and increased by $2.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

After considering the open letter to the American Institute of Certified Public Accountants from the Chief Accountant of the SEC dated February 7, 2005, the NYSE undertook a review of its lease accounting policies and has corrected its method of accounting for certain property leases. The NYSE is required to record expenses related to these leases on a straight-line basis over the lease term, rather than as paid. This correction resulted in a decrease in members’ equity, as of December 31, 2004 and 2003, by $4.3 million and $3.5 million, respectively. Net income decreased by $0.7 million, $0.9 million and $1.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The NYSE’s financial statements have also been restated for 2003 and 2002 to reflect shares of stock it owned of a public company and the related unrealized gains on those securities that it had previously not recorded. The financial statements for 2003 have also been restated to reduce other comprehensive income to

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NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reflect unrealized gains on investment that were not correctly recorded in other comprehensive income. The effect of these corrections was an increase in total assets and members’ equity of $2.2 million as of December 31, 2003.

As a result of these corrections, the financial statements have been restated. All reported periods have been adjusted. The net effects of the adjustments are as follows (dollars in thousands):

Statements of Financial Condition

	Year ended December 31, 2004		Year ended December 31, 2003
	As Previously Reported	As Restated	As Previously Reported	As Restated
Deferred tax asset	$29,921	$83,039	$43,763	$84,609
Investment securities	—	—	868,562	871,994
Property and equipment, at cost, less accumulated depreciation and amortization	311,782	343,424	316,445	345,598
Non-current deferred tax asset	137,174	291,639	122,362	281,009
Deferred tax liability	—	11,264	—	11,473
Deferred revenue	—	85,955	—	84,204
Non-current deferred tax liability	—	17,413	—	5,800
Non-current deferred revenue	—	335,509	—	346,163
Other long-term liabilities	22,181	29,927	39,363	45,750
Equity of members	985,694	767,032	959,277	736,869
Accumulated other comprehensive income (loss)	—	—	(7,567)	(8,516)

Statements of Income

	Year ended December 31, 2004		Year ended December 31, 2003		Year ended December 31, 2002
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Listing fees	$320,895	$329,798	$294,612	$320,722	$286,071	$299,627
Compensation	524,037	518,059	522,529	517,257	521,506	511,186
Systems and related support	138,976	138,568	146,016	145,985	143,573	143,553
Professional services	155,940	132,702	114,795	97,487	136,258	116,906
Depreciation and amortization	74,004	95,720	67,559	89,018	61,856	81,376
Occupancy	67,199	68,558	65,319	67,019	63,871	66,338
Provision for income taxes	11,328	15,843	36,367	45,235	11,721	18,713
Net income	24,644	30,163	49,619	60,457	28,063	36,609

Statements of Cash Flows

	Year ended December 31, 2004		Year ended December 31, 2003		Year ended December 31, 2002
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Net cash provided by operating activities	$40,901	$65,106	$99,008	$115,764	$119,261	$146,882
Net cash used in financing activities	(28,025)	(52,230)	(91,385)	(108,141)	(143,288)	(168,290)

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NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4—Deferred Revenue (Restated)

NYSE deferred revenue as of December 31, 2004 relating to original fees will be recognized in the following years (dollars in thousands):

Current deferred revenue:
2005	$85,955

Non-current deferred revenue:
2006	77,296
2007	67,197
2008	54,199
2009 and thereafter	136,817

Total non-current deferred revenue	335,509

Total	$421,464

Note 5—Related Party and Other Relationships

The Depository Trust Company (“DTC”) and the National Securities Clearing Corporation (“NSCC”) are wholly owned subsidiaries of DTCC. DTCC is a holding company that supports DTC, a central certificate depository, and NSCC, which provides services to participants including trade comparison, clearing and settlement. Additionally, the American Stock Exchange is a one-third owner of SIAC.

The NYSE owns both common and preferred stock of DTCC. As of December 31, 2004 and 2003, the NYSE held a 28.75% interest in the common stock of DTCC at a cost of $2.4 million, and 28.65% at a cost of $2.3 million, respectively. The entitlement to own the common stock of DTCC is redetermined periodically, based on usage of DTCC by the participants. The NYSE may acquire or may be required to sell any shares not purchased or sold by certain users of DTCC’s services.

The NYSE also owned 50% of the preferred stock of DTCC at a cost of $0.3 million as of December 31, 2004 and 2003. The cost of the investment in common and preferred stock is included in investment in affiliates on the consolidated statement of financial condition.

For the years ended December 31, 2004, 2003 and 2002, revenue from the American Stock Exchange (“AMEX”) included in data processing fees, which are generated at SIAC, on the consolidated statements of income was $79.5 million, $93.9 million and $97.1 million, respectively. Accounts receivable from AMEX at December 31, 2004 and 2003 was $6.6 million and $7.9 million, respectively. Accounts payable to the American Stock Exchange at December 31, 2004 and 2003 was $13.7 million and $18.0 million, respectively.

For the years ended December 31, 2004, 2003 and 2002, revenue from DTCC included in data processing fees, which are generated at SIAC, on the consolidated statements of income was $59.5 million, $52.1 million and $55.3 million, respectively. Accounts receivable, due from DTCC at December 31, 2004 and 2003 was $5.8 million and $4.1 million, respectively.

In addition to the transactions between DTCC and SIAC, NYSE incurs expenses related to DTCC. For the years ended December 31, 2004 and 2003, these expenses were $0.5 million and $0.6 million, respectively.

While not related parties, the NYSE earns fees from and enters into business relationships with listed companies, member firms and specialist firms. In management’s opinion, all transactions are made at prevailing rates, terms and conditions, do not involve more than the normal risk of collectibility or present other favorable or unfavorable features.

For the years ended December 31, 2004, 2003 and 2002, no individual customer accounted for 10% of the NYSE’s revenue.

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NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2004, two NYSE member firms, Goldman Sachs and UBS, each accounted for approximately 10% of the NYSE’s trading volume. For the year ended December 31, 2003, one NYSE member firm, Goldman Sachs, accounted for approximately 10% of the NYSE’s trading volume. In addition, in February 2005, the NYSE entered into an investment banking relationship with one of the aforementioned member firms, Goldman Sachs.

Note 6—Investment Securities at Fair Value

The following is a summary of investments classified as available for sale securities at December 31, 2004:

Security Type (Dollars in Thousands):	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and Agency	$330,742	$310	$(461)	$330,591
Municipal Bonds	228,111	21	(202)	227,930
Mutual Funds	93,741	4,314	(40)	98,015
Certificate of Deposit	75,105	—	—	75,105
Corporate Bonds	67,944	16	(23)	67,937
Collateralized Mortgage Obligation	38,605	30	(93)	38,542
Equity Funds	32,414	8,722	(99)	41,037
Asset Backed	26,380	2	(42)	26,340
Mortgage Backed	4,839	—	(7)	4,832
Equities	2,727	1,789	—	4,516

	$900,608	$15,204	$(967)	$914,845

The following is a summary of investments classified as available for sale securities at December 31, 2003 (restated):

Security Type (Dollars in Thousands):	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and Agency	$569,526	$472	$(110)	$569,888
Certificates of Deposit	157,419	17	(40)	157,396
Banker’s Acceptances	55,694	265	(12)	55,947
Mutual Funds	41,411	1,064	—	42,475
Other	39,254	3,672	(70)	42,856
Equities	2,727	705	—	3,432

	$866,031	$6,195	$(232)	$871,994

The contractual maturities of fixed income securities at December 31, 2004 were as follows (dollars in thousands):

	Cost	Fair Value
Due within one year	$376,901	$376,484
Due after one year through five years	236,012	235,914
Due after five years through ten years	51,091	51,180
Due over ten years	108,862	108,839

	$772,866	$772,417

In 2004, the NYSE realized proceeds from the sale of securities of $6.6 billion. Gross realized gains for the year amounted to $3.5 million and gross realized losses amounted to $3.8 million. In 2003 the NYSE realized proceeds from the sale of securities of $3.5 billion with gross realized gains for the year amounting to $12.6 million and gross realized losses of $6.9 million.

FIN-14

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the fair value of the NYSE’s available-for-sale investments in an unrealized loss position, aggregated by investment category that individual securities have been in a continuous loss position, as of December 31, 2004:

Security Type (Dollars in Thousands):	Fair Value	Gross Unrealized Losses
U.S. Government and Agency	$161,192	$(461)
Municipal Bonds	187,288	(202)
Mutual Funds	19,847	(40)
Corporate Bonds	30,260	(23)
Collateralized Mortgage Obligation	16,413	(93)
Equity Funds	821	(99)
Asset Backed	16,693	(42)
Mortgage Backed	1,209	(7)

	$443,723	$(967)

At December 31, 2004, the NYSE did not have any investments in an unrealized loss position for more than 12 months.

Note 7—Property and Equipment (Restated)

December 31, (Dollars in Thousands)	2004	2003
Land, buildings and building improvements	$222,472	$196,914
Leasehold improvements	161,804	154,038
Computers and equipment, including capital leases of $46,091 in 2004 and $40,192 in 2003	406,760	402,339
Software, including software development costs	89,611	79,921
Furniture and fixtures	32,179	29,649

	912,826	862,861
Less: accumulated depreciation and amortization	(569,402)	(517,263)

	$343,424	$345,598

Note 8—Income Taxes (Restated)

The income tax provisions for the years ended December 31 consist of the following (dollars in thousands):

	2004	2003	2002
Federal:
Current	$3,929	$(18,904)	$24,428

Current deferred	3,251	2,682	1,230
Non-current deferred	5,175	47,299	(12,098)

	8,426	49,981	(10,868)

State and local:
Current	2,547	(12,285)	7,160

Current deferred	741	1,447	427
Non-current deferred	200	24,996	(2,434)

	941	26,443	(2,007)

Total provision for income taxes	$15,843	$45,235	$18,713

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NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts deductible for income tax purposes.

	2004	2003
Current deferred tax arising from:
Deferred revenue	$38,680	$37,892
Employee benefits liability	6,258	7,530
Deferred compensation	37,042	36,344
Allowance for uncollectible accounts and other	1,059	2,843

Current deferred assets	83,039	84,609

Software capitalization	7,792	7,805
Prepaid pension	3,472	3,668

Current deferred liabilities	11,264	11,473

Non-current deferred tax arising from:
Deferred revenue	$150,979	$155,773
Depreciation	35,749	13,051
Employee benefits	2,475	2,048
Deferred compensation	80,649	95,995
Allowance for uncollectible accounts and other	21,787	14,142

Non-current deferred assets	291,639	281,009

Software capitalization	6,447	5,313
Prepaid pension	10,966	487

Non-current deferred liabilities	$17,413	$5,800

No valuation allowance for the deferred tax asset is necessary in either 2004 or 2003 as management believes it is more likely than not that the assets will be realized.

For the tax years ended December 31, 2004 and December 31, 2003, the NYSE and its subsidiaries reported a net operating loss of $25.4 million and $2.6 million, respectively, to New York State and New York City. New York State and City Tax Law allow the losses incurred to be carried forward and used to offset income in future years. These losses, under New York State and City Tax Law, must be utilized within 20 years of being incurred. The losses are scheduled to expire in 2024 and 2023, respectively.

A reconciliation between the statutory and effective tax rates is presented below:

	2004	2003	2002
Federal statutory rate	35.0%	35.0%	35.0%
State and local taxes (net of federal benefit)	4.2	7.5	3.4
WTC insurance proceeds	(4.8)	—	(5.0)
Other	(0.7)	(0.2)	(0.9)

	33.7%	42.3%	32.5%

Note 9—Segment Reporting (Restated)

Management operates under two reportable segments, NYSE Market and SIAC Services. The segments are managed and operated as two business units and organized based on services provided to customers. After completion of the merger with Archipelago, the NYSE will be a subsidiary of the NYSE Group, which may operate and manage its businesses in a different manner and under different reportable segments.

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NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NYSE Market includes fees derived from obtaining new listings and from existing listings on the NYSE, trade execution on the NYSE and distribution of market information to data subscribers. NYSE Market also includes membership fees, regulatory fees and investment and other income.

SIAC Services includes fees from the provision of communication and data processing operations and systems development functions to the NYSE and third-party customers.

Expenses for NYSE Market and SIAC services are the direct expenses related to running those segments.

Summarized financial data concerning the Company’s reportable segments is as follows (in thousands):

	NYSE Market	SIAC	Corporate Items and Eliminations	Consolidated
Year ended December 31, 2004
Revenues	$1,221,167	$489,599	($266,125)	$1,444,641
Revenues, less Section 31 fees	861,412	489,599	(266,125)	1,084,886
Income before provision for income taxes	42,203	4,795	—	46,998
Total assets	1,655,356	348,954	(22,059)	1,982,251
Purchase of property and equipment	77,086	7,460	—	84,546

Year ended December 31, 2003
Revenues	1,289,258	483,781	(253,050)	1,519,989
Revenues, less Section 31 fees	869,514	483,781	(253,050)	1,100,245
Income before provision for income taxes	100,690	6,276	—	106,966
Total assets	1,670,675	349,793	(11,269)	2,009,199
Purchase of property and equipment	43,327	33,788	—	77,115

Year ended December 31, 2002
Revenues	1,142,938	500,182	(273,328)	1,369,792
Revenues, less Section 31 fees	852,556	500,182	(273,328)	1,079,410
Income before provision for income taxes	49,645	8,007	—	57,652
Total assets	1,692,377	325,730	(18,302)	1,999,805
Purchase of property and equipment	85,069	52,280	—	137,349

Revenues are generated primarily in the United States of America. All of the NYSE’s long-lived assets are located in the United States of America.

Note 10—Litigation and Other Matters

The following is a summary of relevant legal matters as of December 31, 2004:

In December 2003, the California Public Employees’ Retirement System (“CalPERS”) filed a purported class action complaint in the United States District Court for the Southern District of New York (the “Southern District”) against the NYSE, NYSE specialist firms, and others, alleging various violations of the Securities Exchange Act of 1934 (the “Exchange Act”) and breach of fiduciary duty, on behalf of a purported class of persons who bought or sold unspecified NYSE-listed stocks between 1998 and 2003. The court consolidated CalPERS’ suit with three other purported class actions and a non-class action into the action now entitled In re NYSE Specialists Securities Litigation, and appointed CalPERS and Empire Programs, Inc. co-lead plaintiffs.

FIN-17

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plaintiffs filed a consolidated complaint on September 16, 2004. The consolidated complaint asserts claims for alleged violations of Sections 6(b), 10(b) and 20(a) of the Exchange Act, and alleges, among other things, that, with the NYSE’s knowledge and active participation, the specialist firms engaged in manipulative, self-dealing, and deceptive conduct, including interpositioning, front-running and “freezing” the specialist’s book and falsifying trading records to conceal their misconduct. The consolidated complaint seeks unspecified compensatory damages against defendants, jointly and severally. In November 2004, the NYSE moved to dismiss the complaint against it, on various grounds, including its immunity as a self-regulatory organization from suit for the performance of its regulatory and general oversight functions. Briefing on the motions was completed in March 2005.

In January 2004, Papyrus Technology Corporation (“Papyrus”) filed a complaint in the Southern District against the NYSE, alleging that the NYSE’s Wireless Data System and Broker Booth Support System infringe patents allegedly issued to Papyrus and that the NYSE breached a license agreement with Papyrus. The NYSE answered the complaint, asserting affirmative defenses and a counterclaim against Papyrus. Discovery currently is scheduled to be completed during the first quarter of 2005. It is anticipated that the parties will file motions for summary judgment on at least some of the claims. To the extent the case is not disposed of through such motions, a trial could take place in 2005.

In or about October 2003, the U.S. Securities and Exchange Commission (“SEC”) commenced an investigation relating to the NYSE’s enforcement of compliance by its members or member organizations and persons associated with its member organizations with the antifraud provisions and provisions governing the conduct of specialists of the federal securities laws and the NYSE’s rules. The SEC is in the process of concluding its investigation, at which time some form of action may be taken against the NYSE.

In December 2003, the NYSE received a report from the law firm Winston & Strawn, which the NYSE had engaged to investigate and review certain matters relating to the compensation of Mr. Grasso and the process by which that compensation was determined (the “Webb Report”). The NYSE provided the Webb Report to the SEC and the New York Attorney General’s Office, which commenced investigations relating to those matters in or about January 2004.

The Webb Report provided a detailed summary of, among other things, Mr. Grasso’s compensation and benefits during the period in which he served as Chairman and Chief Executive Officer of the NYSE (1995-2003), including the various components thereof. On or about September 2, 2003, the NYSE transferred to Mr. Grasso $139,486,000 in respect of deferred compensation and benefits for that period. Previously, the NYSE had transferred to Mr. Grasso approximately $35 million in non-deferred compensation for that period.

On or about February 12, 2004, NYSE’s then Interim Chairman, John S. Reed, sent Mr. Grasso a letter stating that the NYSE had determined that the compensation and benefits that Mr. Grasso received “were excessive and at unreasonable levels” and that, even granting Mr. Grasso the benefit of assumptions favorable to him, “were excessive by at least $120 million.” In that letter, the NYSE demanded that Mr. Grasso repay NYSE $120 million and reserved its rights to seek additional amounts beyond the $120 million demanded.

On May 24, 2004, the New York Attorney General’s Office filed a lawsuit in New York Supreme Court against Mr. Grasso, former NYSE Director Kenneth Langone, and the NYSE. The Complaint alleges six causes of action against Mr. Grasso, including breach of fiduciary duty under the New York Not-for-Profit Corporation Law and unjust enrichment. Among other things, the suit seeks imposition of a constructive trust for the NYSE’s benefit on all compensation received by Mr. Grasso that was not reasonable and commensurate with services rendered, pursuant to provisions of the New York Not-for-Profit Corporation Law “in an amount to be determined at trial”; a judgment directing Mr. Grasso to return payments made by the NYSE that were unlawful

FIN-18

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

under the New York Not-for-Profit Corporation Law “in an amount to be determined at trial”; and restitution of all amounts he received that lacked adequate NYSE board approval because the approval was based on inaccurate, incomplete, or misleading information. The New York Attorney General’s Office further seeks a declaration by the court that any obligation to make future payments lacking the required board approval is void. In addition to the claims against Mr. Grasso, the complaint asserts a single cause of action against Mr. Langone for breach of his fiduciary duty under the New York Not-for-Profit Corporation Law and a single cause of action against the NYSE seeking a declaratory judgment that the NYSE made unlawful, ultra vires payments to Mr. Grasso, and an injunction requiring the NYSE to adopt and implement safeguards to ensure that compensation paid in the future complies with the New York Not-for-Profit Corporation Law. On July 23, 2004, the NYSE filed its Answer to the Complaint of the New York Attorney General’s Office, in which it asserted several complete defenses.

The case is presently pending before New York Supreme Court Justice Charles E. Ramos, to whom the case was remanded following Mr. Grasso’s unsuccessful attempt to have the case proceed in federal court. In his Answer, Mr. Grasso denied the New York Attorney General’s Office’s allegations of wrongdoing and asserted various defenses. In addition, Mr. Grasso asserted claims against the NYSE and NYSE Chairman John Reed, including claims that the NYSE terminated Mr. Grasso without cause in September 2003 and breached his 1999 and 2003 employment agreements, and that the NYSE and Mr. Reed defamed him. Mr. Grasso has not claimed with specificity the amount of damages that he seeks in the litigation. In his pleadings, he seeks at least $50 million in compensatory damages for the NYSE’s alleged breaches of the agreements; damages for alleged injury to his reputation and mental anguish and suffering; and punitive damages against Mr. Reed and the NYSE. The NYSE and Mr. Reed have moved to dismiss the defamation claims. The parties currently are engaged in discovery, which is expected to continue through 2005.

The outcome of the New York Attorney General’s Office’s suit cannot reasonably be determined at this time.

The Webb Report stated that the total amount of excessive compensation and benefits actually received by Mr. Grasso was in a range of approximately $113 million to $125 million (including both deferred and non-deferred compensation and benefits paid to Mr. Grasso). The specific amounts of compensation and benefits that should be repaid by Mr. Grasso will be the subject of expert testimony during the expert discovery phase of the litigation. If the New York Attorney General’s Office prevails on all of its claims, the court will order Mr. Grasso to return to the NYSE portions of his compensation and benefits determined at trial to be unreasonable and declare that the alleged obligation of the NYSE to make further payments is void. Generally accepted accounting principles preclude the NYSE from accruing any recovery until the dispute between Mr. Grasso and the NYSE regarding compensation and benefits paid to him is resolved but require the NYSE to accrue compensation expense related to him based upon the most recent employment agreement. At December 31, 2003, the NYSE accrued compensation expense amounting to $36 million related to Mr. Grasso. This accrual, which remains current, reflects management’s interpretation of the provisions contained in the most recent employment agreement, which provides terms outlining certain payments to which Mr. Grasso could be entitled upon ceasing employment with the NYSE, if liability is recorded as a current liability. Management is currently uncertain as to the timing of the resolution of the disputes. If significant changes relating to the ongoing dispute and the underlying assumptions used by management occur, those changes could lead to increases or decreases in the recorded liability as of December 31, 2003. These increases or decreases could be material to the net income of the NYSE.

The NYSE is defending a number of other actions, the ultimate outcome of which cannot reasonably be determined at this time. In the opinion of management and legal counsel, the aggregate of all possible losses from all such other actions should not have a material adverse effect on the consolidated financial condition or results of operations of the NYSE.

FIN-19

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11—Retirement Benefits

The NYSE and SIAC maintain separate qualified defined benefit pension plans covering substantially all of their employees. Retirement benefits are derived from a formula, which is based on length of service and compensation. The NYSE and SIAC fund pension costs to the extent such costs may be deducted for income tax purposes. There were contributions made to the NYSE pension plan of $31.0 million in 2004 and $36.5 million in 2003. SIAC contributed $20.0 million in 2004 and $29.0 million in 2003 to its pension plan. NYSE expects to contribute up to $30.0 million to the plan in 2005. SIAC expects to contribute approximately $10.0-$20.0 million to its Plan in 2005.

The NYSE bases its investment policy and objectives on a review of the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and the business and financial characteristics of the NYSE. Capital market risk/return opportunities and tradeoffs also are considered as part of the determination. The primary investment objective of the NYSE plan is to achieve a long-term rate of return that meets the actuarial funding requirements of the plan and maintains an asset level sufficient to meet all benefit obligations of the plan. Based on the plan’s primary investment objective and on the NYSE’s review of relevant plan characteristics, the NYSE has established 65% equity and 35% fixed income and cash equivalents allocation targets for the plan’s investment program, compared with 70% equity and 30% fixed income in 2003. The NYSE’s pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

Asset Category	2004	2003
Short-Term Investments	8.7%	1.9%
Equities	63.1%	70.3%
Fixed income	28.2%	27.8%

SIAC’s investment policy is to actively manage certain asset classes where potential exists to outperform the broader market. SIAC’s investment policy includes weighted average target asset allocations of 65% equity securities and 35% debt securities and cash equivalents. SIAC’s pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

Asset Category	2004	2003
Short-Term Investments	2%	12%
Equities	63%	51%
Fixed income	35%	37%

The NYSE and SIAC also maintain a nonqualified plan, which provides supplemental retirement benefits for certain employees. To provide for the future payments of these benefits, the NYSE has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2004 and 2003 the cash surrender value of such policies was $28.8 million and $27.7 million, respectively, and is included in other non-current assets. SIAC maintains certain investments for the purpose of providing for future payments of SERP. These investments consist of equity and fixed income mutual funds. These are not considered funded assets under SFAS No. 87. Currently, the NYSE and SIAC do not anticipate additional funding of the nonqualified plan.

FIN-20

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The costs of the plans in 2004 and 2003 have been determined in accordance with SFAS No. 87, “Accounting for Pensions.” The measurement date for the plans is December 31, 2004 and 2003.

Retirement Benefits

(Dollars in Thousands)

	Pension Plans
	Year ended December 31, 2004		Year ended December 31, 2003
	NYSE	SIAC	NYSE	SIAC
Change in benefit obligation:
Benefit obligation at beginning of year	$359,032	$212,736	$315,609	$179,665
Service cost	13,201	10,431	12,497	9,681
Interest cost	21,149	12,841	20,535	11,655
Curtailment loss (gain)	—	1,606	—	(708)
Special termination benefits	—	5,749	—	(480)
Plan amendments	2,016	—	—
Benefits paid	(14,054)	(10,330)	(12,240)	(6,583)
Actuarial gain (loss)	15,620	16,509	22,631	19,506

Benefit obligation at year end	396,964	249,542	359,032	212,736

Change in plan assets
Fair value of plan assets at beginning of year	$336,819	$192,399	$253,175	$138,332
Actual return on plan assets	34,225	24,832	60,727	31,619
Company contributions	31,000	20,000	36,515	29,031
Benefit paid	(14,054)	(10,330)	(12,241)	(6,583)
Administrative expenses	(1,188)	—	(1,357)	—

Fair value of plan assets at end of year	386,802	226,901	336,819	192,399
Underfunded status of plan	(10,162)	(22,641)	(22,213)	(20,337)
Unrecognized actuarial loss	34,433	62,109	24,602	57,538
Unrecognized prior service cost	7,816	1,906	6,843	2,167

Prepaid pension cost	$32,087	$41,374	$9,232	$39,368

FIN-21

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Pension Plan Cost
	Year ended December 31, 2004		Year ended December 31, 2003		Year ended December 31, 2002
	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC
Service cost	$13,201	$10,431	$12,497	$9,681	$9,683	$7,851
Interest cost	21,149	12,841	20,535	11,655	19,220	10,584
Amortization of prior service cost	1,043	181	941	187	(3,083)	251
Estimated return on plan assets	(27,249)	(15,161)	(26,486)	(13,816)	(26,789)	(14,120)
Recognized actuarial (gain) or loss	—	2,099		958
Curtailment	—	1,852	—	39	—	—
Special termination benefits	—	5,749	—	—	—	—

Aggregate pension expense	$8,144	$17,992	$7,487	$8,704	$(969)	$4,566

	SERP Plans
	Year ended December 31, 2004		Year ended December 31, 2003
	NYSE	SIAC	NYSE	SIAC
Change in benefit obligation:
Benefit obligation at beginning of year	$111,136	$33,628	$159,475	$30,106
Service cost	2,164	1,122	3,986	1,421
Interest cost	5,562	1,747	6,450	1,916
Plan amendments	(18,769)	—	1,398	—
Curtailments	(5,068)	—	—	—
Settlements	232	166	1,261	—
Benefits paid	(42,075)	(6,362)	(64,752)	(2,366)
Actuarial loss (gain)	10,833	(2,039)	3,317	2,551

Benefit obligation at end of year	64,015	28,262	111,135	33,628
Unrecognized actuarial loss	23,698	4,362	23,967	7,778
Unrecognized prior service cost	(11,682)	2,759	7,535	3,413

Accrued benefit obligation recognized	$51,999	$21,141	$79,633	$22,437
Additional minimum liability	7,659	6,820	24,812	6,289

Accumulated benefit obligation	$59,658	$27,961	$104,445	$28,726

	SERP Plan Cost
	Year ended December 31, 2004		Year ended December 31, 2003		Year ended December 31, 2002
	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC
Service cost	$2,164	$1,122	$3,986	$1,420	$28,337	$1,055
Interest cost	5,561	1,747	6,450	1,916	6,569	2,146
Amortization of prior service cost	1,356	654	5,817	654	4,571	1,048
Recognized actuarial (gain) or loss	3,184	345	—	264	—	—
Additional (gain) or loss recognized due to:
Settlement	3,082	1,198	9,196	94	—	2,303
Curtailment	(906)	—	—	—	—	1,826

Aggregate SERP expense	$14,441	$5,066	$25,449	$4,348	$39,477	$8,378

	Year ended December 31, 2004		Year ended December 31, 2003
Weighted- average assumptions as of December 31:	NYSE	SIAC	NYSE	SIAC
Discount rate	5.75%	5.75%	6.00%	6.00%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%	8.50%
Rate of compensation increase-Pension	4.00%	4.50%	4.00%	5.00%
Rate of compensation increase-SERP	4.00%	4.50%	4.00%	6.00%

FIN-22

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the payments projected based on actuarial assumptions (dollars in thousands):

Pension Plan Payment Projections	NYSE	SIAC
2005	$15,222	$11,303
2006	16,615	8,874
2007	17,660	9,078
2008	18,843	9,458
2009	20,146	9,810
2010-2014	123,938	60,548

SERP Plan Payment Projections	NYSE	SIAC
2005	$1,584	$1,657
2006	1,679	2,586
2007	1,694	1,433
2008	1,864	2,601
2009	1,972	1,565
2010-2014	36,507	10,972

To develop the expected long-term rate of return on assets assumption, the NYSE considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio.

Pursuant to the provisions of FAS 87, “Employer’s Accounting for Pensions,” related to the SERP and pension plans, an intangible asset and adjustment to accumulated other comprehensive income to recognize the minimum pension liability were recorded. As of December 31, 2004, the intangible asset and minimum pension liability were adjusted to $2.7 million and $5.8 million (net of tax $5.9 million).

Note 12—Other Employee Benefit Plans

In addition to providing pension benefits, the NYSE and SIAC maintain defined benefit plans to provide certain health care and life insurance benefits (the “Plans”) for eligible retired employees. These Plans, which may be modified in accordance with their terms, cover substantially all employees. These Plans are measured on December 31 annually.

The net periodic postretirement benefit cost for the NYSE was $8.8 million in 2004 while the comparable cost in 2003 was $5.6 million. SIAC’s benefit cost was $6.2 million in 2004 and $5.6 million in 2003. The Plans are unfunded. Currently, management does not expect to fund the Plans.

The following table shows actuarial determined benefit obligation, benefits paid during the year and the accrued benefit cost for the year:

	Year ended December 31, 2004		Year ended December 31, 2003
	NYSE	SIAC	NYSE	SIAC
	(Dollars in Thousands)
Benefit obligation at the end of year	$(126,738)	$(63,098)	$(103,552)	$(53,325)
Benefits paid	5,307	2,170	4,182	1,765
Accrued benefit cost	106,127	34,245	102,678	26,696

Additional (gain) or loss recognized due to:
Curtailment	$—	$3,201	$—	$—
Discount rate as of December 31,	5.75%	5.75%	6.00%	6.00%

FIN-23

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the payments projected based on actuarial assumptions (dollars in thousands):

Payment Projections	NYSE	SIAC
2005	$5,508	$2,664
2006	5,728	2,833
2007	6,218	3,069
2008	6,445	3,198
2009	7,035	3,284
2010-2014	41,390	17,719

For measurement purposes, the NYSE and SIAC assumed a 12.5-13% annual rate of increase in the per capita cost of covered health care benefits in 2004 which will decrease on a graduated basis to 5% in the year 2014 and thereafter.

The following table shows the effect of a one-percentage-point increase and decrease in assumed health care cost trend rates:

Assumed Health Care Cost Trend Rate

	NYSE		SIAC
	1% Increase	1% Decrease	1% Increase	1% Decrease
Effect of postretirement benefit obligation	$17,454	$(14,190)	$10,514	$(8,275)
Effect on total of service and interest cost components	1,595	(1,269)	1,113	(843)

In December 2003, the President of the United States signed the “Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the “Act”) into law and this was reflected in the above assumptions assuming the NYSE will continue to provide a prescription drug benefit for retirees that is at least actuarially equivalent to Medicare Part D and the NYSE will receive the federal subsidy. As a result of recognizing the Act, the accumulated postretirement benefit obligation (APBO) as of January 1, 2004 decreased by $10.4 million, from $118.5 million to $108.1 million. The net periodic postretirement benefit cost (NPPBC) in 2004 decreased by $1.7 million, from $10.5 million to $8.8 million.

Estimated Gross Amount of Subsidy Receipts (Dollars in Thousands)	NYSE	SIAC
2005	$—	—
2006	251	139
2007	296	160
2008	352	189
2009	400	217
2010-2014	2,989	1,589

The NYSE also maintains savings plans for which most employees are eligible to contribute a part of their salary within legal limits. The NYSE will match an amount equal to 100% of the first 6% of eligible contributions. The NYSE also provides benefits under a Supplemental Executive Savings Plan to which eligible employees may also contribute and receive an appropriate company match. SIAC maintains similar though separate plans. Savings plans expense was $14.3 million, $13.7 million and $13.3 million in 2004, 2003 and 2002, respectively. Included in accrued employee benefits payable was $63.4 million and $60.5 million at December 31, 2004 and December 31, 2003, respectively related to these plans.

FIN-24

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The NYSE has a Capital Accumulation Plan (CAP) for designated senior executives. During 2004, this plan terminated and no further awards will be granted. Existing awards will continue to vest. Historically under the CAP, each year, participating executives were credited with an amount based upon a percentage of their annual Incentive Compensation Plan award. These awards vest, for each executive, between the ages of 55 and 60, and are transferred into a Rabbi Trust as they vest. Unvested CAP amounts earn interest based upon the 10-year Treasury Bond rate as of December 31 of the prior year. Participants may elect to receive their vested account balances in a lump sum distribution or annual installments following termination of employment. The total amount of the awards in 2003 was $1.1 million. Included in accrued employee benefits at December 31, 2004 and 2003 is $14.6 million and $14.0 million, respectively, related to this plan. Awards are included as compensation expense in the year awarded and any related interest is included in compensation expense in the year earned.

Note 13—Commitments and Contingencies

NYSE and SIAC are individually parties to several leases of office space and equipment that expire at various dates through 2019. Rental expense under these leases, included in the Consolidated Statements of Income in both Occupancy and Systems and Related Support, totaled $77.8 million, $79.3 million and $76.3 million in 2004, 2003 and 2002, respectively.

Operating Leases

Year (Dollars in Thousands)	Office Space	Equipment	Total
2005	$36,419	$22,297	$58,716
2006	37,979	11,647	49,626
2007	38,165	5,499	43,664
2008	36,971	46	37,017
2009	35,171	1	35,172
2010-2014	111,576	—	111,576
2015-2019	25,057	—	25,057

	$321,338	$39,490	$360,828

Capital Leases

The NYSE and SIAC are parties to several capitalized leases of equipment, which expire at various dates through 2009. Minimum lease rental commitments at December 31, 2004 follow:

Year (Dollars in Thousands)	Capital leases
2005	$8,808
2006	6,787
2007	5,270
2008	3,628
2009	3

Total future minimum lease payments	$24,496
Less – amount representing interest	(5,154)

Present value of net minimum lease payments (including $6,357 due within one year classified as current)	$19,342

FIN-25

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The NYSE has accumulated excess activity assessment fees, which amounts to approximately $15.6 million at December 31, 2004. Due to the uncertainty of the claim on the excess activity assessment fees, management has accrued the full amount of the excess because it believes that it is probable that there will be an arrangement pursuant to which the entire amount will be used for a public purpose.

In the normal course of business, NYSE may enter into contracts that require it to make certain representations and warranties and which provide for general indemnifications. Based upon past experience, the NYSE expects the risk of loss under these indemnification provisions to be remote. However, given that these would involve future claims against NYSE that have not yet been made, NYSE’s potential exposure under these arrangements is unknown. The NYSE also has obligations related to deferred compensation and other post-retirement benefits. The date of the payment under these obligations cannot be determined.

Note 14—Subsequent Events

The NYSE and Archipelago entered into a merger agreement, providing for the combination of the NYSE and Archipelago under a new holding company named NYSE Group, Inc.

In the proposed mergers, each NYSE membership interest will be converted into the right to receive $300,000 and a number of shares of NYSE Group common stock so that the aggregate number of such shares of NYSE Group common stock (together with the shares of NYSE Group common stock issued or reserved for issuance to NYSE employees) equals 70% of the issued and outstanding shares of NYSE Group common stock upon completion of the merger, on a diluted basis. Instead of receiving this standard mix of consideration, NYSE members will have the opportunity to make a cash election to increase the cash portion (and decrease the stock portion) of their consideration, or make a stock election to increase the stock portion (and decrease the cash portion) of their consideration. These elections, however, are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Group common stock issued, in the mergers to the NYSE members, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all NYSE members received the standard mix of consideration.

Under the merger agreement, the NYSE has the right to issue or reserve for issuance to NYSE employees up to 3.5% of the total number of shares of NYSE Group common stock issued and outstanding upon completion of the mergers. Under this provision, the NYSE has decided to reserve for issuance to current NYSE employees and SIAC employees 1,223,990 shares of NYSE Group common stock, which will represent approximately 0.78% of the issued and outstanding NYSE Group common stock upon completion of the mergers.

The consummation of the transaction is subject to the receipt of approval by the members of the NYSE and Archipelago stockholders as well as certain government approvals, including the SEC and the Antitrust Division of the Department of Justice.

Note 15—Summarized Quarterly Financial Data (Unaudited) (1)

	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004
	(Restated)
	(dollars in thousands)
Total revenues	$270,934	$272,024	$270,724	$271,204
Total expenses	246,882	267,977	268,518	254,511

Income before taxes and minority interest	24,052	4,047	2,206	16,693
Provision (benefit) for income taxes	10,323	(1,224)	(71)	6,815
Minority interests	520	308	175	(11)

Net income	$13,209	$4,963	$2,102	$9,889

FIN-26

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003	4th Quarter 2003
	(Restated)
	(dollars in thousands)
Total revenues	$276,793	$276,138	$269,565	$277,749
Total expenses	241,564	253,744	250,390	247,581

Income before taxes and minority interest	35,229	22,394	19,175	30,168
Provision for income taxes	14,807	8,466	9,473	12,489
Minority interests	109	(52)	(217)	1,434

Net income	$20,313	$13,980	$9,919	$16,245

(1)	As described in Note 3, the NYSE restated its financial statements for the years ended December 31, 2004 and 2003. The historical effect on quarterly financial information is as follows:

Quarterly Financial Information

	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004
	(dollars in thousands)
Revenues:
As reported	$268,131	$273,045	$264,340	$270,469
Listing fees	2,803	(1,021)	6,384	735

As restated	$270,934	$272,024	$270,724	$271,204

Net income:
As reported	$11,519	$5,372	$(1,567)	$9,322
Restatements (net of tax); Listing fees	1,542	(561)	3,511	404
Software capitalization	334	340	345	349
Lease accounting	(186)	(188)	(187)	(186)

As restated	$13,209	$4,963	$2,102	$9,889

	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003	4th Quarter 2003
	(dollars in thousands)
Revenues:
As reported	$266,276	$270,241	$262,681	$274,938
Listing fees	10,517	5,897	6,884	2,811

As restated	$276,793	$276,138	$269,565	$277,749

Net income:
As reported	$15,370	$11,605	$7,024	$15,618
Restatements (net of tax); Listing fees	5,784	3,243	3,788	1,546
Software capitalization	(608)	(634)	(659)	(685)
Lease accounting	(233)	(234)	(234)	(234)

As restated	$20,313	$13,980	$9,919	$16,245

FIN-27

NEW YORK STOCK EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in Thousands)

	June 30, 2005	December 31, 2004
	(Unaudited)	(Restated)
Assets:
Current Assets:
Cash and cash equivalents	$43,625	$15,456
Securities purchased under agreements to resell	47,074	55,209
Investment securities, at fair value	1,164,583	914,845
Accounts receivable, net	157,898	102,941
Taxes receivable	1,552	26,906
Deferred income taxes	66,936	83,039
Other current assets	40,730	46,230

Total current assets	1,522,398	1,244,626

Property and equipment, at cost, less accumulated depreciation and amortization	342,890	343,424
Investments in affiliates, at cost	2,662	2,652
Non-current deferred income taxes	296,765	291,639
Other non-current assets	96,754	99,910

Total assets	$2,261,469	$1,982,251

Liabilities and equity of members:
Current liabilities:
Accounts payable and other liabilities	$46,674	$99,165
Accrued expenses	185,730	208,031
Deferred tax liability	8,310	11,264
Deferred revenue	220,545	85,955
Section 31 fees payable	271,839	82,482

Total current liabilities	733,098	486,897

Liabilities due after one year:
Accrued employee benefits	315,942	311,831
Non-current deferred tax liability	7,537	17,413
Deferred revenue	332,634	335,509
Other long-term liabilities	36,024	29,927

Total liabilities	1,425,235	1,181,577

Minority interest	33,384	33,206

Commitments and contingencies (Note 6)

Members’ equity:
Equity of members	806,037	767,032
Accumulated other comprehensive (loss) income	(3,187)	436

Total equity of 1,366 members	802,850	767,468

Total liabilities and members’ equity	$2,261,469	$1,982,251

Equity per member having distributive rights	$588	$562

The accompanying notes are an integral part of these condensed consolidated financial statements.

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NEW YORK STOCK EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(Dollars in Thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
		(Restated)		(Restated)
Revenues:
Activity assessment fees	$141,773	$93,034	$234,713	$224,604
Listing fees	85,465	81,855	171,460	165,015
Data processing fees	47,745	53,477	92,645	109,433
Market information fees	46,290	42,088	90,440	82,803
Trading fees	37,806	38,751	75,759	79,723
Regulatory fees	32,185	28,816	61,226	56,056
Facility and equipment fees	12,286	12,450	24,871	25,246
Membership fees	715	1,758	2,859	4,342
Investment and other income	13,844	12,829	45,602	20,340

Total revenues	418,109	365,058	799,575	767,562
Section 31 fees	141,773	93,034	234,713	224,604

Revenues, less Section 31 fees	276,336	272,024	564,862	542,958

Expenses:
Compensation	125,551	131,282	252,104	260,749
Systems and related support	31,895	34,342	63,637	71,341
Professional services	35,663	41,064	63,713	68,980
Depreciation and amortization	26,446	22,192	52,619	44,167
Occupancy	17,285	16,764	34,321	32,991
General and administrative	17,870	22,333	32,879	36,631

Total expenses	254,710	267,977	499,273	514,859

Income before provision for income taxes and minority interest	21,626	4,047	65,589	28,099
Provision (benefit) for income taxes	7,415	(1,224)	26,224	9,099
Minority interest in income of consolidated subsidiary	1,225	308	360	828

Net income	$12,986	$4,963	$39,005	$18,172

The accompanying notes are an integral part of these condensed consolidated financial statements.

FIN-29

NEW YORK STOCK EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in Thousands)

	For the Six Months Ended June 30,
	2005	2004
		(Restated)
Cash flows from operating activities:
Net income	$39,005	$18,172

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	52,619	44,167
Loss on disposition of assets	2,291	6,946
Minority interest	178	1,009
Deferred income taxes	(1,853)	1,258
Change in provision for losses on accounts receivable	(650)	715

Change in operating assets and liabilities:
Increase in accounts receivable, net	(54,307)	(5,465)
Decrease in taxes receivable	25,354	20,801
Decrease in other assets	8,656	5,752
Decrease in accounts payable	(52,491)	(9,053)
Decrease in accrued expenses	(18,288)	(12,238)
Increase in SEC transaction fee payable	189,357	53,259
Increase in deferred revenue	131,715	126,216
Increase in accrued employee benefits	4,111	18,358
Increase (decrease) in other long term liabilities	6,097	(32,510)

Net cash provided by operating activities	331,794	237,387

Cash flows from investing activities:
Net purchases of investment securities	(253,361)	(91,105)
Net sales (purchases) of securities purchased under agreements to resell	8,135	(121,320)
Purchases of property and equipment	(54,376)	(28,406)
Increase in investment in affiliates	(10)	(68)

Net cash used in investing activities	(299,612)	(240,899)

Cash flows from financing activities:
Net payment of capital lease obligations	(4,013)	(3,669)

Net increase (decrease) in cash and cash equivalents for the period	28,169	(7,181)
Cash and cash equivalents at beginning of period	15,456	11,004

Cash and cash equivalents at end of period	$43,625	$3,823

Supplemental disclosures:
Cash paid for income taxes	$12,500	$11,001
Cash paid for interest	$2,513	$1,123

The accompanying notes are an integral part of these condensed consolidated financial statements.

FIN-30

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—Organization and Description of Business

The New York Stock Exchange, Inc. (the “NYSE”) is a New York Type A not-for-profit corporation, incorporated in 1971. It is registered as a national securities exchange and is a self-regulatory organization. The NYSE is the world’s largest cash equities market, both in terms of average daily trading volume and in the market capitalization of its listed companies.

The NYSE owns two-thirds of the Securities Industry Automation Corporation (“SIAC”) and reports SIAC’s financial results on a consolidated basis. SIAC is an important industry resource providing critical automation and communications services to the NYSE, the American Stock Exchange and other organizations to support order processing, trading and the reporting of market information, among other functions. SIAC also provides system support for certain national market system functions and for important regulatory and administrative activities. In addition, SIAC provides telecommunication and managed services through its wholly owned subsidiary, Sector, Inc. (Sector), to subscribers primarily in the securities industry.

Note 2—Basis of Presentation

The preparation of these condensed consolidated financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could be materially different from these estimates. Certain prior year amounts have been reclassified to conform to the current year’s presentation.

The accompanying condensed consolidated financial statements include the accounts of NYSE and all wholly owned subsidiaries as well as SIAC. The NYSE’s investment in The Depository Trust & Clearing Corporation (“DTCC”), which is operated by separate management and has a separate board of directors, is carried at cost as the NYSE has less than majority ownership and does not exercise significant influence over the operating and financial policies of DTCC. The carrying balance is reflected in the condensed consolidated balance sheet in Investments in affiliates at cost.

The accompanying condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and reflect all adjustments, consisting of only normal recurring adjustments, that are, in the opinion of management, necessary for a fair statement of the results for the quarter. All material accounts and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in financial statements, which are normally required under accounting principles generally accepted in the United States, have been condensed or omitted.

The condensed consolidated financial statements are unaudited and should be read in conjunction with the Company’s audited financial statements as of and for the year ended December 31, 2004. Operating results for the three and six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

Note 3—Restatement to Financial Statements

The NYSE has restated its financial statements for the three and six month periods ended June 30, 2004 to correct its revenue recognition of listing fees, software capitalization and lease accounting.

Subsequent to issuance of the financial statements for the year ended December 31, 2004, NYSE corrected its method of revenue recognition to conform with U.S. generally accepted accounting principles and with SEC Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements” (“SAB 101”). Revenues from

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NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

original fees, which consist of original listings and other fees, which represent revenue from subsequent listings of shares related to mergers and acquisitions, stock splits and other corporate actions, were previously recognized in full in the month that the transaction occurred. Under that method, revenue was recorded in the year a company listed on the NYSE. In accordance with SAB 101, the NYSE restated its financial statements in order to recognize revenue related to original fees on a straight-line basis over an estimated service period of 10 years.

The effect of the restatement relating to revenue recognition is an increase in total liabilities of $428.6 million and $421.5 million for deferred revenue, as of June 30, 2004 and December 31, 2004, respectively. The adjustment to member’s equity is a decrease of $235.7 million and $231.8 million as of June 30, 2004 and December 31, 2004, respectively. Net income increased by $1.0 million and decreased $0.6 million for the six and three months ended June 30, 2004, respectively.

The NYSE historically expensed all costs related to the development of software in the period incurred. The NYSE corrected its financial statements to conform with AICPA Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1) to account for internally developed software, including certain costs incurred in developing software for internal use. This required the NYSE to capitalize the costs associated with the design, coding, installation and testing activities for developed software. These costs are amortized on a straight-line basis over the estimated useful life of three years.

The effect of the restatement relating to capitalizing software is an increase in total assets of $30.4 million and $31.6 million, and members’ equity of $16.7 million and $17.4 million, at June 30, 2004 and December 31, 2004, respectively. Net income increased by $0.7 million and $0.3 million for the six and three months ended June 30, 2004, respectively.

The NYSE, after considering the open letter to the American Institute of Certified Public Accountants from the Chief Accountant of the SEC dated February 7, 2005, undertook a review of its lease accounting policies and has corrected its method of accounting for certain operating leases. The NYSE is required to record expenses related to leases on a straight-line basis over the lease term, rather than as paid. This correction resulted in a decrease in members’ equity, as of June 30, 2004 and December 31, 2004, by $3.9 million and $4.3 million, respectively. Net income decreased by $0.4 million and $0.2 million for the six and three months ended June 30, 2004, respectively.

As a result of the changes in accounting policies, the financial statements have been restated. All reported periods have been adjusted. The effects of the adjustments are as follows (dollars in thousands):

Statements of Financial Condition
	June 30, 2004
	As Previously Reported	As Restated
*Deferred tax asset	$47,364	$83,630
*Property and equipment, at cost	292,512	322,890
*Non-current deferred tax asset	118,551	277,127
*Deferred tax liability	—	7,785
*Deferred revenue	128,001	211,259
*Non-current deferred tax liability	—	5,885
*Non-current deferred revenue	—	345,324
*Other long-term liabilities	6,173	13,239
*Equity of members	976,165	755,040

*	Amounts that would have been previously reported had NYSE generated a statement of financial condition.

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NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Statements of Income
	Three Months Ended June 30, 2004		Six Months Ended June 30, 2004
	As Previously Reported	As Restated	As Previously Reported	As Restated
Listing fees	$82,875	$81,855	$162,231	$165,015
Compensation	132,609	131,282	263,402	260,749
Systems and related support	34,444	34,342	71,545	71,341
Professional services	45,687	41,064	78,225	68,980
Depreciation and amortization	16,758	22,192	33,289	44,167
Occupancy	16,424	16,764	32,311	32,991
(Benefit) provision for income taxes	(890)	(1,224)	8,051	9,099
Net income	5,371	4,963	16,888	18,172

Statements of Cash Flows
	Six Months Ended June 30, 2004
	As Previously Reported	As Restated
*Net cash provided by operating activities	$225,284	$237,387
*Net cash used in investing activities	228,796	240,899

*	Amounts that would have previously been reported had NYSE generated a cash flow statement.

Note 4—Segment Information

Management operates under two reportable segments, NYSE Market and SIAC Services. The segments are managed and operated as two business units and organized based on services provided to customers. After completion of the merger with Archipelago, the NYSE will be a subsidiary of the NYSE Group, which may operate and manage its businesses in a different manner and under different reportable segments.

NYSE Market represents the fees earned from obtaining new listings and retaining existing listings on the NYSE, trade execution on the NYSE and distribution of market information to data subscribers as well as membership fees, regulatory fees and investment and other income.

SIAC Services provides communication, clearing and data processing operations and systems development functions to NYSE and third party customers.

Expenses for NYSE Market and SIAC services are the direct expenses related to running those businesses.

FIN-33

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Summarized financial data concerning the Company’s reportable segments is as follows (in thousands):

Three months ended June 30,	NYSE Market	SIAC	Corporate Items and Eliminations	Consolidated
2005
Revenues	$366,940	$116,944	($65,775)	$418,109
Revenues, less Section 31 fees	225,167	116,944	(65,775)	276,336
Income before provision for income taxes and minority interest	16,003	5,623	—	21,626
2004
Revenues	310,757	120,383	(66,082)	365,058
Revenues, less Section 31 fees	217,723	120,383	(66,082)	272,024
Income before provision for income taxes and minority interest	2,718	1,329	—	4,047

Six months ended June 30,	NYSE Market	SIAC	Corporate Items and Eliminations	Consolidated
2005
Revenues	$703,039	$224,424	($127,888)	$799,575
Revenues, less Section 31 fees	468,326	224,424	(127,888)	564,862
Income before provision for income taxes and minority interest	63,971	1,618	—	65,589
2004
Revenues	656,719	245,964	(135,121)	767,562
Revenues, less Section 31 fees	432,115	245,964	(135,121)	542,958
Income before provision for income taxes and minority interest	24,205	3,894	—	28,099

Note 5—Retirement Benefits

The NYSE and SIAC maintain separate qualified defined benefit pension plans covering substantially all of their employees. Retirement benefits are derived from a formula, which is based on length of service and compensation. The NYSE and SIAC fund pension costs to the extent such costs may be deducted for income tax purposes. NYSE expects to contribute up to $30.0 million and SIAC approximately $10.0-$20.0 million to the pension plans in 2005.

The NYSE and SIAC also maintain a nonqualified plan, which provides supplemental retirement benefits for certain employees. To provide for the future payments of these benefits, the NYSE has purchased insurance on the lives of the participants through company-owned policies. Currently, the NYSE does not anticipate additional funding of the nonqualified plan.

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NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following table sets forth the plans’ amounts recognized (amounts in thousands):

Pension Plan Cost

	Three Months Ended June 30,				Six Months Ended June 30,
	2005		2004		2005		2004
	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC
Cost of benefits earned	$3,472	$2,897	$3,300	$2,608	$6,944	$5,795	$6,601	$5,216
Interest on benefits earned	5,589	3,508	5,287	3,210	11,178	7,017	10,575	6,421
Net amortizations	280	44	261	45	561	87	522	91
Estimated return on plan assets	(7,412)	(4,237)	(6,812)	(3,790)	(14,825)	(8,474)	(13,625)	(7,581)
Recognized actuarial (gain) or loss	—	753	—	525	—	1,507	—	1,050
Additional (gain) or loss recognized due to:
Curtailment	—		—	463			—	926
Special termination benefits	—		—	1,437			—	2,875

Aggregate pension expense	$1,929	$2,965	$2,036	$4,498	$3,858	$5,932	$4,073	$8,998

SERP Plan Cost

	Three Months Ended June 30,				Six Months Ended June 30,
	2005		2004		2005		2004
	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC
Cost of benefits earned	$515	$231	$541	$281	$1,031	$461	$1,082	$561
Interest on benefits earned	933	401	1,390	437	1,866	803	2,781	874
Net amortizations	384	201	1,135	164	767	402	2,270	327
Recognized actuarial (gain) or loss			—	86	—	—	—	173
Additional (gain) or loss recognized due to:
Settlement			771	299	—	—	1,541	599
Curtailment		—	(227)	—	—	—	(453)	—

Aggregate SERP expense	$1,832	$833	$3,610	$1,267	$3,664	$1,666	$7,221	$2,534

FIN-35

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

In addition to providing pension benefits, NYSE and SIAC maintain defined benefit plans to provide certain health care and life insurance benefits for eligible retired employees. These plans, which may be modified in accordance with their terms, cover substantially all employees. The following are the plans’ amounts recognized during the periods (amounts in thousands):

Post Retirement Cost

	Three Months Ended June 30,				Six Months Ended June 30,
	2005		2004		2005		2004
	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC
Cost of benefits earned …	$1,137	$667	$848	$510	$2,274	$1,334	$1,696	$1,020
Interest on benefits earned	1,750	888	1,583	738	3,501	1,776	3,167	1,476
Net amortizations	(61)	390	(242)	297	(122)	779	(484)	594

Aggregate Post Retirement expense	$2,826	$1,945	$2,189	$1,545	$5,653	$3,889	$4,379	$3,090

Note 6—Comprehensive Income:

Comprehensive income is calculated in accordance with FAS No. 130, “Reporting Comprehensive Income.” Comprehensive income is composed of net income and other comprehensive income, which includes the after-tax change in unrealized gains and losses on available-for-sale securities and minimum pension liability adjustments.

The following outlines the components of other comprehensive income:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net income	$12,986	$4,963	$39,005	$18,172
Unrealized gains (losses) on available-for-sale securities	2,067	(3,601)	(3,623)	(40)

Total comprehensive income	$15,053	$1,362	$35,382	$18,132

Note 7—Litigation and Other Matters

The following is a summary of relevant legal matters as of June 30, 2005:

In December 2003, the California Public Employees’ Retirement System (“CalPERS”) filed a purported class action complaint in the United States District Court for the Southern District of New York (the “Southern District”) against the NYSE, NYSE specialist firms, and others, alleging various violations of the Securities Exchange Act of 1934 (“the Exchange Act”) and breach of fiduciary duty, on behalf of a purported class of persons who bought or sold unspecified NYSE-listed stocks between 1998 and 2003. Judge Robert Sweet consolidated CalPERS’ suit with three other purported class actions and a non-class action into the action now entitled In re NYSE Specialists Securities Litigation, and appointed CalPERS and Empire Programs, Inc. co-lead plaintiffs.

Plaintiffs filed a consolidated complaint on September 16, 2004. The consolidated complaint asserts claims for alleged violations of Sections 6(b), 10(b) and 20(a) of the Exchange Act, and alleges that, with the NYSE’s knowledge and active participation, the specialist firms engaged in manipulative, self-dealing, and deceptive

FIN-36

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

conduct, including interpositioning, front-running and “freezing” the specialist’s book and falsifying trading records to conceal their misconduct. Plaintiffs also claim that the NYSE constrained its regulatory activities in order to receive substantial fees from the specialist firms based on their profits and that defendants’ conduct “caused investors to purchase or sell shares on the NYSE at distorted and manipulated prices, enriching Defendants and damaging Plaintiffs and the Class.” The consolidated complaint also alleges that certain generalized NYSE statements concerning the operation of its market were rendered false and misleading by the NYSE’s non-disclosure of its alleged failure to properly regulate specialists, and that the NYSE was motivated to participate in or permit the specialist firms’ alleged improper trading in order to maintain or enhance its fee revenues and the compensation of its executives, including its former chairman and chief executive officer Richard A. Grasso. The consolidated complaint seeks unspecified compensatory damages against defendants, jointly and severally.

On November 16, 2004, the specialist firms and the NYSE filed motions to dismiss the Complaint. The NYSE’s motion is grounded principally on the doctrine that a self-regulatory organization is absolutely immune from suit for the performance of its regulatory and general oversight functions. The NYSE’s motion asserts additional independent bases for dismissal, including the absence of a private right of action under the Exchange Act and plaintiffs’ failure to plead the requisite elements of federal securities fraud. In opposition to the NYSE’s motion, plaintiffs argue that the NYSE is not immune from suit because its alleged conduct was pursued for business, not regulatory reasons. Oral argument occurred in April 2005. To date, the court has not rendered a decision on the motion.

On January 27, 2004, Papyrus Technology Corporation (“Papyrus”) filed a complaint in the Southern District against the NYSE, alleging that the NYSE’s Wireless Data System and Broker Booth Support System infringe patents allegedly issued to Papyrus and that the NYSE breached a license agreement with Papyrus. The NYSE answered the complaint, asserting affirmative defenses and a counterclaim against Papyrus. Discovery has been completed. It is anticipated that the parties will file motions for summary judgment on at least some of the claims.

On April 12, 2005, the SEC instituted and simultaneously settled an administrative proceeding against the NYSE. The SEC action related to detection and prevention of activities of specialists who engaged in unlawful proprietary trading on the floor of the NYSE. The SEC found that the NYSE had violated Section 19(g) of the Exchange Act by failing to enforce compliance with the federal securities laws and NYSE rules that prohibit specialists from “interpositioning” and “trading ahead” of customer orders. In settling the action, the NYSE consented, without admitting or denying the findings, to entry of an administrative order imposing a censure and requiring the NYSE to cease and desist from future violations of Section 19(g) and to adopt various remedial measures, including retention of a third-party regulatory auditor, creation of a $20 million reserve fund in connection therewith, development of policies and procedures to enhance its regulation of floor members, implementation of a pilot program for an on-floor video and audio surveillance system, development of systems and procedures to track the identity of specialists and clerks trading on the NYSE trading floor, and enhancements to its trading systems reasonably designed to prevent specialists from trading ahead of customer orders and interpositioning. In its press release announcing its settlement with the NYSE, the SEC noted that “its investigation of individual misconduct as it relates to NYSE’s failure to police specialists is continuing.” (Press Release 2005-53 dated April 12, 2005). The ultimate outcome of this investigation cannot reasonably be determined at this time. As part of its settlement, the NYSE agreed to cooperate with the SEC in all continuing investigations, litigations or other proceedings concerning the matters described in the administrative order.

Following the announcement of the proposed mergers on April 20, 2005, several lawsuits have been filed relating to the mergers.

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NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 9, 2005, William J. Higgins filed a complaint in New York Supreme Court, on behalf of himself and a purported class of similarly situated persons as NYSE members, against the NYSE, its directors and The Goldman Sachs Group, Inc., in connection with the mergers. Mr. Higgins seeks a declaratory judgment, an injunction against the defendants’ taking any further steps to effect the proposed mergers, unspecified compensatory damages and other relief. The complaint asserts two causes of action for breach of fiduciary duty against the NYSE and the NYSE’s directors and a third cause of action against The Goldman Sachs Group, Inc. for aiding and abetting breaches of fiduciary duty.

On May 13, 2005, William T. Caldwell, Morton B. Joselson and John F. Horn filed a complaint in New York Supreme Court, on behalf of themselves and a purported class of similarly situated persons as NYSE members, against the NYSE, the NYSE’s directors, The Goldman Sachs Group, Inc. and Archipelago seeking substantially the same relief as that sought by Mr. Higgins and asserting substantially the same causes of actions against the defendants.

The lawsuits are pending in New York Supreme Court and have been consolidated under the caption In re New York Stock Exchange/Archipelago Merger Litigation, Index number 601646/05.

On June 23, 2005, three NYSE members filed separate Article 78 proceedings in New York Supreme Court, seeking various documents from the NYSE relating to the mergers pursuant to a purported right under the N-PCL and New York common law.

In December 2003, the NYSE received a report from the law firm Winston & Strawn, which the NYSE had engaged to investigate and review certain matters relating to the compensation of Mr. Grasso and the process by which that compensation was determined (“the Webb Report”). The NYSE provided the Webb Report to the SEC and the New York Attorney General’s Office, which commenced investigations relating to those matters in or about January 2004.

The Webb Report provided a detailed summary of, among other things, Mr. Grasso’s compensation and benefits during the period in which he served as Chairman and Chief Executive Officer of the NYSE (1995-2003), including the various components thereof. On or about September 2, 2003, the NYSE transferred to Mr. Grasso $139,486,000, in respect of deferred compensation and benefits for that period. Previously, the NYSE had transferred to Mr. Grasso approximately $35 million in non-deferred compensation for that period.

On or about February 12, 2004, NYSE’s then Interim Chairman, John S. Reed, sent Mr. Grasso a letter stating that the NYSE had determined that the compensation and benefits that Mr. Grasso received “were excessive and at unreasonable levels” and that, even granting Mr. Grasso the benefit of assumptions favorable to him, “were excessive by at least $120 million.” In that letter, the NYSE demanded that Mr. Grasso repay NYSE $120 million and reserved its rights to seek additional amounts beyond the $120 million demanded.

On May 24, 2004, the New York Attorney General’s Office filed a lawsuit in New York Supreme Court against Mr. Grasso, former NYSE Director Kenneth Langone, and the NYSE. The Complaint alleges six causes of action against Mr. Grasso, including breach of fiduciary duty under the New York Not-for-Profit Corporation Law and unjust enrichment. Among other things, the suit seeks imposition of a constructive trust for the NYSE’s benefit on all compensation received by Mr. Grasso that was not reasonable and commensurate with services rendered, pursuant to provisions of the New York Not-for-Profit Corporation Law “in an amount to be determined at trial”; a judgment directing Mr. Grasso to return payments made by the NYSE that were unlawful under the New York Not-for-Profit Corporation Law “in an amount to be determined at trial”; and restitution of all amounts he received that lacked adequate Board approval because the Board’s approval was based on inaccurate, incomplete, or misleading information. The Attorney General further seeks a declaration by the court

FIN-38

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

that any obligation to make future payments lacking the required board approval is void. In addition to the claims against Mr. Grasso, the Complaint asserts a single cause of action against Mr. Langone for breach of his fiduciary duty under the New York Not-for-Profit Corporation Law and a single cause of action against the NYSE seeking a declaratory judgment that the NYSE made unlawful, ultra vires payments to Mr. Grasso, and an injunction requiring the NYSE to adopt and implement safeguards to ensure that compensation paid in the future complies with the New York Not-for-Profit Corporation Law. On July 23, 2004, the NYSE filed its Answer to the Complaint of the New York Attorney General’s Office, in which it asserted several complete defenses.

The case is presently pending before New York Supreme Court Justice Charles E. Ramos, to whom the case was remanded following Mr. Grasso’s unsuccessful attempt to have the case proceed in federal court. In his Answer, Mr. Grasso denied the New York Attorney General’s Office’s allegations of wrongdoing and asserted various defenses. In addition, Mr. Grasso asserted claims against the NYSE and NYSE Chairman John Reed, including claims that the NYSE terminated Mr. Grasso without cause in September 2003 and breached his 1999 and 2003 employment agreements, and that the NYSE and Mr. Reed defamed him. Mr. Grasso has not claimed with specificity the amount of damages that he seeks in the litigation. In his pleadings, he seeks at least $50 million in compensatory damages for the NYSE’s alleged breaches of the agreements; damages for alleged injury to his reputation and mental anguish and suffering; and punitive damages against Mr. Reed and the NYSE. The NYSE and Mr. Reed moved to dismiss the defamation claim, and on March 15, 2005, the court granted that motion. Mr. Grasso appealed the court’s dismissal. Oral argument in the Appellate Division occurred in June 2005. In or about March 2005, Mr. Grasso asserted third-party claims against former director Carl McCall for negligence, negligent misrepresentation, and contribution. The parties currently are engaged in discovery, which is expected to continue through 2005.

The outcome of the New York Attorney General’s Office’s suit cannot reasonably be determined at this time.

The Webb Report stated that the total amount of excessive compensation and benefits actually received by Mr. Grasso was in a range of approximately $113 million to $125 million (including both deferred and non-deferred compensation and benefits paid to Mr. Grasso). The specific amounts of compensation and benefits that should be repaid by Mr. Grasso will be the subject of expert testimony during the expert discovery phase of the litigation. If the Attorney General prevails on all of his claims, the court will order Mr. Grasso to return to the NYSE portions of his compensation and benefits determined at trial to be unreasonable and declare that the alleged obligation of NYSE to make further payments is void. Generally accepted accounting principles preclude the NYSE from accruing any recovery until the dispute between Mr. Grasso and the NYSE regarding compensation and benefits paid to him is resolved but require the NYSE to accrue compensation expense related to him based upon the most recent employment agreement. At December 31, 2003, the NYSE accrued compensation expense amounting to $36 million related to Mr. Grasso. This accrual, which remains current, reflects management’s interpretation of the provisions contained in the most recent employment agreement, which provides terms outlining certain payments to which Mr. Grasso could be entitled upon ceasing employment with the NYSE, if liability is recorded as a current liability. Management is currently uncertain as to the timing of the resolution of the disputes. If significant changes relating to the ongoing dispute and the underlying assumptions used by management occur, those changes could lead to increases or decreases in the recorded liability as of December 31, 2003. These increases or decreases could be material to the net income of the NYSE.

The NYSE is defending a number of other actions and investigations, the ultimate outcome of which cannot reasonably be determined at this time. In the opinion of management and legal counsel, the aggregate of all possible losses from all such other actions and investigations should not have a material adverse effect on the consolidated financial condition or results of operations of the NYSE.

FIN-39

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8—Merger with Archipelago

The NYSE and Archipelago entered into a merger agreement, providing for the combination of the NYSE and Archipelago under a new holding company named NYSE Group, Inc.

In the proposed mergers, each NYSE membership interest will be converted into the right to receive $300,000 and a number of shares of NYSE Group common stock so that the aggregate number of such shares of NYSE Group common stock (together with the shares of NYSE Group common stock issued or reserved for issuance to NYSE employees) equals 70% of the issued and outstanding shares of common stock of NYSE Group upon completion of the merger, on a diluted basis. Instead of receiving this standard mix of consideration, NYSE members will have the opportunity to make a cash election to increase the cash portion (and decrease the stock portion) of their consideration, or make a stock election to increase the stock portion (and decrease the cash portion) of their consideration. These elections, however, are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Group common stock issued, in the mergers to the NYSE members, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all NYSE members received the standard mix of consideration.

Under the merger agreement, the NYSE has the right to issue or reserve for issuance to NYSE employees up to 3.5% of the total number of shares of NYSE Group common stock issued and outstanding upon completion of the mergers. Under this provision, the NYSE has decided to reserve for issuance to current NYSE employees 1,223,990 shares of NYSE Group common stock, which will represent approximately 0.78% of the issued and outstanding NYSE Group common stock upon completion of the mergers.

The consummation of the transaction is subject to the receipt of approval by the members of the NYSE and Archipelago stockholders as well as certain government approvals, including the SEC and the Antitrust Division of the Department of Justice.

FIN-40

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

NEW YORK STOCK EXCHANGE, INC.,

ARCHIPELAGO HOLDINGS, INC.,

NYSE GROUP, INC.,

NYSE MERGER SUB LLC,

NYSE MERGER CORPORATION SUB, INC.

and

ARCHIPELAGO MERGER SUB, INC.

April 20, 2005

Amended and Restated as of July 20, 2005

i

ii

iii

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 20, 2005 (the “Execution Date”), is by and among New York Stock Exchange, Inc., a New York Type A not-for-profit corporation (“NYSE”), Archipelago Holdings, Inc., a Delaware corporation (“Archipelago”), NYSE Group, Inc., a Delaware corporation (“NYSE Group”), NYSE Merger Sub LLC, a New York limited liability company (“NYSE Merger Sub LLC”), NYSE Merger Corporation Sub, Inc., a Delaware corporation (“NYSE Merger Corporation Sub”), and Archipelago Merger Sub, Inc., a Delaware corporation (“Archipelago Merger Sub”).

RECITALS

WHEREAS, NYSE and Archipelago entered into that certain Agreement and Plan of Merger (the “Original Merger Agreement”), dated as of April 20, 2005 (the “Original Execution Date”), providing for the Mergers, pursuant to which (a) in the NYSE Corporation Merger, each membership interest in NYSE issued and outstanding immediately prior to the NYSE Corporation Merger Effective Time would be converted into one share of common stock of NYSE Merger Corporation Sub and $300,000 in cash, (b) in the NYSE LLC Merger, each share of common stock of NYSE Merger Corporation Sub issued and outstanding immediately prior to the Effective Time would be converted into the right to receive a number of shares of common stock of NYSE Group equal to the NYSE Exchange Ratio, and (c) in the Archipelago Merger, each share of common stock of Archipelago issued and outstanding immediately prior to the Effective Time would be converted into the right to receive one share of common stock of NYSE Group;

WHEREAS, concurrently with the execution of the Original Merger Agreement, as a condition and inducement to NYSE’s willingness to enter into the Original Merger Agreement, NYSE and certain beneficial owners of Archipelago Shares entered into the Support and Lock-Up Agreements, dated as of April 20, 2005 (the “Original Support and Lock-Up Agreements”), pursuant to which, among other things, such beneficial owners of Archipelago Shares agreed to (a) vote all Archipelago Shares beneficially owned by them in favor of the adoption of the Original Merger Agreement and the Archipelago Merger, (b) not to sell or otherwise transfer any Archipelago Shares beneficially owned by them prior to the termination of the applicable Support and Lock-Up Agreement in accordance with its terms, and (c) not to transfer or sell any shares of capital stock of NYSE Group that they receive in the Archipelago Merger for the period of time specified therein;

WHEREAS, in the Original Merger Agreement, NYSE and Archipelago agreed to form or cause the formation of NYSE Group, NYSE Merger Corporation Sub, NYSE Merger Sub LLC and Archipelago Merger Sub and to have such parties enter into an agreement to perform the transactions contemplated to be performed by such parties in the Original Merger Agreement;

WHEREAS, NYSE and Archipelago desire to amend and restate the Original Agreement in the form of this Agreement in order to, among other things: (a) provide the NYSE members with an opportunity to make the Cash Election or the Stock Election; and (b) cause NYSE Group, NYSE Merger Corporation Sub, NYSE Merger Sub LLC and Archipelago Merger Sub to become parties hereto;

WHEREAS, concurrently with the execution of this Agreement, the parties to the Original Support and Lock-Up Agreements executed Amended and Restated Support and Lock-Up Agreements, copies of which are attached hereto as Exhibits A, B and C (the “Support and Lock-Up Agreements”), in order to confirm that the beneficial owners of Archipelago Shares that are parties thereto shall vote all Archipelago Shares beneficially owned by them in favor of the adoption of this Agreement and the Archipelago Merger;

WHEREAS, the parties intend that (a) all references in this Agreement to “the date hereof” or “the date of this Agreement” shall refer to the Original Execution Date, (b) the date on which the representations and warranties set forth in Articles VI are made by the applicable party shall not change as a result of the execution of this Agreement and shall be made as of such dates as they were in the Original Merger Agreement, and (c) each reference to “this Agreement” or “herein” in the representations and warranties set forth in Articles VI shall refer to “the Original Merger Agreement”, in each of cases (a), (b) and (c), unless expressly indicated otherwise in this Agreement;

WHEREAS, it is intended that, for United States federal income tax purposes, each of the NYSE Mergers shall qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that the NYSE LLC Merger and the Archipelago Merger, taken together, qualify as a transaction described in Section 351 of the Code; and

WHEREAS, each of NYSE and Archipelago desires to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

Organization and Governance of NYSE Merger Corporation Sub, NYSE Group and Their

Subsidiaries Prior to the Mergers

1.1. Organization and Governance of NYSE Merger Corporation Sub and Its Subsidiaries.

(a) Prior to the NYSE Corporation Merger, (i) NYSE Merger Corporation Sub shall remain a wholly owned subsidiary of the NYSE; (ii) the certificate of incorporation and bylaws of NYSE Merger Corporation Sub shall be in such forms as determined by NYSE; and (iii) the directors and officers of NYSE Merger Corporation Sub shall be as designated and elected by NYSE.

(b) Prior to the Effective Time, NYSE Merger Corporation Sub may, in its discretion, organize a new corporation (“NYSE Market”) under the laws of the State of Delaware and as a wholly owned subsidiary of NYSE Merger Corporation Sub. The certificate of incorporation and bylaws of NYSE Market shall be in such forms as determined by NYSE Merger Corporation Sub (provided that Archipelago shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)), and the directors and officers of NYSE Market shall be as designated and elected by NYSE Merger Corporation Sub.

(c) Prior to the Effective Time, NYSE Merger Corporation may, in its discretion, cause the formation of a Type A not-for-profit corporation organized under the laws of the State of New York (“NYSE Regulation”). The certificate of incorporation and bylaws of NYSE Regulation shall be in such forms as determined by NYSE Merger Corporation Sub (provided that Archipelago shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)), and the directors and officers of NYSE Regulation shall be as designated and elected by NYSE Merger Corporation Sub.

1.2. Organization and Governance of NYSE Group and Its Subsidiaries.

(a) Prior to the Effective Time, (i) NYSE Group shall be jointly owned by NYSE and Archipelago; (ii) the certificate of incorporation and bylaws of NYSE Group shall be in such forms as determined by NYSE (provided that Archipelago shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)) and (iii) the directors and officers of NYSE Group shall consist of equal numbers of representatives of NYSE and Archipelago and shall be as designated and elected by NYSE and Archipelago. NYSE and Archipelago, as sole stockholders of NYSE Group, shall take all requisite action to cause the directors and officers of NYSE Group as of the Effective Time to be as provided in Article IV of this Agreement. Each such director and officer shall remain in office until his or her successors are duly designated in accordance with Article IV of this Agreement and the certificate of incorporation and bylaws of NYSE Group.

(b) Prior to and as of the Effective Time, NYSE Merger Sub LLC shall be a wholly owned subsidiary of NYSE Group. The certificate of formation and limited liability company agreement of NYSE Merger Sub LLC shall be in such forms as determined by NYSE (provided that Archipelago shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)); prior to the Effective Time, the managers of NYSE Merger Sub LLC shall consist of representatives of NYSE and shall be as designated by NYSE.

(c) Prior to the Effective Time, Archipelago Merger Sub shall be a wholly owned subsidiary of NYSE Group. The certificate of incorporation and bylaws of Archipelago Merger Sub shall be in such forms as determined by Archipelago (provided that NYSE shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)); prior to the Effective Time, the directors and officers of Archipelago Merger Sub shall consist of representatives of Archipelago and shall be as designated by Archipelago.

1.3. Authorization of Shares. NYSE Group, NYSE Merger Corporation Sub, NYSE Merger Sub LLC and Archipelago Merger Sub agree to take all such actions as to ensure that they have authorized sufficient shares of capital stock or limited liability company interests, as applicable, so as to effect the transactions contemplated by Article V of this Agreement.

ARTICLE II

The Mergers, NYSE Regulation Transfer, NYSE Market Contribution and SIAC Distribution

2.1. The Mergers. Upon the terms and subject to the conditions set forth in this Agreement:

(a) Prior to the Effective Time, NYSE shall merge with and into NYSE Merger Corporation Sub (the “NYSE Corporation Merger”), and the separate corporate existence of NYSE shall thereupon cease. NYSE Merger Corporation Sub shall be the surviving corporation in the NYSE Corporation Merger and shall continue its corporate existence under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises. NYSE shall have the right, in its discretion, to contribute all or a portion of its tangible assets to NYSE Market prior to the NYSE Corporation Merger.

(b) At the Effective Time, concurrently with the Archipelago Merger and after the completion of the NYSE Corporation Merger, NYSE Merger Corporation Sub shall merge with and into NYSE Merger Sub LLC (the “NYSE LLC Merger” and, together with the NYSE Corporation Merger, the “NYSE Mergers”), and the separate corporate existence of NYSE Merger Corporation Sub shall thereupon cease. NYSE Merger Sub LLC shall be the surviving entity in the NYSE LLC Merger (the “Surviving NYSE Entity”) and shall continue its existence under the laws of the State of New York, with all its rights, privileges, immunities, powers and franchises. After the NYSE Mergers, the Surviving NYSE Entity shall continue to be a wholly owned subsidiary of NYSE Group.

(c) At the Effective Time, concurrently with the NYSE LLC Merger, Archipelago Merger Sub shall merge with and into Archipelago (the “Archipelago Merger”), and the separate corporate existence of Archipelago Merger Sub shall thereupon cease. Archipelago shall be the surviving corporation in the Archipelago Merger (the “Surviving Archipelago Entity”) and shall continue its corporate existence under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises. As a result of the Archipelago Merger, the Surviving Archipelago Entity shall become a wholly owned subsidiary of NYSE Group.

(d) The NYSE Mergers and the Archipelago Merger are together referred to herein as the “Mergers”. The NYSE Corporation Merger shall have the effects specified in the New York Not-For-Profit Corporation Law, as amended (the “N-PCL”), and the Delaware General Corporation Law, as amended (the “DGCL”); the NYSE LLC Merger shall have the effects specified in the DGCL and the New York Limited Liability Company Act, as amended (the “NYLLCA”); and the Archipelago Merger shall have the effects specified in the DGCL.

2.2. Closing. Unless otherwise mutually agreed in writing between NYSE and Archipelago, the closing for the Mergers (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 11:59 p.m. on the last business day (the “Closing Date”) of the week in which the last to be fulfilled or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement, unless another time, date or place is agreed to in writing.

2.3. Effective Time.

(a) As soon as practicable following the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VIII, on the Closing Date, the parties shall file the Certificates of Merger with the Secretary of State of New York and the Secretary of State of the State of Delaware, as appropriate, in such form as is required by and executed and acknowledged in accordance with the relevant provisions of the N-PCL, NYLLCA and DGCL, as appropriate, and make all other filings or recordings required under the N-PCL, NYLLCA and DGCL, as appropriate.

(b) The Mergers shall become effective at (i) the date and time on which (A) in the case of the NYSE Corporation Merger, the certificate of merger relating to the NYSE Corporation Merger (the “NYSE Corporation Certificate of Merger”), (B) in the case of the NYSE LLC Merger, the certificate of merger relating to the NYSE LLC Corporation Merger (the “NYSE LLC Certificate of Merger”) and (C) in the case of the Archipelago Merger, the certificate of merger relating to the Archipelago Merger (the “Archipelago Certificate of Merger” and, together with the NYSE Corporation Certificate of Merger and the NYSE LLC Certificate of Merger, the “Certificates of Merger”) are duly filed with the Secretary of State of New York and the Secretary of State of Delaware, in each case as required to effect such merger, or (ii) such subsequent time as NYSE and Archipelago shall agree and as shall be specified in the Certificates of Merger; provided that the NYSE LLC Certificate of Merger and the Archipelago Certificate of Merger shall be filed requesting the same effective time (such time that the NYSE LLC Merger and the Archipelago Merger shall become effective being the “Effective Time”). The time that the NYSE Corporation Merger shall become effective shall be referred to as the “NYSE Corporation Merger Effective Time”.

2.4. NYSE Regulation Transfer.

(a) Immediately after the Effective Time, the Surviving NYSE Entity may, in its discretion, transfer, convey and deliver to NYSE Regulation all of the Surviving NYSE Entity’s right, title and interest in, to and under the NYSE Regulation Assets, and simultaneously therewith, NYSE Regulation shall assume and agree faithfully to perform and discharge in due course in full all of the NYSE Regulation Liabilities in accordance with their respective terms (together, the “NYSE Regulation Transfer”). The time that the NYSE Regulation Transfer shall become effective shall be referred to as the “NYSE Regulation Transfer Effective Time”.

“NYSE Regulation Assets” means all assets, properties, rights, Contracts and claims, wherever located, whether tangible or intangible, real, personal or mixed, in each case primarily relating to the NYSE Regulation Activities, other than the NYSE’s registration as a national securities exchange; provided, however, that, prior to the Effective Time, NYSE may amend this definition of “NYSE Regulation Assets” if in NYSE’s good-faith opinion such amendment is necessary or desirable (provided, further, that Archipelago shall have provided its consent to any such amendment, which consent shall not be unreasonably withheld or delayed and subject to Section 7.5(a)).

“NYSE Regulation Activities” means the activity and role of monitoring and regulating the activities of NYSE’s members, member firms and listed companies, as well enforcing compliance with NYSE’s rules and federal securities laws, including the divisions of Market Surveillance, Member Firm Regulation, Enforcement, Listed Company Compliance, Risk Assessment Unit and Arbitration, in each case, as conducted by the Surviving NYSE Entity immediately prior to the NYSE Regulation Transfer; provided, however, that “NYSE Regulation Activities” shall not include the Hearing Board or the divisions of Regulatory Quality Review or Corporate Audit (all of which shall be retained by the Surviving NYSE Entity or transferred to NYSE Group).

“NYSE Regulation Liabilities” means all obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether or not due or to become due or asserted or unasserted), in each case primarily relating to the NYSE Regulation Activities; provided, however, that, prior to the Effective Time, NYSE may amend this definition of “NYSE Regulation Liabilities” if in NYSE’s good-faith opinion such amendment is necessary or desirable (provided, further, that Archipelago shall have provided its consent to any such amendment, which consent shall not be unreasonably withheld or delayed and subject to Section 7.5(a)).

(b) If the Surviving NYSE Entity shall have elected to effect the NYSE Regulation Transfer, to the extent that any transfer, conveyance, delivery or assumption referred to in Section 2.4 shall not have been consummated at or prior to the NYSE Regulation Transfer Effective Time, the Surviving NYSE Entity shall use commercially reasonable efforts and cooperate to effect such contribution, assignment, transfer, conveyance, delivery or assumption as promptly as commercially practicable following the NYSE Regulation Transfer Effective Time (including by seeking to obtain any necessary consents, approvals or waivers for, and to resolve any impediments to, the contribution, assignment, transfer, conveyance or delivery of such NYSE Regulation Assets or assumption of such NYSE Regulation Liabilities contemplated to be contributed, assigned, transferred, conveyed, delivered or assumed pursuant to this Section 2.4).

(c) If the Surviving NYSE Entity shall have elected to effect the NYSE Regulation Transfer, NYSE and/or one or more of its Affiliates will enter into a support agreement with NYSE Regulation, pursuant to which NYSE and/or one or more of its Affiliates, on the one hand, and NYSE Regulation, on the other hand, shall reimburse each other at cost for services rendered under such support agreement, on terms and subject to the conditions set forth therein.

2.5. The NYSE Market Contribution.

(a) Immediately after the Effective Time, the Surviving NYSE Entity may, in its discretion, contribute, assign, transfer, convey and deliver to NYSE Market all of the Surviving NYSE Entity’s right, title and interest in, to and under the NYSE Market Assets, and simultaneously therewith and in consideration therefor, NYSE Market shall assume and agree faithfully to perform and discharge in due course in full all of the NYSE Market Liabilities in accordance with their respective terms (together, the “NYSE Market Contribution”). The time that the NYSE Market Contribution shall become effective shall be referred to as the “NYSE Market Contribution Effective Time”. Notwithstanding the foregoing, prior to the NYSE Merger Corporation Effective Time, NYSE may, in its discretion, contribute all or a portion of NYSE’s right, title and interest in, to and under the NYSE Market Assets and NYSE Market Liabilities to NYSE Market (it being understood that NYSE Market shall be a wholly owned Subsidiary of NYSE Group as of immediately after the Mergers).

“NYSE Market Assets” means all assets, properties, rights, Contracts and claims, wherever located, whether tangible or intangible, real, personal or mixed (other than the NYSE Regulation Assets), but shall not include the Hearing Board, the division of Regulatory Quality Review or Corporate Audit or the NYSE’s registration as a national securities exchange (all of which shall be retained by the Surviving NYSE Entity or transferred to NYSE Group); provided, however, that, prior to the Effective Time, NYSE may amend this definition of “NYSE Market Assets” if in NYSE’s good-faith opinion such amendment is necessary or desirable (provided, further, that Archipelago shall have provided its consent to any such amendment, which consent shall not be unreasonably withheld or delayed and subject to Section 7.5(a)).

“NYSE Market Liabilities” means all obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether or not due or to become due or asserted or unasserted), arising from, relating to or in connection with the NYSE Market Assets; provided, however, that, prior to the Effective Time, NYSE may amend this definition of “NYSE Market Liabilities” if in NYSE’s good-faith opinion such amendment is necessary or desirable (provided, further, that Archipelago shall have provided its consent to any such amendment, which consent shall not be unreasonably withheld or delayed and subject to Section 7.5(a)).

(b) Nothing herein shall be deemed to require the contribution, assignment, transfer, conveyance or delivery of any NYSE Regulation Assets or the NYSE Market Assets or the assumption of any NYSE Regulation Liabilities or any NYSE Market Liabilities that by their terms or by operation of law cannot be contributed, assigned, transferred, conveyed, delivered or assumed, or if such contribution, assignment, transfer, conveyance, delivery or assumption would result in a breach of any Contract to which the Surviving NYSE Entity or any of its Subsidiaries is a party.

(c) If the Surviving NYSE Entity shall have elected to effect the NYSE Market Contribution, to the extent that any contribution, assignment, transfer, conveyance, delivery or assumption referred to in Section 2.5(a) shall not have been consummated at or prior to the NYSE Market Contribution Effective Time, the Surviving NYSE Entity shall use commercially reasonable efforts and cooperate to effect such contribution, assignment, transfer, conveyance, delivery or assumption as promptly as commercially practicable following the NYSE Market Contribution Effective Time (including by seeking to obtain any necessary consents, approvals or waivers for, and to resolve any impediments to, the contribution, assignment, transfer, conveyance or delivery of such NYSE Market Assets or assumption of such NYSE Market Liabilities contemplated to be contributed, assigned, transferred, conveyed, delivered or assumed pursuant to this Section 2.5).

2.6. The SIAC Distribution. Immediately after the Effective Time, the Surviving NYSE Entity may, in its discretion, distribute to NYSE Group all of the Surviving NYSE Entity’s right, title and interest in, to and under the equity interests held by the Surviving NYSE Entity in the Securities Industries Automation Corporation (“SIAC” and such distribution, the “SIAC Distribution”).

2.7. Acknowledgements.

(a) The parties hereto hereby agree and acknowledge that (i) NYSE may restructure the NYSE Mergers; provided that such restructuring shall not have an adverse impact on Archipelago or its stockholders and (ii) Archipelago may restructure the Archipelago Merger; provided that such restructuring shall not have an adverse impact on NYSE or its Members.

(b) The parties hereto hereby agree and acknowledge that none of the NYSE Regulation Transfer, the NYSE Market Contribution or the SIAC Distribution shall be deemed to be an integral part of the transactions contemplated by this Agreement and any inability to consummate the NYSE Regulation Transfer, the NYSE Market Contribution or the SIAC Distribution shall not give rise to a right, on either the part of any party hereto, to terminate this Agreement or to decline to consummate the Mergers, nor shall it be considered in determining whether there has been, or is reasonably expected to be, a NYSE Material Adverse Effect or an Archipelago Material Adverse Effect.

ARTICLE III

Governing Documents at the Effective Time

3.1. The Certificates of Incorporation and the Certificate of Formation.

(a) Certificate of Incorporation of NYSE Group. Subject to any required approval of the United States Securities and Exchange Commission (the “SEC”), NYSE and Archipelago shall take, and shall cause NYSE Group to take, all requisite action to cause the Certificate of Incorporation of NYSE Group in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (provided that Archipelago shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)).

(b) Certificate of Formation of the Surviving NYSE Entity. Subject to any required approval of the SEC, NYSE and Archipelago shall take, and shall cause NYSE Merger Sub LLC to take, all requisite action to cause the Certificate of Formation of the Surviving NYSE Entity in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (provided that Archipelago shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)). The parties intend that the name of the Surviving NYSE Entity shall be “New York Stock Exchange LLC.”

(c) Certificate of Incorporation of the Surviving Archipelago Entity. Subject to any required approval of the SEC, NYSE and Archipelago shall take all requisite action to cause the Certificate of Incorporation of the Surviving Archipelago Entity in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (provided that Archipelago shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)) (the “New Archipelago Charter”).

(d) Certificate of Incorporation of NYSE Regulation. Subject to any required approval of the SEC, NYSE and Archipelago shall (to the extent within their control) take, and shall cause NYSE Regulation to take, all requisite action to cause the Certificate of Incorporation of NYSE Regulation in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (provided that Archipelago shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)).

(e) Certificate of Incorporation of NYSE Market. Subject to any required approval of the SEC, NYSE and Archipelago shall take, and shall cause NYSE Market to take, all requisite action to cause the Certificate of Incorporation of NYSE Market in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (provided that Archipelago shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)).

3.2. The Bylaws and Limited Liability Company Agreement.

(a) Bylaws of NYSE Group. Subject to any required approval of the SEC, NYSE and Archipelago shall take, and shall cause NYSE Group to take, all requisite action to cause the Bylaws of NYSE Group in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (provided that Archipelago shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)).

(b) Limited Liability Company Agreement of the Surviving NYSE Entity. Subject to any required approval of the SEC, NYSE and Archipelago shall take, and shall cause NYSE Group to take, all requisite action to cause the Limited Liability Company Agreement of the Surviving NYSE Entity in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (provided that Archipelago shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)) (the “New NYSE Operating Agreement”).

(c) Bylaws of the Surviving Archipelago Entity. Subject to any required approval of the SEC, Archipelago shall take all requisite action to cause the bylaws of the Surviving Archipelago Entity in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (provided that Archipelago shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)).

(d) Bylaws of NYSE Regulation. Subject to any required approval of the SEC, NYSE and Archipelago shall take, and shall cause NYSE Regulation to take, all requisite action to cause the bylaws of NYSE Regulation in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (provided that Archipelago shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)).

(e) Bylaws of NYSE Market. Subject to any required approval of the SEC, NYSE and Archipelago shall take, and shall cause NYSE Market to take, all requisite action to cause the bylaws of NYSE Market in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (provided that Archipelago shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)).

ARTICLE IV

Officers and Directors at the Effective Time

4.1. Board of Directors of NYSE Group at the Effective Time.

(a) Composition. At the Effective Time, the Board of Directors of NYSE Group will consist of fourteen (14) members, three (3) of whom shall be designated by Archipelago at least 10 business days prior to the mailing of the Joint Proxy Statement/Prospectus and agreed upon by NYSE, and the remainder of whom shall be the directors of NYSE immediately prior to the Effective Time. If there are fewer than eleven (11) directors of NYSE immediately prior to the Effective Time, then NYSE may, in its discretion, designate the remaining members of the Board of Directors of NYSE Group that otherwise would not be filled pursuant to the foregoing sentence. Each of the members of the Board of Directors of NYSE Group, other than the Chief Executive Officer of NYSE, must satisfy NYSE’s director independence policy in effect as of immediately prior to the Effective Time.

(b) Certain Members of the Board of Directors. The Chief Executive Officer of NYSE as of immediately prior to the NYSE Corporation Merger will be a member of the Board of Directors of NYSE Group.

4.2. Officers of NYSE Group at the Effective Time. The Chief Executive Officer of NYSE immediately prior to the Effective Time shall be the Chief Executive Officer of NYSE Group immediately after the Effective Time.

4.3. Officers and Directors of the Surviving NYSE Entity and the Surviving Archipelago Entity. The officers and directors of the Surviving NYSE Entity immediately after the Effective Time shall be determined by NYSE after the date hereof. The officers and directors of the Surviving Archipelago Entity immediately after the Effective Time shall be the officers and directors of Archipelago Merger Sub immediately prior to the Effective Time.

4.4. Officers and Directors of NYSE Regulation. Subject to Section 2.4(a), the directors of NYSE Regulation immediately after the Effective Time shall be determined by NYSE after the date hereof. Such directors of NYSE Regulation shall determine the officers of NYSE Regulation after the Effective Time.

4.5. Officers and Directors of NYSE Market. The officers and directors of NYSE Market immediately after the Effective Time shall be determined by NYSE after the date hereof.

ARTICLE V

Effect of the Mergers on Membership Interests and Capital Stock

5.1. Effect on Membership Interests. As a result of the NYSE Mergers and without any action on the part of the holder of any membership interest or capital stock of NYSE, NYSE Merger Corporation Sub or NYSE Merger Sub LLC:

(a) Conversion of NYSE Membership Interests.

(i) At the NYSE Corporation Merger Effective Time, each regular membership interest of NYSE (each, a “NYSE Membership Interest” and, collectively, the “NYSE Membership Interests”) issued and outstanding immediately prior to the NYSE Corporation Merger Effective Time shall automatically be converted, at the election of the holder thereof, in accordance with the procedures set forth in Section 5.3, into:

(A) for each NYSE Membership Interest with respect to which the Standard Election is made and not revoked pursuant to Section 5.3 (or deemed to have been made pursuant to Section 5.3), a number of fully paid and nonassessable shares of common stock, par value $0.01 per share, of NYSE Merger Corporation Sub (each, a “NYSE Merger Corporation Sub Share”) equal to the NYSE Exchange Ratio and (ii) an amount of cash equal to $300,000;

“NYSE Exchange Ratio” means a number equal to the quotient obtained by dividing the Total Member Share Count by the aggregate number of NYSE Membership Interests as of the Determination Date.

“Total Member Share Count” means a number equal to the difference obtained by subtracting (i) the Grant Number from (ii) the Total NYSE Share Count.

“Total NYSE Share Count” means a number equal to the product obtained by multiplying the Archipelago Fully-Diluted Share Amount by 2 1/3.

“Archipelago Fully-Diluted Share Amount” means a number equal to the sum of: (i) the aggregate number of Archipelago Shares issued and outstanding as of the Determination Date, plus (ii) the aggregate number of Archipelago Shares that would be deemed outstanding for purposes of calculating earnings per share under the treasury stock method described in paragraphs 17-19 of FAS-128 as a result of outstanding Archipelago Options outstanding as of the Determination Date (provided, however, that, in applying the treasury stock method, (A) the average market price during the relevant period described in Paragraph 17.b. of FAS-128 shall be the Archipelago Post-Announcement Price, and (B) all issued and outstanding Archipelago Options, whether vested or unvested, shall be deemed to be vested as of the Determination Date), plus (iii) the aggregate number of Archipelago Shares underlying all Archipelago Awards as of the Determination Date, whether vested or unvested, minus (iv) the aggregate number of Archipelago Shares held by any wholly owned subsidiary of Archipelago as of the Determination Date.

“Determination Date” means the date that is 10 business days prior to the expected mailing date of the Joint Proxy Statement/Prospectus, as agreed by NYSE and Archipelago; provided, however, that NYSE shall have no obligation to agree to any such date unless all of the consideration to be paid or issued in connection with the PCX Transaction has been paid or issued or, if applicable, the PCX Merger Agreement has been terminated.

“Archipelago Post-Announcement Price” means the quotient obtained by dividing (i) the aggregate of the Daily Value of Trades for each day during the period of ten (10) consecutive trading days immediately following the date hereof by (ii) the aggregate volume of Archipelago Shares used to calculate such Daily Value of Trades; provided, however, that the Archipelago Post-Announcement Price shall not be greater than 150% of the closing price of an Archipelago Share on the Pacific Exchange, Inc. (the “PCX”) on April 19, 2005, as reported by Bloomberg L.P. or other reputable third-party information source selected by NYSE and Archipelago (the “Reference Source”).

“Daily Value of Trades” means, in respect of Archipelago Shares on any trading day, the product of (i) the volume weighted average price of Archipelago Shares on the Archipelago Exchange on such date and (ii) the aggregate volume of Archipelago Shares traded on the Archipelago Exchange on such date, in each case, as reported by the Reference Source.

(B) for each NYSE Membership Interest with respect to which a Cash Election has been made and not revoked or lost pursuant to Section 5.3, either (1) if the Unprorated Aggregate Cash Consideration is equal to or less than $409,800,000, an amount of cash equal to the Default Cash Election Amount, or (2) if the Unprorated Aggregate Cash Consideration is greater than $409,800,000, (i) an amount of cash equal to the sum of $300,000 and the Cash Oversubscription Amount and (ii) a number of fully paid and nonassessable NYSE Merger Corporation Sub Shares equal to the difference between (x) the NYSE Exchange Ratio and (y) the quotient obtained by dividing the Cash Oversubscription Amount by the Archipelago Pre-Closing Price;

“Unprorated Aggregate Cash Consideration” shall mean the sum of (i) the Number of Standard Elections multiplied by $300,000 and (ii) the Number of Cash Elections multiplied by the Default Cash Election Amount.

“Default Cash Election Amount” shall mean an amount of cash equal to the sum of (i) $300,000 and (ii) the product of the NYSE Exchange Ratio and the Archipelago Pre-Closing Price.

“Cash Oversubscription Amount” means the product of $300,000 and a fraction, the numerator of which is the Number of Stock Elections and the denominator of which is the Number of Cash Elections.

“Archipelago Pre-Closing Price” shall mean the quotient obtained by dividing (i) the aggregate of the Daily Value of Trades for each day during the period of ten (10) consecutive trading days ending on the trading day immediately prior to the Closing Date by (ii) the aggregate volume of Archipelago Shares used to calculate such Daily Value of Trades.

“Number of Standard Elections” shall mean the aggregate number of Standard Elections that is made and not revoked pursuant to Section 5.3 (or deemed to have been made pursuant to Section 5.3).

“Number of Cash Elections” shall mean the aggregate number of NYSE Membership Interests for which the Cash Election has been made and not been revoked or lost pursuant to Section 5.3.

“Number of Stock Elections” shall mean the aggregate number of NYSE Membership Interests for which the Stock Election has been made and not been revoked or lost pursuant to Section 5.3.

(C) for each NYSE Membership Interest with respect to which a Stock Election has been made and not revoked or lost pursuant to Section 5.3, either (1) if the Unprorated Aggregate Cash Consideration is equal to or greater than $409,800,000, a number of fully paid and nonassessable NYSE Merger Corporation Sub Shares equal to the Default Stock Election Amount, or (2) if the Unprorated Aggregate Cash Consideration is less than $409,800,000, (i) a number of fully paid and nonassessable NYSE Merger Corporation Sub Shares equal to the sum of (x) Default Stock Election Amount and (y) the Stock Oversubscription Amount; and (ii) an amount of cash equal to the difference between (x) $300,000 and (y) the product of the Stock Oversubscription Amount and the Archipelago Pre-Closing Price.

“Default Stock Election Amount” shall mean the sum of (i) the NYSE Exchange Ratio and (ii) an amount equal to the quotient obtained by dividing $300,000 by the Archipelago Pre-Closing Price.

“Stock Oversubscription Amount” shall mean the product of the Default Stock Election Amount and a fraction, the numerator of which is the Number of Cash Elections and the denominator of which is the Number of Stock Elections.

(ii) From and after the NYSE Corporation Merger Effective Time, no NYSE Membership Interests shall remain outstanding and all NYSE Membership Interests shall be cancelled and retired and shall cease to exist. Each entry in the members records of NYSE formerly representing NYSE Membership Interests shall thereafter represent only NYSE Merger Corporation Sub Shares and/or cash as set forth in Section 5.1(a)(i).

(iii) Subject to Section 5.3(g), at the Effective Time, each NYSE Merger Corporation Sub Share issued pursuant to Section 5.1(a)(i) and outstanding immediately prior to the Effective Time shall be converted into the right to receive one fully paid and nonassessable share of NYSE Group Common Stock (the total shares of NYSE Group Common Stock into which a NYSE Merger Corporation Sub Share is converted, the “NYSE Merger Consideration”).

(iv) From and after the Effective Time, no NYSE Merger Corporation Sub Share shall remain outstanding and all NYSE Merger Corporation Sub Shares shall be cancelled and retired and shall cease to exist. Each entry in the records of NYSE Merger Corporation Sub formerly representing

NYSE Merger Corporation Sub Shares (the “Book Entry NYSE Corporation Sub Shares”) shall thereafter represent only the right to receive the NYSE Merger Consideration and the right, if any, to receive pursuant to Section 5.3(g) cash in lieu of fractional shares into which such shares of NYSE Merger Corporation Sub Stock have been converted pursuant to this Section 5.1(a) and any distribution or dividend pursuant to Section 5.1.

(v) Each share of NYSE Group Common Stock issued in the NYSE LLC Merger shall be restricted such that none of such shares of NYSE Group Common Stock may be Transferred during the Lock-Up Period; provided, however, that, upon the death of the holder of a share of NYSE Group Common Stock, the shares of NYSE Group Common Stock held by such holder shall not be subject to this restriction on Transfer. The Certificate of Incorporation of NYSE Group will contain provisions providing for the restrictions set forth in this Section 5.1(a)(v). The certificates for the shares of NYSE Group Common Stock issued in the NYSE LLC Merger will include a legend stating such restrictions set forth in the Certificate of Incorporation of NYSE Group. Such legend will also be placed on any certificate representing securities issued subsequent to the original issuance of the shares of NYSE Group Common Stock issued in the NYSE LLC Merger and in respect thereof as a result of any stock dividend, stock split or other recapitalization. Such legends will be removed from the certificates representing such shares of NYSE Group Common Stock when, and to the extent that, such Transfer restrictions set forth in the Certificate of Incorporation of NYSE Group are no longer applicable to the shares of NYSE Group Common Stock represented by such certificates. Upon removal of the Transfer restrictions described in this Section 5.1(a)(v) on any shares of NYSE Group Common Stock issued in the NYSE LLC Merger or issued in a subsequent issuance in respect thereof as a result of any stock dividend, stock split or other recapitalization, any sale of such shares by the holders of such shares shall be executed through a broker, and in the manner, designated by the Board of Directors of NYSE Group, as provided in the Certificate of Incorporation of NYSE Group.

“Lock-Up Period” means the period commencing on the Closing Date and ending on (A) with respect to one-third of the shares of NYSE Group Common Stock issued in the NYSE LLC Merger, the first anniversary of the Closing Date; (B) with respect to another one-third of the shares of NYSE Group Common Stock issued in the NYSE LLC Merger, the second anniversary of the Closing Date; and (C) with respect to the remaining one-third of the shares of NYSE Group Common Stock issued in the NYSE LLC Merger, the third anniversary of the Closing Date; provided, however, that in all cases, the Board of Directors of NYSE Group has the right, within its discretion and from time to time, to shorten the Lock-Up Period with respect to all or a portion of the shares of NYSE Group Common Stock subject to the restrictions on Transfer described in this Section 5.1(a)(v).

“Transfer” means, with respect to any share of NYSE Group Common Stock, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation or other disposition of such share and any agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing; provided, however, that, prior to the Effective Time, NYSE may amend this definition of “Transfer” if in NYSE’s good-faith opinion such amendment is necessary or desirable so long as NYSE offers to the parties of each Support and Lock-Up Agreement the opportunity to similarly amend the definition of “Transfer” in their respective Support and Lock-Up Agreements.

(b) NYSE Merger Sub LLC. Following the Effective Time, each limited liability company interest of NYSE Merger Sub LLC issued and outstanding immediately prior to the Effective Time shall remain outstanding and NYSE Merger Sub LLC shall remain a wholly owned Subsidiary of NYSE Group.

(c) Dissenter’s Rights. No appraisal rights shall be available to holders of NYSE Membership Interests in connection with the NYSE Corporation Merger. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of NYSE Merger Corporation Sub Shares in connection with the NYSE LLC Merger.

(d) Maximum Aggregate Consideration. For the avoidance of doubt, the aggregate amount of cash paid (not including any cash paid pursuant to Section 5.3(g)(ii)), and the aggregate number of shares of NYSE

Group Common Stock issued, to all of the holders of NYSE Membership Interests pursuant to Section 5.1(a) shall not exceed the aggregate amount of cash that would have been paid, and the aggregate number of shares of NYSE Group Common Stock would have been issued, to all of the holders of NYSE Membership Interests had the Standard Election been made with respect to each NYSE Membership Interest.

5.2. Effect on Archipelago Common Stock. As of the Effective Time, as a result of the Archipelago Merger and without action on the part of the holder of any capital stock of Archipelago or Archipelago Merger Sub:

(a) Conversion of Archipelago Shares. Each share of Common Stock, par value $0.01 per share, of Archipelago (an “Archipelago Share” or, collectively, the “Archipelago Shares”) issued and outstanding immediately prior to the Effective Time (other than Excluded Archipelago Shares) shall be converted into the right to receive one (such number, the “Archipelago Exchange Ratio”) fully paid and nonassessable share of NYSE Group Common Stock (the total shares of NYSE Group Common Stock into which an Archipelago Share is converted, the “Archipelago Merger Consideration” and, together with the NYSE Merger Consideration, the “Merger Consideration”).

“Excluded Archipelago Shares” means Archipelago Shares owned by Archipelago or NYSE and in each case not held on behalf of third parties.

At the Effective Time, no Archipelago Shares shall remain outstanding and all Archipelago Shares shall be cancelled and retired and shall cease to exist, and each certificate (an “Archipelago Certificate”) formerly representing any of such Archipelago Shares (other than Excluded Archipelago Shares) and each entry in the stockholder records of Archipelago formerly representing such uncertificated Archipelago Shares (other than Excluded Shares) (the “Book Entry Archipelago Shares”) shall thereafter represent only the right to receive the Archipelago Merger Consideration. The Archipelago Certificates are referred to herein as the “Certificates”, and the Book Entry NYSE Corporation Sub Shares and Book Entry Archipelago Shares are together referred to herein as the “Book Entry Interests”.

(b) Cancellation of Excluded Archipelago Shares. Each Excluded Archipelago Share shall, by virtue of the Archipelago Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

(c) Archipelago Merger Sub. At the Effective Time, each Archipelago Merger Sub Share issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Archipelago Entity, and the Surviving Archipelago Entity shall be a wholly owned subsidiary of NYSE Group.

(d) Dissenter’s Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Archipelago Shares in connection with the Archipelago Merger.

(e) Archipelago Options; Archipelago Awards.

(i) Treatment of Archipelago Options. At the Effective Time, each outstanding option to purchase Archipelago Shares (an “Archipelago Option”) under the Archipelago Stock Plans, whether vested or unvested, shall be converted into an option to acquire a number of shares of NYSE Group Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of Archipelago Shares subject to the Archipelago Option immediately prior to the Effective Time and (y) the Archipelago Exchange Ratio, at an exercise price per share (rounded to the nearest whole cent) equal to (A) the exercise price per Archipelago Share of such Archipelago Option immediately prior to the Effective Time divided by (B) the Archipelago Exchange Ratio; provided, however, that the exercise price and the number of shares of NYSE Group Common Stock purchasable pursuant to the Archipelago Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Archipelago Option to which Section 422 of the Code applies, the exercise price and the number of shares of NYSE Group Company Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Archipelago Option shall continue to be governed by the same terms and conditions as were applicable under such Archipelago Option immediately prior to the Effective Time.

“Archipelago Stock Plans” means (i) Archipelago Holdings, L.L.C. 2000 Long-Term Incentive Plan, (ii) Archipelago Holdings, L.L.C. 2003 Long-Term Incentive Plan and (iii) Archipelago Holdings 2004 Stock Incentive Plan.

(ii) Archipelago Awards. At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Archipelago Shares or benefits measured by the value of Archipelago Shares, and each award of any kind consisting of Archipelago Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Archipelago Stock Plans and any other Archipelago Benefit Plans, other than Archipelago Options (the “Archipelago Awards”), shall be deemed to be converted into the right to acquire or receive benefits measured by the value of (as the case may be) the number of shares of NYSE Group Common Stock equal to the product (rounded to the nearest whole number) of (x) the number of Archipelago Shares subject to such Archipelago Award immediately prior to the Effective Time and (y) the Archipelago Exchange Ratio. Except as specifically provided above, following the Effective Time, each such right shall otherwise be subject to the same terms and conditions as were applicable to the rights under the relevant Archipelago Stock Plan or other Archipelago Benefit Plans immediately prior to the Effective Time.

(iii) Registration. If registration of any interests in the Archipelago Stock Plans or other Archipelago Benefit Plans or the shares of NYSE Group Common Stock issuable thereunder is required under the United States Securities Act of 1933, as amended (the “Securities Act”), NYSE Group shall file with the SEC within 5 business days after the Effective Time a registration statement on Form S-3 or Form S-8, as the case may be (or any successor form), or another appropriate form with respect to such interests or NYSE Group Common Stock, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Archipelago Stock Plans or other Archipelago Benefit Plans, as applicable, remain in effect and such registration of interests therein or the shares of NYSE Group Common Stock issuable thereunder (and compliance with any such state laws) continues to be required. As soon as practicable after the registration of such interests or shares, as applicable, NYSE Group shall deliver to the holders of Archipelago Options and Archipelago Awards appropriate notices setting forth such holders’ rights pursuant to the respective Archipelago Stock Plans and agreements evidencing the grants of such Archipelago Options and Archipelago Awards, and stating that such Archipelago Options and Archipelago Awards and agreements have been assumed by NYSE Group and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 5.2(e) after giving effect to the Mergers and the terms of the Archipelago Stock Plans).

(iv) Archipelago Corporate Actions. At or prior to the Effective Time, Archipelago, the Archipelago Board of Directors and the Archipelago Compensation Committee, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Sections 5.2(e)(i) and 5.2(e)(ii). NYSE Group shall take all actions which are necessary for the assumption of the Archipelago Options and Archipelago Awards pursuant to Sections 5.2(e)(i) and 5.2(e)(ii) including the reservation, issuance (subject to Section 5.2(e)(iii)) and listing of NYSE Group Common Stock as necessary to effect the transactions contemplated by this Section 5.2(e).

5.3. Delivery of Merger Consideration.

(a) Exchange Agent. Prior to the Effective Time, NYSE and Archipelago shall mutually appoint a commercial bank or trust company, or a subsidiary thereof, to act as paying and exchange agent hereunder (the “Exchange Agent”). On or prior to the NYSE Corporation Merger Effective Time, (i) NYSE shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of holders of record of NYSE Membership Interests as of immediately prior to the NYSE Corporation Merger Effective Time, an amount of cash sufficient to pay the aggregate cash portion of the NYSE Merger Consideration, (ii) NYSE and Archipelago shall cause NYSE Group to deposit with the Exchange Agent, for the benefit of the holders of shares of NYSE Merger Corporation Sub Stock and Archipelago Shares, (A) certificates representing the shares of NYSE Group Common Stock, as applicable, issuable pursuant to Sections 5.1(a) and 5.2(a) in exchange for outstanding shares of NYSE Merger Corporation Sub Stock and Archipelago Shares, as applicable, and (B) any cash to be paid pursuant to Sections 5.3(g) in respect of any cash in lieu of fractional shares in exchange for outstanding NYSE Membership Interests and Archipelago Shares upon due surrender of Certificates (or affidavits of loss in lieu thereof) or delivery to the Exchange Agent of instructions for use in effecting the transfer and cancellation of Book Entry Interests in exchange for the applicable Merger Consideration pursuant to the provisions of Articles V and IV (such cash and certificates for shares of NYSE Group Common Stock being hereinafter referred to as the “Exchange Fund”).

(b) Election Procedures. Each Member shall have the right, subject to the limitations set forth in this Section 5.3(b), to submit an election (each, an “Election”) in accordance with the following procedures:

(i) Each Member may specify in a request made in accordance with the provisions of this Section 5.3(b) whether such Member elects to receive with respect to his or her NYSE Membership Interest either (A) the consideration set forth in Section 5.1(a)(i)(A) (such Election, the “Standard Election”), (B) the consideration set forth in Section 5.1(a)(i)(B) (such Election, the “Cash Election”), or (C) the consideration set forth in Section 5.1(a)(i)(C) (such Election, the “Stock Election”).

(ii) Any Member who does not make an Election in accordance with the provisions of this Section 5.3(b), or whose Election is not received by the Exchange Agent prior to the Election Deadline in the manner provided in Section 5.3(b)(iv), will be deemed to have made the Standard Election.

(iii) NYSE or NYSE Group shall cause appropriate form of election and transmittal materials (provided that Archipelago shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed) (the “NYSE Transmittal Letter”) to be provided by the Exchange Agent to Members advising such Members of the procedure for exercising their right to make the Election and for providing instructions to the Exchange Agent to effect the transfer and cancellation of Book Entry Interests in exchange for the NYSE Merger Consideration.

(iv) Any Election set forth in Section 5.3(b)(i) shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, a NYSE Transmittal Letter properly completed and signed indicating such Election.

“Election Deadline” means such time as selected by the NYSE in its discretion as set forth in the NYSE Transmittal Letter.

(v) Any Member may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised NYSE Transmittal Letter. If NYSE shall determine in its reasonable discretion that any Election is not properly made with respect to any NYSE Membership Interest (it being understood that no party hereto nor the Exchange Agent being under any duty to notify any Member of any such defect), such Election shall be deemed to be not in effect.

(vi) Any Member may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by NYSE that this Agreement has been terminated in accordance with Article IX.

(vii) NYSE, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the NYSE Letter of Transmittal and compliance by any Member with the Election procedures set forth herein, and (ii) the manner and extent to which Elections are to be take into account in making the determinations prescribed in Section 5.1(a).

(c) Archipelago Transmittal Letter. Archipelago and NYSE Group shall cause appropriate transmittal materials, in such form as reasonably agreed upon by NYSE and Archipelago (the “Archipelago Transmittal Letter”), to be provided by the Exchange Agent to holders of record of Archipelago Shares as soon as practicable after the Effective Time advising such holders of the effectiveness of the Mergers and the procedure for surrendering the Certificates to the Exchange Agent or providing instructions to the Exchange Agent to effect the transfer and cancellation of Book Entry Interests in exchange for the Merger Consideration.

(d) After the Effective time, and upon the surrender of a Certificate to the Exchange Agent or delivery to the Exchange Agent of instructions authorizing transfer and cancellation of Book Entry Interests in accordance with the terms of the NYSE Transmittal Letter or the Archipelago Transmittal Letter, as appropriate, the holder of such Certificate or of any Book Entry Interests shall be entitled to receive in exchange therefor (i) a certificate representing that number of whole shares of NYSE Group Common Stock in respect of the aggregate Merger Consideration that such holder is entitled to receive pursuant to Sections 5.1(a) and/or 5.2(a) (after taking into account all NYSE Membership Interests and Archipelago Shares then held by such holder), and (ii) a check in the amount (after giving effect to any required Tax withholdings) equal to the sum of (x) any cash in lieu of fractional shares and (y) in the case of NYSE Membership Interests, any cash in respect of the NYSE Merger Consideration, and the Certificates so surrendered or the Book Entry Interests which are the subject of such authorization shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or such transfer and cancellation of any Book Entry Interests. In the event of a transfer of ownership of NYSE Membership Interests that is not registered in the transfer records of NYSE or a transfer of ownership of Archipelago Shares that is not registered in the transfer records of Archipelago, a certificate representing the proper number of shares of NYSE Group Common Stock, together with a check for any cash to be paid upon due surrender of the Certificate, may be issued and/or paid to such a transferee if the Certificate formerly representing such Archipelago Shares is presented to the Exchange Agent or if written instructions authorizing the transfer of any Book Entry Interests are presented to the Exchange Agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. If any certificate for shares of NYSE Group Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor or any Book Entry Interests is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other Taxes required by reason of the issuance of certificates for shares of NYSE Group Common Stock in a name other than that of the registered holder of the Certificate surrendered or in a name other than that of the registered holder of any Book Entry Interests, or shall establish to the satisfaction of NYSE Group or the Exchange Agent that such Tax has been paid or is not applicable.

For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or Self-Regulatory Organization or other entity of any kind or nature.

(e) Distributions with Respect to Unexchanged Shares; Voting.

(i) All shares of NYSE Group Common Stock to be issued pursuant to the Mergers shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by NYSE Group in respect of NYSE Group Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the NYSE Group Common Stock shall be paid to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this Article V or to the holder of any Book Entry Interests until the instructions for transfer and cancellation provided in this Article V have been delivered to the Exchange Agent. Subject to the effect of applicable Laws, following surrender of any such Certificate or delivery to the Exchange Agent of such instructions with respect to Book Entry

Interests, there shall be issued and/or paid to the holder of the certificates representing whole shares of NYSE Group Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender or delivery of such instructions, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of NYSE Group Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of NYSE Group Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(ii) Holders of unsurrendered Certificates or Book Entry Interests in respect of which such instructions for transfer and cancellation have not been delivered, shall be entitled to vote after the Effective Time at any meeting of NYSE Group stockholders the number of whole shares of NYSE Group Common Stock represented by such Certificates, regardless of whether such holders have exchanged their Certificates or delivered such instructions to the Exchange Agent with respect to Book Entry Interests.

(f) Transfers. At or after the Effective Time, there shall be no transfers on the membership or stock transfer books of NYSE or Archipelago, as appropriate, of the NYSE Membership Interests or Archipelago Shares, as applicable, that were outstanding immediately prior to the Effective Time.

(g) Fractional Shares.

(i) Notwithstanding any other provision of this Agreement, no fractional shares of NYSE Group Common Stock will be issued and any holder of Archipelago Shares entitled to receive a fractional share of NYSE Group Common Stock but for this Section 5.3(g)(i) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in net proceeds from the sale by the Exchange Agent on behalf of such holder of the aggregate fractional shares of NYSE Group Common Stock that such holder otherwise would be entitled to receive. Any such sale shall be made by the Exchange Agent within five business days after the date upon which the Certificate(s) (or affidavit(s) of loss in lieu thereof) that would otherwise result in the issuance of such fractional shares of NYSE Group Common Stock have been received by the Exchange Agent.

(ii) Notwithstanding any other provision of this Agreement, no fractional shares of NYSE Merger Corporation Sub Stock will be issued and any holder of NYSE Membership Interests entitled to receive a fractional share of NYSE Merger Corporation Sub Stock but for this Section 5.3(g)(ii) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in net proceeds from the sale by the Exchange Agent on behalf of such holder of the aggregate fractional shares of NYSE Group Common Stock that such holder otherwise would be entitled to receive in the NYSE LLC Merger if such holder had held fractional shares of NYSE Merger Corporation Sub Stock. Any such sale shall be made by the Exchange Agent within five business days after the date upon which the Certificate(s) (or affidavit(s) of loss in lieu thereof) that would otherwise result in the issuance of such fractional shares of NYSE Group Common Stock have been received by the Exchange Agent.

(h) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any NYSE Group Common Stock) that remains unclaimed by the former members of NYSE, the former stockholders of NYSE Merger Corporation Sub or the former stockholders of Archipelago for 180 days after the Effective Time shall be delivered to NYSE Group. Any former members of NYSE, former stockholders of NYSE Merger Corporation Sub or former stockholders of Archipelago who have not theretofore complied with this Article V shall thereafter look only to NYSE Group for delivery of any certificates for shares of NYSE Group Common Stock of such stockholders and payment of cash and any dividends and other distributions in respect of NYSE Group Common Stock of such stockholders payable and/or issuable pursuant to Sections 5.1(a), 5.2(a) and 5.3(g) upon due surrender of their Certificates (or affidavits of loss in lieu thereof) or delivery to the Exchange Agent of written instructions for the transfer and cancellation of any Book Entry Interests, in each case, without any interest thereon. Notwithstanding the foregoing, none of NYSE Group, NYSE, Archipelago, NYSE Merger Sub,

Archipelago Merger Sub, any surviving entity in the Mergers, the Exchange Agent or any other Person shall be liable to any former holder of NYSE Membership Interests or Archipelago Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(i) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by NYSE Group, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of NYSE Group Common Stock and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(j) Affiliates. Notwithstanding anything herein to the contrary, Certificates surrendered, or Book Entry Interests in respect of which instructions for transfer and cancellation have been delivered to the Exchange Agent, for exchange for the Merger Consideration, by any Member of NYSE or any stockholder of Archipelago that may be deemed to be an “affiliate” (as determined pursuant to Section 7.7 of this Agreement) of NYSE or Archipelago shall not be exchanged until NYSE Group has received an Affiliates Letter from such Person as provided in Section 7.7 of this Agreement.

5.4. Restrictions on Equity Issuances. Notwithstanding anything to the contrary, (a) on and after the date hereof and until the Effective Time, neither NYSE nor Archipelago shall (except as set forth in Section 7.1(d)(ii)(B) and Section 7.16) issue, grant, convey or provide to any Person any right of any kind, contingent or accrued, to acquire or receive NYSE Membership Interests or Archipelago Shares or benefits measured by the value of NYSE Membership Interests or Archipelago Shares, including any Archipelago Options or Archipelago Awards; and (b) on and after the Determination Date, (i) Archipelago shall not, and shall cause its Subsidiaries not to, issue or agree to issue any Archipelago Shares (other than pursuant to the exercise of Archipelago Options issued on or prior to the date of this Agreement) or take any other action that could cause the Archipelago Fully-Diluted Share Amount to change and (ii) NYSE shall not, and shall cause its Subsidiaries not to, issue or agree to issue any NYSE Membership Interests or take any other action that could cause the aggregate number of NYSE Membership Interests or the Total Member Share Count to change.

ARTICLE VI

Representations and Warranties

6.1. Representations and Warranties of NYSE. Except as set forth in the corresponding sections or subsections of the disclosure letter dated as of the date hereof, delivered to Archipelago by NYSE on or prior to entering into this Agreement (the “NYSE Disclosure Letter”), or in such other section or subsection of the NYSE Disclosure Letter where the applicability of such exception is reasonably apparent, NYSE hereby represents and warrants to Archipelago as set forth in this Section 6.1. The mere inclusion of any item in the NYSE Disclosure Letter as an exception to a representation or warranty of NYSE in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a NYSE Material Adverse Effect or trigger any other materiality qualification.

(a) Organization, Good Standing and Qualification. NYSE is a Type A not-for-profit corporation duly organized, validly existing and in good standing under the N-PCL. Each of NYSE’s Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization. Each of NYSE and its Subsidiaries has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing and in good standing or to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a NYSE Material Adverse Effect. NYSE has made available to Archipelago a complete and correct copy of the NYSE Organizational Documents and NYSE Subsidiary Organizational Documents, in effect as of the date hereof. NYSE Organizational Documents and NYSE Subsidiary Organizational Documents so delivered are in full force and effect. Section 6.1(a) of the NYSE Disclosure Letter contains a correct and complete list of all Subsidiaries of NYSE, and each jurisdiction where NYSE and each of its Subsidiaries is organized and qualified to do business.

“NYSE Organizational Documents” means the Certificate of Incorporation and Constitution of NYSE.

“NYSE Subsidiary Organizational Documents” means the certificates of incorporation, bylaws and similar organizational documents of all Subsidiaries of NYSE.

“NYSE Material Adverse Effect” means a material adverse effect on (a) the business (including as a result of any disciplinary conduct involving NYSE or any of its Subsidiaries that results in or is reasonably expected to result in a material adverse effect on market structure), continuing results of operations or financial condition of NYSE and its Subsidiaries, taken as a whole, (b) the authority or ability of NYSE to continue as a national securities exchange and self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (c) the ability of NYSE to consummate the NYSE Mergers in accordance with the terms of this Agreement prior to the Termination Date; provided, however, that the following shall not be considered in determining whether a NYSE Material Adverse Effect has occurred: (A) any change or development in economic, business or securities markets conditions generally (including any such change or development resulting from acts of war or terrorism) to the extent that such change or development does not affect NYSE and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other United States securities exchanges or trading markets; (B) any change or development to the extent resulting from the execution or announcement of this Agreement or the transactions contemplated hereby, or (C) any change or development to the extent resulting from any action or omission by NYSE or any of its Subsidiaries that is required by this Agreement.

“Subsidiary” means, with respect to NYSE Group, NYSE, Archipelago, NYSE Merger Corporation Sub, NYSE Merger Sub LLC, NYSE Regulation, NYSE Market or Archipelago Merger Sub, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries.

(b) Memberships and Trading Rights.

(i) As of the date hereof, there are 1,366 outstanding NYSE memberships (“Membership Interests”), all of which are held by regular members (as such term is defined in Article I, Section 3(n) of NYSE’s Constitution) (such regular member, a “Member”). As of April 15, 2005, 950 of the NYSE Membership Interests have been leased by a lessor member (as such term is defined in Article I, Section 3(g) of NYSE’s Constitution) (such lessor member, a “Lessor Member”) to a lessee member (as such term is defined in Article I, Section 3(f) of NYSE’s Constitution) (such lessee member, a “Lessee Member”) pursuant to a lease agreement (each, a “Membership Lease”).

(ii) All of the outstanding NYSE Membership Interests in NYSE have been duly authorized and are valid. Each of the outstanding shares of capital stock or other securities of each of the NYSE’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by NYSE or by a direct or indirect wholly owned subsidiary of NYSE, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth above, there are no preemptive or other outstanding rights, options, phantom equity, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate NYSE or any of its Subsidiaries to issue or sell any NYSE Membership Interests, shares of capital stock or other securities of NYSE or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any NYSE Membership Interests or other securities of NYSE or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. NYSE does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Members or holders of any other equity securities of NYSE on any matter.

(iii) As of April 15, 2005, there are (A) no physical access members (as such term is defined in Article I, Section 3(m) of NYSE’s Constitution) (such members, a “Physical Access Members”), (B) 23 electronic access members (as such term is defined in Article I, Section 3(e) of NYSE’s Constitution) (such members, an “Electronic Access Members”), and (C) 51 options trading right holders (as such term is defined in Article II, Section 8 of NYSE’s Constitution) (the “Trading Right Holders”).

(c) Corporate Authority.

(i) NYSE has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the NYSE Mergers and the other transactions contemplated hereby (including all actions by the Board of Directors of NYSE set forth in clause (ii)(A) and (B) below), subject only to the adoption and approval of this Agreement by two-thirds of the votes cast by the Members entitled to vote thereon (the “NYSE Requisite Vote”) and, to the extent required under any NYSE Organizational Document, approval of the SEC. This Agreement is a valid and binding agreement of NYSE enforceable against NYSE in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). The representations and warranties set forth in this Section 6.1(c)(i) shall apply mutatis mutandis with respect to both the Original Merger Agreement and this Agreement, and, with respect to the Original Merger Agreement, shall be made as of the Original Execution Date and, with respect to this Agreement, shall be made as of the Execution Date; provided, however, that the representations and warranties set forth in this Section 6.1(c)(i) do not “speak as of a specified” date for purposes of Section 8.2(a).

(ii) The Board of Directors of NYSE: (A) has approved, adopted and declared advisable this Agreement and the NYSE Mergers and the other transactions contemplated hereby; and (B) has received the opinion of its financial advisor, Lazard Frères & Co. LLC, to the effect that the consideration to be received by the holders of the NYSE Membership Interests in the NYSE Mergers is fair from a financial point of view, as of the date of such opinion, to such holders, a copy of which opinion has been delivered to Archipelago. It is agreed and understood that such opinion is for the benefit of NYSE’s Board of Directors and may not be relied on by Archipelago. The representations and warranties set forth in clause (A) of this Section 6.1(c)(ii) shall apply mutatis mutandis with respect to both the Original Merger Agreement and this Agreement, and, with respect to the Original Merger Agreement, shall be made as of the Original Execution Date and, with respect to this Agreement, shall be made as of the Execution Date; provided, however, that the representations and warranties set forth in clause (A) of this Section 6.1(c)(ii) do not “speak as of a specified” date for purposes of Section 8.2(a).

(d) No Conflicts.

(i) (A) Neither the execution and delivery by NYSE of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the NYSE Mergers and the other transactions herein contemplated will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract in effect as of the date hereof, or result in any change in the rights or obligations of any party under any Contract in effect as of the date hereof, to which NYSE or any of its Subsidiaries is a party or by which NYSE or any of its Subsidiaries or any of their respective assets is bound, (B) nor, subject to any required approval of the New NYSE Operating Agreement by the SEC, will such execution and delivery, compliance, performance or consummation (x) result in any breach or violation of, or a default under, the provisions of the NYSE Organizational Documents or the NYSE Subsidiary Organizational Documents, or any Law applicable to it, or (y) to the knowledge of NYSE, subject NYSE Group or any Subsidiaries of NYSE Group, Archipelago or any Subsidiaries of Archipelago, NYSE or any Subsidiaries of NYSE, or any of their respective affiliates, to any claim of, or any liability or obligation with respect to, (1) any Member or (2) any Lessee Member or Trading Right Holder, other than as set forth in this Agreement, or to any penalty or sanction, in the case of clauses (A) and (B) above, except for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that (other than with respect to clause (B)(x) above), individually or in the aggregate, have not had and are not reasonably expected to have, a NYSE Material Adverse Effect.

(ii) Neither NYSE nor any of its Subsidiaries is a party to or bound by any non-competition Contracts or other Contract that purports to limit in any material respect either the type of business in which NYSE or its Subsidiaries (or, after giving effect to the Mergers, NYSE Group or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business.

“Contract” means, with respect to any Person, any agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation to which such Person or any of its subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject.

(e) Governmental Approvals and Consents. Other than (i) the approvals and consents to be obtained from the SEC, (ii) the filings and/or notices under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), the Exchange Act and the Securities Act, and (iii) other foreign approvals, state securities, takeover and “blue sky” laws, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by NYSE or any of its Subsidiaries with, or obtained by NYSE or any of its Subsidiaries from, any governmental or regulatory authority, agency, commission, body or other governmental or regulatory entity, domestic or foreign, other than NYSE, the PCX or any of their respective Subsidiaries (“Governmental Entity”), in connection with the execution and delivery by NYSE of this Agreement, the performance by NYSE of its obligations hereunder, and the consummation of the transactions contemplated hereby.

(f) Registration of NYSE as an Exchange. NYSE is registered as a national securities exchange and as a self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act) and has in effect rules (i) in accordance with the provisions of the Exchange Act for the trading of securities listed or accepted for trading on NYSE and (ii) with respect to all other matters for which rules are required under the Exchange Act.

(g) NYSE Reports; Financial Statements. Each of NYSE and its Subsidiaries has made available each of its annual reports and proxy statements delivered to its Members since December 31, 2003 (collectively, the “NYSE Reports”). Neither NYSE nor any of its Subsidiaries has received, or knows of, any comments or inquiries from the SEC relating to any NYSE Report that, individually or in the aggregate, have had or are reasonably expected to have a NYSE Material Adverse Effect. As of their respective dates (or if amended, as of the date of such amendment), the NYSE Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. NYSE has delivered to the Archipelago true and complete copies of the audited consolidated financial statements of NYSE for the fiscal year ended December 31, 2004 (the “NYSE Financial Statements”). Each of the consolidated balance sheets included in the NYSE Financial Statements (including the related notes and schedules) fairly presents the consolidated financial position of NYSE and its Subsidiaries as of its date and each of the consolidated statements of income, retained earnings, and cash flows and of changes in financial position included in the NYSE Financial Statements (including any related notes and schedules) fairly presents the results of operations, retained earnings, members’ equity, cash flows and changes in financial position, as the case may be, of NYSE and its Subsidiaries for the periods set forth therein, in each case in conformity with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(h) Absence of Certain Changes. Except as disclosed in NYSE Financial Statements, since December 31, 2004, NYSE and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been (i) any change or development that, individually or in the aggregate, has had or is reasonably expected to have, a NYSE Material Adverse Effect; (ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by NYSE or any of its Subsidiaries, whether or not covered by insurance; or (iii) any change by NYSE in financial accounting principles, practices or methods that is not required by GAAP. Since December 31, 2004, except as provided for herein or as disclosed in NYSE Financial Statements, there has not been any increase in the compensation payable or that could become payable by NYSE or any of its Subsidiaries to officers or key employees or any amendment of or other modification to any of the NYSE Benefit Plans other than increases or amendments in the ordinary and usual course consistent with past practice.

(i) Compliance. Neither NYSE nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any U.S. federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, writ, franchise, variance, exemption, approval, license or permit (each, a “Law” and collectively “Laws”) of any Governmental Entity or (ii) any Contract to which NYSE or any of its Subsidiaries is a party or by which NYSE or any of its Subsidiaries or its or any of their respective properties is bound or affected, except in each of cases (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a NYSE Material Adverse Effect. NYSE and its Subsidiaries are in compliance with all undertakings of NYSE and its Subsidiaries in connection with any investigation or examination by the SEC or any other Governmental Entity, other than such failures to be in compliance that, individually or in the aggregate, have not had and are not reasonably expected to have a NYSE Material Adverse Effect. Except as set forth in NYSE Financial Statements, no investigation or review by any Governmental Entity with respect to NYSE or any of its Subsidiaries is pending or, to the knowledge of NYSE, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except, in each case, for those the outcome of which, individually or in the aggregate, have not had and are not reasonably expected to have a NYSE Material Adverse Effect. Except as set forth in the NYSE Financial Statements or as, individually or in the aggregate, is not reasonably expected to have a NYSE Material Adverse Effect, (x) no material change is required in NYSE’s or any of its Subsidiaries’ processes, properties or procedures to comply with any Laws in effect on the date hereof or enacted as of the date hereof and scheduled to be effective after the date hereof, and (y) NYSE has not received any written notice or written communication of any noncompliance with any Law. Each of NYSE and its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals (together, “Permits”) of all Governmental Entities necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a NYSE Material Adverse Effect.

(j) Litigation and Liabilities. Except as disclosed in NYSE Financial Statements, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of NYSE, threatened against NYSE, any of its Subsidiaries or any of their respective directors or officers or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances of which, to the knowledge of NYSE, could result in any claims against, or obligations or liabilities of, NYSE or any of its affiliates, except, in both cases, for those that, individually or in the aggregate, have not had and are not reasonably expected to have a NYSE Material Adverse Effect.

(k) Employee Benefits.

(i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of NYSE and its Subsidiaries (the “NYSE Employees”) and current or former directors of NYSE, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, equity option, equity purchase, equity appreciation rights, equity based incentive and bonus plans (the “NYSE Benefit Plans”) are listed in Section 6.1(k) of the NYSE Disclosure Letter. True and complete copies of all NYSE Benefit Plans listed in Section 6.1(k) of the NYSE Disclosure Letter, including, but not limited to, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any NYSE Benefit Plans, and all amendments thereto, have been provided or made available to Archipelago.

(ii) All NYSE Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “NYSE Multiemployer Plan”) are in substantial compliance with ERISA and the Code, to the extent applicable, and other applicable Laws. Each NYSE Benefit Plan which is subject to ERISA (a “NYSE ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “NYSE Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (“IRS”) covering all Tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and NYSE is not aware of any circumstances likely to result in the loss of the qualification of any such plan under Section 401(a) of the Code. Neither NYSE nor any of its Subsidiaries has engaged in a transaction with respect to any NYSE ERISA Plan that, assuming the Taxable period of such transaction expired as of the date hereof, could subject NYSE or any Subsidiary to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which, individually or in the aggregate, has had, or is reasonably expected to have, a NYSE Material Adverse Effect. Neither NYSE nor any of its Subsidiaries has incurred or reasonably expects to incur a Tax or penalty imposed by Section 4980 of the Code or Section 502 of ERISA or any liability under Section 4071 of ERISA, any of which, individually or in the aggregate, has had, or is reasonably expected to have, a NYSE Material Adverse Effect.

(iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by NYSE or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with NYSE under Section 4001 of ERISA or Section 414 of the Code (a “NYSE ERISA Affiliate”). NYSE and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a NYSE Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation (“PBGC”) Reg. Section 4043.33 or 4043.66, has been required to be filed for any NYSE Pension Plan or by any NYSE ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement. No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code.

(iv) All contributions required to be made under each NYSE Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each NYSE Benefit Plan have been properly accrued and reflected in NYSE Financial Statements. Neither any NYSE Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no NYSE ERISA Affiliate has an outstanding funding waiver. Neither any NYSE Pension Plan nor any single-employer plan of a NYSE ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year. It is not reasonably anticipated that required minimum contributions to any NYSE Pension Plan under Section 412 of the Code will be increased by application of Section 412(l) of the Code. Neither NYSE nor any of its Subsidiaries has provided, or is required to provide, security to any NYSE Pension Plan or to any single-employer plan of a NYSE ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(v) Under each NYSE Pension Plan which is a single-employer plan, as of the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such NYSE Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such NYSE Pension Plan.

(vi) As of the date hereof, there is no pending or, to the knowledge of NYSE, threatened, litigation relating to the NYSE Benefit Plans that, individually or in the aggregate, has had, or is reasonably expected to have, a NYSE Material Adverse Effect. Neither NYSE nor any of its Subsidiaries has any obligations for retiree health and life benefits under any NYSE ERISA Plan or collective bargaining agreement. NYSE or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(vii) There has been no amendment to, announcement by NYSE or any of its Subsidiaries relating to, or change in employee participation or coverage under, any NYSE Benefit Plan which would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, Member approval of this Agreement nor the consummation of the transactions contemplated hereby will (A) entitle any NYSE Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the NYSE Benefit Plans, or (C) limit or restrict the right of NYSE or, after the consummation of the Mergers or any other transactions contemplated hereby, NYSE Group to merge, amend or terminate any of the NYSE Benefit Plans.

(viii) Neither NYSE nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan or has made any payments or will make any payments that has resulted or would result, separately or in the aggregate, in the payment of any amount that will not be fully deductible as a result of Section 162(m) of the Code.

(l) Tax Matters. Neither NYSE nor any of its affiliates has taken or agreed to take any action, nor, to the knowledge of NYSE, there exists any fact or circumstance, that would prevent or impede, or would be reasonably likely to prevent or impede, the NYSE Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or the NYSE LLC Merger and the Archipelago Merger, taken together, from qualifying as a transaction described in Section 351 of the Code.

(m) Taxes.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a NYSE Material Adverse Effect: (A) all Tax Returns that are required to be filed by NYSE or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true and complete; (B) all Taxes that are shown as due on such filed Tax

Returns or that NYSE or any of its Subsidiaries are obligated to withhold from amounts owing to any Employee, creditor or third party, have been timely paid, except with respect to matters for which adequate reserves have been established; (C) neither NYSE nor any of its Subsidiaries have waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (D) all Taxes due and payable by NYSE or any of its Subsidiaries have been adequately provided for in the financial statements of NYSE and its Subsidiaries for all periods ending through the date hereof (including the NYSE Financial Statements) and, as of the date hereof, no deficiency with respect to any Tax has been proposed, asserted or assessed against NYSE or any of its Subsidiaries; (E) neither NYSE nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the three years prior to the date of this Agreement; and (F) none of NYSE or any of its Subsidiaries has any liability for Taxes of any Person (other than NYSE or any of its Subsidiaries) under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(ii) NYSE has made available to Archipelago true and correct copies of the U.S. federal income Tax Returns filed by NYSE and its Subsidiaries for each Taxable year ending in the calendar years 2003, 2002 and 2001.

(iii) The U.S. federal income Tax Returns of NYSE and each of its Subsidiaries for the tax year 2000 have been examined by the IRS and an IRS no-change letter was issued. The statute of limitations for the U.S. federal income Tax for all other years prior to and through 2000 has expired and such years are closed.

(iv) No claim has been made within the previous three years by a Taxing Authority in a jurisdiction where NYSE or any of its Subsidiaries does not file income Tax Returns that NYSE or any of its Subsidiaries is or may be subject to income Taxation in that jurisdiction.

(v) No private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Taxing Authority with respect to NYSE or any of its Subsidiaries for any taxable year for which the statute of limitations has not expired.

(vi) None of NYSE or any of its Subsidiaries will be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing, to include any material adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign Law) in Taxable income for any Tax period beginning on or after the Closing Date, or (B) any “closing agreement” as described in Section 7121 of the Code (or similar provision of state, local or foreign Law), to include any material item of income in or exclude any material item of deduction from any Tax period beginning on or after the Closing Date.

(vii) None of NYSE or any Subsidiary has engaged in any transactions that is a “reportable transaction” for purposes of § 1.6011-4(b).

(viii) Neither the execution of this Agreement nor the consummation of the Merger or any other transactions contemplated by this Agreement, either alone or in conjunction with any other event, will result in any payment under any compensation plans or otherwise which alone or together with all other payments would constitute a “parachute payment” to any “disqualified individual” as those terms are defined in Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

As used in this Agreement, (i) the term “Tax” (including the plural form “Taxes” and, with correlative meaning, the terms “Taxable” and “Taxation”) includes all U.S. federal, state, local and foreign income, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with a Tax Authority relating to Taxes, and (iii) the term “Tax Authority” includes any Governmental Entity responsible for the assessment, collection or enforcement of Laws relating to Taxes (including the IRS and any similar state or local revenue agency).

(n) Labor Matters. Neither NYSE nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is NYSE or any of its Subsidiaries the subject of any material proceeding asserting that NYSE or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of NYSE, threatened, nor has there been for the past five years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving NYSE or any of its Subsidiaries.

(o) Insurance. All insurance policies maintained by NYSE and its Subsidiaries provide coverage for those risks reasonably foreseeable with respect to the business of NYSE and its Subsidiaries, and their respective properties and assets as is customary for companies conducting the business conducted by NYSE and its Subsidiaries during such time period, are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, and are sufficient for compliance with all Laws currently applicable to NYSE and its Subsidiaries. None of NYSE or any of its Subsidiaries has received any notice of cancellation or termination with respect to any insurance policy of NYSE or its Subsidiaries. The insurance policies of NYSE and its Subsidiaries are valid and enforceable policies in all respects. No claims have been made under NYSE’s directors’ and officers’ liability insurance policies since December 31, 2001, and, as of the date of this Agreement, no such claims are pending.

(p) Intellectual Property.

(i) For the purposes of this Agreement, “Intellectual Property” means all inventions, discoveries, patents, patent applications, registered and unregistered trademarks and service marks and all goodwill associated therewith and symbolized thereby, trademark applications and service mark applications, Internet domain names, registered and unregistered copyrights (including without limitation databases and other compilations of information), confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists, computer software programs, and all other intellectual property and proprietary rights.

(ii) Except as has not had or is not reasonably expected to have a NYSE Material Adverse Effect, (A) NYSE and/or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or necessary to the operation of the business of NYSE as currently conducted (the “NYSE Intellectual Property”) and (B) the consummation of the transactions contemplated by this Agreement will not alter or impair such rights. Except as has not had or is not reasonably expected to have a NYSE Material Adverse Effect: (A) the NYSE Intellectual Property owned by NYSE is valid, subsisting and enforceable, (B) NYSE’s and/or its Subsidiaries’ ownership of and right to use the NYSE Intellectual Property is free and clear of any lien, pledge, security interest or other encumbrance and (C) no other Person has the right to use any of the owned NYSE Intellectual Property except pursuant to non-exclusive license grants made in writing by NYSE. All material Contracts under which NYSE or any of its Subsidiaries licenses or otherwise permits another Person, or is licensed or otherwise permitted by another Person, to use any NYSE Intellectual Property (the “NYSE Intellectual Property Contracts”) are legal, valid, binding and enforceable against the other party, and are in full force and effect, subject to Bankruptcy and Equity Exceptions. Except as has not had or is not reasonably expected to have a NYSE Material Adverse Effect, no claim has been made that NYSE or any of its Subsidiaries, or to the knowledge of NYSE, another person, has breached any NYSE Intellectual Property Contract.

(iii) There are no pending or, to the knowledge of NYSE, threatened claims by any Person alleging infringement by NYSE or its Subsidiaries for their use of any NYSE Intellectual Property that are reasonably expected to have a NYSE Material Adverse Effect. Except as has not had or is not reasonably expected to have a NYSE Material Adverse Effect, to the knowledge of NYSE, the conduct of the business of NYSE as currently conducted does not infringe upon any Intellectual Property rights or any other proprietary right of any Person. To the knowledge of NYSE, there is no unauthorized use, infringement or misappropriation and other violation of NYSE Intellectual Property by any Person, including any Employee of NYSE or any of its Subsidiaries, except as would not reasonably be likely to have a NYSE Material Adverse Effect. NYSE and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of the trade secrets and other non-public information owned by NYSE or its Subsidiaries, or received from third Persons which NYSE or its Subsidiaries is obligated to treat as confidential, except for such steps the failure of which to have taken has not, individually or in the aggregate, had or reasonably be expected to have a NYSE Material Adverse Effect.

(iv) To the knowledge of NYSE and except as has not had or is not reasonably expected to have a NYSE Material Adverse Effect, the IT Assets of NYSE operate and perform in all material respects in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by NYSE and its Subsidiaries in connection with the business of NYSE as currently conducted. Each of NYSE and its Subsidiaries has implemented reasonable backup and disaster recovery measures consistent with industry standards.

“IT Assets” means, with respect to Archipelago or NYSE, computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and all associated documentation, used in the business of Archipelago or NYSE, as applicable, as currently conducted.

(q) Brokers and Finders. None of NYSE, its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Mergers or the other transactions contemplated by this Agreement, except that NYSE has employed Goldman, Sachs & Co. to facilitate the transactions contemplated hereby, and Lazard Frères & Co. LLC as its financial advisor, the arrangements with which have been disclosed in writing to Archipelago prior to the date hereof.

6.2. Representations and Warranties of Archipelago. Except as set forth in the corresponding sections or subsections of the disclosure letter dated as of the date hereof, delivered to NYSE by Archipelago on or prior to entering into this Agreement (the “Archipelago Disclosure Letter”), or in such other section or subsection of the Archipelago Disclosure Letter where the applicability of such exception is reasonably apparent, Archipelago hereby represents and warrants to NYSE as set forth in this Section 6.2. The mere inclusion of any item in the Archipelago Disclosure Letter as an exception to a representation or warranty of Archipelago in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, an Archipelago Material Adverse Effect or trigger any other materiality qualification.

(a) Organization, Good Standing and Qualification. Archipelago is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Archipelago’s Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization. Each of Archipelago and its Subsidiaries has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing and in good standing or to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have an Archipelago Material Adverse Effect. Archipelago has made available to NYSE a complete and correct copy of the Archipelago Organizational Documents and Archipelago Subsidiary Organizational Documents, in effect as of the date hereof. The Archipelago Organizational Documents and the Archipelago Subsidiary Organizational Documents so delivered are in full force and effect. Section 6.2(a) of the Archipelago Disclosure Letter contains a correct and complete list of all Subsidiaries of Archipelago, and each jurisdiction where Archipelago and each of its Subsidiaries is organized and qualified to do business.

“Archipelago Organizational Documents” means the Certificate of Incorporation and By-Laws of Archipelago.

“Archipelago Subsidiary Organizational Documents” means the certificates of incorporation, bylaws and similar organizational documents of all Subsidiaries of Archipelago.

“Archipelago Material Adverse Effect” means a material adverse effect on (a) the business (including as a result of any disciplinary conduct involving Archipelago or any of its Subsidiaries that results in or is reasonably expected to result in a material adverse effect on market structure), continuing results of operations or financial condition of Archipelago and its Subsidiaries, taken as a whole, (b) following the direct or indirect acquisition of the PCX by Archipelago or any of its Subsidiaries, the authority or ability of the PCX to continue as a national securities exchange and self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act), or (c) the ability of Archipelago to consummate the Archipelago Merger in accordance with the terms of this Agreement prior to the Termination Date; provided, however, that the following shall not be considered in determining whether an Archipelago Material Adverse Effect has occurred: (A) any change or development in economic, business or securities markets conditions generally (including any such change or development resulting from acts of war or terrorism) to the extent that such change or development does not affect Archipelago and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other United States securities markets; (B) any change or development to the extent resulting from the execution or announcement of this Agreement or the transactions contemplated hereby, or (C) any change or development to the extent resulting from any action or omission by Archipelago or any of its Subsidiaries that is required by this Agreement.

(b) Capital Structure of Archipelago. The authorized capital stock of Archipelago consists of 165,000,000 Archipelago Shares, of which 47,148,531 shares are outstanding as of April 15, 2005, and 35,000,000 shares of Preferred Stock par value $0.01 per share (the “Archipelago Preferred Shares”), none of which are outstanding as of the date hereof. All of the outstanding Archipelago Shares have been duly authorized and are validly issued, fully paid and nonassessable. Archipelago has no Archipelago Shares or Archipelago Preferred Shares reserved for issuance, except that, as of April 15, 2005, there were 4,211,135 shares of Archipelago Shares reserved for issuance pursuant to the Archipelago Stock Plans. Each of the outstanding shares of capital stock or other equity interests of each of Archipelago’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Archipelago or by a direct or indirect wholly owned subsidiary of Archipelago, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Archipelago or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Archipelago or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Archipelago Shares or other securities of Archipelago or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Archipelago does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Archipelago on any matter.

(c) Corporate Authority.

(i) Archipelago has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Archipelago Merger and the other transactions contemplated hereby (including all actions by the Board of Directors of Archipelago set forth in clause (ii)(A) and (B) below), subject only to the adoption and approval of this Agreement by the majority of holders of the outstanding Archipelago Shares entitled to vote thereon (the “Archipelago Requisite Vote”) and, to the extent required under any Archipelago Organizational Document, approval of the SEC and the Board of Directors of the PCX. This Agreement is a valid and binding agreement of Archipelago, enforceable against Archipelago in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. The representations and warranties set forth in this Section 6.2(c)(ii) shall apply mutatis mutandis with respect to both the Original Merger Agreement and this Agreement, and, with respect to the Original Merger Agreement, shall be made as of the Original Execution Date and, with respect to this Agreement, shall be made as of the Execution Date; provided, however, that the representations and warranties set forth in this Section 6.2(c)(ii) do not “speak as of a specified” date for purposes of Section 8.3(a).

(ii) The Board of Directors of Archipelago: (A) has approved, adopted and declared advisable this Agreement and the Archipelago Merger and the other transactions contemplated hereby; (B) has, subject to any required approval of the SEC and the Board of Directors of the PCX, approved the New Archipelago Charter; and (C) has received the opinion of its financial advisor, Greenhill & Co., LLC, to the effect that the consideration to be received by such holders of the Archipelago Shares in the Archipelago Merger is fair from a financial point of view, as of the date of such opinion, to such holders (other than Goldman, Sachs & Co., Lazard Frères & Co. LLC or their respective affiliates to the extent that they are Archipelago stockholders), a copy of which opinion has been delivered to Archipelago. It is agreed and understood that such opinion is for the benefit of Archipelago’s Board of Directors and may not be relied on by NYSE. The representations and warranties set forth in clause (A) of this Section 6.2(c)(i) shall apply mutatis mutandis with respect to both the Original Merger Agreement and this Agreement, and, with respect to the Original Merger Agreement, shall be made as of the Original Execution Date and, with respect to this Agreement, shall be made as of the Execution Date; provided, however, that the representations and warranties set forth in clause (A) of this Section 6.2(c)(i) do not “speak as of a specified” date for purposes of Section 8.3(a).

(d) No Conflicts.

(i) (A) Neither the execution and delivery by Archipelago of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Archipelago Merger and the other transactions herein contemplated will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract in effect as of the date hereof, or result in any change in the rights or obligations of any party under any Contract in effect as of the date hereof, to which Archipelago or any of its Subsidiaries is a party or by which Archipelago or any of its Subsidiaries or any of their respective assets is bound, (B) nor, subject to any required approval of the New Archipelago Charter by the SEC and the Board of Directors of the PCX, will such execution and delivery, compliance, performance or consummation (x) result in any breach or violation of, or a default under, the provisions of the Archipelago Organizational Documents or the Archipelago Subsidiary Organizational Documents, or any Law applicable to it, or (y) to the knowledge of Archipelago, subject NYSE Group or any Subsidiaries of NYSE Group, Archipelago or any Subsidiaries of Archipelago, NYSE or any Subsidiaries of NYSE, or any of their respective affiliates, to any claim of, or any liability or obligation with respect to, any holder of any trading permit issued by the Pacific Exchange, Inc. or PCX Equities, Inc., other than as set forth in this Agreement, or to any penalty or sanction, in the case of clauses (A) and (B) above, except for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that (other than with respect to clause (B)(x) above), individually or in the aggregate, have not had and are not reasonably expected to have, an Archipelago Material Adverse Effect.

(ii) Neither Archipelago nor any of its Subsidiaries is a party to or bound by any non-competition Contracts or other Contract that purports to limit in any material respect either the type of business in which Archipelago or its Subsidiaries (or, after giving effect to the Mergers, NYSE Group or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business.

(e) Governmental Approvals and Consents. Other than (i) the approvals and consents to be obtained from the SEC and the Board of Directors of the PCX, (ii) the filings and/or notices under the HSR Act, the Exchange Act and the Securities Act, (iii) the filings, notices, approvals and/or consents to be obtained from any Self-Regulatory Organization and (iv) other foreign approvals, state securities, takeover and “blue sky” laws, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by Archipelago or any of its Subsidiaries with, or obtained by Archipelago or any of its Subsidiaries from, any Governmental Entity or Self-Regulatory Organization in connection with the execution and delivery by Archipelago of this Agreement, the performance by Archipelago of its obligations hereunder, and the consummation of the transactions contemplated hereby.

“Self-Regulatory Organization” means any U.S. or foreign commission, board, agency or body that is not a Governmental Entity but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, ECNs, insurance companies or agents, investment companies or investment advisers; provided, however, that, in the case of Archipelago, PCX shall not be a “Self-Regulatory Organization”.

(f) Archipelago Reports; Financial Statements.

(i) Archipelago has delivered to NYSE the final amendment of each registration statement, and each report, proxy statement or information statement prepared by it since December 31, 2003, including Archipelago’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, in the form (including exhibits, annexes and any amendments thereto) filed with the SEC (collectively, the “Archipelago Reports”). Each of the Archipelago Reports is true and complete, was timely made and is in material compliance with all applicable Laws and other requirements applicable to such Archipelago Reports. Neither Archipelago nor any of its Subsidiaries has received, or knows of, any comments or inquiries from the SEC relating to any Archipelago Report that, individually or in the aggregate, have had or are reasonably expected to have an Archipelago Material Adverse Effect. As of their respective dates (or if amended, as of the date of such amendment), the Archipelago Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Archipelago Reports (including the related notes and schedules) fairly presents the consolidated financial position of Archipelago and its Subsidiaries as of its date and each of the consolidated statements of income and of changes in financial position included in or incorporated by reference into the Archipelago Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings, stockholders’ equity, cash flows and changes in financial position, as the case may be, of Archipelago and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in conformity with GAAP consistently applied during the periods involved, except as may be noted therein.

(ii) Archipelago is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and (B) the applicable listing and corporate governance rules and regulations of PCX and PCX Equities. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Archipelago nor any of its affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of Archipelago.

(iii) Archipelago (A) has designed reasonable disclosure controls and procedures to ensure that material information relating to Archipelago, including its consolidated Subsidiaries, is made known to the management of Archipelago by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Archipelago’s auditors and the audit committee of Archipelago’s Board of Directors (x) any significant deficiencies known to Archipelago’s management or internal auditors (in-sourced or outsourced) in the design or operation of internal controls which could adversely affect in any material respect Archipelago’s ability to record, process, summarize and report financial data and has identified for Archipelago’s auditors any material weaknesses known to Archipelago’s management or internal auditors (in-sourced or outsourced) in internal controls and (y) any fraud known to Archipelago’s management or internal auditors (in-sourced or outsourced), whether or not material, that involves management or other employees who have a significant role in Archipelago’s internal controls.

(g) Absence of Certain Changes. Except as disclosed in Archipelago Reports, since the December 31, 2004, Archipelago and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been (i) any change or development that, individually or in the aggregate, has had or is reasonably expected to have, an Archipelago Material Adverse Effect; (ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Archipelago or any of its Subsidiaries, whether or not covered by insurance; or (iii) any change by Archipelago in financial accounting principles, practices or methods that is not required by GAAP. Since December 31, 2004, except as provided for herein or as disclosed in Archipelago Reports, there has not been any increase in the compensation payable or that could become payable by Archipelago or any of its Subsidiaries to officers or key employees or any amendment of or other modification to any of the Archipelago Benefit Plans other than increases or amendments in the ordinary and usual course consistent with past practice.

(h) Compliance. Neither Archipelago nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Law of any Governmental Entity or Self-Regulatory Organization or (ii) any Contract to which Archipelago or any of its Subsidiaries is a party or by which Archipelago or any of its Subsidiaries or its or any of their respective properties is bound or affected, except in each of cases (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have an Archipelago Material Adverse Effect. Except as expressly set forth in the Archipelago Reports, no investigation or review by any Governmental Entity or any Self-Regulatory Organization with respect to Archipelago or any of its Subsidiaries is pending or, to the knowledge of Archipelago, threatened, nor has any Governmental Entity or any Self-Regulatory Organization indicated an intention to conduct the same, except, in each case, for those the outcome of which, individually or in the aggregate, have not had and are not reasonably expected to have an Archipelago Material Adverse Effect. Except as set forth in the Archipelago Reports or as, individually or in the aggregate, is not reasonably expected to have an Archipelago Material Adverse Effect, (x) no material change is required in Archipelago’s or any of its Subsidiaries’ processes, properties or procedures to comply with any Laws in effect on the date hereof or enacted as of the date hereof and scheduled to be effective after the date hereof, and (y) Archipelago has not received any written notice or written communication of any noncompliance with any Law. Each of Archipelago and its Subsidiaries has all Permits of all Governmental Entities and Self-Regulatory Organizations necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have an Archipelago Material Adverse Effect.

(i) Litigation and Liabilities. Except as disclosed in the Archipelago Reports filed prior to the date hereof, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of Archipelago, threatened against Archipelago, any of its Subsidiaries or any of their respective directors or officers, or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances of which, to the knowledge of Archipelago, could result in any claims against, or obligations or liabilities of, Archipelago or any of its affiliates, except, in both cases, for those that, individually or in the aggregate, have not had and are not reasonably expected to have an Archipelago Material Adverse Effect.

(j) Employee Benefits.

(i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of Archipelago and its Subsidiaries (the “Archipelago Employees”) and current or former directors of Archipelago, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “Archipelago Benefit Plans”) are listed in Section 6.2(j) of the Archipelago Disclosure Letter. True and complete copies of all Archipelago Benefit Plans listed in Section 6.2(j) of the Archipelago Disclosure Letter, including, but not limited to, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Archipelago Benefit Plans, and all amendments thereto, have been provided or made available to NYSE.

(ii) All Archipelago Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, an “Archipelago Multiemployer Plan”) are in substantial compliance with ERISA and the Code, to the extent applicable, and other applicable Laws. Each Archipelago Benefit Plan which is subject to ERISA (an “Archipelago ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (an “Archipelago Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS covering all Tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and Archipelago is not aware of any circumstances likely to result in the loss of the qualification of any such plan under Section 401(a) of the Code. Neither Archipelago nor any of its Subsidiaries has engaged in a transaction with respect to any Archipelago ERISA Plan that, assuming the Taxable period of such transaction expired as of the date hereof, could subject Archipelago or any Subsidiary to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which, individually or in the aggregate, has had, or is reasonable expected to have, an Archipelago Material Adverse Effect. Neither Archipelago nor any of its Subsidiaries has incurred or reasonably expects to incur a Tax or penalty imposed by Section 4980 of the Code or Section 502 of ERISA or any liability under Section 4071 of ERISA, any of which, individually or in the aggregate, has had, or is reasonably expected to have, an Archipelago Material Adverse Effect.

(iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Archipelago or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Archipelago under Section 4001 of ERISA or Section 414 of the Code (an “Archipelago ERISA Affiliate”). Archipelago and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to an Archipelago Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an Archipelago ERISA Affiliate). No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to PBGC Reg. Section 4043.33 or 4043.66, has been required to be filed for any Archipelago Pension Plan or by any Archipelago ERISA

Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement. No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code.

(iv) All contributions required to be made under each Archipelago Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Archipelago Benefit Plan have been properly accrued and reflected in Archipelago Financial Statements. Neither any Archipelago Pension Plan nor any single-employer plan of an Archipelago ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no Archipelago ERISA Affiliate has an outstanding funding waiver. Neither any Archipelago Pension Plan nor any single-employer plan of an Archipelago ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year. It is not reasonably anticipated that required minimum contributions to any Archipelago Pension Plan under Section 412 of the Code will be increased by application of Section 412(l) of the Code. Neither Archipelago nor any of its Subsidiaries has provided, or is required to provide, security to any Archipelago Pension Plan or to any single-employer plan of an Archipelago ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(v) Under each Archipelago Pension Plan which is a single-employer plan, as of the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Archipelago Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Archipelago Pension Plan.

(vi) As of the date hereof, there is no pending or, to the knowledge of Archipelago, threatened, litigation relating to the Archipelago Benefit Plans that, individually or in the aggregate, has had, or is reasonably expected to have, an Archipelago Material Adverse Effect. Neither Archipelago nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Archipelago ERISA Plan or collective bargaining agreement. Archipelago or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(vii) There has been no amendment to, announcement by Archipelago or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Archipelago Benefit Plan which would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, stockholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (A) entitle any Archipelago Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Archipelago Benefit Plans, or (C) limit or restrict the right of Archipelago or, after the consummation of the Mergers or any other transactions contemplated hereby, NYSE Group to merge, amend or terminate any of the Archipelago Benefit Plans.

(viii) Neither Archipelago nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan or has made any payments or will make any payments that has resulted or would result, separately or in the aggregate, in the payment of any amount that will not be fully deductible as a result of Section 162(m) of the Code.

(k) Tax Matters. Neither Archipelago nor any of its affiliates has taken or agreed to take any action, nor, to the knowledge of Archipelago, there exists any fact or circumstance, that would prevent or impede, or would be reasonably likely to prevent or impede, the NYSE Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or the NYSE LLC Merger and the Archipelago Merger, taken together, from qualifying as a transaction described in Section 351 of the Code.

(l) Taxes.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have an Archipelago Material Adverse Effect: (A) all Tax Returns that are required to be filed by Archipelago or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true and complete; (B) all Taxes that are shown as due on such filed Tax Returns or that Archipelago or any of its Subsidiaries are obligated to withhold from amounts owing to any Archipelago Employee, creditor or third party have been timely paid, except with respect to matters for which adequate reserves have been established; (C) neither Archipelago nor any of its Subsidiaries have waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (D) all Taxes due and payable by Archipelago or any of its Subsidiaries have been adequately provided for in the financial statements of Archipelago and its Subsidiaries for all periods ending through the date hereof (including the Archipelago Financial Statements) and, as of the date hereof, no material deficiency with respect to any Tax has been proposed, asserted or assessed against Archipelago or any of its Subsidiaries; (E) neither Archipelago nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the three years prior to the date of this Agreement; and (F) none of Archipelago or any of its Subsidiaries has any liability for Taxes of any Person (other than Archipelago or any of its Subsidiaries) under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(ii) No claim has been made by a Taxing Authority in a jurisdiction where Archipelago or any of its Subsidiaries does not file Tax Returns that Archipelago or any of its Subsidiaries is or may be subject to Taxation in that jurisdiction.

(iii) No private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Taxing Authority with respect to Archipelago or any of its Subsidiaries for any taxable year for which the statute of limitations has not yet expired.

(iv) None of Archipelago or any of its Subsidiaries will be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing, to include any material adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign Law) in Taxable income for any Tax period beginning on or after the Closing Date, or (B) any “closing agreement” as described in Section 7121 of the Code (or similar provision of state, local or foreign Law), to include any material item of income in or exclude any material item of deduction from any Tax period beginning on or after the Closing Date;

(v) None of Archipelago or any Subsidiary has engaged in any transactions that is a “reportable transaction” for purposes of § 1.6011-4(b).

(vi) Neither the execution of this Agreement nor the consummation of the Merger or any other transactions contemplated by this Agreement, either alone or in conjunction with any other event, will result in any payment under any compensation plans or otherwise which alone or together with all other payments would constitute a “parachute payment” to any “disqualified individual” as those terms are defined in Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(m) Labor Matters. Neither Archipelago nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is Archipelago or any of its Subsidiaries the subject of any material proceeding asserting that Archipelago or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of Archipelago, threatened, nor has there been for the past five years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving Archipelago or any of its Subsidiaries.

(n) Insurance. All insurance policies maintained by Archipelago and its Subsidiaries provide coverage for those risks reasonably foreseeable with respect to the business of Archipelago and its Subsidiaries, and their respective properties and assets as is customary for companies conducting the business conducted by Archipelago and its Subsidiaries during such time period, are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, and are sufficient for compliance with all Laws currently applicable to Archipelago and its Subsidiaries. None of Archipelago or any of its Subsidiaries has received any notice of cancellation or termination with respect to any insurance policy of Archipelago or its Subsidiaries. The insurance policies of Archipelago and its Subsidiaries are valid and enforceable policies in all respects. No claims have been made under Archipelago’s directors’ and officers’ liability insurance policies since December 31, 2001, and, as of the date of this Agreement, no such claims are pending.

(o) Intellectual Property.

(i) Except as has not had or is not reasonably expected to have an Archipelago Material Adverse Effect, (A) Archipelago and/or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or necessary to the operation of the business of Archipelago as currently conducted (the “Archipelago Intellectual Property”), and (B) the consummation of the transactions contemplated by this Agreement will not alter or impair such rights. Except as has not had or is not reasonably expected to have an Archipelago Material Adverse Effect: (A) the Archipelago Intellectual Property owned by Archipelago is valid, subsisting and enforceable, (B) Archipelago’s and/or its Subsidiaries’ ownership of and right to use the Archipelago Intellectual Property is free and clear of any lien, pledge, security interest or other encumbrance and (C) no other Person has the right to use any of the owned Archipelago Intellectual Property, except pursuant to non-exclusive license grants made in writing by Archipelago. All material Contracts under which Archipelago or any of its Subsidiaries licenses or otherwise permits another Person, or is licensed or otherwise permitted by another Person, to use any Archipelago Intellectual Property (the “Archipelago Intellectual Property Contracts”) are legal, valid, binding and enforceable against the other party, and are in full force and effect, subject to Bankruptcy and Equity Exceptions. Except as has not had or is not reasonably expected to have an Archipelago Material Adverse Effect, no claim has been made that Archipelago or any of its Subsidiaries, or to the knowledge of Archipelago, another person, has breached any Archipelago Intellectual Property Contract.

(ii) There are no pending or, to the knowledge of Archipelago, threatened claims by any Person alleging infringement by Archipelago or its Subsidiaries for their use of any Archipelago Intellectual Property that are reasonably expected to have an Archipelago Material Adverse Effect. Except as has not had or is not reasonably expected to have an Archipelago Material Adverse Effect, to the knowledge of Archipelago, the conduct of the business of Archipelago as currently conducted does not infringe upon any Intellectual Property rights or any other proprietary right of any Person. To the knowledge of Archipelago, there is no unauthorized use, infringement or misappropriation and other violation of Archipelago Intellectual Property by any Person, including any Employee of Archipelago or any of its Subsidiaries, except as would not reasonably be likely to have an Archipelago Material Adverse Effect. Archipelago and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of the trade secrets and other non-public information owned by Archipelago or its Subsidiaries, or received from third Persons which Archipelago or its Subsidiaries is obligated to treat as confidential, except for such steps the failure of which to have taken has not, individually or in the aggregate, had or reasonably be expected to have an Archipelago Material Adverse Effect.

(iii) To the knowledge of Archipelago and except as has not had or is not reasonably expected to have an Archipelago Material Adverse Effect, the IT Assets of Archipelago operate and perform in all material respects in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by Archipelago and its Subsidiaries in connection with the business of Archipelago as currently conducted. Each of Archipelago and its Subsidiaries has implemented reasonable backup and disaster recovery measures consistent with industry standards.

(p) Brokers and Finders. None of Archipelago, its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Mergers or the other transactions contemplated by this Agreement, except that Archipelago has employed Goldman, Sachs & Co. to facilitate the transactions contemplated hereby, and Greenhill & Co., LLC as its financial advisor, the arrangements with which have been disclosed in writing to NYSE prior to the date hereof.

(q) PCX Transaction. Archipelago has made available to NYSE a true and complete copy of the PCX Merger Agreement, all amendments thereto and all other agreements containing any material term or condition regarding the PCX Transaction and any waivers relating to any of the foregoing.

ARTICLE VII

Covenants

7.1. Interim Operations.

NYSE and Archipelago each covenants and agrees as to itself and its Subsidiaries (including, in the case of Archipelago, PCX Holdings and its Subsidiaries after the acquisition of PCX Holdings is consummated) that, after the date hereof and until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms (unless NYSE (in the case of Archipelago) or Archipelago (in the case of NYSE) shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement or, in the case of Archipelago, except as otherwise set forth in Schedule 7.1 of the Archipelago Disclosure Letter or, in the case of NYSE, except as otherwise set forth in Schedule 7.1 of the NYSE Disclosure Letter):

(a) in the case of NYSE and Archipelago, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve its business organization intact and maintain its existing relations and goodwill with all Governmental Entities (including the SEC), providers of order flow, customers, suppliers, distributors, creditors, lessors, Employees, business associates, Members and stockholders, as appropriate;

(b) (i) in the case of NYSE and Archipelago, it shall not issue, sell, pledge, dispose of or encumber any membership interests or capital stock, as appropriate, owned by it in any of its Subsidiaries; (ii) in the case of Archipelago, except as set forth in Article III of this Agreement, it shall not amend its certificate of incorporation, constitution or bylaws, as applicable; (iii) in the case of NYSE and Archipelago, it shall not split, combine or reclassify its outstanding membership interests or shares of capital stock, as appropriate; (iv) in the case of NYSE and Archipelago, it shall not declare, set aside or pay any type of dividend, whether payable in cash, stock or property, in respect of any membership interests or capital stock, as appropriate, other than (A) any cash dividend permitted under Section 7.16, (B) in the case of NYSE, dividends payable by direct or indirect wholly owned Subsidiaries of NYSE to NYSE or other direct or indirect wholly owned Subsidiaries of NYSE and (C) in the case of Archipelago, dividends payable by direct or indirect wholly owned Subsidiaries of Archipelago to Archipelago or other direct or indirect wholly owned Subsidiaries of Archipelago; or (v) in the case of NYSE and Archipelago, it shall not repurchase, redeem or otherwise acquire (except, in the case of Archipelago, in connection with the Archipelago Stock Plans and the acquisition of PCX Holdings on the terms set forth on Section 7.1 of the Archipelago Disclosure Letter), or permit any of its Subsidiaries to purchase or otherwise acquire, any membership interests or shares of its capital stock, as applicable, or any securities convertible into or exchangeable or exercisable for any membership interests or shares of its capital stock, as applicable;

(c) neither it nor any of its Subsidiaries shall (i) in the case of NYSE and Archipelago, issue, sell, pledge, dispose of or encumber any membership interests or shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, capital stock of any class, as appropriate, or any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with Members of NYSE or stockholders of Archipelago, as the case may be, on any matter, or, in the case of Archipelago, any other property or assets other than Archipelago Shares issuable pursuant to stock-based awards outstanding on or awarded prior to the date hereof under the Archipelago Stock Plans (other than the issuance of any Archipelago Shares pursuant to the acquisition of PCX Holdings on the terms set forth in the PCX Merger Agreement and otherwise on Section 7.1 of the Archipelago Disclosure Letter and pursuant to Section 7.1(d)(ii)(B)); (ii) in the case of Archipelago, other than in the ordinary and usual course of business, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other material property or assets (including membership interests or capital stock of any of its Subsidiaries); (iii) in the case of NYSE (unless NYSE shall have consulted with Archipelago prior to taking such action) and in the case of Archipelago, incur or modify any indebtedness or other liability (including any guarantee of such material indebtedness or other liability) in an amount in excess of $20,000,000 individually or $40,000,000 in the aggregate; (iv) in the case of NYSE (unless NYSE shall have consulted with Archipelago prior to taking such action) and in the case of Archipelago, make or authorize or commit for any capital expenditures, except (A) in cases of clause (iv), as provided in the Business Plan for each of NYSE and Archipelago, respectively, that has been provided to the other prior to the date of this Agreement (provided that each of NYSE and Archipelago shall be permitted to make or authorize or commit for any capital expenditures in an amount that is between 90% and 110% of the amounts set forth in such Party’s respective Business Plan) or (B) in the case of clause (i), for such amounts in cash or Archipelago Shares, securities convertible into or exchangeable or exercisable for, or option, warrants, calls, commitments or rights of any kind to acquire Archipelago Shares, or Archipelago shall issue pursuant to the PCX Transaction on the terms set forth in the PCX Merger Agreement and otherwise on Section 7.1 of the Archipelago Disclosure Letter; or (v) other than the acquisition of PCX Holdings on the terms set forth in the PCX Merger Agreement and otherwise on Section 7.1 of the Archipelago Disclosure Letter, in the case of Archipelago, enter into or consummate any acquisitions or other types of non-ordinary-course transactions;

(d) in the case of Archipelago, neither it nor any of its Subsidiaries shall (i) terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any Archipelago Benefit Plan, as the case may be, or any other arrangement that would be an Archipelago Benefit Plan if in effect on the date hereof other than offer letters provided to newly-hired employees (other than offer letters to executive officers of Archipelago and its Subsidiaries or to employees whose base salary is in excess of $300,000); provided that such offer letters do not include any compensation or benefits that vest, accelerate or otherwise are affected by or result in any payment or funding upon the occurrence of any of the transactions contemplated by this Agreement, or (ii) increase the salary, wage, bonus or other compensation of any employees or fringe benefits of any director, officer or employee or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, except (A) increases occurring in the ordinary and usual course of business consistent with past practice (which shall include normal periodic performance reviews and related increases of annual base salaries not to exceed 4% in the aggregate or 6% for any individual officer or employee) and (B) new grants of up to 1,000,000 restricted stock units which shall be granted in amounts and on terms and conditions in the ordinary course of business consistent with past practice prior to the Determination Date or (iii) enter into or renew any contract, agreement, commitment or arrangement (other than a renewal occurring in accordance with the terms thereof) providing for the payment to any director, officer or employee of such party of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement or (iv) provide, with respect to the grant of any stock option, restricted stock, restricted stock unit or other equity-related award (or with respect to any outstanding equity-related award) that the vesting of any such stock option, restricted stock, restricted stock unit or other equity-related award or any Archipelago Benefit Plan shall accelerate or otherwise be affected by or result in any payment or funding upon the occurrence of any of the transactions contemplated by this Agreement (except the restricted stock units granted pursuant to clause (ii)(B) of this Section 7.1(d) may include a double trigger vesting provision which are the same as previously granted awards);

(e) except in the ordinary and usual course of business consistent with past practice, in the case of NYSE (unless NYSE shall have consulted with Archipelago prior to taking such action) and in the case of Archipelago, neither it nor any of its Subsidiaries shall settle or compromise any material claims or litigation and, in the case of Archipelago, neither it nor any of its Subsidiaries shall modify, amend or terminate any of its material Contracts or waive, release or assign any material rights or claims;

(f) in the case of Archipelago, neither it nor any of its Subsidiaries shall make or change any material Tax election (other than (i) routine elections made on the first corporate income tax return of Archipelago or (ii) elections consistent with elections in effect for Archipelago immediately prior to its conversion from a limited liability company to a corporation), change any material method of Tax accounting, file any materially amended Tax Return, or settle or compromise any material audit or proceeding relating to Taxes (provided, however, that NYSE shall be deemed to have consented to any such Tax election if NYSE has not indicated an objection to making such Tax election within five business days after NYSE’s receipt of written notice stating Archipelago’s intent to make such election); or permit any insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated except in the ordinary and usual course of business;

(g) in the case of NYSE (unless NYSE shall have consulted with Archipelago prior to taking such action) and in the case of Archipelago, neither it nor any of its Subsidiaries shall permit any change in its credit practices or accounting principles, policies or practice (including any of its practices with respect to accounts receivable or accounts payable), except to the extent that any such changes in accounting principles, policies or practices shall be required by changes in GAAP;

(h) in case of Archipelago, it shall not make any amendment, waiver or modification to the Agreement and Plan of Merger, dated January 3, 2005 (the “PCX Merger Agreement”), among PCX Holdings, Inc. (“PCX Holdings”), Archipelago and New Apple Acquisitions Corporation, or any transactions contemplated thereby (the “PCX Transaction”), or any other agreement relating to or in connection with the PCX Transaction;

(i) in the case of NYSE and Archipelago, neither it nor any of its Subsidiaries shall enter into any “non-compete” or similar Contract that would materially restrict the business of NYSE Group or any of its Subsidiaries following the Effective Time;

(j) except as permitted pursuant to Section 7.1(d), in the case of Archipelago, neither it nor any of its Subsidiaries shall enter into any Contract between itself, on the one hand, or any of its affiliates, employees, officers or directors, on the other hand;

(k) in the case of Archipelago, neither it nor any of its Subsidiaries will file with the SEC any application to change any of its rules or regulations unless it shall simultaneously provide a written copy of such application to NYSE; and

(l) in the case of NYSE and Archipelago, neither it nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing set forth in Sections 7.1(a)–(k) if NYSE or Archipelago, as applicable, would be prohibited by the terms of Sections 7.1(a)–(k) from doing the foregoing. Notwithstanding anything to the contrary in this Agreement, NYSE shall have the right to agree to and to consummate any acquisitions of another Person, including by agreeing to issue equity interests in NYSE Group to such Person; provided that such issuance shall not exceed a number of NYSE Group Common Stock equal to 25% of the outstanding NYSE Membership Interests, on an as-converted basis using the NYSE Exchange Ratio. Any issuance of NYSE Membership Interests in connection with the foregoing shall cause a pro rata adjustment to each of the NYSE Exchange Ratio and the Archipelago Exchange Ratio.

7.2. Acquisition Proposals.

(a) Without limitation on any of such party’s other obligations under this Agreement (including under Article VII hereof), each of NYSE and Archipelago agrees that, from and after the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its reasonable best efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate, or induce any inquiries or the making, submission or announcement of, any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (ii) have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

An “Acquisition Proposal” for Archipelago or NYSE means any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition or purchase of Archipelago or NYSE, as applicable, or any of its Subsidiaries that constitutes 10% or more of the consolidated gross revenue or consolidated gross assets of Archipelago or NYSE, as applicable, and its Subsidiaries, taken as a whole (such Subsidiary, a “Major Subsidiary”); (ii) any direct or indirect acquisition or purchase of (A) 10% or more of any class of equity securities or voting power or 10% or more of the consolidated gross assets of Archipelago or NYSE, as applicable, or (B) 50% or more of any class of equity securities or voting power of any of its Major Subsidiaries; (iii) any tender offer that, if consummated, would result in any Person beneficially owning 10% or more of any class of equity securities or voting power of Archipelago or NYSE, as applicable; (iv) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Archipelago or NYSE, as applicable, or any Major Subsidiary of Archipelago or NYSE, as applicable, in each case other than the transactions contemplated by this Agreement and other than any transaction set forth in Section 7.2 of the Archipelago Disclosure Letter.

(b) Within two business days after receipt of an Acquisition Proposal or any request for nonpublic information or inquiry that Archipelago reasonably believes could lead to an Acquisition Proposal for Archipelago or that NYSE reasonably believes could lead to an Acquisition Proposal for NYSE, Archipelago or NYSE, as applicable, shall provide the other party hereto with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person making any such Acquisition Proposal, request or inquiry. Thereafter, Archipelago or NYSE, as applicable, shall provide the other party hereto, as promptly as practicable, with oral and written notice setting forth all such information as is reasonably necessary to keep such other party informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry.

(c) Notwithstanding anything in this Agreement to the contrary, each of NYSE and Archipelago or its respective Board of Directors shall be permitted to (A) to the extent applicable, comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (B) effect a Change in NYSE Recommendation prior to the receipt of the NYSE Requisite Vote or Change in Archipelago Recommendation prior to the receipt of the Archipelago Requisite Vote, as the case may be, or (C) prior to the receipt of the NYSE Requisite Vote in the case of NYSE and prior to the receipt of the Archipelago Requisite Vote in the case of Archipelago, engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that, (i) in the case of clause (B) above, it has received an unsolicited bona fide written Acquisition Proposal from a third party and its Board of Directors concludes in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (ii) in the case of clause (C) above, its Board of Directors concludes in good faith (after consultation with its outside legal counsel and financial advisors) that there is a reasonable likelihood that such Acquisition Proposal could constitute a Superior Proposal, (iii) in the case of clause (B) or (C) above, its Board of Directors, after consultation with its outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (iv) in the case of clause (C) above, prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, its Board of Directors receives from such Person an executed confidentiality agreement with terms no less restrictive, in the aggregate, than those contained in the Confidentiality Agreement, and (v) in the case of clause (C) above, NYSE or Archipelago, as the case may be, is not then in material breach of its obligations under this Section 7.2. Each of NYSE and Archipelago agrees that it will, and will cause its senior officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. Each of NYSE and Archipelago agrees that it will use reasonable best efforts to promptly inform its directors, officers, agents and representatives of the obligations undertaken in this Section 7.2. Nothing in this Section 7.2 shall (x) permit Archipelago or NYSE to terminate this Agreement (except as specifically provided in Article IX hereof) or (y) affect any other obligation of Archipelago or NYSE under this Agreement, except as otherwise expressly set forth in this Agreement. Neither Archipelago nor NYSE shall submit to the vote of its stockholders or Members, as the case may be, any Acquisition Proposal other than the Archipelago Merger or NYSE Mergers, respectively.

“Superior Proposal” means, with respect to Archipelago or NYSE, as the case may be, a bona fide written Acquisition Proposal obtained not in breach of this Section 7.2 for or in respect of: (a) in the case of Archipelago, all of the outstanding voting power of and economic interest in the capital stock of Archipelago or all of the assets of Archipelago and its Subsidiaries, on a consolidated basis, or (b) in the case of NYSE, 50% or more of the NYSE Membership Interests or assets of NYSE and its Subsidiaries, on a consolidated basis, in each case, on terms that the Board of Directors of Archipelago or NYSE, as applicable, in good faith concludes (following receipt of the advice of its financial advisors and outside legal counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the Acquisition Proposal and this Agreement, and taking into account any improved terms that Archipelago or NYSE, as the case may be, have offered pursuant to Section 9.3(a) or 9.4(a), as the case may be, deemed relevant by such Board of Directors (including conditions to and expected timing and risks of consummation and the ability of the party making such proposal to obtain financing for such Acquisition Proposal) are more favorable from a financial point of view to the stockholders of Archipelago or members of NYSE, as applicable, than the Mergers (after taking into account any such improved terms).

7.3. Preparation of Proxy Statements; Information Supplied.

(a) As promptly as reasonably practicable following the date hereof, NYSE and Archipelago shall cooperate in preparing and shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the joint proxy statement/prospectus relating to the matters to be submitted to the NYSE members at the NYSE Members Meeting and the matters to be submitted to the Archipelago stockholders at the Archipelago Stockholders Meeting (such proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and NYSE Group shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of NYSE Group Common Stock in the Mergers (such Form S-4, and any amendments or supplements thereto, the “S-4 Registration Statement”). The Joint Proxy Statement/Prospectus will be included as a prospectus in and will constitute a part of the S-4 Registration Statement as NYSE Group’s prospectus.

(b) Each of NYSE and Archipelago shall use reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the S-4 Registration Statement declared effective by the SEC and to keep the S-4 Registration Statement effective as long as is necessary to consummate the Mergers and the transactions contemplated thereby. NYSE and Archipelago shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Joint Proxy Statement/Prospectus or the S-4 Registration Statement received from the SEC. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the S-4 Registration Statement prior to filing such with the SEC and will provide each other with a copy of all such filings made with the SEC.

(c) Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the S-4 Registration Statement shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed; provided that NYSE, in connection with a Change in NYSE Recommendation, and Archipelago, in connection with a Change in the Archipelago Recommendation, may amend or supplement the Joint Proxy Statement/Prospectus or the S-4 Registration Statement (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such a Change, and in such event, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its Board of Directors’ deliberations and conclusions to be accurately described. A “Qualifying Amendment” means an amendment or supplement to the Joint Proxy Statement/Prospectus or S-4 Registration Statement (including by incorporation by reference) to the extent that it contains (i) a Change in the NYSE Recommendation or a Change in the Archipelago Recommendation (as the case may be), (ii) a statement of the reasons of the Board of Directors of NYSE or Archipelago (as the case may be) for making such Change in the NYSE Recommendation or Change in the Archipelago Recommendation (as the case may be) and (iii) additional information reasonably related to the foregoing.

(d) NYSE will use reasonable best efforts to cause the Joint Proxy Statements/Prospectus to be mailed to NYSE Members, and Archipelago will use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Archipelago’s stockholders, in each case as promptly as practicable after the S-4 Registration Statement is declared effective under the Securities Act.

(e) NYSE Group shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the Mergers, and each of NYSE and Archipelago shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action.

(f) Each party will advise the other party, promptly after it receives notice thereof, of the time when the S-4 Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the NYSE Group Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the S-4 Registration Statement.

(g) NYSE and Archipelago each agrees, as to itself and its Subsidiaries, that none of the information, supplied or to be supplied by it or its Subsidiaries and solely to the extent that such information pertains to it, its Subsidiaries, affiliates, directors, officers or stockholders, for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing and at the time of the NYSE Members Meeting and Archipelago Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. NYSE Group will cause the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. If at any time prior to the Effective Time any information relating to NYSE or Archipelago, or any of their respective affiliates, officers or directors, should be discovered by NYSE or Archipelago which should be set forth in an amendment or supplement to any of the S-4 Registration Statement or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of NYSE and Archipelago.

(h) NYSE and Archipelago each shall use its reasonable best efforts to cause to be delivered to the other party and its directors a letter of its independent auditors, dated (i) the date on which the S-4 Registration Statement shall become effective and (ii) the Closing Date, and addressed to the other party and its directors, in form and substance customary for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.

7.4. Members Meeting; Stockholders Meeting.

(a) NYSE will take, in accordance with applicable Law and its certificate of incorporation and constitution, all action necessary to convene a meeting of its Members (the “NYSE Members Meeting”) on a date determined in accordance with the mutual agreement of NYSE and Archipelago (the “Meeting Date”), which date shall be as promptly as practicable (but in no event more than 35 calendar days or such longer period as may be required under NYSE’s Constitution) after the S-4 Registration Statement is declared effective and, to the extent permissible, the SEC shall have granted any necessary approvals for the consummation of the transactions contemplated by this Agreement (including any approvals of any application under Rule 19b-4 of the Exchange Act submitted in connection with the transactions contemplated by this Agreement). Subject to fiduciary obligations under applicable Law, the Board of Directors of NYSE shall recommend such adoption or approval, as the case may be, and shall take all lawful action to solicit such adoption and approval. In the event that subsequent to the date hereof, the Board of Directors of NYSE determines that this Agreement is no longer advisable and either makes no recommendation or recommends that its stockholders reject this Agreement (a “Change in NYSE Recommendation”), NYSE shall nevertheless submit this Agreement to its Members for adoption at the NYSE Members Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the NYSE Members Meeting.

(b) Archipelago will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of its stockholders (the “Archipelago Stockholders Meeting”) on the Meeting Date to consider and vote upon the adoption and approval of this Agreement. Subject to fiduciary obligations under applicable Law, the Board of Directors of Archipelago shall recommend such adoption or approval, as the case may be, and shall take all lawful action to solicit such adoption and approval. In the event that subsequent to the date hereof, the Board of Directors of Archipelago determines that this Agreement is no longer advisable and either makes no recommendation or recommends that its stockholders reject this Agreement (a “Change in Archipelago Recommendation”), Archipelago shall nevertheless submit this Agreement to its stockholders for adoption at the Archipelago Stockholders Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the Archipelago Stockholders Meeting.

7.5. Reasonable Best Efforts; Regulatory Filings and Other Actions.

(a) Reasonable Best Efforts; Regulatory Filings. NYSE and Archipelago shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement (including the New NYSE Operating Agreement, New Archipelago Charter, or such alternative amendments to the certificates of incorporation, certificate of formation, limited liability company agreement, constitution or bylaws, as applicable, of NYSE, NYSE Merger Corporation Sub, NYSE Merger Sub LLC, Archipelago, NYSE Group, Archipelago Merger Sub and/or any of their respective Subsidiaries, as the case may be, or alternative changes to market or regulatory structure as may be required to consummate and make effective the Mergers) as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, authorizations and other Permits (including all approvals and consents to be obtained from the SEC) (collectively, “Consents”) necessary or advisable to be obtained from any third party and/or any Governmental Entity or Self-Regulatory Organization (if any) in order to consummate the transactions contemplated by this Agreement; provided, however, that nothing in this Section 7.5 shall require, or be construed to require, NYSE or Archipelago to (A) proffer to, or agree to, sell or hold separate and agree to sell, before or after the Effective Time, any assets, businesses, or interests in any assets or businesses of NYSE Group, NYSE, Archipelago or any of their respective Subsidiaries or affiliates (or to consent to any sale, or agreement to sell, by NYSE Group, NYSE or Archipelago or any of their respective Subsidiaries or affiliates, as the case may be, of any of its assets or businesses), if such action would, individually or in the aggregate, reasonably be expected to result in an NYSE Substantial Detriment or (B) agree to any changes or restriction in the market or regulatory structure of NYSE Group, NYSE or Archipelago or any of their respective Subsidiaries or affiliates or in any of their respective operations of any such assets or businesses (including any requirement to effect the NYSE Regulation Transfer), if such changes or restrictions would, individually or in the aggregate, reasonably be expected to result in an Archipelago Substantial Detriment. Subject to applicable Law and the instructions of any Governmental Entity, NYSE and Archipelago shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by NYSE or Archipelago, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions.

“Archipelago Substantial Detriment” means (i) when used with respect to Archipelago and its Subsidiaries, a material adverse effect on (A) the business, continuing results of operations or financial condition of Archipelago and its Subsidiaries, taken as a whole or (B) following the direct or indirect acquisition of the PCX by Archipelago or any of its Subsidiaries, the authority or ability of the PCX to continue as a national securities exchange and self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act); and (ii) when used with respect to NYSE and its Subsidiaries, (A) any effect on the business, continuing results of operations or financial condition of NYSE and its Subsidiaries, taken as a whole, that would have been an Archipelago Substantial Detriment if it had occurred with respect to Archipelago and its Subsidiaries or (B) a material adverse effect on the authority or ability of NYSE to continue as a national securities exchange and self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act).

“NYSE Substantial Detriment” means (i) when used with respect to NYSE and its Subsidiaries, a material adverse effect on (A) the business, continuing results of operations or financial condition of NYSE and its Subsidiaries, taken as a whole or (B) the authority or ability of NYSE to continue as a national securities exchange and self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act); and (ii) when used with respect to Archipelago and its Subsidiaries, (A) any effect on the business, continuing results of operations or financial condition of Archipelago and its Subsidiaries, taken as a whole, that would have been an NYSE Substantial Detriment if it had occurred with respect to NYSE and its Subsidiaries or (B) following the direct or indirect acquisition of the PCX by Archipelago or any of its Subsidiaries, a material adverse effect on the authority or ability of the authority or ability of the PCX to continue as a national securities exchange and self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act).

(b) Market and Regulatory Structure Matters. Unless otherwise required by fiduciary obligations under applicable Law, the respective Boards of Directors of NYSE and Archipelago shall each consider and make such determination with respect to the other party, its Related Persons (as defined in the certificate of incorporation of Archipelago) and the Persons of which Archipelago and its Related Persons are Related

Persons, as required by any Governmental Entity and, in the case of Archipelago, any Self-Regulatory Organization whose consent is required for the consummation of the Merger. NYSE and its Board of Directors and Archipelago and its Board of Directors shall use their respective reasonable best efforts to provide such information to the SEC as is required with respect to the consideration by the SEC of the amendments to the certificates of incorporation or bylaws of NYSE and/or Archipelago or alternative changes to market or regulatory structure as may be required to consummate and make effective the Mergers.

(c) Prior Review of Certain Information. Subject to applicable Laws relating to the sharing of information, NYSE and Archipelago shall have the right to review in advance, and to the extent practicable, each will consult the other on any filing made with, or written materials submitted to, any third party and/or any Governmental Entity and, in the case of Archipelago, Self-Regulatory Organization (if applicable), in connection with the Mergers and the other transactions contemplated by this Agreement (including the Joint Proxy Statement/Prospectus). NYSE and Archipelago shall provide the other party with the opportunity to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby.

(d) Furnishing of Information. NYSE and Archipelago each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement/Prospectus, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of NYSE Group, NYSE, Archipelago or any of their respective Subsidiaries to any third party and/or any Governmental Entity and, in the case of Archipelago, Self-Regulatory Organization (if applicable), in connection with the Mergers and the other transactions contemplated by this Agreement.

(e) Status Updates and Notice. Subject to applicable Law and the instructions of any Governmental Entity and, in the case of Archipelago, Self-Regulatory Organization (if applicable), NYSE and Archipelago each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by NYSE or Archipelago, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity and, in the case of Archipelago, Self-Regulatory Organization (if applicable), with respect to such transactions. NYSE and Archipelago each shall give prompt notice to the other of any change that is reasonably expected to have a NYSE Material Adverse Effect or an Archipelago Material Adverse Effect, respectively.

7.6. Access. Subject to applicable Law relating to the sharing of information, upon reasonable notice, and except as may otherwise be required by applicable Law, NYSE and Archipelago each shall (and shall cause its Subsidiaries to) afford the other’s officers, employees, counsel, accountants, consultants and other authorized representatives (“Representatives”) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 7.6 shall affect or be deemed to modify any representation or warranty made by NYSE or Archipelago; provided, further, that the foregoing shall not require NYSE or Archipelago (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of NYSE or Archipelago, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if NYSE or Archipelago, as the case may be, shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to disclose any privileged information of NYSE or Archipelago, as the case may be, or any of its Subsidiaries, (iii) in the case of NYSE, to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by NYSE or any other regulatory activities that the Chief Regulatory Officer of NYSE determines, in his or her sole discretion, is confidential and inappropriate to disclose to Archipelago, or (iv) in the case of Archipelago if Archipelago directly or indirectly acquires the PCX, to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by the PCX or any other regulatory activities that the Chief Regulatory Officer of the PCX determines, in his or her sole discretion, is confidential and inappropriate to disclose to NYSE. All requests for information made pursuant to this Section 7.6 shall be directed to an executive officer of NYSE or Archipelago, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be, with a copy to the General Counsel of such party. All such information shall be governed by the terms of the Confidentiality Agreement.

7.7. Affiliates.

(a) Section 7.7 of the NYSE Disclosure Letter contains a list of those Persons who, as of the date of this Agreement, may be deemed to be “affiliates” of NYSE for purposes of Rule 145 under the Securities Act. Not less than 45 days prior to the Meeting Date, NYSE shall update Section 7.7 of the NYSE Disclosure Letter to add to such list the names of any other Person subsequently identified by NYSE as a Person who may be deemed to be such an affiliate of NYSE. NYSE shall keep such list updated as necessary to reflect changes from the Meeting Date and shall use reasonable best efforts to cause each person identified on such list to deliver to NYSE Group not less than 30 days prior to the Effective Time, a customary “affiliates” letter, dated as of the Closing Date, in form and substance satisfactory to NYSE and Archipelago (the “Affiliates Letter”).

(b) Section 7.7 of the Archipelago Disclosure Letter contains a list of those Persons who, as of the date of this Agreement, may be deemed to be “affiliates” of Archipelago for purposes of Rule 145 under the Securities Act. Not less than 45 days prior to the Meeting Date, Archipelago shall update Section 7.7 of the Archipelago Disclosure Letter to add to such list the names of any other Person subsequently identified by Archipelago as a Person who may be deemed to be such an affiliate of Archipelago. Archipelago shall keep such list updated as necessary to reflect changes from the Meeting Date and shall use reasonable best efforts to cause each person identified on such list to deliver an Affiliates Letter to NYSE Group not less than 30 days prior to the Effective Time.

7.8. Exchange Listing and De-listing. NYSE and Archipelago shall use their reasonable best efforts to cause the shares of NYSE Group Common Stock to be issued in the Mergers pursuant to Article V of this Agreement and the shares of NYSE Group Common Stock to be reserved for issuance upon exercise of the Archipelago Options to be approved for listing on NYSE, subject to official notice of issuance, prior to the Closing Date (or if such listing is not approved or permitted, another national securities exchange). Archipelago shall cause the suspension of trading of shares of Archipelago from any registered national securities exchange, effective as of the Closing, and shall have filed prior to the Closing an application to delist the shares of Archipelago from any registered securities exchange.

7.9. Publicity. The initial press release regarding the Mergers shall be a joint press release and thereafter NYSE and Archipelago shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts (i) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan and (ii) unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in or consistent with the Joint Proxy Statement/Prospectus in accordance with the provisions of Section 7.3, neither NYSE nor Archipelago shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

7.10. Employment and Benefit Levels.

(a) After the Effective Date and until the later of (i) December 31, 2006 and (ii) the first anniversary of the Effective Date, NYSE Group shall provide or cause to be provided, to Archipelago Employees compensation (including base salary and annual cash bonus opportunities, but excluding equity compensation, which shall be discretionary) and pension and welfare benefits that are no less favorable in value in the aggregate than those provided to Archipelago Employees immediately before the Effective Time. NYSE Group shall provide that any Archipelago Employees who become participants in NYSE Group employee benefit plans or programs will be given credit under such plans and programs, for purposes of eligibility, vesting and benefit accrual thereunder, for all service recognized by Archipelago or any of its Subsidiaries as if such service were with NYSE Group and its Subsidiaries, to the same extent such service was credited under a comparable plan of Archipelago (for this purposes, all employee pension benefit plans shall be treated as comparable), except (x) as such service credit would result in a duplication of benefits, (y) to the extent that any new plan is established by NYSE Group that does not recognize service of similarly-situated employees of NYSE and its Subsidiaries and (z) benefit accrual will not be provided under defined benefit pension benefit plans. NYSE Group shall honor all Archipelago Benefit Plans in accordance with their terms as in effect immediately before the Effective Time, provided, however, that nothing herein shall prohibit NYSE Group or Archipelago or any of their respective subsidiaries from amending or terminating any such plan in accordance with its terms. Subject to the terms thereof, NYSE Group shall assume and honor the employment agreements and change-in-control severance agreements set forth in Section 7.10 of the Archipelago Disclosure Letter.

(b) At the Effective Time, NYSE Group will pay each participant in the Archipelago Management Annual Bonus Plan (the “Bonus Plan”) who remains employed through the Effective Time for the year in which the Effective Time occurs, an annual bonus in an amount equal to the product of (x) the annual bonus earned by participants for the year in which the Effective Time occurs under the Bonus Plan (assuming a full year of performance) as reasonably determined in good faith and consistent with past practice by the Archipelago Compensation Committee and (y) a fraction, the numerator of which is the number of days elapsed in the plan year from the commencement of the plan year until the date on which the Effective Time occurs and the denominator of which is 365. If the Effective Time occurs in 2006, Archipelago shall be permitted, prior to the Effective Time, (i) to pay annual bonuses for 2005 in an amount equal to the annual bonus earned by participants for the 2005 year and (ii) to establish bonus targets, maximums and performance goals for 2006 in the ordinary course of business consistent with past practice.

(c) NYSE hereby acknowledges that a “change in control” within the meaning of each Archipelago Benefit Plan will occur upon the Effective Time.

7.11. Taxation. Subject to Section 7.2, neither Archipelago nor NYSE shall take or cause to be taken any action, whether before or after the Effective Time, that would prevent or impede, or would be reasonably likely to prevent or impede, the NYSE Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or the NYSE LLC Merger and the Archipelago Merger, taken together, from qualifying as a transaction described in Section 351 of the Code.

7.12. Expenses. Subject to Sections 7.2 and 9.5, whether or not the Mergers are consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except (a) if the Mergers are consummated, the surviving entity of each Merger shall pay, or cause to be paid, any and all property or transfer taxes imposed in connection with such Merger and (b) Expenses incurred in connection with the filing, printing and mailing of the Joint Proxy Statement/Prospectus and the S-4 Registration Statement, which shall be shared equally by NYSE and Archipelago. As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and the S-4 Registration Statement and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby and thereby.

7.13. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, NYSE Group shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of NYSE and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by NYSE pursuant to NYSE’s certificate of incorporation, constitution and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of NYSE and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in NYSE Group’s (or any successor’s) certificate of incorporation and bylaws after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current certificate of incorporation and constitution of NYSE and (iii) cause to be maintained for a period of six years after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by NYSE (provided that NYSE Group (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall NYSE Group be required to expend in any one year an amount in excess of 175% of the annual premiums (such 175% amount, the “Maximum NYSE Insurance Amount”) currently paid by NYSE for such insurance; and, provided further that if the annual premiums of such insurance coverage exceed such amount, NYSE Group shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. NYSE Group may, in lieu of maintaining the insurance described in clause (iii) of Section 7.13(a), purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by NYSE; provided that the amount paid by NYSE Group shall not exceed six times the Maximum NYSE Insurance Amount. The obligations of NYSE Group under this Section 7.13(a) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 7.13(a) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnities to whom this Section 7.13(a) applies shall be third party beneficiaries of this Section 7.13(a)).

(b) From and after the Effective Time, NYSE Group shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Archipelago and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Archipelago pursuant to Archipelago’s certificate of incorporation, bylaws and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Archipelago and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in NYSE Group’s (or any successor’s) certificate of incorporation and bylaws after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current certificate of incorporation and bylaws of Archipelago and (iii) cause to be maintained for a period of six years after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Archipelago (provided that NYSE Group (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall NYSE Group be required to expend in any one year an amount in excess of 175% of the annual premiums (such 175% amount, the “Maximum Archipelago Insurance Amount”) currently paid by Archipelago for such insurance (which annual premiums are set forth in Section 7.13(b) of the Archipelago Disclosure Letter); and, provided further that if the annual premiums of such insurance coverage exceed such amount, NYSE Group shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. NYSE Group may, in lieu of maintaining the insurance described in clause (iii) of Section 7.13(b), purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Archipelago; provided that the amount paid by NYSE Group shall not exceed six times the Maximum Archipelago Insurance Amount. The obligations of NYSE Group under this Section 7.13(b) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 7.13(b) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 7.13(b) applies shall be third party beneficiaries of this Section 7.13(b)).

7.14. Other Actions by NYSE and Archipelago.

(a) Takeover Statute. If any takeover statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of NYSE and Archipelago and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the Merger, and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(b) Section 16 Matters. Prior to the Effective Time, NYSE and Archipelago shall take all such steps as may be required to cause any dispositions of NYSE Membership Interests, Archipelago Shares, Archipelago Options or Archipelago Awards (including derivative securities with respect to NYSE Membership Interests or Archipelago Shares) or acquisitions of NYSE Group Common Stock (including derivative securities with respect to NYSE Group Common Stock) resulting from the transactions contemplated by Article I or Article II of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to NYSE and Archipelago, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

(c) Advice of Changes. Until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, (i) NYSE shall promptly advise Archipelago of any change or event that it believes would or would reasonably be likely to cause or constitute a NYSE Material Adverse Effect or a material breach of any of its representations, warranties or covenants contained herein such that the condition contained in Section 8.2(a) or 8.2(b) shall no longer be capable of satisfaction; and (ii) Archipelago shall promptly advise NYSE of any change or event that it believes would or would reasonably be likely to cause or constitute an Archipelago Material Adverse Effect or a material breach of any of its representations, warranties or covenants contained herein such that the condition contained in Section 8.3(a) or 8.3(b) shall no longer be capable of satisfaction.

7.15. Termination of Membership Leases and NYSE Trading Rights.

(a) After the date hereof, NYSE shall use reasonable best efforts to take all such steps as may be required to cause all Membership Leases to be cancelled and retired, without payment of any consideration therefor, effective as of the NYSE Corporation Merger Effective Time, including by proposing an amendment to NYSE’s rules and regulations and the NYSE Organizational Documents that would effect such cancellation and retirement.

(b) After the date hereof, NYSE shall use reasonable best efforts to take all such steps as may be required to cause all physical membership interests, electronic membership interests and option trading right interests, to the extent any such interests are outstanding, shall be cancelled and retired, without payment of any consideration therefor, effective as of the NYSE Corporation Merger Effective Time, including, if required, by proposing a rule to the NYSE rules and regulations and NYSE’s Constitution that would effect such cancellation and retirement.

7.16. NYSE Employee Pool of NYSE Group Shares. Prior to the Determination Date, NYSE shall be entitled to grant, or reserve for future grant, a number of shares of NYSE Group Common Stock (including shares of NYSE Group Common Stock that are reserved for restricted stock units or similar equity-based awards) (such number of shares, the “Grant Number”) to individuals who are employees of NYSE or any Subsidiary of NYSE as of immediately prior to the Effective Time, on terms and conditions determined by NYSE, in its sole discretion; provided, however, that the Grant Number shall not be in excess of 5% of the Total NYSE Share Count.

7.17. Cash Dividends Prior to the Effective Time.

(a) As soon as reasonably practicable, but in no event later than 15 business days prior to the Closing Date mutually and reasonably expected by NYSE and Archipelago, (i) Archipelago shall deliver a calculation (the “Archipelago Cash Calculation”) of the amount of Free Cash of Archipelago and its Subsidiaries, on a consolidated basis, as of the Cash Test Date (the “Archipelago Measured Cash”), and (ii) NYSE shall deliver a calculation (the “NYSE Cash Calculation” and together with the Archipelago Cash Calculation, the “Calculations”) of the amount of Free Cash of NYSE and its Subsidiaries, on a consolidated basis, as of the close of business on the Cash Test Date (the “NYSE Measured Cash”). The Calculations shall be prepared in accordance with GAAP and on the same basis and applying the same accounting principles, policies and practices that were used in calculating the NYSE Financial Statements and the Archipelago Financial Statements, as applicable.

“Free Cash” means, with respect to any Person as of any particular date, the difference obtained by subtracting the Aggregate Cash Liabilities of such Person as of such date from the Aggregate Cash Assets of such Person as of such date; provided, however, that “Free Cash” shall be adjusted as provided in Section 7.18.

“Aggregate Cash Assets” means, with respect to any Person as of any particular date, the sum of (without duplication): (i) cash, (ii) cash equivalents and market securities, (iii) short-term investments at cost (less, in the case of NYSE, the SIAC short-term investment, at cost, related to retirement plans), (iv) repurchase agreements, (v) net receivables and (vi) prepaid expenses in the current year, in each case of such Person as of such date.

“Aggregate Cash Liabilities” means, with respect to any Person, the sum of (without duplication): (i) accounts payable (less, in the case of NYSE, any deferred income), (ii) accrued expenses (less, in the case of NYSE, any expenses in respect of the indemnification agreement related to the Special Trust Fund or the Gratuity Fund), (iii) capital lease obligations, (iv) any indebtedness for borrowed money, and (v) any other obligation to pay cash (whether accrued or otherwise) other than obligations incurred in the ordinary course of business of such Person, consistent with past practice, in each case of such Person as of such date (including, in the case of Archipelago, any expected restructuring charges expected to be incurred in connection with the acquisition set forth on Section 7.18(d) of the Archipelago Disclosure Letter).

“Cash Test Date” means the last day of the month immediately preceding the Closing Date mutually and reasonably expected by NYSE and Archipelago; provided that, if such date is not at least 15 business days prior to the Closing Date, then “Cash Test Date” shall mean the last day of the second month immediately preceding the Closing Date.

(b) Each of NYSE and Archipelago shall have two business days from the receipt of the other Party’s Calculation (the “Resolution Period”) to accept or object to such Calculation. In the event that either Party disagrees in good faith with the other Party’s Calculation, then NYSE and Archipelago shall work together in good faith during the Resolution Period to resolve any disagreements. If NYSE and Archipelago resolve all differences in each other’s Calculation, then such agreement shall be used for the Archipelago Measured Cash and NYSE Measured Cash, as applicable.

(c) If NYSE and Archipelago are unable to resolve any dispute with respect to either the NYSE Cash Calculation or the Archipelago Cash Calculation by the end of the Resolution Period, then NYSE and

Archipelago shall submit all matters in dispute to Deloitte & Touche or KPMG, as agreed by NYSE and Archipelago (the “Arbiter”), in writing by no later than two business days after the end of the Resolution Period.

(d) NYSE and Archipelago shall use reasonable best efforts to cause the Arbiter to issue a report providing for the calculation of NYSE Measured Cash and Archipelago Measured Cash. The Arbiter’s determination of NYSE Measured Cash and Archipelago Measured Cash shall be final and binding on each of NYSE and Archipelago.

(e) If the NYSE Measured Cash (as mutually agreed or finally determined pursuant to this Section 7.17) is greater than $350,000,000, then if and to the extent that the NYSE Measured Cash exceeds an amount equal to 233 1/3% of the Archipelago Measured Cash (as mutually agreed or finally determined pursuant to this Section 7.17) (such excess, the “Excess NYSE Cash”), (i) NYSE shall have the right, in its sole discretion, to declare and pay a cash dividend or distribution on the NYSE Membership Interests prior to the NYSE Corporation Merger Effective Time such that the aggregate amount of such cash dividend is equal to or less than the Excess NYSE Cash or (ii) in lieu thereof, NYSE Merger Corporation Sub shall have the right, in its sole discretion, to declare and pay a cash dividend or distribution on the NYSE Merger Corporation Sub Shares outstanding after the NYSE Corporation Merger Effective Time and prior to the Effective Time such that the aggregate amount of such cash dividend is equal to or less than the Excess NYSE Cash. If the Archipelago Measured Cash (as mutually agreed or finally determined pursuant to this Section 7.17) is greater than $150,000,000, then if and to the extent that the Archipelago Measured Cash exceeds an amount equal to three-sevenths of the NYSE Measured Cash (as mutually agreed or finally determined pursuant to this Section 7.17) (such excess, the “Excess Archipelago Cash”), Archipelago shall have the right, in its sole discretion, to declare and pay a cash dividend or distribution on the Archipelago Shares prior to the Effective Time such that the aggregate amount of such cash dividend is equal to or less than the Excess Archipelago Cash.

(f) From the date that is one day prior to the Cash Test Date until immediately prior to the NYSE Corporation Merger Effective Time (in the case of NYSE) and immediately prior to the Effective Time (in the case of Archipelago), NYSE and Archipelago shall not, and shall cause their respective Subsidiaries not to, make any payment of cash that is outside of the ordinary course consistent with past practice as to timing or amount.

7.18. Adjustments to Measured Cash.

(a) If any of the Archipelago executives with change-of-control severance or employment agreements with Archipelago or the Chief Executive Officer of Archipelago waives prior to the Cash Test Date the “double trigger” vesting provisions set forth in their applicable equity compensation award agreements (the “Double Trigger Provisions”), and any severance amounts (and any gross-up payments due to such executives under Section 4999 of the Code (“Gross Up”)) pursuant to the change-of-control severance or employment agreement to which such executive is a party, (i) such executive shall be paid, as soon as practicable after the Effective Time, all such cash severance amounts and Gross Up that would be payable under the provisions of such agreement if the executive were to be terminated without cause immediately after the Effective Time (but assuming no accelerated equity vesting), and (ii) the amount of such cash severance amounts and Gross-Up will be deemed to have been paid prior to the Cash Test Date so that it reduces the amount of Archipelago Measured Cash. In the event any of such individuals do not waive the Double Trigger Provisions in their severance or employment agreements, such agreement will remain in effect following the Effective Time in accordance with its terms, and an amount equal to the full amount of severance or change-of-control payment and Gross-Up in respect of the cash severance (but assuming no accelerated equity vesting) that could become due under such agreement will be deemed to have been paid prior to the Cash Test Date so that it reduces the amount of Archipelago Measured Cash.

(b) If NYSE or any of its Subsidiaries agrees to acquire any of the interests or properties set forth in Section 7.18(b) of the NYSE Disclosure Letter, then, to the extent that the obligations of NYSE or any of its Subsidiaries relating thereto (including any payment with respect thereto) would otherwise have caused a reduction in the amount of NYSE Measured Cash, an amount equal to such reduction shall be added to the amount of NYSE Measured Cash; provided, that, without the prior written consent of Archipelago, the amount of such addition with respect to any such acquisition shall in no event exceed the cap amount set forth on Section 7.18(b) of the NYSE Disclosure Letter with respect to such acquisition.

(c) If Archipelago agrees to acquire any of the interests set forth in Section 7.18(c) of the Archipelago Disclosure Letter, then, to the extent that the obligations of Archipelago or any of its Subsidiaries relating thereto (including any payment with respect thereto) would otherwise have caused a reduction in the amount of Archipelago Measured Cash, an amount equal to such reduction shall be added to the amount of Archipelago Measured Cash; provided, that, without the prior written consent of NYSE, the amount of such addition with respect to any such acquisition shall in no event exceed the cap amount set forth on Section 7.18(c) of the Archipelago Disclosure Letter with respect to such acquisition, and any such acquisition shall comply with the terms set forth in Section 7.18(c) of the Archipelago Disclosure Letter.

(d) If Archipelago fails to acquire the interests set forth in Section 7.18(d) of the Archipelago Disclosure Letter on or prior to the Cash Test Date, then the amount of Archipelago Measured Cash shall be decreased by an amount equal to that set forth on Section 7.18(d) of the Archipelago Disclosure Letter.

(e) If (i) Archipelago enters into a definitive and binding agreement with a Person (other than NYSE or any of its Subsidiaries) on or prior to the Cash Test Date to sell the interests set forth in Section 7.18(e) of the Archipelago Disclosure Letter to such Person; (ii) such agreement is not terminated on or prior to the Cash Test Date; and (iii) such sale to such Person is not consummated on or prior to the Cash Test Date, then the Archipelago Measured Cash shall be increased by an amount equal to the proceeds of such sale provided for in such agreement, net of the expected Tax liability resulting from such sale (which Tax liability shall be calculated as set forth in Section 7.18(e) of the Archipelago Disclosure Letter); provided that any such acquisition shall comply with the terms set forth in Section 7.18(e) of the Archipelago Disclosure Letter.

7.19. Certain Tax Matters.

(a) IRS Ruling Process. NYSE, Archipelago and their respective counsel shall cooperate in seeking the IRS rulings specified in Section 8.2(c) and Section 8.3(c) hereof. The requests for such rulings (including any requests for pre-submission conferences or other preliminary proceedings prior to the submission of the ruling requests) shall either be (i) submitted as a joint ruling request by NYSE and Archipelago or (ii) if submitted separately, each party shall permit the other party’s counsel to review and comment on all substantive submissions to the IRS relating to such ruling requests and, to the extent practicable, to attend all meetings and participate in all substantive discussions with the IRS relating to such submissions.

(b) Transfer Tax Returns. NYSE and Archipelago shall cooperate in the preparation and filing of all transfer Tax Returns as a result of any of the transactions contemplated by this Agreement.

ARTICLE VIII

Conditions

8.1. Conditions to Each Party’s Obligation to Effect the Mergers.

The respective obligation of each party to effect the Mergers is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Member and Stockholder Approval. This Agreement shall have been duly adopted and approved by (A) Members constituting the NYSE Requisite Vote in accordance with applicable Law and the NYSE Organizational Documents, and (B) holders of Archipelago Shares constituting the Archipelago Requisite Vote in accordance with applicable Law and the certificate of incorporation and bylaws of Archipelago.

(b) Exchange Listing. The shares of NYSE Group Common Stock to be issued in the Mergers and such other shares of NYSE Group Common Stock to be reserved for issuance in connection with the Mergers pursuant to this Agreement shall have been authorized for listing on NYSE (or if such listing is not approved or permitted, another national securities exchange), upon official notice of issuance.

(c) HSR Waiting Period. The waiting period applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated.

(d) Requisite Regulatory Approvals. Subject to the proviso set forth in Section 7.5(a), all Consents required to be obtained prior to the Effective Time by NYSE Group, NYSE, Archipelago or any of their respective Subsidiaries from any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby by NYSE and Archipelago shall have been obtained (as the case may be) (including the approval of the application under Rule 19b-4 of the Exchange Act submitted by NYSE in connection with the transactions contemplated by this Agreement), unless the failure to receive any such Consent would not be reasonably expected to result in an Archipelago Substantial Detriment and all such Consents that have been obtained shall be on terms that, individually or in the aggregate, would not be reasonably likely to result in, an Archipelago Substantial Detriment (all such required Consents being referred herein as the “Requisite Regulatory Approvals”).

(e) Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, determination, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Mergers or the other transactions contemplated by this Agreement (collectively, an “Order”), and no Governmental Entity shall have instituted any proceeding or threatened to institute any proceeding seeking any such Order, in each case if such Order would result in, or would be reasonably likely to result in, an Archipelago Substantial Detriment.

(f) S-4. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

(g) Blue Sky Approvals. NYSE Group shall have received all state securities and “blue sky” permits and approvals necessary to consummate the transactions contemplated hereby.

8.2. Conditions to Obligations of Archipelago. The obligation of Archipelago to effect the Archipelago Merger is also subject to the satisfaction or waiver by Archipelago at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of NYSE set forth in this Agreement that is qualified as to NYSE Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), (ii) each of the representations and warranties of NYSE set forth in this Agreement that is not qualified as to NYSE Material Adverse Effect (reading such representations and warranties without regard to any materiality qualifications contained therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a NYSE Material Adverse Effect, (iii) each of the representations and warranties of NYSE set forth in Sections 6.1(b) and 6.1(c) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date) and (iv) Archipelago shall have received at the Closing a certificate signed on behalf of NYSE by the Chief Executive Officer of NYSE certifying the matters set forth in clauses (i), (ii) and (iii) of this Section 8.2(a).

(b) Performance of Obligations of NYSE. NYSE shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Archipelago shall have received a certificate signed on behalf of NYSE by the Chief Executive Officer of NYSE to such effect.

(c) IRS Ruling or Tax Opinion. Archipelago shall have received a private letter ruling from the IRS or the opinion of Sullivan & Cromwell LLP, counsel to Archipelago, dated the Closing Date, in either case to the effect that the Archipelago Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, or that the NYSE LLC Merger and the Archipelago Merger, taken together, will qualify as a transaction described in Section 351 of the Code.

(d) NYSE Cash Condition. NYSE shall have, as of the Closing Date, an amount of Free Cash of not less than $350,000,000, calculated in accordance with GAAP on the same basis and applying the same accounting principles, policies and practices used in preparing the NYSE Financial Statements, and Archipelago shall have received a certificate, signed on behalf of NYSE by the Chief Financial Officer of NYSE, to such effect.

8.3. Conditions to Obligation of NYSE. The obligation of NYSE to effect the NYSE Mergers is also subject to the satisfaction or waiver by NYSE at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Archipelago set forth in this Agreement that is qualified as to Archipelago Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), (ii) each of the representations and warranties of Archipelago set forth in this Agreement that is not qualified as to Archipelago Material Adverse Effect (reading such representations and warranties without regard to any materiality qualifications contained therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have an Archipelago Material Adverse Effect, (iii) each of the representations and warranties of Archipelago set forth in Sections 6.2(b), 6.2(c), 6.2(j) and 6.2(q) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), and (iv) NYSE shall have received at the Closing a certificate signed on behalf of Archipelago by the Chief Executive Officer of Archipelago certifying the matters set forth in clauses (i), (ii) and (iii) of this Section 8.3(a).

(b) Performance of Obligations of Archipelago. Archipelago shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and NYSE shall have received a certificate signed on behalf of Archipelago by the Chief Executive Officer of Archipelago to such effect.

(c) IRS Ruling or Tax Opinion. NYSE shall have received a private letter ruling from the IRS or the opinion of Wachtell, Lipton, Rosen & Katz, counsel to NYSE, dated the Closing Date, in either case to the effect that (i) the NYSE Corporation Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the NYSE LLC Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

(d) Archipelago Cash Condition. Archipelago shall have, as of the Closing Date, an amount of Free Cash of not less than $150,000,000, calculated in accordance with GAAP on the same basis and applying the same accounting principles, policies and practices used in preparing the Archipelago Reports, and NYSE shall have received a certificate, signed on behalf of Archipelago by the Chief Financial Officer of Archipelago, to such effect.

(e) PCX Acquisition. Archipelago shall have, as of the Determination Date, completed the acquisition of PCX Holdings and its Subsidiaries (including the PCX) or the agreement providing for such acquisition shall have been terminated. If the acquisition of PCX Holdings or the PCX shall have been consummated, the PCX shall be registered as of the Closing Date as a national securities exchange and as a self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act) and shall have in effect rules (i) in accordance with the provisions of the Exchange Act for the trading of securities listed or accepted for trading on the PCX and (ii) with respect to all other matters for which rules are required under the Exchange Act. If the acquisition of PCX Holdings or the PCX shall not have been consummated, the Amended and Restated Facilities Agreement, dated as of March 22, 2002, by and among Archipelago, PCX and PCX Equities, Inc. shall be in full force and effect, and binding and enforceable on each of the parties thereto, on the terms set forth in such agreement as of the date hereof. NYSE shall have received at the Closing a certificate signed on behalf of Archipelago by the Chief Executive Officer of Archipelago certifying the matters set forth in this Section 8.3(e).

ARTICLE IX

Termination

9.1. Termination by Mutual Consent. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether before or after the approval by Members of NYSE and stockholders of Archipelago, referred to in Section 8.1(a), by mutual written consent of NYSE and Archipelago by action of their respective Boards of Directors.

9.2. Termination by Either Archipelago or NYSE. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Archipelago or NYSE if:

(a) the Mergers shall not have been consummated by February 1, 2006 (such date, as it may be extended under the proviso below, the “Termination Date”), whether such date is before or after the date of the receipt of the Archipelago Requisite Vote or the NYSE Requisite Vote; provided, however, that each of NYSE and Archipelago shall have the right, in its sole discretion, to extend the Termination Date to May 1, 2006 and, thereafter, to further extend such Termination Date for an additional period of time not to exceed three months (or not to exceed August 1, 2006), if, in either case, the only conditions set forth in Article VIII that have not been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) are the conditions set forth in Sections 8.1; provided, further, that no such right to extend the Termination Date may be exercised by any party to this Agreement whose failure or whose Subsidiary’s failure to perform any material covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of such condition to be satisfied;

(b) the NYSE Requisite Vote required by Section 8.1(a) shall not have been obtained after a vote of the NYSE Members has been taken and completed at the NYSE Members Meeting or at any adjournment or postponement thereof;

(c) the Archipelago Requisite Vote required by Section 8.1(a) shall not have been obtained after a vote of the Archipelago stockholders has been taken and completed at the Archipelago Stockholders Meeting or at any adjournment or postponement thereof; or

(d) any Governmental Entity and, in the case of Archipelago, Self-Regulatory Organization (if applicable), which must grant a Requisite Regulatory Approval has denied such grant, whether orally or in writing, and such denial has become final, binding and non-appealable or any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers shall become final and non-appealable (whether before or after the approval by NYSE Members or Archipelago stockholders);

provided that (i) the right to terminate this Agreement pursuant to clause (a) above shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Mergers to be consummated; (ii) the right to terminate this Agreement pursuant to clause (b) above shall not be available to NYSE if NYSE has breached in any material respect its obligations under Section 7.4(a) of this Agreement in any manner that shall have proximately contributed to the NYSE Members Meeting not having been held, or the vote of NYSE Members contemplated by Section 7.4(a) not having been taken, by the Termination Date, and (iii) the right to terminate this Agreement pursuant to clause (c) above shall not be available to Archipelago if Archipelago has breached in any material respect its obligations under Section 7.4(b) of this Agreement in any manner that shall have proximately contributed to the Archipelago Stockholders Meeting not having been held, or the vote of Archipelago stockholders contemplated by Section 7.4(b) not having been taken, by the Termination Date.

9.3. Termination by NYSE. This Agreement may be terminated and the Mergers may be abandoned at any time prior to (x) in the case of clauses (a) or (b) below, the approval by NYSE Members referred to in Section 8.1(a), and (y) in the case of clauses (c) and (d) below, the Effective Time, whether, in the case of such clauses (c) and (d), before or after the approval by NYSE Members referred to in Section 8.1(a), and, in either case, by action of the Board of Directors of NYSE:

(a) if (i) NYSE is not in material breach of Section 7.2 or in breach in any material respect of any other terms of this Agreement, (ii) the Board of Directors of NYSE authorizes NYSE, subject to complying with the terms of this Agreement, to enter into a binding written agreement providing for a transaction that constitutes a Superior Proposal and NYSE notifies Archipelago in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, which agreement shall include all of the material terms and conditions of such Superior Proposal, (iii) Archipelago does not make, within seven business days of receipt of NYSE’s written notification pursuant to clause (ii) above, an offer that the Board of Directors of NYSE determines, in good faith after consultation with its financial advisors and outside legal counsel, would cause the transaction that is the subject of NYSE’s written notification pursuant to clause (ii) above, in light of such offer, to no longer be a Superior Proposal, and (iv) NYSE shall have paid to Archipelago, in immediately available funds any fees required to be paid pursuant to Section 9.5; provided, however, that NYSE agrees (x) that it will not enter into a binding agreement referred to in clause (ii) above until at least the eighth business day after it has provided the notice to Archipelago required under clause (ii) above and (y) to notify Archipelago promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification.

(b) if the Board of Directors of Archipelago shall have effected a Change in Archipelago Recommendation or failed to reconfirm its recommendation of this Agreement within seven business days after a written request by NYSE to do so.

(c) if Archipelago shall have breached in any material respect any of its representations or warranties contained in this Agreement or failed to perform in any material respect any of its covenants or agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition in Section 8.3(a) or 8.3(b) and (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the business day prior to the Termination Date or (B) the date that is 30 days after the date that written notice thereof is given by NYSE to Archipelago.

(d) if Archipelago or any of the other Persons described in Section 7.2 as affiliates, agents or Representatives of Archipelago shall breach Section 7.2 in any material respect.

9.4. Termination by Archipelago. This Agreement may be terminated and the Mergers may be abandoned at any time prior to (x) in the case of clause (a) below, the approval by Archipelago stockholders referred to in Section 8.1(a), and (y) in the case of clauses (b), (c) and (d) below, the Effective Time, whether, in the case of such clauses (b), (c) and (d), before or after the approval by Archipelago Stockholders referred to in Section 8.1(a), and, in either case, by action of the Board of Directors of Archipelago:

(a) if (i) Archipelago is not in breach in any material respect of Section 7.2 or in breach in any material respect of any other terms of this Agreement, (ii) the Board of Directors of Archipelago authorizes Archipelago, subject to complying with the terms of this Agreement, to enter into a binding written agreement providing for a transaction that constitutes a Superior Proposal and Archipelago notifies NYSE in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, which agreement shall include all of the material terms and conditions of such Superior Proposal, (iii) NYSE does not make, within seven business days of receipt of Archipelago’s written notification pursuant to clause (ii), an offer that the Board of Directors of Archipelago determines, in good faith after consultation with its financial advisors and outside legal counsel, would cause the transaction that is the subject of Archipelago’s written notification pursuant to clause (ii) above, in light of such offer, to no longer be a Superior Proposal and (iv) Archipelago shall have paid to NYSE, in immediately available funds any fees required to be paid pursuant to Section 9.5; provided, however, that Archipelago agrees (x) that it will not enter into a binding agreement referred to in clause (ii) above until at least the eighth business day after it has provided the notice to NYSE required under clause (ii) above and (y) to notify NYSE promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification.

(b) if the Board of Directors of NYSE shall have effected a Change in NYSE Recommendation or failed to reconfirm its recommendation of this Agreement within seven business days after a written request by Archipelago to do so.

(c) if NYSE shall have breached in any material respect any of its representations or warranties contained in this Agreement or failed to perform in any material respect any of its covenants or agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition in Section 8.2(a) or 8.2(b) and (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the business day prior to the Termination Date or (B) the date that is 30 days after written notice thereof is given by Archipelago to NYSE.

(d) if NYSE or any of the other Persons described in Section 7.2 as affiliates, agents or Representatives of NYSE shall breach Section 7.2 in any material respect.

9.5. Effect of Termination and Abandonment; Termination Fee and Expense Reimbursement.

(a) Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Mergers pursuant to this Article IX, this Agreement (other than as set forth in Section 10.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, except as otherwise provided herein, that no such termination shall relieve any party hereto of any liability or damages resulting from any willful or intentional breach of this Agreement.

(b) Termination Fee and Expense Reimbursement by NYSE.

(i) In the event that this Agreement is terminated by NYSE, pursuant to (A) Section 9.2(a) and, at such time, Archipelago would have been permitted to terminate this Agreement pursuant to Section 9.4(b), or (B) Section 9.3(a), then NYSE shall, prior to such termination, pay Archipelago a termination fee of $30,000,000 (the “Termination Fee”) and shall also reimburse Archipelago for its out-of-pocket expenses up to $10,000,000 in the aggregate (the “Expense Reimbursement” and together with the Expense Reimbursement, the “Aggregate Break-Up Amount”), in each case by wire transfer of same day funds.

(ii) In the event that this Agreement is terminated by Archipelago pursuant to Section 9.4(b), then NYSE shall promptly, but in no event later than two days after the date of such termination, pay Archipelago the Aggregate Break-Up Amount by wire transfer of same day funds.

(iii) In the event that an Acquisition Proposal shall have been made (and not subsequently withdrawn) to NYSE or any of its Subsidiaries or any Person shall have publicly announced (and not subsequently withdrawn) a bona fide intention (whether or not conditional) to make an Acquisition Proposal with respect to NYSE or any of its Subsidiaries and thereafter this Agreement is terminated:

(A) by either Archipelago or NYSE pursuant to (x) Section 9.2(b) or (y) Section 9.2(a) if, at such time, the only condition set forth in Article VIII that has not been satisfied (other than those conditions by their nature are to be satisfied at Closing) is the failure to have received the NYSE Requisite Vote (provided, however, that this subclause (y) shall not apply if, at such time, NYSE would have been permitted to terminate this Agreement pursuant to Section 9.3(b)); or

(B) by Archipelago pursuant to Section 9.4(d);

then, in each of cases (A) and (B), NYSE shall promptly, but in no event later than two days after the date of such termination, pay the Expense Reimbursement to Archipelago and, if within 15 months of such termination (x) any Person (other than Archipelago) has acquired (or has entered into any Contract with NYSE or any of its Subsidiaries providing for such acquisition), by purchase, merger, consolidation, sale, assignment, lease, transfer or otherwise, in one transaction or any related series of transactions, a majority of the voting power of or economic interest in the outstanding securities of NYSE or a majority of the consolidated assets of NYSE and its Subsidiaries, taken as a whole, or (y) there has been consummated a merger, consolidation or similar business combination between NYSE and any Person (other than Archipelago) after which the NYSE Members do not hold a majority of the voting power or economic interest in the surviving or successor company, then NYSE shall, prior to the completion of such acquisition or transaction (or, if earlier, the entry into such Contract), pay the Termination Fee to Archipelago, by wire transfer of same day funds.

(c) Termination Fee and Expense Reimbursement by Archipelago.

(i) In the event that this Agreement is terminated by Archipelago, pursuant to (A) Section 9.2(a) and, at such time, NYSE would have been permitted to terminate this Agreement pursuant to Section 9.3(b), or (B) Section 9.4(a), then Archipelago shall, prior to such termination, pay NYSE the Aggregate Break-Up Amount, in each case by wire transfer of same day funds.

(ii) In the event that this Agreement is terminated by NYSE pursuant to Section 9.3(b), then Archipelago shall promptly, but in no event later than two days after the date of such termination, pay NYSE the Aggregate Break-Up Amount by wire transfer of same day funds.

(iii) In the event that an Acquisition Proposal shall have been made (and not subsequently withdrawn) to Archipelago or any of its Subsidiaries or any Person shall have publicly announced (and not subsequently withdrawn) a bona fide intention (whether or not conditional) to make an Acquisition Proposal with respect to Archipelago or any of its Subsidiaries and thereafter this Agreement is terminated:

(A) by either NYSE or Archipelago pursuant to (x) Section 9.2(c) or (y) Section 9.2(a) and, at such time, the vote of the Archipelago Members to approve this Agreement has not been taken the only condition set forth in Article VIII that has not been satisfied (other than those conditions that by their nature are to be satisfied at Closing) is the failure to have received the Archipelago Requisite Vote (provided, however, that this subclause (y) shall not apply if, at such time, Archipelago would have been permitted to terminate this Agreement pursuant to Section 9.4(b)); or

(B) by NYSE pursuant to Section 9.3(d);

then, in each of cases (A) and (B), Archipelago shall promptly, but in no event later than two days after the date of such termination, pay the Expense Reimbursement to NYSE and, if within 15 months of such termination (x) any Person (other than NYSE) has acquired (or has entered into any Contract with Archipelago or any of its Subsidiaries providing for such acquisition), by purchase, merger, consolidation, sale, assignment, lease, transfer or otherwise, in one transaction or any related series of transactions, a majority of the voting power of or economic interest in the outstanding securities of Archipelago or a majority of the consolidated assets of Archipelago and its Subsidiaries, taken as a whole, or (y) there has been consummated a merger, consolidation or similar business combination between Archipelago and any Person (other than NYSE) after which the Archipelago stockholders do not hold a majority of the voting power or economic interest in the surviving or successor company, then Archipelago shall, prior to the completion of such acquisition or transaction (or, if earlier, the entry into such Contract), pay the Termination Fee to NYSE, by wire transfer of same day funds.

(d) Interest. Each of NYSE and Archipelago acknowledges that the agreements contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either party fails to promptly pay the amount due pursuant to this Section 9.5, and, in order to obtain such payment, the other party commences a suit that results in a judgment against such party for the fee set forth in this Section 9.5 or any portion of such fee, such party shall pay the other party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be paid, from the date such payment was required through the date of payment.

ARTICLE X

Miscellaneous and General

10.1. Survival. This Article X and the agreements of NYSE and Archipelago contained in Section 7.8 (Exchange Listing and De-listing) and Section 7.13 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Mergers. This Article X, the agreements of NYSE and Archipelago contained in Section 7.12 (Expenses), Section 9.5 (Effect of Termination and Abandonment; Termination Fee and Expense Reimbursement) and the Confidentiality Agreement shall survive the termination of this Agreement. No other representations, warranties, covenants and agreements in this Agreement shall survive the consummation of the Mergers or the termination of this Agreement. For the avoidance of doubt, the Original Merger Agreement is amended and restated in its entirety to read as set forth herein and shall not survive the execution and delivery of this Agreement; provided that a breach by any party to the Original Merger Agreement of any representation, warranty, covenant or agreement made by such party in the Original Merger Agreement that occurred prior to the Execution Date shall survive the execution and delivery of this Agreement for purposes of any rights or remedies that may be available to the applicable party under this Agreement.

10.2. Modification or Amendment. Subject to the provisions of applicable Law, and except as otherwise provided in Sections 2.4, 2.5 and 2.6, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented (a) only by a written instrument executed and delivered by all of the parties hereto, (b) by action taken or authorized by their respective Boards of Directors, and (c) before or after approval of the matters presented in connection with the Mergers by NYSE Members and Archipelago stockholders, but, after any such approval, no amendment shall be made which by Law or in accordance with the rules of any relevant stock exchange requires further approval by such Members or stockholders without such further approval.

10.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Mergers are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

10.4. Counterparts. This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF, THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal Courts of the United States of America located in the State of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal Court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

10.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

(a)	If to NYSE, to:

New York Stock Exchange, Inc.
11 Wall Street
6th Floor
New York, NY 10005
Attention: Richard P. Bernard, Esq.

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Tel: (212) 403-1000
Fax: (212) 403-2000
Attention: David C. Karp, Esq.

(b)	If to Archipelago, to:

Archipelago Holdings, Inc.
100 South Wacker Drive
Suite 1800
Chicago, Illinois 60606
Attention: Kevin J.P. O’Hara, Esq.

with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Tel: (212) 558-4260
Fax: (212) 558-3588
Attention: John Evangelakos, Esq.

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

10.7. Entire Agreement. This Agreement (including any exhibits hereto), the NYSE Disclosure Letter, the Archipelago Disclosure Letter, the Support and Lock-Up Agreements and the Confidentiality Agreement, dated February 10, 2005, between NYSE and Archipelago (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

10.8. No Third-Party Beneficiaries. Except as provided in Section 7.13 (Indemnification; Directors’ and Officers’ Insurance), this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder. The parties hereto further agree that the rights of third party beneficiaries under Section 7.14 shall not arise unless and until the Effective Time occurs.

10.9. Obligations of Archipelago and of NYSE. Whenever this Agreement requires a Subsidiary of NYSE Group, NYSE or Archipelago to take any action, such requirement shall be deemed to include an undertaking on the part of NYSE Group, NYSE or Archipelago, as appropriate, to cause such Subsidiary to take such action.

10.10. Transfer Taxes. Except as otherwise provided in Section 7.12, all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Mergers shall be paid by the party upon which such Taxes are imposed.

10.11. Definitions. Each of the terms set forth in Annex A is defined on the page of this Agreement set forth opposite such term.

10.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.13. Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The term “knowledge of NYSE” shall be deemed to mean the actual knowledge of the individuals set forth on Exhibit D. The term “knowledge of Archipelago” shall be deemed to mean the actual knowledge of the individuals set forth on Exhibit E. The term “Archipelago” includes any entity that is treated as a predecessor of Archipelago or any of its Subsidiaries.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

10.14. Assignment. This Agreement shall not be assignable by operation of Law or otherwise. Any purported assignment in violation of this Agreement shall be void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

NEW YORK STOCK EXCHANGE, INC.

/S/ JOHN A. THAIN By:
Name:	John A. Thain
Title:	Chief Executive Officer

ARCHIPELAGO HOLDINGS, INC.

/S/ KEVIN J.P. O’HARA, as Attorney-in-Fact for Gerald D. Putnam By:
Name:	Gerald D. Putnam
Title:	Chairman and Chief Executive Officer

NYSE GROUP, INC.

/S/ JOHN A. THAIN By:
Name:	John A. Thain
Title:	Chief Executive Officer and Director

NYSE MERGER SUB LLC

/S/ RICHARD P. BERNARD By:
Name:	Richard P. Bernard
Title:	President and Director

NYSE MERGER CORPORATION SUB, INC.

/S/ RICHARD P. BERNARD By:
Name:	Richard P. Bernard
Title:	President and Director

ARCHIPELAGO MERGER SUB, INC.

/S/ KEVIN J.P. O’HARA By:
Name:	Kevin J.P. O’Hara
Title:	President and Director

[Signature Page to Amended and Restated Merger Agreement]

Annex A

DEFINED TERMS

Defined Term	Page
Acquisition Proposal	51
Affiliates Letter	59
Aggregate Break-Up Amount	75
Aggregate Cash Assets	64
Aggregate Cash Liabilities	64
Agreement	1
Arbiter	65
Archipelago	1
Archipelago Awards	18
Archipelago Benefit Plans	41
Archipelago Cash Calculation	64
Archipelago Certificate	16
Archipelago Certificate of Merger	5
Archipelago Disclosure Letter	35
Archipelago Employees	41
Archipelago ERISA Affiliate	42
Archipelago ERISA Plan	42
Archipelago Exchange Ratio	16
Archipelago Fully-Diluted Share Amount	12
Archipelago Intellectual Property	45
Archipelago Intellectual Property Contracts	46
Archipelago Material Adverse Effect	36
Archipelago Measured Cash	64
Archipelago Merger	4
Archipelago Merger Consideration	16
Archipelago Merger Sub	1
Archipelago Multiemployer Plan	42
Archipelago Option	17
Archipelago Organizational Documents	36
Archipelago Pension Plan	42
Archipelago Post-Announcement Price	12
Archipelago Pre-Closing Price	13
Archipelago Preferred Shares	37
Archipelago Reports	39
Archipelago Requisite Vote	37
Archipelago Share	16
Archipelago Stock Plans	17
Archipelago Stockholders Meeting	55
Archipelago Subsidiary Organizational Documents	36
Archipelago Substantial Detriment	56
Archipelago Transmittal Letter	20
Bankruptcy and Equity Exception	26
Bonus Plan	60
Book Entry Archipelago Shares	16
Book Entry Interests	16
Book Entry NYSE Corporation Sub Shares	14
Calculations	64
Cash Election	19

Defined Term	Page
Cash Oversubscription Amount	13
Cash Test Date	65
Certificates	16
Certificates of Merger	5
Change in Archipelago Recommendation	55
Change in NYSE Recommendation	55
Closing	4
Closing Date	5
Code	2
Confidentiality Agreement	79
Consents	56
Contract	27
Daily Value of Trades	12
Default Cash Election Amount	13
Default Stock Election Amount	14
Determination Date	12
DGCL	4
Double-Trigger Provisions	66
Effective Time	5
Election	19
Election Deadline	19
Electronic Access Members	26
ERISA	30
Excess Archipelago Cash	65
Excess NYSE Cash	65
Exchange Act	25
Exchange Agent	18
Exchange Fund	19
Excluded Archipelago Shares	16
Execution Date	1
Expense Reimbursement	75
Expenses	61
Free Cash	64
GAAP	28
Governmental Entity	28
Grant Number	64
Gross Up	66
HSR Act	27
Intellectual Property	34
IRS	30
IT Assets	35
Joint Proxy Statement/Prospectus	53
Law	29
Lessee Member	25
Lessor Member	25
Lock-Up Period	15
Major Subsidiary	51
Maximum Archipelago Insurance Amount	62
Maximum NYSE Insurance Amount	61
Meeting Date	55
Member	25

Defined Term	Page
Membership Interests	25
Membership Lease	25
Merger Consideration	16
Mergers	4
New Archipelago Charter	9
New NYSE Operating Agreement	10
N-PCL	4
Number of Cash Elections	13
Number of Standard Elections	13
Number of Stock Elections	13
NYLLCA	4
NYSE	1
NYSE Benefit Plans	30
NYSE Cash Calculation	64
NYSE Corporation Certificate of Merger	5
NYSE Corporation Merger	4
NYSE Corporation Merger Effective Time	5
NYSE Disclosure Letter	24
NYSE Employees	30
NYSE ERISA Affiliate	30
NYSE ERISA Plan	30
NYSE Exchange Ratio	11
NYSE Financial Statements	28
NYSE Group	1
NYSE Intellectual Property	34
NYSE Intellectual Property Contracts	34
NYSE LLC Certificate of Merger	5
NYSE LLC Merger	4
NYSE Market	3
NYSE Market Assets	7
NYSE Market Contribution	7
NYSE Market Contribution Effective Time	7
NYSE Market Liabilities	7
NYSE Material Adverse Effect	24
NYSE Measured Cash	64
NYSE Members Meeting	55
NYSE Membership Interest	11
NYSE Merger Consideration	14
NYSE Merger Corporation Sub	1
NYSE Merger Corporation Sub Share	11
NYSE Merger Sub LLC	1
NYSE Mergers	4
NYSE Multiemployer Plan	30
NYSE Organizational Documents	24
NYSE Pension Plan	30
NYSE Regulation	3
NYSE Regulation Activities	6
NYSE Regulation Assets	5
NYSE Regulation Liabilities	6
NYSE Regulation Transfer	5
NYSE Regulation Transfer Effective Time	5

Defined Term	Page
NYSE Reports	28
NYSE Requisite Vote	26
NYSE Subsidiary Organizational Documents	24
NYSE Substantial Detriment	57
NYSE Transmittal Letter	19
Order	68
Original Execution Date	1
Original Merger Agreement	1
Original Support and Lock-Up Agreements	1
PBGC	30
PCX	12
PCX Holdings	50
PCX Merger Agreement	50
PCX Transaction	50
Permits	29
Person	21
Physical Access Members	26
Qualifying Amendment	53
Reference Source	12
Representatives	58
Requisite Regulatory Approvals	68
Resolution Period	65
S-4 Registration Statement	53
Sarbanes-Oxley Act	40
SEC	8
Securities Act	18
Self-Regulatory Organization	39
SIAC	8
SIAC Distribution	8
Standard Election	19
Stock Election	19
Stock Oversubscription Amount	14
Subsidiary	25
Superior Proposal	52
Support and Lock-Up Agreements	2
Surviving Archipelago Entity	4
Surviving NYSE Entity	4
Tax Authority	33
Tax Return	33
Taxes	33
Termination Date	71
Termination Fee	74
Total Member Share Count	11
Total NYSE Share Count	12
Trading Right Holders	26
Transfer	15
Unprorated Aggregate Cash Consideration	13

AMENDMENT NO. 1

TO

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and among

NEW YORK STOCK EXCHANGE, INC.,

ARCHIPELAGO HOLDINGS, INC.,

NYSE GROUP, INC.,

NYSE MERGER SUB LLC,

NYSE MERGER CORPORATION SUB, INC.

and

ARCHIPELAGO MERGER SUB, INC.

Amendment dated as of October 20, 2005

AMENDMENT NO. 1

TO

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1, dated as of October 20, 2005 (this “Amendment”), to the Amended and Restated Agreement and Plan of Merger, dated as of July 20, 2005 (the “Merger Agreement”), is by and among New York Stock Exchange, Inc., a New York Type A not-for-profit corporation (“NYSE”), Archipelago Holdings, Inc., a Delaware corporation (“Archipelago”), NYSE Group, Inc., a Delaware corporation (“NYSE Group”), NYSE Merger Sub LLC, a New York limited liability company (“NYSE Merger Sub LLC”), NYSE Merger Corporation Sub, Inc., a Delaware corporation (“NYSE Merger Corporation Sub”), and Archipelago Merger Sub, Inc., a Delaware corporation (“Archipelago Merger Sub”).

RECITALS

WHEREAS, the parties to the Merger Agreement desire to amend and supplement certain terms of the Merger Agreement as described herein; and

WHEREAS, all capitalized terms not defined herein shall have the meaning ascribed to such terms in the Merger Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

1. Effective Time. The following shall be added as the last sentence of Section 2.3(b) of the Merger Agreement:

“The parties shall use their best efforts to have the Effective Time occur immediately after the redemption of the NYSE Merger Corporation Preference Shares provided for in Section 5.1(a)(iii), but in no event prior to the redemption of the NYSE Merger Corporation Preference Shares provided for in Section 5.1(a)(iii).”

2. Conversion of NYSE Membership Interests.

(a) The first paragraph of Section 5.1(a)(i)(A) of the Merger Agreement is amended and restated as follows (additional text is double underlined and deleted text is struck through):

“(A) for each NYSE Membership Interest with respect to which the Standard Election is made and not revoked pursuant to Section 5.3 (or deemed to have been made pursuant to Section 5.3), a number of fully paid and nonassessable shares of common stock, par value $0.01 per share, of NYSE Merger Corporation Sub (each, a ‘NYSE Merger Corporation Sub Share’) equal to the NYSE Exchange Ratio and (ii) ~~an amount of cash equal to $300,000~~one share of mandatorily redeemable preferred stock, par value $0.01 per share, of NYSE Merger Corporation Sub (each, a “NYSE Merger Corporation Preference Share”), having such terms as are set forth in the certificate of designations, substantially in the form attached hereto as Exhibit F;”

(b) The first paragraph of Section 5.1(a)(i)(B) of the Merger Agreement is amended and restated as follows (additional text is double underlined and deleted text is struck through):

“(B) for each NYSE Membership Interest with respect to which a Cash Election has been made and not revoked or lost pursuant to Section 5.3, either (1) if the Unprorated Aggregate Cash Consideration is equal to or less than $409,800,000, ~~an amount of cash~~ a number of NYSE Merger Corporation Preference Shares (rounded to the nearest one-hundred millionth of a share) equal to the quotient obtained by dividing the Default Cash Election Amount by $300,000~~equal to the Default Cash Election Amount~~, or (2) if the Unprorated Aggregate Cash Consideration is greater than $409,800,000, (i) ~~an amount of cash~~ a number of

NYSE Merger Corporation Preference Shares (rounded to the nearest one-hundred millionth of a share) equal to the quotient obtained by dividing (I) the sum of $300,000 and the Cash Oversubscription Amount by (II) $300,000; and (ii) a number of fully paid and nonassessable NYSE Merger Corporation Sub Shares equal to the difference between (x) the NYSE Exchange Ratio and (y) the quotient obtained by dividing the Cash Oversubscription Amount by the Archipelago Pre-Closing Price;”

(c) The first paragraph of Section 5.1(a)(i)(C) of the Merger Agreement is amended and restated as follows (additional text is double underlined and deleted text is struck through):

“(C) for each NYSE Membership Interest with respect to which a Stock Election has been made and not revoked or lost pursuant to Section 5.3, either (1) if the Unprorated Aggregate Cash Consideration is equal to or greater than $409,800,000, a number of fully paid and nonassessable NYSE Merger Corporation Sub Shares equal to the Default Stock Election Amount, or (2) if the Unprorated Aggregate Cash Consideration is less than $409,800,000, (i) a number of fully paid and nonassessable NYSE Merger Corporation Sub Shares equal to the sum of (x) Default Stock Election Amount and (y) the Stock Oversubscription Amount; and (ii) ~~an amount of cash~~ a number of NYSE Merger Corporation Preference Shares (rounded to the nearest one-hundred millionth of a share) equal to the quotient obtained by dividing (I) the difference between (x) $300,000 and (y) the product of the Stock Oversubscription Amount and the Archipelago Pre-Closing Price by (II) $300,000.”

(d) Subsection 5.1(a)(ii) of the Merger Agreement is amended and restated as follows (additional text is double underlined and deleted text is struck through):

“From and after the NYSE Corporation Merger Effective Time, no NYSE Membership Interests shall remain outstanding and all NYSE Membership Interests shall be cancelled and retired and shall cease to exist. Each entry in the members records of NYSE formerly representing NYSE Membership Interests shall thereafter represent only NYSE Merger Corporation Sub Shares and/or ~~cash~~ NYSE Merger Corporation Preference Shares as set forth in Section 5.1(a)(i).”

3. Redemption of NYSE Merger Corporation Preference Shares.

(a) The following shall be added as the first five sentences of Section 5.1(a)(iii) of the Merger Agreement:

“None of the NYSE Merger Corporation Preference Shares shall be certificated, and the Exchange Agent shall hold all NYSE Merger Corporation Preference Shares issued in the NYSE Corporation Merger on behalf of those entitled to receive such NYSE Merger Corporation Preference Shares. The NYSE Merger Corporation Preference Shares shall remain outstanding for three (3) hours after the NYSE Corporation Merger Effective Time, immediately after which time, all of the NYSE Merger Corporation Preference Shares shall be automatically redeemed pursuant to their terms by NYSE Merger Corporation Sub for an amount of cash (rounded to the nearest whole cent) equal to $300,000 per share (the ‘Redemption Cash Amount’) and shall cease to be outstanding. No interest, dividends or any other return will be accrued on or paid by the NYSE Merger Corporation Sub or any of its affiliates with respect to the NYSE Merger Corporation Preference Shares or the Redemption Cash Amount. Upon such redemption, the Exchange Agent shall be deemed to have remitted each NYSE Merger Corporation Preference Share to NYSE Merger Corporation Sub in exchange for the Redemption Cash Amount and shall hold the aggregate Redemption Cash Amount deposited with the Exchange Agent by NYSE for the benefit of the former holders of the NYSE Merger Corporation Preference Shares. The Effective Time shall not occur prior to the redemption of the NYSE Merger Corporation Preference Shares.”

(b) Section 5.1(d) of the Merger Agreement is amended and restated as follows (additional text is double underlined):

“For the avoidance of doubt, the aggregate amount of cash paid ~~(not including any cash paid pursuant to Section 5.3(g)(ii))~~ on the redemption of NYSE Merger Corporation Preference Shares by NYSE Merger

Corporation Sub, and the aggregate number of shares of NYSE Group Common Stock issued, to all of the holders of NYSE Membership Interests pursuant to Section 5.1(a) shall not exceed the aggregate amount of cash that would have been paid on the redemption of NYSE Merger Corporation Preference Shares by NYSE Merger Corporation Sub, and the aggregate number of shares of NYSE Group Common Stock that would have been issued, to all of the holders of NYSE Membership Interests had the Standard Election been made with respect to each NYSE Membership Interest.”

4. Delivery of Merger Consideration.

(a) Section 5.3(a) of the Merger Agreement is amended and restated as follows (additional text is double underlined and deleted text is struck through):

“Prior to the Effective Time, NYSE and Archipelago shall mutually appoint a commercial bank or trust company, or a subsidiary thereof, to act as paying and exchange agent hereunder (the ‘Exchange Agent”). On or prior to the NYSE Corporation Merger Effective Time, (i) NYSE shall deposit, or cause to be deposited, with the Exchange Agent, ~~for the benefit of holders of record of NYSE Membership Interests as of immediately prior to the NYSE Corporation Merger Effective Time,~~ an amount of cash ~~sufficient to pay~~ equal to the aggregate ~~cash portion of the NYSE Merger Consideration~~ Redemption Cash Amount, (ii) NYSE and Archipelago shall cause NYSE Group to deposit with the Exchange Agent, for the benefit of the holders of shares of NYSE Merger Corporation Sub Stock and Archipelago Shares, (A) certificates representing the shares of NYSE Group Common Stock~~, as applicable,~~ issuable pursuant to Sections 5.1(a) and 5.2(a) in exchange for outstanding shares of NYSE Merger Corporation Sub Stock and Archipelago Shares, as applicable (provided that NYSE may determine that such shares of NYSE Group Common Stock shall not be certificated, in which case, NYSE and Archipelago shall cause NYSE Group to make such other appropriate arrangements to ensure that such uncertificated shares of NYSE Group Common Stock are issuable pursuant to Sections 5.1(a) and 5.2(a) in exchange for outstanding shares of NYSE Merger Corporation Sub Stock and Archipelago Shares, as applicable), and (B) any cash to be paid pursuant to Sections 5.3(g) in respect of any cash in lieu of fractional shares in exchange for outstanding NYSE Merger Corporation Sub Stock ~~Membership Interests~~ and Archipelago Shares upon due surrender of Certificates (or affidavits of loss in lieu thereof) or delivery to the Exchange Agent of instructions for use in effecting the transfer and cancellation of Book Entry Interests in exchange for the applicable Merger Consideration pursuant to the provisions of Articles V and IV (such cash and certificates for shares of NYSE Group Common Stock being hereinafter referred to as the ‘Exchange Fund’).”

(b) Section 5.3(d) of the Merger Agreement is amended and restated as follows (additional text is double underlined and deleted text is struck through):

“After the Effective T~~t~~ime, and upon the surrender of a Certificate to the Exchange Agent or delivery to the Exchange Agent of instructions authorizing transfer and cancellation of Book Entry Interests (and acknowledging the redemption of the NYSE Merger Corporation Preference Shares) in accordance with the terms of the NYSE Transmittal Letter or the Archipelago Transmittal Letter, as appropriate, the holder of such Certificate or of any Book Entry Interests shall be entitled to receive in exchange therefor (i) a certificate representing that number of whole shares of NYSE Group Common Stock in respect of the aggregate Merger Consideration that such holder is entitled to receive pursuant to Sections 5.1(a) and/or 5.2(a) (after taking into account all NYSE Membership Interests and Archipelago Shares then held by such holder), and (ii) a check in the amount (after giving effect to any required Tax withholdings) equal to the sum of (x) any cash in lieu of fractional shares and (y) in the case of a Certificate or Book Entry Interest formerly representing Membership Interests that were converted into, among other things, NYSE Merger Corporation Preference Shares redeemed pursuant to Section 5.1(a)(iii), ~~any cash in respect of the NYSE Merger Consideration~~ the Redemption Cash Amount, and the Certificates so surrendered or the Book Entry Interests which are the subject of such authorization shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or such transfer and cancellation of any Book Entry Interests. In the event of a transfer of ownership of NYSE Membership Interests that is not registered in the transfer records of NYSE or a transfer of ownership of Archipelago Shares that is not registered in the transfer records of Archipelago, a certificate representing the proper number of shares of NYSE Group Common Stock, together with a check for any cash to be paid upon due surrender of the Certificate, may be issued and/or paid to such a transferee if the Certificate formerly representing such Archipelago Shares is presented to the Exchange Agent or if written instructions authorizing the transfer of any Book Entry Interests are presented to the Exchange Agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. If any ~~certificate for~~ shares of NYSE Group Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor or any Book Entry Interests is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other Taxes required by reason of the issuance of ~~certificates for~~ shares of NYSE Group Common Stock in a name other than that of the registered holder of the Certificate surrendered or in a name other than that of the registered holder of any Book Entry Interests, or shall establish to the satisfaction of NYSE Group or the Exchange Agent that such Tax has been paid or is not applicable.”

5. Fractional Shares. Section 5.3(g) of the Merger Agreement is amended and restated as follows (additional text is double underlined and deleted text is struck through):

“~~(i)~~ Notwithstanding any other provision of this Agreement, no fractional shares of NYSE Group Common Stock will be issued and any holder of NYSE Merger Corporation Sub Stock or Archipelago Shares entitled to receive a fractional share of NYSE Group Common Stock but for this Section 5.3(g)~~(i)~~ shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in net proceeds from the sale by the Exchange Agent on behalf of such holder of the aggregate fractional shares of NYSE Group Common Stock that such holder otherwise would be entitled to receive. Any such sale shall be made by the Exchange Agent within five business days after the date upon which the Certificate(s) (or affidavit(s) of loss in lieu thereof) that would otherwise result in the issuance of such fractional shares of NYSE Group Common Stock have been received by the Exchange Agent.

~~(ii) Notwithstanding any other provision of this Agreement, no fractional shares of NYSE Merger Corporation Sub Stock will be issued and any holder of NYSE Membership Interests entitled to receive a fractional share of NYSE Merger Corporation Sub Stock but for this Section 5.3(g)(ii) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in net proceeds from the sale by the Exchange Agent on behalf of such holder of the aggregate fractional shares of NYSE Group Common Stock that such holder otherwise would be entitled to receive in the NYSE LLC Merger if such holder had held fractional shares of NYSE Merger Corporation Sub Stock. Any such sale shall be made by the Exchange Agent within five business days after the date upon which the Certificate(s) (or affidavit(s) of loss in lieu thereof) that would otherwise result in the issuance of such fractional shares of NYSE Group Common Stock have been received by the Exchange Agent.”~~

6. Expenses. Notwithstanding anything to the contrary set forth in the Merger Agreement (including, without limitation, Section 7.12 thereof), any registration fee payable to the SEC as a result of any requirement to register under the Securities Act the issuance of the NYSE Merger Corporation Preference Shares, if any, shall be paid by the NYSE.

7. Annex A. The defined terms “NYSE Merger Corporation Preference Share” set forth in Section 2(a) of this Amendment and “Redemption Cash Amount” set forth in Section 3 of this Amendment shall be added to Annex A of the Merger Agreement in alphabetical order.

8. Representations and Warranties. NYSE represents and warrants to Archipelago, and Archipelago represents and warrants to NYSE, as follows:

Such party has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Amendment, subject only to the adoption and approval of the Agreement, as amended by this Amendment, by the NYSE Requisite Vote or the Archipelago Requisite Vote, as applicable, and, to the extent required under any NYSE Organizational Document or Archipelago Organizational Document, as applicable, approval of the SEC. This Amendment is a valid and binding agreement of such party enforceable against such party in accordance with its terms, subject, as to the Bankruptcy and Equity Exceptions. The Board of Directors of such party has approved, adopted and declared advisable the Agreement, as amended by this Amendment.

9. Miscellaneous. Sections 10.4, 10.5, 10.6, 10.8, 10.12, 10.13 and 10.14 of the Merger Agreement are restated herein in full, with the exception that references to “this Agreement” shall be references to “this Amendment.”

10. Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Amendment may be amended, modified or supplemented (a) only by a written instrument executed and delivered by all of the parties hereto, (b) by action taken or authorized by their respective Boards of Directors, and (c) before or after approval of the matters presented in connection with the Mergers by NYSE Members and Archipelago stockholders, but, after any such approval, no amendment shall be made which by Law or in accordance with the rules of any relevant stock exchange requires further approval by such Members or stockholders without such further approval.

11. Remainder of Merger Agreement. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Merger Agreement, all of which shall continue to be in full force and effect.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

NEW YORK STOCK EXCHANGE, INC.

By	/s/ JOHN A. THAIN
Name:	John A. Thain
Title:	Chief Executive Officer

ARCHIPELAGO HOLDINGS, INC.

By	/s/ GERALD D. PUTNAM
Name:	Gerald D. Putnam
Title:	Chairman and Chief Executive Officer

NYSE GROUP, INC.

By	/s/ JOHN A. THAIN
Name:	John A. Thain
Title:	Chief Executive Officer and Director

NYSE MERGER SUB LLC

By	/s/ RICHARD P. BERNARD
Name:	Richard P. Bernard
Title:	President and Director

NYSE MERGER CORPORATION SUB, INC.

By	/s/ RICHARD P. BERNARD
Name:	Richard P. Bernard
Title:	President and Director

ARCHIPELAGO MERGER SUB, INC.

By	/s/ KEVIN J. P. O’HARA
Name:	Kevin J. P. O’Hara
Title:	Secretary

[Signature Page to Amendment No. 1 to Amended and Restated Merger Agreement]

Exhibit F

CERTIFICATE OF DESIGNATIONS

MANDATORILY REDEEMABLE SERIES A

PREFERRED STOCK

of

NYSE MERGER CORPORATION SUB, INC.

(Pursuant to Section 151 of the

Delaware General Corporation Law)

NYSE Merger Corporation Sub, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation (the “Board of Directors”) as required by Section 151 of the General Corporation Law on [•], 2005:

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors in accordance with the provisions of the Restated Certificate of Incorporation of the Corporation, the Board of Directors hereby creates a series of Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Corporation and states the designation and number of shares, and fixes the relative rights, preferences and limitations thereof as follows:

1. Designation and Amount. The shares of such series shall be designated “Mandatorily Redeemable Series A Preferred Stock” (the “Series A Preferred Stock”) and the number of shares constituting the Series A Preferred Stock shall be 1,366.

2. Rank. The Series A Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets: (i) senior to all series of any other class of the Corporation’s Preferred Stock; and (ii) senior to the Common Stock, par value $0.01 per share, of the Corporation (the “Common Stock”). The securities described in clauses (i) and (ii) are referred to herein as “Junior Stock”.

3. Dividends and Distributions. The holders of shares of Series A Preferred Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available for the purpose. Except as provided in this Certificate of Designations, holders of Series A Preferred Stock shall not be entitled to any distributions on the Series A Preferred Stock, whether payable in cash, property or stock.

4. Voting Rights. The holders of shares of Series A Preferred Stock shall not be entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Corporation, except as otherwise required under Delaware law. Except as set forth herein, or as otherwise provided by Delaware law, holders of shares of Series A Preferred Stock shall have no special voting rights and their consent shall not be required for taking any corporate action.

5. Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation (which shall not include any transaction included in Section 6), no distribution shall be made to the holders of any Junior Stock (either as to dividends or upon liquidation, dissolution or winding up) unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received $300,000 per share, plus an amount equal to declared and unpaid dividends and distributions thereon to the date of the liquidation, dissolution or winding up, as the case may be. If the assets of the Corporation are not sufficient to pay in full the liquidation price payable to the holders of the shares of Series A Preferred Stock, the holders of all such shares shall share ratably in such distribution of assets.

6. Redemption. Three hours after the issuance of the Series A Preferred Stock in the merger of the New York Stock Exchange, Inc., a New York Type A not-for-profit corporation, with and into the Corporation, the Corporation shall redeem, without any further action by any holder of Common Stock or Series A Preferred Stock, all of the outstanding shares of Series A Preferred Stock at the redemption price of $300,000 per share, plus an amount equal to the declared and unpaid dividends and distributions thereon to the time of the redemption (collectively, the “Redemption Amount”) and such shares of Series A Preferred Stock shall cease to be outstanding without any further action and the former holders thereof shall have only the right to receive from the Corporation the Redemption Amount in respect of each such share held.

7. Fractional Shares. The Corporation may issue fractions of shares of Series A Preferred Stock. In the event that fractional shares of Series A Preferred Stock are issued, the holders thereof shall have all the rights provided herein of holders of full shares of Series A Preferred Stock in the proportion which such fraction bears to a full share.

8. Certificates. Certificates shall not be issued for any of the shares of Series A Preferred Stock.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Corporation by its [•] on this [•] day of [•], 2005.

NYSE MERGER CORPORATION SUB, INC.

By:
Name: Title:

AMENDMENT NO. 2

TO

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and among

NEW YORK STOCK EXCHANGE, INC.,

ARCHIPELAGO HOLDINGS, INC.,

NYSE GROUP, INC.,

NYSE MERGER SUB LLC,

NYSE MERGER CORPORATION SUB, INC.

and

ARCHIPELAGO MERGER SUB, INC.

Amendment dated as of November 2, 2005

AMENDMENT NO. 2

TO

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 2, dated as of November 2, 2005 (this “Amendment”), to the Amended and Restated Agreement and Plan of Merger, dated as of July 20, 2005, as amended as of October 20, 2005 (the “Merger Agreement”), is by and among New York Stock Exchange, Inc., a New York Type A not-for-profit corporation (“NYSE”), Archipelago Holdings, Inc., a Delaware corporation (“Archipelago”), NYSE Group, Inc., a Delaware corporation (“NYSE Group”), NYSE Merger Sub LLC, a New York limited liability company (“NYSE Merger Sub LLC”), NYSE Merger Corporation Sub, Inc., a Delaware corporation (“NYSE Merger Corporation Sub”), and Archipelago Merger Sub, Inc., a Delaware corporation (“Archipelago Merger Sub”).

RECITALS

WHEREAS, the parties to the Merger Agreement desire to amend and supplement certain terms of the Merger Agreement as described herein; and

WHEREAS, all capitalized terms not defined or amended herein shall have the meaning ascribed to such terms in the Merger Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

1. Conversion of NYSE Membership Interests.

(a) The definition of “Archipelago Fully-Diluted Share Amount” in Section 5.1(a)(i)(A) of the Merger Agreement is amended and restated as follows (additional text is double underlined and deleted text is struck through):

“‘Archipelago Fully-Diluted Share Amount’ means a number equal to the sum of: (i) the aggregate number of Archipelago Shares issued and outstanding as of the Determination Date, plus (ii) the aggregate number of Archipelago Shares that would be deemed outstanding for purposes of calculating earnings per share under the treasury stock method described in paragraphs 17-19 of FAS-128 as a result of ~~outstanding~~ Archipelago Options outstanding as of the Determination Date (provided, however, that, in applying the treasury stock method, (A) the average market price during the relevant period described in Paragraph 17.b. of FAS-128 shall be the Archipelago Post-Announcement Price, ~~and~~ (B) all issued and outstanding Archipelago Options, whether vested or unvested, shall be deemed to be vested as of the Determination Date and (C) the assumed proceeds from the exercise of any Archipelago Option shall be equal to the amount that the employee would have to pay under the terms of the Archipelago Option upon exercise of such Archipelago Option, and paragraph 21 of FAS-128 shall be disregarded), plus (iii) the aggregate number of Archipelago Shares underlying all Archipelago Awards as of the Determination Date, whether vested or unvested, plus (iv) 118,862 (which is the maximum number of restricted stock units with respect to Archipelago Shares that Archipelago may issue after the Determination Date and prior to the Effective Time as permitted under Sections 5.4 and 7.1(d)(ii)(B) of this Agreement) minus ~~(iv)~~ (v) the aggregate number of Archipelago Shares held by any wholly owned subsidiary of Archipelago as of the Determination Date.”

(b) Section 5.1(a)(i)(C) of the Merger Agreement is amended and restated as follows (additional text is double underlined and deleted text is struck through):

“(C) for each NYSE Membership Interest with respect to which a Stock Election has been made and not revoked or lost pursuant to Section 5.3, either (1) if the Unprorated Aggregate Cash Consideration is equal to or greater than $409,800,000, a number of fully paid and nonassessable NYSE Merger Corporation Sub Shares equal to the Default Stock Election Amount, or (2) if the Unprorated Aggregate Cash Consideration is less than $409,800,000, (i) a number of fully paid and nonassessable NYSE Merger Corporation Sub Shares equal to the sum of (x) the NYSE Exchange Ratio ~~Default Stock Election Amount~~ and (y) the Stock Oversubscription Amount; and (ii) an amount of cash equal to the difference between (x) $300,000 and (y) the product of the Stock Oversubscription Amount and the Archipelago Pre-Closing Price.

‘Default Stock Election Amount’ shall mean the sum of (i) the NYSE Exchange Ratio and (ii) an amount equal to the quotient obtained by dividing $300,000 by the Archipelago Pre-Closing Price.

‘Stock Oversubscription Amount’ shall mean the product of the NYSE Exchange Ratio ~~Default Stock Election Amount~~ and a fraction, the numerator of which is the Number of Cash Elections and the denominator of which is the Number of Stock Elections.”

2. Restriction in Equity Issuances. Section 5.4 of the Merger Agreement is amended and restated as follows (additional text is double underlined):

“5.4. Restrictions on Equity Issuances. Notwithstanding anything to the contrary, (a) on and after the date hereof and until the Effective Time, neither NYSE nor Archipelago shall (except as set forth in Section 7.1(d)(ii)(B) and Section 7.16) issue, grant, convey or provide to any Person any right of any kind, contingent or accrued, to acquire or receive NYSE Membership Interests or Archipelago Shares or benefits measured by the value of NYSE Membership Interests or Archipelago Shares, including any Archipelago Options or Archipelago Awards; and (b) on and after the Determination Date, (i) Archipelago shall not (except as set forth in Section 7.1(d)(ii)(B)), and shall cause its Subsidiaries not to, issue or agree to issue any Archipelago Shares (other than pursuant to the exercise of Archipelago Options issued on or prior to the date of this Agreement) or take any other action that could cause the Archipelago Fully-Diluted Share Amount to change and (ii) NYSE shall not, and shall cause its subsidiaries not to, issue or agree to issue any NYSE Membership Interests or take any other action that could cause the aggregate number or NYSE Membership Interests or the Total Member Share Count to change.”

3. Interim Operations. Section 7.1(d)(ii)(B) of the Merger Agreement is amended and restated as follows (additional text is double underlined and deleted text is struck through):

“(B) new grants of up to ~~1,000,000~~ 881,138 restricted stock units with respect to Archipelago Shares which shall be granted in amounts and on terms and conditions in the ordinary course of business consistent with past practice prior to the Determination Date, and new grants of up to 118,862 restricted stock units with respect to Archipelago Shares which shall be granted in amounts and on terms and conditions in the ordinary course of business consistent with past practice after the Determination Date and prior to the Effective Time.”

4. Members Meeting. Section 7.4(a) of the Merger Agreement is amended and restated as follows (deleted text is struck through):

“(a) NYSE will take, in accordance with applicable Law and its certificate of incorporation and constitution, all action necessary to convene a meeting of its Members (the ‘NYSE Members Meeting’) on a date determined in accordance with the mutual agreement of NYSE and Archipelago (the ‘Meeting Date’), which date shall be as promptly as practicable (but in no event more than 35 calendar days or such longer period as may be required under NYSE’s Constitution) after the S-4 Registration Statement is declared effective, to consider and vote upon the adoption and approval of this Agreement ~~and, to the extent permissible, the SEC shall have granted any necessary approvals for the consummation of the transactions contemplated by this Agreement (including any approvals of any application under Rule 19b-4 of the Exchange Act submitted in connection with the transactions contemplated by this Agreement)~~. Subject to fiduciary obligations under applicable Law, the Board of Directors of NYSE shall recommend such adoption or approval, as the case may be, and shall take all lawful action to solicit such adoption and approval. In the event that subsequent to the date hereof, the Board of Directors of NYSE determines that this Agreement is no longer advisable and either makes no recommendation or recommends that its ~~stockholders~~ Members reject this Agreement (a ‘Change in NYSE Recommendation’), NYSE shall nevertheless submit this Agreement to its Members for adoption at the NYSE Members Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the NYSE Members Meeting.”

5. Cash Dividends Prior to the Effective Time.

(a) The definition of “Cash Test Date” in Section 7.17(a) of the Merger Agreement is amended and restated as follows (additional text is double underlined):

“‘Cash Test Date’ means the last day of the month immediately preceding the Closing Date mutually and reasonably expected by NYSE and Archipelago; provided that, if such date is not at least 15 business days prior to the Closing Date, then ‘Cash Test Date’ shall mean the last day of the second month immediately preceding the Closing Date; provided further, that the ‘Cash Test Date’ may be such later date as NYSE and Archipelago mutually agree in writing.”

(b) Section 7.17(e) of the Merger Agreement is amended by replacing “$350,000,000” with “280,000,000”, and by replacing “$150,000,000” with “120,000,000”.

6. Adjustments to Measured Cash. The following is added as Section 7.18(f) of the Merger Agreement:

“(f) If (i) the proposal set forth in Section 7.18(f) of the NYSE Disclosure Letter is approved on or prior to the Cash Test Date by the holders of the number shares of The Depository Trust & Clearing Corporation (“DTCC”) required to approve such proposal; (ii) such required approval is still valid as of the Cash Test Date; (iii) as of the Cash Test Date, DTCC has not indicated that it has decided not to pursue the sale contemplated by such proposal notwithstanding the receipt of stockholder approval for such proposal; (iv) such proposal has not otherwise been terminated on or prior to the Cash Test Date; and (v) the sale contemplated by the proposal has not been consummated on or prior to the Cash Test Date, then the NYSE Measured Cash shall be increased by an amount equal to the expected proceeds of such sale as set forth in Section 7.18(f) of the NYSE Disclosure Letter, net of the expected Tax liability resulting from such sale (which Tax liability shall be calculated as set forth in Section 7.18(f) of the NYSE Disclosure Letter).”

7. NYSE Cash Condition. Section 8.2(d) of the Merger Agreement is amended by replacing “$350,000,000” with “280,000,000.”

8. Archipelago Cash Condition. Section 8.3(d) of the Merger Agreement is amended by replacing “$150,000,000” with “120,000,000.”

9. Amendment to the NYSE Disclosure Letter. The NYSE Disclosure Letter is amended to add the language in Exhibit A hereto as Section 7.18(f) of the NYSE Disclosure Letter.

10. Representations and Warranties. NYSE represents and warrants to Archipelago, and Archipelago represents and warrants to NYSE, as follows:

Such party has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Amendment, subject only to the adoption and approval of the Agreement, as amended by this Amendment, by the NYSE Requisite Vote or the Archipelago Requisite Vote, as applicable, and, to the extent required under any NYSE Organizational Document or Archipelago Organizational Document, as applicable, approval of the SEC. This Amendment is a valid and binding agreement of such party enforceable against such party in accordance with its terms, subject, as to the Bankruptcy and Equity Exceptions. The Board of Directors of such party has approved, adopted and declared advisable the Agreement, as amended by this Amendment.

11. Miscellaneous. Sections 10.4, 10.5, 10.6, 10.8, 10.12, 10.13 and 10.14 of the Merger Agreement are restated herein in full, with the exception that references to “this Agreement” shall be references to “this Amendment.”

12. Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Amendment may be amended, modified or supplemented (a) only by a written instrument executed and delivered by all of the parties hereto, (b) by action taken or authorized by their respective Boards of Directors, and (c) before or after approval of the matters presented in connection with the Mergers by NYSE Members and Archipelago stockholders, but, after any such approval, no amendment shall be made which by Law or in accordance with the rules of any relevant stock exchange requires further approval by such Members or stockholders without such further approval.

13. Remainder of Merger Agreement. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Merger Agreement, all of which shall continue to be in full force and effect.

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

NEW YORK STOCK EXCHANGE, INC.

By	/s/ JOHN A. THAIN
Name:	John A. Thain
Title:	Chief Executive Officer

ARCHIPELAGO HOLDINGS, INC.

By	/s/ GERALD D. PUTNAM
Name:	Gerald D. Putnam
Title:	Chairman and Chief Executive Officer

NYSE GROUP, INC.

By	/s/ JOHN A. THAIN
Name:	John A. Thain
Title:	Chief Executive Officer and Director

NYSE MERGER SUB LLC

By	/s/ RICHARD P. BERNARD
Name:	Richard P. Bernard
Title:	President and Director

[Signature Page to Amendment No. 2 to Amended and Restated Merger Agreement]

NYSE MERGER CORPORATION SUB, INC.

By	/s/ RICHARD P. BERNARD
Name:	Richard P. Bernard
Title:	President and Director

ARCHIPELAGO MERGER SUB, INC.

By	/s/ KEVIN J. P. O’HARA
Name:	Kevin J. P. O’Hara
Title:	Secretary

[Signature Page to Amendment No. 2 to Amended and Restated Merger Agreement]

Annex B

AMENDED AND RESTATED SUPPORT AND LOCK-UP AGREEMENT

This AMENDED AND RESTATED SUPPORT AND LOCK-UP AGREEMENT (this “Agreement”), dated as of July 20, 2005, is by and among General Atlantic Partners 77, L.P., GAP-W Holdings, L.P., Gapstar, LLC, GAP Coinvestment Partners II, L.P., and GAPCO GMBH & CO. KG (jointly and severally, the “Stockholder”), each in its capacity as a stockholder of Archipelago Holdings, Inc., a Delaware corporation (“Archipelago”), and New York Stock Exchange, Inc., a New York Type A not-for-profit corporation (“NYSE”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned such terms in the Merger Agreement.

WHEREAS, the parties hereto entered into that certain Support and Lock-Up Agreement, dated as of April 20, 2005 (the “Original Support and Lock-Up Agreement”), pursuant to which the Stockholders agreed, among other things, to vote all of the Stockholder’s Shares in favor of the approval and authorization of the Mergers, that certain Agreement and Plan of Merger, dated as of April 20, 2005, by and between the NYSE and Archipelago (the “Original Merger Agreement”), and the transactions contemplated by the Merger Agreement;

WHEREAS, on the date hereof, the NYSE, Archipelago and certain of their Subsidiaries have amended and restated the Original Merger Agreement (such amended and restated agreement, the “Merger Agreement”) in order to, among other things, provide Members with the right to make an Election (including the Standard Election, the Cash Election and the Stock Election) and to shorten the duration of the restrictions on transfer applicable to the NYSE Group Common Stock that would be issued to the Members in the Mergers;

WHEREAS, the parties hereto desire to amend and restate the Original Support and Lock-Up Agreement in the form of this Agreement in order to confirm that the Stockholders will vote all of their Shares in favor of the approval and authorization of the Merger Agreement and the transactions contemplated by the Merger Agreement and to amend the Lock-Up Expiration Dates; and

WHEREAS, in order to induce the NYSE to enter into the Merger Agreement, the Stockholder desires to enter into this Agreement, to take the applicable actions set forth in this Agreement, and to be bound by the obligations and restrictions contained herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, each of the parties hereto agree as follows:

Section 1. Representations and Warranties of the Stockholder. The entities constituting the Stockholder, jointly and severally, hereby represent and warrant to NYSE as follows:

(a) Title. As of April 20, 2005, the Stockholder “beneficially owns” (as such term is defined in Rules 13d-3 and 16a-1 promulgated under the Securities Exchange Act of 1934, as amended) or owns of record, and is entitled to dispose of (or direct the disposition of), the number of shares of common stock, par value $0.01 per share, of Archipelago (the “Common Stock”) set forth on Exhibit A hereto (such shares, including any Additional Shares (as hereinafter defined), the “Shares” of such Stockholder).

(b) Right to Vote. As of April 20, 2005 and for so long as this Agreement shall remain in effect with respect to this Section 1 (including on the date of the Archipelago Stockholders Meeting, which, for purposes of this Agreement, shall be deemed to include any adjournment or postponement thereof), except to the extent modified by this Agreement and, if applicable, Section C of Article IV of the Certificate of Incorporation of Archipelago, the Stockholder has and at all times shall have full legal power, authority and right to vote all of the Stockholder’s Shares, without the consent or approval of, or any other action on the part of, any other person or entity, in favor of the approval and authorization of the Mergers, the Merger Agreement and the other transactions contemplated thereby (collectively, the “Proposed Transaction”). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person or entity with respect to any of the Stockholder’s Shares, granted any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person or entity limiting or affecting his legal power, authority or right to vote the Shares on any matter, in each case inconsistent with the Stockholder’s obligations under this Agreement.

(c) Authority. The Stockholder has all requisite legal power, authority and right to execute and deliver, and to perform its obligations under, this Agreement and to consummate the transactions contemplated hereby. The Stockholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization (as applicable). This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. The Stockholder is not a trust requiring consent of any beneficiary for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(d) Conflicting Instruments. The execution and delivery of this Agreement and the performance by the Stockholder of the Stockholder’s agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any agreement, judgment, injunction, order, decree, law, regulation or arrangement to which the Stockholder is a party or by which the Stockholder (or any of the Stockholder’s assets or properties) is bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to impair or adversely affect the Stockholder’s ability to perform the Stockholder’s obligations under this Agreement or render inaccurate in any material respect any of the representations made herein by the Stockholder; and no authorization, consent or approval of any governmental body or authority or other person is necessary for the execution of this Agreement and the consummation of the transactions contemplated hereby by the Stockholder (except to the extent that approval under the HSR Act is necessary for the consummation of the transactions contemplated by the Merger Agreement). Without limiting the generality of the foregoing (except to the extent that approval under the HSR Act is necessary for the consummation of the transactions contemplated by the Merger Agreement), none of (i) the execution and delivery of this Agreement by the Stockholder, (ii) the consummation by the Stockholder of the transactions contemplated hereby and (iii) compliance by the Stockholder with any of the provisions hereof shall (A) conflict with or result in any breach of the organizational documents of the Stockholder, (B) result in, or give rise to, a violation or breach of or a default under (with or without notice or lapse of time, or both) any of the terms of any material contract, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease, permit, understanding, agreement or other instrument or obligation to which the Stockholder is a party or by which any Stockholder or any of the Stockholder’s Shares or assets may be bound, or (C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing which, individually or in the aggregate, would not reasonably be expected to impair or adversely affect in any way the Stockholder’s ability to perform its obligations under this Agreement or render inaccurate in any material respect any of the representations made herein by the Stockholder.

(e) Shares. Except as set forth on such Exhibit A, neither the Stockholder nor any Subsidiary of the Stockholder owns or holds any right to acquire any additional shares of any class of capital stock of Archipelago or other securities of Archipelago or any interest therein or any voting rights with respect to any securities of Archipelago. The Stockholder has good and valid title to the Shares denoted as being owned by the Stockholder on Exhibit A, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than (i) those created by this Agreement, (ii) as set forth on Exhibit A and (iii) those which would not reasonably be expected to impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(f) Reliance By NYSE. The Stockholder understands and acknowledges that NYSE is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement, the Stockholder’s performance of the Stockholder’s obligations under this Agreement, and the accuracy of the Stockholder’s representations and warranties set forth in this Agreement.

(g) Litigation. As of April 20, 2005, there is no action, proceeding or investigation pending or, to the Stockholder’s knowledge, threatened, against the Stockholder that calls into question the validity of this Agreement or any action taken or to be taken by the Stockholder in connection with this Agreement.

Section 2. Covenants of the Stockholder. The entities constituting the Stockholder, jointly and severally, hereby agree as follows:

(a) Restrictions on Transfer.

(i) Until the termination of this Agreement as to this Section 2(a)(i) in accordance with the provisions of Section 13, the Stockholder shall not Transfer or agree to Transfer any or all such Stockholder’s Shares to any Person. As used in this Agreement, the term “Transfer” means (with its cognates having corresponding meanings), with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, conversion or the grant, creation or sufferage of a lien or encumbrance in or upon, or the gift, placement in trust, or the constructive sale or other disposition of such security or any right, title or interest therein (including but not limited to any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise) or the record or beneficial ownership thereof, any offer to make such a sale, transfer, constructive sale or other disposition, and any agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing; provided, however, that the term “Transfer” shall not include the pledge by Gapstar, LLC described on Exhibit A. The term “constructive sale” means a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership.

(ii) From and after the Effective Time until the Lock-Up Expiration Date (as defined below), the Stockholder shall not Transfer or agree to Transfer (as such term is defined above) any shares of NYSE Group common stock (the “NYSE Group Common Stock”) which such Stockholder has received or has a right to receive in the Archipelago Merger in respect of the Stockholder’s Shares (such shares of NYSE Group Common Stock being referred to hereinafter as the Stockholder’s “NYSE Group Shares,” and any shares of NYSE Group Common Stock which any of the stockholders set forth on Exhibit C has received or has a right to receive in the Archipelago Merger in respect of any shares of Common Stock held by such stockholder prior to the Archipelago Merger that are subject to any transfer restrictions, as “Other NYSE Group Shares”). For purposes of this Agreement, the “Lock-Up Expiration Date” means: (A) with respect to one-third of the Stockholder’s NYSE Group Shares received in the Archipelago Merger (to the extent that the Transfer restrictions set forth in this Section 2(a)(ii) of this Agreement imposed on such number of such Stockholder’s NYSE Group Shares have not been previously Released by the Board), the first anniversary of the Closing Date; (B) with respect to another one-third of the Stockholder’s NYSE Group Shares received in the Archipelago Merger (to the extent that the Transfer restrictions set forth in this Section 2(a)(ii) of this Agreement imposed on such number of such Stockholder’s NYSE Group Shares have not been previously Released by the Board), the second anniversary of the Closing Date; and (C) with respect to the remaining one-third of the Stockholder’s NYSE Group Shares received in the Archipelago Merger (to the extent that the Transfer restrictions set forth in this Section 2(a)(ii) of this Agreement imposed on such number of such Stockholder’s NYSE Group Shares have not been previously Released by the Board), the third anniversary of the Closing Date (so that none of the Stockholder’s NYSE Group Shares shall be subject to the Transfer restrictions set forth in this Section 2(a)(ii) of this Agreement as of such third anniversary of the Closing Date). The transfer restrictions set forth in this Section 2(a)(ii) shall hereinafter be referred to as the “Lock-Up.” A legend shall be placed on each certificate representing any NYSE Group Shares to the effect that such NYSE Group Shares are subject to the Lock-Up, which legend shall be removed from a certificate upon the occurrence of the Lock-Up Expiration Date with respect to all of the NYSE Group Shares represented by such certificate.

(iii) Notwithstanding anything to the contrary set forth in Section 2(a)(ii) hereof, if the Board of Directors of NYSE Group shall, in its sole discretion, Release (as hereinafter defined) any Transfer restriction from (A) any shares of NYSE Group Common Stock issued in the NYSE LLC Merger that were subject to contractual transfer restrictions immediately prior to such Release (such shares being referred to hereinafter as the “NYSE Shares”) or (B) any Other NYSE Group Shares of any stockholder of NYSE Group other than GSP, LLC, then the same Transfer restrictions shall simultaneously be Released from a proportionate number of the NYSE Group Shares of the Stockholder that are subject to the Lock-Up, the number of the Stockholder’s NYSE Group Shares being so Released being equal to the aggregate number of such Stockholder’s NYSE Group Shares subject to the Lock-Up, multiplied by a fraction, the numerator of which shall be (1) in the case of (A) above, the number of NYSE Shares that were so Released or (2) in the case of (B) above, the number of Other NYSE Group Shares of such other stockholder of NYSE Group (other than GSP, LLC) that were so Released, and the denominator of which shall be (1) in the case of (A) above, the aggregate number of NYSE Shares that were subject to such Transfer restriction immediately prior to such Release or (2) in the case of (B) above, the aggregate number of Other NYSE Group Shares held by such other stockholder (other than GSP, LLC) immediately prior to such Release. For purposes hereof, “Release” means, with respect to any Transfer restriction on any share of NYSE Group Common Stock, any action or circumstance as a result of which such Transfer restriction imposed on such share of NYSE Group Common Stock is removed (and its cognates shall have a corresponding meaning); provided, however, that, for purposes of this Agreement, the Board of Directors of NYSE Group shall not be deemed to have Released any Transfer restriction from shares of NYSE Group Common Stock issued in the NYSE LLC Merger if it Releases such Transfer restriction for estate planning purposes or because of death, disability or other hardship of the holder of such NYSE Group Common Stock.

(iv) Notwithstanding anything to the contrary set forth in Section 2(a)(ii), if at any time from and after the Effective Time and until the Stockholder shall no longer hold any NYSE Group Shares that are subject to the Transfer restrictions of this Agreement, NYSE Group proposes to file a Registration Statement under the Securities Act with respect to an offering by NYSE Group for its own account (other than a Registration Statement on Form S-4 or S-8 or any successor thereto) (such an offering, a “NYSE Group Offering”) and decides to permit certain of its stockholders to participate in such NYSE Group Offering, then NYSE Group shall give written notice of such proposed filing to the Stockholder at least fifteen (15) days prior to the anticipated filing date of the registration statement describing the proposed registration, and shall permit the Stockholder to participate in such NYSE Group Offering pro rata with the other NYSE Group stockholders participating in such NYSE Group Offering. If at any time from and after the Effective Time and until such time as the Stockholder shall no longer hold any NYSE Group Shares that are subject to the Transfer restrictions of this Agreement, NYSE Group agrees to file a Registration Statement under the Securities Act for the account of any or all of the stockholders whose names are set forth in Exhibit B or any stockholder who was a NYSE Member immediately prior to the Mergers in respect of such stockholder’s NYSE Shares (such an offering, a “Stockholder Offering”; and each of a NYSE Group Offering and a Stockholder Offering, an “Offering”), then the Stockholder shall have the right to participate in such Stockholder Offering on a pro rata basis, pari passu with all of the other stockholders participating in such Stockholder Offering; provided, however, that if such Stockholder Offering shall be an underwritten offering, NYSE Group shall not be required to include any shares of NYSE Group Common Stock in such Stockholder Offering unless the Stockholder accepts the terms of such Stockholder Offering as agreed upon by NYSE Group, such other stockholders participating in such Stockholder Offering, and the underwriter for such Stockholer Offering; and then only in such quantity as is equal to the pro rata share of the maximum number of NYSE Group Shares and NYSE Shares to be included in such Stockholder Offering as reasonably determined by the underwriter for such Stockholder Offering.

(v) If, on or prior to the first anniversary of the Closing Date, there shall not have been at least one Offering pursuant to which the Stockholder shall have had the right to participate in such Offering, the Stockholder shall have the right (a “Registration Right”), exercisable once during the period between the first and second anniversaries of the Closing Date, to demand that NYSE Group effect the registration under the Securities Act of all or any portion of the NYSE Group Shares held by such Stockholder that are not subject to restrictions on Transfer under this Agreement, to the extent that such NYSE Group Shares are “restricted securities” or “control securities” under the Securities Act or are otherwise not freely transferable in a single transaction in accordance with Rule 144(k), or any successor rule, promulgated under the Securities Act. If, on or prior to the second anniversary of the Closing Date, there shall not have been at least two Offerings pursuant to which the Stockholder shall have had the right to participate in such Offerings, the Stockholder shall have a Registration Right, exercisable once during the period between the first and second anniversaries of the Closing Date, to demand that NYSE Group effect the registration under the Securities Act of all or any portion of the NYSE Group Shares held by such Stockholder that are not subject to restrictions on Transfer under this Agreement, to the extent that such NYSE Group Shares are “restricted securities” or “control securities” under the Securities Act or are otherwise not freely transferable in a single transaction in accordance with Rule 144(k), or any successor rule, promulgated under the Securities Act. After the third anniversary of the Closing Date, the Stockholder shall have a Registration Right, exercisable once during the period between the third and fourth anniversaries of the Closing Date, to demand that NYSE Group effect the registration under the Securities Act of all or any portion of the NYSE Group Shares held by such Stockholder that are not subject to restrictions on Transfer under this Agreement, to the extent that such NYSE Group Shares are “restricted securities” or “control securities” under the Securities Act or are otherwise not freely transferable in a single transaction in accordance with Rule 144(k), or any successor rule, promulgated under the Securities Act. To exercise a Registration Right, the Stockholder shall provide written notice (the “Demand Notice”) to NYSE Group indicating the number of NYSE Group Shares as to which it is requesting registration and the intended method of disposition thereof. NYSE Group shall use its reasonable efforts to effect on customary terms the registration under the Securities Act of the NYSE Group Shares held by the Stockholder that are included in the Registration Right, to the extent necessary to permit the disposition (in accordance with the intended methods of disposition specified by the Stockholder in its Demand Notice) of the NYSE Group Shares held by the Stockholder that are included in the Registration Right; provided, however, that (1) upon notice to the Stockholder, NYSE Group may postpone effecting a registration pursuant to this Section 2(a)(v) for a reasonable period of time specified in the notice but not exceeding 90 days (which period may not be extended or renewed), if NYSE Group determines in good faith that (A) effecting the registration would materially and adversely affect an offering of securities of NYSE Group the preparation of which had been commenced prior to the date of the Demand Notice or (B) effecting the registration would require NYSE Group to disclose material non-public information the disclosure of which during the period specified in NYSE Group’s notice would not be in the best interests of NYSE Group; and (2) any holder of shares of NYSE Group Common Stock that are subject to restrictions on Transfer shall have the right to participate in such registered offering pro rata with the Stockholder and other stockholders participating in such registered offering. As soon as practicable after the date hereof, the Stockholder and NYSE Group shall execute a registration rights agreement upon customary terms setting forth in greater detail the terms and conditions of the registration rights set forth in this Section 2(a)(v), including terms and conditions as to registration procedures, limitations on the number of shares of NYSE Group Common Stock that may be included in any underwritten offering, underwriting arrangements, timing, expenses, blackout periods and indemnification, and shall prepare and execute such other documents as may be reasonably required to effectuate this Section 2(a)(v).

(vi) It is hereby agreed and acknowledged by the parties that, upon the release of any of the Stockholder’s NYSE Group Shares from the Lock-Up pursuant to Section 2(a)(iii) hereof, if the Board of Directors of NYSE Group shall have designated prior to such release a broker and/or the manner of the Transfer of such NYSE Group Shares to be released, the Stockholder shall Transfer such shares in connection with such release only through such broker (or through Goldman, Sachs & Co. or its affiliates) and in such manner as designated by the Board of Directors of NYSE Group.

(b) Agreement to Vote.

(i) At the Archipelago Stockholders Meeting or at any adjournment, postponement or continuation thereof or in any other circumstances (including any other annual or special meeting of the stockholders of Archipelago or any action by prior written consent) occurring prior to the Archipelago Stockholders Meeting in which a vote, consent or other approval with respect to the Proposed Transaction or any other Acquisition Proposal (whether or not a Superior Proposal) with respect to Archipelago is sought (subject to the possible application of Section C of Article IV of the Certificate of Incorporation of Archipelago and, in the event of such application, to the fullest extent permitted thereby), the Stockholder hereby irrevocably and unconditionally agrees to vote or to cause to be voted all of such Stockholder’s Shares (A) in favor of the Proposed Transaction and (B) against (i) any other Acquisition Proposal (whether or not a Superior Proposal) with respect to Archipelago, (ii) any proposal for any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Archipelago or any of its subsidiaries that is in competition or inconsistent with the Proposed Transaction, or any proposal to effect the foregoing which is made in opposition to or in competition with the adoption or approval of the Proposed Transaction, (iii) any liquidation or winding up of Archipelago, (iv) any extraordinary dividend by Archipelago (other than the payment of any cash dividend that Archipelago is expressly permitted to make under the Merger Agreement), (v) any change in the capital structure of Archipelago (other than any change in capital structure resulting from the Mergers or expressly permitted under the Merger Agreement) and (vi) any other action that would reasonably be expected to (1) impede, delay, postpone or interfere with the Proposed Transaction or (2) result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Archipelago under the Merger Agreement that would reasonably be expected to materially adversely affect Archipelago.

(ii) In the event that the Merger Agreement shall be terminated under circumstances in which the Termination Fee and Expense Reimbursement would be payable by Archipelago pursuant to Section 9.5(c) of the Merger Agreement, for fifteen (15) months following such termination, the Stockholder hereby irrevocably and unconditionally agrees that it shall (A) not Transfer (or agree to Transfer) any of such Stockholder’s Shares; and (B) at any annual or special meeting of the stockholders of Archipelago or in any other circumstances in which a vote, consent or other approval (including by written consent) with respect to any Acquisition Proposal is sought, shall (x) subject to the possible application of Section C of Article IV of the Certificate of Incorporation of Archipelago and, in the event of such application, to the fullest extent permitted thereby, vote or cause to be voted all of such Stockholder’s Shares against any such Acquisition Proposal and (y) refrain from encouraging, facilitating or supporting in any way any such Acquisition Proposal, any proposal that would reasonably be expected to lead to any such Acquisition Proposal, or any agreement to undertake any such Acquisition Proposal; provided, however, that notwithstanding any other provision of this Agreement, the obligation of the Stockholder to vote or to cause to be voted all of such Stockholder’s Shares pursuant to this Section 2(ii) shall only apply to an aggregate number of Shares held by such Stockholder equal to 15.8% of the total number of shares of Common Stock issued and outstanding as of the date of any such vote by such Stockholder.

(iii) From and after April 20, 2005, except as otherwise permitted by this Agreement or the Merger Agreement or as required by order of a court of competent jurisdiction, the Stockholder shall not commit any act that could restrict or otherwise affect such Stockholder’s legal power, authority and right to vote all of its Shares as required by this Agreement, including entering into any voting agreement with any person or entity with respect to any of its Shares, granting any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of its Shares, depositing any of its Shares in a voting trust or otherwise entering into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote its Shares in favor of the approval of the Proposed Transaction.

(c) No Solicitation. The Stockholder shall not, and shall not permit any of its controlled affiliates (other than any funds or portfolio companies) to, and shall not act in concert with or permit any controlled affiliate to act in concert with any person to make, or in any manner participate in, directly or indirectly, a “solicitation” (as such term is defined in the rules of the United States Securities and Exchange Commission) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock intended to facilitate any Acquisition Proposal with respect to Archipelago or to cause the failure of the stockholders of Archipelago to approve and adopt the Proposed Transaction. In addition, the Stockholder agrees that it shall not, and shall direct any investment banker, attorney, agent or other adviser or representative of such Stockholder not to, directly or indirectly, through any officer, director, agent or otherwise, (i) enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to, any person, other than NYSE, relating to any Acquisition Proposal with respect to Archipelago, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal with respect to Archipelago or (iii) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal with respect to Archipelago; provided, however, that the foregoing shall not prohibit any Stockholder who is a director or officer of the Company from taking any actions as a director or officer with respect to the foregoing which are expressly permitted by Section 7.2(c) of the Merger Agreement. The Stockholder hereby represents that, as of April 20, 2005, it was not aware of any discussions or negotiations relating to any Acquisition Proposal with respect to Archipelago with any party other than NYSE.

(d) The Stockholder hereby agrees not to commit or agree to take any of the foregoing actions or take any action (other than any actions that are expressly permitted by this Agreement) that would have the effect of preventing, impeding, interfering with or adversely affecting the Stockholder’s ability to perform its obligations under this Agreement.

Section 3. Stockholder Capacity. If and to the extent any director or executive officer of any of the entities constituting the Stockholder executing this Agreement is or becomes during the term of this Agreement a director or officer of Archipelago, such Stockholder shall not be deemed to make any agreement or understanding herein in his or her capacity as a director or officer of Archipelago. The Stockholder is entering into this Agreement solely in such Stockholder’s capacity as the record holder or beneficial owner of such Stockholder’s Shares and nothing herein shall limit or affect any actions taken by any director or executive officer of any of the entities constituting the Stockholder in his or her capacity as a director or officer of Archipelago to the extent such actions are permitted by the Merger Agreement.

Section 4. Publication. The Stockholder hereby authorizes NYSE and Archipelago to publish and disclose in the Joint Proxy Statement/Prospectus (including any and all documents and schedules filed with the Securities and Exchange Commission relating thereto) its identity and ownership of shares of Common Stock and the nature of its commitments, arrangements and understandings pursuant to this Agreement.

Section 5. Additional Shares. If, after April 20, 2005, the Stockholder acquires beneficial or record ownership of any additional shares of capital stock of Archipelago (any such shares, “Additional Shares”), including upon exercise of any option, warrant or other right to acquire shares of capital stock of Archipelago or through any stock dividend or stock split, the provisions of this Agreement applicable to the Shares shall thereafter be applicable to such Additional Shares as if such Additional Shares had been Shares as of April 20, 2005. The provisions of the immediately preceding sentence shall be effective with respect to Additional Shares, without action by any person or entity, immediately upon the acquisition by the Stockholder of beneficial ownership of such Additional Shares.

Section 6. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 7. Executed in Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

Section 8. Specific Performance. The Stockholder acknowledges and agrees that (i) the covenants, obligations and agreements of such Stockholder contained in this Agreement relate to special, unique and extraordinary matters, (ii) NYSE is and will be relying on such covenants in connection with entering into the Merger Agreement and the performance of its obligations under the Merger Agreement, and (iii) a violation of any of the terms of such covenants, obligations or agreements will cause NYSE irreparable injury for which adequate remedies are not available at law. Therefore, the Stockholder agrees that NYSE shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain the Stockholder from committing any violation of such covenants, obligations or agreements.

Section 9. Governing Law; Submission to Jurisdiction. This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by, and enforced in accordance with, the domestic laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto or its successors or assigns shall be brought and determined in the state and federal courts of the State of Delaware, and each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this agreement, any claim (a) that it is not personally subject to the jurisdiction of the aforesaid courts for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of judgment, execution of judgment, or otherwise), or (c) to the fullest extent permitted by the applicable law, that (i) the suit, action or proceeding in such courts is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this agreement, or the subject matter hereof, may not be enforced in or by the aforesaid courts.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.

Section 10. Amendments; Waivers, etc. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all parties hereto. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought. NYSE agrees that, if the Amended and Restated Support and Lock-Up Agreement, dated as of the date hereof, by and among NYSE and the stockholders set forth on Exhibit B, shall be amended in a manner that is favorable to such stockholders, NYSE shall provide the Stockholder with the right to make the same amendment to this Agreement.

Section 11. Successors and Assigns; No Third-Party Beneficiaries. This Agreement shall not be assignable or otherwise transferable by a party without the prior consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect; provided, however, that NYSE may, in its sole discretion, assign or transfer all or any of its rights under this Agreement to any direct or indirect wholly owned subsidiary of NYSE; provided, further, that any such assignment shall not relieve NYSE of its obligations hereunder. This Agreement shall be binding upon the respective heirs, legal representatives and permitted transferees of the parties hereto. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, legal representatives and permitted transferees, any right, remedy or claim under or in respect of this Agreement or any provision hereof. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by law. Without limiting the scope or effect of the restrictions on Transfer set forth in Section 2(a), the Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise.

Section 12. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

(a) If to NYSE, to:

New York Stock Exchange, Inc.

11 Wall Street

6th Floor

New York, NY 10005

Attention: Richard P. Bernard, Esq.

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Tel: (212) 403-1000

Fax: (212) 403-2000

Attention: David C. Karp, Esq.

(b) If to the Stockholder, at the address set forth under such Stockholder’s name on Exhibit A hereto, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 13. Termination.

(a) In the event that the Merger Agreement shall be terminated under circumstances in which the Termination Fee and Expense Reimbursement would be payable by Archipelago pursuant to Section 9.5(c) of the Merger Agreement, Sections 2(b)(ii) and 2(b)(iii) of this Agreement shall terminate on the 15-month anniversary of such termination of the Merger Agreement.

(b) Provided that the Mergers have been consummated, Sections 2(a)(ii) through 2(a)(vi) of this Agreement shall terminate on the third anniversary of the Closing Date or such earlier time as all NYSE Group Shares owned beneficially or of record by any Stockholder have been Released from the Lock-Up.

(c) Sections 6 through 16, inclusive, of this Agreement shall survive the termination of this Agreement.

(d) Except as otherwise provided in Sections 13(a) through (c), inclusive, this Agreement shall terminate upon the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement.

(e) No party hereto shall be relieved from any liability for intentional breach of this Agreement by reason of any such termination.

Section 14. Integration. This Agreement (together with the Merger Agreement to the extent referenced herein), including Exhibit A and Exhibit B hereto, constitutes the full and entire understanding and agreement of the parties with respect to the subject matter hereof and thereof and supersedes any and all prior understandings or agreements relating to the subject matter hereof and thereof.

Section 15. Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 16. Interpretation. References in this Agreement (except as specifically otherwise defined) to “affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise. References in this Agreement to “person” shall mean an individual, a corporation, a partnership, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a governmental body or authority. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 17. Joint and Several Nature of Obligations and Rights. The obligations and rights of each entity constituting the Stockholder under this Agreement are joint and several with the obligations of each other such entity constituting the Stockholder.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NEW YORK STOCK EXCHANGE, INC.

/S/ JOHN A. THAIN By:
Name:	John A. Thain
Title:	Chief Executive Officer

GENERAL ATLANTIC PARTNERS 77, L.P. By: General Atlantic LLC, its general partner

/S/ MATTHEW NIMETZ By:
Name:	Matthew Nimetz
Title:	Managing Director

GAP-W HOLDINGS, L.P.
By: General Atlantic LLC, its general partner

/S/ MATTHEW NIMETZ By:
Name:	Matthew Nimetz
Title:	Managing Director

GAPSTAR, LLC
By: General Atlantic LLC, its sole member

/S/ MATTHEW NIMETZ By:
Name:	Matthew Nimetz
Title:	Managing Director

GAP COINVESTMENT PARTNERS II, L.P.

/S/ MATTHEW NIMETZ By:
Name:	Matthew Nimetz
Title:	General Partner

GAPCO GMBH & CO. KG
By: GAPCO Management GmbH, its general partner

/S/ MATTHEW NIMETZ By:
Name:	Matthew Nimetz
Title:	Managing Director

[Signature Page to Support and Lockup Agreement]

Exhibit A

Ownership of Shares by the Stockholder

Name	Address	Number of Shares
GENERAL ATLANTIC PARTNERS 77, L.P.	c/o General Atlantic Service Corporation 3 Pickwick Plaza Greenwich, Connecticut 06830	7,193,963

GAP-W HOLDINGS, L.P.	c/o General Atlantic Service Corporation 3 Pickwick Plaza Greenwich, Connecticut 06830	2,437,604

GAPSTAR, LLC	c/o General Atlantic Service Corporation 3 Pickwick Plaza Greenwich, Connecticut 06830

129,835

*Gapstar, LLC, a wholly owned subsidiary of General Atlantic, LLC, has pledged and granted a security interest in its shares to a financial institution to secure its obligations to such financial institution.

GAP COINVESTMENT PARTNERS II, L.P.	c/o General Atlantic Service Corporation 3 Pickwick Plaza Greenwich, Connecticut 06830	605,064

GAPCO GMBH & CO. KG	c/o General Atlantic Service Corporation 3 Pickwick Plaza Greenwich, Connecticut 06830	14,039

Exhibit B

GS Archipelago Investment, L.L.C.

SLK-Hull Derivatives LLC

Goldman Sachs Execution and Clearing, L.P.

Exhibit C

GS Archipelago Investment, L.L.C.

SLK-Hull Derivatives LLC

Goldman Sachs Execution and Clearing, L.P.

GSP, LLC

Annex C

AMENDED AND RESTATED SUPPORT AND LOCK-UP AGREEMENT

This AMENDED AND RESTATED SUPPORT AND LOCK-UP AGREEMENT (this “Agreement”), dated as of July 20, 2005, is by and among GS Archipelago Investment, L.L.C., SLK-Hull Derivatives LLC and Goldman Sachs Execution and Clearing, L.P. (jointly and severally, the “Stockholder”), each in its capacity as a stockholder of Archipelago Holdings, Inc., a Delaware corporation (“Archipelago”), and New York Stock Exchange, Inc., a New York Type A not-for-profit corporation (“NYSE”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned such terms in the Merger Agreement.

WHEREAS, the parties hereto entered into that certain Support and Lock-Up Agreement, dated as of April 20, 2005 (the “Original Support and Lock-Up Agreement”), pursuant to which the Stockholders agreed, among other things, to vote all of the Stockholder’s Shares in favor of the approval and authorization of the Mergers, that certain Agreement and Plan of Merger, dated as of April 20, 2005, by and between the NYSE and Archipelago (the “Original Merger Agreement”), and the transactions contemplated by the Merger Agreement;

WHEREAS, on the date hereof, the NYSE, Archipelago and certain of their Subsidiaries have amended and restated the Original Merger Agreement (such amended and restated agreement, the “Merger Agreement”) in order to, among other things, provide Members with the right to make an Election (including the Standard Election, the Cash Election and the Stock Election) and to shorten the duration of the restrictions on transfer applicable to the NYSE Group Common Stock that would be issued to the Members in the Mergers;

WHEREAS, the parties hereto desire to amend and restate the Original Support and Lock-Up Agreement in the form of this Agreement in order to confirm that the Stockholders will vote all of their Shares in favor of the approval and authorization of the Merger Agreement and the transactions contemplated by the Merger Agreement and to amend the Lock-Up Expiration Dates; and

WHEREAS, in order to induce the NYSE to enter into the Merger Agreement, the Stockholder desires to enter into this Agreement, to take the applicable actions set forth in this Agreement, and to be bound by the obligations and restrictions contained herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, each of the parties hereto agree as follows:

Section 1. Representations and Warranties of the Stockholder. The entities constituting the Stockholder, jointly and severally, hereby represent and warrant to NYSE as follows:

(a) Title. As of April 20, 2005, the Stockholder “beneficially owns” (as such term is defined in Rules 13d-3 and 16a-1 promulgated under the Securities Exchange Act of 1934, as amended) or owns of record, and is entitled to dispose of (or direct the disposition of), the number of shares of common stock, par value $0.01 per share, of Archipelago (the “Common Stock”) set forth on Exhibit A hereto (such shares, including any Additional Shares (as hereinafter defined), the “Shares” of such Stockholder); provided, however, that notwithstanding anything to the contrary in this Section 1(a), for purposes of this Agreement, the Shares of the Stockholder shall be those shares of Common Stock which the Stockholder received or had a right to receive in the conversion of Archipelago Holdings, LLC into Archipelago in August 2004 and continues to own beneficially or of record as of April 20, 2005, plus any Additional Shares.

(b) Right to Vote. As of April 20, 2005 and for so long as this Agreement shall remain in effect with respect to this Section 1 (including on the date of the Archipelago Stockholders Meeting, which, for purposes of this Agreement, shall be deemed to include any adjournment or postponement thereof), except to the extent modified by this Agreement and, if applicable, Section C of Article IV of the Certificate of Incorporation of Archipelago, the Stockholder has and at all times shall have full legal power, authority and right to vote all of the Stockholder’s Shares, without the consent or approval of, or any other action on the part of, any other person or entity, in favor of the approval and authorization of the Mergers, the Merger Agreement and the other transactions contemplated thereby (collectively, the “Proposed Transaction”). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person or entity with respect to any of the Stockholder’s Shares, granted any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person or entity limiting or affecting his legal power, authority or right to vote the Shares on any matter, in each case inconsistent with the Stockholder’s obligations under this Agreement.

(c) Authority. The Stockholder has all requisite legal power, authority and right to execute and deliver, and to perform its obligations under, this Agreement and to consummate the transactions contemplated hereby. The Stockholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization (as applicable). This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. If the Stockholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(d) Conflicting Instruments. The execution and delivery of this Agreement and the performance by the Stockholder of the Stockholder’s agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any agreement, judgment, injunction, order, decree, law, regulation or arrangement to which the Stockholder is a party or by which the Stockholder (or any of the Stockholder’s assets or properties) is bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to impair or adversely affect the Stockholder’s ability to perform the Stockholder’s obligations under this Agreement or render inaccurate in any material respect any of the representations made herein by the Stockholder; and no authorization, consent or approval of any governmental body or authority or other person is necessary for the execution of this Agreement and the consummation of the transactions contemplated hereby by the Stockholder. Without limiting the generality of the foregoing, none of (i) the execution and delivery of this Agreement by the Stockholder, (ii) the consummation by the Stockholder of the transactions contemplated hereby and (iii) compliance by the Stockholder with any of the provisions hereof shall (A) conflict with or result in any breach of the organizational documents of the Stockholder, (B) result in, or give rise to, a violation or breach of or a default under (with or without notice or lapse of time, or both) any of the terms of any material contract, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease, permit, understanding, agreement or other instrument or obligation to which the Stockholder is a party or by which any Stockholder or any of the Stockholder’s Shares or assets may be bound, or (C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing which, individually or in the aggregate, would not reasonably be expected to impair or adversely affect in any way the Stockholder’s ability to perform its obligations under this Agreement or render inaccurate in any material respect any of the representations made herein by the Stockholder.

(e) Shares. Except as set forth on such Exhibit A, neither the Stockholder nor any Subsidiary of the Stockholder owns or holds any right to acquire any additional shares of any class of capital stock of Archipelago or other securities of Archipelago or any interest therein or any voting rights with respect to any securities of Archipelago. The Stockholder has good and valid title to the Shares denoted as being owned by the Stockholder on Exhibit A, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than (i) those created by this Agreement, (ii) as set forth on Exhibit A and (iii) those which would not reasonably be expected to impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(f) Reliance By NYSE. The Stockholder understands and acknowledges that NYSE is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement, the Stockholder’s performance of the Stockholder’s obligations under this Agreement, and the accuracy of the Stockholder’s representations and warranties set forth in this Agreement.

(g) Litigation. As of April 20, 2005, there is no action, proceeding or investigation pending or, to the Stockholder’s knowledge, threatened, against the Stockholder that calls into question the validity of this Agreement or any action taken or to be taken by the Stockholder in connection with this Agreement.

Section 2. Covenants of the Stockholder. The entities constituting the Stockholder, jointly and severally, hereby agree as follows:

(a) Restrictions on Transfer.

(i) Until the termination of this Agreement as to this Section 2(a)(i) in accordance with the provisions of Section 13, the Stockholder shall not Transfer or agree to Transfer any or all such Stockholder’s Shares to any Person. As used in this Agreement, the term “Transfer” means (with its cognates having corresponding meanings), with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, conversion or the grant, creation or sufferage of a lien or encumbrance in or upon, or the gift, placement in trust, or the constructive sale or other disposition of such security or any right, title or interest therein (including but not limited to any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise) or the record or beneficial ownership thereof, any offer to make such a sale, transfer, constructive sale or other disposition, and any agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. The term “constructive sale” means a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership; provided, however, that nothing in this Agreement shall restrict the ability of the Stockholder to engage in any hedging, derivative or other transactions relating to, or to otherwise Transfer, any securities of any person other than Archipelago or NYSE Group, including any person comparable to Archipelago or NYSE Group.

(ii) From and after the Effective Time until the Lock-Up Expiration Date (as defined below), the Stockholder shall not Transfer or agree to Transfer (as such term is defined above) any shares of NYSE Group common stock (the “NYSE Group Common Stock”) which such Stockholder has received or has a right to receive in the Archipelago Merger in respect of the Stockholder’s Shares (such shares of NYSE Group Common Stock being referred to hereinafter as the Stockholder’s “NYSE Group Shares,” and any shares of NYSE Group Common Stock which any of the stockholders set forth on Exhibit C has received or has a right to receive in the Archipelago Merger that are subject to any transfer restrictions, as “Other NYSE Group Shares”). For purposes of this Agreement, the “Lock-Up Expiration Date” means: (A) with respect to one-third of the Stockholder’s NYSE Group Shares received in the Archipelago Merger (to the extent that the Transfer restrictions set forth in this Section 2(a)(ii) of this Agreement imposed on such number of such Stockholder’s NYSE Group Shares have not been previously Released by the Board or pursuant to Section 2(a)(iii) hereof), the first anniversary of the Closing Date; (B) with respect to another one-third of the Stockholder’s NYSE Group Shares received in the Archipelago Merger (to the extent that the Transfer restrictions set forth in this Section 2(a)(ii) of this Agreement imposed on such number of such Stockholder’s NYSE Group Shares have not been previously Released by the Board or pursuant to Section 2(a)(iii) hereof), the second anniversary of the Closing Date; and (C) with respect to the remaining one-third of the Stockholder’s NYSE Group Shares received in the Archipelago Merger (to the extent that the Transfer restrictions set forth in this Section 2(a)(ii) of this Agreement imposed on such number of such Stockholder’s NYSE Group Shares have not been previously Released by the Board or pursuant to Section 2(a)(iii) hereof), the third anniversary of the Closing Date (so that none of the Stockholder’s NYSE Group Shares shall be subject to the Transfer restrictions set forth in this Section 2(a)(ii) of this Agreement as of such third anniversary of the Closing Date). The transfer restrictions set forth in this Section 2(a)(ii) shall hereinafter be referred to as the “Lock-Up.” A legend shall be placed on each certificate representing any NYSE Group Shares to the effect that such NYSE Group Shares are subject to the Lock-Up, which legend shall be removed from a certificate upon the occurrence of the Lock-Up Expiration Date with respect to all of the NYSE Group Shares represented by such certificate.

(iii) Notwithstanding anything to the contrary set forth in Section 2(a)(ii) hereof, if the Board of Directors of NYSE Group shall, in its sole discretion, Release (as hereinafter defined) any Transfer restriction from (A) any shares of NYSE Group Common Stock issued in the NYSE LLC Merger that were subject to contractual transfer restrictions immediately prior to such Release (such shares being referred to hereinafter as the “NYSE Shares”) or (B) any Other NYSE Group Shares of any stockholder of NYSE Group other than GSP, LLC, then the same Transfer restrictions shall simultaneously be Released from a proportionate number of the NYSE Group Shares of the Stockholder that are subject to the Lock-Up, the number of the Stockholder’s NYSE Group Shares being so Released being equal to the aggregate number of such Stockholder’s NYSE Group Shares subject to the Lock-Up, multiplied by a fraction, the numerator of which shall be (1) in the case of (A) above, the number of NYSE Shares that were so Released or (2) in the case of (B) above, the number of Other NYSE Group Shares of such other stockholder of NYSE Group (other than GSP, LLC) that were so Released, and the denominator of which shall be (1) in the case of (A) above, the aggregate number of NYSE Shares that were subject to such Transfer restriction immediately prior to such Release or (2) in the case of (B) above, the aggregate number of Other NYSE Group Shares held by such other stockholder (other than GSP, LLC) immediately prior to such Release. For purposes hereof, “Release” means, with respect to any Transfer restriction on any share of NYSE Group Common Stock, any action or circumstance as a result of which such Transfer restriction imposed on such share of NYSE Group Common Stock is removed (and its cognates shall have a corresponding meaning); provided, however, that, for purposes of this Agreement, the Board of Directors of NYSE Group shall not be deemed to have Released any Transfer restriction from shares of NYSE Group Common Stock issued in the NYSE LLC Merger if it Releases such Transfer restriction for estate planning purposes or because of death, disability or other hardship of the holder of such NYSE Group Common Stock.

(iv) Notwithstanding anything to the contrary set forth in Section 2(a)(ii), if at any time from and after the Effective Time and until the Stockholder shall no longer hold any NYSE Group Shares that are subject to the Transfer restrictions of this Agreement, NYSE Group proposes to file a Registration Statement under the Securities Act with respect to an offering by NYSE Group for its own account (other than a Registration Statement on Form S-4 or S-8 or any successor thereto) and decides to permit certain of its stockholders to participate in such registered offering, then NYSE Group shall give written notice of such proposed filing to the Stockholder at least fifteen (15) days prior to the anticipated filing date of the registration statement describing the proposed registration, and shall permit the Stockholder to participate in such registered offering pro rata with the other NYSE Group stockholders participating in such registered offering. If at any time from and after the Effective Time and until such time as the Stockholder shall no longer hold any NYSE Group Shares that are subject to the Transfer restrictions of this Agreement, NYSE Group agrees to file a Registration Statement under the Securities Act for the account of any or all of the stockholders whose names are set forth in Exhibit B or any stockholder who was a NYSE Member immediately prior to the Mergers in respect of such stockholder’s NYSE Shares, then the Stockholder shall have the right to participate in such offering on a pro rata basis, pari passu with all of the other stockholders participating in such offering; provided, however, that in connection with any such registration involving an underwritten offering, NYSE Group shall not be required to include any shares of NYSE Group Common Stock in such underwritten offering unless the Stockholder accepts the terms of the underwritten offering as agreed upon by NYSE Group, such other stockholders participating in such offering, and the underwriter for such offering; and then only in such quantity as is equal to the pro rata share of the maximum number of NYSE Group Shares and NYSE Shares to be included in such offering as reasonably determined by the underwriter for such offering.

(v) It is hereby agreed and acknowledged by the parties that, upon the release of any of the Stockholder’s NYSE Group Shares from the Lock-Up pursuant to Section 2(a)(iii) hereof, if the Board of Directors of NYSE Group shall have designated prior to such release a broker and/or the manner of the Transfer of such NYSE Group Shares to be released, the Stockholder shall Transfer such shares in connection with such release only through such broker (or through Goldman, Sachs & Co. or its affiliates) and in such manner as designated by the Board of Directors of NYSE Group.

(b) Agreement to Vote.

(i) At the Archipelago Stockholders Meeting or at any adjournment, postponement or continuation thereof or in any other circumstances (including any other annual or special meeting of the stockholders of Archipelago or any action by prior written consent) occurring prior to the Archipelago Stockholders Meeting in which a vote, consent or other approval with respect to the Proposed Transaction or any other Acquisition Proposal (whether or not a Superior Proposal) with respect to Archipelago is sought (subject to the possible application of Section C of Article IV of the Certificate of Incorporation of Archipelago and, in the event of such application, to the fullest extent permitted thereby), the Stockholder hereby irrevocably and unconditionally agrees to vote or to cause to be voted all of such Stockholder’s Shares (A) in favor of the Proposed Transaction and (B) against (i) any other Acquisition Proposal (whether or not a Superior Proposal) with respect to Archipelago, (ii) any proposal for any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Archipelago or any of its subsidiaries that is in competition or inconsistent with the Proposed Transaction, or any proposal to effect the foregoing which is made in opposition to or in competition with the adoption or approval of the Proposed Transaction, (iii) any liquidation or winding up of Archipelago, (iv) any extraordinary dividend by Archipelago (other than the payment of any cash dividend that Archipelago is expressly permitted to make under the Merger Agreement), (v) any change in the capital structure of Archipelago (other than any change in capital structure resulting from the Mergers or expressly permitted under the Merger Agreement) and (vi) any other action that would reasonably be expected to (1) impede, delay, postpone or interfere with the Proposed Transaction or (2) result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Archipelago under the Merger Agreement that would reasonably be expected to materially adversely affect Archipelago.

(ii) In the event that the Merger Agreement shall be terminated under circumstances in which the Termination Fee and Expense Reimbursement would be payable by Archipelago pursuant to Section 9.5(c) of the Merger Agreement, for fifteen (15) months following such termination, the Stockholder hereby irrevocably and unconditionally agrees that it shall (A) not Transfer (or agree to Transfer) any of such Stockholder’s Shares; and (B) at any annual or special meeting of the stockholders of Archipelago or in any other circumstances in which a vote, consent or other approval (including by written consent) with respect to any Acquisition Proposal is sought, shall (x) subject to the possible application of Section C of Article IV of the Certificate of Incorporation of Archipelago and, in the event of such application, to the fullest extent permitted thereby, vote or cause to be voted all of such Stockholder’s Shares against any such Acquisition Proposal and (y) refrain from encouraging, facilitating or supporting in any way any such Acquisition Proposal, any proposal that would reasonably be expected to lead to any such Acquisition Proposal, or any agreement to undertake any such Acquisition Proposal; provided, however, that notwithstanding any other provision of this Agreement, the obligation of the Stockholder to vote or to cause to be voted all of such Stockholder’s Shares pursuant to this Section 2(ii) shall only apply to an aggregate number of Shares held by such Stockholder equal to 12.1% of the total number shares of Common Stock issued and outstanding as of the date of any such vote by such Stockholder.

(iii) From and after April 20, 2005, except as otherwise permitted by this Agreement or the Merger Agreement or as required by order of a court of competent jurisdiction, the Stockholder shall not commit any act that could restrict or otherwise affect such Stockholder’s legal power, authority and right to vote all of its Shares as required by this Agreement, including entering into any voting agreement with any person or entity with respect to any of its Shares, granting any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of its Shares, depositing any of its Shares in a voting trust or otherwise entering into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote its Shares in favor of the approval of the Proposed Transaction.

(c) No Solicitation. The Stockholder shall not, and shall not permit any of its controlled affiliates (other than any funds or portfolio companies) to, and shall not act in concert with or permit any controlled affiliate to act in concert with any person to make, or in any manner participate in, directly or indirectly, a “solicitation” (as such term is defined in the rules of the United States Securities and Exchange Commission) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock intended to facilitate any Acquisition Proposal with respect to Archipelago or to cause the failure of the stockholders of Archipelago to approve and adopt the Proposed Transaction. In addition, the Stockholder agrees that it shall not, and shall direct any investment banker, attorney, agent or other adviser or representative of such Stockholder not to, directly or indirectly, through any officer, director, agent or otherwise, (i) enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to, any person, other than NYSE, relating to any Acquisition Proposal with respect to Archipelago, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal with respect to Archipelago or (iii) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal with respect to Archipelago; provided, however, that the foregoing shall not prohibit any Stockholder who is a director or officer of the Company from taking any actions as a director or officer with respect to the foregoing which are expressly permitted by Section 7.2(c) of the Merger Agreement. The Stockholder hereby represents that, as of April 20, 2005, it was not aware of any discussions or negotiations relating to any Acquisition Proposal with respect to Archipelago with any party other than NYSE.

(d) The Stockholder hereby agrees not to commit or agree to take any of the foregoing actions or take any action (other than any actions that are expressly permitted by this Agreement) that would have the effect of preventing, impeding, interfering with or adversely affecting the Stockholder’s ability to perform its obligations under this Agreement.

Section 3. Stockholder Capacity. If and to the extent any director or executive officer of any of the entities constituting the Stockholder executing this Agreement is or becomes during the term of this Agreement a director or officer of Archipelago, such Stockholder shall not be deemed to make any agreement or understanding herein in his or her capacity as a director or officer of Archipelago. The Stockholder is entering into this Agreement solely in such Stockholder’s capacity as the record holder or beneficial owner of such Stockholder’s Shares and nothing herein shall limit or affect any actions taken by any director or executive officer of any of the entities constituting the Stockholder in his or her capacity as a director or officer of Archipelago to the extent such actions are permitted by the Merger Agreement.

Section 4. Publication. The Stockholder hereby authorizes NYSE and Archipelago to publish and disclose in the Joint Proxy Statement/Prospectus (including any and all documents and schedules filed with the Securities and Exchange Commission relating thereto) its identity and ownership of shares of Common Stock and the nature of its commitments, arrangements and understandings pursuant to this Agreement.

Section 5. Additional Shares. If, after April 20, 2005, the Stockholder acquires beneficial or record ownership of any additional shares of capital stock of Archipelago (any such shares, “Additional Shares”), including upon exercise of any option, warrant or other right to acquire shares of capital stock of Archipelago or through any stock dividend or stock split, the provisions of this Agreement applicable to the Shares shall thereafter be applicable to such Additional Shares as if such Additional Shares had been Shares as of April 20, 2005; provided, however, that, “Additional Shares” shall not include any shares of Common Stock acquired in the ordinary course of business by the Stockholder (including acquisitions on a principal basis or proprietary basis by and/or for the account of the Stockholder and/or its affiliates) relating to portfolio or asset management, securities trading or brokerage activities conducted for the benefit of third parties or in anticipation of, facilitation of or in connection with customer orders. The provisions of the immediately preceding sentence shall be effective with respect to Additional Shares, without action by any person or entity, immediately upon the acquisition by the Stockholder of beneficial ownership of such Additional Shares.

Section 6. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 7. Executed in Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

Section 8. Specific Performance. The Stockholder acknowledges and agrees that (i) the covenants, obligations and agreements of such Stockholder contained in this Agreement relate to special, unique and extraordinary matters, (ii) NYSE is and will be relying on such covenants in connection with entering into the Merger Agreement and the performance of its obligations under the Merger Agreement, and (iii) a violation of any of the terms of such covenants, obligations or agreements will cause NYSE irreparable injury for which adequate remedies are not available at law. Therefore, the Stockholder agrees that NYSE shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain the Stockholder from committing any violation of such covenants, obligations or agreements.

Section 9. Governing Law; Submission to Jurisdiction. This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by, and enforced in accordance with, the domestic laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto or its successors or assigns shall be brought and determined in the state and federal courts of the State of Delaware, and each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this agreement, any claim (a) that it is not personally subject to the jurisdiction of the aforesaid courts for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of judgment, execution of judgment, or otherwise), or (c) to the fullest extent permitted by the applicable law, that (i) the suit, action or proceeding in such courts is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this agreement, or the subject matter hereof, may not be enforced in or by the aforesaid courts.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.

Section 10. Amendments; Waivers, etc. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all parties hereto. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought. NYSE agrees that, if the Amended and Restated Support and Lock-Up Agreement, dated as of the date hereof, by and among NYSE and the stockholders set forth on Exhibit B, shall be amended in a manner that is favorable to such stockholders, NYSE shall provide the Stockholder with the right to make the same amendment to this Agreement.

Section 11. Successors and Assigns; No Third-Party Beneficiaries. This Agreement shall not be assignable or otherwise transferable by a party without the prior consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect; provided, however, that NYSE may, in its sole discretion, assign or transfer all or any of its rights under this Agreement to any direct or indirect wholly owned subsidiary of NYSE; provided, further, that any such assignment shall not relieve NYSE of its obligations hereunder. This Agreement shall be binding upon the respective heirs, legal representatives and permitted transferees of the parties hereto. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, legal representatives and permitted transferees, any right, remedy or claim under or in respect of this Agreement or any provision hereof. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by law. Without limiting the scope or effect of the restrictions on Transfer set forth in Section 2(a), the Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise.

Section 12. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

(a) If to NYSE, to:

      New York Stock Exchange, Inc.

      11 Wall Street

      6th Floor

      New York, NY 10005

      Attention: Richard P. Bernard, Esq.

      with a copy to:

      Wachtell, Lipton, Rosen & Katz

      51 West 52nd Street

      New York, NY 10019

      Tel: (212) 403-1000

      Fax: (212) 403-2000

      Attention: David C. Karp, Esq.

(b) If to the Stockholder, at the address set forth under such Stockholder’s name on Exhibit A hereto, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 13. Termination.

(a) In the event that the Merger Agreement shall be terminated under circumstances in which the Termination Fee and Expense Reimbursement would be payable by Archipelago pursuant to Section 9.5(c) of the Merger Agreement, Sections 2(b)(ii) and 2(b)(iii) of this Agreement shall terminate on the 15-month anniversary of such termination of the Merger Agreement.

(b) Provided that the Mergers have been consummated, Sections 2(a)(ii) through 2(a)(v) of this Agreement shall terminate on the third anniversary of the Closing Date or such earlier time as all NYSE Group Shares owned beneficially or of record by any Stockholder have been Released from the Lock-Up.

(c) Sections 6 through 16, inclusive, of this Agreement shall survive the termination of this Agreement.

(d) Except as otherwise provided in Sections 13(a) through (c), inclusive, this Agreement shall terminate upon the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement.

(e) No party hereto shall be relieved from any liability for intentional breach of this Agreement by reason of any such termination.

Section 14. Integration. This Agreement (together with the Merger Agreement to the extent referenced herein), including Exhibit A hereto, constitutes the full and entire understanding and agreement of the parties with respect to the subject matter hereof and thereof and supersedes any and all prior understandings or agreements relating to the subject matter hereof and thereof.

Section 15. Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 16. Interpretation. References in this Agreement (except as specifically otherwise defined) to “affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise. References in this Agreement to “person” shall mean an individual, a corporation, a partnership, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a governmental body or authority. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 17. Joint and Several Nature of Obligations and Rights. The obligations and rights of each entity constituting the Stockholder under this Agreement are joint and several with the obligations of each other such entity constituting the Stockholder.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NEW YORK STOCK EXCHANGE, INC.

By: /S/ JOHN A. THAIN
Name:	John A. Thain
Title:	Chief Executive Officer

GS ARCHIPELAGO INVESTMENT, L.L.C.

By: /S/ DUNCAN NIEDERAUER
Name:	Duncan Niederauer
Title:	Managing Director

SLK-HULL DERIVATIVES LLC

By:	/S/ MARK DEHNERT
Name:	Mark Dehnert
Title:	Managing Director

GOLDMAN SACHS EXECUTION & CLEARING, L.P.

By: /S/ DUNCAN NIEDERAUER
Name:	Duncan Niederauer
Title:	Managing Director

[Signature Page to Support and Lock-Up Agreement]

Exhibit A

Ownership of Shares by the Stockholder

Name	Address	Number of Shares
GOLDMAN SACHS EXECUTION & CLEARING, L.P.	c/o The Goldman Sachs Group, Inc. 85 Broad Street New York, New York 10004	5,877,797

GS ARCHIPELAGO INVESTMENT, L.L.C.	c/o The Goldman Sachs Group, Inc. 85 Broad Street New York, New York 10004	1,264,877

SLK-HULL DERIVATIVES LLC	c/o The Goldman Sachs Group, Inc. 85 Broad Street New York, New York 10004	163,048

TOTAL		7,305,722

Exhibit B

General Atlantic Partners 77, L.P.

GAP-W Holdings, L.P.

Gapstar, LLC

GAP Coinvestment Partners II, L.P.

GAPCO GMBH & CO. KG

Exhibit C

General Atlantic Partners 77, L.P.

GAP-W Holdings, L.P.

Gapstar, LLC

GAP Coinvestment Partners II, L.P.

GAPCO GMBH & CO. KG

GSP, LLC

Annex D

AMENDED AND RESTATED SUPPORT AND LOCK-UP AGREEMENT

This AMENDED AND RESTATED SUPPORT AND LOCK-UP AGREEMENT (this “Agreement”), dated as of July 20, 2005, is by and among GSP, LLC (the “Stockholder”), in its capacity as a stockholder of Archipelago Holdings, Inc., a Delaware corporation (“Archipelago”), and New York Stock Exchange, Inc., a New York Type A not-for-profit corporation (“NYSE”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned such terms in the Merger Agreement.

WHEREAS, the parties hereto entered into that certain Support and Lock-Up Agreement, dated as of April 20, 2005 (the “Original Support and Lock-Up Agreement”), pursuant to which the Stockholders agreed, among other things, to vote all of the Stockholder’s Shares in favor of the approval and authorization of the Mergers, that certain Agreement and Plan of Merger, dated as of April 20, 2005, by and between the NYSE and Archipelago (the “Original Merger Agreement”), and the transactions contemplated by the Merger Agreement;

WHEREAS, on the date hereof, the NYSE, Archipelago and certain of their Subsidiaries have amended and restated the Original Merger Agreement (such amended and restated agreement, the “Merger Agreement”) in order to, among other things, provide Members with the right to make an Election (including the Standard Election, the Cash Election and the Stock Election) and to shorten the duration of the restrictions on transfer applicable to the NYSE Group Common Stock that would be issued to the Members in the Mergers;

WHEREAS, the parties hereto desire to amend and restate the Original Support and Lock-Up Agreement in the form of this Agreement in order to confirm that the Stockholders will vote all of their Shares in favor of the approval and authorization of the Merger Agreement and the transactions contemplated by the Merger Agreement and to amend the Lock-Up Expiration Dates; and

WHEREAS, in order to induce the NYSE to enter into the Merger Agreement, the Stockholder desires to enter into this Agreement, to take the applicable actions set forth in this Agreement, and to be bound by the obligations and restrictions contained herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, each of the parties hereto agree as follows:

Section 1. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to NYSE as follows:

(a) Title. As of April 20, 2005, the Stockholder “beneficially owns” (as such term is defined in Rules 13d-3 and 16a-1 promulgated under the Securities Exchange Act of 1934, as amended) or owns of record, and is entitled to dispose of (or direct the disposition of), the number of shares of common stock, par value $0.01 per share, of Archipelago (the “Common Stock”) set forth on Exhibit A hereto (such shares, including any Additional Shares (as hereinafter defined), the “Shares” of such Stockholder). For the avoidance of doubt, any shares of Common Stock issuable to Mr. Gerald D. Putnam upon the exercise of employee stock options held by Mr. Gerald D. Putnam shall only be counted among the Stockholder’s Shares if and to the extent that such shares of Common Stock are actually issued to Mr. Gerald D. Putnam upon such exercise.

(b) Right to Vote. As of April 20, 2005 and for so long as this Agreement shall remain in effect with respect to this Section 1 (including on the date of the Archipelago Stockholders Meeting, which, for purposes of this Agreement, shall be deemed to include any adjournment or postponement thereof), except to the extent modified by this Agreement and, if applicable, Section C of Article IV of the Certificate of Incorporation of Archipelago, the Stockholder has and at all times shall have full legal power, authority and right to vote all of the Stockholder’s Shares, without the consent or approval of, or any other action on the part of, any other person or entity, in favor of the approval and authorization of the Mergers, the Merger Agreement and the other transactions contemplated thereby (collectively, the “Proposed Transaction”).

Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person or entity with respect to any of the Stockholder’s Shares, granted any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person or entity limiting or affecting his legal power, authority or right to vote the Shares on any matter, in each case inconsistent with the Stockholder’s obligations under this Agreement.

(c) Authority. The Stockholder has all requisite legal power, authority and right to execute and deliver, and to perform its obligations under, this Agreement and to consummate the transactions contemplated hereby. The Stockholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization (as applicable). This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. If the Stockholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(d) Conflicting Instruments. The execution and delivery of this Agreement and the performance by the Stockholder of the Stockholder’s agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any agreement, judgment, injunction, order, decree, law, regulation or arrangement to which the Stockholder is a party or by which the Stockholder (or any of the Stockholder’s assets or properties) is bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to impair or adversely affect the Stockholder’s ability to perform the Stockholder’s obligations under this Agreement or render inaccurate in any material respect any of the representations made herein by the Stockholder; and no authorization, consent or approval of any governmental body or authority or other person is necessary for the execution of this Agreement and the consummation of the transactions contemplated hereby by the Stockholder. Without limiting the generality of the foregoing, none of (i) the execution and delivery of this Agreement by the Stockholder, (ii) the consummation by the Stockholder of the transactions contemplated hereby and (iii) compliance by the Stockholder with any of the provisions hereof shall (A) conflict with or result in any breach of the organizational documents of the Stockholder, (B) result in, or give rise to, a violation or breach of or a default under (with or without notice or lapse of time, or both) any of the terms of any material contract, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease, permit, understanding, agreement or other instrument or obligation to which the Stockholder is a party or by which any Stockholder or any of the Stockholder’s Shares or assets may be bound, or (C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing which, individually or in the aggregate, would not reasonably be expected to impair or adversely affect in any way the Stockholder’s ability to perform its obligations under this Agreement or render inaccurate in any material respect any of the representations made herein by the Stockholder.

(e) Shares. Except as set forth on such Exhibit A, neither the Stockholder nor any Subsidiary of the Stockholder owns or holds any right to acquire any additional shares of any class of capital stock of Archipelago or other securities of Archipelago or any interest therein or any voting rights with respect to any securities of Archipelago. The Stockholder has good and valid title to the Shares denoted as being owned by the Stockholder on Exhibit A, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than (i) those created by this Agreement, (ii) as set forth on Exhibit A and (iii) those which would not reasonably be expected to impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(f) Reliance By NYSE. The Stockholder understands and acknowledges that NYSE is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement, the Stockholder’s performance of the Stockholder’s obligations under this Agreement, and the accuracy of the Stockholder’s representations and warranties set forth in this Agreement.

(g) Litigation. As of April 20, 2005, there is no action, proceeding or investigation pending or, to the Stockholder’s knowledge, threatened, against the Stockholder that calls into question the validity of this Agreement or any action taken or to be taken by the Stockholder in connection with this Agreement.

Section 2. Covenants of the Stockholder. The Stockholder hereby agrees as follows:

(a) Restrictions on Transfer.

(i) Until the termination of this Agreement as to this Section 2(a)(i) in accordance with the provisions of Section 13, the Stockholder shall not Transfer or agree to Transfer any or all such Stockholder’s Shares to any Person. Notwithstanding the foregoing, the Stockholder shall be permitted to pledge or hypothecate, or gift to a charity or the Stockholder’s family members, a portion of such Stockholder’s Shares as follows: (A) the aggregate number of Shares that the Stockholder may pledge, hypothecate or gift to a charity or the Stockholder’s family members shall not exceed 301,212 Shares, and (B) the aggregate value of all of the Shares that such Stockholder may gift pursuant to this sentence, whether on one or multiple occasions, shall not exceed $775,000, as calculated by multiplying the number of Shares gifted on any given date with the closing price per share of the Common Stock on the date on which such gift is made. As used in this agreement, the term “Transfer” means (with its cognates having corresponding meanings), with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, conversion or the grant, creation or sufferage of a lien or encumbrance in or upon, or the gift, placement in trust, or the constructive sale or other disposition of such security or any right, title or interest therein (including but not limited to any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise) or the record or beneficial ownership thereof, any offer to make such a sale, transfer, constructive sale or other disposition, and any agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. The term “constructive sale” means a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership. Notwithstanding the foregoing, the restrictions on Transfer set forth in this Section 2(a)(i) shall not apply to any of the Shares beneficially owned by Gerald D. Putnam upon death of Gerald D. Putnam.

(ii) From and after the Effective Time until the Lock-Up Expiration Date (as defined below), the Stockholder shall not Transfer or agree to Transfer (as such term is defined above) any shares of NYSE Group common stock (the “NYSE Group Common Stock”) which such Stockholder has received or has a right to receive in the Archipelago Merger in respect of the Stockholder’s Shares (such shares of NYSE Group Common Stock being referred to hereinafter as the Stockholder’s “NYSE Group Shares,” and any shares of NYSE Group Common Stock which any of the stockholders set forth on Exhibit B has received or has a right to receive in the Archipelago Merger in respect of any shares of Common Stock held by such other stockholder prior to the Archipelago Merger that are subject to any transfer restrictions, as “Other NYSE Group Shares”); provided, however, that notwithstanding the foregoing, the Stockholder shall be permitted to pledge, hypothecate or gift to a charity or the Stockholder’s family members all or a portion of its NYSE Group Shares prior to the applicable Lock-Up Expiration Date. For purposes of this Agreement, the “Lock-Up Expiration Date” means the first anniversary of the Closing Date. The transfer restrictions set forth in this Section 2(a)(ii) shall hereinafter be referred to as the “Lock-Up.” A legend shall be placed on each certificate representing any NYSE Group Shares to the effect that such NYSE Group Shares are subject to the Lock-Up, which legend shall be removed from a certificate upon the occurrence of the Lock-Up Expiration Date with respect to all of the NYSE Group Shares represented by such certificate. Notwithstanding the foregoing, the restrictions on Transfer set forth in this Section 2(a)(ii) shall not apply to any of the Shares beneficially owned by Gerald D. Putnam upon death of Gerald D. Putnam.

(iii) Notwithstanding anything to the contrary set forth in Section 2(a)(ii) hereof, if the Board of Directors of NYSE Group shall, in its sole discretion, Release (as hereinafter defined) any Transfer restriction from (A) any shares of NYSE Group Common Stock issued in the NYSE LLC Merger (such shares being referred to hereinafter as the “NYSE Shares”) that were subject to Transfer restrictions immediately prior to such Release or (B) any Other NYSE Group Shares, then the same Transfer restrictions shall be simultaneously be Released from a proportionate number of the NYSE Group Shares of the Stockholder that are subject to the Lock-Up, the number of the Stockholder’s NYSE Group Shares being so Released being equal to the aggregate number of such Stockholder’s NYSE Group Shares subject to the Lock-Up, multiplied by a fraction, the numerator of which shall be (1) in the case of (A) above, the number of NYSE Shares that were so Released or (2) in the case of (B) above, the number of Other NYSE Group Shares that were so Released, and the denominator of which shall be (1) in the case of (A) above, the aggregate number of NYSE Shares that were subject to such Transfer restriction immediately prior to such Release or (2) in the case of (B) above, the aggregate number of Other NYSE Group Shares held by such other stockholder immediately prior to such Release. “Release” means, with respect to any Transfer restriction on any share of NYSE Group Common Stock, any action or circumstance as a result of which such Transfer restriction imposed on such share of NYSE Group Common Stock is removed (and its cognates shall have a corresponding meaning); provided, however, that, for purposes of this Agreement, the Board of Directors of NYSE Group shall not be deemed to have Released any Transfer restriction from shares of NYSE Group Common Stock issued in the NYSE LLC Merger if it Releases such Transfer restriction for estate planning purposes or because of death, disability or other hardship of the holder of such NYSE Group Common Stock.

(b) Agreement to Vote.

(i) At the Archipelago Stockholders Meeting or at any adjournment, postponement or continuation thereof or in any other circumstances (including any other annual or special meeting of the stockholders of Archipelago or any action by prior written consent) occurring prior to the Archipelago Stockholders Meeting in which a vote, consent or other approval with respect to the Proposed Transaction or any other Acquisition Proposal (whether or not a Superior Proposal) with respect to Archipelago is sought (subject to the possible application of Section C of Article IV of the Certificate of Incorporation of Archipelago and, in the event of such application, to the fullest extent permitted thereby), the Stockholder hereby irrevocably and unconditionally agrees to vote or to cause to be voted all of such Stockholder’s Shares (A) in favor of the Proposed Transaction and (B) against (i) any other Acquisition Proposal (whether or not a Superior Proposal) with respect to Archipelago, (ii) any proposal for any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Archipelago or any of its subsidiaries that is in competition or inconsistent with the Proposed Transaction, or any proposal to effect the foregoing which is made in opposition to or in competition with the adoption or approval of the Proposed Transaction, (iii) any liquidation or winding up of Archipelago, (iv) any extraordinary dividend by Archipelago (other than the payment of any cash dividend that Archipelago is expressly permitted to make under the Merger Agreement), (v) any change in the capital structure of Archipelago (other than any change in capital structure resulting from the Mergers or expressly permitted under the Merger Agreement) and (vi) any other action that would reasonably be expected to (1) impede, delay, postpone or interfere with the Proposed Transaction or (2) result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Archipelago under the Merger Agreement that would reasonably be expected to materially adversely affect Archipelago.

(ii) In the event that the Merger Agreement shall be terminated under circumstances in which the Termination Fee and Expense Reimbursement would be payable by Archipelago pursuant to Section 9.5(c) of the Merger Agreement, for fifteen (15) months following such termination, the Stockholder hereby irrevocably and unconditionally agrees that it shall (A) not Transfer (or agree to Transfer) any of such Stockholder’s Shares; provided, however, that the Stockholder shall be permitted to pledge, hypothecate or gift to a charity or the Stockholder’s family member his Shares during such 15-month period; and (B) at any annual or special meeting of the stockholders of Archipelago or in any other circumstances in which a vote, consent or other approval (including by written consent) with respect to any Acquisition Proposal is sought, shall (x) subject to the possible application of Section C of Article IV of the Certificate of Incorporation of Archipelago and, in the event of such application, to the fullest extent permitted thereby, vote or cause to be voted all of such Stockholder’s Shares against any such Acquisition Proposal and (y) refrain from encouraging, facilitating or supporting in any way any such Acquisition Proposal, any proposal that would reasonably be expected to lead to any such Acquisition Proposal, or any agreement to undertake any such Acquisition Proposal; provided, however, that notwithstanding any other provision of this Agreement, the obligation of the Stockholder to vote or to cause to be voted all of such Stockholder’s Shares pursuant to this Section 2(ii) shall only apply to an aggregate number of Shares held by such Stockholder equal to 2.1% of the total number shares of Common Stock issued and outstanding as of the date of any such vote by such Stockholder. Notwithstanding anything to the contrary in this Section 2(b)(ii), if the Stockholder votes for the Proposed Transaction at the Archipelago Stockholders Meeting or at any adjournment, postponement or continuation thereof or in any other circumstances (including any other annual or special meeting of the stockholders of Archipelago or any action by prior written consent) in which a vote, consent or other approval with respect to the Proposed Transaction is sought, but notwithstanding the Stockholder’s vote in favor the Archipelago Requisite Vote is not obtained, then the Stockholder shall not be subject to the transfer restrictions and voting agreement set forth in this Section 2(b)(ii). Notwithstanding the foregoing, the restrictions on Transfer set forth in this Section 2(b)(ii) shall not apply to any of the Shares beneficially owned by Gerald D. Putnam upon death of Gerald D. Putnam.

(iii) From and after April 20, 2005, except as otherwise permitted by this Agreement or the Merger Agreement or as required by order of a court of competent jurisdiction, the Stockholder shall not commit any act that could restrict or otherwise affect such Stockholder’s legal power, authority and right to vote all of its Shares as required by this Agreement, including entering into any voting agreement with any person or entity with respect to any of its Shares, granting any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of its Shares, depositing any of its Shares in a voting trust or otherwise entering into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote its Shares in favor of the approval of the Proposed Transaction.

(c) No Solicitation. The Stockholder shall not, and shall not permit any of its controlled affiliates (other than any funds or portfolio companies) to, and shall not act in concert with or permit any controlled affiliate to act in concert with any person to make, or in any manner participate in, directly or indirectly, a “solicitation” (as such term is defined in the rules of the United States Securities and Exchange Commission) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock intended to facilitate any Acquisition Proposal with respect to Archipelago or to cause the failure of the stockholders of Archipelago to approve and adopt the Proposed Transaction. In addition, the Stockholder agrees that it shall not, and shall direct any investment banker, attorney, agent or other adviser or representative of such Stockholder not to, directly or indirectly, through any officer, director, agent or otherwise, (i) enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to, any person, other than NYSE, relating to any Acquisition Proposal with respect to Archipelago, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal with respect to Archipelago or (iii) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal with respect to Archipelago; provided, however, that the foregoing shall not prohibit any Stockholder who is a director or officer of the Company from taking any actions as a director or officer with respect to the foregoing which are expressly permitted by Section 7.2(c) of the Merger Agreement. The Stockholder hereby represents that, as of April 20, 2005, it was not aware of any discussions or negotiations relating to any Acquisition Proposal with respect to Archipelago with any party other than NYSE.

(d) The Stockholder hereby agrees not to commit or agree to take any of the foregoing actions or take any action (other than any actions that are expressly permitted by this Agreement) that would have the effect of preventing, impeding, interfering with or adversely affecting the Stockholder’s ability to perform its obligations under this Agreement.

Section 3. Stockholder Capacity. If and to the extent any director or executive officer of the Stockholder executing this Agreement is or becomes during the term of this Agreement a director or officer of Archipelago, such Stockholder shall not be deemed to make any agreement or understanding herein in his or her capacity as a director or officer of Archipelago. The Stockholder is entering into this Agreement solely in such Stockholder’s capacity as the record holder or beneficial owner of such Stockholder’s Shares and nothing herein shall limit or affect any actions taken by any director or executive officer of the Stockholder in his or her capacity as a director or officer of Archipelago to the extent such actions are permitted by the Merger Agreement.

Section 4. Publication. The Stockholder hereby authorizes NYSE and Archipelago to publish and disclose in the Joint Proxy Statement/Prospectus (including any and all documents and schedules filed with the Securities and Exchange Commission relating thereto) its identity and ownership of shares of Common Stock and the nature of its commitments, arrangements and understandings pursuant to this Agreement.

Section 5. Additional Shares. If, after April 20, 2005, the Stockholder acquires beneficial or record ownership of any additional shares of capital stock of Archipelago (any such shares, “Additional Shares”), including upon exercise of any option, warrant or other right to acquire shares of capital stock of Archipelago or through any stock dividend or stock split, the provisions of this Agreement applicable to the Shares shall thereafter be applicable to such Additional Shares as if such Additional Shares had been Shares as of April 20, 2005. In addition, the Stockholder agrees that any shares of capital stock of Archipelago acquired by Mr. Gerald D. Putnam after the date of this Agreement pursuant to the exercise by him of any employee stock options shall be regarded as Additional Shares beneficially owned by the Stockholder for all purposes of this Agreement. The provisions of the immediately preceding sentence shall be effective with respect to Additional Shares, without action by any person or entity, immediately upon the acquisition by the Stockholder of beneficial ownership of such Additional Shares. For the avoidance of doubt, any employee stock options acquired by Mr. Gerald D. Putnam after April 20, 2005 shall only be counted among the Stockholder’s Additional Shares if and to the extent that such options are exercised by Mr. Gerald D. Putnam.

Section 6. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 7. Executed in Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

Section 8. Specific Performance. The Stockholder acknowledges and agrees that (i) the covenants, obligations and agreements of such Stockholder contained in this Agreement relate to special, unique and extraordinary matters, (ii) NYSE is and will be relying on such covenants in connection with entering into the Merger Agreement and the performance of its obligations under the Merger Agreement, and (iii) a violation of any of the terms of such covenants, obligations or agreements will cause NYSE irreparable injury for which adequate remedies are not available at law. Therefore, the Stockholder agrees that NYSE shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain the Stockholder from committing any violation of such covenants, obligations or agreements.

Section 9. Governing Law; Submission to Jurisdiction. This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by, and enforced in accordance with, the domestic laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto or its successors or assigns shall be brought and determined in the state and federal courts of the State of Delaware, and each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this agreement, any claim (a) that it is not personally subject to the jurisdiction of the aforesaid courts for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of judgment, execution of judgment, or otherwise), or (c) to the fullest extent permitted by the applicable law, that (i) the suit, action or proceeding in such courts is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this agreement, or the subject matter hereof, may not be enforced in or by the aforesaid courts.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.

Section 10. Amendments; Waivers, etc. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all parties hereto. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought.

Section 11. Successors and Assigns; No Third-Party Beneficiaries. This Agreement shall not be assignable or otherwise transferable by a party without the prior consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect; provided, however, that NYSE may, in its sole discretion, assign or transfer all or any of its rights under this Agreement to any direct or indirect wholly owned subsidiary of NYSE; provided, further, that any such assignment shall not relieve NYSE of its obligations hereunder. This Agreement shall be binding upon the respective heirs, legal representatives and permitted transferees of the parties hereto. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, legal representatives and permitted transferees, any right, remedy or claim under or in respect of this Agreement or any provision hereof. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by law. Without limiting the scope or effect of the restrictions on Transfer set forth in Section 2(a), the Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise.

Section 12. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

(a)	If to NYSE, to:

New York Stock Exchange, Inc.

11 Wall Street

6th Floor

New York, NY 10005

Attention: Richard P. Bernard, Esq.

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Tel: (212) 403-1000

Fax: (212) 403-2000

Attention: David C. Karp, Esq.

(b) If to the Stockholder, at the address set forth under such Stockholder’s name on Exhibit A hereto, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 13. Termination.

(a) In the event that the Merger Agreement shall be terminated under circumstances in which the Termination Fee and Expense Reimbursement would be payable by Archipelago pursuant to Section 9.5(c) of the Merger Agreement, Sections 2(b)(ii) and 2(b)(iii) of this Agreement shall terminate on the 15-month anniversary of such termination of the Merger Agreement.

(b) Provided that the Mergers have been consummated, Sections 2(a)(ii) and 2(a)(iii) of this Agreement shall terminate on the first anniversary of the Closing Date or such earlier time as all NYSE Group Shares owned beneficially or of record by any Stockholder have been Released from the Lock-Up.

(c) Sections 6 through 16, inclusive, of this Agreement shall survive the termination of this Agreement.

(d) Except as otherwise provided in Sections 13(a) through (c), inclusive, this Agreement shall terminate upon the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement.

(e) No party hereto shall be relieved from any liability for intentional breach of this Agreement by reason of any such termination.

Section 14. Integration. This Agreement (together with the Merger Agreement to the extent referenced herein), including Exhibit A hereto, constitutes the full and entire understanding and agreement of the parties with respect to the subject matter hereof and thereof and supersedes any and all prior understandings or agreements relating to the subject matter hereof and thereof.

Section 15. Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 16. Interpretation. References in this Agreement (except as specifically otherwise defined) to “affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise. References in this Agreement to “person” shall mean an individual, a corporation, a partnership, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a governmental body or authority. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NEW YORK STOCK EXCHANGE, INC.

/S/ JOHN A. THAIN By:
Name:	John A. Thain
Title:	Chief Executive Officer

GSP, LLC By: GDP Inc.

/S/ KEVIN J.P. O’HARA, as Attorney-in-Fact for Gerald D. Putnam By:
Name:	Gerald D. Putnam
Title:	President

[Signature Page to Support and Lock-Up Agreement]

Exhibit A

Ownership of Shares by the Stockholder

Name	Address	Number of Shares
GSP, LLC.	GSP, LLC Archipelago Holdings, Inc. ATTN: Legal Department 100 South Wacker Drive, Suite 1800 Chicago, IL 60606	1,204,848

Exhibit B

GS Archipelago Investment, L.L.C.

SLK-Hull Derivatives LLC

Goldman Sachs Execution and Clearing, L.P.

General Atlantic Partners 77, L.P.

GAP-W Holdings, L.P.

Gapstar, LLC

GAP Coinvestment Partners II, L.P.

GAPCO GMBH & CO. KG

Annex E

[Letterhead of Lazard Frères & Co. LLC]

April 20, 2005

The Board of Directors

New York Stock Exchange, Inc.

11 Wall Street

6th Floor

New York, NY 10005

Dear Members of the Board:

We understand that New York Stock Exchange, Inc. (the “Company”) and Archipelago Holdings, Inc. (“AHI”) propose to enter into an Agreement and Plan of Merger dated April 20, 2005 (the “Agreement”), pursuant to which: (i) the Company will merge (the “NYSE Corporation Merger”) with and into a newly-formed, wholly-owned subsidiary of the Company (“NYSE Merger Corporation Sub”); (ii) NYSE Merger Corporation Sub will merge (the “NYSE LLC Merger”) with and into a newly-formed limited liability company (“NYSE Merger LLC Sub”) that is itself a wholly-owned subsidiary of a newly-formed Delaware corporation (“Holdco”); and (iii) AHI will merge (the “AHI Merger” and, together with the NYSE Corporation Merger and the NYSE LLC Merger, the “Mergers”) with a newly-formed corporation (“AHI Merger Sub”) that is itself a wholly-owned subsidiary of Holdco.

Pursuant to the Agreement: (i) in the NYSE Corporation Merger, each regular membership interest of NYSE (each, a “NYSE Membership Interest” and, collectively, the “NYSE Membership Interests”) will be converted into one fully paid and nonassessable share of NYSE Merger Corporation Sub and the right to receive an amount of cash equal to $300,000 (the “Cash Consideration”); (ii) in the NYSE LLC Merger, each outstanding share of NYSE Merger Corporation Sub, including those issued in the NYSE Corporation Merger, will be converted into the right to receive the NYSE Exchange Ratio (as defined in the Agreement) fully paid and nonassessable shares of Common Stock of Holdco; and (iii) in the AHI Merger each share of common stock, par value $0.01 per share, of AHI (each, an “AHI Share” and, collectively, the “AHI Shares”) issued and outstanding immediately prior to the AHI Merger (other than any AHI Shares owned by AHI or NYSE each case not held on behalf of third parties) will be converted into the right to receive one (such number, the “AHI Exchange Ratio”) fully paid and nonassessable shares of Common Stock of Holdco. Under the Agreement, the Company may restructure the NYSE Corporation Merger and the NYSE LLC Merger, and AHI may restructure the AHI Merger, if such restructuring would not have an adverse impact on AHI or its stockholders or the Company and its members, respectively (any such restructuring, a “2.7 Restructuring”). The terms and conditions of the Mergers are set out more fully in the Agreement.

You have requested our opinion as to the fairness as of the date hereof, from a financial point of view, of the Cash Consideration and the NYSE Exchange Ratio, taken together (the “NYSE Consideration”), to the holders of NYSE Membership Interests. In connection with this opinion, we have:

(i) Reviewed the financial terms and conditions of a draft, dated April 20, 2005, of the Agreement;

(ii) Analyzed certain historical publicly available business and financial information relating to the Company and AHI;

(iii) Reviewed various financial forecasts and other data provided to us by the Company relating to its businesses, including (A) the Company’s stand-alone business model and (B) the Company’s proposed changes in contemplation of or as part of any potential strategic transaction or restructuring ((A) and (B), collectively, the “NYSE Stand-Alone Model”), and various financial forecasts and other data provided to us by AHI relating to its businesses;

(iv) Held discussions with members of the senior management of the Company with respect to the businesses and prospects of the Company and discussions with members of the senior management of AHI with respect to the businesses and prospects of AHI;

(v) Reviewed certain information provided to us by the managements of the Company and AHI relating to estimates of synergies and other estimated benefits of the Mergers;

(vi) Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the businesses of the Company and of AHI;

(vii) Reviewed the financial terms of certain business combinations involving companies in lines of businesses we believe to be generally comparable to that of the Company and AHI and in other industries generally;

(viii) Reviewed historical information relating to sales of NYSE Membership Interests and leases of member trading privileges;

(ix) Reviewed the historical stock prices and trading volumes of the AHI Shares; and

(x) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company or AHI, or concerning the solvency or fair value of the Company or AHI. With respect to financial forecasts (including the NYSE Stand-Alone Model), we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the management of the Company and AHI as to the future financial performance of the Company and AHI, respectively. We assume no responsibility for and express no view or opinion as to such forecasts (including the NYSE Stand-Alone Model) or the assumptions on which they are based. Without limiting the generality of the foregoing, we have valued the Company, and the NYSE Membership Interests, on a stand-alone basis by reference to the NYSE Stand-Alone Model, and we express no opinion on the effects of the implementation of the NYSE Stand-Alone Model (or any component thereof, including those described in the following sentence) on the holders of NYSE Membership Interests. In that regard, we note that (i) one effect of the implementation of the NYSE Stand-Alone Model is that holders of NYSE Membership Interests would no longer have trading privileges by virtue of their ownership of NYSE Membership Interests and (ii) in analyzing the value of the NYSE Membership Interests and the NYSE Consideration, we reduced the value to reflect the contemplated management equity incentive plan in accordance with the NYSE Stand-Alone Model. In rendering our opinion, we have with your consent assumed no effect on the value of the NYSE Consideration arising from the restrictions on transfer of the Common Stock of Holdco to be received in the NYSE LLC Merger.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof. Without limiting the generality of the foregoing, we express no opinion as to the effect on holders of NYSE Membership Interests of the issuance of additional NYSE Membership Interests between the date hereof and the Determination Date (as defined in the Agreement). In rendering our opinion, we were not authorized to solicit, and did not solicit, third parties regarding alternatives to the Mergers, nor were we involved in the negotiation of or any other aspect of the Mergers.

In rendering our opinion, we have assumed that the Mergers will be consummated on the terms described in the Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Mergers will not have an adverse effect on the Company, Holdco or the benefits expected to be realized from consummation of the Mergers. We have also assumed that the executed Agreement will conform in all material respects to the draft Agreement reviewed by us. We have also assumed that the acquisition by AHI of PCX Holdings, Inc. will be consummated prior to the Mergers without any amendment or waiver of the existing terms of the agreement for that acquisition, except for amendments or waivers which are immaterial, and references in this opinion to the businesses and prospects

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of AHI include those of PCX Holdings, Inc. We have also assumed that the implementation or non-implementation of the NYSE Regulation Separation, the NYSE Market Contribution and the SIAC Distribution (each as defined in the Agreement) and that any 2.7 Restructuring will not have a material effect on the Company, Holdco or the benefits expected to be realized from the consummation of the Mergers. We do not express any opinion as to any tax or other consequences that might result from the Mergers, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals.

We do not express any opinion as to the price at which the AHI Shares may trade after announcement of the Mergers or the price at which shares of Holdco may trade subsequent to the consummation of the Mergers.

Lazard Frères & Co. LLC (“Lazard”) is acting as investment banker to the Company in connection with the Mergers and a fee for our services will be earned upon rendering this opinion. In the ordinary course of our business, Lazard may actively trade AHI Shares and other securities of AHI for its own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Lazard is the beneficial owner of one NYSE Membership Interest.

Our engagement and the opinion expressed herein are for the benefit of the Company’s Board of Directors, and our opinion is rendered to the Company’s Board of Directors in connection with its consideration of the Mergers. This opinion does not address the merits of the underlying decision by the Company to engage in the Mergers and is not intended to and does not constitute a recommendation to any holder of NYSE Membership Interests as to how such holder should vote with respect to the Mergers or any matter relating thereto. It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the NYSE Consideration is fair to the holders of NYSE Membership Interests from a financial point of view.

Very truly yours,
LAZARD FRERES & CO. LLC

By	/S/ GARY PARR
Gary Parr Deputy Chairman

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Annex F

[Letterhead of Greenhill & Co., LLC]

CONFIDENTIAL

April 20, 2005

Board of Directors

Archipelago Holdings, Inc.

100 South Wacker Drive, Suite 1800

Chicago, IL 60606

Members of the Board of Directors:

We understand that Archipelago Holdings, Inc., a Delaware corporation (“Archipelago”) and New York Stock Exchange, Inc., a New York Type A not-for-profit corporation (“NYSE”) propose to enter into an Agreement and Plan of Merger (the “Agreement”), which provides, among other things, for formation by Archipelago and NYSE of NYSE Group, Inc., a new holding company under Delaware law (“NYSE Group”), and a subsequent series of mergers whereby Archipelago and NYSE will become wholly-owned subsidiaries of NYSE Group, including the merger of a newly-formed subsidiary of NYSE Group with and into Archipelago (the “Archipelago Merger”, and together with the other transactions contemplated by the Agreement, the “Transactions”). In the Archipelago Merger, each share of common stock, par value $.01 per share, issued and outstanding at the time of the Archipelago Merger, will be converted into the right to receive one fully paid and nonassessable share of common stock, par value $.01 per share, of NYSE Group (“NYSE Group Common Stock”) (the “Archipelago Merger Consideration”). The terms and conditions of the Transactions are more fully set forth in the Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Archipelago Merger Consideration is fair, from a financial point of view, to the stockholders of Archipelago other than Goldman, Sachs & Co., Lazard Frères & Co. LLC or their respective affiliates to the extent they are Archipelago stockholders (the “Stockholders”). We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision to proceed with or effect the Archipelago Merger or any of the other Transactions.

For purposes of the opinion set forth herein, we have:

1. reviewed the draft Merger Agreement in the form distributed to us on April 20, 2005 and reviewed by the Board of Directors of Archipelago at a meeting held April 20, 2005;

2. reviewed certain publicly available information about Archipelago and NYSE;

3. reviewed certain information, including financial forecasts and other financial and operating data concerning Archipelago and NYSE, prepared by the management of respective businesses (the financial forecasts in respect of NYSE identified to us as management’s base case forecasts are referred to herein as the “NYSE Management Case”);

4. analyzed certain information, including financial forecasts and other financial and operating data concerning the pro forma combined company, prepared by the management of Archipelago and NYSE (the “Pro Forma Information”);

5. reviewed information regarding the strategic, financial and operational benefits anticipated from the Transactions, prepared by the managements of Archipelago and NYSE (the “Synergies”);

6. discussed the past and present operations and financial condition and the prospects of Archipelago with senior executives of Archipelago and discussed the past and present operations and financial condition and the prospects of NYSE with senior executives of NYSE;

7. compared the value of the Archipelago Merger Consideration with the historical and present market capitalization of Archipelago;

8. compared the value of the Archipelago Merger Consideration with the trading valuations of certain publicly traded companies that we deemed relevant;

9. compared the value of the Archipelago Merger Consideration with the relative contribution of Archipelago to the combined company based on a number of metrics that we deemed relevant;

10. compared the value of the Archipelago Merger Consideration with that received in certain publicly available transactions that we deemed relevant;

11. compared the value of the Archipelago Merger Consideration to the valuation derived by discounting future cash flows and a terminal value of the business at discount rates that we deemed appropriate; and

12. performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information publicly available or supplied or otherwise made available to us by representatives of Archipelago and NYSE for the purposes of this opinion and have further relied upon the assurances of the representatives of Archipelago and NYSE that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the businesses, the Pro Forma Information and the Synergies that have been furnished to us, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Archipelago and NYSE, as applicable, as to the future financial performance of the businesses and the achievability of the Synergies. In particular, at your direction, we have assumed that NYSE will achieve the cost reductions and operating income targets set forth in the NYSE Management Case. We have also assumed that following the Transactions the combined company will realize the anticipated benefits of the Synergies. We express no opinion with respect to such projections, Synergies or the assumptions upon which they are based. At your direction, we have assumed that Archipelago’s acquisition of PCX Holdings, Inc. will be completed, that the consideration paid in that transaction will consist entirely of cash, and that all of the shares of Archipelago common stock owned by PCX Holdings Inc. will be retired or cancelled. We have assumed that Transactions contemplated by the Agreement (including the mergers involving NYSE) will be consummated without waiver of any material terms or conditions set forth in the Agreement. We have assumed that none of the transactions contemplated by the Agreement which may occur following the completion of the Transactions will have any impact on the value of the Archipelago Merger Consideration. You have informed us, and we have assumed, that the Archipelago Merger will be treated as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Archipelago Merger and the other Transactions will be obtained without any effect on Archipelago, NYSE or NYSE Group or on the contemplated benefits of the Transactions in any way materially adverse to our analysis.

We have not made any independent valuation or appraisal of the assets or liabilities of the businesses, nor have we been furnished with any such valuations or appraisals. In addition, we have assumed that the Transactions will be consummated in accordance with the terms set forth in the final, executed Agreement, which we have further assumed will be identical in all material respects to the latest draft thereof we have reviewed. Our opinion is necessarily based on financial, economic, market and other conditions and the information made available to us as of the date hereof.

We were not requested to and did not provide advice concerning the structure, the specific amount of consideration, or any other aspects of the Transactions, or to provide services other than the delivery of this opinion. We were not requested to and did not solicit any expressions of interest from any other parties with respect to the merger of the two businesses or any other alternative transaction. We did not participate in the negotiations with respect to the terms of the Transactions. Consequently, we have assumed that such terms are

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the most beneficial terms from Archipelago’s perspective that could under the circumstances be negotiated among the parties to the Transactions, and no opinion is expressed as to whether any alternative transaction might produce consideration for the stockholders of Archipelago in an amount in excess of that contemplated in the Archipelago Merger.

We will receive a fee from Archipelago for our services rendered in connection with the Transactions. In addition, Archipelago has agreed to indemnify us for certain liabilities arising out of our engagement.

It is understood that this letter is for the information of the Board of Directors (the “Board”) of Archipelago and is rendered to the Board in connection with their consideration of the Transactions and may not be used for any other purpose without our prior written consent. We are not expressing an opinion as to any aspect of the Transactions other than the fairness of the Archipelago Merger Consideration to the Stockholders from a financial point of view. This opinion does not address in any manner the prices at which NYSE Group Common Stock will trade following the consummation of the Transactions. This opinion is not intended to be and does not constitute a recommendation to the Board or the stockholders of Archipelago as to whether they should approve the Archipelago Merger or any of the other Transactions.

Based on and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion on the date hereof that the Archipelago Merger Consideration is fair from a financial point of view to the Stockholders.

Very best regards,

GREENHILL & CO., LLC

By:	/S/ JOHN D. LIU
John D. Liu Managing Director

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Annex G

FORM OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NYSE GROUP, INC.

NYSE Group, Inc., a corporation organized and existing under the laws of the State of Delaware, pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, hereby certifies as follows:

1. The name of this corporation is NYSE Group, Inc. The original Certificate of Incorporation was filed on May 2, 2005.

2. This Amended and Restated Certificate of Incorporation restates and amends the original Certificate of Incorporation to read in its entirety as follows:

ARTICLE I

NAME OF CORPORATION

The name of the corporation is NYSE Group, Inc. (hereinafter referred to as the “Corporation”).

ARTICLE II

REGISTERED OFFICE

The address of the Corporation’s registered office in the State of Delaware is c/o National Registered Agents, Inc., 160 Greentree Drive, in the City of Dover, Suite 101, County of Kent, State of Delaware 19904. The name of the Corporation’s registered agent at such address is National Registered Agents, Inc.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (the “DGCL”).

ARTICLE IV

STOCK

Section 1. Authorized Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is six-hundred million (600,000,000), consisting of four-hundred million (400,000,000) shares of Common Stock, par value $0.01 per share (the “Common Stock”), and two-hundred million (200,000,000) shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”).

Section 2. Preferred Stock. The board of directors of the Corporation (the “Board”) is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in one or more series, and by filing a certificate of designations pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, including without limitation the following:

(1) the distinctive serial designation of such series that shall distinguish it from other series;

(2) whether dividends shall be payable to the holders of the shares of such series and, if so, the basis on which such holders shall be entitled to receive dividends (which may include, without limitation, a right to receive such dividends or distributions as may be declared on the shares of such series by the Board, a right to receive such dividends or distributions, or any portion or multiple thereof, as may be declared on the Common Stock or any other class of stock or, in addition to or in lieu of any other right to receive dividends, a right to receive dividends at a particular rate or at a rate determined by a particular method, in which case such rate or method of determining such rate may be set forth), the form of such dividend, any conditions on which such dividends shall be payable and the date or dates, if any, on which such dividends shall be payable;

(3) whether dividends on the shares of such series shall be cumulative and, if so, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;

(4) the amount or amounts, if any, which shall be payable out of the assets of the Corporation to the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, and the relative rights of priority, if any, of payment of the shares of such series;

(5) the price or prices (in cash, securities or other property or a combination thereof) at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events;

(6) the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices (in cash, securities or other property or a combination thereof) at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(7) whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of the Corporation or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or any other securities or property of the Corporation or any other entity, and the price or prices (in cash, securities or other property or a combination thereof) or rate or rates of conversion or exchange and any adjustments applicable thereto;

(8) whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by law, and if so the terms of such voting rights, which may provide, among other things and subject to the other provisions of this Certificate of Incorporation, that each share of such series shall carry one vote or more or less than one vote per share, that the holders of such series shall be entitled to vote on certain matters as a separate class (which for such purpose may be comprised solely of such series or of such series and one or more other series or classes of stock of the Corporation) and that all the shares of such series entitled to vote on a particular matter shall be deemed to be voted on such matter in the manner that a specified portion of the voting power of the shares of such series or separate class are voted on such matter; and

(9) any other relative rights, powers, preferences and limitations of this series.

For all purposes, this Certificate of Incorporation shall include each certificate of designations (if any) setting forth the terms of a series of Preferred Stock.

Subject to the rights, if any, of the holders of any series of Preferred Stock set forth in a certificate of designations, an amendment of this Certificate of Incorporation to increase or decrease the number of authorized shares of Preferred Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board and approved by the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of Common Stock, and no vote of the holders of any series of Preferred Stock, voting as a separate class, shall be required therefor, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment of this Certificate of Incorporation that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock if the holders of any such series are entitled, either separately or together with the holders of one or more other series of Preferred Stock, to vote thereon pursuant to this Certificate of Incorporation or the certificate of designations relating to such series of Preferred Stock, or pursuant to the DGCL as then in effect.

Section 3. Options, Warrants and Other Rights. The Board is authorized to create and issue options, warrants and other rights from time to time entitling the holders thereof to purchase securities or other property of the Corporation or any other entity, including any class or series of stock of the Corporation or any other entity and whether or not in connection with the issuance or sale of any securities or other property of the Corporation, for such consideration (if any), at such times and upon such other terms and conditions as may be determined or authorized by the Board and set forth in one or more agreements or instruments. Among other things and without limitation, such terms and conditions may provide for the following:

(1) adjusting the number or exercise price of such options, warrants or other rights or the amount or nature of the securities or other property receivable upon exercise thereof in the event of a subdivision or combination of any securities, or a recapitalization, of the Corporation, the acquisition by any natural person, company, corporation or similar entity, government, or political subdivision, agency, or instrumentality of a government (each, a “Person”) of beneficial ownership of securities representing more than a designated percentage of the voting power of any outstanding series, class or classes of securities, a change in ownership of the Corporation’s securities or a merger, statutory share exchange, consolidation, reorganization, sale of assets or other occurrence relating to the Corporation or any of its securities, and restricting the ability of the Corporation to enter into an agreement with respect to any such transaction absent an assumption by another party or parties thereto of the obligations of the Corporation under such options, warrants or other rights;

(2) restricting, precluding or limiting the exercise, transfer or receipt of such options, warrants or other rights by any Person that becomes the beneficial owner of a designated percentage of the voting power of any outstanding series, class or classes of securities of the Corporation or any direct or indirect transferee of such a Person, or invalidating or voiding such options, warrants or other rights held by any such Person or transferee; and

(3) permitting the Board (or certain directors specified or qualified by the terms of the governing instruments of such options, warrants or other rights) to redeem, terminate or exchange such options, warrants or other rights.

This Section 3 shall not be construed in any way to limit the power of the Board to create and issue options, warrants or other rights.

Section 4. Transfer Restrictions on Common Stock.

(A) Any share of Common Stock issued in the NYSE LLC Merger, as defined in, and to be effected pursuant to, the Agreement and Plan of Merger, dated April 20, 2005, as amended and restated on July 20, 2005, as amended as of October 20, 2005 (as amended from time to time, the “Merger Agreement”), by and among New York Stock Exchange, Inc., a New York Type A not-for-profit corporation (“NYSE”), Archipelago Holdings, Inc., a Delaware corporation (“Archipelago”), the Corporation, NYSE Merger Sub LLC, a New York limited liability company, NYSE Merger Corporation Sub, Inc., a Delaware corporation, and Archipelago Merger Sub, Inc., a Delaware corporation, shall be subject to the following restriction: From and after the date of issuance (the “Issuance Date”) until the applicable Lock-Up Expiration Date (as defined below), no shares of Common Stock that a holder has received or has a right to receive in the NYSE LLC Merger (as defined in the Merger Agreement) in respect of such holder’s former NYSE Merger Corporation Sub Shares (as defined in the Merger Agreement), which shall hereinafter be referred to as such holder’s “NYSE Shares,” may be Transferred (as such term is defined below).

(B) Notwithstanding anything to the contrary in the foregoing sentence:

(1) the Board may, from time to time in its sole discretion, Release (as such term is defined below) any Transfer restriction set forth herein from any number of NYSE Shares, on terms and conditions and in ratios and numbers to be fixed by the Board in its sole discretion;

(2) if any Transfer restriction imposed on any Other Shares pursuant to the Amended and Restated Support and Lock-Up Agreement, dated as of July 20, 2005, by and among General Atlantic and the NYSE, or the Amended and Restated Support and Lock-Up Agreement, dated as of July 20, 2005, by and among Goldman Sachs and the NYSE (in each case, as amended from time to time and together, the “Support and Lock-Up Agreements”), is Released, then the same Transfer restriction shall simultaneously be Released from a number of NYSE Shares that are subject to such Transfer restriction under the Lock-Up held by each registered owner equal to the product (rounded up to the nearest whole share) obtained by multiplying (a) the aggregate number of NYSE Shares that are subject to such Transfer restriction under the Lock-Up held by such registered owner by (b) a fraction, the numerator of which shall be the number of Other Shares that were so Released and the denominator of which shall be the aggregate number of Other Shares that were subject to such Transfer restriction immediately prior to such Release;

(3) upon the death of any holder of NYSE Shares who is a natural person, all Transfer restrictions set forth herein shall be Released from all of the NYSE Shares beneficially owned by such person;

(4) a holder has the right to Transfer all or a portion of such holder’s NYSE Shares to (a) a wholly owned subsidiary of such holder, (b) a Family Member of such holder or (c) a trust solely for the benefit of such holder or such holder’s Family Member; provided that, in each case after such Transfer, such NYSE Shares shall continue to be bound by the terms of this Certificate of Incorporation, including the restrictions on Transfer set forth in this Certificate of Incorporation.

(5) a holder has the right to pledge, hypothecate and grant a security interest on all or a portion of such holder’s NYSE Shares (and to transfer such NYSE Shares as a result of any bona fide foreclosure resulting from such pledge, hypothecation and grant); provided that, after such pledge, hypothecation, grant or transfer, such NYSE Shares shall continue to be bound by the terms of this Certificate of Incorporation, including the restrictions on Transfer set forth in this Certificate of Incorporation.

(C) The following terms shall have the meanings set forth below:

“Transfer” means (with its cognates having corresponding meanings), with respect to any share of Common Stock, any direct or indirect assignment, sale, transfer, tender or other disposition of such share, whether voluntary or involuntary, by operation of law or otherwise (and includes any sale or other disposition in any one transaction or series of transactions), and any agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing; provided, however, that a “Transfer” shall not occur simply as a result of a Qualified Change of Control of the holder of such share of Common Stock.

“Qualified Change of Control” means, with respect to any holder of a share of Common Stock, any transaction involving (a) any purchase or acquisition (whether by way of merger, share exchange, consolidation, business combination or consolidation) of more than fifty percent (50%) of the total outstanding voting securities of such holder or any tender offer or exchange offer that results in another person (or the shareholders of such other person) beneficially owning more than fifty percent (50%) of the total outstanding voting securities of such holder; or (b) any sale, exchange, transfer or other disposition of more than fifty percent (50%) of the assets of such holder and its subsidiaries, taken together as whole; provided, however, that the fair market value of all of the shares of Common Stock held or beneficially owned by such holder and its subsidiaries, taken together as a whole, must be less than one-half of one percent of the fair market value of all of the assets of such holder and its subsidiaries, taken together as a whole, at the time of such transaction. Any such holder must, upon the Board’s request, provide information to the Board to prove that any such transaction qualifies as a Qualified Change of Control, and any good-faith determination of the Board that a particular transaction qualifies or does not qualify as a Qualified Change of Control shall be conclusive and binding.

“Lock-Up Expiration Date” means: (a) the first anniversary of the Issuance Date with respect to a number of such holder’s NYSE Shares equal to the difference, if positive, between (i) one-third of the aggregate number of NYSE Shares issued to such holder in the NYSE LLC Merger and (ii) the aggregate number of such holder’s NYSE Shares for which all Transfer restrictions set forth in Section D of this Article IV have been previously Released by the Board; (b) the second anniversary of the Issuance Date with respect to a number of such holder’s NYSE Shares equal to the difference, if positive, between (i) two-thirds of the aggregate number of NYSE Shares issued to such holder in the NYSE LLC Merger and (ii) the aggregate number of such holder’s NYSE Shares for which all Transfer restrictions set forth in Section D of this Article IV have been previously Released by the Board or by virtue of clause (a) of this definition; and (c) the third anniversary of the Issuance Date for all of such holder’s NYSE Shares for which all Transfer restrictions set forth in Section D of this Article IV have not been previously Released (so that none of such holder’s NYSE Shares shall be subject to the Transfer restrictions set forth in Section D of this Article IV as of the third anniversary of the Issuance Date).

“Release” means, with respect to any Transfer restriction on any share of Common Stock imposed pursuant to Section D of this Article IV, any action or circumstance as a result of which such Transfer restriction imposed on such share of Common Stock is removed (and its cognates shall have a corresponding meaning).

“Other Shares” means the shares of Common Stock issued to any of (1) General Atlantic Partners 77, L.P., GAP-W Holdings, L.P., Gapstar, LLC, GAP Coinvestment Partners II, L.P. and GAPCO GMBH & CO. KG (collectively, “General Atlantic”), or (2) GS Archipelago Investment, L.L.C., SLK-Hull Derivatives LLC and Goldman Sachs Execution and Clearing, L.P (collectively, “Goldman Sachs”).

“Family Member” means, with respect to any holder of a share of Common Stock, such holder’s spouse, domestic partner, children, stepchildren, grandchildren, parents, parents-in-law, grandparents, uncles, aunts, cousins, nephews and nieces.

(D) The restrictions on Transfer set forth in this Section 4 of Article IV shall be referred to as the “Lock-Up.” If any NYSE Shares shall be represented by a certificate, a legend shall be placed on such certificate to the effect that such NYSE Shares are subject to the Lock-Up, which legend shall be removed from a certificate upon the occurrence of the Lock-Up Expiration Date with respect to all of the NYSE Shares represented by such certificate. Such legend shall also be placed on any certificate representing securities issued subsequent to the original issuance of NYSE Shares in the NYSE LLC Merger and in respect thereof as a result of any stock dividend, stock split or other recapitalization, to the extent that such securities shall be represented by certificates. Such legends will be removed from the certificates representing such shares of Common Stock and any other securities when, and to the extent that, such Transfer restrictions set forth herein are no longer applicable to any of the shares represented by such certificates. If any NYSE Shares or securities issued in respect thereof shall not be represented by certificates, then the Company reserves the right to require that an analogous notification or restriction be used in respect of such NYSE Shares or securities that are subject to the Lock-Up. Upon removal of the Lock-Up from any of the NYSE Shares or any securities issued in a subsequent issuance in respect thereof as a result of any stock dividend, stock split or other recapitalization, if the Board shall have designated prior to such release a particular broker or brokers and/or the particular manner of the Transfer of such shares to be Released, such shares shall be Transferred only through such broker and in such manner as designated by the Board. In furtherance, and not in limitation, of the foregoing, the Board may require, as a condition to the Release, that all such Released NYSE Shares be sold through an underwritten offering registered under the United States Securities Act of 1933, as amended, and that if a holder does not Transfer such holder’s NYSE Shares pursuant to such registered offering, then such holder’s NYSE Shares shall not be Released prior to the scheduled Lock-Up Expiration Date, unless the Board shall Release such NYSE Shares on a later occasion. All fees and commissions payable to any broker or underwriter in connection with such Transfer shall be borne by the holders of Common Stock participating in such Transfer, pro rata based on the relative number of shares of Common Stock of such holder in such Transfer.

(E) The Corporation shall not register the purported Transfer of any shares of stock of the Corporation in violation of the restrictions imposed by this Section 4 of Article IV.

ARTICLE V

LIMITATIONS ON VOTING AND OWNERSHIP

Section 1. Voting Limitation.

(A) Notwithstanding any other provision of this Certificate of Incorporation, (1) no Person, either alone or together with its Related Persons (as defined below), as of any record date for the determination of stockholders entitled to vote on any matter, shall be entitled to vote or cause the voting of shares of stock of the Corporation beneficially owned by such Person or its Related Persons, in person or by proxy or through any voting agreement or other arrangement, to the extent that such shares represent in the aggregate more than 10% of the then outstanding votes entitled to be cast on such matter, without giving effect to this Article V (such threshold being hereinafter referred to as the “Voting Limitation”), and the Corporation shall disregard any such votes purported to be cast in excess of the Voting Limitation; and (2) if any Person, either alone or together with its Related Persons, is party to any agreement, plan or other arrangement relating to shares of stock of the Corporation entitled to vote on any matter with any other Person, either alone or together with its Related Persons, under circumstances that would result in shares of stock of the Corporation that would be subject to such agreement, plan or other arrangement not being voted on any matter, or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person, but for this Article V, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of stock of the Corporation that would exceed 10% of the then outstanding votes entitled to be cast on such matter (assuming that all shares of stock of the Corporation that are subject to such agreement, plan or other arrangement are not outstanding votes entitled to be cast on such matter) (the “Recalculated Voting Limitation”), then the Person, either alone or together with its Related Persons, shall not be entitled to vote or cause the voting of shares of stock of the Corporation beneficially owned by such Person, either alone or together with its Related Persons, in person or by proxy or through any voting agreement or other arrangement, to the extent that such shares represent in the aggregate more than the Recalculated Voting Limitation, and the Corporation shall disregard any such votes purported to be cast in excess of the Recalculated Voting Limitation.

The Voting Limitation and the Recalculated Voting Limitation, as applicable, shall apply to each Person unless and until: (i) such Person shall have delivered to the Board a notice in writing, not less than 45 days (or such shorter period as the Board shall expressly consent to) prior to any vote, of such Person’s intention, either alone or together with its Related Persons, to vote or cause the voting of shares of stock of the Corporation beneficially owned by such Person or its Related Persons, in person or by proxy or through any voting agreement or other arrangement, in excess of the Voting Limitation or the Recalculated Voting Limitation, as applicable; (ii) the Board shall have resolved to expressly permit such voting; and (iii) such resolution shall have been filed with, and approved by, the Securities and Exchange Commission (the “SEC”) under Section 19(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall have become effective thereunder.

Subject to its fiduciary obligations under applicable law, the Board shall not adopt any resolution pursuant to clause (ii) of this Section 1(A) of Article V unless the Board shall have determined that:

(w) the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, by such Person, either alone or together with its Related Persons, will not impair the ability of either the Corporation or any of the New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., Archipelago Exchange, L.L.C., the Pacific Exchange, Inc. or PCX Equities, Inc. (each, a “Regulated Subsidiary” and together, the “Regulated Subsidiaries”) to discharge their respective responsibilities under the Exchange Act and the rules and regulations thereunder and is otherwise in the best interests of the Corporation, its stockholders and the Regulated Subsidiaries;

(x) the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, by such Person, either alone or together with its Related Persons, will not impair the SEC’s ability to enforce the Exchange Act;

(y) in the case of a resolution to approve the exercise of voting rights in excess of 20% of the then outstanding votes entitled to be cast on such matter, (1) neither such Person nor any of its Related Persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act); (2) for so long as the Corporation directly or indirectly controls the Pacific Exchange, Inc. (“PCX”) or PCX Equities, Inc. (“PCX Equities”) or any facility of PCX, neither such Person nor any of its Related Persons is an ETP Holder (as defined in the PCX Equities rules of PCX, as such rules may be in effect from time to time) of PCX Equities (any such Person that is a Related Person of an ETP Holder shall hereinafter also be deemed to be an “ETP Holder” for purposes of this Certificate of Incorporation, as the context may require) or an OTP Holder or OTP Firm (each as defined in the rules of PCX, as such rules may be in effect from time to time) of PCX (any such Person that is a Related Person of an OTP Holder or OTP Firm shall hereinafter also be deemed to be an “OTP Holder” or “OTP Firm”, as appropriate, for purposes of this Certificate of Incorporation, as the context may require); and (3) for so long as the Corporation directly or indirectly controls New York Stock Exchange LLC or NYSE Market, Inc., neither such Person nor any of its Related Persons is a “member” or “member organization” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time) (any such Person that is a Related Person of such member or member organization shall hereinafter also be deemed to be a “Member” for purposes of this Certificate of Incorporation, as the context may require); and

(z) in the case of a resolution to approve the entering into of an agreement, plan or other arrangement under circumstances that would result in shares of stock of the Corporation that would be subject to such agreement, plan or other arrangement not being voted on any matter, or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person, but for this Article V, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of stock of the Corporation that would exceed 20% of the then outstanding votes entitled to be cast on such matter (assuming that all shares of stock of the Corporation that are subject to such agreement, plan or other arrangement are not outstanding votes entitled to be cast on such matter), (1) neither such Person nor any of its Related Persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act); (2) for so long as the Corporation directly or indirectly controls the Pacific Exchange, Inc. or PCX Equities, Inc. or any facility of PCX, neither such Person nor any of its Related Persons is an ETP Holder, OTP Holder or an OTP Firm; and (3) for so long as the Corporation directly or indirectly controls New York Stock Exchange LLC or NYSE Market, Inc., neither such Person nor any of its Related Persons is a Member.

In making such determinations, the Board may impose such conditions and restrictions on such Person and its Related Persons owning any shares of stock of the Corporation entitled to vote on any matter as the Board may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the governance of the Corporation.

(B) If and to the extent that shares of stock of the Corporation beneficially owned by any Person or its Related Persons are held of record by any other Person (the “Record Owner”), this Section 1 of Article V shall be enforced against such Record Owner by limiting the votes entitled to be cast by such Record Owner in a manner that will accomplish the Voting Limitation and the Recalculated Voting Limitation applicable to such Person and its Related Persons.

(C) This Section 1 of Article V shall not apply to (x) any solicitation of any revocable proxy from any stockholder of the Corporation by or on behalf of the Corporation or by any officer or director of the Corporation acting on behalf of the Corporation or (y) any solicitation of any revocable proxy from any stockholder of the Corporation by any other stockholder that is conducted pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Exchange Act (other than a solicitation pursuant to Rule 14a-2(b)(2) promulgated under the Exchange Act, with respect to which Section 1 of Article V shall apply).

(D) For purposes of this Section 1 of Article V, no Person shall be deemed to have any agreement, arrangement or understanding to act together with respect to voting shares of stock of the Corporation solely because such Person or any of such Person’s Related Persons has or shares the power to vote or direct the voting of such shares of stock pursuant to a revocable proxy given in response to a public proxy or consent solicitation pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Exchange Act (other than a solicitation conducted pursuant to Rule 14a-2(b)(2) promulgated under the Exchange Act, with respect to which Section 1 of Article V shall apply), except if such power (or the arrangements relating thereto) is then reportable under Item 6 of Schedule 13D under the Exchange Act (or any similar provision of a comparable or successor report).

(E) “Related Persons” shall mean with respect to any Person:

(i) any “affiliate” of such Person (as such term is defined in Rule 12b-2 under the Exchange Act);

(ii) any other Person(s) with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the stock of the Corporation;

(iii) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such Person and, in the case of a Person that is a partnership or a limited liability company, any general partner, managing member or manager of such Person, as applicable;

(iv) in the case of a Person that is a “member organization” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time), any “member” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time) with which such Person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

(v) in the case of a Person that is an OTP Firm, any OTP Holder with which such Person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

(vi) in the case of a Person that is a natural person, any relative or spouse of such natural Person, or any relative of such spouse who has the same home as such natural Person or who is a director or officer of the Corporation or any of its parents or subsidiaries;

(vii) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable;

(viii) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability, as applicable;

(ix) in the case of a Person that is a “member” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time), the “member organization” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time) with which such Person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act); and

(x) in the case of a Person that is an OTP Holder, the OTP Firm with which such Person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act).

Section 2. Ownership Concentration Limitation.

(A) Except as otherwise provided in this Section 2 of Article V, no Person, either alone or together with its Related Persons, shall be permitted at any time to own beneficially shares of stock of the Corporation representing in the aggregate more than 20% of the then outstanding votes entitled to be cast on any matter (the “Concentration Limitation”).

(B) The Concentration Limitation shall apply to each Person unless and until: (i) such Person shall have delivered to the Board a notice in writing, not less than 45 days (or such shorter period as the Board shall expressly consent to) prior to the acquisition of any shares that would cause such Person (either alone or together with its Related Persons) to exceed the Concentration Limitation, of such Person’s intention to acquire such ownership; (ii) the Board shall have resolved to expressly permit such ownership; and (iii) such resolution shall have been filed with, and approved by, the SEC under Section 19(b) of the Exchange Act and shall have become effective thereunder.

(C) Subject to its fiduciary obligations under applicable law, the Board shall not adopt any resolution pursuant to clause (ii) of Section 2(B) of this Article unless the Board shall have determined that:

(1) such acquisition of beneficial ownership by such Person, either alone or together with its Related Persons, will not impair the ability of any of the Regulated Subsidiaries to discharge its responsibilities under the Exchange Act and the rules and regulations thereunder and is otherwise in the best interests of the Corporation, its stockholders and the Regulated Subsidiaries;

(2) such acquisition of beneficial ownership by such Person, either alone or together with its Related Persons, will not impair the SEC’s ability to enforce the Exchange Act. In making such determinations, the Board may impose such conditions and restrictions on such Person and its Related Persons owning any shares of stock of the Corporation entitled to vote on any matter as the Board may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the governance of the Corporation;

(3) neither such Person nor any of its Related Persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act);

(4) for so long as the Corporation directly or indirectly controls PCX or PCX Equities or any facility of PCX, neither such Person nor any of its Related Persons is an ETP Holder or an OTP Holder or OTP Firm; and

(5) for so long as the Corporation directly or indirectly controls New York Stock Exchange LLC or NYSE Market, Inc., neither such Person nor any of its Related Persons is a Member.

(D) Unless the conditions specified in Section 2(B) of this Article V are met, if any Person, either alone or together with its Related Persons, at any time beneficially owns shares of stock of the Corporation in excess of the Concentration Limitation, such Person and its Related Persons shall be obligated to sell promptly, and the Corporation shall be obligated to purchase promptly, at a price equal to the par value of such shares of stock and to the extent funds are legally available therefor, that number of shares of stock of the Corporation necessary so that such Person, together with its Related Persons, shall beneficially own shares of stock of the Corporation representing in the aggregate no more than 20% of the then outstanding votes entitled to be cast on any matter, after taking into account that such repurchased shares shall become treasury shares and shall no longer be deemed to be outstanding.

(E) Nothing in this Section 2 of Article V shall preclude the settlement of transactions entered into through the facilities of New York Stock Exchange LLC; provided, however, that, if any Transfer of any shares of stock of the Corporation shall cause any Person, either alone or together with its Related Persons, at any time to beneficially owns shares of stock of the Corporation in excess of the Concentration Limitation, such Person and its Related Persons shall be obligated to sell promptly, and the Corporation shall be obligated to purchase promptly, shares of stock of the Corporation as specified in Section 2(D) of this Article V.

Section 3. Procedure for Repurchasing Stock.

(A) In the event the Corporation shall repurchase shares of stock (the “Repurchased Stock”) of the Corporation pursuant to any provision of Article IV or this Article V, notice of such repurchase shall be given by first class mail, postage prepaid, mailed not less than 5 business nor more than 60 calendar days prior to the repurchase date, to the holder of the Repurchased Stock, at such holder’s address as the same appears on the stock register of the Corporation. Each such notice shall state: (1) the repurchase date; (2) the number of shares of Repurchased Stock to be repurchased; (3) the aggregate repurchase price, which shall equal the aggregate par value of such shares; and (4) the place or places where such Repurchased Stock is to be surrendered for payment of the aggregate repurchase price. Failure to give notice as aforesaid, or any defect therein, shall not affect the validity of the repurchase of Repurchased Stock. From and after the repurchase date (unless default shall be made by the Corporation in providing funds for the payment of the repurchase price), shares of Repurchased Stock which have been repurchased as aforesaid shall become treasury shares and shall no longer be deemed to be outstanding, and all rights of the holder of such Repurchased Stock as a stockholder of the Corporation (except the right to receive from the Corporation the repurchase price against delivery to the Corporation of evidence of ownership of such shares) shall cease. Upon surrender in accordance with said notice of evidence of ownership of Repurchased Stock so repurchased (properly assigned for transfer, if the Board shall so require and the notice shall so state), such shares shall be repurchased by the Corporation at par value.

(B) If and to the extent that shares of stock of the Corporation beneficially owned by any Person or its Related Persons are held of record by any other Person, this Article V shall be enforced against such Record Owner by requiring the sale of shares of stock of the Corporation held by such Record Owner in accordance with this Article V, in a manner that will accomplish the Concentration Limitation applicable to such Person and its Related Persons.

Section 4. Right to Information; Determinations by the Board. The Board shall have the right to require any Person and its Related Persons that the Board reasonably believes (i) to be subject to the Voting Limitation or the Recalculated Voting Limitation, (ii) to own beneficially (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) shares of stock of the Corporation entitled to vote on any matter in excess of the Concentration Limitation, or (iii) to own beneficially (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) an aggregate of 5% or more of the then outstanding shares of stock of the Corporation entitled to vote on any matter, which ownership such Person, either alone or together with its Related Persons, has not reported to the Corporation, to provide to the Corporation, upon the Board’s request, complete information as to all shares of stock of the Corporation beneficially owned by such Person and its Related Persons and any other factual matter relating to the applicability or effect of this Articles V as may reasonably be requested of such Person and its Related Persons. Any constructions, applications or determinations made by the Board pursuant to Articles V in good faith and on the basis of such information and assistance as was then reasonably available for such purpose shall be conclusive and binding upon the Corporation and its directors, officers and stockholders.

ARTICLE VI

BOARD OF DIRECTORS

Section 1. Powers of the Board—General. The business and affairs of the Corporation shall be managed by or under the direction of the Board. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. The Board is authorized to adopt, amend or repeal bylaws of the Corporation.

Section 2. Power to Call and Postpone Stockholder Meetings.

(A) Special meetings of stockholders of the Corporation may be called at any time by, but only by, (1) the Board acting pursuant to a resolution adopted by a majority of the Board, (2) the Chairman of the Board or (3) the Chief Executive Officer of the Corporation.

(B) Any meeting of stockholders may be postponed by action of the Board at any time in advance of such meeting. The Board shall have the power to adopt such rules and regulations for the conduct of the meetings and management of the affairs of the Corporation as they may deem proper and the power to adjourn any meeting of stockholders without a vote of the stockholders, which powers may be delegated by the Board to the chairman of such meeting either in such rules and regulations or pursuant to the bylaws of the Corporation.

Section 3. Number of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.

Section 4. Election of Directors. The directors shall be elected by the stockholders at each annual meeting of stockholders (or any adjournment or continuation thereof) at which a quorum is present, to hold office until the next annual meeting of stockholders, but shall continue to serve despite the expiration of the director’s term until their respective successors are duly elected and qualified. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.

Section 5. Removal of Directors. Any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares at the time entitled to vote at an election of the directors.

Section 6. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause (other than vacancies and newly created directorships which the holders of any class or classes of stock or series thereof are expressly entitled by this Certificate of Incorporation to fill) shall be filled by, and only by, a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any director appointed to fill a vacancy or a newly created directorship shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Section 7. Directors Selected by Holders of Preferred Stock. Notwithstanding anything to the contrary contained in this Article VI, in the event that the holders of any class or series of Preferred Stock of the Corporation shall be entitled, voting separately as a class, to elect any directors of the Corporation, then the number of directors that may be elected by such holders voting separately as a class shall be in addition to the number of directors fixed pursuant to a resolution of the Board. Except as otherwise provided in the terms of such class or series, (a) the terms of the directors elected by such holders voting separately as a class shall expire at the annual meeting of stockholders next succeeding their election; and (b) any director or directors elected by such holders voting separately as a class may be removed, with or without cause, by the holders of a majority of the voting power of all outstanding shares of stock of the Corporation entitled to vote separately as a class in an election of such directors.

Section 8. Considerations of the Board. In taking any action, including action that may involve or relate to a change or potential change in the control of the Corporation, a director of the Corporation may consider, among other things, both the long-term and short-term interests of the Corporation and its stockholders and the effects that the Corporation’s actions may have in the short term or long term upon any one or more of the following matters:

(1) the prospects for potential growth, development, productivity and profitability of the Corporation and its subsidiaries;

(2) the current employees of the Corporation or its subsidiaries;

(3) the employees of the Corporation or its subsidiaries and other beneficiaries receiving or entitled to receive retirement, welfare or similar benefits from or pursuant to any plan sponsored, or agreement entered into, by the Corporation or its subsidiaries;

(4) the customers and creditors of the Corporation or its subsidiaries;

(5) the ability of the Corporation to provide, as a going concern, goods, services, employment opportunities and employment benefits and otherwise to contribute to the communities in which it does business;

(6) the potential impact on the relationships of the Corporation or its subsidiaries with regulatory authorities and the regulatory impact generally; and

(7) such other additional factors as a director may consider appropriate in such circumstances.

In discharging his or her responsibilities as a member of the Board, each director also must, to the fullest extent permitted by applicable law, take into consideration the effect that the Corporation’s actions would have on the ability of the Regulated Subsidiaries to carry out their responsibilities under the Exchange Act and on the ability of the Regulated Subsidiaries and the Corporation (i) to engage in conduct that fosters and does not interfere with the Regulated Subsidiaries’ and the Corporation’s ability to prevent fraudulent and manipulative acts and practices in the securities markets; (ii) to promote just and equitable principles of trade in the securities markets; (iii) to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; (iv) to remove impediments to and perfect the mechanisms of a free and open market in securities and a national securities market system; and (v) in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board or as an officer or employee of the Corporation, each such director, officer or employee shall (x) comply with the federal securities laws and the rules and regulations thereunder, (y) cooperate with the SEC and (z) cooperate with the Regulated Subsidiaries pursuant to and to the extent of their regulatory authority. Nothing in this Section 8 of Article VI shall create any duty owed by any director, officer or employee of the Corporation to any Person to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration to the foregoing matters. No employee, former employee, beneficiary, customer, creditor, community or regulatory authority or member thereof shall have any rights against any director, officer or employee of the Corporation or the Corporation under this Section 8 of Article VI.

ARTICLE VII

STATUTORY DISQUALIFICATION

No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) may be a director or officer of the Corporation.

ARTICLE VIII

STOCKHOLDER ACTION

Section 1. No Action by Written Consent. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

Section 2. Quorum. At each meeting of stockholders of the Corporation, except where otherwise required by law or this Certificate of Incorporation, the holders of a majority of the voting power of the outstanding shares of stock of the Corporation entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum (it being understood that any shares in excess of the Voting Limitation or the Recalculated Voting Limitation shall not be counted as present at the meeting and shall not be counted as outstanding shares of stock of the Corporation for purposes of determining whether there is a quorum, unless and only to the extent that the Voting Limitation or the Recalculated Voting Limitation, as applicable, shall have been duly waived pursuant to Section 1 or Section 2 of Article V). For purposes of the foregoing, where a separate vote by class or classes is required for any matter, the holders of a majority of the voting power of the outstanding shares of such class or classes entitled to vote, present in person or represented by proxy, shall constitute a quorum to take action with respect to that vote on that matter. In the absence of a quorum of the holders of any class of stock of the Corporation entitled to vote on a matter, the meeting of such class may be adjourned from time to time until a quorum of such class shall be so present or represented. Shares of its own capital stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity, provided, further, that any such shares of the Corporation’s own capital stock held by it in a fiduciary capacity shall be voted by the person presiding over any vote in the same proportions as the shares of capital stock held by the other stockholders are voted (including any abstentions from voting).

If this Certificate of Incorporation provides for more or less than one vote for any share of stock of the Corporation on any matter or to the extent a stockholder is prohibited pursuant to this Certificate of Incorporation from casting votes with respect to any shares of stock of the Corporation, every reference in the bylaws of the Corporation to a majority or other proportion of shares of stock of the Corporation shall refer to such majority or other proportion of the aggregate votes of such shares of stock, taking into account any greater or lesser number of votes as a result of the foregoing.

ARTICLE IX

DIRECTOR LIABILITY

A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director of the Corporation, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended.

No amendment, modification or repeal of this Article IX shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment, modification or repeal.

ARTICLE X

JURISDICTION

The Corporation, its directors and officers, and those of its employees whose principal place of business and residence is outside of the United States shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts and the SEC for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws and the rules and regulations thereunder, commenced or initiated by the SEC arising out of, or relating to, the activities of the Regulated Subsidiaries (and shall be deemed to agree that the Corporation may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding), and the Corporation and each such director, officer or employee, in the case of any such director, officer or employee by virtue of his acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the SEC, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency.

ARTICLE XI

CONFIDENTIAL INFORMATION

To the fullest extent permitted by applicable law, all confidential information pertaining to the self-regulatory function of New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., the Pacific Exchange, Inc. and PCX Equities, Inc. (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of any of the Regulated Subsidiaries that shall come into the possession of the Corporation shall: (x) not be made available to any Persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (y) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (z) not be used for any commercial purposes. Notwithstanding the foregoing sentence, nothing in this Certificate of Incorporation shall be interpreted so as to limit or impede the rights of the SEC or any of the Regulated Subsidiaries to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the SEC or the Regulated Subsidiaries. The Corporation’s books and records shall be subject at all times to inspection and copying by (a) the SEC and (b) by any Regulated Subsidiary; provided that, in the case of (b), such books and records are related to the operation or administration of such Regulated Subsidiary or any other Regulated Subsidiary over which such Regulated Subsidiary has regulatory authority or oversight. The Corporation’s books and records related to Regulated Subsidiaries shall be maintained within the United States.

For so long as the Corporation directly or indirectly controls any Regulated Subsidiary, the books, records, premises, officers, directors and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors and employees of such Regulated Subsidiaries for purposes of and subject to oversight pursuant to the Exchange Act.

ARTICLE XII

COMPLIANCE WITH SECURITIES LAWS; OTHER CONSIDERATIONS

Section 1. The Corporation shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and the Regulated Subsidiaries pursuant to and to the extent of their respective regulatory authority, and shall take reasonable steps necessary to cause its agents to cooperate, with the SEC and, where applicable, the Regulated Subsidiaries pursuant to their regulatory authority. No stockholder, employee, former employee, beneficiary, customer, creditor, community or regulatory authority or member thereof shall have any rights against the Corporation or any director, officer or employee of the Corporation under this Section 1 of Article XII.

Section 2. The Corporation shall take reasonable steps necessary to cause its officers, directors and employees, prior to accepting a position as an officer, director or employee, as applicable, of the Corporation to consent in writing to the applicability to them of Section 8 of Article VI, Article X, Article XI Section 3 of this Article XII of this Certificate of Incorporation, as applicable, with respect to their activities related to any Regulated Subsidiary.

Section 3. The Corporation, its directors, officers and employees shall give due regard to the preservation of the independence of the self-regulatory function of the Regulated Subsidiaries (to the extent of each Regulated Subsidiary’s self-regulatory function) and to obligations to investors and the general public and shall not take any actions that would interfere with the effectuation of any decisions by the board of directors or managers of the Regulated Subsidiaries relating to their regulatory functions (including disciplinary matters) or that would interfere with the ability of the Regulated Subsidiaries to carry out their respective responsibilities under the Exchange Act.

ARTICLE XIII

AMENDMENTS TO CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in any manner now or hereafter permitted by law, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding any other provision of this Certificate of Incorporation, (a) the affirmative vote of not less than eighty percent (80%) of the votes entitled to be cast by holders of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend in any respect or repeal Article V, Section 2, 6 or 8 of Article VI or Article VIII of this Certificate of Incorporation, (b) the affirmative vote of not less than eighty percent (80%) of the votes entitled to be cast by holders of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend in any respect or repeal Section 4 of Article IV or this Article XIII of this Certificate of Incorporation, and (c) for so long as this Corporation shall control, directly or indirectly, any of the Regulated

Subsidiaries, before any amendment or repeal of any provision of the Certificate of Incorporation of this Corporation shall be effective, such amendment or repeal shall be submitted to the boards of directors of the New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., the Pacific Exchange, Inc. and PCX Equities, Inc., and if any or all of such boards of directors shall determine that such amendment or repeal must be filed with or filed with and approved by the SEC under Section 19 of the Exchange Act and the rules promulgated thereunder before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with or filed with and approved by the SEC, as the case may be.

ARTICLE XIV

ENFORCEABILITY

If any provision of this Certificate of Incorporation is held to be illegal, invalid or unenforceable, (a) such provision shall be construed in such a manner to be legal, valid and enforceable to the maximum extent permitted under applicable law; (b) the legality, validity and enforceability of the remaining provisions of this Certificate of Incorporation shall not be affected or impaired thereby, and (c) the illegality, invalidity or unenforceability of a provision in a particular jurisdiction shall not invalidate or render illegal, invalid or unenforceable such provision in any other jurisdiction.

Annex H

FORM OF

AMENDED AND RESTATED

BYLAWS

OF

NYSE GROUP, INC.

Incorporated under the Laws of the State of Delaware

ARTICLE I

OFFICES AND RECORDS

Section 1.1. Registered Office. The registered office of NYSE Group, Inc. (the “Corporation”) in the State of Delaware shall be established and maintained at the office of National Registered Agents, Inc., 160 Greentree Drive, in the City of Dover, Suite 101, County of Kent, State of Delaware 19904, and the National Registered Agents, Inc. shall be the registered agent of the Corporation in charge thereof.

Section 1.2. Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, at such places as the Board of Directors may from time to time designate or as the business of the Corporation may from time to time require.

Section 1.3. Books and Records. The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

ARTICLE II

STOCKHOLDERS

Section 2.1. Annual Meetings. An annual meeting of stockholders for the election of directors, and for such other business as may be stated in the notice of the meeting, shall be held at such place, either within or without the State of Delaware, and at such time and date as the Board of Directors, by resolution, shall determine and as set forth in the notice of the meeting. At each annual meeting, the stockholders entitled to vote shall elect a Board of Directors and they may transact such other corporate business as shall be stated in the notice of the meeting.

Section 2.2. Special Meetings. Special meetings of stockholders may be called at any time by, and only by, (a) the Board of Directors acting pursuant to a resolution adopted by a majority of the directors, (b) the Chairman of the Board of Directors or (c) the Chief Executive Officer, in each case, to be held at such date, time and place either within or without the State of Delaware as may be stated in the notice of the meeting.

Section 2.3. Notice of Meetings. Written notice, stating the place, day and hour of the meeting and the general nature of the business to be considered, shall be given to each stockholder entitled to vote thereat, at his or her address as it appears on the records of the Corporation, not less than ten (10) days nor more than sixty (60) days before the date of the meeting, except as otherwise provided herein or required by the Delaware General Corporation Law (the “DGCL”). If mailed, such notice shall be deemed to have been given when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Any previously scheduled meeting of the stockholders may be postponed, canceled or adjourned by resolution of the Board of Directors at any time in advance of the date previously scheduled for such meeting.

Section 2.4. Quorum and Adjournment. Except as otherwise provided by law or by the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the holders of a majority of the votes entitled to be cast by the holders of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. The chairman of the meeting or the holders of a majority of the votes so represented may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place of adjourned meetings need be given except as required by law. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted that might have been transacted at the meeting as originally noticed, but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 2.5. Organization. Meetings of stockholders shall be presided over by such person or persons as the Board of Directors may have designated or, in the absence of such person, the Chairman of the Board of Directors, if any, or in the absence of a Chairman of the Board of Directors by the Chief Executive Officer, or in the absence of a Chief Executive Officer by an Executive Vice President, or in the absence of an Executive Vice President, by a chairman chosen at the meeting. A Corporate Secretary, or in the absence of a Corporate Secretary an Assistant Corporate Secretary, shall act as secretary of the meeting, but in the absence of a Corporate Secretary and any Assistant Corporate Secretary, the chairman of the meeting may appoint any person to act as secretary of the meeting.

The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to adjourn a meeting of stockholders without a vote of stockholders and to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting and are not inconsistent with any rules or regulations adopted by the Board of Directors pursuant to the provisions of the Certificate of Incorporation, including the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls for each item upon which a vote is to be taken.

Section 2.6. Inspectors of Elections; Opening and Closing the Polls. Prior to any meeting of stockholders, the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer or any other officer designated by the Board of Directors shall appoint one or more inspectors, who shall have the powers and duties set forth in Section 231 of the DGCL as currently in effect or as the same may hereafter be amended or replaced, which inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at such meeting and make a written report thereof and may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by law. The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

Section 2.7. Voting; Proxies. Unless otherwise provided in the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with a Corporate Secretary. Voting at meetings of stockholders need not be by written ballot unless so directed by the chairman of the meeting or the Board of Directors. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise required by law, the Certificate of Incorporation or these Bylaws, a majority of the votes cast for or against the matter at the meeting by stockholders entitled to vote on the subject matter shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority (or, in the case of an election of directors, a plurality) of the votes cast for or against the matter at the meeting by stockholders in that class or classes entitled to vote on the subject matter shall be the act of such class or classes, except as otherwise required by law, the Certificate of Incorporation or these Bylaws.

Section 2.8. Stockholders Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may, except as otherwise required by the DGCL, fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date: (1) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty nor less than ten days before the date of such meeting and (2) in the case of any other action, shall not be more than sixty days prior to such other action. If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held and (2) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 2.9. List of Stockholders Entitled to Vote. A complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, with the address of each, and the number of shares held by each, shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, at the principal place of business of the Corporation or at such other location as specified in the notice of the meeting. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is entitled to be present.

Section 2.10. Advance Notice of Stockholder Nominees for Director and Other Stockholder Proposals.

(A) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation’s notice of meeting, (b) by or at the direction of the Board of Directors or (c) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this Section, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Section, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14a-11 thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 70 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (a) by or at the direction of the Board of Directors or (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Bylaw, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw. In the event that the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by paragraph (A)(2) of this Bylaw shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder’s notice as described above.

(C) General.

(1) Only such persons who are nominated in accordance with the procedures set forth in this Bylaw shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Bylaw. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Bylaw and, if any proposed nomination or business is not in compliance with this Bylaw, to declare that such defective proposal or nomination shall not be presented for stockholder action and shall be disregarded.

(2) For purposes of this Bylaw, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock to elect directors under specified circumstances.

Section 2.11. No Stockholder Action by Written Consent. Subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

ARTICLE III

BOARD OF DIRECTORS

Section 3.1. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the exact number of directors shall initially be fourteen (14) and may thereafter be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors. In addition to the powers and authorities expressly conferred upon them by these Bylaws, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders. A director need not be a stockholder.

Section 3.2. Independence Requirements. The Chief Executive Officer of the Corporation shall be a member of the Board of Directors. All members of the Board of Directors, other than the Chief Executive Officer, shall satisfy the independence requirements for directors of the Corporation, as modified and amended by the Board of Directors from time to time.

Section 3.3. Election; Term of Office; Resignation. Each director shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any director may resign at any time upon written notice to the Board of Directors. Such resignation shall take effect at the time specified therein (and if no time be specified, at the time of its receipt by the Board of Directors) and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective.

Section 3.4. Vacancies. Any vacancy on the Board of Directors resulting from death, retirement, resignation, disqualification or removal from office or other cause, as well as any vacancy resulting from an increase in the number of directors which occurs between annual meetings of the stockholders at which directors are elected, shall be filled only by a majority vote of the remaining directors then in office, though less than a quorum, or by the sole remaining director (and not by stockholders, unless there shall be no remaining directors). The directors chosen to fill vacancies shall hold office for a term expiring at the end of the next annual meeting of stockholders, but shall continue to serve despite the expiration of the director’s term until his or her successor shall have been elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten or eliminate the term of any incumbent director. Whenever the holders of any class or classes of stock or series thereof are entitled by the Certificate of Incorporation to elect one or more directors, vacancies and newly created directorships of such class or classes or series may be filled by, and only by, a majority of the directors elected by such class or classes or series then in office, or by the sole remaining director so elected. If the office of any director becomes vacant and there are no remaining directors, the stockholders, by the affirmative vote of the holders of shares constituting a majority of the voting power of the Corporation, at a special meeting called for such purpose, may appoint any qualified person to fill such vacancy.

Section 3.5. Removal. Subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of the Corporation’s capital stock entitled to vote in an election of directors, voting together as a single class.

Section 3.6. Meetings. The newly elected directors may hold their first meeting for the purpose of organization and the transaction of business, if a quorum be present, immediately after the annual meeting of the stockholders; or the time and place of such meeting may be fixed by consent of all the Directors. Regular meetings of the Board of Directors may be held without notice at such places and times as shall be determined from time to time by resolution of the Board of Directors. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by a Chairman of the Board, the President, the Chief Executive Officer or a majority of the directors then in office, and shall be held at such place or places as may be determined by the Board of Directors, or as shall be stated in the call of the meeting.

Section 3.7. Notice. Notice of any special meeting of directors shall be given to each director at his business or residence in writing by hand delivery, first-class or overnight mail or courier service, telegram or facsimile transmission, email or other electronic transmission or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least four (4) days before such meeting. If by telegram, overnight mail or courier service, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company or the notice is delivered to the overnight mail or courier service company at least twenty-four (24) hours before such meeting. If by facsimile transmission, such notice shall be deemed adequately delivered when the notice is transmitted at least twelve (12) hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least twelve (12) hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 7.3 of these Bylaws.

Section 3.8. Participation in Meetings by Conference Telephone Permitted. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Bylaw shall constitute presence in person at such meeting.

Section 3.9. Quorum; Vote Required for Action. At each meeting of the Board of Directors, a whole number of directors equal to at least a majority of the total number of directors constituting the entire Board of Directors

(including any vacancies) shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless the Certificate of Incorporation or these Bylaws shall require a vote of a greater number. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum. In case at any meeting of the Board a quorum shall not be present, the members or a majority of the members of the Board present may adjourn the meeting from time to time until a quorum shall be present.

Section 3.10. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board of Directors, if any, or in the absence of a Chairman of the Board of Directors, by a chairman chosen at the meeting. A Corporate Secretary, or in the absence of a Corporate Secretary an Assistant Corporate Secretary, shall act as secretary of the meeting, but in the absence of a Corporate Secretary and any Assistant Corporate Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 3.11. Action by Directors Without a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, then in office consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee.

Section 3.12. Compensation of Directors. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the Corporation or any of its parents or subsdiaries in any other capacity and receiving compensation for such service.

ARTICLE IV

COMMITTEES

Section 4.1. Committees of the Board of Directors. The Board of Directors may from time to time designate one or more committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board of Directors and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member. The Board of Directors shall have power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee. Nothing herein shall be deemed to prevent the Board of Directors from appointing one or more committees consisting in whole or in part of persons who are not directors of the Corporation; provided, however, that no such committee shall have or may exercise any authority of the Board of Directors.

Section 4.2. Committee Procedures. Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. A majority of any committee may fix the time and place of its meetings, unless the Board of Directors shall otherwise provide. Adequate provision shall be made for notice of such meetings to be given to members of the committees.

Section 4.3. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business unless the committee shall consist of one (1) or two (2) members, in which event one (1) member shall constitute a quorum. The vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

ARTICLE V

OFFICERS; EMPLOYEES

Section 5.1. Officers; Election or Appointment. The Board of Directors shall take such action as may be necessary from time to time to ensure that the Corporation has such officers as are necessary, under Section 5.1 of these Bylaws and the DGCL as currently in effect or as the same may hereafter be amended, to enable it to sign stock certificates. In addition, the Board of Directors at any time and from time to time may elect (i) one or more Chairmen of the Board of Directors from among its members, (ii) one or more Chief Executive Officers, one or more Presidents and/or one or more Chief Financial Officers, (iii) one or more Executive Vice Presidents, one or more Corporate Secretaries and/or (iv) one or more other officers, in the case of each of (i), (ii), (iii) and (iv) if and to the extent the Board deems desirable. The Board of Directors may give any officer such further designations or alternate titles as it considers desirable. In addition, the Board of Directors at any time and from time to time may authorize any officer of the Corporation to appoint one or more officers of the kind described in clauses (iii) and (iv) above. Any number of offices may be held by the same person and directors may hold any office unless the Certificate of Incorporation or these Bylaws otherwise provide.

Section 5.2. Term of Office; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board of Directors electing or authorizing the appointment of any officer, each officer shall hold office until his or her successor is elected or appointed and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to such person or persons as the Board may designate. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any officer authorized by the Board to appoint a person to hold an office of the Corporation may also remove such person from such office with or without cause at any time, unless otherwise provided in the resolution of the Board providing such authorization. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board at any regular or special meeting or by an officer authorized by the Board to appoint a person to hold such office.

Section 5.3. Powers and Duties. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. The Board may require any officer, agent or employee to give security for the faithful performance of his or her duties.

ARTICLE VI

STOCK CERTIFICATES AND TRANSFERS

Section 6.1. Certificates; Uncertificated Shares. The shares of stock in the Corporation shall be represented by certificates; provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to any such shares represented by a certificate theretofore issued until such certificate is surrendered to the Corporation. If shares of stock in the Corporation are certificated, any signature on such certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. Certificates representing shares of stock of the Corporation may bear such legends regarding restrictions on transfer or other matters as any officer or officers of the Corporation may determine to be appropriate and lawful.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise required by law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series of stock and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated shares of any class or series of stock, the Corporation shall send to the registered owner thereof a written notice containing the information required by law to be set forth or stated on certificates representing shares of such class or series or a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series and the qualifications, limitations or restrictions of such preferences and/or rights.

Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 6.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors or any financial officer may in its or his discretion require.

Section 6.3. Transfer of Shares. The shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the Board of Directors may designate, by whom they shall be cancelled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

ARTICLE VII

MISCELLANEOUS

Section 7.1. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 7.2. Seal. The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.3. Waiver of Notice of Meetings of Stockholders, Directors and Committees. Whenever notice is required to be given by law or under any provision of the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

Section 7.4. Contracts. Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the President or any Vice President may execute bonds, contracts, deeds, leases and other instruments to be made or executed for or on behalf of the Corporation. Subject to any restrictions imposed by the Board of Directors or the Chairman of the Board, the President or any Vice President of the Corporation may delegate contractual powers to others under his jurisdiction, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 7.5. Proxies. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or any Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.

Section 7.6. Indemnification and Insurance. (A) Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer or employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, to the fullest extent permitted by law, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (C) of this Section 7.6, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of the Board, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers. For purposes of this Bylaw, the term “Corporation” shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger.

(B) To obtain indemnification under this Section 7.6, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this paragraph (B), a determination, if required by applicable law, with respect to the claimant’s entitlement thereto shall be made as follows: (1) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (2) if no request is made by the claimant for a determination by Independent Counsel, (i) by the Board of Directors by a majority of the Disinterested Directors (as hereinafter defined), even though less than a quorum, or (ii) by a committee of Disinterested Directors designated by majority vote of the Disinterested Directors, even if less than a quorum, or (iii) if there are no Disinterested Directors, or if a majority of the Disinterested Directors so directs, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant, or (iv) if a majority of the Disinterested Directors so directs, by the stockholders of the Corporation. In the event that the determination of entitlement to indemnification is to be made by Independent Counsel at the request of the claimant, the Independent Counsel shall be selected by the Board of Directors unless there shall have occurred within two years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a “Change of Control,” in which case the Independent Counsel shall be selected by the claimant unless the claimant shall request that such selection be made by the Board of Directors. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within 10 days after such determination.

(C) If a claim under paragraph (A) of this Section 7.6 is not paid in full by the Corporation within thirty (30) days after a written claim pursuant to paragraph (B) of this Section 7.6 has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standard of conduct that makes it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(D) If a determination shall have been made pursuant to paragraph (B) of this Section 7.6 that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to paragraph (C) of this Section 7.6.

(E) The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to paragraph (C) of this Section 7.6 that the procedures and presumptions of this Bylaw are not valid, binding and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of this Bylaw.

(F) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Bylaw shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise. No repeal or modification of this Bylaw shall in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

(G) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL. To the extent that the Corporation maintains any policy or policies providing such insurance, each such director or officer, and each such agent or employee to which rights to indemnification have been granted as provided in paragraph (H) of this Section 7.6, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such director, officer, employee or agent.

(H) The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the Corporation to the fullest extent of the provisions of this Section 7.6 with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

(I) If any provision or provisions of this Section 7.6 shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this Section 7.6 (including, without limitation, each portion of any paragraph of this Section 7.6 containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Section 7.6 (including, without limitation, each such portion of any paragraph of this Section 7.6 containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

(J) For purposes of this Section 7.6:

(1) “Disinterested Director” means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

(2) “Independent Counsel” means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant’s rights under this Section 7.6.

(3) “Change of Control” means the first to occur of:

(I) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (A) the then-outstanding shares of common stock of the Corporation (the “Outstanding Common Stock”) or (B) the combined voting power of the then-outstanding voting securities of the Corporation entitled to vote generally in the election of directors (the “Outstanding Voting Securities”); provided, however, that the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Corporation, (ii) any acquisition by the Corporation, or (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any affiliated corporation;

(II) Any transaction as a result of which the individuals who, prior to the commencement of the transaction or the efforts to consummate the same, constituted the Board of Directors (the “Incumbent Board”) cease in connection with the transaction to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director whose election, or nomination for election by the Corporation’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board of Directors;

(III) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Corporation or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Corporation, or the acquisition of assets or stock of another entity by the Corporation or any of its subsidiaries (each, a “Business Combination”), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Common Stock and the Outstanding Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the Corporation resulting from such Business Combination (including, without limitation, a corporation that, as a result of such transaction, owns the Corporation or all or substantially all of the Corporation’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Common Stock and the Outstanding Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Corporation or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 50% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the Board of Directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(IV) Approval by the stockholders of the Corporation of a complete liquidation or dissolution of the Corporation.

(K) Any notice, request or other communication required or permitted to be given to the Corporation under this Section 7.6 shall be in writing and either delivered in person or sent by telecopy, telex, telegram, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

Section 7.7. Form of Records. Unless otherwise required by applicable law, any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 7.8. Laws and Regulations; Close of Business. For purposes of these Bylaws, any reference to a statute, rule or regulation of any governmental body means such statute, rule or regulation (including any successor thereto) as the same currently exists or may be amended from time to time. Any reference in these Bylaws to the close of business on any day shall be deemed to mean 5:00 P.M. New York time on such day, whether or not such day is a business day.

Section 7.9. Amendment of Bylaws. (a) These Bylaws may be amended or repealed, and new Bylaws may be adopted at any time, by a majority of the Board of Directors. Stockholders of the Corporation may amend or repeal any Bylaw; provided that notice of the proposed change was given in the notice of the stockholders meeting at which such action is to be taken and, provided, further, that in addition to any vote of the holders of any class or series of stock of the Corporation required by law or the Certificate of Incorporation, the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of these Bylaws.

(b) Notwithstanding paragraph (a) of this Section 7.9, for so long as the Corporation shall control, directly or indirectly, any of New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., Archipelago Exchange, L.L.C., the Pacific Exchange, Inc. or PCX Equities, Inc., before any amendment or repeal of any provision of these Bylaws shall be effective, such amendment or repeal shall be submitted to the boards of directors of the New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., the Pacific Exchange, Inc. and PCX Equities, Inc., and if any or all of such boards of directors shall determine that such amendment or repeal must be filed with or filed with and approved by the Securities and Exchange Commission under Section 19 of the Exchange Act and the rules promulgated thereunder before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with or filed with and approved by the Securities and Exchange Commission, as the case may be.

Annex I

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

	:	Index No.
	:	601646/05 (Ramos, J.)
IN RE NEW YORK STOCK EXCHANGE/
ARCHIPELAGO MERGER LITIGATION	:	CONSOLIDATED
	:	AMENDED COMPLAINT
:

INTRODUCTION

1. Plaintiffs, on behalf of themselves and all others similarly situated (collectively “the Class”), bring this action to challenge a planned merger between the New York Stock Exchange, Inc. (“NYSE”) and Archipelago Holdings, L.L.C. (“Archipelago”), in a transaction that will convert the NYSE from a not-for-profit corporation into a for-profit company, and will eliminate the NYSE seats owned by Plaintiffs and the members of the Class, and convert such interests into stock of a newly created for-profit entity.

2. The proposed merger, as explained below, is the product of breaches of fiduciary duty by the members of the NYSE’s Board of Directors (the “Board”), aided and abetted by their advisor, The Goldman Sachs Group, Inc. and Goldman Sachs & Co., and their subsidiaries and affiliates (collectively “Goldman”). In particular, the terms of the proposed merger are unfair to Plaintiffs and the other NYSE seat holders and violate New York law. First, the proposed merger improperly undervalues NYSE and deprives the NYSE seat holders of the full value of their holdings. Second, the merger agreement includes a provision that permits the NYSE to distribute to certain NYSE employees up to $50 million worth of the seat holders’ interest in the new corporation. Third, NYSE seat holders will lose their ability to freely transfer their interests under a merger provision locking up their investments for up to three years, while many of Archipelago’s shareholders will not be restricted in selling their stock. Goldman, owner of 15.6% of Archipelago, advised both the NYSE and Archipelago in connection with the transaction, acted as a facilitator of the transaction, and ensured a structure that favors Archipelago shareholders, including itself, in the deal.

3. For these reasons, as set forth more fully below, the Court should enter an Order enjoining the Defendants from effecting the proposed merger with Archipelago under the presently contemplated terms.

THE MERGER AGREEMENT

4. On April 20, 2005, the New York Stock Exchange, Inc. (“NYSE”), a New York not-for-profit corporation located at 11 Wall Street, New York, New York, and Archipelago Holdings, Inc. (“Archipelago”), a Delaware for-profit corporation located at 100 Wacker Drive, Chicago, Illinois, announced that they had entered into a definitive merger agreement (the “Merger Agreement”). On July 21, 2005, the NYSE and Archipelago filed a draft Registration Statement/Proxy Statement on Form S-4 (the “S-4”) with the Securities and Exchange Commission (the “SEC”), which contained a Revised Merger Agreement (the “Revised Merger Agreement”). On September 14, 2005 the NYSE filed with the SEC Amendment No. I to the S-4 Registration Statement (the “Amended S-4”) which contained a draft proxy statement. If approved by the owners of NYSE, the holders of its 1,366 membership interests, referred to as “seats,” and by Archipelago stockholders, the operations of NYSE and Archipelago will be combined under the umbrella of a new for-profit New York limited liability corporation to be called NYSE Group, Inc. (“Holdco”).

5. The Merger Agreement provided that at the effective time of the proposed merger, all seats shall cease to exist, and that NYSE membership interests shall be converted into the right to receive $300,000 in cash and a number of shares of Holdco common stock, to be determined according to a formula spelled out in the Merger Agreement.

6. The Merger Agreement also provided that at the effective time of the proposed merger, the aggregate amount of Holdco common stock to be allocated to former NYSE seat holders will equal 70% of the entire issued and outstanding shares of Holdco common stock, and that the aggregate amount of Holdco common stock to be allocated to former Archipelago stockholders will equal 30% of such shares. The Merger Agreement does not provide for a “collar,” a necessary mechanism to protect the NYSE seat holders’ interests and readjust the 70/30 allocation ratio in the event the Archipelago stock price rises to an unanticipated level after the Merger announcement and prior to the closing.

7. The Merger Agreement also provided that each share of Holdco common stock to be issued to former NYSE seat holders will be subject to a three- to five- year lock-up period. No lock-up period is required for the shares of Holdco common stock to be issued to former Archipelago stockholders, except for those Archipelago stockholders who specifically agreed to such lock-ups in connection with the negotiation of the Merger Agreement.

8. The Merger Agreement also provided that, prior to the effective time of the proposed merger, the NYSE shall be entitled to set aside up to 5% of the shares of Holdco common stock to be allocated to former NYSE seat holders, and grant those shares to NYSE employees, so that the former seat holders would have owned as little as 66.5% of Holdco at the time of the merger.

9. The Merger Agreement also provided that at the effective time of the proposed merger, the NYSE must have not less than $350 million in cash and Archipelago must have not less than $150 million in cash.

10. The Merger Agreement failed to provide for NYSE seat holders to receive all monies which may be recovered by New York Attorney General Eliot Spitzer (“Spitzer”) in a lawsuit brought on behalf of the NYSE (the “Spitzer Action”) against its former chairman Richard A. Grasso (“Grasso”).

11. Under the Merger Agreement, valuable trading and leasing rights appurtenant to NYSE membership interests and belonging to NYSE seat holders will be extinguished.

THE REVISED MERGER AGREEMENT

12. The Revised Merger Agreement provides that at the effective time of the proposed merger, all seats shall cease to exist, and that NYSE membership interests shall be converted into the right to receive $300,000 in cash and a number of shares of Holdco common stock, to be determined according to a formula spelled out in the Revised Merger Agreement. Seat holders have an option with respect to the allocation of cash and shares.

13. The Revised Merger Agreement also provides that at the effective time of the proposed merger, the aggregate amount of Holdco common stock to be allocated to former NYSE seat holders will equal 70% of the entire issued and outstanding shares of Holdco common stock, and that the aggregate amount of Holdco common stock to be allocated to former Archipelago stockholders will equal 30% of such shares. The Revised Merger Agreement does not provide for a collar.

14. The Revised Merger Agreement also provides that each share of Holdco common stock to be issued to former NYSE seat holders will be subject to a one- to three- year lock-up period. No lock-up period is required for the shares of Holdco common stock to be issued to former Archipelago stockholders, except for those Archipelago stockholders who specifically agreed to such lock-ups in connection with the negotiation of the Merger Agreement. The lock ups were reduced as a result of this litigation.

15. The Revised Merger Agreement also provides that, prior to the effective time of the proposed merger, NYSE shall be entitled to set aside up to $50 million worth of the shares of Holdco common stock to be allocated to former NYSE seat holders, and grant those shares to NYSE employees. The amount of shares to be held back was reduced as a result of this litigation.

16. The Revised Merger Agreement also provides that at the effective time of the proposed merger, NYSE must have not less than $350 million in cash and Archipelago must have not less than $150 million in cash.

17. The Revised Merger Agreement fails to provide for NYSE seat holders to receive all monies which may be recovered in the Spitzer Action.

18. Under the Revised Merger Agreement, valuable trading and leasing rights appurtenant to NYSE membership interests and belonging to NYSE seat holders will be extinguished.

THE UNFAIRNESS OF THE MERGER TERMS

19. In negotiations with Archipelago CEO Gerald Putnam (“Putnam”), NYSE CEO John Thain (“Thain”) agreed to a 70/30 allocation of Holdco stock in partial reliance upon unrealistic and unverified financial projections of Archipelago, prepared by Archipelago management, whose accuracy and reasonableness Thain did not question. The NYSE had not retained any outside investment banking advisor when Thain agreed to the 70/30 split. The 30% allocation to Archipelago stockholders represents a substantial implied premium over the market price of Archipelago stock prior to the announcement of the Merger Agreement (which at the time was at least 34% and which is currently almost 150%), and constitutes a massive windfall to Archipelago shareholders at the expense of NYSE seat holders because no cap was put on the premium to be paid for Archipelago by NYSE seat holders. The 70% allocation to NYSE seat holders grossly undervalues the NYSE as a for-profit corporation, and constitutes a giveaway of NYSE seat holders’ potential equity interests to Archipelago shareholders.

20. The lock-up provision materially reduces the value of the Holdco stock allocated to NYSE seat holders, compared to the value of the Holdco stock allocated to Archipelago stockholders. As a result of this litigation, the lock-up provision was reduced to one to three years by the NYSE Board of Directors (the “Board”) on July 21, 2005. Even as reduced, the lockup provision materially reduces the value of the merger to NYSE seat holders.

21. As a result of this litigation, the planned set-aside of 5% of the Holdco shares allocated to NYSE seat holders and the diversion of those shares to NYSE employees was reduced to $50 million worth of shares by the NYSE Board on July 21, 2005. Even as reduced, the set-aside constitutes an unlawful conversion of those shares.

22. In the event that Spitzer should recover on behalf of the NYSE all or part of the $187 million in allegedly unreasonable compensation paid or to be paid by the NYSE to Grasso, no part of any such recovery should benefit Archipelago shareholders. If, as, and when such monies are recovered, they all should be paid to NYSE seat holders by way of a supplemental distribution.

23. The NYSE will have approximately $300 million in “Excess NYSE Cash” as that term is defined on p. A-49 of the Amended S-4 at the effective time of the proposed merger. That cash rightfully belongs to NYSE seat holders. That cash should be added to the $300,000 per seat to be distributed to the members of the Class, as hereinafter defined, in addition to the Holdco shares, in consideration for the elimination of their seats. As a result of the litigation, Thain recently announced that the Excess NYSE Cash would be distributed to seat holders.

24. NYSE seat holders who lease the trading rights appurtenant to their seats derive approximately $60,000 per year of income from those leases. The proposed merger fails to compensate NYSE seat holders for the loss of that income resulting from the extinguishment of those trading and leasing rights.

THE PARTIES TO THIS ACTION

The Plaintiffs:

25. Plaintiffs bring this action on behalf of themselves and all other NYSE seat holders other than Goldman and Lazard, and their affiliates (the “Class”).

26. WILLIAM J. HIGGINS is an owner of one seat on the New York Stock Exchange and is a member of the New York Stock Exchange. He has owned his seat continuously since 1974.

27. WILLIAM TIPTON CALDWELL, Jr., is an owner of one seat on the New York Stock Exchange and is a member of the New York Stock Exchange. He has owned his seat continuously since 1971.

28. MORTON B. JOSELSON is an owner of one seat on the New York Stock Exchange and is a member of the New York Stock Exchange. He has owned his seat continuously since 1969.

29. JOHN F. HORN is an owner of one seat on the New York Stock Exchange and is a member of the New York Stock Exchange. He has owned his seat continuously since 1958.

30. ROBERT DILL is an owner of one seat on the New York Stock Exchange and is a member of the New York Stock Exchange.

31. PAUL J. MULCAHY is an owner of one seat on the New York Stock Exchange and is a member of the New York Stock Exchange.

32. BARBARA LYNN DECICCO is an owner of one seat on the New York Stock Exchange and is a member of the New York Stock Exchange.

33. MICHAEL J. QUINN, JR., as Executor of the Estate of Michael J. Quinn, Sr., is an owner of one seat on the New York Stock Exchange and is a member of the New York Stock Exchange.

34. MARK B. GRUMET, as Executor of the Estate of Leonard Grumet, is an owner of one seat on the New York Stock Exchange and is a member of the New York Stock Exchange.

35. ANTHONY A. SARIDAKIS, as Executor of the Estate of Vincent P. Mazzola, is an owner of one seat on the New York Stock Exchange and is a member of the New York Stock Exchange.

36. LOUIS E. EHRHARD is an owner of one seat on the New York Stock Exchange and is a member of the New York Stock Exchange.

The Defendants:

37. Defendant NYSE is a not-for-profit corporation organized and existing under the laws of the State of New York, with a principal place of business at 11 Wall Street, New York, New York.

38. JOHN A. THAIN has been the Chief Executive Officer of the NYSE and a member of the Board since January 15, 2004. Between July 2003 and January 15, 2004, Thain was the President and Chief Operating Officer of Goldman. From May 1999 through June 2003, Thain was Goldman’s President and Co-Chief Operating Officer. A director of Goldman since 1998, Thain was Goldman’s Chief Financial Officer and head of operations, technology and finance from 1994 to 1999. From 1995 to 1997, Thain was also Goldman’s Co-Chief Executive Officer for European operations. Thain owns more than 2.2 million shares of Goldman stock, with a current value in excess of $250 million.

39. MARSHALL N. CARTER (“Carter”) has been a member of the Board since December 2003 and was elected Chairman of the Board on April 7, 2005, after John S. Reed (“Reed”) resigned. During Carter’s previous tenure as Chairman and Chief Executive Officer of State Street Bank & Trust Company, Goldman served as financial consultant to State Street, advising State Street, inter alia, in connection with its sale of its commercial and consumer banking operations to Citizens Financial Group in 1999.

40. HERBERT M. ALLISON, JR. (“Allison”) has been a member of the Board since December 2003. Prior to joining the NYSE Board, Allison worked at Merrill Lynch & Co. (“Merrill Lynch”) for 28 years, serving, inter alia, as Merrill Lynch’s President and Chief Operating Officer. Allison retains a significant equity interest in Merrill Lynch. Merrill Lynch was an underwriter of Archipelago’s initial public offering in 2004. Prior to that offering, Merrill Lynch owned, directly or indirectly, a 5% interest in Archipelago and had the right to appoint a representative to Archipelago’s board of managers. Allison is currently Chairman, President and Chief Executive Officer of Teachers Insurance and Annuity Association-College Retirement Equities Fund.

41. DENNIS WEATHERSTONE (“Weatherstone”) has been a member of the Board since December 2003. Prior to joining the NYSE Board, Weatherstone worked at J.P. Morgan & Co. (“J.P. Morgan”), serving, inter alia, as Chairman and Chief Executive Officer of J.P. Morgan from 1990-94. J.P. Morgan was a lead underwriter of Archipelago’s initial public offering in 2004. Prior to that offering, J.P. Morgan owned, directly or indirectly, a 3.7% interest in Archipelago and had the right to appoint a representative to Archipelago’s board of managers.

42. ROBERT B. SHAPIRO (“Shapiro”) has been a member of the Board since December 2003. Shapiro has a long history of relationships with Goldman. For example, when Shapiro was Chairman of Monsanto Company, Monsanto retained Goldman to handle the sale of its NutraSweet product line. After Monsanto merged with Pharmacia and Shapiro became Chairman of the merged company, Goldman was retained to handle the spinoff of certain Monsanto assets.

43. JAMES S. McDONALD (“McDonald”) has been a member of the Board of Directors since December 2003. Among other things, McDonald was formerly a senior officer and director of the Pell, Rudman organization. When Pell, Rudman was negotiating to be acquired by Amvescap plc, Pell, Rudman hired Goldman as its advisor.

44. SHIRLEY ANN JACKSON (“Jackson”) has been a member of the Board of Directors since December 2003. Jackson serves on the board of Medtronic, whose former Chief Executive Officer, William George, is a director of Goldman.

45. EDGAR S. WOOLARD, JR. (“Woolard”) has been a member of the Board of Directors since April 2004. Woolard was formerly a director and Chairman of DuPont. One of his co-directors on the DuPont Board was John L. Weinberg, former Senior Chairman of Goldman.

46. ELLYN L. BROWN (“Brown”) was elected to the Board on April 7, 2005. She was the founder of Brown & Associates, a law firm, and was formerly the Securities Commissioner for the State of Maryland.

47. KARL M. von der HEYDEN (“von der Heyden”) was elected to the Board on April 7, 2005. Von der Heyden was formerly the Chief Financial Officer of RJR Nabisco. During his tenure, Goldman served as RJR’s investment bankers, handling, inter alia, an exchange offer for RJR preferred stock.

48. ALICE M. RIVLIN (“Rivlin”) was elected to the Board on April 7, 2005. Rivlin was formerly the White House Budget Director at a time when Robert Rubin, the former Chairman of Goldman, was Treasury Secretary.

49. Defendants Thain, Carter, Allison, Weatherstone, Shapiro, McDonald, Jackson, Woolard, Brown, von der Heyden and Rivlin are collectively referred to as the “Director Defendants.”

50. Defendant Goldman Sachs Group, Inc. is a corporation organized under the laws of the State of Delaware with its principal place of business at 85 Broad Street, New York, New York.

51. Defendant Goldman Sachs & Co. is a corporation organized under the laws of the State of New York with its principal place of business at 85 Broad Street, New York, New York.

Third Party:

52. Archipelago is a limited liability corporation organized under the laws of the State of Delaware with its principal place of business at 100 South Wacker Drive, Suite 1800, Chicago, IL 60606.

FACTUAL BACKGROUND

The NYSE:

53. The NYSE was incorporated as a New York not-for-profit corporation on February 18, 1971. As a not-for-profit entity, the owners of the NYSE are not stockholders, but own seats on the NYSE. A “member” of the NYSE is a person or entity who or which has trading privileges on the NYSE by virtue of ownership or lease of a seat, or by the purchase of physical or electronic access to the Exchange. Only member firms are permitted to buy and sell securities on the NYSE’s trading floor. The NYSE has kept the number of seats constant, at 1,366, since 1953.

54. Some NYSE members use their seats as access to trading on the NYSE. Other members lease their seats out to those who wish to gain that access to the trading on the NYSE. Accordingly, for such seat-leasing members, the value of a seat is directly related to the lease income produced by renting the seat to another. As of April 15, 2005, 950 NYSE seat holders lease their seats to others, receiving an average rent of approximately $60,000 per year.

55. Approximately 400 of the largest securities firms in America are members of the NYSE. These firms service 92 million customer accounts, or 90% of the total public customer accounts handled by broker-dealers, with total assets of $3.28 trillion. These member firms operate from 19,000 branch offices around the world, employing approximately 146,000 registered personnel. For example, Goldman is an NYSE member, as are Morgan Stanley & Co., Inc. (“Morgan”) and Merrill, Lynch, Pierce, Fenner & Smith, Inc. (“Merrill”).

56. The NYSE is the world’s largest equities market, nearly four times larger than any other. As of December 31, 2004, 2,768 companies aggregating $20 trillion in total global market capitalization listed their shares on the NYSE. The NYSE serves a wide spectrum of market participants, including individual and institutional investors, members, member firms and listed companies. On an average day, 1.63 billion shares, valued at $56 billion, are traded on the NYSE. NYSE owns two-thirds of the Securities Industry Automation Corporation (SIAC), which provides critical automation and communications services to the NYSE. In 2004, the NYSE began to develop and implement the NYSE Hybrid Markets in order to combine electronic trading with the NYSE’s floor-based agency auction system for trades in equities. Average daily volume executed through NYSE’s electronic trading platform grew to more than 127.6 million shares by December 31, 2004.

57. In 2004, NYSE net revenues were $1.076 billion, expenses were $1.039 billion, and net income totaled $24.6 million. As of December 31, 2004, cash and current assets readily convertible into cash totaled $1.228 billion. As of March 31, 2005, the NYSE had total assets of $1.743 billion, including property and equipment carried at cost, less accumulated depreciation, and not including the market value of the NYSE’s historic real estate at the corner of Wall and Broad Streets, New York City, which is owned outright. Net income for the first quarter ended March 31, 2005 was $24.9 million, an increase of 115.9% over the first quarter one year ago. As of March 31, 2005, total members’ equity was $1.005 billion and equity per seat having distribution rights equaled $736,000.

58. The Merger Agreement gives an implied value to the NYSE of approximately $3 billion. This implied value of the “Big Board,” which has perhaps one of the most recognized and valuable brand names in the world, is vastly understated when compared to the value of other exchanges that are a mere fraction of the size of the NYSE. For example, the publicly traded Toronto Stock Exchange, which handles trading about one-tenth the size of trading handled by the NYSE, has a market capitalization of $2.7 billion. The Chicago Mercantile Exchange, another publicly traded exchange, has a market capitalization in excess of $11.4 billion. The NYSE simply dwarfs these exchanges. The NYSE is the largest equities marketplace in the world, and it handles trading of securities of companies with a global market value of approximately $20 trillion. Comparing the NYSE to publicly traded exchanges that are a mere fraction of the NYSE’s size leads to the unavoidable conclusion that the $3 billion implied value assigned to the NYSE in the merger is vastly understated. Indeed, in 2000 Goldman paid approximately $6.5 billion for only one NYSE specialist firm, Spear Leeds & Kellogg Specialists LLC (“Spear Leeds”).

The NYSE Board of Directors:

59. The NYSE is governed by a Board of Directors, which owes full fiduciary responsibilities to NYSE seat holders. In November, 2003, under John Reed’s leadership, the NYSE instituted a series of reforms to improve corporate governance including, inter alia, separating the roles of the chairman and the CEO.

60. In accordance with the NYSE’s amended Constitution, approved by the SEC in December 2003, the Board now consists of eleven members. The NYSE’s governance structure also includes a Board of Executives consisting of 20 to 25 individuals, including Henry Paulson (“Paulson”), representing the NYSE’s constituents.

61. The NYSE’s Constitution provides in Art. IV, Sec. 15: “No director shall participate in the deliberation or adjudication of any matter in which he or she is personally interested.” Notwithstanding this prohibition and his ownership of 2.2 million shares of Goldman stock, currently worth more than $250 Million, Thain has been the principal advocate for the NYSE’s participation in the Merger. Thain personally negotiated the Merger’s terms, having numerous discussions with and working closely with Goldman, and participating in the negotiation of the Merger Agreement and of the Merger’s principal financial terms.

Goldman:

62. Goldman represented both the NYSE and Archipelago in connection with the Merger Agreement, including facilitating discussions between the parties and providing valuation analyses. At the time of the merger negotiations, Goldman was the largest single shareholder of Archipelago. Goldman owned 24.7% of Archipelago’s outstanding stock prior to Archipelago’s August 2004 initial public offering and 15.6% after that offering, still leaving Goldman as Archipelago’s single largest shareholder. Goldman was a lead underwriter of Archipelago’s initial public offering. Goldman entered into a support and lock-up agreement with the NYSE pursuant to which Goldman agreed (1) to vote its shares of Archipelago in favor of the merger; (2) to vote its shares of Archipelago against alternative proposals for up to 15 months if the merger agreement is terminated; (3) not to transfer its shares of Archipelago stock until the completion or termination of the merger; and (4) if the merger is completed, not to transfer its shares in Holdco for a fixed period of time.

63. At the time of the merger negotiations, Goldman also owned 21 seats on the NYSE. Goldman’s Chairman and Chief Executive Officer, Paulson, had been a member of the NYSE Board of Directors until December 2003, when the Board was reconstituted and Paulson became a member of the newly-constituted NYSE Board of Executives.

64. As a result of negative publicity arising from a dispute over the extraordinary compensation package paid to Grasso, NYSE’s former Chairman and CEO, the NYSE Board of Directors dismissed Grasso in November 2003 and asked Reed, retired cochairman of Citigroup, Inc. to serve as temporary Chairman of the Board.

65. Paulson was instrumental in persuading the NYSE Board of Directors to dismiss Grasso and to choose Goldman’s then Chief Operating Officer, Defendant John Thain, to become Grasso’s successor as NYSE’s Chief Executive Officer. Prior to becoming CEO of the NYSE, Thain served as COO and President of Goldman. Thain currently owns more than 2.2 million shares of Goldman stock, with a market value in excess of $250 million.

The Formation Of Archipelago:

66. Archipelago was founded in December 1996. Archipelago operates the Archipelago Exchange or ArcaEx, the first open all-electronic stock market in the United States for trading equity securities listed on the New York Stock Exchange and other exchanges. During 2004, Archipelago customers executed 416.6 million transactions in United States equity securities through ArcaEx. On August 19, 2004, Archipelago completed its initial public offering, selling 6.325 million shares of its common stock at $11.50 per share and receiving net proceeds of $67.6 million. On January 3, 2005, Archipelago entered into an acquisition agreement to acquire the PCX Holdings, Inc., the parent company of the Pacific Exchange, for $50.7 million. Archipelago does not own any real property.

67. Archipelago, through ArcaEx, has described itself as, and in fact was and is, a direct competitor of the NYSE. Archipelago has stated that its “electronic trading model has significant advantages over the NYSE’s current floor-based model.” Archipelago has sought “to increase our market share in NYSE-listed securities trading,” and to diversity its business “by more aggressively competing with the NYSE … for listing fees from new market entrants.”

68. In 2004, total revenues of Archipelago were $541.25 million. Net income attributable to common stockholders was $59.3 million, and earnings per share were $1.38. As of March 31, 2005, the closing price per share of Archipelago’s common stock, traded on the Pacific Exchange, was $17.70.

Goldman’s Relationship with Archipelago:

69. Henry Paulson, Goldman’s Chairman and CEO, was a member of the NYSE Board of Directors in 1999, when Goldman began investing in Archipelago, providing Archipelago with substantial investment capital, and the backing of Goldman’s prestige and investment-attracting name, providing the means for Archipelago to compete seriously for business with the NYSE despite Paulson’s conflicting fiduciary duties of loyalty, due care and good faith to the NYSE and all of its members. Furthermore Goldman had the right to appoint a member to Archipelago’s board of managers, which Goldman exercised.

70. Ever since 1999, Goldman has substantially aided Archipelago, to the mutual substantial commercial and financial advantage of Goldman and Archipelago and the resulting substantial commercial disadvantage of the NYSE. Among other advantages and services Goldman provided to Archipelago were:

•	the provision of clearing and settlement services to three of Archipelago’s wholly-owned subsidiaries, for which Archipelago paid Goldman or its subsidiaries aggregate amounts of $44.5 million in 2002, $31.7 million in 2003, and $7.2 million in the first six months of 2004;

•	the provision of certain services under a service bureau agreement for which Archipelago paid Goldman or its subsidiary aggregate amounts of $11.5 million in 2002 and $4.5 million in 2003;

•	the provision of financial advisory services, for which Archipelago paid Goldman approximately $1.25 million in 2004; and the provision of certain services under an order routing agreement, for which Archipelago paid Goldman or its subsidiary fees in the aggregate amount of $0.7 million in 2003, $1.5 million in 2002 and $0.6 million for the first six months of 2004; and

•	order re-routing away from the NYSE to ArcaEx, resulting in transaction fees to ArcaEx comprising 9%, 27.7% and 13.9% of Archipelago’s total revenues for 2001, 2002 and 2003, respectively.

71. In 2002, Archipelago received another Goldman-related investment, this time from Spear Leeds, a subsidiary of Goldman, the owner of multiple seats on the NYSE and one of the seven NYSE specialist firms. At the same time Goldman, through Spear Leeds, made its 2002 investment in Archipelago, Goldman’s Chairman and Chief Executive Officer, Paulson, was a member of the NYSE’s Board of Directors.

72. Merrill also directly promoted Archipelago’s business and success. Among other things, Merrill invested in Archipelago in September 1999, acquiring a 14.9% equity interest. Merrill underwrote Archipelago’s public offering. Merrill’s subsidiary Broadcort Capital Corp. (“Broadcort”) provides clearing services for Archipelago, for which Archipelago paid Merrill or Broadcort approximately $20.3 million, $7.0 million, and $3.1 million in 2001, 2002 and 2003, respectively, and $2.1 million in the first six months of 2004. Merrill acted as Archipelago’s exclusive financial advisor in connection with the REDIBook merger, for which services Archipelago paid Merrill $3.9 million.

73. Like Goldman and Merrill, J.P. Morgan Chase & Co. (“Morgan”) also actively promoted Archipelago’s success. J.P. Morgan Securities, Inc. was a lead underwriter, with Goldman, of Archipelago’s public offering. In June 1999, Morgan and/or its subsidiary acquired a 20% equity interest in Archipelago. In October 2003 J.P. Morgan Chase Bank provided a $20.0 million credit facility to Archipelago Exchange, L.L.C. Morgan’s broker-dealer affiliate, J.P. Morgan Securities, provided direct order routing services to the NYSE’s Designated Order Turnaround for Archipelago customers’ orders, for which services Archipelago paid J.P. Morgan Securities an aggregate amount of $936,709 in 2001, $514,767 in 2002, $934,306 in 2003, and $154,175 in the first six months of 2004.

74. Goldman and its subsidiaries paid transaction fees to ArcaEx comprising 9%, 27.7% and 13.9% of Archipelago’s total revenues for 2001, 2002 and 2003, respectively.

75. Further demonstrating Goldman’s influence with Archipelago, Goldman was a lead underwriter for Archipelago’s August 2004 initial public offering, earning Goldman $1.7 million in investment banking fees relating to the transaction, in addition to realizing millions of dollars in profits on its investment in Archipelago. An internal Goldman document, used as an exhibit in Paulson’s deposition in the Spitzer Action, revealed that Goldman anticipated making a profit exceeding $200 million from the merger. Paulson sought to downplay this $200 million profit, brushing it off in his testimony as merely “a pimple on Goldman Sachs.” As for protecting the NYSE and its seat holders from the Grasso compensation scandal, Paulson admitted in his deposition that he did not attend Board meetings at which Grasso’s compensation was discussed, and took no actions responding to memos from NYSE’s compensation committee.

76. Paulson stayed on the NYSE Board as a director until December 2003. Paulson’s role in overseeing Goldman’s substantial investments in Archipelago and its active support for and participation in the development and growth of Archipelago’s business, in direct competition with NYSE, put Paulson in a direct conflict of interest with the fiduciary duties he owed as a director to the NYSE and its members.

The Pressure By Goldman And Others To Move The NYSE Toward An Automated Trading System:

77. Some NYSE members and customers, aware of growing competition from electronic trading exchanges such as ArcaEx, have long urged the NYSE to increase its electronically automated trading and other technological capacities, to keep pace with competitor electronic exchange networks and to preserve the NYSE’s dominance among securities exchanges. Certain buy-side institutional investors, in particular, have been urging the NYSE to provide the capability to trade electronically — instantaneously and anonymously.

78. While some movement in this direction occurred under the leadership of Chairman Grasso, this was not enough to satisfy some seat holders, principally Goldman. Thus, Paulson testified at a deposition in the Spitzer Action that Goldman had wanted for years to implement more computerized trading, and that he and Grasso often were at odds over the issue of computerized trading versus the use of specialists on the floor of the NYSE.

79. As soon as Thain, Paulson’s former No. 2 at Goldman, replaced Grasso, Thain publicly committed himself to transforming the NYSE into an exchange providing both electronic trading as well as traditional floor-trading capabilities. Upon assuming his duties, Thain installed a new management team, changed many of the NYSE’s operations, and developed a plan for increasing automated trading at the NYSE.

80. In 2004, NYSE developed and began to implement a plan to integrate electronic trading with the NYSE’s floor-based agency auction system. The NYSE made a series of filings with the SEC to create the NYSE Hybrid Markets in order to offer both the advantages of the agency-auction market and the speed and efficiency of electronic trading. The NYSE Hybrid Markets proposal is currently under review by the SEC.

81. The NYSE Hybrid Markets would compete with Archipelago and other electronic exchanges. It would enhance the NYSE’s ability to meet the diverse and changing needs of customers by providing them with greater choice. It would offer the speed, certainty and anonymity of electronic trading as well as the opportunity for negotiation and price improvement provided by the auction process. All customers, regardless of size, would have ready access to multiple choices to route their orders to the NYSE’s central point of sale.

82. The NYSE’s existing electronic trading platform, NYSE Direct+, provides order execution at sub-second speed. Average daily volume executed through NYSE Direct+ has grown from 16.1 million shares in 2001, when it was introduced, to more than 127.6 million shares, or almost 10% of total NYSE volume, today.

Members Urge That The NYSE Become A For-Profit Corporation:

83. Since January 2004, some NYSE members have been advocating that the NYSE become a public for-profit corporation, thus motivating NYSE management to increase revenues, decrease costs, maximize net earnings, and create a liquid public market for NYSE shares, and creating its own currency for acquisitions or growth and enabling NYSE seat holders to realize far greater value for their seats than they could under existing circumstances.

84. In June 2004, a large group of NYSE members met with Thain at the University Club and urged him promptly to convert the NYSE into a for-profit corporation and to make an initial public offering of NYSE shares. Thain said that he was talking to McKinsey & Company, a management consulting firm, about a business plan for the NYSE.

85. In August 2004, a representative of this group of NYSE members again met with Thain to discuss promptly converting the NYSE into a for-profit corporation. At that meeting, and, again, at another meeting on December 15, 2004, Thain repeated that such a plan was under consideration.

86. On February 15, 2005, the NYSE formed a committee to explore the possibility of converting the NYSE from a not-for-profit into a for-profit business.

87. Unbeknownst to the NYSE members, Thain and Goldman had a different plan in mind in 2004 — a merger between NYSE and Archipelago.

The Merger Negotiations:

88. Goldman and Thain played critical roles in the merger negotiations. In late 2004, Archipelago asked Goldman to contact the NYSE regarding a possible transaction between the two companies.

89. On January 5, 2005, a Goldman managing director, David Schwimmer, contacted Thain to inquire whether the NYSE would be willing to meet with Archipelago representatives to consider a possible transaction. The NYSE Board met on January 6, 2005. Chairman Reed presided in person, and Directors Carter, McDonald and Thain attended in person. Then Directors Albright, Allison, Jackson, Shapiro, Weatherstone and Woolard simply phoned in. According to the meeting minutes, Thain only discussed with the Board the need for strategic initiatives such as new business strategies, expanding the Exchange’s product array, and exploring enhancements to the NYSE business model.

90. On January 10, 2005, Nelson Chai, Archipelago’s Chief Financial Officer, met with Amy S. Butte, the NYSE’s Chief Financial Officer, to discuss the possibility of a business combination between the two companies.

91. On January 20, 2005, Thain met with Putnam at Goldman’s New York offices to discuss a possible merger. At the meeting, Thain and Putnam agreed to authorize Chai and Butte to undertake a preliminary analysis of the pro forma financial profile of an entity that would result from the potential combination of the NYSE and Archipelago. Thain authorized this work to go forward without the benefit of an independent investment bank’s advice or assistance to the NYSE.

92. On February 10, 2005, despite Goldman’s admitted conflicts and, as far as the NYSE’s minutes reveal, without any disclosure to or authorization from the NYSE’s Board, Thain retained Goldman to “facilitate” a merger between the NYSE and Archipelago. Indeed, the Board never approved the NYSE’s retention of Goldman until April 18, 2005. Thain, although he owned some $250 Million worth of Goldman stock, was involved in this decision to hire Goldman, violating the NYSE’s constitutional prohibition on self-interested transactions. As part of Goldman’s services it undertook to perform certain valuation analyses, including with regard to a new pro forma combined company resulting from a transaction.

93. The February 10 engagement letter between Goldman and the NYSE provided that:

The Company [NYSE] understands and acknowledges that we [Goldman] are rendering services simultaneously to the Company and to Archipelago in connection with a Transaction. The Company understands and acknowledges that potential conflicts of interest, or a perception thereof may arise as a result of our rendering services to both the Company and Archipelago.

94. The February 10 engagement letter further provided that

…Goldman Sachs and certain of its affiliates are members of the Company and own, in the aggregate, approximately 21 seats and lease approximately an additional 92 seats on the NYSE and Goldman Sachs has a representative on the Board of Executives of the Company. You acknowledge that Goldman Sachs Execution and Clearing, LP (“SLK”), an affiliate of Goldman Sachs, provides clearing and technical services to Archipelago. In addition, you acknowledge that Goldman Sachs or its affiliates hold an interest of approximately 15.6% of the common stock of Archipelago …

95. Goldman also entered into a separate engagement letter with Archipelago summarizing the services Goldman agreed to perform and the compensation to be paid to Goldman with respect to a transaction with the NYSE, and acknowledging and waiving Goldman’s conflict of interest in performing such services on behalf of both sides of a potential transaction.

96. In return for Goldman’s services, both sides later agreed to pay Goldman a total of $7 million — $3.5 million by the NYSE and $3.5 million by Archipelago.

97. In early February, 2005, Thain and Putnam discussed a potential transaction in which both NYSE members and Archipelago shareholders would receive consideration comprised of equity in the entity that would result from the combination of the two companies. Thain and Putnam agreed to proceed to exchange information and conduct mutual due diligence.

98. From mid-February 2005 through mid-April 2005, Chai and Butte, with the assistance of Goldman, prepared an analysis of the pro forma financial impact of a potential combination between the NYSE and Archipelago. Thain and Putnam reviewed and discussed this analysis.

99. In March 2005, Thain and Putnam negotiated and agreed to a potential combination between the NYSE and Archipelago in which current members of the NYSE would receive 70% of the equity in the entity that would result from a combination of the two companies, and Archipelago shareholders would receive the remaining 30%.

100. As of the time this agreement was reached, the NYSE had neither sought nor received advice or assistance from any investment banking firm other than Goldman, nor had Thain informed, or received the approval of, the NYSE’s Board.

101. In agreeing to this exchange ratio, Thain accepted at face value Archipelago’s unrealistic pro forma projections of revenues and earnings for the years 2005, 2006 and 2007, without questioning their accuracy or reasonableness. As extremely aggressive as those pro forma projections were for Archipelago, they were commensurately conservative for the NYSE.

The Board’s Review Of The Proposed Merger:

102. On April 1, 2005, Archipelago’s legal counsel, Sullivan & Cromwell, delivered a draft of the Merger Agreement to the NYSE’s legal counsel, Wachtell Lipton Rosen & Katz (“Wachtell Lipton”).

103. From April 1, 2005 through April 13, 2005, NYSE management and Wachtell Lipton reviewed and revised the draft Merger Agreement.

104. On April 7, 2005, according to the NYSE’s minutes, Thain advised the Board on the status of a “strategic opportunity that had arisen and outlined both the rationale for exploiting the opportunity and the attendant risks.” By the time Thain made this disclosure, the opportunity — the Archipelago merger — had arisen three months previously, and the deal’s basic structure and key terms had already been negotiated. Nothing in the disclosed minutes reflects a single question from the Board about what Mr. Thain had been doing for the past three months with Archipelago, whether any terms had been agreed to — in principle or otherwise — the basis for any such agreement on terms, what analysis supported such agreements, or anything else. Apparently, the Board sat passively by as Mr. Thain presented the Board with a fait accompli.

105. In the April 7 meeting, Thain identified Lazard Freres & Co., now Lazard Ltd. (“Lazard”) and Greenhill as possible financial advisors to provide the Board with an opinion that the terms of the proposed merger were fair to the seat holders from a financial point of view. Thain then recommended that Lazard be chosen. The Board failed to conduct any due diligence on Lazard, instead approving a resolution at the April 7 meeting to retain Lazard based solely on Thain’s recommendation. The Board also failed to conduct due diligence or to interview any other financial advisors before hastily retaining Lazard.

106. Lazard had close ties to Goldman and was incapable of independently representing the financial interests of NYSE seat holders in opposition to the financial interests of Goldman and Archipelago. Lazard’s own initial public offering, then pending, and later completed on May 10, 2005, was being underwritten by Goldman. Wachtell Lipton, Goldman’s regular counsel and the NYSE’s counsel in connection with the merger with Archipelago, represented Lazard in connection with Goldman’s underwriting of Lazard’s initial public offering. Lazard’s debilitating conflicts would have been uncovered had the Board conducted appropriate due diligence.

107. Nonetheless, by letter dated April 10, 2005, the NYSE retained Lazard to deliver a fairness opinion to the Board. By this time, when the Board finally retained a supposedly independent investment bank to advise it, all of the material terms of the merger were already in place.

108. Greenhill, the only other firm Thain mentioned, would also have been conflicted, as Greenhill’s IPO had also been underwritten by Goldman.

109. The Board held a meeting on April 15, 2005. At that meeting, the Board learned for the first time the “principal economic terms” of the proposed merger. At that meeting, Thain acknowledged to the Board that “Goldman Sachs had assisted the Exchange in identifying this strategic opportunity,” but falsely represented that Goldman “would have no involvement in the valuation process.” In fact, Goldman provided pro forma valuations to the NYSE that were in turn relied upon by Lazard. Lazard did nothing to independently verify or even test for reasonableness any of the financial information or projections provided by Goldman or Archipelago. Further, Goldman had provided all other services without any prior authorization by the NYSE Board.

110. It was not until after Thain had disclosed the terms of the merger and Lazard had already been retained as a financial advisor that the Board retained outside counsel. The Board met with its counsel for the first time five days before the merger was approved.

111. Defendants Brown, Jackson, Rivlin, Shapiro, Weatherstone, and Woolard, six of the ten purportedly independent directors, did not attend the April 15, 2005 meeting in person, but merely phoned in. Defendant Jackson participated in the call for only part of the meeting.

112. The Board held a meeting on April 18. At that meeting, the Board ratified an amendment to Goldman’s belatedly-disclosed retention as “facilitator” of the potential merger awarding Goldman $3.5 million in fees, despite Goldman’s continuing conflict.

113. At the April 18, 2005 meeting, defendants Jackson and Shapiro phoned in. The meeting included a presentation of various financial analyses of the proposed merger. The Board minutes do not show that the Board troubled itself to send the all-important financial analyses to the directors phoning in to the meeting, either before or after the meeting. Defendant Weatherstone left the meeting at approximately 4:55 pm., almost three hours before the meeting concluded. Defendants Jackson, Woolard, and Shapiro left before the structure of the merged company was discussed. Defendants Weatherstone, Jackson, Woolard, and Shapiro (four of the ten purportedly disinterested directors) all left the meeting before Ms. Butte addressed the board with respect to the projected financials and explained the projected synergies of the merger. These four board members were also absent from any meaningful discussion the board had—to the extent they had any—concerning the potential merger, the reports the board received, and its process of evaluating the financial terms of the merger. Defendant Rivlin also left prior to the conclusion of the meeting. The board minutes are devoid of substance concerning the Board’s process of evaluation.

114. At the April 19, 2005 Board meeting held for the purpose of receiving reports and considering the proposed merger, Lazard advised the Board that it was prepared to deliver an opinion that the consideration to be received by NYSE members in the proposed merger was fair from a financial point of view.

115. Defendants McDonald, Rivlin, and Weatherstone did not attend the April 19 meeting in person, and defendants Jackson and Woolard did not participate in the meeting at all. McDonald was present for the start of the meeting, before leaving for a significant portion of the meeting. At the meeting Lazard distributed a financial analysis presentation. As with the April 18 meeting, nothing in the Board’s minutes states, or even suggests, that the Board troubled itself to send the crucial financial analyses to the directors participating by phone, either before or after the meeting. Nor does anything in the minutes show that the three directors attending by phone and the two directors who skipped the meeting ever received or reviewed these materials.

116. At the April 20, 2005 Board meeting held for the purpose of considering the proposed merger, four directors attended via telephone and one director arrived late. As at the April 19, 2005 meeting, only half of the purportedly independent directors attended in person. The minutes indicate that the Board purportedly discussed the conflicted relationship between Archipelago and Goldman, but do not identify any measures actually taken to resolve the conflict. At the conclusion of the board meeting, which lasted only two hours and 15 minutes, the Board rubber-stamped the merger. The information purportedly relied upon by the directors is not revealed. The minutes state only that “the board discussed the proposed merger.”

117. The Lazard fairness opinion dated April 20, 2005 (which is contained in the S-4), reflects the complete lack of independent analysis performed by Lazard:

We have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company or [Archipelago], or concerning the solvency or fair value of the Company or [Archipelago]. With respect to financial forecasts (including the NYSE Stand-Alone Model), we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the management of the Company and [Archipelago] as to the future financial performance of the Company and [Archipelago], respectively. We assume no responsibility for and express no view or opinion as to such forecasts (including the NYSE Stand-Alone Model) or the assumptions on which they are based.

118. Lazard did nothing to verify any of the financial information provided to it by the NYSE or Archipelago. Moreover, Lazard was even unwilling to express any view as to the reasonableness of the projections prepared by NYSE or Archipelago management. Compounding the problem, Lazard admitted in the fairness opinion that “[i]n rendering our opinion, we were not authorized to solicit, and did not solicit, third parties regarding alternatives to the Mergers, nor were we involved in the negotiation of or any other aspect of the Mergers.”

119. Lazard also made numerous errors in its analysis of the NYSE. First, Lazard admits that “[i]n rendering our opinion, we have with your consent assumed no effect on the value of the NYSE Consideration arising from the restrictions on transfer of the Common Stock of Holdco to be received in the NYSE LLC Merger.” Thus, Lazard’s fairness opinion assumes that a share that cannot be transferred for several years is equal in value to a share that is freely transferable. That is patently wrong. In addition, Lazard miscalculated the value of the lease revenues that will inure to the benefit of the NYSE pursuant to the Merger Agreement. Lazard estimated annualized revenue at $25 million (1,000 seats x $25,000 per seat). In fact, there are 1,366 seats and the current lease price is $60,000 annually, which would generate revenues of $82 million annually.

120. On April 20, 2005, the NYSE Board approved the Merger Agreement.

121. The S-4 reveals that Greenhill, Archipelago’s financial advisor, calculated that the 30% allocation to Archipelago stockholders represents an implied premium over the market price of Archipelago stock immediately prior to the announcement of the Merger Agreement of between 34% and 49%. The agreement does not contain a collar mechanism, and the premium is currently approximately 150%.

Thain’s Conflicts and Domination of Board.

122. As noted above, from the moment he joined the NYSE from Goldman, through the present, Thain, Goldman’s former CEO, has owned some 2.2 million shares of Goldman stock, worth some $250 million. Thain has a direct, and enormous, personal financial stake in Goldman. The more Goldman prospers, the more Thain prospers.

123. Goldman, in which Thain has such a powerfully large personal financial stake, has itself a large financial stake as a 15.6% owner of Archipelago. The better Archipelago does in the deal with NYSE, the more Goldman prospers. As noted, an internal Goldman document, used as an exhibit during the deposition of Goldman’s Henry Paulson in the Spitzer Action, revealed that Goldman anticipated a $200 Million profit from the NYSE-Archipelago merger. So, the better Archipelago does, the more Goldman prospers, and the more Goldman prospers, the more Thain prospers. Thain’s conflicts are pervasive and monumental.

124. Thain exercised domination and control over the NYSE’s Board. In early January Thain was discussing a possible deal with Archipelago’s Putnam. Thain authorized Amy Butte, NYSE’s CFO, to pursue discussions with Nelson Chai — CFO of Archipelago. This was done without advising the Board or obtaining Board authorization. Further, Thain retained Goldman, without advising the Board, and when the Board was later informed of Goldman’s retention, the Board simply rubber-stamped that hiring, despite Goldman’s many conflicts of interest. Thain negotiated and agreed to the deal’s basic structure with Goldman’s involvement on both sides, without any independent investment banking advice to NYSE, and before ever informing the Board, let alone receiving Board authorization for such a material transaction.

125. When Thain finally on April 7, 2005 informed the NYSE Board about the “strategic opportunity that had arisen” the Board’s minutes show, the Board did not ask him a single question about his source of authority for essentially negotiating a major deal and agreeing to terms without informing, or obtaining authorization from the Board. The Board was almost completely passive, its will subjugated to Thain and the deal Thain had largely already made.

126. Thain’s domination and control of the Board stems from many of the Director Defendants’ close ties with Goldman. Goldman, which Thain is so closely aligned personally, professionally and financially, was financial consultant to State Street during Director Carter’s tenure as State Street’s Chairman and Chief Executive officer. Similarly, Goldman handled the sale of Monsanto’s NutraSweet product line and the spin-off of certain Monsanto assets while Director Shapiro was Monsanto’s Chairman. Director McDonald was a senior officer and Director of Pell, Rudman, for which Goldman served as advisor when Pell, Rudman was negotiating to be acquired by Amvescap, plc. Director Jackson is also a Director of Medtronic, whose former Chief Executive Officer, William George, is a Goldman Director. Director Woolard, formerly Chairman and a Director of DuPont, served on the DuPont Board with John L. Weinberg, Goldman’s former Senior Chairman. Director von der Heyden was formerly the Chief Financial Officer of RJR Nabisco, during which time Goldman was RJR Nabisco’s investment banker. Director Rivlin was White House Budget Director when Robert Rubin, Goldman’s former Chairman, was Treasury Secretary. All of these Directors, with strong personal and professional relationships to Goldman and therefore to Thain, were readily subject to Thain’s domination and control. The Board’s minutes permit no other conclusion.

Goldman’s and Lazard’s Conflicts:

127. Goldman advised both Archipelago and the NYSE, an inherent and irreconcilable conflict of interest. Goldman performed pro forma valuation analyses of a combined entity that might result from this transaction, and turned them over to Lazard, which relied upon them. Goldman’s participation on both sides of the potential transaction has allowed it not only to earn $7 million in investment banking fees, but also to boost the value of its holdings of Archipelago stock by approximately $170 million. In addition to being Archipelago’s largest shareholder, Goldman currently owns 21 seats on the Exchange and leases 92 others. Goldman stands to own more than 5% of the combined company.

128. As noted, Goldman’s former chief operating officer John Thain became the chief executive officer of the NYSE in December 2003. He owns 2.2 million shares of Goldman stock currently worth more than $250 million.

129. The NYSE constitution states that “[n]o director shall participate in the deliberation or adjudication of any matter in which he or she is personally interested.” In the S-4, defendants admit that Thain recused himself from consideration of the terms of Goldman’s retention, i.e., how much Goldman would be paid for acting as a facilitator of the transaction on behalf of the NYSE. Thus, defendants acknowledge that Thain had a conflict of interest.

130. Given that Thain was interested for the purposes of determining Goldman’s compensation, he also was interested for purposes of determining the terns of the deal when Goldman stood on both sides and should have recused himself from participating in the negotiations in any way. Goldman’s Archipelago holdings increased in value by $170 million since the announcement of the merger, which far outweighs its interest as a facilitator of the transaction and any fees it might receive on that engagement.

131. Notwithstanding his conflict of interest, Thain ran the NYSE’s side of the negotiations. His involvement in the negotiations violated the NYSE Constitution.

132. In addition to running the negotiations, Thain personally selected Lazard Freres as the so-called “independent” advisor to the Board. The Board rubber-stamped that decision solely on Thain’s recommendation at the April 7th Board meeting. The Board did not interview Lazard, or anybody else, and did no due diligence before selecting a financial advisor.

133. According to the S-4, the Board hired O’Melveny & Myers as its legal counsel on April 15. The Director Defendants claim to have relied on the advice of counsel in purportedly satisfying their fiduciary obligations. The decision to hire Lazard was made on April 7, and Lazard was formally retained under an engagement letter dated April 10. Thus, when the Board rubber-stamped the selection of Thain’s hand-chosen financial advisor, the Board did not have legal counsel to provide advice as to the Board’s duties and obligations under New York law to choose an investment advisor that was independent of Goldman, Thain, the NYSE and Archipelago.

134. Lazard was also conflicted. When Lazard was retained to act as the so-called independent investment advisor to the Board, Lazard’s initial public offering (“IPO”) was being underwritten by Goldman, and Wachtell Lipton (the NYSE’s counsel in this case) was representing Lazard in connection with the IPO. Lazard’s conflicts would have been uncovered had the Board conducted appropriate due diligence.

135. In its fairness opinion, Lazard acknowledges that it did not verify the underlying financial information prepared by NYSE, Goldman or Archipelago. Lazard expressed no view as to the reasonableness of the projections that were provided in connection with Lazard’s retention by the board. Lazard was instructed not to solicit third party indications of interest and had no involvement in the negotiations of the transaction.

136. Given the conflicts of interest of Goldman and Thain, it was incumbent upon the Board to retain a truly independent financial advisor to independently verify all of the financial information and go through a process whereby the Board could determine free of any conflicts of interest whether this deal was fair from a financial point of view to the seat holders of the NYSE. The Board did not go through that process.

137. Lazard, with the NYSE’s consent, did not value the lockup imposed by the Merger Agreement on NYSE seat holders’ post-merger trading rights in determining that the consideration being paid to NYSE seat holders was fair. However, a share of stock that cannot be sold for a period of time is not worth as much as a share that is freely transferable.

138. Lazard also miscalculated the lease revenue appurtenant to the NYSE seats. Seat ownership on the NYSE carries certain rights. Hundreds of members lease those rights out and the current rate is approximately $60,000 a year. There are 1,366 seats. When the NYSE holds all of those rights, it can set the price, but if one assumes that the price stays at $60,000 (times 1,366 seats), that could generate $82 million a year in revenue. Lazard accepted the value of the NYSE leases at $25 million, which represents a $57 million per year mistake in determining that the compensation to the NYSE seat holders was fair from a financial point of view.

Events Subsequent to Announcement of Merger:

139. On July 21, 2005, the NYSE and Archipelago filed a draft S-4 with the SEC. While still a draft, this document is being used by defendants as a selling tool to “recommend[] that [seat holders] vote FOR the approval and adoption of the merger agreement.” Copies of the draft S-4 were mailed to all 1,366 NYSE seat holders. On September 14, 2005 the NYSE filed a draft Amended S-4 with the SEC. According to counsel for the NYSE, the final version will not be filed until late October, with the vote to follow approximately 30 days later.

140. The SEC has the right to approve the rules of the national securities exchanges, and may seek to approve certain aspects of the organizational documents of NYSE Group and its subsidiaries (including NYSE

Market, NYSE Regulation and Archipelago) to the extent that they affect these national securities exchanges. The NYSE must file an application with the SEC seeking approval of certain elements of the proposed organization.

141. The proposed merger is also under investigation by the Antitrust Division of the United States Department of Justice (“DOJ”). Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated under the HSR Act by the Federal Trade Commission (the “FTC”), the merger cannot be completed until notifications have been given and certain information has been furnished to the FTC and the DOJ and specified waiting period requirements have been satisfied.

142. The NYSE submitted the applicable notifications under the HSR Act, and on June 27, 2005, the DOJ issued a Request for Additional Information and Documentary Materials, thereby extending the waiting period until 30 days after the parties have substantially complied with that request, unless the waiting period is extended voluntarily by the parties or terminated earlier by the DOJ. Defendant Thain revealed during the July 21, 2005 seat holders’ meeting that the DOJ request was extraordinarily voluminous and was more extensive than the NYSE had anticipated.

143. As alleged above, Lazard relied on projections prepared by the NYSE and Archipelago without verifying the reliability of those projections. Since the date on which those projections were relied upon by Lazard in issuing its fairness opinion, both the NYSE and Archipelago have issued financial results which reflect material deviations from the projected financials.

144. Lazard relied upon a projected net income of $40 million for the NYSE for fiscal 2005. In fact, for the six months ended June 30, 2005, the NYSE realized net income of $37.9 million, nearly reaching its projected income for the year in only six months. Extrapolating the six month results for the full year would yield a net income of $75.8 million, which would equate to 90% more than the projected net income relied upon by Lazard.

145. Lazard relied on a projected net income for Archipelago of $49 million for fiscal 2005. In fact, Archipelago’s net income for the six months ended June 30, 2005 equaled $16.2 million. Extrapolating the six month results for the full year would yield a net income of $32.4 million, which would equate to 30% less than the projected net income relied upon by Lazard. As Archipelago stated in its Form 10-K for the fiscal year ended December 31, 2004: “We have operated at a loss for most of our history and we may operate at a loss in the future.”

146. Lazard also relied upon projected Net Revenues for Archipelago $399.3 million and projected Gross Margin for Archipelago of $266.6 million for fiscal year 2005. In fact, Archipelago’s Net Revenues for the six months ended June 30, 2005 equaled $109,652,000. Extrapolating the six-month results for a full year would yield Net Revenues of $256,222,000, which would be 35% less than projected Net Revenues, while extrapolating the six months for a full year would yield Gross Margin of $219,304,000, which would be 18% less than projected Gross Margin.

147. Moreover, according to Lazard’s retention letter, not only did Lazard improperly rely on the accuracy and completeness of the information provided to it by Goldman and not perform its own independent evaluation of such information, Lazard also accepted “no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof.” It is a dereliction of fiduciary duties for defendants to rely on Lazard’s fairness opinion both because of Lazard’s obvious conflicts of interest, but also because such opinion is outdated.

148. In light of the conflicts of interest which pervaded the entire process, the numerous mistakes made by Lazard, Lazard’s failure to verify the financial information provided to it, and the material deviation of the actual financial results of the NYSE and Archipelago from the projected results that Lazard relied upon (but failed to test for reliability), and the other events described above, the NYSE Defendants are obligated to retain a truly independent financial advisor to render an opinion on the fairness of the Merger based on current financial information that must be verified and tested for reasonableness by the independent financial advisor.

149. In or about June 2005, an investment consortium led by HSBC (including Bain Capital and Blackstone Partners) met with Thain and stated that they were prepared to make a proposal to acquire NYSE for total additional consideration to NYSE seat holders of approximately $500,000 per seat over the Archipelago transaction. The proposal provided for an option to choose up to 100% of the purchase price in cash. NYSE refused to consider this offer.

THE NYSE BOARD BREACHED ITS FIDUCIARY

DUTIES OWED DIRECTLY TO NYSE SEAT HOLDERS

150. The NYSE Board utterly failed to fulfill its fiduciary duties of care, good faith, loyalty and candor owed directly to NYSE seat holders by approving the Merger Agreement exactly as presented to it and approving all other terms of the proposed merger as negotiated on behalf of the NYSE by Thain and Goldman. Notably, three directors (Brown, Rivlin, and von der Heyden) joined the board a mere 13 days before the merger was publicly announced. Despite the transparent conflicts of interest of Thain, Goldman and Lazard, the Board failed to:

a. Perform any due diligence on Lazard before accepting Thain’s recommendation to retain Lazard as the Board’s financial advisor, and retain a truly independent financial advisor to analyze and question the assumptions underlying the 70/30 allocation and the other terms of the deal;

b. challenge Thain’s and Lazard’s unquestioning acceptance of the accuracy and the reasonableness of the aggressive financial projections prepared by Archipelago, upon which the 70/30 allocation was based;

c. challenge Thain’s agreement to pay an implied premium (with no collar) to Archipelago shareholders which at the time was between 34% and 49% and which is currently approximately 150%;

d. challenge Thain’s gross undervaluation of NYSE’s assets and earnings potential as a for-profit corporation;

e. strive to maximize the consideration to be received by NYSE seat holders in a transaction with Archipelago by advising Archipelago that the Board would refuse to accept the 70/30 allocation, and would insist upon a renegotiation of that ratio;

f. provide fair compensation to NYSE seat holders for the loss of income resulting from extinguishment of their trading and leasing rights;

g. seek third-party indications of interest;

h. obtain appropriate expert advice before agreeing to divert the seat holders’ assets to NYSE employees;

i. make sure that none of the potential recovery of excessive compensation paid to Richard Grasso inure to the benefit of Archipelago shareholders;

j. seriously consider and analyze alternatives likely to achieve a higher value, such as

i. first converting the NYSE into a for-profit corporation, conducting an initial public offering of its shares, and establishing a market value for those shares; and

ii. then exploring potential business combinations with one or more electronic trading exchanges, as well as a range of other financial options, to achieve maximum growth and profitability.

151. Instead, the Board merely rubber stamped the Merger Agreement, in reliance upon the Lazard fairness opinion, despite the fact that Lazard did not independently verify or question the accuracy or reasonableness of the financial projections upon which the 70/30 allocation was based, or question the size of the excessive premium being paid to Archipelago stockholders.

152. The Board should have recognized that Archipelago had strong motivations to exaggerate its financial projections for the years 2005, 2006 and 2007, and the Board should have recognized that without independent verification or questioning as to the accuracy or reasonableness of Archipelago’s projections for the years 2005, 2006 and 2007, Lazard’s fairness opinion was worthless.

153. The Board failed to request or receive appropriate and timely expert advice regarding the set-aside of a portion of the Holdco shares allocated to NYSE seat holders, and the diversion of those shares to NYSE employees.

154. The Board also failed to make inquiries regarding the impact of Regulation NMS on Archipelago’s future income. Reg. NMS was adopted by the SEC on April 6, 2005. It contains several provisions that make significant changes in the way the U.S. equity markets operate, including limits on the transaction fees that any trading center such as Archipelago can charge for accessing quotations.

155. Archipelago itself, in Amend. No. 11 to its Form S-l dated August 12, 2004, detailed the numerous and substantial detrimental potential implications of a trade-through rule, as embodied in Reg. NMS. Archipelago stated that, if adopted in the form proposed, “the amount of transaction fees we earn, which represented over 93% of our tota1revenues for the year ended December 31, 2003, would potentially decrease by a material amount. Under the proposed rule, we would be potentially unable to increase our revenues through higher pricing of transaction fees in the future, which could have a material adverse effect on our revenues and operating results.” Archipelago concluded: “The SEC’s proposed ‘Regulation NMS’ could significantly and adversely effect our revenues and our operating results.” In its Form 10-K dated April 11, 2005 for the fiscal year ended December 31, 2004, Archipelago stated: “We also believe that the trade-through rule of the Intermarket Trading System may place the NYSE at a significant competitive advantage over electronic marketplaces such as ArcaEx.” Archipelago also warned in that Form 10-K that “[t]he ‘trade-through’ rule of the Intermarket Trading System limits our ability to grow our market share in NYSE-listed securities trading.” In this Form 10-K Archipelago stated: “The SEC’s proposed ‘Regulation NMS’ could significantly and adversely affect our revenues and our operating results.”

156. The July 21, 2005 S-4 states that Reg. NMS could “decrease the transaction fees” that Archipelago can charge, could “prevent it from increasing its revenues by charging higher prices,” and “could have an adverse effect” on its business. While Lazard’s April 2005 discussion materials for the Board mentioned that there could be an impact on Archipelago from Reg. NMS, the impact of Reg. NMS was not taken into account in Archipelago’s projections. Rather, the projections supplied by Archipelago’s management and accepted, without question, by Lazard and NYSE’s management actually show a projected increase in Archipelago’s revenues and market share. Rather than an increase, however, Archipelago’s revenues would, as Archipelago itself had previously disclosed, actually decrease, as Reg. NMS likely would virtually wipe out Archipelago’s operating income. No effort to quantify the impact of Reg. NMS on Archipelago’s operations was made. While Reg. NMS has the potential of virtually wiping out Archipelago’s net operating income, there is no record in NYSE’s Board minutes that the Board ever raised any questions or discussed in any way the possible adverse impact of Reg. NMS on Archipelago’s business.

AS AND FOR A FIRST CAUSE OF ACTION

(Breach Of Fiduciary Duties Of Care, Loyalty And Good Faith

Against NYSE And The Director Defendants)

157. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as though fully set forth herein.

158. Under New York law, the Director Defendants owe continuing fiduciary duties of care, loyalty and good faith directly to Plaintiffs and all other NYSE seat holders.

159. The Director Defendants have breached those fiduciary duties in the manner set forth herein.

160. The proposed 70/30 allocation is unfair to NYSE seat holders because it significantly undervalues the NYSE and, thus, does not reflect the equity value that the NYSE wil1 contribute to Holdco. Indeed, the Wall Street Journal has reported that Benn Steil, a senior fellow in international economics at the Council on Foreign Relations who does consulting work for Archipelago, opined that NYSE seat holders should receive as much as 90% of the combined company — well above the 70% being allocated to the NYSE seat holders in the Merger Agreement.

161. As a not-for-profit, NYSE is not permitted to earn more than “incidental profits” (N-PCL § 508). Even without regard to the NYSE’s ability to generate income (it made $30 million operating as a not-far-profit last year, notwithstanding grossly excessive overhead), the NYSE had over $1 billion in cash and investment securities as of December 31, 2004. In addition, its Wall Street headquarters, which the NYSE owns debt-free, has been described as a “near-priceless chunk of real estate.” Thomas S Mulligan, “Good Things Happen to Those Who Sit on Their NYSE Seats,” Los Angeles Tinges, April 29, 2005, at C1. The Merger Agreement, therefore, assigns far too low a value to the NYSE.

162. The 30% allocation of the combined entity also significantly overvalues Archipelago. The Merger Agreement provides a windfall to Archipelago shareholders, including Goldman, at the expense of NYSE seat holders. This is confirmed by the fact that since the announcement of the proposed merger, Archipelago’s stock price has more than doubled, jumping from $16.90 on April 19 to over $44.00 per share in July. This sharp rise in the price of Archipelago’s stock reflects the market’s recognition that the 30% of Holdco allocated to Archipelago’s shareholders represents a windfall that significantly overvalues Archipelago.

163. This overvaluation of Archipelago has also resulted in an enormous windfall for Goldman, which at the time of the Merger Agreement owned 15.6% of the outstanding stock of Archipelago. Since the proposed merger was announced, the value of Goldman’s Archipelago holdings has more than doubled, increasing by approximately $170 million to be worth approximately $290 million.

164. The 70/30 allocation will result in direct harm to the seat holders while benefiting the NYSE and the post-merger entity, as more assets will appear on the balance sheet of the NYSE and the post-merger entity.

165. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR A SECOND CAUSE OF ACTION

(Breach Of Fiduciary Duties Of Care, Loyalty And Good Faith

Against NYSE And The Director Defendants)

166. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as though fully set forth herein.

167. The lock-up provision is unfair to NYSE seat holders because it precludes NYSE seat holders from selling their Holdco stock for up to three years. The Merger Agreement provides that one-third of the Holdco stock to be issued to NYSE seat holders cannot be transferred until the first anniversary of the proposed merger, another one-third cannot be transferred until the second anniversary of the proposed merger, and the final one-third cannot be transferred until the third anniversary of the proposed merger.

168. By contrast, only the controlling stockholders of Archipelago (Goldman, Putnam, and others) are subject to any restrictions on the sale of their Holdco stock. The majority of Archipelago public stockholders may, if they choose, sell their Holdco stock immediately after the consummation of the proposed merger. Moreover, under the terms of the Merger Agreement, “Demand Rights” existed which would have enabled certain Archipelago stockholders to demand the release of lock-up restrictions on certain of their shares. Under the Revised Merger Agreement, such “Demand Rights” were eliminated.

169. By unfairly depriving NYSE seat holders of liquidity, the lock-up provision materially reduces the value of the 70% of Holdco stock allocated to NYSE seat holders, compared to the value of the 30% of Holdco stock allocated to Archipelago stockholders.

170. The lock-up provision will directly harm the NYSE seat holders but will not harm the NYSE or the post-merger entity.

171. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR A THIRD CAUSE OF ACTION

(Conversion Against NYSE And The Director Defendants)

172. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as though fully set forth herein.

173. Upon consummation of the proposed merger, NYSE seat holders will be deprived of up to $50 million worth of the Holdco common stock to be issued in accordance with the 70/30 ratio reflected in the Merger Agreement.

174. Under the Merger Agreement, 70% of the shares in the post-merger entity have been allocated to the seat holders. NYSE and the Director Defendants have announced plans to unlawfully convert up to $50 million worth of the shares allocated to NYSE seat holders in the Merger Agreement by exercising dominion and control over such shares, which will interfere with the possessory rights of NYSE seat holders to such shares, and diverting such shares to NYSE employees who are not entitled to them.

175. The NYSE seat holders will be directly injured by the holdback of shares, but the NYSE will not be harmed.

176. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief; enjoining the NYSE from converting their assets. They have no adequate remedy at law.

AS AND FOR A FOURTH CAUSE OF ACTION

(Breach Of Fiduciary Duties Of Care, Loyalty And Good Faith

Against NYSE And The Director Defendants)

177. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as though fully set forth herein.

178. The set-aside of Holdco shares allocated to NYSE seat holders, and the diversion of those shares to NYSE employees, are unfair because they constitute a giveaway by NYSE and the Director Defendants of stock worth $50 million belonging to NYSE seat holders.

179. The NYSE seat holders will be directly injured by the holdback of shares, but the NYSE will not be harmed.

180. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR A FIFTH CAUSE OF ACTION

(Breach Of Fiduciary Duties Of Care, Loyalty And Good Faith

Against NYSE And The Director Defendants)

181. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as though fully set forth herein.

182. The amount of cash to be received by NYSE seat holders in the proposed merger, i.e., $300,000 for each seat holder, is unfair because that distribution will leave approximately $300 million in “Excess NYSE Cash” as the term is defined on page A-49 of the S-4, which the NYSE should distribute to seat holders. The excess $300 million in Excess NYSE Cash belongs to NYSE seat holders.

183. The NYSE seat holders are entitled to receive their rightful share of the Excess NYSE Cash.

184. NYSE should distribute to seat holders all of the Excess NYSE Cash at the time of the consummation of the proposed merger.

185. The failure to distribute the Excess NYSE Cash will directly harm the seat holders and will benefit the NYSE and the post-merger entity.

186. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR A SIXTH CAUSE OF ACTION

(Breach Of Fiduciary Duties Of Care, Loyalty And Good Faith

Against NYSE And The Director Defendants)

187. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as though fully set forth herein.

188. In May 2004, Eliot Spitzer, the Attorney General of the State of New York, commenced the Spitzer Action seeking to recover on behalf of NYSE approximately $187 million in excessive compensation allegedly unreasonably and unlawfully paid or to be paid to Grasso for his services as NYSE’s Chairman and Chief Executive Officer.

189. The Spitzer Action is pending in this Court, Index No. 401620/04 (Ramos, J.), and seeks a judgment, inter alia, imposing a constructive trust for the benefit of the NYSE on all compensation and benefits received by Grasso from the NYSE, to the extent such compensation was unlawful by reason of being not reasonable and not commensurate with the services performed.

190. If, as, and when the Spitzer Action results in a recovery, all monies recovered for the benefit of the NYSE should be paid to NYSE seat holders by way of a supplemental distribution. None of any such potential recovery should accrue to the benefit of Archipelago stockholders.

191. The failure of the Merger Agreement to protect NYSE seat holders’ exclusive interests in any such potential recovery is unfair, and will directly injure the seat holders, but will benefit the NYSE and the post-merger entity.

192. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR A SEVENTH CAUSE OF ACTION

(Breach Of Fiduciary Duties Of Care, Loyalty And Good Faith

Against NYSE And The Director Defendants)

193. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as though fully set forth herein.

194. The failure of the Merger Agreement to adequately compensate NYSE seat holders for the extinguishment of their trading and leasing rights and the loss of the lease income that is or can be generated by leasing such rights to others is unfair, will directly injure the seat holders, but will benefit the NYSE and the post-merger entity.

195. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR AN EIGHTH CAUSE OF ACTION

(Breach Of Fiduciary Duty Of Candor Against NYSE

And The Director Defendants)

196. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

197. By making representations, mailing the S-4 and Amended S-4 to all NYSE seat holders, and urging them to vote in favor of the proposed merger, the NYSE and the Director Defendants have assumed a duty of candor to provide all of the material information necessary for NYSE seat holders to make an informed decision as to how to vote.

198. The NYSE and the Director Defendants have breached their fiduciary duties of candor to NYSE seat holders because the S-4 and Amended S-4 omit material information necessary for NYSE seat holders to decide how to vote on the proposed merger; and the S-4 and Amended S-4 also contain statements that omit material facts necessary to make those statements not misleading.

199. The Amended S-4, on pp. 59-60 states that:

In early February 2005, Mr. Thain and Mr. Putnam discussed a potential transaction in which both the NYSE members and Archipelago stockholders would receive consideration comprised of equity of the entity that would result from the combination of the two companies. The parties discussed a range of potential exchange ratios for the merger consideration, where NYSE members would receive, in the aggregate, consideration comprised of between 60% and 75% of equity of the entity that would result from the combination of the two companies, and Archipelago stockholders would receive the remaining 40% to 25% of the equity. No agreement was reached with respect to a particular exchange ratio for the merger consideration, but the parties agreed to develop financial analyses and conduct mutual due diligence to explore further whether they could agree on an exchange ratio.

* * *

Throughout March 2005, Messrs. Thain and Putnam, other representatives of the NYSE and Archipelago, and representatives of Goldman Sachs, met periodically to review the preliminary analysis of the pro forma financial impact of a potential combination between the NYSE and Archipelago, discuss business due diligence matters and discuss the principal economic terms of a possible transaction between the two companies.

In the course of this continuing dialogue, the parties revisited their discussion of a potential exchange ratio in early February 2005. Messrs. Thain and Putnam preliminarily agreed to focus on a transaction and consideration structure in which the current members of the NYSE would receive, in the aggregate, consideration comprised of 70% of the equity in the entity that would result from the combination of the two companies, and Archipelago stockholders would receive the remaining 30%.

200. The Amended S-4 states (at p. 60):

Through early April 2005, Messrs. Thain and Putnam, other representatives of the NYSE and Archipelago, and representatives of Goldman Sachs, continued to discuss the principal economic terms of a possible transaction between the two companies in which the NYSE members would receive 70% of the equity in the combined entity and Archipelago stockholders would receive the remaining 30%.

201. The Amended S-4 omits to disclose the reasons why Thain agreed to the exchange ratio of 70/30 and did not insist upon a more favorable ratio, such as 75/25 or such as 80/20. The S-4 also omits to disclose the reasons why the Board did not pursue a higher percentage of equity in the post-merger entity for the seat holders.

202. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR A NINTH CAUSE OF ACTION

(Breach Of Fiduciary Duty Of Candor Against NYSE

And The Director Defendants)

203. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

204. The Amended S-4 omits to disclose the reasons why Thain and the Board did not insist that the premium to Archipelago stockholders implied by the 70/30 ratio be capped by use of a collar so that any rise in the market price of Archipelago common stock in excess of that premium would result in revisions of the exchange ratio to protect NYSE seat holders from transferring to Archipelago stockholders a windfall share of the post-merger entity not anticipated or bargained for.

205. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR A TENTH CAUSE OF ACTION

(Breach Of Fiduciary Duty Of Candor Against NYSE

And The Director Defendants)

206. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

207. The S-4 states on p. 87 that, according to Greenhill, based upon the closing market price per share of Archipelago common stock on April 18, 2005, Archipelago shareholders were receiving an implied premium of between 34% and 49%. The S-4 also omits to state that as of April 19, 2005, the implied premium had increased to approximately 150%. The Amended S-4 contains similar omissions.

208. The S-4 and Amended S-4 state that:

Because the exchange ratios will not be adjusted for changes in the prices at which NYSE memberships are purchased and sold, or for changes in the market price of Archipelago common stock, the value of the shares of NYSE Group common stock that you will receive at the time of completion of the mergers may vary significantly from the market value of the shares of NYSE Group common stock that you would have received if the merger were consummated on the date of the merger agreement or on the date of this document. (Emphasis added.)

209. The Amended S-4 states on page 22 that the closing market price per share of Archipelago common stock on April 19, 2005, the last business date prior to the Merger Agreement, was $16.90 and that the last sale price of a NYSE seat prior to the Merger Agreement was $1,620,000. The Amended S-4 also contains a chart that omits to state the closing market price of Archipelago common stock on September 14, 2005, the last business date prior to the “date of this document” was $39.90, and that the last sale price of a NYSE seat prior to that date was $2,860,000.

210. The Amended S-4 omits to state that as of September 14, 2005, Archipelago common stock had increased 136% since the announcement of the proposed merger, with the result that, as of that date, a value transfer from NYSE seat holders to Archipelago shareholders of $1.1 billion, or $805,000 per seat, had occurred.

211. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR AN ELEVENTH CAUSE OF ACTION

(Breach Of Fiduciary Duty Of Candor Against NYSE

And The Director Defendants)

212. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

213. The Amended S-4 (on pp. 77-78, 83, 86) and including the Lazard fairness opinion, Annex E-l and E-2, contains numerous references to the “NYSE Stand-Alone Model,” which identified a document prepared by NYSE management for purposes of the merger negotiations.

214. The Amended S-4 does not include the NYSE Stand-Alone Model as an exhibit. The Amended S-4 omits to state what projections are contained in the NYSE Stand-Alone Model and the bases for those projections, including whether the projections are based on the NYSE’s becoming a for-profit publicly traded company.

215. The Amended S-4 omits to state whether or not the NYSE Stand-Alone Model assumes that the NYSE would continue to invest in and improve its existing electronic trading platform, NYSE Direct+, and pursue its NYSE Hybrid Markets initiative, so as to better compete with Archipelago and other electronic trading companies.

216. The Amended S-4 omits to state whether the NYSE Stand-Alone Model projects increasing revenues by charging higher trading and listing fees.

217. The S-4 contains nearly identical language referencing the “NYSE Stand-Alone Model” and therefore suffers from the same defects as the Amended S-4, which are detailed above.

218. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR A TWELFTH CAUSE OF ACTION

(Breach Of Fiduciary Duty Of Candor Against NYSE

And The Director Defendants)

219. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

220. The S-4 states on p. 51 that

On February 3, 2005, the NYSE board of directors agreed that NYSE management should form a task force to continue studying the possibility of converting the NYSE from a not-for-profit corporation into a for-profit business corporation and the advantages and disadvantages of the conversion. NYSE management then organized a committee representing various of its constituencies to examine a potential conversion to for-profit status.

221. The S-4 omits to state what, if anything, the “task force” did; who its members were; when and where it met, if at all; what conclusions, if any, it reached; and whether any report of the “task force” was given to the NYSE management and the Board.

222. The Amended S-4 contains nearly identical language referencing the “task force” and therefore suffers from the same defects as the S-4, which are detailed above.

223. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR A THIRTEENTH CAUSE OF ACTION

(Breach Of Fiduciary Duty Of Candor Against NYSE

And The Director Defendants)

224. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

225. The S-4 does not contain any information about the market value of the land, building and building improvements located at the corner of Wall and Broad Streets in New York City, owned outright by the NYSE, and does not contain a real estate appraisal of its market value.

226. The Consolidated Statement of Financial Condition of the NYSE as at December 31, 2004, on p. F-3 of the S-4, lists property and equipment at cost, less accumulated depreciation and amortization, at $343,424,000. On page F-15, the cost of land, building and building improvements (without the equipment) is carried at $222,472,000, before accumulated depreciation and amortization (including equipment) of $569,402,000.

227. The S-4 does not state whether or not, in opining that the proposed merger is fair to NYSE seat holders from a financial point of view, Lazard took into consideration the market value of NYSE’s land, building and building improvements.

228. The Amended S-4 contains disclosures on pp. F-3 and F-15 identical to those contained in the S-4 and similarly fails to provide (1) information about the market value of the land, building and building improvements; (2) a real estate appraisal of the market value of the land building and building improvements; and (3) information sufficient to determine whether or not Lazard took into account the fair market value of the land, building and building improvements when it opined that the proposed merger is fair from a financial point of view.

229. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR A FOURTEENTH CAUSE OF ACTION

(Breach Of Fiduciary Duty Of Candor Against NYSE

And The Director Defendants)

230. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

231. Thain’s role in negotiating the NYSE/Archipelago merger was in violation of the New York Stock Exchange Constitution, which states that “[n]o director shall participate in the deliberation or adjudication of any matter in which he or she is personally interested.” The Amended S-4 similarly omits to state the Thain’s role in negotiating the merger violated the New York Stock Exchange Constitution.

232. Lazard suffered from conflicts of interest arising from its relationships with Goldman and Wachtell Lipton. Both the S-4 and Amended S-4 omit that when Lazard was retained to act as so-called independent investment advisor to the Board, Lazard was being represented by Wachtell Lipton (the NYSE’s counsel in this case) in connection with its IPO. Furthermore, while the S-4 and Amended S-4 disclose that Goldman Sachs was underwriting Lazard’s IPO, they falsely state that Lazard’s and Goldman’s relationship “did not present [a] conflict[] of interest that affected the judgment of Lazard…”

233. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR A FIFTEENTH CAUSE OF ACTION

(Breach Of Fiduciary Duty Of Care, Good Faith

And Loyalty Against NYSE And Director Defendants)

234. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

235. Recognizing that they had no legal authority to create an employee equity compensation plan for a not-for-profit corporation, the NYSE defendants are improperly attempting to force the seat holders to accept such a plan in the post-merger entity. The NYSE defendants have announced their intention to convert $50 million worth of shares belonging to the seat holders and give those assets to the employees of the NYSE.

236. The merits, or lack thereof, of the proposed merger between the NYSE and Archipelago are completely distinct from the issues surrounding the propriety of carving out a certain number or percentage of shares from those allocated to the NYSE Members for distribution to NYSE employees. Plaintiffs requested that the NYSE, in structuring the final vote on the proposed merger with Archipelago, provide for a separate vote of the NYSE Members on the issue of setting aside $50 million of seat holders’ stock for distribution to NYSE employees. The NYSE refused.

237. NYSE Rule 303A.08 provides that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto. In conjunction with SEC Rule 14a-4(a)(3), which requires that proxy cards provide for separate votes on each separate matter to be voted upon, any NYSE listed company would be required to put the $50 million stock plan to a vote by its shareholders, separate from votes on any other issues. However, the NYSE is adopting a different self-regulatory standard for itself than that which would be required of the companies it regulates. In order to attempt to assure that the $50 million stock plan is adopted, seat holders are not being permitted to vote on the plan. Instead, the NYSE is improperly bundling together the vote on the proposed merger between the NYSE and Archipelago with the vote on a new equity compensation plan for employees of the NYSE.

238. Defendants should be enjoined from proceeding with the $50 million stock plan unless and until provision is made for separate voting on the merger and the new equity compensation plan for the post-merger entity.

239. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR A SIXTEENTH CAUSE OF ACTION

(Breach Of Fiduciary Duty Of Care, Good Faith

And Loyalty Against NYSE And Director Defendants)

240. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

241. The NYSE is a self-regulatory organization, or SRO. As such, the NYSE is responsible for examining compliance with and enforcing the financial, operational and sales practice rules and codes of conduct for members, member organizations and their employees, and has responsibility for regulatory review of their trading activities.

242. The NYSE through its Member Firm Regulation division conducts examinations of the more than 380 member organizations for financial, operations and sales-practice compliance. In addition, the Member Firm Regulation division interprets and develops NYSE rules, and develops and administers various industry qualifications and examinations.

243. NYSE employees in the Member Firm Regulation division review and visit member organizations and their branch offices to monitor their financial condition, operations and sales practices and examine their compliance with SEC and NYSE regulations, such as capital and customer-protection rules, customer suitability, floor-trading requirements, maintenance of required books and records, credit regulation and anti-money laundering provisions. In 2004, staff of the Member Firm Regulation division conducted 469 such field examinations.

244. After the proposed merger, the Member Firm Regulation division will continue to have the same responsibilities as its current responsibilities, except that it will operate as part of a separate not-for-profit entity, rather than as a division of NYSE Group.

245. Thain has stated publicly that in connection with the proposed merger, in addition to the $50 million stock set aside for certain NYSE employees, hereinbefore described, an additional $100 million of the NYSE’s cash will be awarded to NYSE regulatory employees, including employees of the Member Firm Regulation division.

246. Because the NYSE has life-or-death regulatory authority over the persons who are being asked to vote on the proposed merger, it is inherently coercive for the seat holders to be required to disclose to the NYSE how they vote or intend to vote, or whether they are willing to provide a proxy to the NYSE.

247. In order to enable seat holders to be confident that they may withhold proxies and vote as they see fit without fear of retaliation or recrimination from employees of the Member Firm Regulation division, who have been promised financial rewards by Thain if the proposed merger is approved, it is important that:

(a)	The vote on the merger be conducted via procedures that can assure seat holders that NYSE’s management will not know whether or how they voted, or whether they submitted a proxy; and

(b)	Officers of the NYSE, and any employee of the NYSE with regulatory authority, be prohibited from personally soliciting proxies from individual members.

248. As long as Thain and other NYSE officers are permitted to solicit proxies personally, members’ votes will not be truly free from the real or perceived coercive influence of their regulator. If the proxies can be seen by NYSE officers, any claim of a “secret” ballot is a sham. Seat holders must have assurance that their decision on whether or not to support the proposed merger will not be subject to review or pressure by the people who regulate them. Plaintiffs have proposed measures ensuring that those solicited would have reasonable assurances that their decision on whether or not to support the proposed merger will not be subject to review or pressure by the people who regulate them. Defendants refused to implement such measures.

249. Defendants should be enjoined from proceeding with any vote on the merger unless and until provision is made to ensure that the vote is fairly conducted, by among other measures, ensuring that NYSE management do not receive or have access to any votes or proxies, and that NYSE officers, and employees with regulatory authority are enjoined from soliciting seat holders’ proxies.

250. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR A SEVENTEENTH CAUSE OF ACTION

(Breach Of Fiduciary Duty Of Good Faith, Care and Loyalty Against

NYSE And The Director Defendants)

251. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

252. The Merger Agreement provides that if NYSE receives an unsolicited bona fide offer prior to member approval of the Archipelago merger, the NYSE Board may engage in negotiations with the new offeror and may withdraw its recommendation in favor of the Archipelago merger if the new offer is a superior proposal.

253. In or about June 2005, an investment consortium led by HSBC (including Bain Capital and Blackstone Partners) met with Thain and stated that they were prepared to make a proposal to acquire NYSE for total additional consideration to NYSE seat holders of approximately $500,000 per seat over the Archipelago transaction. The proposal provided for an option to choose up to 100% of the purchase price in cash. NYSE refused to consider this offer.

254. By virtue of their positions as directors of the NYSE, the Director Defendants owe fiduciary duties to the seat holders. These duties include, but are not limited to, the obligation to consider and fully evaluate all proposed corporate transactions, the obligation to exercise due care in conducting the affairs of NYSE, and the obligation not to put self-interest and personal or other considerations ahead of the interests of NYSE seat holders.

255. Indeed, in further breach of their fiduciary duties, the Director Defendants have failed even to consider whether the HSBC proposal is a Superior Offer within the meaning of the Merger Agreement.

256. The Director Defendants failed to explore the proposal and breached their duties of care and loyalty by failing to appropriately consider possible alternatives to the NYSE/Archipelago merger. The Director Defendants’ willful blindness and refusal to fully inform themselves of alternative proposals constitutes a breach of the Director Defendants’ fiduciary duties.

257. Unless enjoined by this Court, the Director Defendants will continue to breach their fiduciary duties to the detriment of NYSE seat holders, thereby preventing the seat holders from even considering potentially superior proposals such as the HSBC Proposal.

258. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR AN EIGHTEENTH CAUSE OF ACTION

(Breach Of Fiduciary Duty Of Candor Against NYSE

And The Director Defendants)

259. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

260. The S-4 and Amended S-4 fail to disclose the existence and terms of the HSBC Proposal.

261. Unless enjoined by this Court, the Director Defendants will continue to breach their fiduciary duties to the detriment of NYSE seat holders, thereby preventing the seat holders from even considering potentially superior proposals such as the HSBC Proposal.

262. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR A NINETEENTH CAUSE OF ACTION

(Breach Of Fiduciary Duty Of Candor Against NYSE

And The Director Defendants)

263. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

264. The S-4 and Amended S-4 fail to disclose the market value the NYSE anticipated it could have realized from an initial public offering of NYSE shares.

265. The S-4 and Amended S-4 fail to disclose for comparative purposes the value of other publicly traded exchanges, such as the Toronto Stock Exchange, and the Chicago Mercantile Exchange, which recently converted to for-profit status independently of any merger.

266. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR A TWENTIETH CAUSE OF ACTION

(Breach Of Fiduciary Duty Of Candor Against NYSE And The Director Defendants)

267. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as though fully set forth herein.

268. The S-4 and Amended S-4 fail to disclose the fact that Lazard’s fairness opinion is worthless insofar as the fairness of the proposed merger as of the date it will be voted upon is concerned because the opinion is based on woefully out of date financial information and projections, including the fact that Archipelago’s stock price had gone from $16.90 to over $40 per share since the announcement of the merger, and because the financial results announced for the first six months of 2005 have differed materially from the projected results for both the NYSE and Archipelago.

269. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

AS AND FOR A TWENTY-FIRST CAUSE OF ACTION

(Aiding And Abetting Breaches Of Fiduciary Duties Against Goldman)

270. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as though fully set forth herein.

271. As set forth above, Goldman has originated, directed, and substantially participated in discussions and negotiations leading to the execution of the Merger Agreement. Goldman has provided knowing assistance to Thain and the other Director Defendants, and has aided them in the breach of their fiduciary duties to NYSE seat holders, all to Goldman’s substantial benefit.

272. By reason of the foregoing, Plaintiffs are entitled to appropriate equitable relief. They have no adequate remedy at law.

CLASS ACTION ALLEGATIONS

273. Plaintiffs bring this action as a class action, pursuant to Article 9 of the New York Civil Practice Law and Rules, on behalf of themselves and a Class consisting of holders of all 1,366 NYSE seats or their successors in interest, other than Goldman.

274. Members of the Class are located throughout the United States. Joinder of all Class members is impracticable.

275. There are questions of law and fact common to all Class members which predominate over any questions affecting only individual Class members, including:

a. Whether the terms of the Revised Merger Agreement are unfair to the members of the Class;

b. Whether the 70/30 allocation of the shares of Holdco is unfair to the members of the Class;

c. Whether the lock-up provision of the Revised Merger Agreement is unfair to the members of the Class;

d. Whether the set-aside of Holdco stock for NYSE employees is unfair to the members of the Class;

e. Whether the amount of cash to be distributed to NYSE seat holders is unfair to the members of the Class;

f. Whether any potential recovery in the Spitzer Action should be paid exclusively to members of the Class;

g. Whether the proposed merger adequately compensates the members of the Class for the trading rights which NYSE seat holders can use or lease to other individuals;

h. Whether the Director Defendants have breached their fiduciary duties to Class members;

i. Whether Goldman has aided and abetted the Director Defendants’ breach of their fiduciary duties to Class members;

j. Whether the vote on the equity compensation plan should be separate from the vote on the merger;

k. What form of relief is appropriate under the circumstances; and

l. In the event that the proposed merger is consummated in accordance with the terms of the Revised Merger Agreement, whether the members of the Class may recover damages from Defendants, and, if so, what is the proper measure of such damages.

276. Defendants have acted on grounds generally applicable to the Class, thereby making appropriate preliminary and final injunctive relief or corresponding declaratory relief with respect to the Class as a whole.

277. Plaintiffs’ claims are typical of all Class members’ claims. Plaintiffs have selected counsel with vast experience in class action litigation and trial and appellate practice in New York courts, and will fairly, adequately and vigorously protect the interests of the Class. Neither Plaintiffs nor their counsel have interests antagonistic to those of the Class.

278. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. The expense and burden of individual litigation make it virtually impossible for all members of the Class individually to seek redress for the wrongful conduct alleged.

279. Plaintiffs know of no difficulty that will be encountered in the management of this litigation that would preclude its maintenance as a class action.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs, on behalf of themselves and the Class, demand judgment:

(a) Determining this action to be a class action properly maintained pursuant to Article 9 of the New York Civil Practice Law and Rules;

(b) Declaring that the Director Defendants have breached their fiduciary duties of loyalty, care, good faith and candor;

(c) Declaring that Goldman has aided and abetted the Director Defendants’ breach of their fiduciary duties of loyalty, care, good faith and candor;

(d) Preliminarily and permanently enjoining the Defendants from taking any further steps to carry out the Revised Merger Agreement, unless and until its terms are revised to make it fair to Plaintiffs and the Class;

(e) Preliminarily and permanently enjoining defendants from conducting any vote on the merger unless and until a separate vote on the employee holdback is provided for;

(f) Preliminarily and permanently enjoining defendants, executives and employees from soliciting or reviewing proxies from seat holders;

(g) In the event the proposed merger is consummated according to the terms set forth in the Revised Merger Agreement, awarding Plaintiffs and the Class damages in an amount to be determined at trial, plus interest;

(h) Awarding Plaintiffs and the Class the costs and expenses of this litigation, including experts’ fees and reasonable attorneys’ fees; and

(i) Awarding such other and further relief as the Court may deem just and proper.

Dated:	New York, New York
September 27, 2005

LOWEY DANNENBERG BEMPORAD & SELINGER, P.C.

	By:	/S/ STEPHEN LOWEY
Stephen Lowey Thomas M. Skelton Todd S. Garber The Gateway, 11th Floor One North Lexington Avenue White Plains, NY 10601-1714 Telephone: 914-997-0500
-and-
GRANT & EISENHOFER, P.A.

	By:	/S/ JAMES J. SABELLA
OF COUNSEL: Arthur G. Raynes Stephen E. Raynes RAYNES McCARTY 1845 Walnut Street, 20th Flr. Philadelphia, PA 19103 Telephone: 215-568-6190		Jay W. Eisenhofer James J. Sabella Michael J. Barry 45 Rockefeller Center New York, NY 10011 Telephone: 212-755-6051
Co-Lead Counsel for Plaintiffs